As filed with the Securities and Exchange Commission on August 25, 2026
Registration No. 333-298362

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Amendment No. 1
to
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
COLONY BANKCORP, INC.
(Exact name of registrant as specified in its charter)
Georgia (State or other jurisdiction of incorporation or organization)	6022 (Primary Standard Industrial Classification Code Number)	58-1492391 (I.R.S. Employer Identification No.)
115 South Grant Street
Fitzgerald, Georgia 31750
(229) 426-6000
(Address, including zip code, and telephone number, including area, of registrant’s principal executive offices)
T. Heath Fountain
Chief Executive Officer
Colony Bankcorp, Inc.
115 South Grant Street
Fitzgerald, Georgia 31750
(229) 426-6000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
With copies of all communications to:
Mark C. Kanaly David S. Park Alston & Bird LLP One Atlantic Center 1201 W. Peachtree Street Atlanta, Georgia 30309 Telephone: (404) 881-7000	B.T. Atkinson Ward and Smith, P.A. 127 Racine Drive P.O. Box 7068 Wilmington, North Carolina 28406 Telephone: (910) 794-4845
Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the proposed merger described herein have been satisfied or waived.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Smaller reporting company ☐
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information in this joint proxy statement/prospectus is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This joint proxy statement/prospectus shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
PRELIMINARY — SUBJECT TO COMPLETION, AUGUST 25, 2026
JOINT PROXY STATEMENT/PROSPECTUS

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT
To the Shareholders of Colony Bankcorp, Inc. and First Reliance Bancshares, Inc.:
On June 24, 2026, Colony Bankcorp, Inc., or “Colony,” and First Reliance Bancshares, Inc., or “FSRL,” entered into an Agreement and Plan of Merger, which we refer to as the merger agreement, pursuant to which FSRL will merge with and into Colony, with Colony surviving the merger, which we refer to as the merger. Immediately following the merger, FSRL’s wholly-owned banking subsidiary, First Reliance Bank, a South Carolina state-chartered bank, will merge with and into Colony’s wholly-owned banking subsidiary, Colony Bank, a Georgia state-chartered bank, with Colony Bank as the surviving bank, which we refer to as the bank merger.
Pursuant to the merger agreement, each share of FSRL common stock and each share of FSRL preferred stock, which we refer to collectively herein as the FSRL stock, issued and outstanding immediately prior to the effective time of the merger (other than dissenting shares and excluded shares) will be converted into the right to receive, at the election of each FSRL shareholder, either: (i) an amount of cash, without interest, equal to $19.75 (the “per share cash consideration”) or (ii) 0.94 shares of Colony common stock (the “per share stock consideration”), subject to customary proration and allocation procedures such that approximately 20% of FSRL stock will receive the cash consideration and the remaining 80% will receive the stock consideration (the consideration such holder receives, the “merger consideration”).
Immediately prior to the effective time of the merger, all outstanding restricted shares of FSRL common stock granted under a FSRL stock plan (which we refer to as “FSRL restricted stock”) will become fully vested and will receive, at the election of the holder and subject to allocation procedures described in the merger agreement, either the per share cash consideration or the per share stock consideration in respect of each share of FSRL restricted stock, less any required tax withholding. Immediately prior to the effective time of the merger, each outstanding restricted stock unit (other than certain restricted stock units identified as “rollover RSUs”) granted under a FSRL stock plan (which we refer to as an “FSRL RSU”) will become fully vested and will receive, at the election of the holder and subject to allocation procedures described in the merger agreement, either the per share cash consideration or the per share stock consideration in respect of each FSRL RSU, less any required tax withholding. Each rollover RSU will be assumed by Colony and converted into a restricted stock unit with respect to shares of Colony common stock (a “Colony RSU”), with the number of Colony RSUs determined based on the exchange ratio and subject to substantially the same terms and conditions, including vesting conditions. Immediately prior to the effective time of the merger, each option to purchase shares of FSRL common stock (which we refer to as an “FSRL option”), whether vested or unvested, will be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (1) the total number of shares of FSRL common stock subject to such option and (2) the excess, if any, of the per share cash consideration over the exercise price per share of FSRL common stock under such option, less applicable taxes. No payment will be made with respect to any option having an exercise price per share equal to or greater than the per share cash consideration.
Although the number of shares of Colony common stock that FSRL shareholders will receive as per share stock consideration is fixed, the market value of the per share stock consideration and the aggregate merger consideration will fluctuate with the market price of Colony common stock and will not be known at the time FSRL or Colony shareholders vote on the merger. Colony common stock is currently quoted on the New York Stock Exchange under the symbol “CBAN.” Based on the last reported sale price of Colony common stock of $21.08 per share on June 23, 2026, the last full trading day before the public announcement of the merger agreement, the 0.94 exchange ratio represented approximately $19.82 in value for each share of FSRL stock to be converted into Colony common stock. Based on the closing sale price of Colony common stock of  $21.38 per share on August 24, 2026, the latest practicable trading date prior to the printing of this joint proxy statement/prospectus, the exchange ratio represented approximately $20.10 in value for each share of FSRL stock to be converted into Colony common stock. FSRL common stock is quoted on the OTCQX Best Market under the symbol “FSRL” and the last sale price on June 23, 2026, the last full trading day before the public announcement of the merger agreement, was $15.25 per share, and the most recent reported closing sale price of FSRL common stock on August 24, 2026 was $19.65 per share. We urge you to obtain current market quotations for the price of Colony common stock (trading symbol “CBAN”). FSRL common stock is quoted on the OTCQX Best Market under the symbol “FSRL.”
The number of shares of Colony common stock offered by Colony and issuable in the merger is approximately 6,185,975 shares, subject to adjustment based on certain potential anti-dilutive adjustments described in this joint proxy statement/prospectus. Following the completion of the merger, former FSRL shareholders will own approximately 22.57% of the combined company based upon the number of Colony shares outstanding as of August 19, 2026.
Colony will hold a special meeting of its shareholders (which we refer to as the “Colony special meeting”) on October 14, 2026, at 1:00 P.M. Eastern Time, conducted solely by means of remote communication (virtual meeting), where Colony shareholders will be asked to vote on a proposal to approve the issuance of shares of Colony common stock as merger consideration (which we refer to as the “Colony stock issuance proposal”), and related matters. FSRL will hold a special meeting of its shareholders (which we refer to as the “FSRL special meeting”) on October 14, 2026, at 1:00 P.M. local time, at First Reliance Bank — Learning Center, 2148 West Palmetto Street, Florence, South Carolina, where FSRL shareholders will be asked to vote on a proposal to approve the merger agreement and the transactions contemplated thereby, including the merger (which we refer to as the “FSRL merger proposal”) and related matters as described in this joint proxy statement/prospectus. The merger cannot be completed unless, among other things, (i) holders of two-thirds of the votes entitled to be cast by the holders of FSRL common stock and FSRL preferred stock, voting together as a single voting group, vote to approve the FSRL merger proposal, and (ii) the Colony stock issuance proposal receives the affirmative vote of a majority of the votes represented by holders of Colony common stock entitled to vote thereon at the Colony special meeting, in each case assuming a quorum is present.
Colony and FSRL are sending you this joint proxy statement/prospectus to ask you to vote in favor of these and other matters described in this joint proxy statement/prospectus.
Each of Colony and FSRL expects that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code. Assuming the merger so qualifies, FSRL shareholders who exchange their shares of FSRL stock solely for shares of Colony common stock pursuant to the merger generally would not recognize gain or loss on the exchange. Holders of FSRL stock generally will be subject to tax with respect to any cash consideration received, including cash received in lieu of fractional shares of Colony common stock. (See “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 166 of the enclosed joint proxy statement/prospectus).
YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF COLONY COMMON STOCK OR FSRL STOCK YOU OWN. To ensure your representation at the Colony special meeting or the FSRL special meeting, as applicable, please follow the voting instructions in the enclosed joint proxy statement/prospectus and on your proxy card. Please vote promptly whether or not you expect to attend your respective shareholder meeting. Submitting a proxy now will NOT prevent you from being able to vote in person at the FSRL special meeting or vote virtually at the Colony special meeting. If you hold your shares in “street name,” you should instruct your broker, bank or other nominee how to vote in accordance with the voting instruction form you receive from your broker, bank or other nominee. If you hold your shares in the FSRL Employee Stock Ownership Plan, which we refer to as the FSRL ESOP, you should instruct the plan trustee how to vote in accordance with the voting instructions form you receive with this joint proxy statement/prospectus.
The Colony board of directors has unanimously (1) determined that the merger agreement and the transactions contemplated thereby, including the merger and the issuance of shares of Colony common stock as merger consideration, are in the best interests of Colony and its shareholders and declared that the merger agreement is advisable and (2) approved the execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated thereby. The Colony board of directors unanimously recommends that Colony shareholders vote “FOR” the Colony stock issuance proposal and “FOR” the other matters to be considered at the Colony special meeting.
The FSRL board of directors has unanimously (1) determined that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of FSRL and its shareholders and adopted the merger agreement and (2) approved the execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated thereby. The FSRL board of directors unanimously recommends that FSRL shareholders vote “FOR” the FSRL merger proposal and “FOR” the other matters to be considered at the FSRL special meeting.
This joint proxy statement/prospectus provides you with detailed information about the merger agreement and the merger. It also contains or references information about Colony and FSRL and certain related matters. You are encouraged to read this joint proxy statement/prospectus carefully. In particular, you should read the “Risk Factors” section beginning on page 30 for a discussion of the risks you should consider in evaluating the proposed merger and how it will affect you. You can also obtain information about Colony from documents that have been filed with the Securities and Exchange Commission that are incorporated by reference in this joint proxy statement/prospectus.

We look forward to a successful completion of the merger and thank you for your prompt attention to this important matter.
Sincerely,
T. Heath Fountain Chief Executive Officer Colony Bankcorp, Inc.	F.R. Saunders, Jr. Chief Executive Officer First Reliance Bancshares, Inc.
Neither the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency, nor any state securities commission or any other bank regulatory agency has approved or disapproved the securities to be issued in the merger or determined if this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.
The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either Colony or FSRL, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
The date of this joint proxy statement/prospectus is [      ], 2026, and it is first being mailed or otherwise delivered to Colony shareholders and FSRL shareholders on or about [      ], 2026.

FIRST RELIANCE BANCSHARES, INC.
2170 West Palmetto Street
Florence, South Carolina 29501
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 14, 2026
To the shareholders of First Reliance Bancshares, Inc.:
NOTICE IS HEREBY GIVEN that First Reliance Bancshares, Inc. (which we refer to as “FSRL”) will hold a special meeting of its shareholders (which we refer to as the “FSRL special meeting”) on October 14, 2026 at First Reliance Bank — Learning Center, 2148 West Palmetto Street, Florence, South Carolina, at 1:00 p.m., local time to consider and vote upon the following matters:
•
To consider and vote upon a proposal to approve the Agreement and Plan of Merger (which we refer to as the “merger agreement”), dated as of June 24, 2026, by and between Colony Bankcorp, Inc. (which we refer to as “Colony”) and FSRL, pursuant to which FSRL will merge with and into Colony, with Colony surviving the merger, and the transactions contemplated by the merger, each as more fully described in the accompanying joint proxy statement/prospectus (which we refer to as the “FSRL merger proposal”); and

•
To consider and vote upon a proposal to adjourn the FSRL special meeting, if necessary or appropriate, to solicit additional proxies in favor of the FSRL merger proposal (which we refer to as the “FSRL adjournment proposal”).

Approval of the FSRL merger proposal requires the affirmative vote of two-thirds of the votes entitled to be cast by the holders of FSRL common stock and FSRL preferred stock, voting together as a single voting group, entitled to vote thereon at the FSRL special meeting. Approval of the FSRL adjournment proposal (if necessary or appropriate) requires the affirmative vote of a majority of the votes cast on the proposal by holders of FSRL common stock and FSRL preferred stock, present in person or represented by proxy at the FSRL special meeting and entitled to vote thereon. FSRL will transact no other business at the FSRL special meeting, except for business properly brought before the FSRL special meeting or any adjournment or postponement thereof.
FSRL shareholders must approve the FSRL merger proposal in order for the merger to occur. If FSRL shareholders fail to approve the FSRL merger proposal, the merger will not occur. FSRL shareholders are not required to approve the FSRL adjournment proposal in order for the merger to occur. The joint proxy statement/prospectus accompanying this notice explains the merger agreement and the transactions contemplated thereby, as well as the proposals to be considered at the FSRL special meeting. Please review the joint proxy statement/prospectus carefully.
FSRL shareholders are entitled to dissenters’ rights under the provisions of the South Carolina Business Corporation Act (which we refer to as the “SCBCA”) in connection with the proposed merger. If the merger is completed, shareholders who properly exercise and perfect their dissenters’ rights and otherwise comply with the applicable provisions of Chapter 13 of the SCBCA are entitled to receive payment in cash of the “fair value” of their shares, as determined in accordance with the SCBCA. A copy of the applicable statutory provisions of Chapter 13 of the SCBCA is included with the accompanying joint proxy statement/prospectus as Annex D, and a summary of the provisions can be found under the section of the joint proxy statement/prospectus entitled “The Merger — Dissenters’ Rights.” It is a condition to the consummation of the merger that holders of no more than 7.5% of the outstanding shares of FSRL stock exercise dissenters’ rights.
The FSRL board of directors has fixed the close of business on August 21, 2026 as the record date for the FSRL special meeting. Only FSRL shareholders of record as of the record date are entitled to notice of, and to vote at, the FSRL special meeting, or any adjournment or postponement of the FSRL special meeting. Any shareholder entitled to attend and vote at the FSRL special meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf.
YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF FSRL STOCK YOU OWN. Whether or not you plan to attend the FSRL special meeting, please complete,

sign, date and return the enclosed proxy card in the postage-paid envelope provided at your earliest convenience. You may also submit a proxy by telephone or via the Internet by following the instructions in the enclosed joint proxy statement/prospectus and on your proxy card. If you hold your shares in “street name” through a broker, bank or other nominee, you should direct the vote of your shares in accordance with the voting instruction form received from your broker, bank or other nominee. If you hold your shares in the FSRL ESOP, you should instruct the plan trustee how to vote in accordance with the voting instruction form you received with this  joint proxy statement/prospectus.
The FSRL board of directors has unanimously approved the merger agreement and the transactions contemplated thereby, including the merger, and unanimously recommends that FSRL shareholders vote “FOR” the FSRL merger proposal and “FOR” the FSRL adjournment proposal (if necessary or appropriate).
BY ORDER OF THE BOARD OF DIRECTORS,
F.R. Saunders, Jr.
Chief Executive Officer

Colony Bankcorp, Inc.
115 South Grant Street
Fitzgerald, Georgia 31750
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 14, 2026
To the shareholders of Colony Bankcorp, Inc.:
NOTICE IS HEREBY GIVEN that Colony Bankcorp, Inc. (which we refer to as “Colony”) will hold a special meeting of its shareholders (which we refer to as the “Colony special meeting”) on October 14, 2026 at 1:00 P.M., local time, conducted solely by means of remote communication (virtual meeting). Instructions for accessing the virtual meeting, voting your shares electronically during the meeting and submitting questions will be provided in the accompanying joint proxy statement/prospectus and on your proxy card. To consider and vote upon the following matters:
•
To consider and vote upon a proposal to approve the issuance of Colony common stock pursuant to the Agreement and Plan of Merger (which we refer to as the “merger agreement”), dated as of June 24, 2026, by and between Colony and First Reliance Bancshares, Inc. (which we refer to as “FSRL”), as more fully described in the accompanying joint proxy statement/prospectus (which we refer to as the “Colony stock issuance proposal”); and

•
To consider and vote upon a proposal to adjourn the Colony special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Colony stock issuance proposal (which we refer to as the “Colony adjournment proposal”).

Approval of the Colony stock issuance proposal and the Colony adjournment proposal (if necessary or appropriate) each requires the affirmative vote of holders representing a majority of the shares of Colony common stock represented at the special meeting. Colony will transact no other business at the special meeting, except for business properly brought before the special meeting or any adjournment or postponement thereof.
Colony shareholders must approve the Colony stock issuance proposal in order for the merger to occur. If the Colony shareholders fail to approve the Colony stock issuance proposal, the merger will not occur. The joint proxy statement/prospectus accompanying this notice explains the merger agreement and the transactions contemplated thereby, as well as the proposals to be considered at the Colony special meeting. Please review the joint proxy statement/prospectus carefully.
The Colony board of directors has fixed the close of business on August 19, 2026 as the record date for the special meeting. Only Colony shareholders of record as of the record date are entitled to notice of, and to vote at, the special meeting, or any adjournment or postponement of the special meeting. Any shareholder entitled to attend and vote at the Colony special meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf.
YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF COLONY COMMON STOCK YOU OWN. Whether or not you plan to attend the Colony special meeting, please complete, sign, date and return the enclosed proxy card in the postage-paid envelope provided at your earliest convenience. You may also submit a proxy by telephone or via the Internet by following the instructions in the enclosed joint proxy statement/prospectus and on your proxy card. If you hold your shares in “street name” through a broker, bank or other nominee, you should direct the vote of your shares in accordance with the voting instruction form received from your broker, bank or other nominee.
The Colony board of directors has unanimously approved the merger agreement and the transactions contemplated thereby, including the merger and the issuance of shares of Colony common stock as merger consideration, and unanimously recommends that Colony shareholders vote “FOR” the Colony stock issuance proposal and “FOR” the Colony adjournment proposal (if necessary or appropriate).
BY ORDER OF THE BOARD OF DIRECTORS,
T. Heath Fountain
Chief Executive Officer

ADDITIONAL INFORMATION
This joint proxy statement/prospectus incorporates important business and financial information about Colony from documents filed with the Securities and Exchange Commission, or SEC, that are not included in or delivered with this joint proxy statement/prospectus. You can obtain any of the documents filed with or furnished to the SEC by Colony at no cost from the SEC’s website at http://www.sec.gov. Colony has filed a registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part. As permitted by SEC rules, this joint proxy statement/prospectus does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may obtain a free copy of the registration statement, including any amendments, schedules and exhibits at the address set forth below. Statements contained in this joint proxy statement/prospectus as to the contents of any contract or other documents referred to in this joint proxy statement/prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement. You may also request copies of these documents, including documents incorporated by reference in this joint proxy statement/prospectus, at no cost by contacting Colony at the contact information set forth below:
Colony Bankcorp, Inc.
115 South Grant Street
Fitzgerald, Georgia 31750
Attn: Corporate Secretary
Telephone: (229) 426-6000
You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five business days before the date of your respective company’s shareholder meeting, or October 7, 2026.
If you are a Colony shareholder and have any questions about the merger agreement, the merger, the Colony special meeting or the joint proxy statement/prospectus, would like additional copies of the joint proxy statement/prospectus, need a proxy card or need help voting your shares of Colony common stock, please contact Edward L. Bagwell at Colony by phone at (229) 426-6000 or by email to lbagwell@colonybank.com.
If you are a FSRL shareholder and have any questions about the merger agreement, the merger, the FSRL special meeting or the joint proxy statement/prospectus, would like additional copies of the joint proxy statement/prospectus, need a proxy card or need help voting your shares of FSRL stock, please contact Robert Haile, Chief Financial Officer by phone at (843) 656-5000 or by email at rhaile@firstreliance.com.
You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [           ], 2026, and you should assume that the information in this joint proxy statement/prospectus is accurate only as of such date. You should assume that the information incorporated by reference into this joint proxy statement/prospectus from another document is accurate as of the date of such other document or the date referenced in such other document with respect to particular information contained therein. Neither the mailing of this document to the shareholders of Colony or FSRL nor the issuance by Colony of shares of Colony common stock in connection with the merger will create any implication to the contrary.
This document does not constitute an offer to sell, or a solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this document regarding FSRL has been provided by FSRL and information contained in this document regarding Colony has been provided by Colony. See “Where You Can Find More Information” beginning on page 171 for more details.

QUESTIONS AND ANSWERS	1
SUMMARY	14
SPECIAL CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	27
RISK FACTORS	30
UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS	39
COLONY BANKCORP, INC. AND SUBSIDIARIES UNAUDITED PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2026	41
COLONY BANKCORP, INC. AND SUBSIDIARIES UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2025	43
COLONY BANKCORP, INC. AND SUBSIDIARIES UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED STATEMENT OF INCOME FOR THE THREE MONTHS ENDED JUNE 30, 2026	45
FSRL SPECIAL MEETING OF SHAREHOLDERS	47
Date, Time and Place of FSRL Special Meeting	47
Matters to be Considered	47
Recommendation of the FSRL Board of Directors	47
Record Date and Quorum	47
Required Vote; Treatment of Abstentions and Failure to Vote	47
Voting Agreements	48
Voting and Revocation of Proxies	48
Shares Held in “Street Name”	48
Solicitation of Proxies; Expenses	49
Attending the FSRL Special Meeting	49
FSRL Merger Proposal	49
FSRL Adjournment Proposal	50
Dissenters’ Rights	50
Assistance	50
COLONY SPECIAL MEETING OF SHAREHOLDERS	51
Date, Time and Place of Colony Special Meeting	51
Matters to be Considered	51
Recommendation of the Colony Board of Directors	51
Record Date and Quorum	51
Required Vote; Treatment of Abstentions; Broker Non-Votes and Failure to Vote	51
Voting and Revocation of Proxies	52
Shares Held in “Street Name”; Broker Non-Votes	52
Solicitation of Proxies; Expenses	53
Attending the Colony Special Meeting	53
Colony Stock Issuance Proposal	53
Colony Adjournment Proposal	53
Assistance	54

i

ii

iii

QUESTIONS AND ANSWERS
The following are answers to certain questions you may have regarding the merger, the Colony special meeting, and the FSRL special meeting. We urge you to read carefully the remainder of this joint proxy statement/prospectus, including the annexes and the documents incorporated by reference into this joint proxy statement/prospectus, because the information in this section may not provide all the information that might be important to you in determining how to vote.
Unless the context otherwise requires, references in this joint proxy statement/prospectus to “Colony” refer to Colony Bankcorp, Inc., a Georgia corporation, and its subsidiaries, including Colony Bank, a Georgia state-chartered bank and the wholly-owned subsidiary of Colony Bankcorp, Inc. Additionally, unless the context otherwise requires, references to “FSRL” refer to First Reliance Bancshares, Inc., a South Carolina corporation, and its subsidiaries, including First Reliance Bank, a South Carolina state-chartered bank and the wholly-owned subsidiary of First Reliance Bancshares, Inc.
Q:
What is the merger?

A:
Colony and FSRL have entered into an Agreement and Plan of Merger on June 24, 2026 (which we refer to as the “merger agreement”), pursuant to which FSRL will merge with and into Colony, with Colony continuing as the surviving entity (which we refer to as the “merger”). Immediately following the merger, FSRL’s wholly-owned banking subsidiary, First Reliance Bank, a South Carolina state-chartered bank, will merge with and into Colony’s wholly-owned banking subsidiary, Colony Bank, a Georgia state-chartered bank, with Colony Bank as the surviving bank (which we refer to as the “bank merger”), pursuant to the terms of the Bank Plan of Merger and Merger Agreement entered into by Colony Bank and First Reliance Bank on June 24, 2026 (which we refer to as the “bank merger agreement”).

FSRL will hold a special meeting of its shareholders (which we refer to as the “FSRL special meeting”) and Colony will hold a special meeting of its shareholders (which we refer to as the “Colony special meeting”) to obtain, among other things, the required shareholder approvals in connection with the merger, and you are being provided with this joint proxy statement/prospectus in connection with those shareholder meetings. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A. We urge you to read carefully this joint proxy statement/prospectus and the merger agreement in their entirety.
Q:
Why am I receiving this joint proxy statement/prospectus?

A:
We are delivering this document to you because it is a joint proxy statement being used by the FSRL and Colony boards of directors to solicit proxies of their respective shareholders in connection with approval and adoption of the merger agreement and related matters. In order to complete the merger, among other things:

•
FSRL shareholders must approve the merger agreement and the transactions contemplated thereby, including the merger; and

•
Colony shareholders must approve the issuance of shares of Colony common stock to FSRL shareholders in connection with the merger.

In order to approve and adopt the merger agreement, the issuance of Colony common stock and related matters, FSRL and Colony have each called a meeting of their respective shareholders. This document serves as a joint proxy statement for both the FSRL special meeting and the Colony special meeting and describes the proposals to be presented at the meetings.
This document is also a prospectus that is being delivered to FSRL shareholders because Colony is offering shares of its common stock to FSRL shareholders in connection with the merger.
This joint proxy statement/prospectus contains important information about the merger and the other proposals being voted on at the meetings. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares voted by proxy without attending your meeting. Your vote is important. We encourage you to submit your proxy as soon as possible.

Q:
What will Colony shareholders receive in the merger?

A:
In the merger, Colony shareholders will not receive any consideration, and their Colony common stock will remain outstanding and will constitute shares of Colony following the merger. Following the merger, shares of Colony common stock will continue to be traded on the New York Stock Exchange.

Q:
What will FSRL shareholders receive in the merger?

A:
If the merger agreement is approved by the shareholders of FSRL, the stock issuance is approved by the shareholders of Colony, all other conditions to consummation of the merger are satisfied or waived and the merger is completed, each share of FSRL common stock and each share of FSRL preferred stock, which we refer to collectively herein as the FSRL stock, issued and outstanding immediately prior to the effective time of the merger (other than dissenting shares and excluded shares) will be converted into the right to receive, at the election of each FSRL shareholder, either: (i) an amount of cash, without interest, equal to $19.75 (the “per share cash consideration”) or (ii) 0.94 shares of Colony common stock (the “per share stock consideration”), subject to customary proration and allocation procedures such that approximately 20% of FSRL stock will receive the cash consideration and the remaining 80% will receive the stock consideration (the consideration such holder receives, the “merger consideration”).

If FSRL delivers notice of its intention to terminate the merger agreement because the conditions relating to declines in the trading price of Colony common stock relative to the NASDAQ Bank Index have been satisfied, Colony may elect, but is not obligated, to increase the exchange ratio. If Colony makes that election, the exchange ratio will be adjusted so that the stock consideration portion of the merger consideration equals or exceeds the minimum stock consideration amount, which is the lesser of: (i) the product of $21.08, the maximum number of shares of Colony common stock issuable as merger consideration and 0.80; or (ii) the product of the index ratio (as defined in the merger agreement), 0.80, the maximum number of shares of Colony common stock issuable as merger consideration and the average of the daily closing prices for shares of Colony common stock for the 20 consecutive full trading days ending on the trading day immediately preceding the fifth business day prior to the date of closing of the merger on which such shares are actually traded on the New York Stock Exchange, divided by the Colony Ratio (as defined in the merger agreement). In that event, FSRL’s termination right based on such declines in the trading price of Colony common stock will cease to apply, the merger agreement will remain in effect in accordance with its terms, and the stock conversion maximum will be adjusted proportionately.
Colony will not issue any fractional shares of Colony common stock in the merger. Instead, a FSRL shareholder who otherwise would have received a fraction of a share of Colony common stock will receive an amount in cash (without interest and rounded to the nearest cent) determined by multiplying (1) the average of the daily closing prices for shares of Colony common stock for the 20 consecutive full trading days ending on the trading day immediately preceding the fifth business day prior to the date of closing of the merger on which such shares are actually traded on the New York Stock Exchange by (2) the fraction of a share (rounded to the nearest one hundredth of a share) of Colony common stock to which such shareholder would otherwise be entitled to receive.
Q:
When is the election deadline?

A:
Each holder of record of FSRL stock will be mailed a form of election/letter of transmittal and other appropriate and customary transmittal materials not less than 20 business days prior to the election deadline. The deadline for FSRL shareholders to make their elections to receive the per share cash consideration, the per share stock consideration, or a combination thereof in exchange for each share of FSRL stock they hold (which we refer to as the “election deadline”) is 5:00 p.m. Eastern Time on the later of (1) October 14, 2026, the date of the FSRL special meeting or (2) the date that Colony and FSRL agree is as near as practicable to five business days prior to the closing date. The election form will specify the election deadline. Each holder of FSRL stock should specify in the election form (1) the number of shares of FSRL stock that such shareholder elects to have exchanged for the stock consideration, and (2) the number of shares of FSRL stock such shareholder elects to have exchanged for the cash consideration. All such elections are subject to adjustment on a pro rata basis as described elsewhere in this joint proxy statement/prospectus. Holders of FSRL stock will receive their merger consideration as promptly as practicable following the effective time of the merger, subject to the holders submitting their properly completed letter of transmittal and other transmittal materials. Because of the way the election and proration procedures work, even if you submit a properly completed and signed election form, it is possible that you may not receive exactly the type of merger consideration you have elected. If you do not submit a properly completed and signed election form to the exchange agent by the election deadline, you will have no control over the type of merger consideration you will receive.
If you hold shares in “street name” through a bank, broker, nominee or other holder of record you must follow the instructions provided by the bank, broker, nominee or other holder of record to make an election.
If you hold shares in the FSRL ESOP, you must follow the instructions provided by the trustee to make an election. The deadline for submission of the instruction form will be October 12, 2026, two business days prior to the FSRL special meeting.
Q:
Am I guaranteed to receive the type of merger consideration that I elect?

A:
No. The merger agreement provides that the aggregate number of shares of FSRL stock that may be converted into the right to receive stock consideration may not exceed 80% of the shares of FSRL stock outstanding immediately prior to the effective time, subject to adjustment in certain circumstances. As a result, the form of merger consideration that you receive will depend on the elections made by other FSRL shareholders and the allocation and proration procedures contained in the merger agreement. If cash elections or stock elections are oversubscribed, your election may be prorated and reallocated as described elsewhere in this joint proxy statement/prospectus. Accordingly, even if you make a valid election to receive cash consideration or stock consideration, you may receive a combination of cash consideration and stock consideration as a result of the proration procedures.

Q:
What is the process for making an election to receive the per share cash consideration, per share stock consideration, or a combination thereof?

A:
Each FSRL shareholder may make an election to exchange their shares of FSRL stock for the per share cash consideration, the per share stock consideration, or a combination thereof. Colony’s appointed exchange agent, Equiniti Trust Company, LLC, is mailing to each holder of record of FSRL stock an election form containing instructions and materials necessary for each FSRL shareholder to elect the form of per share merger consideration they prefer to receive in the merger. Those election materials will provide the deadline by which such elections must be received. As stated above, the election deadline will be the later of October 14, 2026 or a date that the parties agree is approximately five business days prior to closing. These election materials will also provide instructions and a letter of transmittal necessary for the holders of FSRL stock to tender their certificates in exchange for the merger consideration. If you do not receive the election materials, please contact the Colony’s exchange agent by phone at 800-468-9716 or by email at helpAST@equiniti.com.

Each FSRL shareholder may (i) elect to receive the per share cash consideration with respect to each share of FSRL stock held, (ii) elect to receive the per share stock consideration with respect to each share of FSRL stock held, (iii) elect to receive a mix of the per share cash consideration and the per share stock consideration, or (iv) indicate that such shareholder makes no such election. Shares of FSRL stock for which a valid election to receive the per share cash consideration has been made on or prior to the election deadline are referred to as “cash election shares.” Shares for which a valid election to receive the per share stock consideration has been made on or prior to the election deadline are referred to as “stock election shares.” Shares of FSRL stock for which no valid election was made on or prior to the election deadline are referred to as “non-election shares.” FSRL shareholder elections are subject to adjustment as described below.

Q:
What happens if the per share stock consideration is oversubscribed or undersubscribed?

A:
The merger agreement provides that the aggregate number of shares of FSRL stock that may be converted into the right to receive stock consideration may not exceed the stock conversion maximum, which equals 80% of the shares of FSRL stock outstanding immediately prior to the effective time, subject to adjustment in certain circumstances. Based on the outstanding shares of FSRL stock as of August 21, 2026 and the exchange ratio of 0.94, the stock conversion maximum would result in the issuance of approximately 5,937,385.92 shares of Colony common stock, assuming no adjustment to the exchange ratio or stock conversion maximum pursuant to the merger agreement.

If the aggregate number of shares of FSRL stock with respect to which stock elections are made exceeds the stock conversion maximum:
•
all cash election shares and all non-election shares will be converted into the right to receive the per share cash consideration; and

•
the stock election shares of each holder will be converted into the right to receive the per share stock consideration only with respect to a pro rata portion of such holder’s stock election shares, with the remainder converted into the right to receive the per share cash consideration.

If the aggregate number of shares of FSRL stock with respect to which stock elections are made is less than the stock conversion maximum:
•
all stock election shares will be converted into the right to receive the per share stock consideration;

•
if the shortfall number is less than or equal to the total number of non-election shares, all cash election shares will be converted into the right to receive the per share cash consideration and a pro rata portion of the non-election shares will be converted into the right to receive the per share stock consideration, with the remaining non-election shares converted into the right to receive the per share cash consideration; and

•
if the shortfall number exceeds the total number of non-election shares, all non-election shares will be converted into the right to receive the per share stock consideration and a pro rata portion of the cash election shares will be converted into the right to receive the per share stock consideration, with the remaining cash election shares converted into the right to receive the per share cash consideration.

For more information, see “The Merger Agreement — Election Procedures; Allocation of Merger Consideration; Exchange of Certificates” beginning on page 96.
Q:
What happens to outstanding FSRL restricted stock awards in the merger?

A:
Immediately prior to, but contingent upon, the effective time of the merger, all outstanding shares of FSRL restricted stock will become fully vested and will receive, at the election of the holder and subject to the allocation procedures described in the merger agreement, either the per share cash consideration or the per share stock consideration in respect of each share of FSRL restricted stock, less any required withholding taxes.

Q:
What happens to outstanding FSRL RSUs in the merger?

A:
Immediately prior to, but contingent upon, the effective time of the merger, each outstanding FSRL RSU, other than the rollover RSUs, will become fully vested and will be cancelled and converted into the right to receive, at the election of the holder and subject to the allocation procedures described in the merger agreement, either the per share cash consideration or the per share stock consideration for each share of FSRL stock underlying the award, less any required withholding taxes.

Immediately prior to, but contingent upon, the effective time of the merger, each outstanding rollover RSU will be assumed by Colony and converted into a Colony RSU. The number of shares of Colony common stock subject to each converted Colony RSU will equal the number of shares of FSRL stock subject to the rollover RSU multiplied by the exchange ratio of 0.94, rounded down to the nearest whole share; the 0.94 exchange ratio is subject to adjustment as described elsewhere in this joint proxy statement/prospectus. The converted award will remain subject to substantially the same terms and vesting conditions, including any vesting acceleration provisions, that applied to the rollover RSU immediately before the merger, except that Colony may make such changes as it reasonably and in good faith determines are appropriate to conform the award to Colony’s equity compensation arrangements, so long as those changes do not modify the award’s vesting or vesting acceleration terms.
Q:
What happens to outstanding FSRL options to purchase shares of FSRL common stock in the merger?

A:
Immediately prior to, but contingent upon, the effective time of the merger, each FSRL option to purchase shares of FSRL common stock, whether vested or unvested, will be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (1) the total number of shares of FSRL common stock subject to such option and (2) the excess, if any, of the per share cash consideration over the exercise price per share of FSRL common stock under such option, less any required withholding taxes. Holders of FSRL options with an exercise price per share equal to or greater than the per share cash consideration will not be entitled to receive any payment in respect of such options.

Q:
Will the value of the merger consideration change between the date of this joint proxy statement/prospectus and the time the merger is completed?

A:
Yes. Although the number of shares of Colony common stock that FSRL shareholders will receive is fixed, the market value of the per share stock consideration and the aggregate merger consideration will fluctuate with the market price of Colony common stock and will not be known at the time FSRL shareholders vote on the merger. Colony common stock is currently quoted on the New York Stock Exchange under the symbol “CBAN.”

Q:
What will happen to shares of Colony common stock in the merger?

A:
Nothing. Each share of Colony common stock outstanding will remain outstanding as a share of Colony common stock following the effective time of the merger.

Q:
When and where are the FSRL special meeting and the Colony special meeting?

A:
FSRL Special Meeting:   The FSRL special meeting will be held on October 14, 2026, at 1:00 P.M. local time, at First Reliance Bank — Learning Center, 2148 West Palmetto Street, Florence, South Carolina.

Colony Special Meeting:   The Colony special meeting will be held on October 14, 2026, at 1:00 P.M., local time, and will be conducted solely by means of remote communication (virtual meeting). The virtual meeting will be accessible at www.virtualshareholdermeeting.com/CBAN2026. Instructions for accessing the virtual meeting and voting electronically will be provided in the accompanying joint proxy statement/prospectus and on your proxy card.
Q:
Who is entitled to vote at each shareholder meeting?

A:
FSRL Special Meeting:   All holders of FSRL stock who held shares at the close of business on August 21, 2026 (which we refer to as the “FSRL record date”), including holders of FSRL stock through the First Reliance Bank Employee Stock Ownership Plan (the “ESOP”), are entitled to receive notice of and to vote on the FSRL merger proposal and the FSRL adjournment proposal at the FSRL special meeting, provided that such shares of FSRL stock remain outstanding on the date of the FSRL special meeting.

Colony Special Meeting:   All holders of Colony common stock who held shares at the close of business on August 19, 2026 (which we refer to as the “Colony record date”) are entitled to receive notice of and to vote on the Colony stock issuance proposal and the Colony adjournment proposal at the Colony special meeting, provided that such shares of Colony common stock remain outstanding on the date of the Colony special meeting.

Q:
What are FSRL shareholders being asked to vote on and why is this approval necessary?

A:
FSRL shareholders are being asked to vote on the following proposals at the FSRL special meeting:

•
the approval of the merger agreement and the transactions contemplated thereby, including the merger (which we refer to as the “FSRL merger proposal”); and

•
the approval of the adjournment of the FSRL special meeting, if necessary or appropriate, to permit further solicitation of proxies in favor of the FSRL merger proposal (which we refer to as the “FSRL adjournment proposal”).

Shareholder approval of the FSRL merger proposal is required for completion of the merger. FSRL will transact no other business at the FSRL special meeting, except for business properly brought before the FSRL special meeting or any adjournment or postponement thereof.
Each executive officer and director of FSRL (which collectively constitute approximately 14.21% of the outstanding shares of FSRL stock based on the shares outstanding as of the FSRL record date) have entered into voting agreements with Colony agreeing to, among other things, vote their shares of FSRL stock in favor of the merger agreement and the transactions contemplated thereby and against any acquisition proposals or any actions that would result in a breach of any covenant, representation or warranty of FSRL in the merger agreement.
Q:
What are Colony shareholders being asked to vote on and why is this approval necessary?

A:
Colony shareholders are being asked to vote on the following proposals at the Colony special meeting:

•
the approval of the issuance of shares of Colony common stock as merger consideration (which we refer to as the “Colony stock issuance proposal”); and

•
the approval of the adjournment of the Colony special meeting, if necessary or appropriate, to permit further solicitation of proxies in favor of the Colony stock issuance proposal (which we refer to as the “Colony adjournment proposal”).

Shareholder approval of the Colony stock issuance proposal is required for completion of the merger. Colony will transact no other business at the Colony special meeting, except for business properly brought before the Colony special meeting or any adjournment or postponement thereof.
Each executive officer and director of Colony (which collectively constitute approximately 4.19% of the outstanding shares of Colony common stock based on the shares outstanding as of the Colony record date) have entered into voting agreements with FSRL agreeing to, among other things, vote their shares of Colony common stock in favor of the merger agreement and the transactions contemplated thereby, including the issuance of shares of Colony common stock as merger consideration in the merger.
Q:
What constitutes a quorum at each shareholder meeting?

A:
FSRL Special Meeting:   The presence, in person or represented by proxy, of at least a majority of the votes eligible to be cast by FSRL shareholders on the matters to be considered at the FSRL special meeting is necessary in order to constitute a quorum for purposes of those matters.

Colony Special Meeting:   The presence, virtually or represented by proxy, of at least a majority of the total number of outstanding shares of Colony common stock entitled to vote is necessary in order to constitute a quorum for purposes of the matters being voted on at the Colony special meeting.
Abstentions and shares held of record by a broker or nominee that are voted on any matter are included in determining whether a quorum exists. Broker non-votes, if any, will not be included in determining whether a quorum exists.

Q:
What vote is required to approve each proposal at the FSRL special meeting?

A:
FSRL merger proposal:   Approval of the FSRL merger proposal requires the affirmative vote of two-thirds of the votes entitled to be cast by the holders of FSRL common stock and FSRL preferred stock, voting together as a single voting group, entitled to vote thereon at the FSRL special meeting. If you fail to vote in person or by proxy, fail to instruct your bank, broker, trustee or other nominee to vote, or if you mark “ABSTAIN” on your proxy card, with respect to the FSRL merger proposal, it will have the same effect as a vote “AGAINST” the FSRL merger proposal. FSRL shareholders must approve the FSRL merger proposal in order for the merger to occur. If the FSRL shareholders fail to approve the merger proposal, the merger will not occur.

FSRL adjournment proposal:   If a quorum is present at the FSRL special meeting, approval of the FSRL adjournment proposal (if necessary or appropriate) requires that the votes cast in favor of the proposal exceed the votes cast opposing the proposal by holders of FSRL common stock and FSRL preferred stock, present in person or represented by proxy at the meeting and entitled to vote thereon. If you fail to vote in person or by proxy, fail to instruct your bank, broker, trustee or other nominee to vote, or if you mark “ABSTAIN” on your proxy card, with respect to the FSRL adjournment proposal, your shares will not be counted as votes cast on the proposal and will have no effect on the outcome of the vote, provided that a quorum is present at the meeting. If a quorum is not present at the meeting, a majority of the shares present in person or represented by proxy may recess and reconvene the meeting to a later date without a formal shareholder vote on adjournment. FSRL’s shareholders are not required to approve the FSRL adjournment proposal in order for the merger to occur. If FSRL’s shareholders fail to approve the FSRL adjournment proposal, but approve the FSRL merger proposal, the merger may nonetheless occur.
Q:
What vote is required to approve each proposal at the Colony special meeting?

A:
Colony stock issuance proposal:   Approval of the Colony stock issuance proposal requires the affirmative vote of holders representing a majority of the shares of Colony common stock represented at the meeting. If you fail to vote virtually or by proxy or fail to instruct your bank, broker or other nominee to vote, you will not be deemed represented at the meeting, and it will have no effect on the proposal. If you mark “ABSTAIN” on your proxy card, with respect to the Colony stock issuance proposal, it will have the same effect as a vote “AGAINST” the proposal. Colony shareholders must approve the Colony stock issuance proposal in order for the merger to occur. If Colony shareholders fail to approve the merger proposal, the merger will not occur.

Colony adjournment proposal:   Approval of the Colony adjournment proposal (if necessary or appropriate) requires the affirmative vote of holders representing a majority of the shares of Colony common stock represented at the meeting. If you fail to vote virtually or by proxy or fail to instruct your bank, broker or other nominee to vote, you will not be deemed represented at the meeting, and it will have no effect on the proposal. If you mark “ABSTAIN” on your proxy card, with respect to the Colony adjournment proposal, it will have the same effect as a vote “AGAINST” the proposal. Colony’s shareholders are not required to approve the Colony adjournment proposal in order for the merger to occur. If Colony’s shareholders fail to approve the Colony adjournment proposal, but approve the Colony stock issuance proposal, the merger may nonetheless occur.
Q:
What are the conditions for completion of the merger?

A:
The obligations of FSRL and Colony to complete the merger are subject to the satisfaction or waiver of certain closing conditions contained in the merger agreement, including the receipt of required regulatory approvals, tax opinions, approval of the FSRL merger proposal by FSRL’s shareholders and the Colony stock issuance proposal by Colony’s shareholders. For more information, see “The Merger Agreement — Conditions to Complete the Merger” beginning on page 109.

Q:
When will the merger be completed?

A:
We will complete the merger when all of the conditions to complete the merger contained in the merger agreement are satisfied or waived, including the receipt of required regulatory approvals and the approval of the FSRL merger proposal by FSRL’s shareholders and the Colony stock issuance proposal by Colony’s shareholders. While we expect the merger to be completed as early as the fourth quarter of 2026, because fulfillment of some of the conditions to complete the merger is not entirely within our control, we cannot assure you of the actual timing.

Q:
How does the FSRL board of directors and the Colony board of directors recommend that I vote?

A:
The FSRL board of directors has unanimously approved the merger agreement and the transactions contemplated thereby, including the merger, and unanimously recommends that FSRL shareholders vote “FOR” the FSRL merger proposal and “FOR” the FSRL adjournment proposal (if necessary or appropriate).

The Colony board of directors has unanimously approved the merger agreement and the transactions contemplated thereby, including the merger and the issuance of shares of Colony common stock as merger consideration, and unanimously recommends that Colony shareholders vote “FOR” the Colony stock issuance proposal and “FOR” the Colony adjournment proposal (if necessary or appropriate).
Q:
What do I need to do now?

A:
After you have carefully read this joint proxy statement/prospectus and have decided how you wish to vote your shares, please vote your shares promptly using the enclosed proxy card so that your shares are represented and voted at the special meeting. If you hold your shares in your name as a shareholder of record, in order to vote your shares you must complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. Alternately, you may vote online or by telephone, as described below. If you hold your shares in “street name” through a bank or broker, you must direct your bank or broker how to vote in accordance with the instructions you have received from your bank or broker. “Street name” shareholders who wish to vote in person at the FSRL special meeting will need to obtain a legal proxy from the institution that holds their shares. If you hold shares in the FSRL ESOP, you must direct the plan trustee how to vote in accordance with the voting instruction form you received with this joint proxy statement/prospectus. Colony shareholders who wish to attend, vote, or submit questions at the virtual Colony special meeting should review the voting instructions provided to their broker, bank or other nominee regarding obtaining a control number for virtual participation.

Q:
How do I vote?

A:
If you are a holder of record of FSRL stock as of August 21, 2026, the FSRL record date, you may submit your proxy before the FSRL special meeting in any of the following ways:

•
by mail, by completing, signing, dating and returning the enclosed proxy card to FSRL using the enclosed postage-paid envelope;

•
by telephone, by calling toll-free (800) 690-6903 and following the recorded instructions; or

•
via the Internet, by accessing the website www.proxyvote.com and following the instructions on the website.

If you are a shareholder of record of Colony as of August 19, 2026, the Colony record date, you may submit your proxy before the Colony special meeting in any of the following ways:
•
by mail, by completing, signing, dating and returning the enclosed proxy card to Colony using the enclosed postage-paid envelope;

•
by telephone, by calling toll-free 1-800-690-6903 and following the recorded instructions; or

•
via the Internet, by accessing the website www.virtualshareholdermeeting.com/CBAN2026 and following the instructions on the website.

If you are a participant in the FSRL ESOP, you may instruct the trustee how to vote the shares of FSRL common stock allocated to his or her account under the ESOP by completing the voting instruction form distributed by the ESOP administrator. If a participant properly executes the voting instruction form, the administrator will instruct the trustee to vote the participant’s shares in accordance with the participant’s instructions, so long as such vote is solely in the interest of participants and beneficiaries and in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended.
If you intend to submit your proxy by mail, your completed proxy card must be received prior to your respective company’s shareholder meeting. Colony shareholders who intend to submit a proxy by telephone or via the Internet must do so by 11:59 P.M. Eastern Time on the day before the Colony special meeting. FSRL shareholders who intend to submit a proxy by telephone or via the Internet must do so by 11:59 P.M. Eastern Time on the day before the FSRL special meeting.
If you are a shareholder of record of FSRL as of the FSRL record date, you may also cast your vote in person at the FSRL special meeting. If you are a shareholder of record of Colony as of the Colony record date, you may attend the Colony special meeting virtually, vote electronically and submit questions. If you plan to attend the FSRL special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you to be admitted to the FSRL special meeting. FSRL reserves the right to refuse admittance to anyone without proper proof of stock ownership or without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during any special meeting is prohibited without the applicable company’s express written consent. Whether or not you intend to attend the applicable special meeting, you are urged to complete, sign, date and return the enclosed proxy card to FSRL or Colony, as applicable, in the enclosed postage-paid envelope or submit a proxy by telephone or via the Internet as described on the enclosed instructions as soon as possible. If you are an FSRL shareholder and are then present and wish to vote your shares in person, your original proxy may be revoked by attending and voting at the FSRL special meeting. If you are a Colony shareholder, your original proxy may be revoked by attending the Colony special meeting virtually and voting electronically.
If you hold your shares in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will send you separate instructions describing the procedure for voting your shares. If your shares are held in “street name,” you must obtain a legal proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to vote your shares in person at the FSRL special meeting. Colony shareholders should review the voting instructions provided by their broker, bank or other nominee regarding obtaining a control number for virtual participation and electronic voting at the Colony special meeting.
If you hold shares in the FSRL ESOP, you will receive separate instructions describing the procedure for voting your shares.
Q:
What is the difference between a shareholder of record and a “street name” holder?

A:
If you are a shareholder of either FSRL or Colony and if your shares of FSRL or Colony stock are registered directly in your name, you are considered the shareholder of record with respect to those shares of stock. If your shares of stock are held in a stock brokerage account or by a bank or other nominee, the nominee is considered the record holder of those shares. You are considered the beneficial owner of these shares, and your shares are held in “street name.” If your shares are held in street name, this joint proxy statement/prospectus and the proxy card, as applicable, have been forwarded to you by your nominee. As the beneficial owner, you have the right to direct your nominee concerning how to vote your shares by using the voting instructions your nominee included in the mailing or by following its instructions for voting.

Q:
If my shares are held in “street name” by my bank or broker, will my bank or broker automatically vote my shares for me?

A:
No. Your bank or broker cannot vote your shares without instructions from you. You should instruct your bank or broker how to vote your shares in accordance with the instructions provided to you. Please check the voting form used by your bank or broker. Please note that you may not vote shares held in street name by returning a proxy card directly to FSRL (with respect to FSRL shareholders) or Colony (with respect to Colony shareholders). FSRL shareholders may vote in person at the FSRL special meeting only if they provide a “legal proxy,” which they must obtain from their broker, bank or other nominee. Colony shareholders must follow the voting instructions provided by their broker, bank or other nominee to obtain a control number, if required, to attend the Colony special meeting virtually and vote electronically.
Q:
How are broker non-votes and abstentions treated?

A:
Brokers, as holders of record, are permitted to vote on certain routine matters, but not on non-routine matters. A broker non-vote occurs when a broker or nominee holding shares for a beneficial owner does not vote on a particular proposal because the broker or nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner. The FSRL merger proposal, FSRL adjournment proposal, Colony stock issuance proposal and the Colony adjournment proposal are all non-routine matters, and a broker or nominee does not have discretionary voting power with respect to the proposals. As a result, we do not expect any broker non-votes at either the Colony special meeting or the FSRL special meeting.

Abstentions and shares held of record by a broker or nominee that are voted on any matter are included in determining whether a quorum exists. Because approval of the FSRL merger proposal requires the affirmative vote of two-thirds of the votes entitled to be cast by the holders of FSRL common stock and FSRL preferred stock, voting together as a single voting group, abstentions will have the effect of a vote “AGAINST” the FSRL merger proposal. Because approval of the FSRL adjournment proposal, assuming a quorum is present at the meeting, requires only the affirmative vote of a majority of the votes cast on the proposal, abstentions will have no effect on the outcome of the FSRL adjournment proposal. Because approval of the Colony stock issuance proposal and the Colony adjournment proposal requires the affirmative vote of holders representing a majority of the shares of Colony common stock entitled to vote thereon, abstentions will have the same effect as votes cast “AGAINST” such proposals.
Q:
What will happen if I return my proxy card without indicating how to vote?

A:
If you sign and return your proxy card without indicating how to vote on any particular proposal, the shares of FSRL stock represented by your proxy will be voted as recommended by the FSRL board of directors with respect to such proposals or the shares of Colony common stock represented by your proxy will be voted as recommended by the Colony board of directors with respect to such proposals, as the case may be.

Q:
How many votes do I have?

A:
Holders of FSRL stock and holders of Colony common stock are entitled to one vote on each proposal to be considered at the respective company’s shareholder meeting for each share of FSRL stock or Colony common stock owned as of the record date for the respective company’s shareholder meeting, as applicable.

Q:
Can I change my vote?

A:
FSRL shareholders:   Yes. If you are the record holder of your FSRL stock, you may revoke your proxy in any one of five ways: (1) you may give written notice to the Chief Financial Officer of FSRL; (2) you may submit another properly completed proxy card bearing a later date which is received prior to the FSRL special meeting; (3) you may send a written notice which is received prior to the FSRL special meeting that you are revoking your proxy to: First Reliance Bancshares, Inc., 2170 West Palmetto Street, Florence, South Carolina 29501, Attention: Robert Haile, Chief Financial Officer; (4) you may cast a new vote by telephone or via the Internet at any time before 11:59 P.M. Eastern Time on the day before the FSRL special meeting; or (5) you may attend the FSRL special meeting and notify the election officials that you wish to revoke your proxy and vote in person. However, your attendance at the FSRL special meeting will not, by itself, revoke your proxy.
Colony shareholders:   Yes. If you are the record holder of your Colony shares, you may revoke your proxy in any one of four ways: (1) you may submit another properly completed proxy card bearing a later date which is received prior to the special meeting; (2) you may send a written notice which is received prior to the special meeting that you are revoking your proxy to: Colony Bankcorp, Inc., 115 South Grant Street, Fitzgerald, Georgia 31750, Attention: Corporate Secretary; (3) you may cast a new vote by telephone or via the Internet at any time before 11:59 P.M. Eastern Time on the day before the Colony special meeting; or (4) you may attend the Colony special meeting virtually and vote electronically to revoke your proxy. Attending the Colony special meeting virtually, without voting electronically, will not, by itself, revoke your proxy.
If your shares are held by your broker, bank or other agent as your nominee, you should follow the instructions provided by your broker, bank or other agent.
Q:
Will FSRL be required to submit the FSRL merger proposal to its shareholders even if FSRL’s board of directors has withdrawn, modified or qualified its recommendation?

A:
Yes. Unless the merger agreement is terminated before the FSRL special meeting, FSRL is required to submit the merger proposal to its shareholders even if FSRL’s board of directors has withdrawn, modified or qualified its recommendation.

Q:
Do FSRL directors and executive officers have interests in the merger that are different from, or in addition to, the interests of FSRL shareholders?

A:
Yes. In considering the recommendation of the FSRL board of directors with respect to the merger agreement, you should be aware that FSRL’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of FSRL’s shareholders generally. Interests of officers and directors that may be different from or in addition to the interests of FSRL’s shareholders include, but are not limited to, accelerated vesting and payouts under outstanding restricted stock awards, accelerated vesting and payouts under supplemental executive retirement, deferred compensation and other benefit plans, payments to certain executives pursuant to existing employment and change in control agreements, entry into new employment agreements with Colony and Colony Bank, and continued indemnification and directors’ and officers’ insurance coverage under the merger agreement. For a more complete description of these interests, see “The Merger — Interests of FSRL’s Directors and Executive Officers in the Merger” beginning on page 85.

Q:
Are FSRL shareholders entitled to dissenters’ rights?

A:
Yes. Under South Carolina law, record holders of shares of FSRL stock who are entitled to vote on the merger generally have the right to dissent from the merger and obtain payment of the “fair value” of their shares in accordance with the procedures set forth in Chapter 13 of the South Carolina Business Corporation Act, which we refer to herein as the SCBCA. To exercise those dissenters’ rights, a FSRL shareholder must strictly comply with the procedures specified under South Carolina law. A copy of Chapter 13 of the SCBCA is attached as Annex D to this joint proxy statement/prospectus. The value determined through the dissenters’ rights process may be more or less than the value a FSRL shareholder would receive in the merger pursuant to the merger agreement. Failure to strictly comply with the applicable provisions of South Carolina law will result in the loss of dissenters’ rights. For further information, see “The Merger — Dissenters’ Rights” on page 89.

Pursuant to the merger agreement, Colony will not be obligated to consummate the merger if dissenters’ rights are properly asserted with respect to 7.5% or more of the outstanding shares of FSRL stock.
Q:
Are Colony shareholders entitled to dissenters’ rights?

A:
No.

Q:
What are the U.S. federal income tax consequences of the merger to FSRL shareholders?

A:
The merger is expected to qualify as a reorganization within the meaning of Section 368(a) of the Code. Assuming the merger so qualifies, FSRL shareholders who exchange their shares of FSRL stock solely for shares of Colony common stock pursuant to the merger generally would not recognize gain or loss on the exchange. Holders of FSRL stock generally will be subject to tax with respect to any cash consideration received, including cash received in lieu of fractional shares of Colony common stock.

The obligations of Colony and FSRL to complete the merger are subject to, among other customary closing conditions described in this joint proxy statement/prospectus, the receipt of an opinion from Ward and Smith, P.A. (with respect to FSRL) and Alston & Bird LLP (with respect to Colony), dated as of the closing date of the merger, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.
For further information, see the section of this joint proxy statement/prospectus entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 166 for a general discussion of the material U.S. federal income tax consequences of the merger. The U.S. federal income tax consequences described may not apply to all FSRL shareholders. Tax matters can be complicated, and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to determine the tax consequences of the merger to you.
Q:
What happens if the merger is not completed?

A:
If the merger is not completed, holders of FSRL stock will not receive any consideration for their shares in connection with the merger. Instead, FSRL will remain an independent company. In addition, if the merger agreement is terminated in certain circumstances, FSRL may be required to pay a termination fee. See the section of this joint proxy statement/prospectus entitled “The Merger Agreement — Termination Fee” beginning on page 112 for a discussion of the circumstances under which termination fees will be required to be paid.

Q:
What happens if I sell my shares after the applicable record date but before the relevant company’s shareholder meeting?

A:
Each of the FSRL record date and the Colony record date is earlier than the date of the FSRL special meeting or the Colony special meeting, as applicable, and earlier than the date that the merger is expected to be completed. If you sell or otherwise transfer your shares of FSRL stock or Colony common stock, as applicable, after the applicable record date but before the date of the applicable special meeting, you will retain your right to vote at such shareholder meeting (provided that such shares remain outstanding on the date of such special meeting), but, with respect to FSRL stock, you will not have the right to receive the merger consideration to be received by FSRL’s shareholders in connection with the merger. In order to receive the merger consideration, you must hold your shares of FSRL stock through completion of the merger.

Q:
If I am a FSRL shareholder, should I send in my FSRL stock certificates now?

A:
No. Please do not send in your FSRL stock certificates with your proxy. Prior to the election deadline, Colony’s exchange agent, Equiniti Trust Company, LLC, will send you instructions for exchanging your shares of FSRL stock for your portion of the merger consideration. See “The Merger Agreement — Election Procedures; Allocation of Merger Consideration; Exchange of Certificates” beginning on page 96. You should, however, locate your stock certificates and keep them in a safe place to avoid any delays in receipt of the merger consideration upon completion of the merger.

Q:
Who may I contact if I cannot locate my FSRL stock certificate(s)?

A:
If you are unable to locate your original FSRL stock certificate(s), you should contact First Reliance Bancshares, Inc., 2170 West Palmetto Street, Florence, South Carolina 29501, Attention: Robert Haile, Chief Financial Officer. Generally, merger consideration for lost certificates cannot be delivered except upon the making of an affidavit claiming such certificate to be lost, stolen or destroyed and the posting of a bond in such amount as Colony or the exchange agent may determine is reasonably necessary as indemnity against any claim that may be made with respect to such lost certificate.
Q:
What should I do if I receive more than one set of voting materials?

A:
Shareholders may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold shares of stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record of stock and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this joint proxy statement/prospectus to ensure that you vote every share of stock that you own.

Q:
Whom should I call with questions?

A:
FSRL shareholders:   If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of FSRL stock, please contact Robert Haile by phone at (843) 674-3251 or by email at rhaile@firstreliance.com.

Colony shareholders:   If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of Colony common stock, please contact Edward L. Bagwell at Colony by phone at (229) 426-6000 or by email to lbagwell@colonybank.com.

SUMMARY
This summary highlights selected information included in this document and does not contain all of the information that may be important to you. You should read this entire document and its annexes and the other documents to which this document refers before you decide how to vote with respect to the merger agreement. In addition, this document incorporates by reference important business and financial information about Colony. For a description of this information, please see “Where You Can Find More Information” beginning on page 171. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Additional Information” in the forepart of this document. Each item in this summary includes a page reference directing you to a more complete description of that item.
The Companies (page 116)
Information about Colony
Colony Bankcorp, Inc. is a bank holding company headquartered in Fitzgerald, Georgia, and the parent company of Colony Bank, a Georgia state-chartered bank and community-based financial institution. Colony operates a full-service commercial, consumer, and mortgage borrowing business through 41 locations throughout Georgia, Florida and Alabama. As of June 30, 2026, on a consolidated basis, Colony had total assets of $3.63 billion, total net loans of $2.46 billion, total deposits of $2.97 billion and shareholders’ equity of $390 million.
Colony’s common stock is listed on the New York Stock Exchange under the symbol “CBAN.”
Colony’s principal office is located at 115 South Grant Street, Fitzgerald, Georgia 31750, and its telephone number at that location is (229) 426-6000.
Information about FSRL
First Reliance Bancshares, Inc. is a bank holding company headquartered in Florence, South Carolina, and the parent company of First Reliance Bank, a South Carolina state-chartered bank and community-based financial institution. FSRL operates a full-service commercial, consumer, and mortgage borrowing business through nine locations throughout South Carolina. As of June 30, 2026, on a consolidated basis, FSRL had total assets of $1.1 billion, total net loans of $811.4 million, total deposits of $920.3 million and shareholders’ equity of $98.4 million.
FSRL’s common stock is quoted on the OTCQX Best Market under the symbol “FSRL.”
FSRL’s principal office is located at 2170 West Palmetto Street, Florence, South Carolina 29501, and its telephone number at that location is (843) 656-5000.
The Merger (page 55)
Colony and FSRL have entered into the merger agreement, pursuant to which FSRL will merge with and into Colony, with Colony continuing as the surviving corporation. Immediately following the merger, First Reliance Bank, FSRL’s wholly-owned banking subsidiary, will merge with and into Colony Bank, Colony’s wholly-owned banking subsidiary, with Colony Bank as the surviving bank.
The terms and conditions by which FSRL will merge with and into Colony are contained in the merger agreement, a copy of which is attached to this document as Annex A. All descriptions in this summary and elsewhere in this joint proxy statement/prospectus of the terms and conditions of the merger are qualified by reference to the merger agreement. We encourage you to read that agreement carefully, as it is the legal document that governs the merger, for a more complete understanding of the merger.
Merger Consideration (page 94)
If the merger agreement is approved by the shareholders of FSRL, the stock issuance is approved by the shareholders of Colony, all other conditions to consummation of the merger are satisfied or waived and the merger is completed, each share of FSRL stock issued and outstanding immediately prior to the effective time of the merger (other than certain excluded shares and dissenting shares) will be converted into the right to receive, at the election of each FSRL shareholder, either: (i) an amount of cash, without interest, equal to $19.75 (the “per share cash consideration”) or (ii) 0.94 shares of Colony common stock (subject to adjustment in certain circumstances pursuant to the merger agreement) (the “per share stock consideration”), subject to the election, allocation and proration procedures set forth in the merger agreement, including a limitation that the aggregate number of shares of FSRL stock receiving the per share stock consideration may not exceed 80% of the FSRL stock outstanding immediately prior to the effective time (the “stock conversion maximum”) (the consideration such holder receives, the “merger consideration”). In addition, the merger may not be consummated unless at least 50% of the aggregate merger consideration is in the form of Colony common stock. Following the completion of the merger, former FSRL shareholders will own approximately 22.57% of the combined company based on the number of shares of Colony common stock outstanding as of August 21, 2026.
Although the number of shares of Colony common stock that FSRL shareholders will receive is fixed, the market value of the per share stock consideration and the aggregate merger consideration will fluctuate with the market price of Colony common stock and will not be known at the time FSRL or Colony shareholders vote on the merger. Colony common stock is currently quoted on the New York Stock Exchange under the symbol “CBAN.” Based on the last reported sale price of Colony common stock of $21.08 per share on June 23, 2026, the last full trading day before the public announcement of the merger agreement, the 0.94 exchange ratio represented approximately $19.82 in value for each share of FSRL stock to be converted into Colony common stock. Based on the closing sale price of Colony common stock of  $21.38 per share on August 24, 2026, the latest practicable trading date prior to the printing of this joint proxy statement/prospectus, the exchange ratio represented approximately $20.10 in value for each share of FSRL stock to be converted into Colony common stock. FSRL common stock is quoted on the OTCQX Best Market under the symbol “FSRL” and the last sale price on June 23, 2026, the last full trading day before the public announcement of the merger agreement, was $15.25 per share, and the most recent reported closing sale price of FSRL common stock on August 24, 2026 was $19.65 per share.
Additionally, Colony will not issue any fractional shares of Colony common stock in the merger. Instead, a FSRL shareholder who otherwise would have received a fraction of a share of Colony common stock will receive an amount in cash (without interest and rounded to the nearest whole cent) determined by multiplying the fractional share interest in Colony common stock to which such shareholder would otherwise be entitled (rounded to the nearest one hundredth of a share) by the average closing price of Colony common stock, as defined in the merger agreement.
If the average closing price of Colony common stock during the 20 consecutive full trading days ending on the trading day immediately preceding the fifth business day before the closing date is less than $16.87, and the percentage decline in the average closing price of Colony common stock from $21.08 exceeds the percentage decline in the NASDAQ Bank Index from $5,193.85 by more than 20 percentage points, FSRL may elect to terminate the merger agreement. If FSRL gives notice of its intent to terminate the merger agreement on that basis, Colony will have five business days to elect to increase the exchange ratio rather than permit the merger agreement to be terminated. Colony may make this election only if it increases the exchange ratio so that the aggregate value of the stock consideration payable in the merger equals or exceeds the lesser of (i) the value that would have been received if Colony common stock had declined to exactly 80% of its signing-date price or (ii) the value determined under the relative-performance formula set forth in the merger agreement, which takes into account the performance of the NASDAQ Bank Index during the same period. If Colony timely makes this election, the exchange ratio will be adjusted accordingly, the maximum number of FSRL shares eligible to receive stock consideration in the merger will be adjusted proportionately, FSRL’s termination right based on these market-price adjustment provisions will cease to apply, and the merger will proceed using the adjusted exchange ratio.
Treatment of FSRL Restricted Stock Units (page 96)
Immediately prior to, but contingent upon, the effective time of the merger, each outstanding FSRL RSU, other than the rollover RSUs that will be assumed by Colony will become fully vested and will be cancelled and converted into the right to receive, at the election of the holder and subject to the allocation procedures set forth in the merger agreement, the merger consideration for each share of FSRL stock underlying such award, less any applicable withholding taxes.

Immediately prior to the effective time of the merger, each outstanding rollover RSU will be assumed by Colony and converted into a Colony RSU. The number of shares of Colony common stock subject to each converted Colony RSU will equal the number of shares of FSRL stock subject to the applicable rollover RSU multiplied by 0.94, rounded down to the nearest whole share. The converted Colony RSUs will remain subject to substantially the same terms and vesting conditions that applied immediately before the merger, subject to such changes as Colony may determine, in its reasonable and good faith judgment, are appropriate to conform the awards to Colony’s equity compensation arrangements, provided that such changes will not modify the vesting or vesting acceleration terms applicable to the awards.
Treatment of FSRL Restricted Stock (page 96)
All outstanding shares of FSRL restricted stock will become fully vested and will receive, at the election of the holder and subject to the allocation procedures set forth in the merger agreement, either the per share cash consideration or the per share stock consideration in respect of each share of FSRL restricted stock, less any applicable withholding taxes.
Treatment of Options to Purchase Shares of FSRL Common Stock (page 96)
Immediately prior to, but contingent upon, the effective time of the merger, each outstanding FSRL option, whether vested or unvested, will be cancelled. The holder will be entitled to receive a cash payment, without interest, equal to the product of (i) the number of shares of FSRL common stock subject to the option and (ii) the excess, if any, of $19.75 over the exercise price per share of FSRL common stock subject to the option, less any applicable withholding taxes. Any FSRL option with an exercise price equal to or greater than $19.75 per share will be cancelled without payment.
Election Procedures; Allocation of Merger Consideration; Exchange of Certificates (page 96)
The merger agreement allows each FSRL shareholder to make an election to exchange their shares of FSRL stock for either the per share cash consideration, the per share stock consideration, or a combination thereof. No less than 20 business days prior to the election deadline, Colony’s exchange agent will mail to each holder of record of each share of FSRL stock an election form and a letter of transmittal and instructions for electing the holder’s merger consideration and the surrender of the holder’s FSRL stock certificate(s) for the merger consideration (including cash in lieu of any fractional shares of Colony common stock). Those election materials provide the deadline by which such elections must be received, which is the later of October 14, 2026 (the date of the FSRL special meeting) or a date that the parties agree is approximately five business days prior to closing.
Each FSRL shareholder may (i) elect to receive the per share cash consideration with respect to each share of FSRL stock held, (ii) elect to receive the per share stock consideration with respect to each share of FSRL stock held, (iii) elect to receive a mix of the per share cash consideration and the per share stock consideration, or (iv) indicate that such shareholder makes no such election. Shares for which a valid election to receive the per share cash consideration has been made on or prior to the election deadline are referred to as “cash election shares.” Shares for which a valid election to receive the per share stock consideration has been made on or prior to the election deadline are referred to as “stock election shares.” Shares for which no valid election was made on or prior to the election deadline are referred to as “non-election shares.”
The aggregate number of shares of Colony common stock to be issued to FSRL shareholders pursuant to the merger is no more than 80% of FSRL stock outstanding immediately prior to the effective time of the merger (other than for adjustment as described below). If the elections received from FSRL shareholders result in an oversubscription or an undersubscription of the per share stock consideration, then Colony’s exchange agent will allocate among the FSRL shareholders rights to receive the per share cash consideration and per share stock consideration.
In the event that the aggregate amount of per share stock consideration that FSRL shareholders have elected to receive exceeds the stock conversion maximum:
•
all cash election shares will be converted into the right to receive the per share cash consideration;

•
all non-election shares will be converted into the right to receive the per share cash consideration; and

•
stock election shares will be deemed to be cash election shares, on a pro rata basis, to the extent necessary for the total number of shares of Colony common stock to be issued as per share stock consideration to equal the stock conversion maximum.

In the event that the aggregate amount of per share stock consideration that FSRL shareholders have elected to receive is less than the stock conversion maximum (the amount by which the stock conversion maximum exceeds the stock election number being referred to herein as the “shortfall number”):
•
all stock election shares will be converted into the right to receive the per share stock consideration;

•
if the shortfall number is less than or equal to the number of non-election shares, then all cash election shares will be converted into the right to receive the per share cash consideration, and the non-election shares of each holder will be converted into the right to receive (i) the per share stock consideration with respect to a pro rata portion of such holder’s non-election shares, based on a fraction the numerator of which is the shortfall number and the denominator of which is the total number of non-election shares, and (ii) the per share cash consideration with respect to the remaining non-election shares; and

•
if the shortfall number exceeds the number of non-election shares, then all non-election shares will be converted into the right to receive the per share stock consideration, and the cash election shares of each holder will be converted into the right to receive (i) the per share stock consideration with respect to a pro rata portion of such holder’s cash election shares, based on a fraction the numerator of which is the amount by which the shortfall number exceeds the total number of non-election shares and the denominator of which is the total number of cash election shares, and (ii) the per share cash consideration with respect to the remaining cash election shares.

After the effective time of the merger, the exchange agent shall deliver to each former FSRL shareholder (other than holders of shares as to which dissenters’ rights of appraisal have been perfected), upon proper completion of a letter of transmittal and the surrender of such FSRL shareholder’s certificates representing all shares of FSRL stock owned at the effective time, the merger consideration that each such FSRL shareholder is entitled to receive pursuant to the election and allocation procedures described above.
Recommendation of the FSRL Board of Directors (page 47)
The FSRL board of directors has unanimously approved the merger agreement and the transactions contemplated thereby, including the merger, and unanimously recommends that FSRL’s shareholders vote “FOR” the FSRL merger proposal and “FOR” the FSRL adjournment proposal (if necessary or appropriate). For the factors considered by the FSRL board of directors in reaching its decision to approve the merger agreement, see “The Merger — FSRL’s Reasons for the Merger; Recommendation of the FSRL Board of Directors” on page 60.
Opinion of FSRL’s Financial Advisor (page 61 and Annex B)
On June 23, 2026, Hovde Group, LLC (which we refer to as “Hovde”) rendered to FSRL its written opinion letter with respect to the fairness, from a financial point of view, to the holders of FSRL stock, as of the date of the opinion, of the total merger value to be received in connection with the merger by such holders pursuant to the terms of the merger agreement. Hovde’s opinion was directed to the FSRL board of directors and did not address any other aspect or implication of the merger. The references to Hovde’s opinion in this joint proxy statement/prospectus are qualified in their entirety by reference to the full text of Hovde’s written opinion, which is included as Annex B to this joint proxy statement/prospectus, and Hovde’s opinion sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Hovde in preparing its opinion.
Neither Hovde’s opinion, nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus is intended to be, and they do not constitute, advice or a recommendation to the FSRL board of directors or any shareholder of FSRL as to how to act or vote with respect to any matter relating to the merger agreement or otherwise. Hovde’s opinion was furnished for the use and benefit of the FSRL board of directors (in its capacity as such) in connection with its evaluation of the merger and should not be construed as creating, and Hovde will not be deemed to have, any fiduciary duty to the FSRL board of directors, FSRL, any security holder or creditor of FSRL or any other person, regardless of any prior or ongoing advice or relationships.
For further information, please see the section entitled “The Merger — Opinion of FSRL’s Financial Advisor” on page 61.
Recommendation of the Colony Board of Directors (page 51)
The Colony board of directors has unanimously approved the merger agreement and the transactions contemplated thereby, including the merger and the issuance of shares of Colony common stock as merger consideration, and unanimously recommends that Colony shareholders vote “FOR” the Colony stock issuance proposal and “FOR” the Colony adjournment proposal (if necessary or appropriate). For the factors considered by the Colony board of directors in reaching its decision to approve the merger agreement, see “The Merger — Colony’s Reasons for the Merger; Recommendation of the Colony Board of Directors” on page 71.
Opinion of Colony’s Financial Advisor (page 72 and Annex C)
In connection with the merger, Keefe, Bruyette & Woods, Inc. (which we refer to as “KBW”) delivered a written opinion, dated June 23, 2026, to the Colony board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to Colony of the aggregate merger consideration in the proposed merger. The full text of KBW’s opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached as Annex C to this document. The opinion was for the information of, and was directed to, the Colony board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of Colony to engage in the merger or enter into the merger agreement or constitute a recommendation to the Colony board of directors in connection with the merger, and it does not constitute a recommendation to any holder of Colony common stock or any shareholder of any other entity as to how to vote or act in connection with the merger or any other matter (including, with respect to holders of FSRL stock, what election any such shareholder should make with respect to the cash consideration or the stock consideration).
For further information, please see the section entitled “The Merger — Opinion of Colony’s Financial Advisor” on page 72.
FSRL Special Meeting of Shareholders (page 47)
FSRL will hold a special meeting of shareholders on October 14, 2026, at 1:00 P.M. local time, located at First Reliance Bank — Learning Center, 2148 West Palmetto Street, Florence, South Carolina. At the special meeting, FSRL shareholders will be asked to vote on the FSRL merger proposal and, if necessary, the FSRL adjournment proposal.
The FSRL board of directors has fixed the close of business on August 21, 2026 as the record date for determining the holders of FSRL stock entitled to receive notice of, and to vote at, the FSRL special meeting. As of the FSRL record date, there were 7,895,460 shares of FSRL common stock and 51,132 shares of FSRL preferred stock outstanding and entitled to vote at the FSRL special meeting held by 589 and 253 holders of record, respectively.
Shareholder approval of the FSRL merger proposal is required to complete the merger. FSRL will transact no business other than as listed above at the FSRL special meeting, except for business properly brought before the FSRL special meeting or any adjournment or postponement thereof. Each share of FSRL stock entitles the holder thereof to one vote at the FSRL special meeting on each proposal to be considered at the FSRL special meeting.
The presence, in person or represented by proxy, of a majority of the votes entitled to be cast on the matter represented at the FSRL special meeting is necessary to constitute a quorum for purposes of the matters to be considered at the FSRL special meeting.

Approval of the FSRL merger proposal requires the affirmative vote of two-thirds of the votes entitled to be cast by the holders of FSRL common stock and FSRL preferred stock, voting together as a single voting group, entitled to vote thereon at the FSRL special meeting. If you fail to vote in person or by proxy or fail to instruct your bank, broker or other nominee to vote, or if you mark “ABSTAIN” on your proxy card, with respect to the FSRL merger proposal, it will have the same effect as a vote “AGAINST” the FSRL merger proposal. FSRL shareholders must approve the FSRL merger proposal in order for the merger to occur. If the FSRL shareholders fail to approve the merger proposal, the merger will not occur. Whether or not a quorum is present, approval of the FSRL adjournment proposal (if necessary or appropriate) requires the affirmative vote of a majority of the votes cast on the proposal by holders of FSRL common stock and FSRL preferred stock, present in person or represented by proxy at the meeting and entitled to vote thereon. FSRL shareholders are not, however, required to approve the FSRL adjournment proposal in order for the merger to occur. If FSRL shareholders fail to approve the FSRL adjournment proposal, but approve the FSRL merger proposal, the merger may nonetheless occur.
Each director and executive officer of FSRL and First Reliance Bank (which collectively constitute approximately 14.21% of the outstanding shares of FSRL stock as of the FSRL record date) have entered into voting agreements with Colony agreeing to, among other things, vote their shares of FSRL stock in favor of the merger agreement and the transactions contemplated thereby and against any acquisition proposals or any actions that would result in a breach of any covenant, representation or warranty of FSRL in the merger agreement.
Even if you expect to attend the special meeting of shareholders, FSRL recommends that you promptly complete and return your proxy card in the enclosed return envelope. Alternatively, you may vote through the Internet or by telephone. Information and applicable deadlines for voting by Internet or by telephone are set forth in the enclosed proxy card instructions.
Information and applicable deadlines for voting by FSRL ESOP participants are set forth in the instructions provided with this joint proxy statement/prospectus.
Colony Special Meeting of Shareholders (page 51)
Colony will hold a special meeting of its shareholders on October 14, 2026, at 1:00 P.M., local time, which will be conducted solely by means of remote communication (virtual meeting) and will be accessible at www.virtualshareholdermeeting.com/CBAN2026. At the special meeting, Colony shareholders will be asked to vote on the Colony stock issuance proposal and the Colony adjournment proposal.
The Colony board of directors has fixed the close of business on August 19, 2026 as the record date for determining the holders of Colony common stock entitled to receive notice of, and to vote at, the Colony special meeting. As of the Colony record date, there were 21,220,965 shares of Colony common stock outstanding and entitled to vote at the Colony special meeting held by 1,191 holders of record.
Shareholder approval of the Colony stock issuance proposal is required to complete the merger. Colony will transact no business other than as listed above at the Colony special meeting, except for business properly brought before the Colony special meeting or any adjournment or postponement thereof. Each share of Colony common stock entitles the holder thereof to one vote at the Colony special meeting on each proposal to be considered at the Colony special meeting.
The presence, virtually or represented by proxy, of at least a majority of the total number of outstanding shares of Colony common stock entitled to vote is necessary in order to constitute a quorum for purposes of the matters being voted on at the Colony special meeting.
Approval of the Colony stock issuance proposal requires the affirmative vote of holders representing a majority of the shares of Colony common stock represented at the meeting. Approval of the Colony adjournment proposal (if necessary or appropriate) requires the affirmative vote of holders representing a majority of the shares of Colony common stock represented at the meeting. Colony shareholders must approve the Colony stock issuance proposal in order for the merger to occur. Colony shareholders are not, however, required to approve the Colony adjournment proposal in order for the merger to occur. If the Colony shareholders fail to approve the Colony adjournment proposal, but approve the Colony stock issuance proposal, the merger may nonetheless occur.

Each director and executive officer of Colony and Colony Bank (which collectively constitute approximately 4.19% of the outstanding shares of Colony common stock as of the Colony record date) has entered into voting agreements with FSRL agreeing to, among other things, vote their shares of Colony common stock in favor of the merger agreement and the transactions contemplated thereby.
Even if you expect to attend the special meeting of shareholders, Colony recommends that you promptly complete and return your proxy card in the enclosed return envelope. Alternatively, you may vote through the Internet or by telephone. Information and applicable deadlines for voting by Internet or by telephone are set forth in the enclosed proxy card instructions.
Interests of FSRL’s Directors and Executive Officers in the Merger (page 85)
In considering the recommendation of the FSRL board of directors with respect to the merger agreement, FSRL shareholders should be aware that certain of FSRL’s directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of FSRL shareholders generally. Interests of directors and executive officers that may be different from or in addition to the interests of FSRL shareholders include:
•
accelerated vesting and payment or conversion of outstanding restricted stock, restricted stock units and stock options held by FSRL executive officers;

•
termination of the supplemental executive retirement plan maintained for F.R. Saunders, Jr. and payment to Mr. Saunders of the then-current accrual balance under that plan;

•
lump-sum payments to three executive officers in connection with the termination of their existing employment agreements;

•
new employment agreements with Colony Bank for three executive officers;

•
a cash retention bonus payable to Robert W. Haile, Jr. under a retention agreement with Colony Bank;

•
voting, non-competition and non-disclosure agreements entered into by members of the FSRL board of directors; and

•
rights to continued indemnification and directors’ and officers’ liability insurance coverage under the merger agreement.

The FSRL board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement. For a more complete description of these interests, see “The Merger — Interests of FSRL’s Directors and Executive Officers in the Merger” beginning on page 85.
Board Composition and Management of Colony after the Merger (page 84)
Immediately prior to the effective time of the merger, Colony will increase the size of its board of directors by two members. Effective as of the effective time of the merger, F.R. Saunders, Jr. and one additional former member of the FSRL board of directors mutually selected by Colony and FSRL will be appointed to the Colony board of directors and will serve until their successors are duly elected and qualified pursuant to Colony’s bylaws. The appointment of such directors is subject to Colony’s director qualification standards, corporate governance policies and other requirements set forth in the merger agreement. Colony has agreed to use its reasonable best efforts to nominate such directors for election at Colony’s first annual meeting of shareholders following the closing of the merger, subject to the conditions set forth in the merger agreement.
In addition, if requested by FSRL, Colony will consider permitting one additional former member of the FSRL board of directors to attend meetings of the Colony board of directors and its committees in a non-voting observer capacity, subject to customary confidentiality and other requirements.
Except as described above, the directors and executive officers of Colony immediately prior to the effective time of the merger will continue to serve as the directors and executive officers of Colony following the effective time of the merger. In addition, Colony Bank intends to enter into employment agreements with (i) Rick Saunders as Executive Vice Chairman, (ii) Robert Haile as SVP and Chief Investment Officer and Treasurer, (iii) Justin Strickland as President of South Carolina Market, (iv) Brook Moore as Senior Vice President and Credit Officer for South Carolina Market, (v) Chuck Stuart as Co-President of Colony Mortgage, and (vi) J. Kight as Co-President of Colony Mortgage.
Regulatory Approvals Required for the Merger (page 91)
To complete the merger, the parties must receive the prior approval, or a waiver of the applicable approval requirements, of the Board of Governors of the Federal Reserve (which we refer to as the “Federal Reserve”) as well as approvals by the Federal Deposit Insurance Corporation (which we refer to as the “FDIC”), the Georgia Department of Banking and Finance (which we refer to as the “GDBF”) and the South Carolina Board of Financial Institutions (which we refer to as the “SCBFI”). The U.S. Department of Justice is also able to provide input into the approval process of federal banking agencies and will have between 15 and 30 days following any approval of a federal banking agency to challenge the approval on antitrust grounds. Although neither Colony nor FSRL knows of any reason why the regulatory approvals cannot be obtained, Colony and FSRL cannot be certain when or if they will be obtained, as the length of the review process may vary based on, among other things, requests by regulators for additional information or materials.
Conditions to Complete the Merger (page 109)
Currently, FSRL and Colony expect to complete the merger as early as the fourth quarter of 2026. As more fully described in this joint proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. FSRL’s and Colony’s respective obligations to complete the merger are subject to the satisfaction or waiver of the following conditions, among others:
•
the approval of the merger agreement and merger by the requisite vote of FSRL shareholders;

•
the approval of the stock issuance of Colony common stock as merger consideration by the requisite vote of Colony shareholders;

•
the receipt of required regulatory approvals or waivers, including the approval or waiver from the Federal Reserve and the approvals of the FDIC, GDBF, and SCBFI which are necessary to consummate the merger and the expiration of all statutory waiting periods without the imposition of any materially burdensome regulatory condition;

•
the receipt of all required governmental approvals, including Fannie Mae’s, Freddie Mac’s and the SBA’s respective authorizations to transfer FSRL’s Fannie Mae seller servicer approval, Freddie Mac seller servicer approval and SBA lender approval to Colony and the expiration of any mandatory waiting periods;

•
the absence of any injunction, order or decree restraining, enjoining or otherwise prohibiting the merger or any of the other transactions contemplated by the merger agreement or making the completion of the merger illegal;

•
the effectiveness under the Securities Act of the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part, and the absence of the issuance of a stop order or the initiation or threat by the SEC of proceedings for that purpose;

•
each party’s receipt of a tax opinion from its respective outside legal counsel, dated as of the closing date of the merger, confirming the merger is expected to qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

•
receipt of certain of waivers and other assurances from all non-governmental third parties which are required to be obtained under the terms of any contract, agreement, or instrument to which FSRL or any of its subsidiaries is a party or by which any of their respective properties is bound, in order to prevent the consummation of the transactions contemplated by the merger agreement from constituting a default under such contract, agreement, or instrument or creating any lien, claim, or charge upon any of the assets of FSRL or any of its subsidiaries;
•
the absence of 7.5% or more of the outstanding shares of FSRL’s stock exercising their dissenters’ rights;

•
receipt of a certificate from FSRL confirming that FSRL is not and has not been a United States real property holding corporation within the meaning of Treasury Regulations Section 1.1445‑2(c)(3);

•
delivery by FSRL of a notice to the Internal Revenue Service pursuant to Treasury Regulations Section 1.897-2(h), in form and substance reasonably acceptable to Colony;

•
the absence of any material adverse change in the financial condition, business or results of operations of FSRL, Colony or their respective subsidiaries;

•
the continued accuracy of the representations and warranties made by the parties in the merger agreement; and

•
the performance by each party of its respective obligations, including those related to the treatment of employee benefit plans, under the merger agreement.

Neither FSRL nor Colony can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party, or that the merger will be completed. For more information see “The Merger Agreement — Conditions to Complete the Merger” beginning on page 109.
Agreement Not to Solicit Other Offers (page 106)
Under the merger agreement, FSRL has agreed that it will not, and will cause its representatives not to, directly or indirectly, (1) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an acquisition proposal, (2) participate in any discussions or negotiations regarding any acquisition proposal or furnish, or otherwise afford access, to any person (other than Colony) any information or data with respect to FSRL or any of its subsidiaries or otherwise relating to an acquisition proposal, (3) release any person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which FSRL is a party, or (4) enter into any agreement, confidentiality agreement, agreement in principle or letter of intent with respect to any acquisition proposal or approve or resolve to approve any acquisition proposal or any agreement, agreement in principle or letter of intent relating to an acquisition proposal and keep Colony reasonably informed of the status and material terms of such acquisition proposal, including any material amendments or modifications thereto.
However, prior to obtaining FSRL’s required shareholder approval, FSRL may, under certain specified circumstances, participate in negotiations or discussions with any third party making an acquisition proposal and provide confidential information to such third party (subject to a confidentiality agreement). FSRL must notify Colony promptly (but in no event later than 24 hours) after the receipt of such acquisition proposal.
Additionally, prior to obtaining FSRL’s required shareholder approval, FSRL may, under certain specified circumstances, withdraw its recommendation to its shareholders with respect to the merger and/or terminate the merger agreement in order to enter into an acquisition agreement with respect to a superior acquisition proposal if it determines in good faith, after consultation with and having considered the advice of outside legal counsel and financial advisors, that such acquisition proposal is a superior proposal and that it is reasonably necessary to take such actions to comply with its fiduciary duties to FSRL’s shareholders under applicable law. However, FSRL cannot take any of those actions in response to a superior proposal unless it provides Colony with a five business day period to negotiate in good faith to enable Colony to adjust the terms and conditions of the merger agreement such that it would cause the superior proposal to no longer constitute a superior proposal.
Termination of the Merger Agreement (page 110)
The merger agreement can be terminated at any time prior to the effective time of the merger in the following circumstances, whether before or after approval of the FSRL merger proposal by the FSRL shareholders or approval of the Colony stock issuance proposal by the Colony shareholders:
•
upon the mutual written agreement of the parties if the board of directors of each so determines by a vote of a majority of the members of the entire board;

•
by either party if any requisite regulatory approval is denied by a final, nonappealable action of any governmental authority or an application therefor shall have been permanently withdrawn at the request of a governmental authority unless the failure to obtain the requisite regulatory approvals is due to the failure of the party seeking to terminate the merger agreement to perform or observe the obligations, covenants and agreements of such party as set forth in the merger agreement;

•
by either party (1) if the requisite FSRL vote shall not have been obtained at the FSRL special meeting, or (2) if the requisite Colony vote shall not have been obtained at the Colony special meeting; provided that no party may terminate the merger agreement if such party has breached in any material respect any of its obligations under the merger agreement that caused the failure to obtain the requisite FSRL or Colony shareholder approval at the respective meeting;

•
by either party (provided such party is not then in material breach of the merger agreement) if there has been a material breach of the merger agreement by the other party thereto and such breach either has not been cured within 30 days after notice from the non-breaching party or such breach cannot be cured;

•
by either party if the merger has not been consummated by the close of business on March 24, 2027 (which shall be automatically extended to April 23, 2027 if the only outstanding condition to closing is receipt of all of the requisite regulatory approvals), unless a failure to comply with the terms of the agreement or breach of a representation or warranty by the party desiring to terminate the merger agreement has materially contributed to the failure to consummate the merger by either such date;

•
by Colony if (1) FSRL has breached its covenant not to solicit acquisition proposals, (2) the FSRL board of directors withdraws, qualifies, amends, modifies, withholds, or fails to affirm its recommendation to its shareholders with regard to the FSRL merger proposal, (3) the FSRL board of directors has materially breached its obligation to call, given notice, and hold a meeting of the shareholders of FSRL for the purpose of voting on the FSRL merger proposal, (4) the FSRL board of directors has resolved to accept or recommends another acquisition proposal, or (5) the FSRL board of directors fails to publicly recommend against another publicly announced acquisition proposal within three days after receipt of notice from Colony;

•
by FSRL if the Colony board of directors (1) withdraws, qualifies, amends, modifies, withholds, or fails to affirm its recommendation to its shareholders regarding the Colony stock issuance proposal, (2) the Colony board of directors has materially breached its obligation to call, given notice, and hold the Colony special meeting, or (3) the Colony board of directors fails to publicly recommend against another publicly announced acquisition proposal within three days after receipt of notice from FSRL; or

•
by FSRL if at any time before the receipt of approval for the merger from FSRL’s shareholders, FSRL receives an unsolicited proposal for the acquisition of more than 50% of FSRL’s capital stock or assets and the FSRL board of directors determines that such acquisition proposal is superior, from a financial point of view, to the merger agreement and it enters into a binding definitive agreement with respect to such acquisition proposal; provided, however, that Colony may renegotiate the terms of the merger agreement such that the FSRL board of directors may not accept the third party proposal on the basis that it is superior, from a financial point of view, to Colony’s.

FSRL also may terminate the merger agreement if both of the following conditions are met during any time period beginning on the fifth business day prior to closing (which we refer to as the “determination date”):
•
the number obtained by dividing the average Colony closing price by $21.08 (the “Colony ratio”) is less than 0.80; and

•
the Colony ratio is less than the number obtained by (i) dividing the average of the daily closing values of the NASDAQ Bank Index for the 20 consecutive trading days ending on the determination date by $5,193.85 (the resulting quotient, the “index ratio”) and (ii) subtracting 0.20 from the index ratio.

If FSRL elects to exercise this termination right, it must provide prompt written notice to Colony. Colony then has the option (but not the obligation) within five business days following its receipt of such written notice, to adjust the exchange ratio such that the aggregate value of the stock consideration payable in the merger is equal to or greater than the lesser of (i) the product of $21.08, the maximum number of shares of Colony common stock issuable as merger consideration, and 0.80, or (ii) the product of the index ratio, 0.80, the maximum number of shares of Colony common stock issuable as merger consideration, and the average Colony closing price, divided by the Colony ratio (each as calculated per the merger agreement). If Colony elects to make this adjustment, Colony must provide prompt written notice to FSRL, which shall contain the revised exchange ratio. Once this notice is received by FSRL, the merger agreement shall continue in full force and effect.
Termination Fee (page 112)
If the merger agreement is terminated under certain circumstances, including circumstances involving an alternative acquisition proposal and changes in the recommendation of the FSRL board of directors, FSRL may be required to pay to Colony a termination fee equal to $6,600,000. This termination fee could discourage other companies from seeking to acquire or merge with FSRL. For more information, see “The Merger Agreement — Termination Fee” beginning on page 112.
Expenses and Fees (page 112)
Each party will bear all expenses incurred in connection with the merger and the transactions contemplated by the merger agreement.
Amendment, Waiver and Extension of the Merger Agreement (page 112)
FSRL and Colony may jointly amend the merger agreement, and each of FSRL and Colony may waive its right to require the other party to comply with particular provisions of the merger agreement. However, FSRL and Colony may not amend the merger agreement or waive their respective rights after the FSRL shareholders have approved the FSRL merger proposal or Colony shareholders have approved the Colony stock issuance proposal if the amendment or waiver would legally require further approval by the FSRL shareholders or the Colony shareholders, as applicable, without first obtaining such further approval.
Comparison of Shareholders’ Rights (page 157)
The rights of FSRL’s shareholders will change as a result of the merger due to differences in Colony’s and FSRL’s governing documents. See “Comparison of Shareholders’ Rights” beginning on page 157 for a description of the material differences in shareholders’ rights under each of the Colony and FSRL governing documents.
Risk Factors (page 30)
You should consider all the information contained in this joint proxy statement/prospectus in deciding how to vote for the proposals presented in this joint proxy statement/prospectus. In particular, you should consider the factors described under the section of this joint proxy statement/prospectus entitled “Risk Factors” beginning on page 30.
Ancillary Agreements to the Merger Agreement (page 113)
FSRL Voting Agreements
As a condition to Colony entering into the merger agreement, each director and executive officer of FSRL entered into a voting agreement in the form attached as Exhibit A to the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus. Under the voting agreement, each such person agreed, among other things, to vote the shares of FSRL stock held of record by such person (1) to approve the merger agreement and the consummation of the transaction contemplated thereby (or any adjournment or postponement necessary to solicit additional proxies to approve the merger agreement and the merger) and (2) against any acquisition proposals or any actions that would be reasonably likely to result in a breach of any covenant, representation or warranty of FSRL in the merger agreement.

Colony Voting Agreements
As a condition to FSRL entering into the merger agreement, each director and executive officer of Colony entered into a voting agreement in the form attached as Exhibit B to the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus. Under the voting agreement, each such person agreed, among other things, to vote the shares of Colony common stock held of record by such person (1) to approve the merger agreement and the transactions contemplated thereby, including the merger and the issuance of shares of Colony common stock as merger consideration and (2) against any action or agreement that would be reasonably likely to result in a breach of any covenant, representation or warranty, or any other obligation or agreement of Colony or such director contained in the merger agreement.
Director Restrictive Covenant Agreements
At the time of the execution of the merger agreement, each director of FSRL and First Reliance Bank entered into a Non-Competition and Non-Disclosure Agreement (which we refer to as a “director restrictive covenant agreement”) with Colony in the form attached as Exhibit D to the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus. Under the director restrictive covenant agreement, each such director agreed to, among other things, (1) maintain in strict confidence and not, directly or indirectly, disclose, use or permit the use of any confidential information or trade secrets of FSRL for any purpose for so long as such information remains confidential information or a trade secret, (2) for a period of two years following the closing of the merger, not engage in certain competitive activities with Colony, including not soliciting employees and customers of FSRL, and (3) for a period of two years following the closing of the merger, not serve as a director, officer, manager, or employee of another financial institution in counties in South Carolina in which First Reliance Bank operates a banking office as of the closing of the merger and each county contiguous to each of such counties.
Claims Letters
At the time of the execution of the merger agreement, each director and executive officer of FSRL and First Reliance Bank executed a letter agreement with Colony in the form attached as Exhibit E to the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus. Under the letter agreement, each such director and executive officer released and discharged, effective upon the consummation of the merger, FSRL and its subsidiaries, their respective directors and officers (in their capacities as such), and their respective successors and assigns (including Colony and Colony Bank), from any and all liabilities or claims that the director and/or executive officer has or claims to have as of the effective time of the merger, with certain exceptions.
Dissenters’ Rights (page 50)
Under South Carolina law, record holders of shares of FSRL stock are entitled to exercise statutory dissenters’ rights and obtain payment of the fair value of their shares in cash as determined pursuant to the appraisal procedures set forth in the South Carolina Business Corporation Act (the “SCBCA”). In order to exercise dissenters’ rights, a FSRL shareholder must not vote in favor of the FSRL merger proposal and must comply with the applicable requirements of South Carolina law regarding dissenters’ rights.
To preserve dissenters’ rights, a FSRL shareholder must satisfy the statutory requirements set forth in Chapter 13 of the SCBCA. A FSRL shareholder is not entitled to payment for such holder’s shares merely by voting against, abstaining from voting on, or failing to vote on the FSRL merger proposal. Following approval of the merger proposal, FSRL will deliver a dissenters’ notice to shareholders who have satisfied the applicable statutory requirements, and those shareholders must timely comply with the procedures described in such notice in order to perfect their dissenters’ rights. Please see “The Merger — Dissenters’ Rights,” beginning on page 50, for a discussion of the statutory requirements that FSRL shareholders must follow to perfect their dissenters’ rights.
A copy of Chapter 13 of the SCBCA is attached as Annex D to this joint proxy statement/prospectus. Failure to strictly comply with the requirements of South Carolina law may result in the loss of dissenters’ rights. The value determined in the appraisal process may be more or less than the value a FSRL shareholder would receive in the merger pursuant to the terms of the merger agreement.

Pursuant to the merger agreement, Colony will not be obligated to consummate the merger if rights of dissenters are properly asserted with respect to 7.5% or more of the outstanding shares of FSRL stock.
Accounting Treatment (page 166)
Colony will account for the merger as a business combination using the acquisition method of accounting for financial reporting purposes.
Material U.S. Federal Income Tax Consequences of the Merger (page 166)
The merger is expected to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the merger agreement is intended to constitute a “plan of reorganization” as such term is used in Sections 354 and 361 of the Code. It is a condition to the respective obligations of Colony and FSRL to complete the merger that each of Colony and FSRL receives a tax opinion from its respective outside legal counsel, dated as of the closing date of the merger, that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions, however, will not bind the Internal Revenue Service or the courts, which could take a contrary view. Based upon a qualification of the merger as a reorganization under the Code, holders of FSRL stock who exchange their shares of FSRL stock solely for shares of Colony common stock generally will not recognize gain or loss with respect to the receipt of Colony common stock in the merger. Holders of FSRL stock generally will be subject to tax with respect to any cash consideration received, including cash received in lieu of fractional shares of Colony common stock.
The U.S. federal income tax consequences described above may not apply to all holders of FSRL stock. Your tax consequences will depend on your individual situation. Accordingly, Colony and FSRL strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.
Trading Markets and Dividends (page 88)
Colony’s common stock is listed on the New York Stock Exchange under the symbol “CBAN.”
FSRL’s common stock is quoted on the OTCQX Best Market under the symbol “FSRL.” The common stock has traded only sporadically and in limited volume.
The following table sets forth the closing sale prices of Colony common stock as reported on the New York Stock Exchange on June 23, 2026, the last full trading day before the public announcement of the merger agreement, and on August 24, 2026, the latest practicable trading date before the date of this joint proxy statement/prospectus.
	Colony Common Stock	FSRL Common Stock	Implied Value of One Share of FSRL Common Stock to be Converted into Colony Common Stock
June 23, 2026	$21.08	$15.25	$19.82
August 24, 2026	$21.38	$19.65	$20.10
Under the merger agreement, FSRL is prohibited from making, declaring, paying, or setting aside for payment any dividend payable in cash, stock, or property on, or declaring or making any distribution on, any shares of its capital stock, except for dividends paid by its wholly-owned subsidiaries to FSRL itself. This prohibition applies unless the dividend or distribution is otherwise expressly contemplated or permitted by the merger agreement, required by applicable law or a governmental authority, or consented to in writing by Colony, which consent may not be unreasonably withheld, conditioned, or delayed. FSRL’s ability to pay dividends is therefore also subject to any applicable state and federal laws and regulations.

SPECIAL CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Some of the statements contained or incorporated by reference in this joint proxy statement/prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements about the financial condition, results of operations, earnings outlook and business plans, goals, expectations and prospects of Colony, FSRL, the completed acquisition of TC Bancshares, Inc. (“TCBC”), and the combined company following the proposed merger and statements for periods after the merger. Words such as “anticipate,” “believe,” “feel,” “expect,” “estimate,” “indicate,” “seek,” “strive,” “plan,” “intend,” “outlook,” “forecast,” “project,” “position,” “target,” “mission,” “contemplate,” “assume,” “achievable,” “potential,” “strategy,” “goal,” “aspiration,” “outcome,” “continue,” “remain,” “maintain,” “trend,” “objective,” “predict,” “aim” and variations of such words and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may” or similar expressions, as they relate to Colony, FSRL, the proposed merger, or the combined company following the merger often identify forward-looking statements, although not all forward-looking statements contain such words.
These forward-looking statements are predicated on the beliefs and assumptions of management based on information known to management as of the date of this joint proxy statement/prospectus and do not purport to speak as of any other date. Forward-looking statements may include descriptions of the expected benefits and costs of the transaction; forecasts of revenue, earnings or other measures of economic performance, including statements of profitability, business segments and subsidiaries; statements regarding the expected financial effects of the merger and the completed acquisition of TCBC, including pro forma financial information and assumptions underlying such information; management plans relating to the merger; the expected timing of the completion of the merger; the ability to complete the merger; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future or past operations, including the execution of integration plans; any statements of expectation or belief and any statements of assumptions underlying any of the foregoing.
The forward-looking statements contained or incorporated by reference in this joint proxy statement/prospectus reflect the view of management as of this date with respect to future events and are subject to risks and uncertainties. Should one or more of these risks materialize or should underlying beliefs or assumptions prove incorrect, actual results could differ materially from those anticipated by the forward-looking statements or historical results. Such risks and uncertainties include, among others, the following possibilities:
•
the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, including a termination of the merger agreement under circumstances that could require FSRL to pay a termination fee to Colony;

•
the risk that the cost savings, synergies or other anticipated benefits from the mergers is less than or different from expectations, or may not be fully realized or may take longer to realize than expected;

•
the inability to complete the merger contemplated by the merger agreement due to the failure to satisfy conditions necessary to close the merger, including the receipt of the requisite approvals of FSRL and Colony shareholders;

•
the risk that a regulatory approval that may be required for the merger is not obtained or is obtained subject to conditions that are not anticipated;

•
risks associated with the timing of the completion of the merger;

•
management time and effort may be diverted to the resolution of merger-related issues;

•
the risk that the businesses of Colony and FSRL will not be integrated successfully, or that such integration may be more difficult, time-consuming or costly than expected;

•
Colony’s ability to achieve the synergies and value creation contemplated by the proposed merger with FSRL and the completed acquisition of TCBC;

•
the expected growth opportunities or cost savings from the merger with FSRL or the completed acquisition of TCBC may not be fully realized or may take longer to realize than expected;

•
revenues following the merger may be lower than expected as a result of losses of customers or other reasons;

•
potential deposit attrition, higher than expected costs, customer loss and business disruption associated with Colony’s integration of FSRL, including, without limitation, potential difficulties in maintaining relationships with key personnel;

•
the risk that assumptions and estimates underlying the unaudited pro forma combined consolidated financial information, including assumptions and estimates relating to the completed acquisition of TCBC and the proposed merger with FSRL, may be inaccurate or may not be realized;

•
the outcome of any legal proceedings that may be instituted against Colony or FSRL or their respective boards of directors;

•
limitations placed on the ability of Colony and FSRL to operate their respective businesses by the merger agreement;

•
the effect of the announcement of the merger on Colony’s and FSRL’s business relationships, employees, customers, suppliers, vendors, other partners, standing with regulators, operating results and businesses generally;

•
customer acceptance of the combined company’s products and services;

•
the amount of any costs, fees, expenses, impairments and charges related to the merger;

•
fluctuations in the market price of Colony common stock and the related effect on the market value of the merger consideration that FSRL shareholders will receive upon completion of the merger;

•
the dilution caused by Colony’s issuance of additional shares of its common stock in the merger;

•
business and economic conditions, particularly those affecting the financial services industry and our primary market areas;

•
factors that can impact the performance of our loan portfolio, including real estate values and liquidity in our primary market areas, the financial health of our borrowers and the success of various projects that we finance;

•
credit and lending risks associated with our construction and development, commercial real estate, commercial and industrial and residential real estate loan portfolios;

•
our ability to attract and maintain business banking relationships with well-qualified businesses, real estate developers and investors with proven track records in our market areas;

•
changes in interest rate environment, including changes to the federal funds rate, and competition in our markets may result in increased funding costs or reduced earning assets yields, thus reducing our margins and net interest income;

•
our ability to successfully manage our credit risk and the sufficiency of our allowance for credit losses;

•
the adequacy of our reserves (including allowance for credit losses) and the appropriateness of our methodology for calculating such reserves;

•
the concentration of our business within our geographic areas of operation in Georgia and neighboring markets;

•
inability of our risk management framework to effectively mitigate credit risk, interest rate risk, liquidity risk, price risk, compliance risk, operational risk, strategic risk and reputational risk;

•
external economic, political and/or market factors, such as changes in monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve, continued inflation, deflation, changes in the demand for loans, and fluctuations in consumer spending, borrowing and savings habits, which may have an adverse impact on our financial condition;

•
continued or increasing competition from other financial institutions, credit unions, and non-bank financial services companies, many of which are subject to different regulations than we are;

•
challenges arising from unsuccessful attempts to expand into new geographic markets, products, or services;

•
restraints on the ability of the Bank to pay dividends to us, which could limit our liquidity;

•
increased capital requirements imposed by banking regulators, which may require us to raise capital at a time when capital is not available on favorable terms or at all;

•
a failure in the internal controls we have implemented to address the risks inherent to the business of banking;

•
inaccuracies in our assumptions about future events, which could result in material differences between our financial projections and actual financial performance;

•
changes in our management personnel or our inability to retain, motivate and hire qualified management personnel;

•
disruptions, security breaches, or other adverse events, failures or interruptions in, or attacks on, our information technology systems and those affecting the third-party vendors who perform our critical processing functions;

•
an inability to keep pace with the rate of technological advances due to a lack of resources to invest in new technologies;

•
fraudulent and negligent acts by our clients, employees or vendors and our ability to identify and address such acts;

•
compliance with governmental and regulatory requirements, including the Dodd-Frank Act and others relating to banking, consumer protection, securities and tax matters, and our ability to maintain licenses required in connection with commercial mortgage origination, sale and servicing operations;

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evolving regulatory requirements related to data privacy and cybersecurity, and the risk of non-compliance or breaches;

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changes in our accounting standards;

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changes in federal tax law or policy; and

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other risks and factors identified in this joint proxy statement/prospectus under the heading “Risk Factors.”

These factors are not necessarily all of the factors that could cause Colony’s, FSRL’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm Colony’s, FSRL’s or the combined company’s results. Colony and FSRL urge you to consider all of these risks, uncertainties and other factors carefully in evaluating all such forward-looking statements made by Colony and/or FSRL.
Any forward-looking statements made in this joint proxy statement/prospectus or in any documents incorporated by reference into this joint proxy statement/prospectus, are subject to the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this joint proxy statement/prospectus or the date of any document incorporated by reference in this joint proxy statement/prospectus. Colony and FSRL do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made, unless and only to the extent otherwise required by law. All subsequent written and oral forward-looking statements concerning the merger, the completed acquisition of TCBC or other matters addressed in this joint proxy statement/prospectus and attributable to Colony, FSRL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this joint proxy statement/prospectus.

RISK FACTORS
Because of the fixed exchange ratio and the fluctuation of the market price of Colony common stock, FSRL shareholders cannot be certain of the precise value of the per share stock consideration they will be entitled to receive.
Pursuant to the merger agreement, each share of FSRL stock issued and outstanding immediately prior to the effective time of the merger will be converted into, at the election of the holder and subject to adjustment and allocation procedures described in the merger agreement, the right to receive: (i) an amount of cash, without interest, equal to $19.75 or (ii) 0.94 shares of Colony common stock. The market value of Colony common stock may vary from the market value on the date Colony and FSRL announced the merger, on the date that this joint proxy statement/prospectus is mailed, on the date of the FSRL special meeting and on the date the merger is completed and thereafter due to fluctuations in the market price of Colony common stock. Any fluctuation in the market price of Colony common stock after the date of this joint proxy statement/prospectus will change the value of the shares of Colony common stock that FSRL shareholders may receive. Stock price changes may result from a variety of factors that are beyond the control of Colony and FSRL, including but not limited to general market and economic conditions, changes in their respective businesses, operations and prospects and regulatory considerations. Therefore, at the time of the FSRL special meeting, FSRL shareholders will not know the precise market value of the per share stock consideration they may receive at the effective time of the merger. FSRL shareholders should obtain current sale prices for shares of Colony common stock before voting their shares at the FSRL special meeting.
FSRL shareholders may not receive their elected form of merger consideration due to proration or allocation limits.
While FSRL shareholders may elect to receive either cash or Colony common stock, the merger agreement may include proration or allocation mechanisms that limit the availability of each form of consideration. As a result, shareholders may receive a mix of cash and stock that differs from their election. The final allocation may depend on the aggregate elections of all FSRL shareholders and other conditions set forth in the merger agreement.
FSRL shareholders who exercise dissenters’ rights may receive less than the value of the merger consideration.
FSRL shareholders who properly exercise dissenters’ rights under applicable law may receive a cash payment for their shares based on a judicial determination of fair value. This amount may be less than the value of the merger consideration they would otherwise receive under the merger agreement. See “The Merger — Dissenters’ Rights” for more information.
The merger may not be consummated unless important conditions are satisfied.
Colony and FSRL expect the merger to close as early as the fourth quarter of 2026, but the acquisition is subject to the satisfaction of a number of closing conditions. Satisfaction of many of these conditions is beyond Colony’s and FSRL’s control. If these conditions are not satisfied or waived, the merger will not be completed or may be delayed and each of Colony and FSRL may lose some or all of the intended benefits of the merger. Certain of the conditions that remain to be satisfied include, but are not limited to:
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the approval of the merger agreement and merger by the requisite vote of FSRL shareholders;

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the approval of the stock issuance of Colony common stock as merger consideration by Colony shareholders;

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the receipt of required regulatory approvals, including the approval or waiver from the Federal Reserve and the approvals of the FDIC, GDBF, and SCBFI, which are necessary to consummate the merger, without the imposition of any materially burdensome regulatory condition, and the expiration of all statutory waiting periods unless the failure to obtain the requisite regulatory approvals is due to the failure of the party seeking to terminate the merger agreement to perform or observe the obligations, covenants and agreements of such party as set forth in the merger agreement;

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the receipt of all required governmental approvals, including Fannie Mae’s, Freddie Mac’s and the SBA’s respective authorizations to transfer FSRL’s Fannie Mae seller servicer approval, Freddie Mac seller servicer approval and SBA lender approval to Colony and the expiration of any mandatory waiting periods;

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the absence of any injunction, order or decree restraining, enjoining or otherwise prohibiting the merger or any of the other transactions contemplated by the merger agreement or making the completion of the merger illegal;

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the effectiveness under the Securities Act of the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part, and the absence of the issuance of a stop order or the initiation or threat by the SEC of proceedings for that purpose;

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each party’s receipt of a tax opinion from its respective outside legal counsel, dated the closing date of the merger, confirming the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code;

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the absence of 7.5% or more of the outstanding shares of FSRL’s stock exercising their dissenters’ rights;

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the receipt of certain of waivers and other assurances from all non-governmental third parties which are required to be obtained under the terms of any contract, agreement, or instrument to which FSRL or any of its subsidiaries is a party or by which any of their respective properties is bound, in order to prevent the consummation of the transactions contemplated by the merger agreement from constituting a default under such contract, agreement, or instrument or creating any lien, claim, or charge upon any of the assets of FSRL or any of its subsidiaries;

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the receipt of a certificate from FSRL confirming that FSRL is not and has not been a United States real property holding corporation within the meaning of Treasury Regulations Section 1.1445-2(c)(3);

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the delivery by FSRL of a notice to the Internal Revenue Service pursuant to Treasury Regulations Section 1.897-2(h), in form and substance reasonably acceptable to Colony.

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the absence of any event, facts, or circumstances that have or may reasonably be expected to have a material adverse effect on the financial condition, business or results of operations of FSRL, Colony, or their respective subsidiaries;

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the continued accuracy of the representations and warranties made by the parties in the merger agreement; and

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the performance by each party of its respective obligations, including those related to the treatment of employee benefit plans, under the merger agreement.

As a result, the merger may not close as scheduled or at all. In addition, either Colony or FSRL may terminate the merger agreement under certain circumstances. For additional information regarding the conditions to the merger, see “The Merger Agreement — Conditions to Complete the Merger” beginning on page 109.
Regulatory approvals may not be received, may take longer than expected or may impose conditions that Colony does not anticipate or cannot be met.
Before the transactions contemplated by the merger agreement may be completed, various approvals or consents must be obtained from various federal and state governmental entities. These governmental entities may impose conditions on the completion of the merger or require changes to the terms of the merger. Although Colony and FSRL do not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of Colony following the merger, any of which might have a material adverse effect on Colony following the merger. Neither party is obligated to complete the merger if the regulatory approvals received in connection with the completion of the merger impose certain burdensome conditions on Colony or FSRL, as described more fully in “The Merger — Regulatory Approvals Required for the Merger” beginning on page 91.

The merger may be completed even if Colony or FSRL experiences adverse changes in its business.
In general, either Colony or FSRL may refuse to complete the merger if the other party suffers a material adverse effect prior to the closing of the merger. However, certain types of changes or occurrences with respect to Colony or FSRL would not constitute a material adverse effect and therefore would not, by themselves, permit the other party to refuse to complete the merger, even if such changes or occurrences adversely affect Colony or FSRL, including:
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changes in banking and similar laws of general applicability or interpretations thereof by governmental authorities, except to the extent such changes disproportionately adversely affect the affected party relative to other similarly situated companies in the financial services industry;

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changes in GAAP or regulatory accounting requirements applicable to banks or bank holding companies generally, except to the extent such changes disproportionately adversely affect the affected party relative to other similarly situated companies in the financial services industry;

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changes in global, national or regional political conditions, including the outbreak of war or acts of terrorism, or changes in economic or market conditions, including changes in equity, credit and debt markets and interest rates, affecting the financial services industry generally, except to the extent such changes disproportionately adversely affect the affected party relative to other similarly situated companies in the financial services industry;

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the public disclosure of the merger agreement and the transactions contemplated by the merger agreement;

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actions expressly required by the merger agreement, actions taken with the prior written consent of the other party, or actions otherwise expressly permitted or contemplated by the merger agreement;

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any failure by Colony or FSRL to meet any internal or published analyst projections, forecasts or estimates of revenues or earnings for any period, although the underlying causes of such failure may be considered in determining whether a material adverse effect has occurred;

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changes in the trading price or trading volume of Colony common stock; and

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the impact of the public disclosure of the merger agreement and the transactions contemplated thereby on relationships with customers or employees, including employee departures occurring after the date of the merger agreement.

Colony may be unsuccessful in integrating the operations of the businesses it has acquired or expects to acquire in the future, including FSRL.
From time to time, Colony evaluates and acquires businesses that it believes complement its existing business. The acquisition component of Colony’s growth strategy depends on the successful integration of these acquisitions. Colony faces numerous risks and challenges to the successful integration of acquired businesses, including the following:
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the potential for unexpected costs, delays and challenges that may arise in integrating acquisitions into Colony’s existing business;

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limitations on Colony’s ability to realize the expected cost savings and synergies from an acquisition;

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challenges related to integrating acquired operations, including Colony’s ability to retain key employees and maintain relationships with significant customers and depositors;

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the actual financial condition and results of operations following integration may differ materially from those shown in the pro forma financials due to changes in asset valuations, integration costs, purchase accounting adjustments, assumptions, including regarding the completed acquisition of TC Bancshares, Inc., or unforeseen liabilities.

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challenges related to the integration of businesses that operate in new geographic areas, including difficulties in identifying and gaining access to customers in new markets; and

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discovery of previously unknown liabilities following an acquisition associated with the acquired business.

If Colony is unable to successfully integrate the businesses it acquires, Colony’s business, financial condition and results of operations may be materially adversely affected.
FSRL’s executive officers and directors have interests in the merger in addition to or different from the interests of other FSRL shareholders.
FSRL’s executive officers and directors have interests in the merger that may be different from, or in addition to, the interests of FSRL shareholders generally. The FSRL board of directors was aware of these interests and considered them, among other matters, in adopting the merger agreement and approving the transactions contemplated by the merger agreement and in determining to recommend to FSRL shareholders that they vote to approve the FSRL merger proposal. These interests are described in more detail under the section entitled, “The Merger — Interests of FSRL’s Directors and Executive Officers in the Merger” beginning on page 85.
The fairness opinions to the respective boards of directors of Colony and FSRL delivered by the respective financial advisors to Colony and FSRL prior to the signing of the merger agreement will not reflect changes in circumstances since the date of the merger agreement.
KBW’s opinion to the Colony board of directors was delivered on, and dated, June 23, 2026, and Hovde’s opinion to the FSRL board of directors was delivered on, and dated, June 23, 2026. Such opinions have not been updated as of the date of this joint proxy statement/prospectus and will not be updated at, or prior to, the time of the completion of the merger. Changes in the operations and prospects of Colony and FSRL, general market and economic conditions and other factors that may be beyond the control of Colony and FSRL may alter the value of Colony or FSRL or the prices of shares of Colony common stock or FSRL stock by the time the merger is completed. The opinions do not speak as of the time the merger is completed or as of any date other than the date of the opinions, nor do they contemplate any adjustments to the merger consideration. Management of Colony is not aware of any material changes in Colony’s operations or performance since the delivery of the KBW opinion or that are anticipated to occur before the special meeting takes place or before the merger is completed. Management of FSRL is not aware of any material changes in FSRL’s operations or performance since the delivery of the Hovde opinion or that are anticipated to occur before the FSRL special meeting takes place or before the merger is completed. Copies of the Hovde and KBW opinions are included as Annex B and Annex C, respectively, to this joint proxy statement/prospectus. For a description of the opinion of Colony’s financial advisor that was delivered to the Colony board of directors, please refer to “The Merger — Opinion of Colony’s Financial Advisor” beginning on page 72. For a description of the opinion of FSRL’s financial advisor that was delivered to the FSLR board of directors, please refer to “The Merger — Opinion of FSRL’s Financial Advisor” beginning on page 61.
The merger agreement contains provisions granting both Colony and FSRL the right to terminate the merger agreement in certain circumstances.
The merger agreement contains certain termination rights, including the right, subject to certain exceptions, of either party to terminate the merger agreement if the merger is not completed on or prior to March 24, 2027 (subject to extension to April 23, 2027 if the only outstanding condition to closing is the receipt of regulatory approvals) and the right of FSRL to terminate the merger agreement, subject to certain conditions, to accept a business combination transaction deemed to be superior to the merger by the FSRL board of directors. If the merger is not completed, the ongoing business of FSRL could be adversely affected and FSRL will be subject to several risks, including the risks described elsewhere in this “Risk Factors” section. In addition, FSRL may provide Colony with notice of its intention to terminate the merger agreement as a result of certain changes in the trading price of Colony common stock relative to the price NASDAQ Bank Index; however, Colony has the option (but not the obligation) to adjust the exchange ratio to prevent such a termination of the merger agreement. See “The Merger Agreement — Termination of the Merger Agreement” beginning on page 110.
Termination of the merger agreement could negatively impact FSRL and Colony.
If the merger agreement is terminated before closing there may be various consequences. For example, FSRL’s business may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Also, FSRL will have incurred substantial expenses in connection with the proposed merger without realizing the benefits of the merger. If the merger agreement is terminated and the FSRL board of directors seeks another merger or business combination, FSRL shareholders cannot be certain that FSRL will be able to find a party willing to pay the equivalent or greater consideration than that which Colony has agreed to pay in the merger. In addition, if the merger agreement is terminated under certain circumstances, FSRL may be required to pay Colony a termination fee. See “The Merger Agreement — Effect of Termination” beginning on page 111.
Further, if the merger agreement is terminated and the merger is not consummated, Colony’s stock price may decline to the extent that its current market price reflects a market assumption that the merger will be completed. In addition, the reputation of Colony as an acquirer may be harmed and, as a result, it may make it more difficult for Colony to consummate future acquisitions.
Colony and FSRL will incur significant, non-recurring merger-related transaction and integration costs in connection with the merger, which could adversely affect either company’s financial condition and results of operations.
Colony and FSRL each have incurred and expect to continue to incur substantial costs in connection with the negotiation and completion of the merger and combining the businesses and operations of the two companies, and additional unanticipated transaction- and merger-related costs may be incurred prior to or following the consummation of the merger. Whether or not the merger is consummated, Colony and FSRL expect to continue to incur substantial expenses associated with planning for and completing the merger and combining the operations of the two companies, including such non-recurring expenses as legal, accounting and financial advisory fees, printing fees, data processing and other fees related to formulating integration and conversion plans. Although Colony and FSRL expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction- and merger-related costs over time, this net benefit may not be achieved in the near term, or at all. The costs described above, as well as other unanticipated costs and expenses, could have a material adverse effect on the financial condition and operating results of Colony following completion of the merger.
The merger agreement contains provisions that may discourage other companies from pursuing, announcing or submitting a business combination proposal to FSRL that might result in greater value to FSRL shareholders.
The merger agreement prohibits FSRL from initiating, soliciting, encouraging or facilitating certain third-party acquisition proposals. In addition, FSRL has agreed to pay Colony a termination fee of $6,600,000 if the merger agreement is terminated because FSRL decides to enter into or close another acquisition transaction. These provisions could discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of FSRL from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share price than that proposed in the merger, or might result in a potential competing acquirer proposing to pay a lower per share price to acquire FSRL than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances under the merger agreement.
In connection with entering into the merger agreement, each member of the FSRL board of directors and each executive officer of FSRL, in their capacities as FSRL shareholders, have entered into voting agreements. The voting agreements require, among other things, that the shareholder party thereto vote all of his or her shares of FSRL stock in favor of the merger and the other transactions contemplated by the merger agreement and against alternative transactions and not to, directly or indirectly, assign, sell, transfer or otherwise dispose of his or her shares of FSRL stock, subject to certain exceptions. For further information, please see the section entitled “Ancillary Agreements to the Merger Agreement.”
Colony and FSRL will be subject to business uncertainties and FSRL will be subject to contractual restrictions while the merger is pending.
Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Colony and FSRL. These uncertainties may impair the ability of Colony or FSRL to attract, retain and motivate strategic personnel until the merger is consummated, and could cause customers and others that deal with Colony or FSRL to seek to change existing business relationships. Experienced employees in the financial services industry are in high demand, and competition for their talents can be intense. Employees of FSRL may experience uncertainty about their future role with the surviving corporation until, or even after, strategies with regard to the combined company are announced or executed. If any key employees of Colony or FSRL depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the surviving corporation, FSRL’s business prior to the merger closing and Colony’s business after the merger closes could be harmed. In addition, subject to certain exceptions, FSRL has agreed to operate its business in the ordinary course, and to comply with certain other operational restrictions, prior to closing the merger. See “The Merger Agreement — Covenants and Agreements — Conduct of Business Prior to the Completion of the Merger” beginning on page 100 for a description of the restrictive covenants applicable to FSRL.
The merger with FSRL may distract Colony’s management from its other responsibilities.
The acquisition of FSRL could cause Colony’s management to focus its time and energies on matters related to the acquisition that otherwise would be directed to the business and operations of Colony. Any such distraction on the part of management, if significant, could affect its ability to service existing business and develop new business and adversely affect the business and earnings of Colony.
The combined company may be unable to retain Colony and/or FSRL personnel successfully after the merger is completed.
The success of the merger will depend in part on the combined company’s ability to retain the talents and dedication of key employees currently employed by Colony and FSRL. It is possible that these employees may decide not to remain with Colony and FSRL, as applicable, while the merger is pending or with the combined company after the merger is consummated. If key employees terminate their employment or if an insufficient number of employees is retained to maintain effective operations, the combined company’s business activities may be adversely affected, and management’s attention may be diverted from successfully integrating FSRL to hiring suitable replacements, all of which may cause the combined company’s business to suffer. In addition, Colony and FSRL may not be able to locate suitable replacements for any key employees who leave either company or to offer employment to potential replacements on reasonable terms.
Colony and FSRL may waive one or more of the conditions to the merger without re-soliciting shareholder approval for the merger.
Each of the conditions to the obligations of Colony and FSRL to complete the merger may be waived, in whole or in part, to the extent permitted by applicable law, by agreement of Colony and FSRL if the condition is a condition to both parties’ obligation to complete the merger, or by the party for which such condition is a condition of its obligation to complete the merger. The boards of directors of Colony and FSRL may evaluate the materiality of any such waiver to determine whether amendment of this joint proxy statement/prospectus and re-solicitation of proxies are necessary. Colony and FSRL, however, generally do not expect any such waiver to be significant enough to require re-solicitation of shareholders. If any such waiver is not determined to be significant enough to require re-solicitation of shareholders, the companies will have the discretion to complete the merger without seeking further shareholder approval.
FSRL shareholders will experience a reduction in percentage ownership and voting power of their shares as a result of the merger and will have less influence on the management and policies of Colony than they had on FSRL before the merger.
FSRL shareholders will have a much smaller percentage ownership interest and effective voting power in Colony compared to their ownership interest and voting power in FSRL prior to the merger. Consequently, FSRL shareholders will have significantly less influence on the management and policies of Colony after the merger than they now have on the management and policies of FSRL. If the merger is consummated, current FSRL shareholders will own approximately 22.57% of the combined company based upon the number of Colony shares outstanding as of August 19, 2026. Accordingly, former FSRL shareholders will own less than the outstanding voting stock of the combined company than current Colony shareholders and would, as a result, be outvoted by current Colony shareholders if such current Colony shareholders voted together as a group.
Future capital needs could result in dilution of shareholder investment.
Colony’s board of directors may determine from time to time there is a need to obtain additional capital through the issuance of additional shares of its common stock or other securities. These issuances would dilute the ownership interests of its shareholders and may dilute the per share book value of Colony common stock. New investors may also have rights, preferences and privileges senior to Colony’s shareholders which may adversely impact its shareholders.
Shares of Colony common stock to be received by holders of FSRL stock as a result of the merger will have rights different from the shares of FSRL stock.
Upon completion of the merger, the rights of former FSRL shareholders will be governed by the Articles of Incorporation, as amended, and Amended and Restated Bylaws of Colony. Accordingly, certain rights associated with FSRL stock may differ from the rights associated with Colony common stock. See “Comparison of Shareholders’ Rights” beginning on page 157 for a discussion of the different rights associated with Colony common stock.
Colony may fail to realize some or all of the anticipated benefits of the merger.
The success of the merger will depend on, among other things, Colony’s ability to successfully combine the businesses of Colony and FSRL. If Colony is not able to successfully achieve this objective, the anticipated benefits of the merger may not be realized fully, or at all, or may take longer to realize than expected.
Colony and FSRL have operated and, until the consummation of the merger, will continue to operate independently. It is possible that the integration process or other factors could result in the loss or departure of key employees, the disruption of the ongoing business of Colony or inconsistencies in standards, controls, procedures and policies. It is also possible that clients, customers, depositors and counterparties of FSRL could choose to discontinue their relationships with the combined company post-merger because they prefer doing business with an independent company or for any other reason, which would adversely affect the future performance of the combined company. These transition matters could have an adverse effect on each of Colony and FSRL during the pre-merger period and for an undetermined time after the consummation of the merger.
Colony’s and FSRL’s historical and pro forma condensed combined consolidated financial information may not be representative of Colony’s results as a combined company.
The unaudited pro forma condensed combined financial statements in this joint proxy statement/prospectus are presented for illustrative purposes only and are not necessarily indicative of what Colony’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma condensed combined financial statements reflect adjustments to illustrate the effect of the merger had they been completed on the dates indicated. Such unaudited pro forma condensed combined financial statements are based upon preliminary estimates to record the FSRL identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation for the merger reflected in this joint proxy statement/prospectus is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the identifiable assets and identifiable liabilities of FSRL as of the date of the completion of the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this joint proxy statement/prospectus. For more information, see the section of this joint proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Consolidated Financial Statements” beginning on page 39.
Sales of Colony common stock by former FSRL shareholders could adversely affect the market price of Colony stock.
Following the merger, certain FSRL shareholders will receive Colony common stock, which will be freely tradable. If a significant number of shares of Colony common stock are sold in the public market, it could place downward pressure on the market price of Colony common stock and could affect investor perception of the combined company.
The market price of Colony common stock after the merger may be affected by factors different from those affecting FSRL stock or Colony common stock currently.
The results of operations of the combined company, as well as the market price of shares of the common stock of the combined company after the merger, may be affected by factors in addition to those currently affecting Colony’s or FSRL’s results of operations and the market prices of shares of Colony common stock. Accordingly, the historical financial results of Colony and FSRL and the historical market prices of shares of Colony common stock may not be indicative of these matters for the combined company after the merger. For a discussion of the businesses of Colony and of certain factors to consider in connection with that business, see the documents incorporated by reference by Colony into this joint proxy statement/prospectus referred to under “Where You Can Find More Information” beginning on page 171.
The market price of the combined company’s common stock may decline as a result of the merger.
The market price of the combined company’s common stock may decline as a result of the merger if the combined company does not achieve the perceived benefits of the merger or the effect of the merger on the combined company’s financial results is not consistent with the expectations of financial or industry analysts. In addition, upon completion of the merger, Colony and FSRL shareholders will own interests in a combined company operating an expanded business with a different mix of assets, risks and liabilities. Current Colony and FSRL shareholders may not wish to continue to invest in the combined company, or for other reasons may wish to dispose of some or all of their shares of the combined company.
The merger may fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.
Each of Colony and FSRL intends and expects the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the obligation of each of Colony and FSRL to complete the merger is conditioned upon the receipt by each of Colony and FSRL of a U.S. federal income tax opinion to that effect from their respective legal counsels. These tax opinions represent the legal judgment of counsel rendering the opinion and are not binding on the Internal Revenue Service (“IRS”) or the courts. If the merger were to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code, then the merger would be treated as a taxable sale of the assets of FSRL to Colony followed by a taxable liquidation of FSRL. Generally, the deemed sale of the assets of FSRL would result in taxable gain or loss to FSRL equal to the difference between (1) the fair market value of the merger consideration and (2) the adjusted tax basis in such assets held by FSRL. Generally, the deemed distribution of the merger consideration in the deemed liquidation of FSRL stock would result in taxable gain or loss to each FSRL shareholder equal to the difference between (1) the fair market value of the merger consideration distributed in respect of such holder’s FSRL stock and (2) the adjusted tax basis of such FSRL stock surrendered in exchange therefor. The consequences of the merger to any particular shareholder will depend on that shareholder’s individual situation. We strongly urge you to consult your own tax advisor to determine the particular tax consequences of the merger to you.
FSRL and/or Colony may be subject to claims and litigation pertaining to the merger that could prevent or delay the completion of the merger.
Any lawsuits filed in connection with the proposed merger could prevent or delay completion of the merger and result in substantial costs to FSRL and Colony, including any costs associated with indemnification. The defense or settlement of any lawsuit or claim that may be filed seeking remedies against FSRL, its board of directors or Colony or its board of directors in connection with the merger that remains unresolved at the effective time of the merger may adversely affect Colony’s business, financial condition, results of operations and cash flows.

Risks Relating Colony’s Business.
You should read and consider risk factors specific to Colony’s business that will also affect the combined company after the merger. These risks are described in the section entitled “Risk Factors” in Colony’s Annual Report on Form 10-K for the year ended December 31, 2025, and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 171 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS
The following unaudited pro forma combined consolidated financial information is presented to illustrate the estimated effects of the previously completed merger of TCBC, with and into Colony, and the proposed merger of FSRL, with and into Colony, based on the historical financial statements and accounting records of Colony, TCBC and FSRL, after giving effect to the merger with TCBC and the merger with FSRL, including the pro forma adjustments described in the notes below. The unaudited pro forma combined consolidated financial information has been prepared using the acquisition method of accounting. Under this method, TCBC’s assets and liabilities as of December 1, 2025 the effective date of the TCBC merger, and FSRL’s assets and liabilities as of the date of completion of the merger, have been, or will be, recorded at their respective fair values and added to those of Colony. Any difference between the applicable purchase price and the fair value of the identifiable net assets acquired, including core deposit intangibles, has been, or will be, recorded as goodwill. The goodwill resulting from each acquisition will not be amortized to expense but instead will be reviewed for impairment at least annually. Any core deposit intangible and other intangible assets with estimated useful lives recorded, or to be recorded, by Colony in connection with the TCBC merger and the FSRL merger will be amortized to expense over their estimated useful lives. The financial statements of Colony issued after the TCBC merger reflect, and the financial statements of Colony issued after completion of the FSRL merger will reflect, the results attributable to the acquired operations of TCBC and FSRL, respectively, beginning on the applicable date of acquisition.
Effective December 1, 2025, TCBC merged with and into Colony, with Colony continuing as the surviving corporation, and TCBC’s wholly owned subsidiary bank, TC Federal Bank, merged with and into Colony’s wholly owned subsidiary bank, Colony Bank, with Colony Bank continuing as the surviving bank. Pursuant to the agreement and plan of merger between Colony and TCBC, former TCBC shareholders were entitled to receive, for each share of TCBC common stock outstanding immediately prior to the effective time of the TCBC merger, either $21.25 in cash or 1.25 shares of the Company’s common stock. Colony issued approximately 3,839,613 common shares at a fair value of $65.8 million and paid $15.4 million in cash to former TCBC shareholders in connection with the TCBC merger.
Pursuant to the merger agreement with FSRL each share of FSRL stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive, at the election of each FSRL shareholder, either $19.75 in cash or 0.94 of a share of Colony’s common stock, subject to customary proration and allocation procedures such that approximately 20% of FSRL stock will be converted to the cash consideration and the remaining 80% of FSRL stock will be converted to the stock consideration. The unaudited pro forma combined consolidated financial information set forth below and the explanatory notes that follow are based upon assumptions that 7,946,487 shares of FSRL stock, 321,465 unvested restricted stock units and 100,000 options to purchase FSRL common stock (all as of June 30, 2026) are outstanding on the closing date of the merger.
The unaudited pro forma combined consolidated balance sheet combines the historical consolidated balance sheets of Colony and FSRL, giving effect to the merger as if it had been consummated on June 30, 2026. The unaudited pro forma combined consolidated statements of income for the year ended December 31, 2025 and the six months ended June 30, 2026 combine the historical consolidated statements of income of Colony and FSRL and give effect to the merger as if it had been consummated on January 1, 2025. The unaudited pro forma combined consolidated statement of income for the year ended December 31, 2025 also gives effect to the TCBC merger as if it had been consummated on January 1, 2025, because TCBC’s results of operations were only included for one month in Colony’s audited historical consolidated statement of income for the year ended December 31, 2025. The unaudited pro forma combined consolidated statement of income for the six months ended June 30, 2026 does not include a separate pro forma adjustment for the results of operations of TCBC because the TCBC merger was completed on December 1, 2025 and TCBC’s results of operations for that period are reflected in Colony’s historical consolidated statement of income for the six months ended June 30, 2026.
The unaudited pro forma combined consolidated financial statements give effect to the acquisition of TCBC and the acquisition of FSRL as business combinations under U.S. generally accepted accounting principles (“GAAP”). Accordingly, all assets and liabilities of TCBC and FSRL have been, or will be, recorded at estimated fair value. The unaudited pro forma combined consolidated financial information includes transaction accounting adjustments that reflect the accounting for the TCBC merger and the proposed merger with FSRL. The unaudited pro forma combined consolidated financial information does not include management’s adjustments, including anticipated cost savings, operating synergies or revenue enhancements. The pro forma adjustments are based on estimates made for the purpose of preparing these pro forma statements and are described in the accompanying notes. Colony’s management believes that the estimates used in these pro forma financial statements are reasonable under the circumstances.
The pro forma adjustments included herein are subject to change as additional information becomes available and additional analyses are performed. The final allocation of the purchase price for FSRL will be determined after further valuation analyses under GAAP are performed with respect to the fair values of certain tangible and intangible assets and liabilities as of the date of completion of the merger. The final adjustments may be materially different from the unaudited pro forma adjustments presented herein. In addition, the pro forma income statement information does not include anticipated cost savings or revenue enhancements, which management believes will result from combining certain operating procedures, nor does it include one-time merger-related expenses which will be expensed against income.
Increases or decreases in the estimated fair values of the net assets acquired in the merger as compared with the information shown in the unaudited pro forma combined consolidated financial information may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may impact Colony’s consolidated statement of operations due to adjustments in yield and/or amortization of the adjusted assets or liabilities. Any changes to FSRL’s shareholders’ equity, including results of operations from June 30, 2026 through the date the merger is completed, will also change the purchase price allocation, which may include the recording of a lower or higher amount of goodwill. The final adjustments may be materially different from the unaudited transaction accounting adjustments presented herein. The pro forma calculations shown herein assume a closing price for Colony common stock of $20.09, which represents the closing price of Colony common stock on June 30, 2026.
Colony anticipates that the acquisition of FSRL will provide the combined company with the ability to better serve its customers, reach new customers and reduce operating expenses. In addition, certain subjective estimates have been utilized in determining the pro forma adjustments applied to the historical results of operations of TCBC and FSRL. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings or opportunities to earn additional revenue and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during this period.
The unaudited pro forma condensed combined consolidated financial information has been derived from, and should be read in conjunction with, the historical consolidated financial statements and related notes of Colony, TCBC and FSRL, including the historical financial statements of TCBC and the unaudited pro forma combined financial information of Colony giving effect to the TCBC merger, which are incorporated by reference herein.
The unaudited pro forma data are qualified by the statements set forth under this caption and should not be considered indicative of the market value of Colony common stock or the actual or future results of operations of Colony for any period. Actual results may be materially different than the pro forma information presented.

COLONY BANKCORP, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET
AS OF JUNE 30, 2026
(all amounts are in thousands)
	Colony	FSRL	Combined	Pro Forma Adjustments	Notes	Pro Forma Combined
ASSETS
Cash and due from banks	$25,257	$4,036	$29,293	$—		$29,293
Fed Funds sold	1,479	—	1,479	—		1,479
Interest-bearing deposits in banks	132,883	22,991	155,874	(49,906)	A	105,968
Cash and cash equivalents	159,619	27,027	186,646	(49,906)		136,740
Investment securities available-for-sale, at fair value	370,821	188,662	559,483	—		559,483
Investment securities, held-to-maturity, at amortized cost	365,251	—	365,251	—		365,251
Other investments	17,864	4,562	22,426	—		22,426
Loans held for sale	24,218	18,135	42,353	—		42,353
Loans	2,464,834	820,741	3,285,575	(21,668)	B	3,263,907
Allowance for credit losses	(22,034)	(9,334)	(31,368)	944	C	(30,424)
Loans, net	2,442,800	811,407	3,254,207	(20,724)		3,233,483
Premises and equipment	37,139	24,321	61,460	9,000	D	70,460
Other real estate owned	1,829	—	1,829	—		1,829
Goodwill	63,047	691	63,738	59,049	E	122,787
Other intangible assets	6,971	9,481	16,452	19,038	F	35,490
Bank-owned life insurance	68,693	19,241	87,934	—		87,934
Other assets	69,331	23,385	92,716	—		92,716
Total Assets	$3,627,583	$1,126,912	$4,754,495	$16,457		$4,770,952
LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Deposits
Noninterest Bearing	$464,062	$249,674	$713,736	$—		$713,736
Interest Bearing	2,508,114	670,655	3,178,769	(500)	G	3,178,269
Total Deposits	2,972,176	920,329	3,892,505	(500)		3,892,005
Federal Home Loan Bank advances	169,989	75,000	244,989	—		244,989
Other borrowings	63,179	19,802	82,981	(1,745)	H	81,236
Other liabilities	32,273	13,365	45,638	4,048	I	49,686
Total Liabilities	3,237,617	1,028,496	4,266,113	1,803		4,267,916
Stockholders’ equity:
Preferred stock		1	1	(1)	J	—
Common stock	21,158	89	21,247	6,128	J	27,375
Paid in capital	227,246	47,165	274,411	71,527	K	345,938
Retained earnings	174,558	56,821	231,379	(68,661)	L	162,718
Accumulated other comprehensive income, net of taxes	(32,996)	(5,660)	(38,656)	5,660	M	(32,996)
Total Stockholders’ Equity	389,966	98,416	488,382	14,654		503,036
Total Liabilities and Stockholders’ Equity	$3,627,583	$1,126,912	$4,754,495	$16,457		$4,770,952

A.
Includes cash consideration paid to First Reliance Bank and transaction costs.

B.
Reflects purchase accounting adjustment to record First Reliance Bank’s loans at fair value.

C.
Adjustment of First Reliance Bank’s Allowance for Credit Losses (“ACL”) to reflect elimination of First Reliance Bank’s ACL at closing and reflect gross-up for estimated lifetime credit losses on loans.

D.
Adjustment to property and equipment to reflect the estimated fair value of acquired premises and equipment, net.

E.
Adjustment to record estimated goodwill associated with the merger.

F.
Adjustment to record an estimated core deposit intangible of $17.6 million related to the merger and an estimated $1.4 million fair value adjustment to mortgage servicing rights.

G.
Adjustment to record estimated fair value adjustments on acquired certificates of deposits.

H.
Adjustment to record the estimated write down on TruPs and Subordinated debt.

I.
Adjustment to record the net deferred tax liability associated with fair value adjustments recorded in the merger.

J.
Adjustments to common stock to eliminate First Reliance Bank’s preferred and common stock and record the issuance of Colony common stock to First Reliance’s common shareholders of 6.2 million shares at $1 par value.

K.
Adjustments to paid in capital to eliminate FSRL’s capital surplus of $47.2 million and record the issuance of Colony common stock in excess of par value to FSRL’s common shareholders of $119 million.

L.
Adjustments to eliminate FSRL’s retained earnings of $56.8 million offset by purchase accounting adjustments included herein.

M.
Adjustment to eliminate First Reliance Bank’s accumulated other comprehensive loss of $5.7 million.

COLONY BANKCORP, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED STATEMENT
OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2025
(all amounts are in thousands, except share and per share data)
	Colony Historical	TC Federal Historical	Pro Forma Adjustments	Notes	Colony Historical, including TC Federal	FSRL Historical	Pro Forma Adjustments	Notes	Pro Forma Combined
Interest income
Loans, including fees	$124,333	$22,669	$4,377	A	$151,379	$46,310	$5,417	A	$203,106
Deposits with other banks and short term investments	6,183	3,812	(1,028)	B	8,967	1,552	(1,271)	B	9,248
Investment securities	19,436	866	544	C	20,846	8,913	1,415	C	31,174
Total interest income	149,952	27,347	3,893		181,192	56,775	5,561		243,528
Interest expense
Deposits	46,710	10,780	837	D	58,327	17,921	250	D	76,498
Interest on borrowed funds	11,341	477	—		11,818	1,908	349	J	14,075
Total interest expense	58,051	11,257	837		70,145	19,829	599		90,573
Net interest income	91,901	16,090	3,056		111,047	36,946	4,962		152,955
Provision for credit losses	4,500	(107)	—		4,393	961	—		5,354
Net interest income after provision for credit losses	87,401	16,197	3,056		106,654	35,985	4,962		147,601
Noninterest income
Service charges on deposit accounts	9,695	147	—		9,842	1,435	—		11,277
Mortgage fee income	7,535	7	—		7,542	5,919	(175)	K	13,286
Gain (loss) on sale of securities	(1,039)	155	—		(884)	(476)	—		(1,360)
BOLI income	1,792	343	—		2,135	421	—		2,556
Other noninterest income	22,297	4,296	—		26,593	5,425	—		32,018
Total noninterest income	40,280	4,948	—		45,228	12,724	(175)		57,777
Noninterest expense
Salaries and employee benefits	52,417	15,655	(3,558)	E	64,514	21,785	—		86,299
Occupancy and equipment	6,753	1,435	—		8,188	3,022	450	L	11,660
Amortization of intangibles	1,158	—	1,263	F	2,421	—	3,207	M	5,628
Acquisition related expenses	2,063	3,141	(5,204)	G	—	—	—	N	—
Other noninterest expense	30,155	5,799	—		35,954	9,913	—		45,867
Noninterest expense	92,546	26,030	(7,499)		111,077	34,720	3,657		149,454
Income before income taxes	35,135	(4,885)	10,555		40,805	13,989	1,130		55,924
Income taxes	6,882	(1,095)	4,822	H	10,609	3,082	849	H	14,540
Net Income	$28,253	$(3,790)	$5,733		$30,196	$10,907	$281		$41,384
Net income per share of common stock
Basic	$1.59	$(0.95)			$1.42	$1.39			$1.51
Diluted	$1.59	$(0.95)			$1.42	$1.31			$1.48
Weighted average shares outstanding, basic	17,789,688	3,988,657	(526,650)	I	21,251,695	7,851,400	(1,633,900)	O	27,469,195
Weighted average shares outstanding, diluted	17,789,688	4,005,742	(526,650)	I	21,268,780	8,328,132	(1,633,900)	O	27,963,012

A.
Adjustment to interest income to record the estimated accretion for the net discount on acquired loans and leases.

B.
Adjustment represents lost interest on cost of cash on the cash consideration paid at merger close.

C.
Adjustment reflects the yield adjustment for interest income on acquired investment securities.

D.
Increase to interest expense to adjust estimated amortization of the fair value mark on time deposits.

E.
Adjustment reflects one time, nonrecurring payments made to employees as part of the merger for accelerated stock benefits and other merger related benefit payouts.

F.
Adjustment reflects the net increase in amortization of other intangible assets for the acquired core deposit intangible based on a life of ten years utilizing the sum-of-the-year’s digits amortization method.

G.
Adjustment reflects the one time merger related expenses removed from actual operations.

H.
Income taxes were adjusted to reflect the tax effects of the combined companies income being taxed using Colony’s federal and state statutory rate of 26%.

I.
Adjustment to weighted-average shares of Colony’s common stock to eliminate TC Federal weighted-average shares and reflect shares issued to TC Federal shareholders as consideration.

J.
Increase to interest expense to adjust estimated amortization expense of the fair value mark for trust preferred securities and subordinated debt.

K.
Adjustment reflects amortization expense of mortgage servicing fair value purchase accounting marks.

L.
Adjustment to depreciation expense on acquired fixed assets market to fair value.

M.
Adjustment reflects the net increase in amortization of other intangible assets for the acquired core deposit intangible based on a life of ten years utilizing the sum-of-the-year’s digits amortization method.

N.
Colony Bancorp, Inc. expects to incur one-time merger related charges, however, these are not reflected in the pro forma income statements.

O.
Adjustment to weighted-average shares of Colony’s common stock outstanding to eliminate weighted-average shares of FSRL common stock outstanding and to reflect the estimated number of shares of Colony common stock issued to shareholders of FSRL.

COLONY BANKCORP, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED STATEMENT
OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2026
(all amounts are in thousands, except share and per share data)
	Colony Historical	FSRL Historical	Pro Forma Adjustments	Notes	Pro Forma Combined
Interest income
Loans, including fees	$77,088	$23,786	$2,708	A	$103,582
Deposits with other banks and short term investments	3,823	497	(636)	B	3,684
Investment securities	9,760	4,704	708	C	15,172
Total interest income	90,671	28,987	2,780		122,438
Interest expense
Deposits	26,051	7,995	125	D	34,171
Interest on borrowed funds	5,548	1,598	175	E	7,321
Total interest expense	31,599	9,593	300		41,492
Net interest income	59,072	19,394	2,480		80,947
Provision for credit losses	3,650	298	—		3,948
Net interest income after provision for credit losses	55,422	19,096	2,480		76,999
Noninterest income
Service charges on deposit accounts	5,122	726	—		5,848
Mortgage fee income	4,076	3,867	(88)	F	7,856
(Loss) gain on sale of securities	(186)	(6)	—		(192)
BOLI income	1,694	211	—		1,905
Other noninterest income	12,145	1,636	—		13,781
Total noninterest income	22,851	6,434	(88)		29,198
Noninterest expense
Salaries and employee benefits	31,462	11,174	—		42,636
Occupancy and equipment	4,066	1,520	225	G	5,811
Amortization of intangibles	894	—	1,443	H	2,337
Acquisition related expenses	2,580	—	(273)	I	2,307
Other noninterest expense	15,104	4,898	—		20,002
Noninterest expense	54,106	17,592	1,395		73,093
Income before income taxes	24,167	7,938	997		33,103
Income taxes	5,106	1,695	1,806	J	8,607
Net Income	$19,061	$6,243	$(809)		$24,495
Net income per share of common stock
Basic	$0.90	$0.80			$0.89
Diluted	$0.90	$0.75			$0.88
Weighted average shares outstanding, basic	21,191,011	7,825,196	(1,607,696)	K	27,408,511
Weighted average shares outstanding, diluted	21,191,011	8,278,264	(1,607,696)	K	27,861,579

A.
Adjustment to interest income to record the estimated accretion for the net discount on acquired loans and leases.

B.
Adjustment represents lost interest on cost of cash on the cash consideration paid at merger close.

C.
Adjustment reflects the yield adjustment for interest income on acquired investment securities.

D.
Increase to interest expense to adjust estimated amortization of the fair value mark on time deposits.

E.
Increase to interest expense to adjust estimated amortization expense of the fair value mark for trust preferred securities and subordinated debt.

F.
Adjustment reflects amortization expense of mortgage servicing fair value purchase accounting marks.

G.
Adjustment to depreciation expense on acquired fixed assets market to fair value.

H.
Adjustment reflects the net increase in amortization of other intangible assets for the acquired core deposit intangible based on a life of ten years utilizing the sum-of-the-year’s digits amortization method.

I.
Adjustment to remove FSRL related merger expenses paid during the period.

J.
Income taxes were adjusted to reflect the tax effects of the combined companies income being taxed using Colony’s federal and state statutory rate of 26%.

K.
Adjustment to weighted-average shares of Colony’s common stock outstanding to eliminate weighted-average shares of FSRL common stock outstanding and to reflect the estimated number of shares of Colony common stock issued to shareholders of FSRL.

FSRL SPECIAL MEETING OF SHAREHOLDERS
Date, Time and Place of FSRL Special Meeting
The FSRL special meeting of shareholders will be held on October 14, 2026 at First Reliance Bank  —  Learning Center, 2148 West Palmetto Street, Florence, South Carolina, at 1:00 P.M. local time. On or about [           ], 2026, FSRL commenced mailing this document and the enclosed forms of proxy cards to its shareholders entitled to vote at the FSRL special meeting.
Matters to be Considered
At the FSRL special meeting, the holders of FSRL common stock and FSRL preferred stock will be asked to consider and vote upon the FSRL merger proposal and, if necessary, the FSRL adjournment proposal. Completion of the merger is conditioned on, among other things, FSRL shareholder approval of the FSRL merger proposal. No other business may be conducted at the FSRL special meeting.
Recommendation of the FSRL Board of Directors
On June 24, 2026, the FSRL board of directors unanimously adopted the merger agreement and the transactions contemplated thereby and resolved to recommend that FSRL’s shareholders approve and adopt the merger agreement. Based on FSRL’s reasons for the merger described in the section of this joint proxy statement/prospectus entitled “The Merger — FSRL’s Reasons for the Merger; Recommendation of the FSRL Board of Directors” beginning on page 60, the FSRL board of directors believes that the merger is fair to, and in the best interests of, FSRL and its shareholders. Accordingly, the FSRL board of directors unanimously recommends that its shareholders vote “FOR” the FSRL merger proposal and, if necessary, vote “FOR” the FSRL adjournment proposal.
Record Date and Quorum
The FSRL board of directors has fixed the close of business on August 21, 2026 as the FSRL record date, which is the date for determining the holders of FSRL common stock and FSRL preferred stock entitled to receive notice of and to vote at the FSRL special meeting. As of the FSRL record date, there were 7,895,460 shares of FSRL common stock and 51,132 shares of FSRL Series D Preferred Stock outstanding and entitled to notice of, and to vote at, the FSRL special meeting or any adjournment thereof, and such outstanding shares were held by 589 and 253 holders of record, respectively. Each share of FSRL common stock and FSRL preferred stock entitled to vote at the FSRL special meeting entitles the holder to one vote on each proposal to be considered at the FSRL special meeting.
The presence, in person or represented by proxy, of a majority of the votes eligible to be cast by the shareholders entitled to vote at the FSRL special meeting is necessary in order to constitute a quorum for purposes of the matters being voted on at the FSRL special meeting. Abstentions and shares held of record by a broker or nominee that are voted on any matter are included in determining whether a quorum exists. No business may be transacted by the holders of FSRL stock at the FSRL special meeting unless a quorum is present.
Required Vote; Treatment of Abstentions and Failure to Vote
The FSRL Merger Proposal.   Approval of the FSRL merger proposal requires the affirmative vote of two-thirds of the votes entitled to be cast by the holders of FSRL common stock and FSRL preferred stock, voting together as a single voting group, entitled to vote thereon at the FSRL special meeting. If you fail to vote in person or by proxy or fail to instruct your bank, broker or other nominee to vote, or if you mark “ABSTAIN” on your proxy card, with respect to the FSRL merger proposal, it will have the same effect as a vote “AGAINST” the FSRL merger proposal. FSRL shareholders must approve the FSRL merger proposal in order for the merger to occur. If the FSRL shareholders fail to approve the FSRL merger proposal, the merger will not occur.
The FSRL Adjournment Proposal.   Whether or not a quorum is present, approval of the FSRL adjournment proposal (if necessary or appropriate) requires the affirmative vote of a majority of the votes cast on the proposal by holders of FSRL common stock and FSRL preferred stock, present in person or represented by proxy at the meeting and entitled to vote thereon. If you fail to vote in person or by proxy or fail to instruct your bank, broker, trustee or other nominee to vote, you will not be deemed present at the meeting for purposes of this proposal and your failure to vote will have no effect on the FSRL adjournment proposal. If you mark “ABSTAIN” on your proxy card with respect to the FSRL adjournment proposal, it will have the same effect as a vote “AGAINST” the FSRL adjournment proposal. FSRL shareholders are not required to approve the FSRL adjournment proposal in order for the merger to occur.
Voting Agreements
Each executive officer and director of FSRL (which collectively constitute approximately 14.21% of the outstanding shares of FSRL stock as of the FSRL record date) have entered into voting agreements with Colony agreeing to, among other things, vote their shares of FSRL stock in favor of the merger agreement and the transactions contemplated thereby, in favor of any proposal to adjourn or postpone the FSRL special meeting to solicit additional proxies to approve the merger agreement, and against any acquisition proposals or any actions that would result in a breach of any covenant, representation or warranty of FSRL in the merger agreement.
Voting and Revocation of Proxies
Proxies, in the forms enclosed, which are properly executed and returned and not subsequently revoked, will be voted in accordance with the instructions indicated on the proxies. Any properly executed proxy on which voting instructions are not specified will be voted “FOR” the FSRL merger proposal and “FOR” the FSRL adjournment proposal, if applicable.
If you are a shareholder of record of FSRL as of August 21, 2026, the FSRL record date, you may submit your proxy before the FSRL special meeting in any of the following ways:
•
by mail, by completing, signing, dating and returning the enclosed proxy card to FSRL using the enclosed postage-paid envelope;

•
by telephone, by calling toll-free (800) 690-6903 and following the recorded instructions; or

•
via the Internet, by accessing the website www.proxyvote.com and following the instructions on the website.

If you intend to submit your proxy by telephone or via the Internet, you must do so by 11:59 P.M. Eastern Time on the day before the FSRL special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to the FSRL special meeting.
If you are the record holder of your FSRL shares, you may revoke your proxy at any time before it is voted at the special meeting by:
•
giving written notice to the Secretary of FSRL;

•
submitting another properly completed proxy bearing a later date which is received prior to the FSRL special meeting;

•
casting a new vote by telephone or via the Internet at any time before 11:59 P.M. Eastern Time on the day before the FSRL special meeting; or

•
attending and voting in person at the FSRL special meeting.

All written notices of revocation and other communications with respect to revocation of proxies should be sent to: First Reliance Bancshares, Inc., 2170 W. Palmetto Street, Florence, South Carolina 29501, Attn: Robert Haile. Attendance at the FSRL special meeting will not, by itself, revoke your proxy. If you hold your shares in street name with a bank or broker, you must contact such bank or broker for instructions as to how to revoke your proxy.
Shares Held in “Street Name”
Banks, brokers and other nominees who hold shares of FSRL stock in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine,” without specific instructions from the beneficial owner. The FSRL merger proposal and the FSRL adjournment proposal are non-routine matters. As a result, if your broker, bank or other nominee holds your shares of FSRL stock in “street name,” your broker, bank or other nominee will vote your shares only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your broker, bank or other nominee with this joint proxy statement/prospectus.
Because the FSRL merger proposal requires the affirmative vote of two-thirds of the votes entitled to be cast (not merely two-thirds of the votes cast), a failure by a beneficial owner to instruct a broker, bank or other nominee to vote will have the same effect as a vote “AGAINST” the FSRL merger proposal.
Solicitation of Proxies; Expenses
This proxy solicitation is made by the FSRL board of directors. FSRL is responsible for its expenses incurred in preparing, assembling, printing, and mailing this joint proxy statement/prospectus to FSRL shareholders. Proxies will be solicited through the mail. Additionally, directors and officers of FSRL intend to solicit proxies personally or by telephone or other means of communication. The directors and officers will not be additionally compensated for any such solicitation. FSRL will reimburse banks, brokers, and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding the proxy materials to beneficial owners. In addition, FSRL retains the discretion to engage a third-party proxy solicitor to assist FSRL in soliciting proxies from the FSRL shareholders.
Attending the FSRL Special Meeting
All shareholders of FSRL as of the FSRL record date, including shareholders of record and shareholders who hold their shares in “street name” through banks, brokers, nominees or any other holder of record as of the FSRL record date, are invited to attend the FSRL special meeting. Shareholders of record of FSRL stock can vote in person at the FSRL special meeting. If you are not a shareholder of record as of the FSRL record date, you must obtain a proxy card, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the FSRL special meeting. If you plan to attend the FSRL special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, all FSRL shareholders must bring a form of personal photo identification with you to be admitted. FSRL reserves the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the FSRL special meeting is prohibited without FSRL’s express written consent.
A FSRL shareholder who holds shares in “street name” through a broker, bank, trustee or other nominee (which we refer to as a “beneficial owner”) who desires to attend the FSRL special meeting in person must bring proof of beneficial ownership as of the FSRL record date, such as a letter from the broker, bank, trustee or other nominee that is the record owner of such beneficial owner’s shares, a brokerage account statement or the voting instruction form provided by the broker.
FSRL Merger Proposal
FSRL is asking its shareholders to approve the FSRL merger proposal. Holders of FSRL stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A. In addition, holders of FSRL stock should read the documents incorporated by reference herein for further information about Colony.
After careful consideration, the FSRL board of directors, by a unanimous vote of all directors, adopted the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the merger, to be fair to and in the best interests of FSRL and its shareholders. See “The Merger — FSRL’s Reasons for the Merger; Recommendation of the FSRL Board of Directors” beginning on page 60 of this joint proxy statement/prospectus for a more detailed discussion of the FSRL board of directors’ recommendation.

The FSRL board of directors unanimously recommends a vote “FOR” the FSRL merger proposal.
FSRL Adjournment Proposal
The FSRL special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the FSRL special meeting to approve the FSRL merger proposal.
If, at the FSRL special meeting, the number of shares of FSRL stock present or represented and voting in favor of the FSRL merger proposal is insufficient to approve the FSRL merger proposal, FSRL intends to move to adjourn the FSRL special meeting to enable the FSRL board of directors to solicit additional proxies for approval of the FSRL merger proposal. In that event, FSRL will ask the holders of FSRL stock to vote upon the adjournment proposal, but not the FSRL merger proposal.
In this proposal, FSRL is asking the holders of FSRL stock to authorize the holder of any proxy solicited by the FSRL board of directors on a discretionary basis to vote in favor of adjourning the FSRL special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from FSRL shareholders who have previously voted.
The FSRL board of directors unanimously recommends a vote “FOR” the FSRL adjournment proposal.
Dissenters’ Rights
Under South Carolina law, holders of FSRL stock are entitled to exercise dissenters’ rights in connection with the merger and to obtain payment of the fair value of their shares of FSRL stock. For more information regarding dissenters’ rights and the requirements for perfecting dissenters’ rights, see the section of this joint proxy statement/prospectus entitled “Dissenters’ Rights” beginning on page 50 and the full text of the applicable South Carolina statutes attached to this joint proxy statement/prospectus as Annex D. If you wish to exercise dissenters’ rights, you must strictly comply with the procedures set forth in Chapter 13 of the SCBCA, a summary of which is contained in this joint proxy statement/prospectus.
Assistance
If you need assistance in completing your proxy card, have questions regarding FSRL’s special meeting or would like additional copies of this joint proxy statement/prospectus, please contact Robert Haile at FSRL by phone at (843) 656-5000 or by email to rhaile@firstreliance.com.

COLONY SPECIAL MEETING OF SHAREHOLDERS
Date, Time and Place of the Colony Special Meeting
The Colony special meeting of shareholders will be held on October 14, 2026 at 1:00 P.M., local time, and will be conducted solely by means of remote communication (virtual meeting). The virtual meeting will be accessible at www.virtualshareholdermeeting.com/CBAN2026. Instructions for accessing the virtual meeting, voting your shares electronically during the meeting and submitting questions will be provided in this joint proxy statement/prospectus and on your proxy card. On or about [           ], 2026, Colony commenced mailing this document and the enclosed forms of proxy cards to its shareholders entitled to vote at the Colony special meeting.
Matters to be Considered
At the Colony special meeting, the holders of Colony common stock will be asked to consider and vote upon the Colony stock issuance proposal and, if necessary, the Colony adjournment proposal. Completion of the merger is conditioned on, among other things, Colony shareholder approval of the Colony stock issuance proposal. No other business may be conducted at the Colony special meeting.
Recommendation of the Colony Board of Directors
On June 23, 2026, the Colony board of directors unanimously approved the merger agreement and the transactions contemplated thereby. Based on Colony’s reasons for the merger described in the section of this joint proxy statement/prospectus entitled “The Merger — Colony’s Reasons for the Merger; Recommendation of the Colony Board of Directors” beginning on page 71, the Colony board of directors believes that the merger and the issuance of shares of Colony common stock as merger consideration is in the best interests of Colony shareholders. Accordingly, the Colony board of directors unanimously recommends that its shareholders vote “FOR” the Colony stock issuance proposal and, if necessary, vote “FOR” the Colony adjournment proposal.
Record Date and Quorum
The Colony board of directors has fixed the close of business on August 19, 2026 as the Colony record date, which is the date for determining the holders of Colony common stock entitled to receive notice of and to vote at the Colony special meeting. As of the Colony record date, there were 21,220,965 shares of Colony common stock outstanding and entitled to notice of, and to vote at, the Colony special meeting or any adjournment thereof, and such outstanding shares of Colony common stock were held by 1,191 holders of record. Each share of Colony common stock entitles the holder to one vote at the Colony special meeting on each proposal to be considered at the Colony special meeting.
The presence, virtually or represented by proxy, of at least a majority of the total number of outstanding shares of Colony common stock entitled to vote is necessary in order to constitute a quorum for purposes of the matters being voted on at the Colony special meeting. Abstentions and shares held of record by a broker or nominee that are voted on any matter are included in determining whether a quorum exists. Broker non-votes, if any, will not be included in determining whether a quorum exists. No business may be transacted by the holders of Colony common stock at the Colony special meeting unless a quorum is present.
Required Vote; Treatment of Abstentions; Broker Non-Votes and Failure to Vote
The Colony Stock Issuance Proposal.   Approval of the Colony stock issuance proposal requires the affirmative vote of holders representing a majority of the shares of Colony common stock represented at the meeting. If you fail to vote virtually or by proxy or fail to instruct your bank, broker or other nominee to vote, you will not be deemed represented at the meeting, and it will have no effect on the proposal. If you mark “ABSTAIN” on your proxy card, with respect to the Colony stock issuance proposal, it will have the same effect as a vote “AGAINST” the proposal.
The Colony Adjournment Proposal.   Approval of the Colony adjournment proposal (if necessary or appropriate) requires the affirmative vote of holders representing a majority of the shares of Colony common stock represented at the meeting. If you fail to vote virtually or by proxy or fail to instruct your bank, broker or other nominee to vote, you will not be deemed represented at the meeting, and it will have no effect on the proposal. If you mark “ABSTAIN” on your proxy card, with respect to the Colony adjournment proposal, it will have the same effect as a vote “AGAINST” the proposal.
The Colony board of directors encourages you to complete, date and sign the enclosed proxy card that is applicable to your shares of Colony common stock and return it promptly in the enclosed postage-paid envelope so that your voice is heard on these matters. You may also vote by telephone or Internet by following the instructions on the enclosed proxy card.
Voting and Revocation of Proxies
Proxies, in the forms enclosed, which are properly executed and returned and not subsequently revoked, will be voted in accordance with the instructions indicated on the proxies. Any properly executed proxy on which voting instructions are not specified will be voted “FOR” the Colony stock issuance proposal and “FOR” the Colony adjournment proposal, if applicable.
If you are a shareholder of record of Colony as of August 19, 2026, the Colony record date, you may submit your proxy before the Colony special meeting in any of the following ways:
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by mail, by completing, signing, dating and returning the enclosed proxy card to Colony using the enclosed postage-paid envelope;

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by telephone, by calling toll-free 1-800-690-6903 and following the recorded instructions; or

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via the Internet, by accessing the website www.virtualshareholdermeeting.com/CBAN2026 and following the instructions on the website.

If you intend to submit your proxy by telephone or via the Internet, you must do so by 11:59 P.M. Eastern Time on the day before the Colony special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to the Colony special meeting.
If you are the record holder of your Colony shares, you may revoke your proxy at any time before it is voted at the special meeting by:
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giving written notice to the Corporate Secretary of Colony;

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submitting another properly completed proxy bearing a later date which is received prior to the Colony special meeting;

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casting a new vote by telephone or via the Internet at any time before 11:59 P.M. Eastern Time on the day before the Colony special meeting; or

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attending the Colony special meeting virtually and voting electronically.

All written notices of revocation and other communications with respect to revocation or proxies should be sent to: Colony Bankcorp, Inc., 115 South Grant Street, Fitzgerald, Georgia 31750, Attn: Corporate Secretary. Attending the Colony special meeting virtually, without voting electronically, will not, by itself, revoke your proxy. If you hold your shares in street name with a bank or broker, you must contact such bank or broker for instructions as to how to revoke your proxy.
Shares Held in “Street Name”; Broker Non-Votes
Banks, brokers and other nominees who hold shares of Colony common stock in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine,” without specific instructions from the beneficial owner. Broker non-votes are shares held by a broker, bank or other nominee that are represented at the Colony special meeting, but with respect to which the broker or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker does not have discretionary voting power on such proposal. As a result, we do not expect any broker non-votes at the Colony special meeting.

If your broker, bank or other nominee holds your shares of Colony common stock in “street name,” your broker, bank or other nominee will vote your shares of Colony common stock only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your broker, bank or other nominee with this joint proxy statement/prospectus.
Solicitation of Proxies; Expenses
This proxy solicitation is made by the Colony board of directors. Colony is responsible for its expenses incurred in preparing, assembling, printing, and mailing this joint proxy statement/prospectus to Colony shareholders. Proxies will be solicited through the mail. Additionally, directors and officers of Colony intend to solicit proxies personally or by telephone or other means of communication. The directors and officers will not be additionally compensated for any such solicitation. Colony will reimburse banks, brokers, and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding the proxy materials to beneficial owners. In addition, Colony retains the discretion to engage a third-party proxy solicitor to assist Colony in soliciting proxies from the Colony shareholders.
Attending the Colony Special Meeting
All shareholders of Colony as of the Colony record date, including shareholders of record and shareholders who hold their shares in “street name” through banks, brokers, nominees or any other holder of record as of the Colony record date, are invited to attend the virtual Colony special meeting. To attend the virtual meeting, vote your shares and submit questions during the meeting, please go to www.virtualshareholdermeeting.com/CBAN2026 and enter the control number printed on your Notice of Internet Availability, proxy card or voting instruction form. The webcast will begin promptly at 1:00 P.M. local time on October 14, 2026. You are encouraged to log in prior to the start time to allow for check-in and technical setup. Online check-in will open 15 minutes before the scheduled start time.
During the virtual meeting, you will be able to listen to the live meeting webcast; vote your shares electronically if you have not already voted; view the list of stockholders entitled to vote; and submit questions pertinent to the matters to be considered. Questions may be submitted before or during the meeting through the virtual meeting website. If you experience technical difficulties accessing the meeting, technical support information will be available on the meeting website.
Colony Stock Issuance Proposal
Colony is asking its shareholders to approve the Colony stock issuance proposal. Holders of Colony common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.
After careful consideration, the Colony board of directors, by a unanimous vote of all directors, approved the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the merger and the issuance of shares of Colony common stock as merger consideration, to be advisable and in the best interest of Colony and its shareholders. See “The Merger — Colony’s Reasons for the Merger; Recommendation of the Colony Board of Directors” beginning on page 71 of this joint proxy statement/prospectus for a more detailed discussion of the Colony board of directors’ recommendation.
The Colony board of directors unanimously recommends a vote “FOR” the Colony stock issuance proposal.
Colony Adjournment Proposal
The Colony special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Colony special meeting to approve the Colony stock issuance proposal.
If, at the Colony special meeting, the number of shares of Colony common stock present or represented and voting in favor of the Colony stock issuance proposal is insufficient to approve the Colony stock issuance proposal, Colony intends to move to adjourn the Colony special meeting to enable the Colony board of directors to solicit additional proxies for approval of the Colony stock issuance proposal. In that event, Colony will ask the holders of Colony common stock to vote upon the adjournment proposal, but not the Colony stock issuance proposal.
In this proposal, Colony is asking the holders of Colony common stock to authorize the holder of any proxy solicited by the Colony board of directors on a discretionary basis to vote in favor of adjourning the Colony special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Colony shareholders who have previously voted.
The Colony board of directors unanimously recommends a vote “FOR” the Colony adjournment proposal.
Assistance
If you need assistance in completing your proxy card, have questions regarding Colony’s special meeting or would like additional copies of this joint proxy statement/prospectus, please contact Edward L. Bagwell at Colony by phone at (229) 426-6000 or by email to lbagwell@colonybank.com.

THE MERGER
The following discussion contains certain information about the merger. The discussion is subject, and qualified in its entirety by reference, to the merger agreement attached as Annex A to this joint proxy statement/prospectus and incorporated herein by reference. Colony and FSRL urge you to read carefully this entire joint proxy statement/prospectus, including the merger agreement attached as Annex A, for a more complete understanding of the merger.
Terms of the Merger
Each of the boards of directors of Colony and FSRL has unanimously approved the merger agreement and the transactions contemplated thereby, including, in the case of the Colony board of directors, the issuance of shares of Colony common stock as merger consideration. The merger agreement provides that, subject to the terms and conditions set forth in the merger agreement, FSRL will merge with and into Colony, with Colony continuing as the surviving entity. Immediately following the merger, First Reliance Bank, FSRL’s wholly-owned banking subsidiary, will merge with and into Colony Bank, Colony’s wholly-owned banking subsidiary, with Colony Bank as the surviving bank.
If the merger agreement is approved by the shareholders of FSRL, the stock issuance is approved by the shareholders of Colony, all other conditions to consummation of the merger are satisfied or waived and the merger is completed, each share of FSRL stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive, at the election of each FSRL shareholder, either: (i) an amount of cash, without interest, equal to $19.75 (the “per share cash consideration”) or (ii) 0.94 shares of Colony common stock (the “per share stock consideration”), subject to customary proration and allocation procedures (the consideration such holder receives, the “merger consideration”). At least 50% of the aggregate merger consideration will be paid in the form of Colony common stock, and the aggregate number of shares of FSRL stock converted into the right to receive the per share stock consideration will not exceed 80% of the shares of FSRL stock outstanding immediately prior to the effective time (the “stock conversion maximum”), in each case subject to adjustment as described herein. Following the completion of the merger, former FSRL shareholders will own approximately 22.57% of the combined company based on the number of shares of Colony common stock outstanding as of August 19, 2026.
If FSRL provides notice of its intention to terminate the merger agreement as a result of certain changes in the trading price of Colony common stock relative to the price of the NASDAQ Bank Index, Colony has the option (but not the obligation) to adjust the exchange ratio such that the aggregate stock consideration portion of the merger consideration is equal to or greater than the lesser of (i) an amount equal to the product of $21.08, the maximum number of shares of Colony common stock to be issued as merger consideration, and 0.80 or (ii) an amount equal to the product of the index ratio, 0.80, the maximum number of shares of Colony common stock to be issued as merger consideration, and the average Colony closing price, divided by the Colony ratio (each as calculated per the merger agreement).
Immediately prior to, but contingent upon, the effective time of the merger, each outstanding share of restricted FSRL common stock that was granted under an FSRL stock plan ( “FSRL restricted stock”) will become fully vested and will receive, at the election of the holder and subject to the allocation procedures described in the merger agreement, either the per share cash consideration or the per share stock consideration in respect of each share of FSRL restricted stock, less any required tax withholding.
Immediately prior to, but contingent upon, the effective time of the merger, each then-outstanding restricted stock unit award granted under an FSRL stock plan (an “FSRL RSU”), other than certain restricted stock units previously identified (each, a “rollover RSU”), will become fully vested and will be cancelled and converted into the right to receive, at the election of the holder and subject to the allocation procedures described in the merger agreement, either the per share cash consideration or the per share stock consideration, less any required tax withholding. Each rollover RSU will be assumed by Colony and converted into a restricted stock unit with respect to shares of Colony common stock under Colony’s incentive plan (a “Colony RSU”), with the number of Colony RSUs issuable equal to the product of (1) the number of shares of FSRL stock underlying such rollover RSU and (2) the exchange ratio, rounded down to the nearest whole share. Each Colony RSU issued upon conversion of a rollover RSU will be subject to substantially the same terms and conditions, including vesting and acceleration provisions, as applied to the corresponding rollover RSU.
Immediately prior to, but contingent upon, the effective time of the merger, each option to purchase shares of FSRL common stock granted under any FSRL stock plan, whether vested or unvested, will be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (1) the total number of shares of FSRL common stock subject to such option and (2) the excess, if any, of the per share cash consideration over the exercise price per share of FSRL common stock under such option, less any required tax withholding.
Colony will not issue any fractional shares of Colony common stock in the merger. Instead, a FSRL shareholder who otherwise would have received a fraction of a share of Colony common stock will receive an amount in cash (without interest and rounded to the nearest cent) determined by multiplying (1) the average of the daily closing prices for shares of Colony common stock for the 20 consecutive full trading days ending on the trading day immediately preceding the fifth business day prior to the date of closing of the merger on which such shares are actually traded on the New York Stock Exchange by (2) the fraction of a share (rounded to the nearest one hundredth of a share) of Colony common stock to which such shareholder would otherwise be entitled to receive.
Colony’s shareholders and FSRL’s shareholders are being asked to approve the Colony stock issuance proposal and the FSRL merger proposal, respectively. See the section of this joint proxy statement/prospectus entitled “The Merger Agreement” beginning on page 94 for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the completion of the merger and the provisions for terminating or amending the merger agreement.
Background of the Merger
In November 2025, representatives of Piper Sandler & Co. (“Piper Sandler”) contacted F.R. Saunders, Jr., FSRL’s Chief Executive Officer, to ask whether he would be open to a conversation regarding FSRL’s strategic alternatives with the Chief Executive Officer of a bank holding company based in the southeastern United States (“Company A”). In response, Mr. Saunders explained to Piper Sandler that FSRL currently had no ambition to pursue a business combination transaction and intended to remain independent, but agreed to the meeting. On December 1, 2025, the CEO of Company A presented an unsolicited, verbal, informal offer to purchase FSRL at $17.00 per share. During December 2025 management meetings, Mr. Saunders informed FSRL’s senior management team of the meeting with Company A and its informal offer and asked their views on FSRL’s strategic alternatives. The senior management team believed that, although the $17.00 per share offer was below an acceptable valuation for FSRL, political and economic conditions appeared favorable for bank merger activity and concluded that FSRL should explore that path more seriously. Mr. Saunders agreed to bring the matter up for discussion with FSRL’s board of directors at its January 2026 meeting.
At the January 23, 2026 meeting of the FSRL board of directors, held in executive session, Mr. Saunders presented Company A’s informal offer to the board. The board, like senior management, felt that the $17.00 per share offer was below an acceptable valuation for FSRL and declined to pursue it further. However, the FSRL board of directors was open to the idea of exploring a business combination as a strategic alternative, both from the sale and the purchase side, and directed Mr. Saunders to begin conversations with Hovde Group, LLC (“Hovde”), FSRL’s primary investment banking firm, to develop a list of targets for both a sale and a purchase transaction, and to vet that list with senior management over the following month.
On February 10, 2026, Hovde made an initial presentation to Mr. Saunders regarding potential transaction partners. On February 23, 2026, an early, hypothetical conversation took place between Mr. Saunders and T. Heath Fountain, the Chief Executive Officer of Colony Bankcorp, Inc. (“Colony”), one of the companies identified by Hovde, regarding the potential for a business combination transaction between the two companies.
On February 26, 2026, FSRL’s senior executive team met to discuss potential partners, followed by a meeting of the FSRL board of directors, in executive session, at which the board discussed management’s recommendation to more seriously begin discussions regarding a potential sale of FSRL. Because a sale was not the sole strategic alternative under consideration, a consensus was reached not to solicit bids through a formal marketing process, but rather to work toward a negotiated, strategic transaction. At this meeting, the board formed a special committee (the “Special Committee”) to further narrow the list of potential partners based on specified criteria. At this meeting, the FSRL board of directors also formally approved the engagement of Hovde to manage the process of evaluating strategic alternatives.
On February 27, 2026, FSRL signed an engagement agreement with Hovde. On March 3, 2026, Hovde made a presentation to the Special Committee regarding potential strategic partners. Concurrent with the Special Committee’s formation, the FSRL board of directors directed Hovde to compile a list of potential strategic partners, divided into three categories: (1) merger-of-equals partners; (2) financial buyers with an apparent ability to pay prices in cash or stock at the upper end of FSRL’s valuation range; and (3) strategic partners offering a high level of cultural alignment, little or no existing market presence in South Carolina, an apparent ability to pay a price comprised mostly or entirely of stock within an acceptable value range, and significant upside potential for the combined enterprise.
Between February and May 2026, Mr. Saunders spoke with multiple banks to gauge hypothetical interest in a potential transaction, both structurally and economically. With the exception of Colony, none of these conversations progressed to the level requiring entry into a nondisclosure agreement or granting access to nonpublic information regarding FSRL.
On April 1, 2026, FSRL and Colony executed a Mutual Nondisclosure Agreement (the “Mutual NDA”). On April 2, 2026, Colony was granted access to a virtual data room containing nonpublic FSRL information.
On April 7, 2026, Colony’s internal mergers and acquisitions committee met to review Project Summit, with representatives of Keefe, Bruyette & Woods, Inc. (“KBW”), Colony’s financial advisor, in attendance. On April 13, 2026, Colony’s internal mergers and acquisitions committee met again to review Project Summit, with representatives of KBW in attendance.
On April 16, 2026, the Special Committee met to review and discuss Hovde’s compiled list of other potential transaction partners and its estimates of their respective abilities to pay an acquisition price within an acceptable range. A consensus was reached to eliminate potential merger-of-equals partners due to the lack of any immediate price premium for shareholders, expected limited liquidity in the combined entity’s stock, high execution risk, and difficulties combining the boards and management teams of theoretically “equal” partners.
Of the larger, ability-to-pay banks, all but three were eliminated due to existing presence in South Carolina, which presented staff-reduction concerns, an inadequate premium compared to strategic partners, timing conflicts from recent or pending acquisitions, and a history of weak post-transaction execution that threatened the long-term return of shareholder value. In addition to Colony and Company A, two other bank holding companies were identified as having the potential to satisfy the board’s criteria (“Company B” and “Company C”). The Special Committee directed management and Hovde to prepare additional analysis of Company A, Company B, and Company C and authorized Mr. Saunders to contact the senior management of each company.
Also on April 16, 2026, the board of directors of Colony met to review Project Summit, with representatives of KBW in attendance.
On April 20, 2026, the Special Committee convened to discuss Mr. Saunders’s discussions with Company A, Company B, and Company C.
Mr. Saunders reported that Company A’s executives continued to express a high level of interest but stated that, based on their review of FSRL’s public information, $17.00 per share remained its “highest and best” offer. The Special Committee noted concerns regarding Company A’s negotiating posture in addition to the inadequate valuation, and directed Mr. Saunders to refrain from further discussions with Company A.
Mr. Saunders reported that Company B and Company C were both finalizing or contemplating other significant acquisitions and would be unable to move forward with FSRL on its anticipated timeline.

Of the potential strategic partners offering a high level of cultural alignment, little or no existing market presence in South Carolina, an apparent ability to pay a price comprised mostly or entirely of stock within an acceptable value range, and significant upside potential for the combined enterprise, the two remaining companies were Company D, another bank holding company based in the Southeastern United States with a small existing presence in South Carolina, and Colony, which had no existing presence in South Carolina. Between the two, Colony had established a promising relationship with FSRL’s senior management team and demonstrated higher responsiveness to information requests and greater apparent interest in pursuing a strategic transaction.
On April 24, 2026, following approval by Colony’s board of directors at a called board meeting, a non-binding letter of interest was sent on behalf of Colony to Hovde. On April 27, 2026, the Special Committee met to review and discuss the non-binding letter of interest from Colony. The Special Committee desired more conversations and negotiation regarding post-transaction governance and preservation of the FSRL/First Reliance Bank brand and culture, but elected not to hold up the non-binding letter of interest on those points. The Special Committee asked a representative of Hovde to attend an upcoming full board meeting to discuss the process used to create and narrow the list of potential partners and deliver Hovde’s recommendation as to the best prospective partner. The Special Committee also requested that members of FSRL’s senior management team attend the meeting to discuss Colony’s financial performance and operational prospects of a potential combination with Colony. Mr. Saunders was asked to rank and be prepared to discuss the top five potential partners at the board meeting. Mr. Saunders observed that a consensus appeared to be emerging in favor of a strategic combination with a mid-tier bank holding company where the merger consideration would be comprised of all or mostly stock of the acquiror, consistent with Colony’s letter of interest. He noted that the Special Committee would need guidance from Hovde and management on balancing the long-term interests of FSRL’s shareholders and other constituencies in a strategic transaction against a financial buyer offering a larger immediate pricing premium but less post-closing upside.
On April 30, 2026, Hovde made a presentation to the full FSRL board of directors on the Special Committee’s work regarding potential transaction partners. After discussion, the FSRL board decided to move forward with the transaction contemplated by the letter of interest received from Colony. Also on April 30, 2026, KBW received feedback from Hovde regarding Colony’s non-binding letter of interest, including requests for an additional board seat, inclusion of preferred shares and a role for Mr. Saunders.
On May 5, 2026, the Colony board of directors met to review potential revisions to the non-binding letter of interest, with representatives of KBW in attendance. At the meeting, Colony reviewed and clarified matters relating to shares, discussed an offer of board observation rights for one additional member, and considered other potential revisions to the non-binding letter of interest. Also on May 5, 2026, in accordance with Colony’s directives, KBW submitted Colony’s revised non-binding letter of interest to Hovde, which was executed and returned by FSRL, beginning the 60-day exclusivity period.
Following execution of the revised letter of interest, FSRL did not hold further conversations with other potential partners, and directed Hovde to refrain from such discussions as well due to FSRL’s binding exclusivity obligations imposed by the letter of interest with Colony.
From May 5, 2026 through June 23, 2026, Colony conducted business, legal and credit due diligence regarding FSRL.
On May 15, 2026, members of Colony management met with the Special Committee at a private meeting room in Charleston, South Carolina. All committee members were present, along with Mr. Fountain, Colony’s chief executive officer. Mr. Fountain shared written materials on Colony and answered the Special Committee’s questions regarding Colony’s safety and soundness, culture, financial prospects, and vision for a strategic combination with FSRL. While no final decision was made to select Colony as the ultimate partner, the general sentiment was favorable, with further discussion to follow as due diligence concluded on both sides.
On May 20, 2026 and May 21, 2026, Mr. Saunders visited with Colony management and members of Colony’s board of directors.

On May 28, 2026, the FSRL board of directors met to discuss the status of the transaction and approved the engagement of Ward and Smith, P.A. to serve as transaction counsel to FSRL.
The parties engaged in broader and more extensive reciprocal due diligence. Contemporaneously with the parties’ reciprocal due diligence, management of FSRL and Colony engaged in negotiations over the other business and legal terms of the proposed merger. On June 2, 2026, Alston & Bird LLP (“Alston & Bird”), Colony’s outside counsel, distributed a draft merger agreement to FSRL, which formed the basis of the further negotiation of deal terms. The financial terms of the Colony proposal were, in all material respects, the same as those contained in the previously executed letter of interest. Primary subjects of these negotiations included the amount of the termination fee payable upon certain terminations of the agreement; the minimum percentage of merger consideration required to be paid in stock and the corresponding mechanics of the stock conversion cap; the treatment of restricted stock units and restricted stock awards held by FSRL equity holders; and the scope of ancillary agreements, including voting agreements, the Mutual NDA, and related transaction documents.
On June 12, 2026, FSRL conducted reverse due diligence regarding Colony. Following the delivery of the initial draft of the merger agreement, representatives of Ward and Smith, P.A. and Alston & Bird exchanged drafts of the merger agreement and the related transaction documents. Thereafter, the parties finalized aspects of due diligence, exchanged and reviewed disclosure schedules and engaged in final negotiations related to the definitive merger agreement. Colony also engaged in negotiations with certain senior executive officers of FSRL with respect to the terms of proposed employment agreements that would become effective at the effective time of the merger.
On June 18, 2026, the FSRL board of directors met to discuss the then-current draft of the definitive agreement. Ward and Smith, P.A. attended the meeting and advised the board with respect to directors’ duties under applicable South Carolina law. A representative of Hovde attended as well and confirmed its ability to deliver an opinion that the merger consideration was fair, from a financial point of view, to FSRL’s shareholders, assuming no material changes in market conditions or the condition of either party.
On June 23, 2026, the FSRL board of directors met again with representatives of Ward and Smith, P.A. and Hovde. The representative of Ward and Smith, P.A. briefed the board on revisions to the agreement reviewed at the meeting on June 18, 2026 and the representative of Hovde delivered its opinion to the FSRL board of directors that, as of the date of the Merger Agreement, the Merger Consideration to be received by holders of FSRL common stock in connection with the merger was fair, from a financial point of view, to holders of FSRL common stock. See “The Merger — Opinion of FSRL’s Financial Advisor.” After discussion, the FSRL board of directors approved the Merger Agreement and the transactions contemplated thereby and recommended that the shareholders of FSRL vote “FOR” the approval and adoption of the Merger Agreement.
On June 23, 2026, the Colony board of directors held a meeting, which was attended by representatives of KBW and Alston & Bird. Representatives of Alston & Bird reviewed the final terms of the proposed merger agreement and related transaction documents with the Colony board of directors. Also at this meeting, KBW reviewed with the Colony board of directors the financial aspects of the proposed merger, including review of financial analyses performed by KBW, and rendered an opinion to the Colony board of directors to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the aggregate merger consideration in the proposed merger was fair, from a financial point of view, to Colony. See “The Merger — Opinion of Colony’s Financial Advisor.” After taking into consideration the matters discussed during this meeting and prior meetings of the Colony board of directors, including the factors described under the section of this joint proxy statement/prospectus entitled “The Merger — Colony’s Reasons for the Merger; Recommendation of the Colony Board of Directors,” the Colony board of directors unanimously approved the merger agreement and related actions and recommended the adoption and approval of such agreement and transactions to the Colony shareholders.
On June 24, 2026, Colony and FSRL executed and delivered the Merger Agreement and announced the transaction in a joint press release after the close of trading.

FSRL’s Reasons for the Merger; Recommendation of the FSRL Board of Directors
After careful consideration, the FSRL board of directors unanimously determined that the merger agreement and the transactions contemplated thereby, including the merger, are fair to, and in the best interests of, FSRL and its shareholders. Accordingly, the FSRL board of directors unanimously approved the merger agreement and recommended that the shareholders of FSRL vote “FOR” the FSRL merger proposal.
In reaching its decision to approve the merger agreement and recommend that FSRL’s shareholders approve the merger agreement, in addition to relying on personal knowledge of FSRL, Colony, and the banking industry, the FSRL board of directors consulted with outside financial and legal advisors, including Hovde Group, LLC (“Hovde”), FSRL’s financial advisor, and Ward and Smith, P.A., FSRL’s outside transaction counsel. The FSRL board of directors also reviewed various financial data and due diligence information, and considered the views of FSRL’s Chief Executive Officer, President, Chief Financial Officer, and other senior executives, as well as the Special Committee formed by the board to evaluate and narrow the list of potential transaction partners. After such consultation and review, and after considering FSRL’s future prospects as an independent company and its strategic alternatives, the FSRL board of directors concluded that the proposed merger with Colony was in the best interests of FSRL and its shareholders.
In evaluating the merger agreement and reaching its decision to approve the merger agreement and recommend that FSRL shareholders approve the FSRL merger proposal, the FSRL board of directors considered a number of factors, which it reviewed with its outside financial and legal advisors, including the following, which are not intended to be exhaustive and are not presented in any relative order of importance:
•
the current and prospective business and economic environment of the markets served by FSRL, including the competitive environment in FSRL’s markets and the continuing consolidation of the financial services industry;

•
the FSRL board of directors’ views with respect to other potential FSRL strategic alternatives, including remaining independent, competing for organic growth, pursuing merger-of-equals partners, and pursuing other merger partners, and the respective merits and risks of each;

•
the fact that Colony had no existing market presence in South Carolina, which the FSRL board of directors believed enhanced the strategic rationale for the combination;

•
the overall greater scale that will be achieved by the merger, which should better position the combined company for growth and profitability;

•
the business, earnings, operations, financial condition, management, prospects, capital levels, technology and asset quality of both FSRL and Colony;

•
the competence, experience, and integrity of Colony’s management and the board of directors’ assessment, informed by reverse due diligence, that Colony was a well-managed institution with a history of successful acquisition integration (including Colony’s recent merger with TC Bancshares, Inc. in December 2025);

•
the complementary aspects of the FSRL and Colony businesses, including customer focus, geographic coverage, and business orientation, and the compatibility of the companies’ management and community-banking culture;

•
the effect of the merger on FSRL’s officers and employees, including the prospect of continued employment with a larger institution;

•
the views of the FSRL board of directors as to the likelihood that the regulatory approvals necessary to complete the merger would be obtained, based on the parties’ respective regulatory profiles and the absence of any known impediments; and

•
the financial and other terms of the merger agreement.

The FSRL board of directors also considered a variety of risks and other potentially negative factors concerning the merger, including the following, which are not intended to be exhaustive and are not presented in any relative order of importance:
•
the possibility that the merger and the related integration process could result in the loss of key employees, in the disruption of FSRL’s ongoing business and in the loss of customers for the combined company;

•
the fact that, while FSRL expects that the merger will be consummated, there can be no assurance that all conditions to the parties’ obligations to complete the merger agreement will be satisfied, including the risk that certain regulatory approvals, the receipt of which are conditions to the consummation of the merger, might not be obtained, and, as a result, the merger may not be consummated;

•
the fact that FSRL’s officers and employees will have to focus on actions required to complete the merger, which will divert their attention from FSRL’s day-to-day business, and that FSRL will incur substantial transaction costs even if the merger is not consummated;

•
the risk that potential benefits and synergies sought in the merger may not be realized or may not be realized within the expected time period; and

•
FSRL will lose the autonomy and local strategic decision-making capability associated with being an independent financial institution.

In addition, the FSRL board of directors was aware of and considered the fact that some of FSRL’s directors and executive officers may have other interests in the merger that may be different from, or in addition to, their interests as FSRL shareholders, as more fully described under “The Merger — Interests of FSRL’s Directors and Executive Officers in the Merger.”
The FSRL board of directors realized that there can be no assurance about future results, including results expected or considered in the factors listed above. However, the FSRL board of directors concluded that the potential positive factors outweighed the risks and other potentially negative factors associated with the merger.
In reaching its conclusion, the FSRL board of directors did not find it practical to assign, and did not assign, any relative or specific weight to the different factors that were considered, and individual members of the FSRL board of directors may have given different weight to different factors. The FSRL board of directors unanimously adopted the merger agreement and recommends that you vote “FOR” approval of the merger agreement.
Each executive officer and director of FSRL has entered into a voting agreement with Colony, pursuant to which each such person has agreed, among other things, to vote his or her shares of FSRL stock in favor of the merger agreement and the transactions contemplated thereby, in favor of any proposal to adjourn or postpone the FSRL special meeting to solicit additional proxies to approve the merger agreement, and against any acquisition proposals or any actions that would result in a breach of any covenant, representation or warranty of FSRL in the merger agreement. For more information regarding the voting agreements, please see the section entitled “The Merger Agreement — Voting Agreements” beginning on page 113.
THE FSRL BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT FSRL SHAREHOLDERS VOTE “FOR” THE FSRL MERGER PROPOSAL AT THE FSRL SPECIAL MEETING.
Opinion of FSRL’s Financial Advisor
The fairness opinion and a summary of the underlying financial analyses of FSRL’s financial advisor, Hovde Group, LLC or Hovde, are described below. Capitalized terms not otherwise defined in the following summary and description shall have the meanings as set forth in the draft of the merger agreement and Plan of dated June 17, 2026 provided to Hovde by FSRL (the “merger agreement”), and all references to Articles and Sections cited herein shall refer to Articles and Sections in the merger agreement. Hovde has been informed by FSRL that the terms of the definitive merger agreement and Plan of Merger dated June 24, 2026 and executed by FSRL and Colony do not differ in any material respect from the terms set forth in the draft merger agreement utilized by Hovde for purposes of its analysis and opinion. The summary and description set forth below contain projections, estimates and other forward-looking statements about the future earnings or other measures of the future performance of FSRL and Colony. The projections were based on numerous variables and assumptions, which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections. You should not rely on any of these statements as having been made or adopted by FSRL or Colony. You should review the copy of the Hovde opinion, which is attached to this proxy statement as Annex B.
Hovde acted as FSRL’s financial advisor in connection with the merger. As used herein, “merger” refers to the acquisition of FSRL by Colony pursuant to the merger of FSRL with and into Colony and the merger of First Reliance Bank with and into Colony Bank (the “bank merger”) pursuant to the terms of the merger agreement. As part of its investment banking business, Hovde is continually engaged in the valuation of businesses and their securities in connection with, among other things, mergers and acquisitions. Hovde has experience in, and knowledge of, banks, thrifts and their respective holding companies, and is familiar with FSRL and Colony and their respective operations. The Board of Directors of FSRL selected Hovde to act as its financial advisor in connection with the merger based on the firm’s reputation and expertise in transactions such as the merger as set forth in the merger agreement. Hovde reviewed the financial aspects of the merger with the Board of Directors of FSRL and, on June 23, 2026, delivered a written opinion to the Board of Directors of FSRL that, subject to the matters, assumptions and limitations set forth in the opinion and pursuant to the terms of the merger agreement, as of the date of the opinion the total Merger Consideration is fair, from a financial point of view, to the holders of shares of FSRL Stock. In requesting Hovde’s advice and opinion, no limitations were imposed by FSRL upon Hovde with respect to the investigations made or procedures followed by Hovde in rendering its opinion.
The full text of Hovde’s written opinion is included in this proxy statement as Annex B and is incorporated herein by reference. You are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Hovde. The summary of Hovde’s opinion included in this proxy statement is qualified in its entirety by reference to the full text of such opinion.
Hovde’s opinion was directed to the Board of Directors of FSRL and addresses only the fairness of the total merger value to the shareholders of FSRL. Hovde did not opine on any individual stock, cash, or other components of consideration payable in connection with the merger. Hovde’s opinion does not constitute a recommendation to FSRL as to whether or not it should enter into the merger agreement or to any shareholders of FSRL as to how such shareholders should vote at any meetings of shareholders called to consider and vote upon the merger. Hovde’s opinion does not address the underlying business decision to proceed with the merger or the fairness of the amount or nature of the compensation, if any, to be received by any of the officers, directors or employees of FSRL relative to the amount of consideration to be received by the FSRL shareholders with respect to the merger. Hovde’s opinion should not be construed as implying that the total merger value to be received by FSRL shareholders from the merger is necessarily the highest or best price that could be obtained by FSRL in a sale transaction or combination transaction with a third party. Other than as specifically set forth in the opinion, Hovde does not express any opinion with respect to the terms and provisions of the merger agreement or the enforceability of any such terms or provisions. Hovde’s opinion is not a solvency opinion and does not in any way address the solvency or financial condition of FSRL or Colony. Hovde’s opinion was approved by Hovde’s fairness opinion committee.
FSRL engaged Hovde on February 27, 2026 to serve as a financial advisor to the Company in connection with a potential transaction and to issue an opinion to the Board of Directors of FSRL in connection with a potential transaction. Pursuant to FSRL’s engagement agreement with Hovde, Hovde received a fee of $200,000 upon the delivery of the fairness opinion to FSRL which would be fully credited one time against any completion fee due to Hovde. Based upon Hovde’s assumption for purposes of its analysis and opinion that (as set forth below) the total merger value is $159,890,935, the net completion fee due to Hovde upon the consummation of the merger will be approximately $2,198,364, after providing full credit against the completion fee of approximately $2,398,364 for the fairness opinion fee of $200,000. In addition to Hovde’s fees, and regardless of whether the merger is consummated, FSRL has agreed to reimburse Hovde for certain of its reasonable out-of-pocket expenses and has also agreed to indemnify Hovde and its affiliates for certain liabilities that may arise out of Hovde’s engagement.
Other than in connection with this present engagement, during the two years preceding the date of the opinion, Hovde has provided investment banking or financial advisory services to both FSRL and Colony for which it received a fee. Hovde or its affiliates may presently or in the future seek or receive compensation from Colony in connection with future transactions, or in connection with potential advisory services and corporate transactions, although to Hovde’s knowledge none are expected at this time. In the ordinary course of its business as a broker/dealer, Hovde may from time-to-time purchase securities from, and sell securities to, FSRL or Colony or their affiliates. Except for the foregoing, during the two years preceding the date of the opinion, there have not been, and there currently are no mutual understandings contemplating in the future any material relationships between Hovde and Colony.
With the knowledge and consent of FSRL and for purposes of our analysis and opinion, Hovde assumed that pursuant to the terms of the merger agreement based on (i) the Colony 20-Day Average Closing Price of $20.26 per share of Colony common stock as of June 22, 2026, the Exchange Ratio of 0.94, and 80% of FSRL eligible outstanding shares (i.e., 6,615,111 shares) electing the Per Share Stock Consideration, the aggregate value of the Per Share Stock Consideration is $125,980,824; and (ii) 20% of FSRL shares (i.e., 1,653,778 shares) electing the Per Share Cash Consideration, the aggregate value of the Per Share Cash Consideration is $32,662,112; and therefore (iii) the total Merger Consideration for the FSRL shares is $158,642,935 (the sum of the aggregate value of the Per Share Stock Consideration and the Per Share Cash Consideration). Additionally, Hovde assumed that based on there being 100,000 FSRL Options outstanding with a weighted average exercise price of $7.27, the excess of the Per Share Cash Consideration over the exercise price of the FSRL Options is $12.48 which results in the total value of the FSRL Option payment being $1,248,000. Therefore, for purposes of Hovde’s analysis and opinion, Hovde assumed that the total merger value is the sum of the total Merger Consideration of $158,642,935 and the total value of the FSRL Option payment of $1,248,000 or $159,890,935.
With the knowledge and consent of FSRL and for purposes of Hovde’s analysis and opinion, Hovde assumed that (i) there is no termination of the merger agreement pursuant to the provisions of Article VII including there being no adjustment to the Exchange Ratio, (ii) all of the closing conditions set forth in Article VI of the Agreement are satisfied, and (iii) the merger will proceed and be consummated in accordance with the terms of the merger agreement.
During the course of Hovde’s engagement and for the purposes of its opinion, Hovde:
(i)
reviewed the draft of the merger agreement labeled “A&B Draft 06/17/2026” provided to Hovde by FSRL’s legal counsel on June 19, 2026;

(ii)
reviewed audited financial statements for FSRL for the twelve month periods ended December 31, 2023, December 31, 2024 and December 31, 2025, the unaudited financial statements of FSRL for the three months ended March 31, 2026, and certain unaudited financial statements of FSRL for the year-to-date period ended April 30, 2026;

(iii)
reviewed audited financial statements for Colony for the twelve month periods ended December 31, 2023, December 31, 2024 and December 31, 2025, the unaudited financial statements of Colony for the three months ended March 31, 2026, and certain unaudited financial statements of Colony for the year-to-date period ended April 30, 2026;

(iv)
reviewed certain historical publicly available business and financial information concerning FSRL;

(v)
reviewed certain internal financial statements and other financial and operating data concerning FSRL;

(vi)
reviewed financial projections prepared in consultation with and approved by certain members of the senior management of FSRL;

(vii)
discussed with certain members of senior management of FSRL and Colony the business, financial condition, results of operations and future prospects of FSRL and Colony, the history and past and current operations of FSRL and Colony, and FSRL’s assessment of the rationale for the merger;

(viii)
assessed current general economic, market and financial conditions;

(ix)
reviewed the terms of recent merger, acquisition and control investment transactions, to the extent publicly available, involving financial institutions and financial institution holding companies that Hovde considered relevant;

(x)
considered Hovde’s experience in other similar transactions and securities valuations as well as Hovde’s knowledge of the banking and financial services industry; and

(xi)
performed such other analyses and considered such other factors as Hovde deemed appropriate.

In performing its review, Hovde assumed, without investigation, that there have been, and from the date of its opinion through the Closing there will be, no material changes in the financial condition and results of operations of FSRL or Colony since the date of the latest financial information described above. Hovde further assumed, without independent verification, that the representations and financial and other information included in the merger agreement and all other related documents and instruments that are referred to therein or otherwise provided to Hovde by FSRL and Colony are true and complete. Hovde relied upon the management of FSRL as to the reasonableness and achievability of the financial forecasts, projections and other forward-looking information provided to Hovde by FSRL and its professionals, and Hovde assumed such forecasts, projections and other forward-looking information were reasonably prepared by FSRL and its professionals on a basis reflecting the best currently available information and FSRL’s professionals’ judgments and estimates. Hovde assumed that such forecasts, projections and other forward-looking information would be realized in the amounts and at the times contemplated thereby, and Hovde does not assume any responsibility for the accuracy or reasonableness thereof. Hovde was authorized by FSRL to rely upon such forecasts, projections and other information and data, and Hovde expresses no view as to any such forecasts, projections or other forward-looking information or data, or the bases or assumptions on which they were prepared.
In performing its review, Hovde assumed and relied upon the accuracy and completeness of all of the financial and other information that was available to Hovde from public sources, that was provided to Hovde by FSRL or Colony or their respective representatives, or that was otherwise reviewed by Hovde for purposes of rendering its opinion. Hovde further relied on the assurances of the respective managements of FSRL and Colony that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Hovde was not asked to undertake, and did not undertake, an independent verification of any of such information, and Hovde does not assume any responsibility or liability for the accuracy or completeness thereof. Hovde assumed that FSRL and Colony would advise Hovde promptly if any information previously provided to Hovde became inaccurate or was required to be updated during the period of Hovde’s review.
Hovde is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto. Hovde assumed that such allowances for FSRL and Colony are, in the aggregate, adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. Hovde was not requested to make, and did not make, an independent evaluation, physical inspection or appraisal of the assets, properties, facilities, or liabilities (contingent or otherwise) of FSRL or Colony, the collateral securing any such assets or liabilities, or the collectability of any such assets, and Hovde was not furnished with any such evaluations or appraisals, nor did Hovde review any loan or credit files of FSRL or Colony.
Hovde undertook no independent analysis of any pending or threatened litigation, regulatory action, possible un-asserted claims or other contingent liabilities to which FSRL or Colony was or is a party or may be subject, and Hovde’s opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. Hovde also assumed, with FSRL’s consent, that neither FSRL nor Colony is a party to any material pending transaction, including without limitation any financing, recapitalization, acquisition, divestiture or spin-off, other than the merger contemplated by the merger agreement.
Hovde relied upon and assumed, with FSRL’s consent and without independent verification, that the merger will be consummated substantially in accordance with the terms set forth in the merger agreement, without any waiver of material terms or conditions by FSRL, Colony or any other party to the merger agreement and that the final merger agreement would not differ materially from the draft Hovde reviewed.

Hovde assumed that the merger will be consummated in compliance with all applicable laws and regulations. FSRL advised Hovde that it was not aware of any factors that would impede any necessary regulatory or governmental approval of the merger. Hovde assumed that the necessary regulatory and governmental approvals as granted will not be subject to any conditions that would be unduly burdensome on FSRL or Colony or would have a material adverse effect on the contemplated benefits of the merger.
Hovde’s opinion does not consider, include or address: (i) any legal, tax, accounting, or regulatory consequences of the merger on FSRL or its shareholders; (ii) any advice or opinions provided by any other advisor to the Board of Directors of FSRL; (iii) any other strategic alternatives that might be available to FSRL; or (iv) whether Colony has sufficient cash or other sources of funds to enable it to pay the consideration contemplated by the merger.
Hovde’s opinion was based solely upon the information available to Hovde and described above, and the economic, market and other circumstances as they existed as of the date of the opinion. Events occurring and information that becomes available after the date of the opinion could materially affect the assumptions and analyses used in preparing the opinion. Hovde has not undertaken to update, revise, reaffirm or withdraw the opinion or to otherwise comment upon events occurring or information that becomes available after the date of the opinion.
In arriving at the opinion, Hovde did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Hovde believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying the opinion.
The following is a summary of the material analyses prepared by Hovde and delivered to the Board of Directors of FSRL on June 23, 2026 in connection with the delivery of its opinion. This summary is not a complete description of all the analyses underlying the opinion or the presentation prepared by Hovde, but it summarizes the material analyses performed and presented in connection with such opinion. The preparation of an opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances of the contemplated merger. The financial analyses summarized below include information presented in tabular format. The analyses and the summary of the analyses must be considered as a whole and selecting portions of the analyses and factors or focusing on the information presented below in tabular format without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying the analyses and opinion of Hovde. The tables alone are not a complete description of the financial analyses performed by Hovde.
Market Approach — Comparable Merger and Acquisition Transactions.   As part of its analysis, Hovde reviewed publicly available information related to two comparable groups (a “Regional Group” and a “Nationwide Group”) of select bank merger and acquisition transactions. The Regional Group consisted of transactions where targets were headquartered in Alabama, Arkansas, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Virginia, and West Virginia announced since January 1, 2023, in which the targets’ total assets were between $300 million and $3.0 billion, last-twelve-months return on average assets between 0.75% and 1.75%, and nonperforming assets to total assets was less than 0.95%. The Nationwide Group consisted of transactions in the United States announced since June 30, 2024, in which the targets’ total assets were between $500 million and $2.0 billion, tangible equity as a percentage of tangible assets was less than 10.0%, last-twelve-months return on average assets was between 0.75% and 1.75%, and nonperforming assets to total assets was less than 1.50%. In each case for which financial information was available, transactions including acquiring institutions organized as credit unions, foreign acquiring institutions, and transactions deemed a “Merger of Equals” by S&P Capital IQ were excluded from the Regional Group. Transactions including acquiring institutions organized as credit unions, foreign acquiring institutions, and acquiring non-bank financial institutions were excluded from the Nationwide Group. Information for the target institutions was based on balance sheet data as of, and income statement data for, the twelve months preceding the most recent quarter prior to announcement of the transactions. The resulting two groups consisted of the following precedent transactions (11 transactions for the Regional Group and 14 transactions for the Nationwide Group):

Regional Group
Buyer	Target	Price/ LTM Earnings Multiple(1)	Price/ Common TBV Multiple	Price/ Adj. Common TBV Multiple(2)	Prem./ Core Deposits Multiple(3)
Hancock Whitney Corporation	OFB Bancshares, Inc.	15.6x	207.1%	208.3%	11.2%
United Community Banks, Inc.	Peach State Bancshares, Inc.	11.9x	193.9%	193.9%	7.22%
Fidelity BancShares	Affinity Bancshares, Inc.	17.8x	135.7%	156.3%	6.76%
TowneBank	Dogwood State Bank	NM	223.7%	245.4%	15.4%
First Community Bankshares, Inc.	Hometown Bancshares, Inc.(4)	8.44x	191.5%	191.5%	6.04%
FB Financial Corporation	Southern States Bancshares, Inc.	9.91x	153.2%	158.8%	6.43%
Seacoast Banking Corp. of Florida	Heartland Bancshares, Inc.	9.02x	159.5%	167.5%	6.67%
United Community Banks, Inc.	ANB Holdings, Inc.	18.3x	149.9%	176.2%	8.51%
United Bankshares, Inc.	Piedmont Bancorp, Inc.	9.77x	154.9%	157.9%	8.37%
Southern States Bancshares, Inc.	CBB Bancorp	5.82x	128.4%	128.4%	2.24%
First Financial Corporation	Simply Bank, Inc.(4)	8.98x	132.4%	132.4%	3.57%
25th Percentile		8.85x	135.7%	156.3%	6.04%
Median		9.84x	154.9%	167.5%	6.76%
75th Percentile		16.1x	193.9%	193.9%	8.51%
Nationwide Group
Buyer	Target	Price/ LTM Earnings Multiple	Price/ Common TBV Multiple	Price/ Adj. Common TBV Multiple(2)	Prem./ Core Deposits Multiple(3)
Bank First Corporation	PSB Holdings, Inc.	14.1x	165.0%	166.9%	8.07%
Banner Corporation	Pacific Financial Corporation	14.2x	155.7%	162.0%	6.21%
United Community Banks, Inc.	Peach State Bancshares, Inc.	11.9x	193.9%	193.9%	7.22%
Peoples Bancorp, Inc.	Citizens National Corporation	13.9x	121.2%	125.7%	2.89%
Independent Bank Corporation	HCB Financial Corp	10.4x	150.8%	150.8%	4.75%
Stock Yards Bancorp, Inc.	Field & Main Bancorp, Inc.	9.85x	166.4%	166.4%	6.25%
South Plains Financial, Inc.	BOH Holdings, Inc.	12.4x	146.9%	154.0%	7.72%
Richmond Mutual Bancorporation, Inc.	Farmers Bancorp	9.14x	112.3%	112.3%	1.35%
Third Coast Bancshares, Inc.	Keystone Bancshares, Inc.	15.1x	130.1%	135.1%	4.64%
HBT Financial, Inc.	CNB Bank Shares, Inc.	10.5x	120.0%	120.0%	2.39%
Mid Penn Bancorp, Inc.	1st Colonial Bancorp, Inc.	11.7x	120.0%	123.5%	2.40%
Seacoast Banking Corp. of Florida	Heartland Bancshares, Inc.	9.02x	159.5%	167.5%	6.67%
Glacier Bancorp, Inc.	Bank of Idaho Holding Company	17.3x	197.1%	214.7%	12.5%
German American Bancorp, Inc.	Heartland BancCorp	16.2x	224.1%	225.9%	15.7%
25th Percentile		10.2x	120.9%	125.1%	2.77%
Median		12.1x	153.3%	158.0%	6.23%
75th Percentile		14.4x	173.3%	174.1%	7.81%

(1)
“NM” defined as Not Meaningful due to ratio greater than 30.0x.

(2)
Represents the premium paid for core capital where: (a) core capital is assumed to equal total tangible assets multiplied by 8%; (b) excess capital equals total common tangible book value less core capital; and

(c) price is adjusted to subtract excess capital (assumes dollar-for-dollar payment of excess capital); Price/ Adjusted Common TBV is assumed to equal Price/ Common TBV for targets with tangible equity / tangible assets less than 8.00%.
(3)
Represents the premium (or discount) paid on common tangible book value, expressed as a percentage of core deposits. Core deposits are defined as total deposits less brokered deposits, foreign deposits and time deposit accounts greater than $100,000.

(4)
Seller organized as an S-Corporation.

For each precedent transactions group, Hovde compared the implied ratio of the total merger value to certain financial metrics of FSRL as follows:
•
the multiple of the total merger value to the acquired company’s LTM net earnings (the “Price-to-LTM Earnings Multiple”);

•
the multiple of the total merger value to the acquired company’s common tangible book value (the “Price-to-Common Tangible Book Value Multiple”);

•
the multiple of the total merger value to the acquired company’s adjusted common tangible book value (the “Price-to-Adjusted Common Tangible Book Value Multiple”); and

•
the multiple of the difference between the total merger value and the acquired company’s common tangible book value to the acquired company’s core deposits (the “Premium-to-Core Deposits Multiple”).

The results of the analysis are set forth in the table below. Transaction multiples for the merger were based upon the assumed total merger value of $159,890,935 and were based on March 31, 2026, financial results for FSRL.
	Price-to-LTM Earnings Multiple	Price-to-Common Tangible Book Value Multiple	Price-to-Adjusted Common Tangible Book Value Multiple(1)	Premium-to-Core Deposits Multiple(2)
Total Merger Value	12.6x	168.0%	172.4%	8.12%
Regional Group
25th Percentile	8.85x	135.7%	156.3%	6.04%
Median	9.84x	154.9%	167.5%	6.76%
75th Percentile	16.1x	193.9%	193.9%	8.51%
Nationwide Group
25th Percentile	10.2x	120.9%	125.1%	2.77%
Median	12.1x	153.3%	158.0%	6.23%
75th Percentile	14.4x	173.3%	174.1%	7.81%

(1)
Represents the premium paid for core capital where: (a) core capital is assumed to equal total tangible assets multiplied by 8%; (b) excess capital equals total common tangible book value less core capital; and (c) price is adjusted to subtract excess capital (assumes dollar-for-dollar payment of excess capital); Price/ Adjusted Common TBV is assumed to equal Price/ Common TBV for targets with tangible equity / tangible assets less than 8.00%.

(2)
Represents the premium (or discount) paid on common tangible book value, expressed as a percentage of core deposits. Core deposits are defined as total deposits less brokered deposits, foreign deposits and time deposit accounts greater than $100,000.

Using publicly available information, Hovde compared the financial performance of FSRL with that of the median of the targets from the precedent bank merger and acquisition transactions from each of the Regional and Nationwide Groups. The performance highlights are based on March 31, 2026 financial results of the FSRL.

	Target Assets ($000)	Tangible Equity/ Tangible Assets	Loans/ Deposits	LTM ROAA(1)	LTM ROAE(1)	LTM Efficiency Ratio	NPAs/ Assets	LLR/ NPLs(2)
FSRL	$1,118,388	8.52%	86.2%	1.16%	14.4%	70.3%	0.14%	599.8%
Precedent Transactions – Regional Group Median:	$786,088	8.89%	86.8%	1.24%	13.9%	51.2%	0.17%	310.0%
Precedent Transactions – Nationwide Group Median:	$948,378	8.89%	85.7%	1.05%	11.7%	63.8%	0.13%	321.1%

(1)
LTM ROAA and LTM ROAE were tax-affected at a 25% tax rate for S Corporations.

(2)
Loan Loss Reserve (“LLR”) as a percentage of nonperforming loans (“NPLs”); “NA” defined as not applicable for targets with no NPLs; “NM” indicates excessively high ratios determined as not meaningful by S&P Capital IQ and are excluded from the median calculation.

No company or transaction used as a comparison in the above transaction analyses is identical to FSRL, and no transaction was consummated on terms identical to the terms of the merger agreement. Accordingly, an analysis of these results is not strictly mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies. The resulting values of the Precedent Transactions Regional Group using the median values for the four-valuation metrics set forth above indicated an implied total valuation ranging between $125.3 million and $155.5 million with a four-factor implied total valuation average of $144.3 million compared to the assumed total merger value of $159.9 million. The resulting values of the Precedent Transactions Nationwide Group using the median values for the four-valuation metrics set forth above indicated an implied total valuation ranging between $144.8 million and $154.3 million with a four-factor implied total valuation average of $148.0 million compared to the assumed total merger value of $159.9 million.
Income Approach — Discounted Cash Flow Analysis.   FSRL management approved the financial forecasts for FSRL over a forward-looking, five-year period which formed the basis for the discounted cash flow analyses. The projected FSRL net income amounts used for the analysis were $12.9 million for 2026, $14.6 million for 2027, $15.8 million for 2028, $17.2 million for 2029 and $18.6 million for 2030. The projected Holding Company tangible common equity amounts used for the analysis were $104.7 million for the year ended 2026, $119.3 million for the year ended 2027, $135.1 million for the year ended 2028, $152.3 million for year ended 2029 and $170.9 million for the year ended 2030. No dividends were assumed to be paid by FSRL over the projected period.
For purposes of its discounted cash flow analysis, Hovde reviewed publicly available information related to select comparable bank merger and acquisition transactions (the “Terminal Regional Group”) that would be for targets of comparable asset size and profitability to FSRL at the end of the five-year period of the projections. Hovde utilized a Terminal Regional Group which consisted of transactions where targets were headquartered in Alabama, Arkansas, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Virginia, and West Virginia announced since January 1, 2023, in which the targets’ total assets were between $500 million and $4.5 billion, last-twelve-months return on average assets between 1.00% and 1.75%. In each case for which financial information was available, no transaction that fit the above selection criteria was excluded. Information for the target institutions was based on balance sheet data as of, and income statement data for, the twelve months preceding the most recent quarter prior to announcement of the transactions as determined by S&P Capital IQ. The resulting group consisted of 9 transactions:

Buyer	Target	Price/ LTM Earnings Multiple	Price/ TBV Multiple	Price/ Adjusted TBV Multiple(1)	Prem./ Core Deposits Multiple(2)
Hancock Whitney Corporation	OFB Bancshares, Inc.	15.6x	207.1%	208.3%	11.2%
United Community Banks, Inc.	Peach State Bancshares, Inc.	11.9x	193.9%	193.9%	7.22%
Seacoast Banking Corp. of Florida	Villages Bancorporation, Inc.	15.8x	161.4%	182.7%	8.07%
FB Financial Corporation	Southern States Bancshares, Inc.	9.91x	153.2%	158.8%	6.43%
Seacoast Banking Corp. of Florida	Heartland Bancshares, Inc.	9.02x	159.5%	167.5%	6.67%
United Bankshares, Inc.	Piedmont Bancorp, Inc.	9.77x	154.9%	157.9%	8.37%
First Financial Corporation	Simply Bank(3)	8.98x	132.4%	132.4%	3.57%
Old National Bancorp	CapStar Financial Holdings, Inc.	9.81x	106.1%	107.1%	0.74%
Atlantic Union Bankshares Corp.	American National Bankshares, Inc.	13.2x	184.8%	184.8%	8.35%
25th Percentile		9.40x	142.8%	145.2%	5.00%
Median		9.91x	159.5%	167.5%	7.22%
75th Percentile		14.4x	189.4%	189.4%	8.36%

(1)
Represents the premium paid for core capital where: (a) core capital is assumed to equal total tangible assets multiplied by 8%; (b) excess capital equals total common tangible book value less core capital; and (c) price is adjusted to subtract excess capital (assumes dollar-for-dollar payment of excess capital); Price/ Adjusted Common TBV is assumed to equal Price/ Common TBV for targets with tangible equity / tangible assets less than 8.00%.

(2)
Represents the premium (or discount) paid on common tangible book value, expressed as a percentage of core deposits. Core deposits are defined as total deposits less brokered deposits, foreign deposits and time deposit accounts greater than $100,000.

(3)
Seller organized as an S-Corporation.

To determine present values of FSRL based on these projections, Hovde utilized two discounted cash flow models, each of which capitalized terminal values using different multiples: (1) Terminal Price/Earnings Multiple (“DCF Terminal P/E Multiple”); and, (2) Terminal Price/ Adjusted Tangible Book Value Multiple (“DCF Terminal P/ Adj. TBV Multiple”).
In the DCF Terminal P/E Multiple analysis, an estimated value of FSRL was calculated based on the present value of FSRL’s forward-looking net income and dividend projections over the five-year projection period of the financial forecasts approved by FSRL management. The projected net income amount for the year ended 2030 was $18.6 million and served as the basis of the terminal earnings value in the DCF. Hovde calculated a terminal value at the end of 2030 by applying a five-point range of price-to-earnings multiples of 8.91x to 10.91x, which is based around the median price-to-earnings multiple derived from transactions in the Terminal Regional Group of 9.91x. The present value of FSRL’s projected terminal value was then calculated assuming a range of discount rates between 12.90% and 14.90%, with a midpoint of 13.90% discounted over the 4.53-year period from the date of the opinion to the end of the five-year projection period. This range of discount rates was chosen to reflect different assumptions regarding the required rates of return of holders or prospective holders of FSRL Common Stock. The range of discount rates utilized the buildup method to determine such required rates of return and was based upon the risk-free interest rate, an equity risk premium, an industry risk premium and a size premium which resulted in a discount rate of 13.90% used as the midpoint of the five-point range of discount rates of 12.90% to 14.90%. The resulting total values based on the DCF Terminal P/E Multiple applied to the 2030 projected earnings of $18.6 million and then discounted over a 4.53-year period utilizing the five point range of discount rates set forth above resulted in implied total values between $88.4 million and $117.2 million with a midpoint of $102.3 million compared to the assumed total merger value of $159.9 million.
In the DCF Terminal P/Adj. TBV Multiple analysis, an estimated value of FSRL was calculated based on the present value of FSRL’s forward-looking tangible common equity and dividend projections over the five-year projection period of the financial forecasts approved by FSRL management. The projected tangible common equity amount for the year ended 2030 was $170.9 million, which resulted in the projected adjusted common tangible book value of $123.5 million and projected excess common tangible book value of $47.4 million that served as the basis of the terminal values in the DCF. Hovde applied a five-point range of price-to-adj. tangible book value multiples of 1.57x to 1.77x utilizing as a midpoint of the range the median price-to-adj. tangible book value multiple derived from precedent transactions in the Terminal Regional Group of 1.67x. The present value of the projected terminal value was then calculated assuming the range of discount rates between 12.90% and 14.90%, with a midpoint of 13.90% discounted over the same periods as was applied in the DCF Terminal P/E Multiple analysis set forth above. The resulting implied total values based on the DCF Terminal P/Adj. TBV Multiple analysis ranged between $129.0 million and $153.9 with a midpoint of $141.1 million compared to the assumed total merger value of $159.9 million.
While the discounted cash flow present value analysis is a widely used valuation methodology, it relies on numerous assumptions, including asset and earnings growth rates, projected dividend payouts, terminal values and discount rates. Hovde’s analysis does not purport to be indicative of the actual values or expected total values of FSRL.
The table below summarizes the analyses performed under the Market Approach and the Income Approach described above.
Summary of Valuation Methodologies(1):
Total Merger Value: $159,891
Four Factor Average Implied Merger Value(2): $133,918
Implied Value for FSRL Stock Based Upon:(3)	Minimum Implied Value	Average or Midpoint Implied Value	Maximum Implied Value
Comparable M&A Transactions – Regional Group	$125,253	$144,306	$155,512
Comparable M&A Transactions – Nationwide Group	$144,844	$148,006	$154,275
DCF – Terminal P/E Multiple	$88,410	$102,301	$117,210
DCF – Terminal P/ TBV Multiple	$128,998	$141,058	$153,934

(1)
All values in thousands and are rounded to the nearest thousand.

(2)
Reflects the average of the two implied Merger considerations (4 factor average) from the two Comparable M&A Transactions groups and the two DCF present values calculated using the two terminal median valuation multiples and a 13.90% annual discount rate over a period of 4.53 years.

(3)
Values represent the minimum, average and maximum implied values (using the median acquisition multiples derived from the Comparable M&A Transactions groups), and the minimum and maximum implied values of the range of terminal multiples and discount rates in the DCF analyses.

Other Factors and Analyses.   Hovde took into consideration various other factors and analyses, including, but not limited to, current market environment; merger and acquisition environment; movements in the common stock valuations of selected publicly-traded banking companies; and movements in certain bank stock price indices.
Conclusion.   Based upon the foregoing analyses and other investigations and assumptions as set forth in its opinion, without giving specific weightings to any one factor, analysis or comparison, Hovde determined that, as of the date of its opinion, subject to the matters, assumptions and limitations set forth in the opinion and pursuant to the terms of the merger agreement, the total merger value is fair, from a financial point of view, to the holders of shares of FSRL Stock.
Each FSRL shareholder is encouraged to read Hovde’s opinion in its entirety. The full text of this opinion is included in this proxy statement as Annex B.

Colony’s Reasons for the Merger; Recommendation of the Colony Board of Directors
After careful consideration, the Colony board of directors determined that the merger agreement and the transactions contemplated thereby, including the merger and the issuance of shares of Colony common stock as merger consideration, are in the best interests of Colony and its shareholders. Accordingly, the Colony board of directors unanimously approved the merger agreement and the transactions contemplated thereby.
In evaluating the merger agreement and the transactions contemplated thereby, including the merger and the issuance of shares of Colony common stock as merger consideration, the Colony board of directors consulted with Colony’s management and legal and financial advisors and, in reaching its decision to approve the merger agreement and the transactions contemplated thereby, the Colony board of directors considered a number of factors, including the following material factors:
•
the anticipated pro forma impact of the merger on the combined company, including the expected positive impact on financial metrics including earnings, funding sources, and capital;

•
each of Colony’s, FSRL’s, and the combined company’s business, operations, financial condition, asset quality, earnings, and prospects;

•
FSRL’s established presence in South Carolina, which will establish Colony’s presence in South Carolina;

•
the opportunity to add seasoned bankers in FSRL’s markets and expand Colony’s presence and leadership to South Carolina;

•
the potential to broaden the scale of Colony’s organization and the expanded possibilities, including organic growth and future acquisitions, that would be available to the combined company, given its larger size, asset base, capital, and geographic footprint;

•
the anticipated benefits resulting from the expected larger market capitalization of Colony resulting from the merger;

•
the expectation of annual cost savings resulting from the merger, enhancing efficiencies;

•
the current and prospective industry and economic conditions facing the financial services industry, including national, state, and local economic conditions, the competitive environment for financial institutions generally, and the likely effect of these factors on Colony both with and without the merger;

•
FSRL’s complementary management team, the compatible corporate cultures of FSRL and Colony and the employment contracts entered into by Colony with certain key employees of FSRL, all of which Colony believes should facilitate integration and implementation of the merger and retention of key FSRL employees;

•
its review and discussions with Colony’s management concerning the due diligence investigation of FSRL, including its review of FSRL’s financial and regulatory condition, results of operation, asset quality, market areas, growth potential, and quality of senior management;

•
the structure of the merger as a combination in which the combined company would ultimately operate under the Colony brand, with First Reliance Bank continuing to operate under its existing brand for an interim transition period following the closing;

•
Colony’s successful track record of creating shareholder value through acquisitions, including Colony’s proven experience in successfully integrating acquired businesses and retaining key personnel, and Colony’s management’s belief that it will be able to successfully integrate FSRL with Colony;

•
the financial and other terms of the merger agreement, including the merger consideration, expected tax treatment, the deal protection and termination fee provisions, and restrictions on the conduct of FSRL’s business between the date of the merger agreement and the date of completion of the merger;

•
the aggregate merger consideration and the other amounts to be paid or incurred in connection with the merger;

•
the impact of the issuance of Colony common stock in the merger on the existing shareholders of Colony, including the expected earnback period for the resulting dilution;

•
the opinion, dated June 23, 2026, of KBW to the Colony board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to Colony of the aggregate merger consideration in the merger, as more fully described below under “Opinion of Colony’s Financial Advisor;” and

•
other alternatives to the merger.

The Colony board of directors also considered the potential risks related to the merger but concluded that the anticipated benefits of the merger were likely to outweigh these risks. These potential risks include:
•
the possibility of encountering difficulties in achieving anticipated cost synergies and savings in the amounts estimated or in the time frame contemplated;

•
the impact of the dilution resulting from the stock issuance on Colony’s current shareholders, and the ability of Colony to realize the benefits of the merger in a reasonable time frame to offset the effects of such dilution;

•
the possibility of encountering difficulties in completing the merger;

•
the possibility of encountering difficulties in successfully integrating FSRL’s business, operations, and workforce with those of Colony;

•
certain anticipated merger-related costs;

•
the diversion of management attention and resources from the operation of Colony’s business towards the completion of the merger;

•
the regulatory and other approvals required in connection with the merger and the risk that such regulatory approvals will not be received in a timely manner or may impose unacceptable conditions;

•
the possibility of litigation in connection with the merger;

•
the possibility of negative investor perception of the merger, including as a result of the perceived heightened risk associated with a merger of this size; and

•
other risks associated with business combinations in the financial services industry, including those set forth in this joint proxy statement/prospectus under the heading “Risk Factors” beginning on page 30.

The foregoing discussion of the factors considered by the Colony board of directors is not intended to be exhaustive, but, rather, includes the material factors primarily considered by the Colony board of directors. In reaching its decision to approve the merger agreement and the transactions contemplated thereby, including the merger and the issuance of shares of Colony common stock as merger consideration, the Colony board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Colony board of directors considered all of these factors as a whole and overall considered the factors to be favorable to, and to support, its determination. It should be noted that this explanation of the Colony board of directors’ reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Special Cautionary Note Regarding Forward-Looking Statements” beginning on page 27.
THE COLONY BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT COLONY SHAREHOLDERS VOTE “FOR” THE COLONY STOCK ISSUANCE PROPOSAL AT THE COLONY SPECIAL MEETING.
Opinion of Colony’s Financial Advisor
Colony engaged Keefe, Bruyette & Woods, Inc. (“KBW”) to render financial advisory and investment banking services to Colony, including an opinion to the Colony board of directors as to the fairness, from a financial point of view, to Colony of the aggregate merger consideration in the proposed merger. Colony selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.
As part of its engagement, representatives of KBW attended the meeting of the Colony board held on June 23, 2026 at which the Colony board evaluated the proposed merger. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered an opinion to the Colony board of directors to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the aggregate merger consideration in the proposed merger was fair, from a financial point of view, to Colony. The Colony board approved the merger agreement at this meeting.
The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex C to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.
KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the Colony board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, of the aggregate merger consideration in the merger to Colony. It did not address the underlying business decision of Colony to engage in the merger or enter into the merger agreement or constitute a recommendation to the Colony board in connection with the merger, and it does not constitute a recommendation to any holder of Colony common stock or any shareholder of any other entity as to how to vote or act in connection with the merger or any other matter (including, with respect to holders of FSRL stock, what election any such shareholder should make with respect to the cash consideration or the stock consideration), nor does it constitute a recommendation as to whether or not any such shareholder should enter into a voting, shareholders’, affiliates’ or other agreement with respect to the merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.
KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.
In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Colony and FSRL and bearing upon the merger, including, among other things:
•
a draft of the merger agreement, dated June 19, 2026 (the most recent draft then made available to KBW);

•
the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2025 of Colony;

•
the unaudited quarterly financial statements and Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 of Colony;

•
the audited financial statements for the three fiscal years ended December 31, 2025 of FSRL;

•
the unaudited quarterly financial statements for the quarter ended March 31, 2026 of FSRL;

•
certain regulatory filings of Colony and FSRL and their respective subsidiaries, including, as applicable, the quarterly reports on Form FR Y-9C in the case of Colony, or semi-annual reports on Form FR Y-9SP in the case of FSRL, and the quarterly call reports required to be filed (as the case may be) with respect to each quarter during the three-year period ended December 31, 2025 as well as the quarter ended March 31, 2026 for both Colony and FSRL;

•
certain other interim reports and other communications of Colony and FSRL to their respective shareholders; and

•
other financial information concerning the respective businesses and operations of Colony and FSRL furnished to KBW by Colony and FSRL or that KBW was otherwise directed to use for purposes of its analysis.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:
•
the historical and current financial position and results of operations of Colony and FSRL;

•
the assets and liabilities of Colony and FSRL;

•
the nature and terms of certain other merger transactions and business combinations in the banking industry;

•
a comparison of certain financial and stock market information of Colony and FSRL with similar information for certain other companies, the securities of which are publicly traded;

•
publicly available consensus “street estimates” of Colony and FSRL, as well as assumed Colony and FSRL long-term growth rates provided to KBW by Colony management, all of which information was discussed with KBW by Colony management and used and relied upon by KBW at the direction of such management and with the consent of the Colony board; and

•
estimates regarding certain pro forma financial effects of the merger on Colony (including without limitation the cost savings expected to result or be derived from the merger) that were prepared by Colony management, provided to and discussed with KBW by such management, and used and relied upon by KBW at the direction of such management and with the consent of the Colony board.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also participated in discussions held with the respective managements of Colony and FSRL regarding the past and current business operations, regulatory relations, financial condition and future prospects of Colony and FSRL and such other matters as KBW deemed relevant to its inquiry.
In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or discussed with KBW or that was publicly available and KBW did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon the management of Colony as to the reasonableness and achievability of the publicly available consensus “street estimates” of Colony and FSRL, the assumed Colony and FSRL long-term growth rates, and the estimates regarding certain pro forma financial effects of the merger on Colony (including, without limitation, the cost savings expected to result or be derived from the merger), all as referred to above (and the assumptions and bases for all such information), and KBW assumed that all such information was reasonably prepared and represented, or in the case of the publicly available Colony and FSRL “street estimates” referred to above that such estimates were consistent with, the best currently available estimates and judgments of Colony management and that the forecasts, projections and estimates reflected in such information would be realized in the amounts and in the time periods estimated.
It is understood that the portion of the foregoing financial information of Colony and FSRL that was provided to KBW was not prepared with the expectation of public disclosure and that all of the foregoing financial information, including the publicly available consensus “street estimates” of Colony and FSRL referred to above, was based on numerous variables and assumptions that are inherently uncertain and, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with the management of Colony and with the consent of the Colony board, that all such information provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.
KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Colony or FSRL since the date of the last financial statements of each such entity that were made available to KBW. KBW is not an expert in the independent verification of the adequacy of allowances for credit losses and KBW assumed, without independent verification and with Colony’s consent, that the aggregate allowances for credit losses for each of Colony and FSRL are adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Colony or FSRL, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of Colony or FSRL under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. KBW made note of the classification by each of Colony and FSRL of its loans and owned securities as either held to maturity or held for investment, on the one hand, or held for sale or available for sale, on the other hand, and also reviewed reported fair value marks-to-market and other reported valuation information, if any, relating to such loans or owned securities contained in the respective financial statements of Colony and FSRL, but KBW expressed no view as to any such matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as KBW’s view of the actual value of any companies or assets.
KBW assumed, in all respects material to its analyses:
•
the merger and any related transactions (including, without limitation, the bank merger) would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which KBW assumed would not differ in any respect material to its analyses from the draft reviewed by KBW and referred to above), with no adjustments to the aggregate merger consideration (including the stock or cash components thereof) and with no other consideration or payments in respect of FSRL stock;

•
the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;

•
each party to the merger agreement or any of the related documents would perform all of the covenants and agreements required to be performed by such party under such documents;

•
there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the merger or any related transactions and all conditions to the completion of the merger and any related transactions would be satisfied without any waivers or modifications to the merger agreement or any of the related documents; and

•
in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of Colony, FSRL or the pro forma entity, or the contemplated benefits of the merger, including without limitation the cost savings expected to result or be derived from the merger.

KBW assumed that the merger would be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. KBW was further advised by representatives of Colony that Colony relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Colony, FSRL, the merger and any related transaction, and the merger agreement. KBW did not provide advice with respect to any such matters.
KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of such opinion, of the aggregate merger consideration in the merger to Colony. KBW expressed no view or opinion as to any other terms or aspects of the merger or any term or aspect of any related transaction (including the bank merger), including without limitation, the form or structure of the merger (including the form of aggregate merger consideration or the allocation thereof between stock and cash) or any such related transaction, any consequences of the merger or any such related transaction to Colony, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, non-compete, consulting, voting, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the merger, any such related transaction, or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through such date. There is currently significant volatility in the stock and other financial markets arising from global tensions and political division, economic uncertainty, recently announced actual or threatened imposition of tariff increases, inflation, and prolonged higher interest rates. Developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:
•
the underlying business decision of Colony to engage in the merger or enter into the merger agreement;

•
the relative merits of the merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Colony or the Colony board;

•
any business, operational or other plans with respect to FSRL or the pro forma entity that may be contemplated by Colony or the Colony board or that may be implemented by Colony or the Colony board subsequent to the closing of the merger;

•
the fairness of the amount or nature of any compensation to any of Colony’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of Colony common stock or relative to the aggregate merger consideration;

•
the effect of the merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Colony, FSRL or any other party to any transaction contemplated by the merger agreement;

•
any adjustment (as provided in the merger agreement) to the stock consideration assumed to be paid in the merger for purposes of KBW’s opinion;

•
whether Colony has sufficient cash, available lines of credit or other sources of funds to enable it to pay the aggregate cash consideration at the closing of the merger;

•
any election by holders of FSRL stock to receive the cash consideration or the stock consideration, or the actual allocation of the cash consideration and the stock consideration among such holders (including, without limitation, any reallocation thereof as a result of proration pursuant to the merger agreement), or the relative fairness of the cash consideration and the stock consideration;

•
the actual value of Colony common stock to be issued in connection with the merger;

•
the prices, trading range or volume at which Colony common stock or FSRL stock would trade following the public announcement of the merger or the prices, trading range or volume at which Colony common stock would trade following the consummation of the merger;

•
any advice or opinions provided by any other advisor to any of the parties to the merger or any other transaction contemplated by the merger agreement; or

•
any legal, regulatory, accounting, tax or similar matters relating to Colony, FSRL or any of their respective shareholders, or relating to or arising out of or as a consequence of the merger or any related transaction (including the bank merger), including whether FSRL was not and had not been a United States real property holding corporation or whether or not the merger and the bank merger would each qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, Colony and FSRL. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the Colony board in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Colony board with respect to the fairness of the aggregate merger consideration. The type and amount of consideration payable in the merger were determined through negotiation between Colony and FSRL and the decision of Colony to enter into the merger agreement was solely that of the Colony board.
The following is a summary of the material financial analyses presented by KBW to the Colony board in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the Colony board, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.
For purposes of the financial analyses described below, KBW utilized an indicative transaction value for the proposed merger of $19.52 per share of outstanding FSRL stock, or approximately $162.7 million in the aggregate (inclusive of the indicative aggregate value of in-the-money options), based on the sum of the implied value of the stock consideration of 0.94 of a share of Colony common stock based on the closing price of Colony common stock on June 22, 2026, multiplied by 80%, and the cash consideration of $19.75, multiplied by 20%. In addition to the financial analyses described below, KBW reviewed with the Colony board of directors for informational purposes, among other things, an illustrative transaction multiple for the proposed merger (based on the indicative transaction value for the proposed merger of $19.52 per share of outstanding FSRL stock) of 12.7x FSRL’s estimated 2026 earnings per share (“EPS”) using publicly available consensus “street estimates” of FSRL.
Colony Selected Companies Analysis.   Using publicly available information, KBW compared the financial performance, financial condition and market performance of Colony to 18 major exchange-traded banks headquartered in Alabama, Arkansas, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Virginia or West Virginia with total assets between $2 billion and $5 billion and a positive latest 12 months core return on average assets. Merger targets and NewtekOne Inc. (a converted business development company) were excluded from the selected companies.
The selected companies were as follows (shown by column in descending order of total assets):
Carter Bankshares, Inc.	C&F Financial Corporation
MetroCity Bankshares, Inc.	Blue Ridge Bankshares, Inc.
Southern First Bancshares, Inc.	First Community Corporation
Capital City Bank Group, Inc.	John Marshall Bancorp, Inc.
HomeTrust Bancshares, Inc.	CoastalSouth Bancshares, Inc.
Primis Financial Corp.	FVC Bankcorp, Inc.
First Community Bankshares, Inc.	Commercial Bancgroup, Inc.
First Carolina Financial Services, Inc.	MainStreet Bancshares, Inc.
USCB Financial Holdings, Inc.	First National Corporation
To perform this analysis, KBW used profitability and other financial information for the most recent completed fiscal quarter (“MRQ”) or latest 12 months (“LTM”) available or as of the end of such periods and market price information as of June 22, 2026. KBW also used 2026 and 2027 EPS estimates taken from publicly available consensus “street estimates” for Colony and, to the extent publicly available, the selected companies (consensus “street estimates” were not publicly available for three of the selected companies). Where consolidated holding company level financial data for the selected companies was unreported, subsidiary bank level data was utilized to calculate ratios. Certain financial data presented in the tables below may not correspond to the data presented in Colony’s historical financial statements, or the data presented under the section ‘‘The Merger — Opinion of FSRL’s Financial Advisor,” as a result of the different periods, assumptions and methods used to compute the financial data presented.
KBW’s analysis showed the following concerning the financial performance of Colony and the selected companies:
	Selected Companies
	Colony	Average	Median	25th Percentile	75th Percentile
LTM Core Return on Avg. Assets(1)	1.07%	1.12%	1.07%	0.89%	1.31%
LTM Core Return on Avg. Tangible Common Equity(1)	13.8%	11.5%	12.2%	8.9%	14.6%
LTM Core Pre-tax Pre-provision Return on Avg. Assets(1)(2)	1.51%	1.49%	1.44%	1.1%	1.9%
LTM Net Interest Margin	3.28%	3.52%	3.40%	3.13%	3.94%
LTM Fee Income / Revenue Ratio	30.0%	16.5%	14.8%	10.8%	23.3%
LTM Efficiency Ratio	65.1%	63.0%	62.9%	67.9%	55.4%

(1)
Core net income excluded extraordinary items, non-recurring items and gains / (losses) on sale of securities, non-controlling interest and amortization of intangible and goodwill impairment.

(2)
Based on core net income excluding provision for loan losses and taxes.

KBW’s analysis also showed the following concerning the financial condition of Colony and the selected companies:
	Selected Companies
	Colony	Average	Median	25th Percentile	75th Percentile
Tangible Common Equity / Tangible Assets	8.4%	9.9%	10.3%	8.4%	11.0%
Common Equity Tier 1 Ratio	12.5%	13.6%	13.8%	11.4%	15.3%
Total Capital Ratio	15.8%	15.4%	15.3%	14.0%	16.3%
Loans / Deposits	79.2%	90.8%	92.7%	81.7%	98.8%
Loan Loss Reserve / Gross Loans	0.89%	1.12%	1.07%	1.01%	1.21%
Nonperforming Assets / Loans and OREO(1)	0.73%	0.73%	0.54%	0.82%	0.30%
Net Charge-Offs / Average Loans	0.29%	0.09%	0.03%	0.16%	0.02%

(1)
Nonperforming assets included nonaccrual loans, restructured loans and OREO.

In addition, KBW’s analysis showed the following concerning the market performance of Colony and, to the extent publicly available, the selected companies:
	Selected Companies
	Colony	Average	Median	25th Percentile	75th Percentile
One-Year Stock Price Change(1)	35.7%	34.8%	29.2%	22.8%	46.8%
Year-To-Date Stock Price Change(1)	16.2%	14.9%	13.0%	7.5%	20.5%
Stock Price / Tangible Book Value per Share	1.41x	1.38x	1.33x	1.14x	1.57x
Stock Price / LTM Core EPS(2)	10.8x	13.6x	12.3x	11.3x	13.7x
Stock Price / 2026 Estimated EPS	10.5x	11.2x	11.4x	10.5x	12.1x

	Selected Companies
	Colony	Average	Median	25th Percentile	75th Percentile
Stock Price / 2027 Estimated EPS	9.8x	10.8x	10.1x	9.9x	12.0x
Dividend Yield(3)	2.3%	2.0%	2.0%	1.4%	2.6%
MRQ Dividend Payout(4)	25.1%	26.9%	22.7%	17.2%	30.1%

(1)
Three of the selected companies had their initial public offerings within the 12-month period ended June 22, 2026; one of the three initial public offerings occurred in 2026.

(2)
Core EPS was defined as core net income divided by average diluted shares outstanding; core net income excluded extraordinary items, non-recurring items and gains / (losses) on sale of securities, non-controlling interest and amortization of intangible and goodwill impairment.

(3)
Most recent quarterly dividend annualized as a percentage of stock price. Three of the selected companies did not pay dividends for the fiscal quarter ended March 31, 2026.

(4)
Most recent quarterly dividend annualized as a percentage of annualized MRQ Core EPS. Three of the selected companies did not pay dividends for the fiscal quarter ended March 31, 2026.

No company used as a comparison in the above selected companies analysis is identical to Colony. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.
FSRL Selected Companies Analysis.   Using publicly available information, KBW compared the financial performance, financial condition and market performance of FSRL to 17 major exchange-traded banks headquartered in Alabama, Arkansas, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Virginia or West Virginia with total assets between $500 million and $2.5 billion and a positive latest 12 months core return on average assets.
The selected companies were as follows (shown by column in descending order of total assets):
Auburn National Bancorporation, Inc.	First US Bancshares, Inc.
Bank of the James Financial Group, Inc.	FVC Bankcorp, Inc.
Blue Ridge Bankshares, Inc.	John Marshall Bancorp, Inc.
Chain Bridge Bancorp, Inc.	MainStreet Bancshares, Inc.
CoastalSouth Bancshares, Inc.	National Bankshares, Inc.
Commercial Bancgroup, Inc.	OptimumBank Holdings, Inc.
Eagle Financial Services, Inc.	Peoples Bancorp of North Carolina, Inc.
First Community Corporation First National Corporation	Virginia National Bankshares Corporation
To perform this analysis, KBW used profitability and other financial information for the most recent completed fiscal quarter or latest 12 months available or as of the end of such periods and market price information as of June 22, 2026. KBW also used 2026 and 2027 EPS estimates taken from publicly available consensus “street estimates” for FSRL and, to the extent publicly available, the selected companies (consensus “street estimates” were not publicly available for six of the selected companies). Where consolidated holding company level financial data for the selected companies was unreported, subsidiary bank level data was utilized to calculate ratios. Data necessary to calculate CET1 Ratio and Total Capital Ratio was not publicly available for one of the selected companies due to utilization of Community Bank Leverage Ratio (CBLR) framework. Certain financial data presented in the tables below may not correspond to the data presented in FSRL’s historical financial statements, or the data presented under the section “The Merger — Opinion of FSRL’s Financial Advisor,” as a result of the different periods, assumptions and methods used to compute the financial data presented.
KBW’s analysis showed the following concerning the financial performance of FSRL and the selected companies:

	Selected Companies
	FSRL	Average	Median	25th Percentile	75th Percentile
LTM Core Return on Avg. Assets(1)	1.00%	1.08%	1.06%	0.94%	1.16%
LTM Core Return on Avg. Tangible Common Equity(1)	12.3%	11.9%	11.8%	9.0%	13.3%
LTM Core Pre-tax Pre-provision Return on Avg. Assets(1)(2)	1.30%	1.44%	1.42%	1.26%	1.59%
LTM Net Interest Margin	3.67%	3.44%	3.47%	3.25%	3.56%
LTM Fee Income / Revenue Ratio	23.1%	14.2%	10.7%	8.9%	17.7%
LTM Efficiency Ratio	70.3%	62.5%	64.8%	68.8%	54.4%

(1)
Core net income excluded extraordinary items, non-recurring items and gains / (losses) on sale of securities, non-controlling interest and amortization of intangible and goodwill impairment.

(2)
Based on core net income excluding provision for loan losses and taxes.

KBW’s analysis also showed the following concerning the financial condition of FSRL and, to the extent publicly available, the selected companies:
	Selected Companies
	FSRL	Average	Median	25th Percentile	75th Percentile
Tangible Common Equity / Tangible Assets	8.5%	9.5%	9.1%	8.4%	10.9%
Common Equity Tier 1 Ratio	13.0%	16.5%	14.7%	12.6%	16.2%
Total Capital Ratio	14.2%	17.8%	15.7%	14.3%	17.2%
Loans / Deposits	86.2%	80.6%	81.2%	73.9%	96.9%
Loan Loss Reserve / Gross Loans	1.11%	1.04%	1.02%	0.99%	1.16%
Nonperforming Assets / Loans and OREO(1)	0.19%	0.49%	0.27%	0.62%	0.05%
Net Charge-Offs / Average Loans	0.00%	0.07%	0.02%	0.09%	0.02%

(1)
Nonperforming assets included nonaccrual loans, restructured loans and OREO.

In addition, KBW’s analysis showed the following concerning the market performance of FSRL and, to the extent publicly available, the selected companies:
	Selected Companies
	FSRL	Average	Median	25th Percentile	75th Percentile
One-Year Stock Price Change(1)	69.1%	36.0%	31.7%	28.1%	48.7%
Year-To-Date Stock Price Change	24.4%	12.7%	15.5%	7.0%	18.5%
Stock Price / Tangible Book Value per Share	1.26x	1.24x	1.25x	1.07x	1.48x
Stock Price / LTM Core EPS(2)	11.5x	12.5x	11.7x	11.2x	13.1x
Stock Price / 2026 Estimated EPS	9.9x	10.7x	11.1x	10.7x	11.6x
Stock Price / 2027 Estimated EPS	9.1x	10.0x	10.1x	9.9x	10.6x
Dividend Yield(3)	—	2.3%	1.9%	1.6%	3.2%
MRQ Dividend Payout(4)	—	28.4%	25.0%	18.7%	41.1%

(1)
Two of the selected companies had their initial public offerings during the second half of 2025.

(2)
Core EPS was defined as core net income divided by average diluted shares outstanding; core net income excluded extraordinary items, non-recurring items and gains / (losses) on sale of securities, non-controlling interest and amortization of intangible and goodwill impairment.

(3)
Most recent quarterly dividend annualized as a percentage of stock price. FSRL and three of the selected companies did not pay dividends for the fiscal quarter ended March 31, 2026.

(4)
Most recent quarterly dividend annualized as a percentage of annualized MRQ Core EPS. FSRL and three of the selected companies did not pay dividends for the fiscal quarter ended March 31, 2026.

No company used as a comparison in the above selected companies analysis is identical to FSRL. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.
Selected Transactions Analysis.   KBW reviewed publicly available information related to 24 U.S. bank transactions announced since June 30, 2025 with announced deal values between $100 million and $400 million. Merger of equals transactions and the Enova International, Inc. / Grasshopper Bancorp, Inc. (a one-branch digital bank) transaction were excluded from the selected transactions.
The selected transactions were as follows:
Acquiror	Acquired Company
Bank First Corporation	PSB Holdings
Banner Corporation	Pacific Financial Corporation
Hancock Whitney Corporation	OFB Bancshares, Inc.
United Community Banks, Inc.	Peach State Bancshares, Inc.
Fidelity BancShares	Affinity Bancshares, Inc.
Esquire Financial Holdings, Inc.	Signature Bancorporation, Inc.
Stock Yards Bancorp, Inc.	Field & Main Bancorp, Inc.
Burke & Herbert Financial Services Corp.	LINKBANCORP, Inc.
Community West Bancshares	United Security Bancshares
Home Bancshares	Mountain Commerce Bancorp, Inc.
South Plains Financial, Inc.	BOH Holdings, Inc.
Fulton Financial Corporation	Blue Foundry Bancorp
Park National Corporation	First Citizens Bancshares, Inc.
Farmers National Corporation	Middlefield Banc Corp.
Third Coast Bancshares, Inc.	Keystone Bancshares, Inc.
HBT Financial, Inc.	CNB Bank Shares, Inc.
Prosperity Bancshares, Inc.	Southwest Bancshares, Inc.
Heritage Financial Corporation	Olympic Bancorp, Inc.
First Merchants Corporation	First Savings Financial Group, Inc.
National Bank Holdings Corporation	Vista Bancshares Inc.
Equity Bancshares, Inc.	Frontier Holdings, LLC
First Financial Bancorp.	BankFinancial Corporation
Bank First Corporation	Centre 1 Bancorp, Inc.
Prosperity Bancshares, Inc.	American Bank Holding Company
For each selected transaction, KBW derived the following implied transaction statistics, in each case based on the transaction consideration value paid for the acquired company and using financial data based on the acquired company’s then latest publicly available financial statements prior to the announcement of the respective selected transaction and, as was then publicly available from consensus “street estimates” or public investor presentations filed by the transaction parties, the one-year forward EPS estimates for the acquired company at the announcement of the respective selected transaction:
Price per common share to tangible book value per share of the acquired company (in the case of the 12 selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by total tangible common equity);

Pay to Trade ratio (calculated as the price to tangible book value multiple paid in the respective selected transaction divided by the acquiror’s standalone closing stock price to tangible book value multiple) in the 22 selected transactions in which stock consideration was paid;
Tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) of the acquired company, referred to as core deposit premium;
•
Price per common share to LTM EPS of the acquired company (in the case of the 12 selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by LTM earnings); and

•
Price per common share to estimated EPS of the acquired company for the first full fiscal year after the announcement of the respective selected transaction, referred to as FWD EPS, in the 12 selected transactions in which FWD EPS for the acquired company was available at announcement from consensus “street estimates” or public investor presentations filed by the transaction parties.

KBW also reviewed the price per common share paid for the acquired company for the 12 selected transactions involving publicly traded acquired companies as a premium/(discount) to the closing price of the acquired company one day prior to the announcement of the respective selected transaction (expressed as a percentage and referred to as the one-day market premium). The resulting transaction multiples and premiums for the selected transactions were compared with the corresponding transaction multiples and premiums for the proposed merger based on the indicative transaction value for the merger of $19.52 per outstanding share of FSRL stock and using historical financial information for FSRL as of or for the 12-month period ended March 31, 2026 provided by FSRL, the 2027 EPS estimate for FSRL taken from publicly available consensus “street estimates” of FSRL and the closing price of FSRL common stock on June 22, 2026.
The results of the analysis are set forth in the following table (excluding the impact of the LTM EPS multiples of two of the selected transactions, which multiples were considered not meaningful because they were greater than 35.0x or less than 0.0x, and excluding the impact of the FWD EPS multiple for one of the selected transactions, which multiple was considered not meaningful because it was less than 0.0x):
Selected Transactions
	Colony / FSRL Merger	25th Percentile	Median	Average	75th Percentile
Price / Tangible Book Value per Share	1.62x	1.30x	1.53x	1.50x	1.64x
Pay to Trade	1.14x	0.70x	0.92x	0.88x	1.06x
Price / LTM EPS	14.7x	11.7x	13.8x	14.2x	15.0x
Price / FWD EPS	11.7x	8.9x	10.1x	10.9x	13.0x
Core Deposit Premium	8.5%	4.6%	6.1%	5.5%	7.2%
1 Day Market Premium	28.0%	10.9%	19.4%	24.8%	29.4%
No company or transaction used as a comparison in the above selected transaction analysis is identical to FSRL or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.
Relative Contribution Analysis.   KBW analyzed the relative standalone contribution of Colony and FSRL to various pro forma balance sheet and income statement items and the combined market capitalization of the companies. This analysis did not include purchase accounting adjustments or cost savings. To perform this analysis, KBW used (i) balance sheet and income statement data for Colony and FSRL as of or for the 12-month period ended March 31, 2026, (ii) publicly available consensus “street estimates” of Colony and FSRL, and (iii) market price information as of June 22, 2026. The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the respective implied pro forma ownership percentages of Colony shareholders and FSRL shareholders in the combined company based on the 0.940x exchange ratio of the stock consideration provided for in the merger agreement at an 80% stock / 20% cash aggregate merger consideration mix and also hypothetically assuming 100% stock consideration for illustrative purposes:
	Colony % of Total	FSRL % of Total
Ownership:
Pro Forma Ownership at 80% stock / 20% cash aggregate merger consideration mix	77%	23%
Illustrative Ownership at Hypothetical 100% stock consideration	73%	27%
Market Information:
Pre-Transaction Market Capitalization	78%	22%
Balance Sheet:
Assets	77%	23%
Gross Loans Held For Investment	75%	25%
Deposits	77%	23%
Tangible Common Equity	77%	23%
Income Statement:
LTM Core Net Income	76%	24%
2026 Estimated Earnings	76%	24%
2027 Estimated Earnings	76%	24%
Financial Impact Analysis.   KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of Colony and FSRL. Using (i) closing balance sheet estimates assumed as of December 31, 2026 for Colony and FSRL taken from publicly available consensus “street estimates”, (ii) publicly available 2026 and 2027 EPS consensus “street estimates” for Colony and FSRL, and (iii) pro forma assumptions (including, without limitation, the cost savings expected to result from the merger as well as certain purchase accounting adjustments and other merger-related adjustments and the restructuring charge assumed with respect thereto) provided by Colony management, KBW analyzed the potential financial impact of the merger on certain projected financial results of Colony. This analysis indicated the merger could be accretive to Colony’s estimated 2026 EPS and estimated 2027 EPS and could be dilutive to Colony’s estimated tangible book value per share at closing assumed as of December 31, 2026. Furthermore, the analysis indicated that, pro forma for the merger, each of Colony’s tangible common equity to tangible assets ratio, Tier 1 Leverage Ratio, Common Equity Tier 1 Ratio, Tier 1 Capital Ratio and Total Risk-based Capital Ratio at closing assumed as of December 31, 2026 could be lower. For all of the above analysis, the actual results achieved by Colony following the merger may vary from the projected results, and the variations may be material.
Colony Dividend Discount Model Analysis.   KBW performed a dividend discount model analysis of Colony to estimate a range for the implied equity value of Colony. In this analysis, KBW used publicly available consensus “street estimates” for Colony and assumed long-term growth rates for Colony provided by Colony management, and KBW assumed discount rates ranging from 11.0% to 15.0%. The range of values was derived by adding (i) the present value of the implied future excess capital available for dividends that Colony could generate over the period from March 31, 2026 through December 31, 2031 as a standalone company, and (ii) the present value of Colony’s implied terminal value at the end of such period. KBW assumed that Colony would maintain a Common Equity Tier 1 Ratio of 10.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of Colony, KBW applied a range of 9.5x to 12.5x Colony’s estimated 2032 earnings. This dividend discount model analysis resulted in a range of implied values per share of Colony common stock of $20.19 to $26.77.
The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, and discount rates. The foregoing dividend discount model analysis did not purport to be indicative of the actual values or expected values of Colony or the pro forma combined entity.

FSRL Dividend Discount Model Analysis (with Cost Savings and Restructuring Charge).   KBW performed a dividend discount model analysis of FSRL to estimate a range for the implied equity value of FSRL, taking into account the cost savings expected to result from the merger and the assumed merger-related restructuring charge. In this analysis, KBW used publicly available consensus “street estimates” of FSRL, assumed long-term growth rates for FSRL provided by Colony management, and assumptions regarding cost savings and the merger-related restructuring charge provided by Colony management, and KBW assumed discount rates ranging from 14.0% to 18.0%. The range of values was derived by adding (i) the present value of the implied future excess capital available for dividends that FSRL could generate over the period from March 31, 2026 through December 31, 2031, and (ii) the present value of FSRL’s implied terminal value at the end of such period, in each case applying estimated cost savings and the assumed merger-related restructuring charge, where applicable. KBW assumed that FSRL would maintain a Common Equity Tier 1 Ratio of 10.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of FSRL, KBW applied a range of 8.0x to 12.0x FSRL’s estimated 2032 earnings (inclusive of estimated cost savings). This dividend discount model analysis resulted in a range of implied values per share of FSRL common stock, taking into account the cost savings expected to result from the merger and the assumed merger-related restructuring charge, of $21.19 to $32.29.
The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, and discount rates. The foregoing dividend discount model analysis did not purport to be indicative of the actual values or expected values of FSRL or the pro forma combined entity.
Miscellaneous.   KBW acted as financial advisor to Colony in connection with the proposed merger and did not act as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. KBW and its affiliates, in the ordinary course of its and their broker-dealer businesses, may from time to time purchase securities from, and sell securities to, Colony and FSRL. In addition, as market makers in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Colony or FSRL for its and their own respective accounts and for the accounts of its and their respective customers and clients.
Pursuant to the KBW engagement agreement, Colony has agreed to pay KBW a cash fee of $1,850,000, $250,000 of which became payable to KBW with the rendering of KBW’s opinion and the balance of which is contingent upon the consummation of the merger. Colony also has agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its engagement and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. Other than in connection with the present engagement, in the two years preceding the date of the opinion, KBW did not provide investment banking or financial advisory services to Colony. In the two years preceding the date of KBW’s opinion, KBW did not provide investment banking or financial advisory services to FSRL. KBW may in the future provide investment banking and financial advisory services to Colony or FSRL and receive compensation for such services.
Board Composition and Management of Colony after the Merger
Immediately prior to the effective time of the merger, Colony will increase the size of its board of directors by two members. Effective as of the effective time of the merger, F.R. Saunders, Jr. and one additional former member of the FSRL board of directors mutually selected by Colony and FSRL will be appointed to the Colony board of directors and will serve until their successors are duly elected and qualified pursuant to Colony’s bylaws. The appointment of such directors is subject to Colony’s director qualification standards, corporate governance policies and other requirements set forth in the merger agreement. Colony has agreed to use its reasonable best efforts to nominate such directors for election at Colony’s first annual meeting of shareholders following the closing of the merger, subject to the conditions set forth in the merger agreement.

In addition, if requested by FSRL, Colony will consider permitting one additional former member of the FSRL board of directors to attend meetings of the Colony board of directors and its committees in a non-voting observer capacity, subject to customary confidentiality and other requirements.
Except as described above, the directors and executive officers of Colony immediately prior to the effective time of the merger will continue to serve as the directors and executive officers of Colony following the effective time of the merger. In addition, Colony Bank intends to enter into employment agreements with (i) Rick Saunders as Executive Vice Chairman, (ii) Robert Haile as SVP and Chief Investment Officer and Treasurer, (iii) Justin Strickland as President of South Carolina Market, (iv) Brook Moore as Senior Vice President and Credit Officer for South Carolina Market, (v) Chuck Stuart as Co-President of Colony Mortgage, and (vi) J. Kight as Co-President of Colony Mortgage.
Information regarding the executive officers and directors of Colony is contained in documents filed by Colony with the SEC and incorporated by reference into this joint proxy statement/prospectus, including Colony’s Annual Report on Form 10-K for the year ended December 31, 2025 and its definitive proxy statement on Schedule 14A for its 2026 annual meeting, filed with the SEC on March 13, 2026 and April 16, 2026, respectively. See “Where You Can Find More Information” and “Additional Information.”
Interests of FSRL’s Directors and Executive Officers in the Merger
In the merger, the directors and executive officers of FSRL will receive the same merger consideration for their shares of FSRL common stock as other FSRL shareholders. In considering the recommendation of the FSRL board of directors with respect to the merger agreement, FSRL shareholders should be aware that certain of FSRL’s directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of FSRL shareholders generally. Interests of directors and executive officers that may be different from or in addition to the interests of FSRL shareholders include the following. The FSRL board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement.
For purposes of this disclosure, FSRL’s executive officers are F.R. Saunders, Jr., F. Justin Strickland and Robert W. Haile, Jr.
Treatment of Equity Awards
Pursuant to the terms of the merger agreement, immediately prior to the effective time of the merger, all restricted stock and restricted stock units (“RSUs”) awarded to executive officers of FSRL granted under FSRL benefit plans will become fully vested as a result of the merger. At the effective time of the merger, each share of FSRL restricted stock will receive, at the election of the holder, either the per share cash consideration or the per share stock consideration and each FSRL RSU that is outstanding prior to the closing of the merger will be cancelled and converted into the right to receive, at the election of the holder, either the per share cash consideration or the per share stock consideration in respect of each FSRL RSU. Certain FSRL RSUs will be assumed by Colony and converted into Colony RSUs, but none of those FSRL RSUs were issued to executive officers of FSRL.
F.R. Saunders, Jr., CEO of FSRL and First Reliance Bank, is the sole employee of FSRL with options to purchase shares of FSRL common stock and he will receive cash payments in connection with such options. Pursuant to the terms of the merger agreement, at the effective time of the merger, each option to purchase shares of FSRL common stock, whether vested or unvested, will be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (1) the total number of shares of FSRL common stock subject to such option and (2) the excess, if any, of the per share cash consideration over the exercise price per share of FSRL common stock under such option, less applicable taxes.
The following table sets forth, as of June 30, 2026, the aggregate number of options to purchase shares of FSRL common stock and unvested RSUs and shares of restricted stock held by each of FSRL’s executive officers, plus an approximation of the value that each of them may become entitled to receive in connection with their outstanding equity awards, assuming continued employment or service through the completion of the merger, that the completion of the merger occurs on November 1, 2026, and that the per share cash equivalent at the effective time of the merger is $19.75 (which represents the fixed per share cash consideration to be received by shareholders of FSRL in the merger):
Name	Number of FSRL options (#)	Value of FSRL options ($)	Number of shares of FSRL restricted stock subject to acceleration (#)	Value of accelerated shares of FSRL restricted stock ($)	Number of shares of FSRL RSUs subject to acceleration (#)	Value of accelerated shares of FSRL RSUs ($)	Total value to be received in connection with outstanding equity awards ($)
F.R. Saunders Jr.	100,000(1)	$1,248,200	2,836	$56,011	24,022	$474,434	$1,778,645
F. Justin Strickland	—	—	37,500	$740,625	23,680	$467,680	$1,208,305
Robert W. Haile Jr.	—	—	15,000	$296,250	20,424	$403,375	$699,624

(1)
Includes a vested stock option to purchase 20,000 shares with an exercise price of $7.54, and a vested stock option to purchase 80,000 shares with an exercise price of $7.20.

Termination of Existing Employment Agreements
First Reliance Bank previously entered into employment agreements with its executive officers that provide for benefits and compensation payable in connection with a change in control of FSRL, including: (1) an employment agreement with Mr. Saunders, dated June 3, 2016, as amended (the “Saunders Agreement”), (2) an employment agreement with Mr. Strickland, President of First Reliance Bank, dated October 12, 2022, and (3) an employment agreement with Mr. Haile, Executive Vice President and Chief Financial Officer of First Reliance Bank, dated November 15, 2022, as amended. These existing employment agreements contain termination provisions under which the executive would be entitled to various payments in the event of their termination of employment for good reason or without cause. The Saunders Agreement provides that if a change in control occurs during the term, Mr. Saunders will receive a lump-sum payment equal to three times his annual compensation, which is defined as (x) his base salary when the change in control occurs plus (y) any bonus or incentive compensation earned for the calendar year ended immediately before the year in which the change in control occurs. The Strickland Agreement provides that if a change in control occurs during the term, and Mr. Strickland’s employment is terminated for good reason or without cause, he will a lump-sum payment equal to two times his then current annual base salary plus any bonus earned or accrued through the date of termination. The Haile Agreement provides that if a change in control occurs during the term, and Mr. Haile’s employment is terminated for good reason or without cause, he will a lump-sum payment equal to two and one-half times (v) his then current annual base salary plus (w) his preceding calendar year’s cash bonus, as well as any bonus earned or accrued through the date of termination.
Each of the existing employment agreements will be terminated immediately prior to the effective time and conditioned upon consummation of the merger pursuant to a termination agreement with First Reliance Bank. Such termination agreement will provide for the termination of the corresponding employment agreement, including the right of the executive to receive the change in control payment to which the executive would be entitled to receive pursuant to their employment agreement and, in exchange for such termination, the receipt of a lump-sum termination payment. The termination payment expected to be paid to Messrs. Saunders, Strickland, and Haile, in exchange for the termination of their existing employment agreement with First Reliance Bank is $1,621,829, $650,000, and $596,875, respectively, in each case, assuming the merger is consummated on or prior to November 1, 2026. The payment will be reduced to the extent necessary to avoid it constituting an “excess parachute payment” under Section 280G of the Code.
Termination of Saunders Supplemental Executive Retirement Plan
First Reliance Bank maintains a supplemental executive retirement plan, or SERP, for the benefit of Mr. Saunders, which is intended to provide supplemental benefits upon the executive reaching normal retirement or death prior to retirement. As he has exceeded the normal retirement age under the SERP, Mr. Saunders is fully vested in his SERP benefit and has already been receiving monthly payments under the SERP. Immediately prior to the effective time and conditioned upon consummation of the merger, the existing SERP will be terminated and, in exchange therefor, Mr. Saunders will be entitled to receive a payment equal to then-current accrual balance under the SERP. Assuming the merger is consummated on November 1, 2026, Mr. Saunders will receive an estimated pretax SERP payment of $1,176,230, which is less than the estimated present value of the benefits he would have received under the SERP if the merger had not occurred.
Employment Agreements with Colony Bank
In connection with the execution of the merger agreement, Colony Bank has entered into employment agreements with (i) Mr. Saunders as Executive Vice Chairman, (ii) Mr. Strickland as President of the South Carolina market, and (iii) Mr. Haile as Senior Vice President, Chief Investment Officer and Treasurer, which will become effective upon completion of the merger. The employment agreement for Mr. Saunders provides that Mr. Saunders will serve as Executive Vice Chairman of Colony Bank for a term of five years at an annual base salary of $450,000. The employment agreement for Mr. Strickland provides that Mr. Strickland will serve as President of the South Carolina market for a term of two years at an annual base salary of $325,000. The employment agreement for Mr. Haile provides that Mr. Haile will serve as Senior Vice President, Chief Investment Officer and Treasurer of Colony Bank for a term of two years at an annual base salary of $225,000. Each individual will also be eligible to participate in existing Colony Bank bonus plans and all welfare benefit plans and programs sponsored by Colony Bank. Each individual is entitled to severance payments if their employment is terminated by Colony Bank without “cause” or by the individual for “good reason” in an amount equal to one (1) times his then-current base salary, payable in installments over twelve months, if such termination occurs prior to or more than twelve months following a change in control of Colony Bank. If, however, such termination occurs within twelve months following a change in control of Colony Bank, then the severance payment with respect to Mr. Saunders’s agreement is equal to one and one-half (1.5) times the sum of his then-current base salary plus an amount equal to the annual bonus paid with respect to the calendar year immediately preceding the effective date of the termination, and with respect to Mr. Haile’s and Mr. Strickland’s agreements, such severance payment is one (1) times the sum of his then-current base salary plus an amount equal to the annual bonus paid with respect to the calendar year immediately preceding the effective date of the termination. Pursuant to the employment agreements, Mr. Saunders has agreed not to compete with Colony Bank or to solicit its employees or customers during the term of the agreement and for a period of 24 months thereafter, and Mr. Strickland has agreed not to compete with Colony Bank and he and Mr. Haile have agreed not to solicit its employees or customers during the term of the agreement and for a period of twelve months thereafter.
Saunders and Haile Retention Agreements with Colony Bank
In connection with the execution of the merger agreement, Colony Bank has entered into retention agreements with Messrs. Saunders and Haile, which will become effective upon completion of the merger. Under his retention agreement, Mr. Saunders is entitled to receive an aggregate cash retention bonus of $1,350,000, payable in three equal installments of $450,000 payable on the first payroll date following the first, second and third anniversaries of the effective time of the merger. If Mr. Saunders’ employment terminates for any reason prior to a payment date, he will forfeit any unpaid portion of the retention bonus; provided, however, that if Mr. Saunders dies or Colony Bank terminates Mr. Saunders’s employment without “cause” or Mr. Saunders resigns for “good reason” (as such terms are defined in Mr. Saunders’ employment agreement with Colony Bank) prior to a payment date, Mr. Saunders will be entitled to receive any unpaid portion of the retention bonus in a lump sum within 60 days following termination, subject to his execution of a general release of claims and compliance with his continuing obligations under his employment agreement. In addition, if a change in control (as such term is defined in Mr. Saunders’ employment agreement with Colony Bank) occurs prior to a payment date, Mr. Saunders will be entitled to receive any unpaid portion of the retention bonus in a lump sum within 60 days following termination, subject to his execution of a general release of claims and compliance with his continuing obligations under his employment agreement. The retention bonus is in addition to any other compensation or benefits Mr. Saunders may be eligible to receive, including under his employment agreement with Colony Bank.
Under his retention agreement, Mr. Haile is entitled to receive an aggregate cash retention bonus of $300,000, payable in two equal installments of $150,000 each: (i) the first installment payable on the first payroll date following the conversion of First Reliance Bank’s processing core system, and (ii) the second installment payable on the first regular payroll date following March 31, 2028, in each case subject to Mr. Haile’s continued employment with Colony Bank through the applicable payment date. If Mr. Haile’s employment terminates for any reason prior to a payment date, he will forfeit any unpaid portion of the retention bonus; provided, however, that if Colony Bank terminates Mr. Haile’s employment without “cause” or Mr. Haile resigns for “good reason” (as such terms are defined in Mr. Haile’s employment agreement with Colony Bank) prior to a payment date, Mr. Haile will be entitled to receive any unpaid portion of the retention bonus in a lump sum within 60 days following termination, subject to his execution of a general release of claims and compliance with his continuing obligations under his employment agreement. The retention bonus is in addition to any other compensation or benefits Mr. Haile may be eligible to receive, including under his employment agreement with Colony Bank.
Indemnification of FSRL Directors and Officers
Colony has agreed to indemnify the directors and officers of FSRL and its subsidiaries following the effective time of the merger. Colony has also agreed to maintain in effect a directors’ and officers’ liability insurance policy for a period of six years after the effective time of the merger with respect to claims arising from facts, events or actions which occurred prior to the effective time of the merger and covering persons who are currently covered by such insurance. The insurance policy must contain at least the same coverage and amounts and contain terms and conditions no less advantageous to the directors and officers as currently provided, subject to a cap on the cost of such policy equal to 200% of the last annual premium paid by FSRL.
Interests of FSRL Directors Combined
Pursuant to the merger agreement, Colony has agreed that two current members of FSRL’s board of directors, to be designated by FSRL, will be appointed to the board of directors of Colony and Colony Bank, effective as of the closing of the merger.
In conjunction with the execution of the merger agreement, members of FSRL’s board of directors each executed a voting agreement pursuant to which they agreed to vote their respective beneficially owned shares in favor of the merger and also executed non-competition and non-disclosure agreements as described more fully in this joint proxy statement/prospectus. As of the closing date of the merger, members of FSRL’s board of directors and the board of directors of First Reliance Bank will resign from those boards.
Trading Markets and Dividends
Colony
Colony’s common stock is listed for trading on the New York Stock Exchange under the symbol “CBAN” and will continue to be listed under that symbol following the merger. Under the terms of the merger agreement, Colony will cause the shares of common stock to be issued to FSRL’s shareholders in the merger to be approved for listing on the New York Stock Exchange.
The following table sets forth the closing sale prices of Colony common stock as reported on the New York Stock Exchange on June 23, 2026, the last full trading day before the public announcement of the merger agreement, and on August 24, 2026, the latest practicable trading date before the date of this joint proxy statement/prospectus.
	Colony Common Stock	Implied Value of One Share of FSRL Stock to be Converted to Merger Consideration
June 23, 2026	$21.08	$19.82
August 24, 2026	21.38	20.10

FSRL
As of August 21, 2026, there were 7,895,460 shares of FSRL common stock outstanding, which were held by approximately 589 holders of record.
FSRL’s common stock is traded on the OTCQX Best Market under the symbol “FSRL”. FSRL’s common stock has traded only sporadically and in limited volume. Quotations on the OTCQX reflect inter-dealer prices, without retail markup, markdown or commission, and may not represent actual transactions, and do not necessarily reflect the intrinsic or market values of the common stock. The OTC Markets Group, Inc. is an electronic, screen-based market which imposes considerably less stringent listing standards than the New York Stock Exchange. The following table sets forth the high and low reported intraday sales prices per share of FSRL common stock for the period indicated:
Date	High	Low
2026
First Quarter	$16.03	$12.00
Second Quarter	$18.75	$13.03
2025
First Quarter	$9.98	$9.35
Second Quarter	$10.00	$9.00
Third Quarter	$10.21	$9.36
Fourth Quarter	$13.70	$10.00
2024
First Quarter	$8.65	$7.70
Second Quarter	$8.65	$7.60
Third Quarter	$10.59	$7.60
Fourth Quarter	$10.24	$9.16
Under the merger agreement, FSRL is prohibited from paying any dividend or distribution to its shareholders before the effective time of the merger, other than dividends paid in the ordinary course of business and consistent with past practices, without the prior written consent of Colony. FSRL’s ability to pay dividends is also subject to state and federal laws and regulations.
FSRL did not pay any dividends per share on FSRL common stock during the periods presented in the table above.
Restrictions on Resale of Colony Common Stock
The shares of Colony common stock to be issued in connection with the merger will be registered under the Securities Act, and will be freely transferable, except for shares issued to any shareholder who may be deemed to be an “affiliate” of Colony for purposes of Rule 144 under the Securities Act. Persons who may be deemed to be affiliates of Colony include individuals or entities that control, are controlled by, or are under common control with Colony and may include the executive officers, directors and significant shareholders of Colony.
Dissenters’ Rights
The following discussion is not a complete description of the law relating to dissenters’ rights available under South Carolina law. This description is qualified in its entirety by the full text of Chapter 13 of the SCBCA which is reprinted in its entirety as Annex D to this joint proxy statement/prospectus. If you desire to exercise your appraisal rights, you should review carefully the SCBCA and are urged to consult a legal advisor before electing or attempting to exercise these rights.
Under the terms of applicable South Carolina law, holders of FSRL stock will be entitled to dissent from the merger and to obtain payment in cash of the fair value of their shares of FSRL stock. Set forth below is a summary of the procedures that must be followed by the holders of FSRL stock to exercise their dissenters’ rights of appraisal. This summary is qualified in its entirety by reference to the text of the applicable South Carolina statutes, a copy of which is attached to this joint proxy statement/prospectus as Annex D. Any holder of record of FSRL stock who objects to the FSRL merger proposal and who fully complies with all of the provisions of Chapter 13 of the SCBCA (but not otherwise) will be entitled to demand and receive payment for all of his or her shares of FSRL stock if the merger is consummated.
A shareholder of FSRL who objects to the FSRL merger proposal and desires to receive payment of the “fair value” of his or her FSRL stock: (i) must give to FSRL, before the vote on the FSRL merger proposal is taken, written notice of such shareholder’s intent to demand payment for the shareholder’s shares if the merger is consummated; and (ii) must not vote the shareholder’s shares in favor of the FSRL merger proposal. A vote in favor of the FSRL merger proposal cast by the holder of a proxy solicited by FSRL will not disqualify the shareholder from demanding payment for the shareholder’s shares under Chapter 13 of the SCBCA.
A failure to vote against the FSRL merger proposal will not constitute a waiver of dissenters’ rights. A vote against the approval of the FSRL merger proposal alone will not constitute the separate written notice of intent to demand payment referred to immediately above. Dissenting shareholders must separately comply with the foregoing requirements.
Any notice required to be given to FSRL must be sent to First Reliance Bancshares, Inc., 2170 West Palmetto Street, Florence, South Carolina 29501, Attention: Robert Haile.
If the FSRL merger proposal is authorized at a shareholders’ meeting, FSRL (or Colony as successor to FSRL in connection with the merger) will deliver a written dissenters’ notice to each shareholder who satisfied the requirements of Section 33-13-210(a) of the SCBCA no later than 10 days after such authorization. The dissenters’ notice will: (i) state where the payment demand must be sent and where certificates for certificated shares must be deposited; (ii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received; (iii) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires the person asserting dissenters’ rights to certify whether that person or, if a nominee is asserting dissenters’ rights on behalf of a beneficial shareholder, the beneficial shareholder acquired beneficial ownership of the shares before that date; (iv) set a date by which FSRL must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the dissenters’ notice is delivered; (v) set a date by which certificates for certificated shares must be deposited, which date may not be earlier than 20 days after the demand date; and (vi) be accompanied by a copy of Chapter 13 of the SCBCA.
Except as provided in Section 33-13-270 of the SCBCA with respect to after-acquired shares, when the FSRL merger proposal is approved, or upon receipt of a payment demand, FSRL (or Colony as successor to FSRL in connection with the merger) will pay each dissenter who substantially complied with Section 33-13-230 of the SCBCA the amount the corporation estimates to be the fair value of the dissenter’s shares, plus accrued interest. The payment will be accompanied by: (i) the corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year and the latest available interim financial statements, if any; (ii) a statement of the corporation’s estimate of the fair value of the shares and an explanation of how the fair value was calculated; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenter’s right to demand additional payment under Section 33-13-280 of the SCBCA; and (v) a copy of Chapter 13 of the SCBCA.
Under Section 33-13-270 of the SCBCA, FSRL(or Colony as successor to FSRL in connection with the merger) may elect to withhold the payment required by Section 33-13-250 from a dissenter as to any shares of which the dissenter (or the beneficial owner on whose behalf the dissenter is asserting dissenters’ rights) was not the beneficial owner on the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action, unless the beneficial ownership of the shares devolved upon the dissenter or beneficial owner by operation of law from a person who was the beneficial owner on that date. To the extent FSRL elects to withhold payment, after taking the corporate action it will estimate the fair value of the shares, plus accrued interest, and pay that amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. FSRL will send with any such offer a statement of its estimate of the fair value of the shares, an explanation of how the fair value and interest were calculated and a statement of the dissenter’s right to demand additional payment under Section 33-13-280 of the SCBCA.
Under Section 33-13-280 of the SCBCA, a dissenter may notify FSRL in writing of the dissenter’s own estimate of the fair value of the shares and the amount of interest due and demand payment of that estimate (less any payment under Section 33-13-250), or reject FSRL’s offer under Section 33-13-270 and demand payment of the fair value of the shares and interest due, if the dissenter believes that the amount paid or offered is less than the fair value of the shares or that the interest due was calculated incorrectly, if FSRL fails to make payment under Section 33-13-250 or to offer payment under Section 33-13-270 within 60 days after the date set for demanding payment, or if FSRL, having failed to take the proposed action, does not return deposited certificates or release transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment. A dissenter waives the right to demand additional payment unless the dissenter notifies FSRL in writing of the demand within 30 days after FSRL made or offered payment for the shares. If a demand for additional payment remains unsettled, FSRL must commence a proceeding within 60 days after receiving the demand for additional payment and petition the court to determine the fair value of the shares and accrued interest. FSRL must commence the proceeding in the circuit court of the county where FSRL’s principal office is located. If FSRL does not commence the proceeding within that 60-day period, it must pay each dissenter whose demand remains unsettled the amount demanded.
In any court proceeding under Section 3-13-300 of the SCBCA, the court will determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court will assess the costs against FSRL, except that it may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 33-13-280. The court also may assess the fees and expenses of counsel and experts for the respective parties, in amounts it finds equitable: (i) against FSRL and in favor of any or all dissenters if it finds FSRL did not comply substantially with the requirements of Sections 33-13-200 through 33-13-280; or (ii) against either FSRL or a dissenter, in favor of any other party, if it finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by Chapter 13. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against FSRL, the court may award such counsel reasonable fees to be paid out of the amounts awarded the dissenters who benefited.
FSRL shareholders should be aware that cash paid to dissenting shareholders in satisfaction of the fair value of their shares of FSRL stock will result in the recognition of any gain or loss realized for U.S. federal income tax purposes.
Failure by an FSRL shareholder to follow the steps required by the SCBCA for perfecting dissenters’ rights may result in the loss of such rights. In view of the complexity of these provisions and the requirement that they be strictly complied with, if you hold shares of FSRL stock and are considering dissenting from the approval of the FSRL merger proposal and exercising your dissenters’ rights under the SCBCA, you should consult your legal advisors.
Regulatory Approvals Required for the Merger
Federal Reserve Board
The merger of FSRL with and into Colony is subject to approval by, or a waiver of the applicable approval requirements from the Federal Reserve Board under Section 3 of the Bank Holding Company Act of 1956, or the BHC Act, and its implementing regulations. In considering the approval of a transaction such as the merger, the BHC Act and related laws require the Federal Reserve Board to review, with respect to the parent holding companies and the bank concerned: (1) the competitive impact of the transaction; (2) financial, managerial and other supervisory considerations, including capital positions and managerial resources of the subject entities; (3) the record of the insured depository institution subsidiaries of the bank holding companies under the Community Reinvestment Act and fair lending laws; (4) the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system; and (5) additional public benefits of the proposal, such as the benefits to the customers of the subject entities. In connection with its review, the Federal Reserve Board will provide an opportunity for public comment on the application and is authorized to hold a public meeting or other proceeding if it determines that would be appropriate.
Merger transactions between bank holding companies are generally eligible for a waiver from the general requirement of prior approval of the Federal Reserve Board if the transaction is part of the merger or consolidation of the bank with a subsidiary bank of the acquiring bank holding company, and if: (i) the bank merger occurs simultaneously with the merger of the holding companies, and the bank is not operated by the acquiring bank holding company as a separate entity; (ii) the transaction requires the prior approval of a federal supervisory agency under the Bank Merger Act; (iii) the transaction does not involve the acquisition of any nonbank company that would require approval under Section 4 of the BHC Act; (iv) both before and after the transaction, the acquiring bank holding company satisfies the Federal Reserve Board’s capital adequacy guidelines; and (v) at least ten days prior to the transaction, the acquiring bank holding company has provided notice to the Federal Reserve Board regarding the transaction and the proposed application for the waiver. Colony has determined that the merger transaction meets the eligibility requirements for a waiver of the applicable approval requirements from the Federal Reserve Board under Section 3 of the BHC Act. Colony filed a request for waiver from the application requirements of Section 3 of the BHC Act. The companies are not aware of any reason why the Federal Reserve Board would fail to grant the waiver of application requirements.
Federal Deposit Insurance Corporation
The merger of First Reliance Bank with and into Colony Bank must be approved by the FDIC under the Federal Deposit Insurance Act (12 U.S.C. 1828(c)), commonly known as the Bank Merger Act. An application for approval of the bank merger was filed with the FDIC. In evaluating an application filed under the Bank Merger Act, the FDIC generally considers: (1) the competitive impact of the transaction; (2) financial and managerial resources of the banks party to the bank merger or mergers; (3) the convenience and needs of the community to be served and the record of the banks under the Community Reinvestment Act; (4) the banks’ effectiveness in combating money-laundering activities; and (5) the extent to which the bank merger or mergers would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. In connection with its review, the FDIC will provide an opportunity for public comment on the application for the bank merger and is authorized to hold a public meeting or other proceeding if they determine that would be appropriate. The companies are not aware of any reason why the FDIC would fail to approve the bank merger as contemplated under this joint proxy statement/prospectus.
The U.S. Department of Justice has up to 30 days following approvals by the Federal Reserve and FDIC to challenge the approval on antitrust grounds. While Colony and FSRL do not know of any reason that the Department of Justice would challenge regulatory approval or waiver, as applicable, by the Federal Reserve and FDIC and believe that the likelihood of such action is remote, there can be no assurance that the Department of Justice will not initiate such a proceeding, or if such a proceeding is initiated, as to the result of any such challenge.
Georgia Department of Banking and Finance
The merger of FSRL with and into Colony requires the approval of commissioner of the GDBF pursuant to O.C.G.A. § 7-1-606. Under Georgia law, the commissioner of the GDBF shall consider the financial and managerial resources and future prospects of FSRL and Colony and the combined company and whether the convenience and needs of the community will be served by the merger. The application to the GDBF with respect to the merger is also subject to public comment. An application for approval of the merger was filed with the GDBF. The companies are not aware of any reason why the GDBF would fail to approve the merger as contemplated under this joint proxy statement/prospectus.
The merger of First Reliance Bank with and into Colony Bank requires the approval of the commissioner of the GDBF pursuant to O.C.G.A. § 7-1-530 and O.C.G.A. § 7-1-628.5. Under Georgia law, the commissioner of the GDBF shall consider the financial history and condition of the parties, the future prospects of the existing and proposed institutions, the character of their management, and whether the convenience and needs of the community will be served. An application for approval of the bank merger was filed with the

GDBF. The companies are not aware of any reason why the GDBF would fail to approve the bank merger contemplated under this joint proxy statement/prospectus.
South Carolina Board of Financial Institutions
The merger of FSRL with and into Colony requires the approval of the SCBFI pursuant to S.C. Code § 34-25-30. The application to the SCBFI with respect to the merger is also subject to public comment. An application for approval of the merger was filed with the SCBFI. The companies are not aware of any reason why the SCBFI would fail to approve the merger as contemplated under this joint proxy statement/prospectus.
The merger of First Reliance Bank with and into Colony Bank requires the approval of the SCBFI pursuant to S.C. Code § 34-25-240. An application for approval of the bank merger was filed with the SCBFI. The companies are not aware of any reason why the SCBFI would fail to approve the bank merger contemplated under this joint proxy statement/prospectus.
Notifications and/or applications requesting approval of the merger, or other transactions contemplated by the merger agreement, may be submitted to various other federal and state regulatory authorities and self-regulatory organizations.
The approval of any notice or application merely implies satisfaction of regulatory criteria for approval and does not include review of the merger from the standpoint of the adequacy of the consideration to be received by, or fairness to, shareholders. Regulatory approval does not constitute an endorsement or recommendation of the proposed merger.
Colony and FSRL are not aware of any material governmental approvals or actions that are required prior to the parties’ completion of the merger other than those described in this joint proxy statement/prospectus. If any additional governmental approvals or actions are required, the parties presently intend to seek those approvals or actions. However, the parties cannot assure you that any of these additional approvals or actions will be obtained.

THE MERGER AGREEMENT
The following describes certain aspects of the merger, including certain material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A and is incorporated by reference into this joint proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.
Structure of the Merger
Each of the boards of directors of Colony and FSRL has unanimously approved the merger agreement. Under the merger agreement, FSRL will merge with and into Colony, with Colony continuing as the surviving entity. Immediately following the merger, First Reliance Bank, FSRL’s wholly-owned banking subsidiary, will merge with and into Colony Bank, Colony’s wholly-owned banking subsidiary.
Prior to the effective time, Colony may elect, subject to the filing of all necessary applications and the receipt of all required regulatory approvals, to modify the structure of the transactions contemplated by the merger agreement so long as (1) there are no material adverse federal income tax consequences to the shareholders of FSRL stock as a result of such modification, (2) the consideration to be paid to holders of FSRL stock, shares of FSRL RSUs or options to purchase shares of FSRL stock under the merger agreement is not thereby changed in kind or reduced in amount solely because of such modification, (3) such modification will not be likely to materially delay or jeopardize receipt of any required regulatory approvals, and (4) such modification does not require submission to or approval by FSRL’s shareholders after the FSRL shareholders have approved the FSRL merger proposal. In the event of such election, the parties agree to execute an appropriate amendment to the agreement to reflect such election.
Merger Consideration
If the merger agreement is approved by the shareholders of FSRL, the stock issuance is approved by the shareholders of Colony, all other conditions to consummation of the merger are satisfied or waived and the merger is completed, each share of FSRL stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive, at the election of each FSRL shareholder, either: (i) an amount of cash, without interest, equal to $19.75 (the “per share cash consideration”) or (ii) 0.94 shares of Colony common stock (the “per share stock consideration”), subject to the election, allocation and proration procedures set forth in the merger agreement, including a limitation that the aggregate number of shares of FSRL stock receiving the per share stock consideration may not exceed 80% of the FSRL stock outstanding immediately prior to the effective time (the “stock conversion maximum”) (the consideration such holder receives, the “merger consideration”). In addition, the merger may not be consummated unless at least 50% of the aggregate merger consideration is in the form of Colony common stock.
As discussed below under the heading “Termination of the Merger Agreement,” If FSRL provides notice of its intention to terminate the merger agreement as a result of certain changes in the trading price of Colony common stock relative to the price of the NASDAQ Bank Index, Colony has the option (but not the obligation) to adjust the exchange ratio such that the aggregate stock consideration portion of the merger consideration is equal to or greater than the lesser of (i) an amount equal to the product of $21.08, the maximum number of shares of Colony common stock to be issued as merger consideration, and 0.80; or (ii) an amount equal to the product of the index ratio, 0.80, the maximum number of shares of Colony common stock to be issued as merger consideration, and the average Colony closing price, divided by the Colony ratio (each as calculated per the merger agreement).
Following the completion of the merger, former FSRL shareholders will own approximately 22.57% of the combined company based upon the number of Colony shares outstanding as of August 19, 2026.
Although the number of shares of Colony common stock that FSRL shareholders will receive is fixed, the market value of the per share stock consideration and the aggregate merger consideration will fluctuate with the market price of Colony common stock and will not be known at the time FSRL or Colony shareholders vote on the merger. Colony common stock is currently quoted on the New York Stock Exchange under the symbol “CBAN.” Based on the last reported sale price of Colony common stock of $21.08 per share on June 23, 2026, the last full trading day before the public announcement of the merger agreement, the 0.94 exchange ratio represented approximately $19.82 in value for each share of FSRL stock to be converted into Colony common stock. Based on the closing sale price of Colony common stock of  $21.38 per share on August 24, 2026, the latest practicable trading date prior to the printing of this joint proxy statement/prospectus, the exchange ratio represented approximately $20.10 in value for each share of FSRL stock to be converted into Colony common stock. FSRL stock is quoted the OTCQX Best Market under the symbol “FSRL” and the last sale price on June 23, 2026, the last full trading day before the public announcement of the merger agreement, was $15.25 per share, and the most recent reported closing sale price of FSRL stock on August 24, 2026 was $19.65 per share.
Anti-Dilutive Adjustments
The consideration to be received by FSRL shareholders is subject to an anti-dilutive adjustment only if the number of shares of Colony common stock or FSRL stock issued and outstanding prior to the effective time are increased or decreased, or changed into or exchanged for a different number or kind of shares or securities, in any such case as a result of a stock split, reverse stock split, stock combination, stock dividend, reclassification, or similar transaction, or there will be any extraordinary dividend or distribution with respect to such stock, and the record date therefor will be prior to the effective time. In that case, an appropriate and proportionate adjustment will be made to the merger consideration to give holders of FSRL stock the same economic effect as contemplated by the merger agreement prior to such event. However, no adjustment will be made regarding Colony common stock if (i) Colony issues additional shares of Colony common stock and receives consideration for such shares (including, without limitation, upon the exercise of outstanding stock options or other equity awards) or (ii) Colony issues employee or director stock grants or similar equity awards pursuant to a Colony benefit plan. There are no other adjustments to the merger consideration contemplated under the merger agreement.
Fractional Shares
Colony will not issue any fractional shares of Colony common stock in the merger. Instead, a FSRL shareholder who otherwise would have received a fraction of a share of Colony common stock will receive an amount in cash (without interest and rounded to the nearest cent) determined by multiplying (1) the average of the daily closing prices for shares of Colony common stock for the 20 consecutive full trading days ending on the trading day immediately preceding the fifth business day prior to the date of closing of the merger on which such shares are actually traded on the New York Stock Exchange by (2) the fraction of a share (rounded to the nearest one hundredth of a share) of Colony common stock to which such shareholder would otherwise be entitled to receive.
Treatment of RSUs
Immediately prior to, but contingent upon, the effective time of the merger, each then-outstanding restricted stock unit (other than certain restricted stock units identified as “rollover RSUs”) granted under any FSRL stock plan (a “FSRL RSU”) will become fully vested and will be cancelled and converted into the right to receive, as elected by the holder and subject to allocation procedures and applicable tax withholdings, either the per share cash consideration or the per share stock consideration.
Immediately prior to, but contingent upon, the effective time of the merger, each rollover RSU will be assumed by Colony and converted into a restricted stock unit (each, a “Colony RSU”) with respect to shares of Colony common stock. The number of Colony RSUs issuable with respect to each rollover RSU will equal the product of (i) the number of shares of FSRL stock underlying each rollover RSU and (ii) the exchange ratio, rounded down to the nearest whole share. The Colony RSUs issued upon conversion of the rollover RSUs will be subject to substantially the same terms and conditions as the rollover RSUs, including any vesting and acceleration of vesting provisions; provided that Colony may implement changes that, in the reasonable and good faith determination of Colony, are appropriate to conform the rollover RSUs to the Colony RSUs, so long as such changes do not modify the vesting and acceleration of vesting provisions.

Treatment of RSAs
Immediately prior to, but contingent upon, the effective time of the merger, all outstanding shares of FSRL restricted common stock that will become fully vested and will receive, at the election of the holder and subject to the allocation procedures set forth in the merger agreement, either the per share cash consideration or the per share stock consideration in respect of each share of FSRL restricted stock, less any required withholding taxes.
Treatment of Options to Purchase Shares of FSRL stock
Immediately prior to, but contingent upon, the effective time of the merger, each then-outstanding option to purchase shares of FSRL stock, whether vested or unvested, will be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (1) the total number of shares of FSRL stock subject to such option and (2) the excess, if any, of the per share cash consideration over the exercise price per share of FSRL stock under such option, less any required tax withholding. No payment will be made with respect to any option having an exercise price per share equal to or greater than the per share cash consideration.
Closing and Effective Time
The merger will be closed on the first day of the calendar month following the day all of the conditions to closing have been satisfied or waived in accordance with the terms of the merger agreement, including receipt of all necessary regulatory and corporate approvals and the expiration of all mandatory waiting periods, unless FSRL and Colony agree as to a different closing date. The effective time of the merger will be the later of (1) the date and time of the filing of the articles of merger with the Secretary of State of the State of Georgia and with the Secretary of State of the State of South Carolina or (2) the date and time when the merger becomes effective as set forth in the articles of merger. It currently is anticipated that the merger will be completed as early as the fourth quarter of 2026, subject to the receipt of regulatory approvals and the satisfaction of other closing conditions set forth in the merger agreement, but neither Colony nor FSRL can guarantee when or if the merger will be completed. See “The Merger Agreement — Conditions to Complete the Merger” beginning on page 109.
Organizational Documents of the Surviving Company
At the effective time of the merger, the Articles of Incorporation, as amended, and the Amended and Restated Bylaws of Colony in effect immediately prior to the effective time of the merger will be the articles of incorporation and bylaws of the surviving company until thereafter amended in accordance with their respective terms and applicable laws.
Election Procedures; Allocation of Merger Consideration; Exchange of Certificates
The merger agreement allows each FSRL shareholder to make an election to exchange their shares of FSRL stock for either the per share cash consideration, the per share stock consideration, or a combination thereof. No less than 20 business days prior to the election deadline, Colony’s exchange agent will mail to each holder of record of each share of FSRL stock an election form and a letter of transmittal and instructions for electing the holder’s merger consideration and the surrender of the holder’s FSRL stock certificate(s) for the merger consideration (including cash in lieu of any fractional shares of Colony common stock). Those election materials provide the deadline by which such elections must be received, which is the later of October 14, 2026 or a date that the parties agree is approximately five business days prior to closing.
Each FSRL shareholder may (i) elect to receive the per share cash consideration with respect to each share of FSRL stock held, (ii) elect to receive the per share stock consideration with respect to each share of FSRL stock held, (iii) elect to receive a mix of the per share cash consideration and the per share stock consideration, or (iv) indicate that such shareholder makes no such election. Shares for which a valid election to receive the per share cash consideration has been made on or prior to the election deadline are referred to as “cash election shares.” Shares for which a valid election to receive the per share stock consideration has been made on or prior to the election deadline are referred to as “stock election shares.” Shares for which no valid election was made on or prior to the election deadline are referred to as “non-election shares.”

The merger agreement provides that the shares of Colony common stock to be issued in the merger will not exceed the stock conversion maximum. Based on the stock conversion maximum and assuming no adjustments to merger consideration, approximately 6,583,134 shares of FSRL stock shall be converted to Colony common stock, with the remainder being converted to cash.
In the event that the aggregate amount of per share stock consideration that FSRL shareholders have elected to receive exceeds the stock conversion maximum:
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all cash election shares will be converted into the right to receive the per share cash consideration;

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all non-election shares will be converted into the right to receive the per share cash consideration; and

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stock election shares will be deemed to be cash election shares, on a pro rata basis, to the extent necessary for the total number of shares of Colony common stock to be issued as per share stock consideration to equal the stock conversion maximum.

In the event that the aggregate amount of per share stock consideration that FSRL shareholders have elected to receive is less than the stock conversion maximum (the amount by which the stock conversion maximum exceeds the stock election number being referred to herein as the “shortfall number”):
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all stock election shares will be converted into the right to receive the per share stock consideration;

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if the shortfall number is less than or equal to the number of non-election shares, then all cash election shares will be converted into the right to receive the per share cash consideration, and the non-election shares of each holder will be converted into the right to receive (i) the per share stock consideration with respect to a pro rata portion of such holder’s non-election shares, based on a fraction the numerator of which is the shortfall number and the denominator of which is the total number of non-election shares, and (ii) the per share cash consideration with respect to the remaining non-election shares; and

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if the shortfall number exceeds the number of non-election shares, then all non-election shares will be converted into the right to receive the per share stock consideration, and the cash election shares of each holder will be converted into the right to receive (i) the per share stock consideration with respect to a pro rata portion of such holder’s cash election shares, based on a fraction the numerator of which is the amount by which the shortfall number exceeds the total number of non-election shares and the denominator of which is the total number of cash election shares, and (ii) the per share cash consideration with respect to the remaining cash election shares.

Prior to the effective time of the merger, Colony shall authorize the issuance of, and make available to the exchange agent, a sufficient number of shares of Colony common stock and cash for payment of the merger consideration. Such amount of cash and shares of Colony common stock, together with any cash payable in lieu of fractional shares and, if applicable, cash amounts sufficient to make payment to FSRL shares who exercise dissenters’ rights, are referred to as the “exchange fund.”
After the effective time of the merger, the exchange agent shall deliver to each former FSRL shareholder (other than holders of shares as to which dissenters’ rights of appraisal have been perfected), upon proper completion of a letter of transmittal and the surrender of such FSRL shareholder’s certificates representing all shares of FSRL stock owned at the effective time, the merger consideration that each such FSRL shareholder is entitled to receive pursuant to the election and allocation procedures described above.
No interest will be paid or accrued on any amount payable upon surrender of a FSRL stock certificate. Any portion of the exchange fund that remains unclaimed by former FSRL shareholders one year after the effective time of the merger shall, subject to applicable abandoned property, escheat or similar laws, be paid to Colony, or its successor in interest.
If a certificate for FSRL stock has been lost, stolen or destroyed, the exchange agent will issue the merger consideration deliverable in respect of FSRL stock represented by such certificate upon receipt of (1) an affidavit of that fact by the claimant and (2) if required by Colony or the exchange agent, the posting of a bond in an amount as Colony or the exchange agent may direct as indemnity against any claim that may be made against the surviving entity or FSRL with respect to such certificate.

After the effective time, there will be no transfers on the share transfer books of FSRL of shares of FSRL stock that were outstanding immediately before such time.
Withholding
Colony or the exchange agent, as applicable, will be entitled to deduct and withhold from the consideration otherwise payable to any holder of FSRL stock or otherwise payable pursuant to the merger agreement, such amounts as Colony or the exchange agent, in its reasonable discretion, determines it is required to deduct and withhold under the Code or any provision of state, local or foreign tax law. If any such amounts are withheld and paid over to the appropriate governmental authority, these amounts will be treated for all purposes of the merger agreement as having been paid to the person or entity from whom they were withheld.
Dividends and Distributions
No dividends or other distributions declared with respect to Colony common stock will be paid to the holder of any unsurrendered certificates of FSRL stock until the holder surrenders such certificate in accordance with the merger agreement. After the surrender of a certificate in accordance with the merger agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest, which had previously become payable with respect to the shares of Colony common stock represented by such certificate.
Representations and Warranties
The representations, warranties and covenants described below and included in the merger agreement were made only for purposes of the merger agreement and as of specific dates, are solely for the benefit of Colony and FSRL, may be subject to limitations, qualifications or exceptions agreed upon by the parties, including those included in confidential disclosures made for the purposes of, among other things, allocating contractual risk between Colony and FSRL rather than establishing matters as facts, and may be subject to standards of materiality that differ from those standards relevant to investors. You should not rely on the representations, warranties, covenants or any description thereof as characterizations of the actual state of facts or condition of Colony, FSRL or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by Colony or FSRL. The representations and warranties and other provisions of the merger agreement should not be read alone but instead should be read only in conjunction with the information provided elsewhere in this joint proxy statement/prospectus.
The merger agreement contains customary representations and warranties of each of Colony and FSRL relating to their respective businesses. The representations and warranties in the merger agreement do not survive the effective time.
The merger agreement contains representations and warranties made by FSRL relating to a number of matters, including the following:
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corporate matters, including due organization and qualification and subsidiaries;

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capitalization;

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authority relative to execution and delivery of the merger agreement and consummation of the transactions contemplated thereby;

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the absence of conflicts with, or violations of, organizational documents, contracts or other obligations as a result of the merger;

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financial statements;

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adequacy of allowance for credit losses;

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legal proceedings;

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required governmental and other regulatory filings and consents and approvals in connection with the merger;

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absence of undisclosed liabilities;

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title to tangible assets;

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the absence of certain changes or events;

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certain contracts, leases and agreements;

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employee benefit plans;

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certain tax matters;

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insurance matters;

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loan portfolio;

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deposit matters;

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investment securities and commodities;

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employee relationship matters;

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condition of tangible assets;

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environmental matters;

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regulatory compliance matters;

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the absence of certain business practices;

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books and records;

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internal controls;

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compliance with applicable laws, permits and instruments;

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receipt by the FSRL board of directors of an opinion from its financial advisor;

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the ability to obtain regulatory approvals;

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transaction costs;

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transactions with affiliates;

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trust business and the administration of fiduciary accounts;

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trustees of the employee stock ownership plan;

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questionable payments and bribes;

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mortgage loan matters;

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SBA matters;

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intellectual properties;

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the lack of any antitakeover provisions applicable to the transaction; and

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the accuracy of representations and warranties and due diligence materials.

The merger agreement contains representations and warranties made by Colony relating to a more limited number of matters, including the following:
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corporate matters, including due organization and qualification and subsidiaries;

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capitalization;

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authority relative to execution and delivery of the merger agreement and consummation of the transactions contemplated thereby;

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the absence of conflicts with, or violations of, organizational documents, contracts or other obligations as a result of the merger;

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SEC filings, financial statements, internal controls and accounting matters;

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required governmental and other regulatory filings and consents and approvals in connection with the merger;

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the absence of certain changes or events;

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compliance with applicable laws, permits and instruments, and regulatory compliance and report;

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taxes and tax returns;

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loans and loan portfolio;

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employee benefit plans; and

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the accuracy of representations and warranties and due diligence materials.

Definition of “Material Adverse Effect”
Certain representations and warranties of Colony and FSRL are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the merger agreement, a “Material Adverse Effect” with respect to either party means (a) any change, development or effect that individually or in the aggregate is, or is reasonably likely to be, material and adverse to the condition (financial or otherwise), results of operations, liquidity, assets or deposit liabilities, properties, or business of such party and its subsidiaries, taken as a whole, or (b) any change, development or effect that individually or in the aggregate would, or would be reasonably likely to, materially impair the ability of such party to perform its obligations under the merger agreement or otherwise materially impairs, or is reasonably likely to materially impair, the ability of such party to consummate the merger and the transactions contemplated by the merger agreement; provided, however, that, in the case of clause (a) only, a material adverse effect shall not be deemed to include the impact of (i) changes after the date of the merger agreement in banking and similar laws of general applicability or interpretations of law by any governmental authority (except to the extent that such change disproportionately adversely affects FSRL or Colony, as the case may be, compared to other companies of similar size operating in the same industry in which FSRL and Colony operate, in which case only the disproportionate effect will be taken into account), (ii) changes after the date of the merger agreement in GAAP or regulatory accounting requirements applicable to banks or bank holding companies generally (except to the extent that such change disproportionately adversely affects FSRL or Colony, as the case may be, compared to other companies of similar size operating in the same industry in which FSRL and Colony operate, in which case only the disproportionate effect will be taken into account), (iii) changes after the date of the merger agreement in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions in the United States or the State of Georgia affecting the financial services industry generally (except to the extent that such change disproportionately adversely affects FSRL or Colony, as the case may be, compared to other companies of similar size operating in the same industry in which FSRL and Colony operate, in which case only the disproportionate effect will be taken into account), (iv) public disclosure of the transactions contemplated by the merger agreement or actions expressly required by the merger agreement or actions or omissions that are taken with the prior written consent of the other party, or as otherwise expressly permitted or contemplated by the merger agreement, (v) any failure by FSRL or Colony to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period, (vi) changes in the trading price or trading volume of Colony common stock, and (vii) the impact of the public disclosure of the merger agreement and the transactions contemplated thereby on relationships with customers or employees (including the loss of personnel subsequent to the date of the merger agreement).
Covenants and Agreements
Conduct of Business Prior to the Completion of the Merger
Pursuant to the merger agreement, Colony and FSRL have agreed to certain restrictions on their activities until the effective time of the merger. Colony has agreed that it will carry on its business consistent with prudent banking practices and in compliance with all material respects with applicable laws. FSRL has agreed to carry on its business, including the business of each of its subsidiaries, in the ordinary course of business and consistent with prudent banking practice. In addition, FSRL has agreed that it will use commercially reasonable efforts to:
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preserve its business organization and assets intact;

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keep available to itself and Colony the present services of the current officers and employees of FSRL and its subsidiaries;

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preserve for itself and Colony the goodwill of its customers, employees, lessors and others with whom business relationships exists; and

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continue diligent collection efforts with respect to any delinquent loans and, to the extent within its control, not allow any material increase in delinquent loans.

Colony has also agreed that until the effective time of the merger, it and its subsidiaries will not take any or knowingly fail to take any action that is intended or is reasonably likely to:
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prevent, delay or impair Colony’s ability to consummate the merger or the transactions contemplated by the merger agreement;

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agree to take, commit to take, or adopt any resolution of its board of directors in support of, any of the actions prohibited by the merger agreement;

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result in the merger or the bank merger failing to qualify as a “reorganization” under Section 368(a) of the Code;

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take any action that is likely to materially impair Colony’s ability to perform any of its obligations under the merger agreement or Colony Bank to perform any of its obligations under the bank plan of merger; or

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agree or commit to do any of the foregoing.

FSRL has agreed that, prior to the closing date and subject to specified exceptions, it will not, without the prior written consent of Colony:
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issue, sell, grant, pledge, dispose of, encumber or otherwise permit to become outstanding, or authorize the creation of, any additional shares of its stock, any rights, any new award or grant under the FSRL stock plans or otherwise, or any other securities (including units of beneficial ownership interest in any partnership or limited liability company), or enter into any agreement with respect to the foregoing, (ii) except as expressly permitted by the merger agreement, accelerate the vesting of any existing rights, or (iii) except as expressly permitted by the merger agreement, directly or indirectly change (or establish a record date for changing), adjust, split, combine, redeem, reclassify, exchange, purchase or otherwise acquire any shares of its capital stock, or any other securities (including units of beneficial ownership interest in any partnership or limited liability company) convertible into or exchangeable for any additional shares of stock, any rights issued and outstanding prior to the effective time of the merger;

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declare pay or set aside for payment of dividends payable in cash, stock or property on or in respect of, or declare or make any distribution on, any shares of its capital stock, except for dividends from wholly-owned subsidiaries to FSRL;

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enter into or amend or renew any employment, consulting, compensatory, severance, retention or similar agreements or arrangements with any director, officer or employee of FSRL or its subsidiaries, or grant any salary, wage or fee increase or increase any employee benefit or pay any incentive or bonus payments, except (i) normal increases in base salary to employees in the ordinary course of business and pursuant to policies currently in effect, provided that, such increases shall not result in an annual adjustment in base compensation (which includes base salary and any other compensation other than bonus payments) of more than 5% for any individual or 3% in the aggregate for all employees of FSRL or its subsidiaries other than annual increases in base compensation and year-end bonuses previously disclosed to Colony, (ii) as specifically provided for by the merger agreement, (iii) as may be required by law, (iv) to satisfy contractual obligations, or (v) as previously disclosed to Colony;
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(i) hire any person as an employee or officer of FSRL or any of its subsidiaries, except for at-will employment at an annual rate of base salary not to exceed $100,000 to fill vacancies that may arise from time to time in the ordinary course of business, or (ii) promote any employee except to fill vacancies that may arise in the ordinary course of business or to satisfy contractual obligations existing as of the date of the merger agreement and were previously disclosed to Colony;

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enter into, establish, adopt, amend, modify or terminate (except (i) as may be required by or to make consistent with applicable law, (ii) to satisfy contractual obligations existing as of the date of the merger agreement and as previously disclosed to Colony, (iii) as previously disclosed to Colony, or (iv) as may be required pursuant to the terms of the merger agreement) any FSRL benefit plan or other pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any current or former director, officer or employee of FSRL or any of its subsidiaries;

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except pursuant to agreements or arrangements in effect on the date of the merger agreement and previously disclosed to Colony, pay, loan or advance any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of its officers or directors or any of their immediate family members or any affiliates or associates of any of its officers or directors other than compensation or business expense advancements or reimbursements in the ordinary course of business;

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except as previously disclosed to Colony, sell, license, lease, transfer, mortgage, pledge, encumber or otherwise dispose of or discontinue any of its rights, assets, deposits, business or properties or cancel or release any indebtedness owed to FSRL or any of its subsidiaries;

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acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business) all or any portion of the assets, debt, business, deposits or properties of any other entity or person, except for purchases specifically approved by Colony;

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make any capital expenditures in amounts exceeding $50,000 individually, or $250,000 in the aggregate, provided that Colony shall grant or deny its consent to emergency repairs or replacements necessary to prevent substantial deterioration of the condition of a property within two business days of its receipt of a written request from FSRL;

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amend its Articles of Incorporation or Bylaws or any equivalent documents of FSRL’s subsidiaries;

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implement or adopt any change in its accounting principles, practices or methods, other than as may be required by applicable laws, GAAP or applicable accounting requirements of any governmental authority, in each case, including changes in the interpretation or enforcement thereof;

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enter into, amend, modify, terminate, renew, extend, or waive any material provision of, any FSRL material contract, lease or insurance policy, or make any change in any instrument or agreement governing the terms of any of its securities, or material lease, license or contract, or enter into any contract that would constitute a FSRL material contract if it were in effect on the date of the merger agreement, except for any amendments, modifications or terminations reasonably requested by Colony;

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other than settlement of foreclosure actions in the ordinary course of business, (i) enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which FSRL or any of its subsidiaries is or becomes a party after the date of the merger agreement, which settlement or agreement involves payment by FSRL or any of its subsidiaries of an amount which exceeds $50,000 individually or $150,000 in the aggregate and/or would impose any material restriction on the business of FSRL or any of its subsidiaries or (ii) waive or release any material rights or claims, or agree or consent to the issuance of any injunction, decree, order or judgment restricting or otherwise affecting its business or operations;

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enter into any new material line of business, introduce any material new products or services, any material marketing campaigns or any material new sales compensation or incentive programs or arrangements; (ii) change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by applicable law, regulation or policies imposed by any governmental authority; (iii) make any material changes in its policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service loans, its hedging practices and policies; and (iv) incur any material liability or obligation relating to retail banking and branch merchandising, marketing and advertising activities and initiatives except in the ordinary course of business;

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enter into any derivative transaction other than in the ordinary course of business consistent with past practice;

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incur any indebtedness for borrowed money other than in the ordinary course of business consistent with past practice with a term not in excess of 12 months (other than creation of deposit liabilities or sales of certificates of deposit in the ordinary course of business), or incur, assume or become subject to, whether directly or by way of any guarantee or otherwise, any obligations or liabilities (whether absolute, accrued, contingent or otherwise) of any other person, other than the issuance of letters of credit in the ordinary course of business and in accordance with restrictions on making or extending loans as set forth in the merger agreement;

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other than in the ordinary course of business consistent with past practice, acquire, sell or otherwise dispose of any debt security or equity investment (other than obligations of the government of the United States or agencies of the United States or state or local governments having maturities of not more than five years and which municipal obligations have been assigned a rating of A2 or better by Moody’s Investors Service or A or better by Standard and Poor’s), or any certificates of deposits issued by other banks, nor (ii) change the classification method for any of the FSRL investment securities from “held to maturity” to “available for sale” or from “available for sale” to “held to maturity,” as those terms are used in ASC 320;

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make any changes to deposit pricing other than such changes made in the ordinary course of business or acquire any “brokered deposits” except for any extensions or renewals of existing brokered deposits;

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except for loans or extensions of credit approved and/or committed as of the date of the merger agreement and disclosed to Colony, (i) make, renew, renegotiate, increase, extend or modify any (A) unsecured loan, if the amount of such unsecured loan, together with any other outstanding unsecured loans made by FSRL or any of its subsidiaries to such borrower or its affiliates, would be in excess of $100,000, in the aggregate, (B) loan secured by other than a first lien in excess of $500,000, (C) loan in excess of the Federal Financial Institutions Examination Council’s regulatory guidelines relating to loan to value ratios, (D) loan secured by a first lien residential mortgage and with no loan policy exceptions in excess of $750,000, (E) secured loan over $2,000,000, (F) any loan that is not made in conformity with FSRL’s ordinary course lending policies and guidelines in effect as of the date of the merger agreement, or (G) loan, whether secured or unsecured, if the amount of such loan, together with any other outstanding loans (without regard to whether such other loans have been advanced or remain to be advanced), would result in the aggregate outstanding loans to any borrower of FSRL or any of its subsidiaries (without regard to whether such other loans have been advanced or remain to be advanced) to exceed $2,000,000, (ii) sell any loan or loan pools in excess of $1,000,000 in principal amount or sale price (other than residential mortgage loan pools sold in the ordinary course of business), or (iii) acquire any servicing rights, or sell or otherwise transfer any loan where FSRL or any of its subsidiaries retains any servicing rights (except for servicing rights acquired or sold in the ordinary course of business with Fannie Mae or Freddie Mac); however, any loan in excess of the limits set forth above can be made following the prior written approval of the President or Chief Credit Officer of Colony Bank, which approval or rejection must be given in writing within one business day after the loan package is delivered to such individual;

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make any investment or commitment to invest in real estate or in any real estate development project other than by way of foreclosure or deed in lieu thereof or make any investment or commitment to develop, or otherwise take any actions to develop any real estate owned by FSRL or its subsidiaries;

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except as required by applicable law, make or change any material tax election, file any material amended tax return, enter into any material closing agreement with respect to taxes, settle or compromise any material liability with respect to taxes, agree to any material adjustment of any tax attribute, file any claim for a material refund of taxes, or consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment, provided that, for purposes of the foregoing, “material” means affecting or relating to $50,000 or more in taxes or $150,000 or more of taxable income;

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take any action that is intended or is reasonably likely to result in either the merger or the bank merger failing to qualify as a “reorganization” under Section 368(a) of the Internal Revenue Code;

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commit any act or omission which constitutes a material breach or default by FSRL or any of its subsidiaries under any agreement with any governmental authority or under any FSRL material contract, material lease, the Fannie Mae seller guide, the Freddie Mac seller guide or other material agreement or material license to which FSRL or any of its subsidiaries is a party or by which any of them or their respective properties are bound or under which any of them or their respective assets, business, or operations receives benefits;

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foreclose on or take a deed or title to any real estate other than single-family residential properties without first conducting a Phase I environmental site assessment of the property in accordance with specified standards, or foreclose on or take a deed or title to any real estate other than single-family residential properties if such environmental assessment indicates the presence or likely presence of any hazardous substances under conditions that indicate an existing release, a past release, or a material threat of a release of any hazardous substances into structures on the property or into the ground, ground water, or surface water of the property;

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take any action or knowingly fail to take any action not contemplated by the merger agreement that is intended or is reasonably likely to (i) prevent, delay or impair FSRL’s ability to consummate the merger or the transactions contemplated by the merger agreement, or (ii) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of any actions prohibited by the merger agreement;

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except as required by an FSRL benefit plan for purposes of satisfying tax withholding obligations related to the vesting of awards granted thereunder, or otherwise required by the ESOP, directly or indirectly repurchase, redeem or otherwise acquire any shares of FSRL capital stock or any securities convertible into or exercisable for any shares of FSRL capital stock;

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except as required by law, file any application or make any contract or commitment for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production or servicing facility or automated banking facility, except for any change that may be requested by Colony;

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merge or consolidate itself or any of its subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its subsidiaries;

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compromise, resolve, or otherwise “workout” any delinquent or troubled loan, other than any loan workout in the ordinary course of business;

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enter into any contract, with respect to, adopt any resolutions of its board of directors in support of, or otherwise agree or commit to do, any of the foregoing; or

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take any action that is intended or expected to result in any of its representations and warranties set forth in the merger agreement being or becoming untrue in any material respect at any time prior to the effective time, or in any of the conditions to the merger not being satisfied or in a violation of any provision of the merger agreement, except, in every case, as may be required by applicable law.

Regulatory Matters
Each party will cooperate and use their respective reasonable best efforts to prepare and file or cause to be filed applications for all regulatory approvals required to be obtained in connection with the merger agreement and the transactions contemplated thereby, including the necessary application for the prior approval of the merger, or waiver thereof, by the Federal Reserve, FDIC, GDBF and SCBFI. Each party has the right to review and comment upon the non-confidential portions of regulatory applications prior to submission, provided that they review and provide comments in a reasonably prompt manner. Each party will use its commercially reasonable best efforts to obtain all such regulatory approvals and any other approvals from third parties at the earliest practicable time. Each party has agreed to keep the other party reasonably informed as to the status of such applications and filings, and to promptly furnish the other party and its counsel with copies of all such regulatory filings and all correspondence for which confidential treatment has not been requested.
Shareholder Meeting and Recommendation of Colony’s and FSRL’s Board of Directors
Colony has agreed to submit to its shareholders the Colony stock issuance proposal and FSRL has agreed to submit to its shareholders the FSRL merger proposal as soon as practicable after the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part is declared effective by the SEC. Colony has agreed to recommend to its shareholders to vote in favor of the Colony stock issuance proposal, and FSRL has agreed to recommend to its shareholders to vote in favor of the FSRL merger proposal.
However, should FSRL receive an unsolicited acquisition proposal from a third party that it deems to be superior to the terms of the merger agreement, then under certain conditions, the FSRL board of directors may change its recommendation. Please see “The Merger Agreement — Covenants and Agreements —  Agreement Not to Solicit Other Offers” below. Additionally, a change in recommendation by the FSRL board of directors may permit Colony to terminate the merger agreement, in which case FSRL may have to pay a termination fee of $6,600,000 to Colony. Please see “The Merger Agreement — Termination of the Merger Agreement” and “The Merger Agreement — Termination Fee” below.
Employee Matters
Following the effective time of the merger, for a period of six months, Colony must maintain employee benefit plans and compensation opportunities for those persons who are full-time employees of FSRL and its subsidiaries on the closing date of the merger (referred to below as “covered employees”) that provide employee benefits which, in the aggregate, are substantially comparable to the employee benefits and cash-based compensation opportunities that are made available on a uniform and non-discriminatory basis to similarly situated employees of Colony or its subsidiaries (except that no covered employee may participate in any closed or frozen plan of Colony or its subsidiaries). Colony shall give the covered employees credit for their prior service with FSRL and its subsidiaries for purposes of eligibility and vesting under any employee benefit plan maintained by Colony in which covered employees may be eligible to participate.
With respect to any Colony health, dental, vision or other welfare plan in which any covered employee is eligible to participate, for the plan year that includes the closing, if the covered employee is eligible to participate in such plans, Colony or its applicable subsidiary must use its commercially reasonable efforts to cause any pre-existing condition limitations or eligibility waiting periods under such plan to be waived with respect to the covered employee and his or her covered dependents to the extent the condition was, or would have been, covered under the FSRL benefit plan in which the covered employee participated immediately prior to the effective time of the merger.
Covered employees will be credited with an amount of paid time off equal to such covered employee’s accrued but unused paid time off at First Reliance Bank, provided, however, that such accrued but unused paid time off will be forfeited if not used in accordance with the terms of Colony Bank’s policies with respect to paid time off.
Employees of FSRL (other than those who will enter into termination agreements with Colony and/or Colony Bank in connection with the transaction) who (i) become employees of Colony or Colony Bank at the effective time of the merger and (ii) is terminated within one year following the effective time of the merger (other than for cause, death, disability, normal retirement or voluntarily resignation) will be entitled to receive severance compensation based on the number of years of service with FSRL, with a minimum of four weeks and a maximum of 26 weeks paid to any such employee.
FSRL will also cause First Reliance Bank to terminate the FSRL ESOP immediately prior to the effective time of the merger, with all participant accounts becoming fully vested. Colony will take commercially reasonable steps to facilitate direct rollovers of FSRL ESOP distributions into the Colony Bankcorp, Inc. 401(k) Plan upon request by FSRL employees who become Colony employees in connection with the merger. In addition, FSRL will take all actions requested by Colony to terminate or modify other FSRL benefit plans as of or immediately prior to the effective time of the merger, including ceasing benefit accruals, continuing certain contracts or policies, or merging plans into Colony’s benefit programs.
Prior to the effective time of the merger, FSRL will terminate any agreements relating to employment, change in control, severance, salary continuation, deferred compensation, supplemental retirement, or similar arrangements with any current or former employee, director, or consultant of FSRL or its subsidiaries. FSRL will pay any amounts owed in connection with such terminations.
Indemnification and Directors’ and Officers’ Insurance
Colony has agreed that, for a period of six years after the effective time of the merger, it will indemnify the directors and officers of FSRL and its subsidiaries to the same extent as such persons have the right to be indemnified pursuant to the organizational documents of FSRL in effect as of the date of the merger agreement. Colony has also agreed to maintain in effect a directors’ and officers’ liability insurance policy for a period of six years after the effective time of the merger with respect to claims arising from facts, events or actions which occurred prior to the effective time of the merger and covering the current and former officers and directors of FSRL. The insurance policy must contain at least the same coverage and amounts and contain terms and conditions no less advantageous to the directors and officers of FSRL as currently provided, subject to a cap on the cost of such policy equal to 200% of the annual premiums paid by FSRL for such insurance in effect as of the date of the merger agreement. If the cost of such directors’ and officers’ liability insurance policy exceeds the 200% cap, Colony will obtain insurance coverage with the greatest coverage available for a cost not exceeding the cap.
Agreement Not to Solicit Other Offers
FSRL has agreed that, from the date of the merger agreement it will not, and will cause its subsidiaries and each of their respective officers, directors and employees not to, and will not authorize or permit its investment bankers, financial advisors, attorneys, accountants, consultants, affiliates or other agents of FSRL or any of its subsidiaries to, directly or indirectly, (1) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an acquisition proposal; (2) participate in any discussions or negotiations regarding any acquisition proposal or furnish, or otherwise afford access, to any person (other than Colony) any information or data with respect to FSRL or any of its subsidiaries or otherwise relating to an acquisition proposal; (3) release any person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which FSRL is a party; or (4) enter into any agreement, confidentiality agreement, agreement in principle or letter of intent with respect to any acquisition proposal or approve or resolve to approve any acquisition proposal or any agreement, agreement in principle or letter of intent relating to an acquisition proposal. FSRL must promptly (and in any event within one business day after the date of the merger agreement) terminate access by any such person to any data room (virtual or actual) or other information repositories containing information of or relating to FSRL or its subsidiaries.
For purposes of the merger agreement, an “acquisition proposal” means, other than the transactions contemplated by the merger agreement, any inquiry, offer, or proposal (other than an inquiry, offer or proposal from Colony), whether or not in writing, contemplating, relating to, or that could be reasonably expected to lead to (1) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving FSRL or any of its subsidiaries; (2) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, a significant portion of the assets of FSRL or any of its subsidiaries; (3) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing 20% or more of the votes attached to the outstanding securities of FSRL or any of its subsidiaries; (4) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning 20% or more of any class of equity securities of FSRL or any of its subsidiaries; or (5) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing (each such transaction described above is referred to collectively as an “acquisition transaction”).
However, at any time prior to the FSRL special meeting, FSRL may take any of the actions described in the first paragraph of this “The Merger Agreement — Covenants and Agreements — Agreement Not to Solicit Other Offers” section if, but only if (1) FSRL receives a bona fide unsolicited acquisition proposal that did not result from a breach of the non-solicitation covenant, (2) the FSRL board of directors reasonably determines in good faith, after consultation with and having considered the advice of its outside financial advisor and outside legal counsel, that such acquisition proposal constitutes or is reasonably likely to lead to a superior proposal and it is reasonably necessary to take such actions to comply with its fiduciary duties to FSRL’s shareholders under applicable law, (3) FSRL has provided Colony with at least three business days’ prior notice of such determination, and (4) prior to furnishing or affording access to any information or data with respect to FSRL or any of its subsidiaries or otherwise relating to an acquisition proposal, FSRL receives from such person a confidentiality agreement with terms no less favorable to FSRL than those contained in the confidentiality agreement with Colony. FSRL must provide Colony with at least three business days’ prior written notice before entering into any such confidentiality agreement. For the avoidance of doubt, FSRL must not enter into any confidentiality agreement that provides any person with exclusive rights to negotiate with FSRL or that otherwise prohibits FSRL from complying with its obligations under the merger agreement. FSRL must promptly provide to Colony any non-public information regarding FSRL or any of its subsidiaries provided to any other person which was not previously provided to Colony, and such additional information must be provided no later than the date of provision of such information to such other party. A “superior proposal” means a bona fide, unsolicited acquisition proposal (1) that if consummated would result in a third party (or in the case of a direct merger between such third party and FSRL or any of its subsidiaries, the shareholders of such third party) acquiring, directly or indirectly, more than 50% of the outstanding FSRL stock or more than 50% of the assets of FSRL and its subsidiaries, taken as a whole, for consideration consisting of cash and/or securities and (2) that the board of directors of FSRL reasonably determines in good faith, after consultation with its outside financial advisor and outside legal counsel, (A) is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein and the person making such acquisition proposal, and (B) taking into account any changes to the merger agreement proposed by Colony in response to such acquisition proposal, as contemplated by the merger agreement, and all financial, legal, regulatory and other aspects of such takeover proposal, including all conditions contained therein and the person making such proposal, is more favorable to the shareholders of FSRL from a financial point of view than the merger.
FSRL must promptly (and in any event within 24 hours) notify Colony in writing if any proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, FSRL or its representatives, in each case in connection with any acquisition proposal, and such notice must indicate the name of the person initiating such discussions or negotiations or making such proposal, offer or information request and the material terms and conditions of any proposals or offers (and must include an unredacted copy of any such acquisition proposal and any draft agreements, proposals or other related written materials (including e-mails or other electronic communications)). FSRL has agreed that it will keep Colony informed, on a reasonably current basis, of the status and terms of any such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request).
Subject to limited exceptions, neither the board of directors of FSRL nor any committee thereof will (1) withdraw, qualify, amend or modify, or propose to withdraw, qualify, amend or modify, in a manner adverse to Colony in connection with the transactions contemplated by the merger agreement (including the merger), the FSRL recommendation, (2) approve or recommend, or propose to approve or recommend, an acquisition proposal, (3) enter into, or cause FSRL or any of its subsidiaries to enter into, any letter of intent, agreement in principal, acquisition agreement or other agreement (A) related to an acquisition transaction (other than a confidentiality agreement entered into in accordance with the terms of the merger agreement) or (B) requiring FSRL to abandon, terminate or fail to consummate the merger or any transaction contemplated by the merger agreement, (4) fail to reaffirm the FSRL recommendation within three business days following a request by Colony, or make any statement, filing or release, in connection with the FSRL special meeting or otherwise, inconsistent with the FSRL recommendation (it being understood that taking a neutral position or no position with respect to an acquisition proposal will be considered an adverse modification of the FSRL recommendation) (each such action described above is referred to collectively as an “adverse recommendation action”).
Notwithstanding the foregoing, prior to the date of the FSRL special meeting, the board of directors of FSRL may withdraw, qualify, amend or modify the FSRL recommendation (“FSRL subsequent determination”) or cause or permit FSRL to terminate the merger agreement to enter into a definitive agreement with respect to a superior proposal after the fifth business day following Colony’s receipt of a notice (the “notice of superior proposal”) from FSRL advising Colony that the board of directors of FSRL has decided (in good faith after consultation with its outside legal counsel and financial advisor) that a bona fide unsolicited written acquisition proposal that it received (that did not result from a breach of the merger agreement) constitutes a superior proposal if, but only if, (1) the board of directors of FSRL has determined in good faith, after consultation with and having considered the advice of outside legal counsel and its financial advisor, that it is reasonably necessary to take such actions to comply with its fiduciary duties to FSRL’s shareholders under applicable law, (2) during the five business day period after receipt of the notice of superior proposal by Colony (the “notice period”), FSRL and the board of directors of FSRL will have cooperated and negotiated in good faith with Colony to make such adjustments, modifications or amendments to the terms and conditions of the merger agreement as would enable FSRL to proceed with the FSRL recommendation in favor of the merger with Colony without a FSRL subsequent determination; provided, however, that Colony does not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of the merger agreement and (3) at the end of the notice period, after taking into account any such adjusted, modified or amended terms as may have been proposed by Colony since its receipt of such notice of superior proposal, the board of directors of FSRL has again in good faith made the determination that such acquisition proposal constitutes a superior proposal. In the event of any material revisions to the superior proposal, FSRL is required to deliver a new notice of superior proposal to Colony and again comply with the foregoing requirements, except that the notice period will be reduced to three business days.
Notwithstanding any FSRL subsequent determination, unless the merger agreement has been terminated in accordance with its terms, the merger agreement will be submitted to FSRL’s shareholders at the FSRL special meeting for the purpose of voting on the approval of the merger proposal and nothing contained in the merger agreement will be deemed to relieve FSRL of such obligation; provided, however, that if the board of directors of FSRL makes a FSRL subsequent determination with respect to a superior proposal, then the board of directors of FSRL may recommend approval of such superior proposal by the shareholders of FSRL and may submit the merger proposal to FSRL’s shareholders without recommendation, in which event the board of directors of FSRL will communicate the basis for its recommendation of such superior proposal and the basis for its lack of a recommendation with respect to the merger proposal to FSRL’s shareholders in an appropriate amendment or supplement to this joint proxy statement/prospectus.
Other Agreements
In addition to the covenants and agreements described above, the parties made certain other customary covenants and agreements in the merger agreement, including but not limited to the following:
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each party will keep the proprietary information of the other confidential;

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each party will notify the other of certain events and circumstances, including material litigation, a material adverse change, or other events and circumstances specified in the merger agreement;

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FSRL will terminate certain employee benefit plans, including FSRL ESOP, which, for clarity, contains both ESOP and 401(k) features;

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at Colony’s request, Colony and FSRL will use their commercially reasonable efforts to facilitate the integration of FSRL with the business of Colony following consummation of the merger and shall meet on a regular basis to discuss and plan for the conversion of the data processing and related electronic informational systems of FSRL and its subsidiaries;

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FSRL will terminate, amend or modify certain material contracts requested by Colony;

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FSRL will provide monthly financial statements to Colony and, if closing occurs on or after January 1, 2027, consolidated audited financial statements for the year ended December 31, 2026;

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Colony will increase the size of its board by two directors at or prior to the effective time and appoint F.R. Saunders, Jr. and one additional former FSRL director, subject to the requirements and limitations described in the merger agreement;

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if requested by FSRL, Colony will consider permitting one additional member of the FSRL board of directors to attend all meetings of the board of directors of the surviving entity and all committees thereof in a non-voting observer capacity;

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FSRL will cooperate with Colony to cease quotation of FSRL common stock on the OTCQX Best Market as promptly as practicable after the effective time;

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the parties will take actions to avoid the application of takeover statutes to the merger;

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FSRL will coordinate dividends with Colony so that holders of FSRL stock do not receive two dividends in any quarter with respect to FSRL stock and the Colony common stock received in the merger;

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the parties will take actions necessary for Colony to enter into supplemental indentures with the trustee of the indentures for FSRL’s outstanding floating rate capital securities issued in connection with the issuance of the trust securities of First Reliance Capital Trust I; and

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Colony will use its commercially reasonable efforts to cause the shares of its common stock to be issued in connection with the merger to be approved for listing on the New York Stock Exchange, subject to official notice of issuance, prior to the effective time of the merger.

Conditions to Complete the Merger
Colony’s and FSRL’s respective obligations to complete the merger are subject to the satisfaction or waiver of the following conditions:
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the approval of the Colony stock issuance proposal by the requisite vote of Colony shareholders and the approval of the FSRL merger proposal by the requisite vote of FSRL shareholders;

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the receipt of all required regulatory approvals upon terms agreeable to the parties, and no such regulatory approvals containing any burdensome condition;

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no court or regulatory authority may have taken any action which prohibits, restricts, or makes illegal the consummation of the transactions contemplated by the merger agreement;

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the receipt of opinions from Ward and Smith, P.A. and Alston & Bird LLP that the merger qualifies as a reorganization under Section 368(a) of the Code; and

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the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part with respect to the Colony common stock to be issued upon the consummation of the merger and the absence of any stop order or proceedings to suspend the effectiveness of the registration statement.

In addition to the conditions applicable to both parties, Colony’s obligations to complete the merger are subject to the satisfaction or waiver of the following conditions:
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all representations and warranties of FSRL remain accurate, as of the date of the merger agreement and the closing date (except to the extent expressly made as of an earlier date);

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FSRL having performed or observed, in all material respects, the covenants and obligations to be performed on or before the closing date by FSRL;

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receipt of all documents and instruments required to be delivered by FSRL at or prior to closing;

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holders of no more than 7.5% of the issued and outstanding shares of FSRL stock have properly exercised dissenters’ rights under the SCBCA;

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performance and compliance by FSRL with all of its obligations with respect to employee benefit plans in the merger agreement in all material respects prior to the closing date;

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receipt of certain of waivers and other assurances from all non-governmental third parties which are required to be obtained under the terms of any contract, agreement, or instrument to which FSRL or any of its subsidiaries is a party or by which any of their respective properties is bound, in order to prevent the consummation of the transactions contemplated by the merger agreement from constituting a default under such contract, agreement, or instrument or creating any lien, claim, or charge upon any of the assets of FSRL or any of its subsidiaries;

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any applicable approval of any governmental authority has been obtained and any mandatory waiting period related thereto has expired, including, but not limited to: Fannie Mae’s, Freddie Mac’s and the SBA’s respective authorizations to transfer FSRL’s Fannie Mae seller servicer approval, Freddie Mac seller servicer approval and SBA lender approval to Colony;

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neither FSRL nor First Reliance Bank has experienced a material adverse effect since the date of the merger agreement and no circumstance or event has occurred that would reasonably be expected to have a material adverse effect with respect to FSRL or First Reliance Bank;

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receipt of a certificate from FSRL confirming that FSRL is not and has not been a United States real property holding corporation within the meaning of Treasury Regulations Section 1.1445-2(c)(3); and

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delivery by FSRL of a notice to the Internal Revenue Service pursuant to Treasury Regulations Section 1.897-2(h), in form and substance reasonably acceptable to Colony.

In addition to the conditions applicable to both parties, FSRL’s obligations to complete the merger are also subject to the satisfaction or waiver of the following conditions:
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all representations and warranties of Colony remain accurate, as of the date of the merger agreement and the closing date (except to the extent expressly made as of an earlier date);

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Colony having performed or observed, in all material respects, the covenants and obligations to be performed on or before the closing date by Colony;

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receipt of all documents and instruments required to be delivered by Colony at or prior to closing; and

•
neither Colony nor Colony Bank has experienced a material adverse effect since the date of the merger agreement and no circumstance or event has occurred that would reasonably be expected to have a material adverse effect with respect to Colony or Colony Bank.

Neither FSRL nor Colony can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party, or that the merger will be completed.
Termination of the Merger Agreement
The merger agreement can be terminated at any time prior to the effective time of the merger in the following circumstances, whether before or after approval of the FSRL merger proposal by the FSRL shareholders or approval of the Colony stock issuance proposal by the Colony shareholders:
•
upon the mutual written agreement of the parties if the board of directors of each so determines by a vote of a majority of the members of the entire board;

•
by either party if any requisite regulatory approval is denied by a final, nonappealable action of any governmental authority or an application therefor shall have been permanently withdrawn at the request of a governmental authority unless the failure to obtain the requisite regulatory approvals is due to the failure of the party seeking to terminate the merger agreement to perform or observe the obligations, covenants and agreements of such party as set forth in the merger agreement;

•
by either party (1) if the requisite FSRL vote shall not have been obtained at the FSRL special meeting, or (2) if the requisite Colony vote shall not have been obtained at the Colony special meeting; provided that no party may terminate the merger agreement if such party has breached in any material respect any of its obligations under the merger agreement that caused the failure to obtain the requisite FSRL or Colony shareholder approval at the respective meeting;

•
by either party (provided such party is not then in material breach of the merger agreement) if there has been a material breach of the merger agreement by the other party thereto and such breach either has not been cured within 30 days after notice from the non-breaching party or such breach cannot be cured;

•
by either party if the merger has not been consummated by the close of business on March 24, 2027 (which shall be automatically extended to April 23, 2027 if the only outstanding condition to closing is receipt of all of the requisite regulatory approvals), unless a failure to comply with the terms of the agreement or breach of a representation or warranty by the party desiring to terminate the merger agreement has materially contributed to the failure to consummate the merger by either such date;

•
by Colony if (1) FSRL has breached its covenant not to solicit acquisition proposals, (2) the FSRL board of directors withdraws, qualifies, amends, modifies, withholds, or fails to affirm its recommendation to its shareholders with regard to the FSRL merger proposal, (3) the FSRL board of directors has materially breached its obligation to call, given notice, and hold a meeting of the shareholders of FSRL for the purpose of voting on the FSRL merger proposal, (4) the FSRL board of directors has resolved to accept or recommends another acquisition proposal, (5) the FSRL board of directors fails to publicly recommend against another publicly announced acquisition proposal within three business days after receipt of notice from Colony, or (6) the FSRL board of directors fails to publicly reconfirm its recommendation within three business days of being requested to do so by Colony;

•
by FSRL if the Colony board of directors (1) withdraws, qualifies, amends, modifies, withholds, or fails to affirm its recommendation to its shareholders regarding the Colony stock issuance proposal, (2) the Colony board of directors has materially breached its obligation to call, given notice, and hold the Colony special meeting, or (3) the Colony board of directors fails to publicly reconfirm its recommendation within three business days of being requested to do so by FSRL; or

•
by FSRL if at any time before the receipt of approval for the merger from FSRL’s shareholders, FSRL receives an unsolicited proposal for the acquisition of more than 50% of FSRL’s capital stock or assets and the FSRL board of directors determines that such acquisition proposal is superior, from a financial point of view, to the merger agreement and it enters into a binding definitive agreement with respect to such acquisition proposal; provided, however, that Colony may renegotiate the terms of the merger agreement such that the FSRL board of directors may not accept the third party proposal on the basis that it is superior, from a financial point of view, to Colony’s.

FSRL also may terminate the merger agreement if both of the following conditions are met during any time period beginning on the fifth business day prior to closing (which we refer to as the “determination date”):
•
the number obtained by dividing the average Colony closing price by $21.08 (the “Colony ratio”) is less than 0.80; and

•
the Colony ratio is less than the number obtained by (i) dividing the average of the daily closing value of the NASDAQ Bank Index for the 20 consecutive trading days ending on the determination date (the “index ratio”) by $5,193.85 and (ii) subtracting 0.20 from such index ratio.

If FSRL elects to exercise this termination right, prompt written notice must be provided to Colony. Colony then has the option (but not the obligation), within five business days following its receipt of such written notice, to adjust the exchange ratio such that the stock consideration portion of the merger consideration equals or exceeds the minimum stock consideration amount, which is based on the lesser of (i) the product of the starting Colony stock price, the maximum number of shares of Colony common stock to be issued as merger consideration and 0.80 or (ii) the product of the index ratio, 0.80, the maximum number of shares of Colony common stock to be issued as merger consideration and the average Colony closing price, divided by the Colony ratio. If Colony elects to make this adjustment, Colony must provide prompt written notice to FSRL, which shall contain the revised exchange ratio. Once this notice is received by FSRL, the merger agreement shall continue in full force and effect.
Effect of Termination
If the merger agreement is terminated, it will become void and have no effect, except that (1) designated provisions of the merger agreement will survive the termination, including those relating to the effect of termination of the merger agreement, the confidential treatment of information and certain other provisions specified in the merger agreement, and (2) each of Colony and FSRL will remain liable for any liabilities or damages arising out of fraud or its willful and material breach of any provision of the merger agreement.
Termination Fee
Provided that Colony is not in material breach of the merger agreement, FSRL may be required to pay a termination fee of $6,600,000 to Colony if:
•
the merger agreement is terminated by FSRL to enter into a binding definitive agreement with respect to an unsolicited proposal that the FSRL board of directors determines to be a superior proposal to the merger agreement;

•
the merger agreement is terminated by Colony because FSRL takes an adverse recommendation action (see “The Merger Agreement — Covenants and Agreements — Agreement Not to Solicit Other Offers”) or materially breaches its obligations described in the section of this joint proxy statement/prospectus titled “The Merger Agreement — Covenants and Agreements — Agreement Not to Solicit Other Offers” or its obligations with respect to obtaining shareholder approval; or

•
(1) a competing acquisition proposal was made known to FSRL prior to the termination of the merger agreement, (2) the merger agreement is terminated by either party if FSRL’s shareholder approval has not been obtained at the FSRL special meeting and any adjournment thereof or by Colony because of FSRL’s breach of its representations and warranties or obligations under the merger agreement, and (3) FSRL enters into an agreement relating to another acquisition proposal within 12 months after such termination.

Expenses and Fees
Except as specifically provided in the merger agreement, all costs and expenses incurred in connection with the merger agreement and all agreements and documents contemplated thereby, and the consummation of the transactions contemplated thereby, will be paid by the party incurring such costs or expenses.
Amendment, Waiver and Extension of the Merger Agreement
Colony and FSRL may jointly amend the merger agreement, and each of Colony and FSRL may waive its right to require the other party to comply with particular provisions of the merger agreement. However, Colony and FSRL may not amend the merger agreement or waive their respective rights after the Colony shareholders have approved the Colony stock issuance proposal or the FSRL shareholders have approved the FSRL merger proposal if applicable law requires that the amendment or waiver be approved by the Colony shareholders or the FSRL shareholders, as applicable, without first obtaining such further approval. The merger agreement may not be amended except by an instrument in writing signed on behalf of each of the parties thereto.
At any time before the closing date, the parties, by action taken or authorized by their respective boards of directors, may, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other party, waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement, and waive compliance with any of the agreements or satisfaction of any conditions contained in the merger agreement. Any agreement on the part of a party to the merger agreement to any such extension or waiver will be valid only if set forth in a written instrument signed on behalf of such party in the manner provided above.

ANCILLARY AGREEMENTS TO THE MERGER AGREEMENT
FSRL Voting Agreements
In connection with, and as a material inducement and condition to, Colony entering into the merger agreement, each director and executive officer of FSRL entered into a voting agreement with Colony. The following summary of the voting agreements is subject to, and qualified in its entirety by reference to, the form of voting agreement attached as Exhibit A to the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus.
Under the voting agreements, each such director and executive officer has irrevocably and unconditionally agreed to appear at the FSRL special meeting (in person or by proxy) and to vote his or her shares of FSRL stock:
•
in favor of the approval and adoption of the merger agreement and the transactions contemplated thereby (including any amendments or modifications of the terms thereof approved by the FSRL board of directors);

•
in favor of any proposal to adjourn or postpone such meeting, if necessary, to solicit additional proxies to approve and adopt the merger agreement;

•
against any action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of FSRL contained the merger agreement or the voting agreement; and

•
against any acquisition proposal or other action, agreement, or transaction that is intended or could reasonably be expected, to impede, interfere, or be inconsistent with, delay, postpone, discourage, or materially and adversely affect consummation of the transactions contemplated by the merger agreement and the voting agreement.

In addition, the voting agreements provide that each such director and executive officer will not directly or indirectly, without the prior written consent of Colony sell, transfer, pledge, assign or otherwise dispose of, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences or ownership or encumber prior to the record date for the FSRL special meeting, any or all of his or her shares of FSRL stock, subject to limited exceptions.
Each director and executive officer also agreed in the voting agreements, subject to certain exceptions, not to:
•
vote or execute any written consent to rescind or amend in any manner adverse to Colony any prior vote or written consent, as a shareholder of FSRL, to approve or adopt the merger agreement unless the voting agreement is terminated;

•
invite or seek any acquisition proposal, support (or suggest that anyone else should support) any acquisition proposal that may be made, or ask the FSRL board of directors to consider, support or seek any acquisition proposal, or otherwise take any action designed to make any acquisition proposal more likely; and

•
meet or otherwise communicate with any person that has made or is considering making an acquisition proposal or any representative of such person after becoming aware that the person has made or is considering making an acquisition proposal.

The voting agreements will automatically terminate upon the earlier of (1) the effective time of the merger, (2) the amendment of the merger agreement in a manner that materially and adversely affects the shareholder’s rights set forth in the merger agreement, (3) termination of the merger agreement, or (4) three (3) years from the date of the voting agreement.
As of the FSRL record date, the directors and executive officers who are party to the voting agreements beneficially owned and were entitled to vote an aggregate of approximately 1,136,226 shares of FSRL stock, which represented approximately 14.21% of the shares of FSRL stock outstanding on that date.

Colony Voting Agreements
In addition, in connection with FSRL entering into the merger agreement, each director and executive officer of Colony entered into a voting agreement with FSRL. The following summary of the Colony voting agreements is subject to, and qualified in its entirety by reference to, the form of voting agreement attached as Exhibit B to the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus.
Under the Colony voting agreements, each such director and executive officer has agreed to appear at the Colony special meeting (virtually or by proxy) and to vote his or her shares of Colony common stock: (1) to approve the merger agreement and the transactions contemplated thereby, including the merger and the issuance of shares of Colony common stock as merger consideration; (2) to approve any adjournment or postponement necessary to solicit additional proxies to approve the merger agreement; and (3) against any action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty, or any other obligation or agreement of Colony or such director or executive officer contained in the merger agreement.
As of the Colony record date, Colony directors and executive officer who are party to the voting agreements beneficially owned and were entitled to vote an aggregate of approximately 889,299 shares of Colony common stock, which represented approximately 4.19% of the shares of Colony common stock outstanding on that date.
Director Restrictive Covenant Agreements
At the time of the execution of the merger agreement, each director of FSRL and First Reliance Bank entered into a Non-Competition and Non-Disclosure Agreement (which we refer to as a “director restrictive covenant agreement”) with Colony in the form attached as Exhibit D to the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus. The following summary of the director restrictive covenant agreements is subject to, and qualified in its entirety by reference to, the form of support agreement attached as Exhibit D to the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus.
Under the director restrictive covenant agreement, each such director has agreed to, among other things:
•
from and after the effective time of the merger, will maintain in strict confidence and will not, directly or indirectly, disclose, use or permit the use of any confidential information or trade secrets of FSRL for any purpose for so long as such information remains confidential information or a trade secret, except as required by law; and

•
for a period of two years following the closing the merger:

•
not serve as a director, officer, manager, or employee of another business in the geographic area comprised of each county in South Carolina where First Reliance Bank operates a banking office at the effective time of the merger and each county contiguous to each of such counties in a business similar to that of Colony, Colony Bank, FSRL, or First Reliance Bank as of the date of the support agreement or the effective time of the merger, subject to certain exceptions;

•
solicit or attempt to solicit any customer of Colony, Colony Bank, FSRL, or First Reliance Bank, including actively sought prospective customers of First Reliance Bank as of the effective time of the merger for the purpose of providing banking services (collectively, the “protected parties”); and

•
solicit, recruit or attempt to solicit or recruit any employee of Colony, Colony Bank, FSRL, or First Reliance Bank to cease working for such party and will not assist any other person in such activities; provided that this restriction will not prevent the placement of any general solicitation not specifically targeted towards customers of any protected party or providing products or services as a result thereof.

The restrictions in the director support agreements will automatically terminate upon the earlier of (1) the termination of the merger agreement, or (2) two years after the effective date of the merger.

Claims Letters
At the time of the execution of the merger agreement, each director and executive officer of FSRL and First Reliance Bank executed a letter agreement with Colony in the form attached as Exhibit E to the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus. Under the letter agreement, each such director released and discharged, effective upon the consummation of the merger, FSRL and its subsidiaries, their respective directors and officers (in their capacities as such), and their respective successors and assigns (including Colony and Colony Bank), from any and all liabilities or claims that the director and/or officer has or claims to have as of the effective time of the merger, with certain exceptions.
Under the letter agreement, each such director and executive officer, effective upon consummation of the merger, irrevocably and unconditionally released, waived and forever discharged FSRL and First Reliance Bank and their respective subsidiaries and successors from any and all liabilities and claims relating to, arising out of or in connection with FSRL or First Reliance Bank and their respective businesses or assets, including any claims arising out of or resulting from the releasor’s status, relationship, affiliation, rights, obligations or duties as a director, officer, employee or security holder of FSRL or First Reliance Bank for all periods occurring prior to the effective time of the merger. The release does not apply to any obligations or liabilities: (1) for compensation for services that have accrued but have not been paid in the ordinary course of business consistent with past practice, including without limitation any accrued but unpaid salary, wages, bonuses (whether annual, signing, retention, or transaction-related), deferred compensation, retirement benefits, 401(k) or other retirement plan contributions or matching, pension benefits, health or welfare benefits, paid time off, or expense reimbursements which have been disclosed in writing to Colony on or prior to the date of the merger agreement, or other contract rights relating to severance, employment, stock options, and restricted stock grants which have been disclosed to Colony on or prior to the date of the merger agreement; (2) as to any rights of indemnification and related benefits pursuant to any applicable law, the articles of incorporation or bylaws of either FSRL or First Reliance Bank, or otherwise, or to claim insurance coverage or to be defended under any insurance coverage, including without limitation any directors and officers insurance coverage which applies to or benefits directors and/or officers of FSRL or First Reliance Bank and which applies to the releasor or the other releasor persons; (3) in connection with any deposits, loans, or accounts of the releasor or the other releasor persons at First Reliance Bank as of the date of the release; (4) any merger consideration to which the releasor or the other releasor persons are entitled; (5) any rights or claims of the releasor or the other releasor persons under the merger agreement; (6) in connection with claims the undersigned may have in any capacity other than as an officer, director or employee of FSRL or First Reliance Bank; and (7) any claims that are based on facts and circumstances arising after the date of the letter agreement and before the closing and have been asserted in writing to Colony and FSRL prior to the closing.

THE COMPANIES
Colony Bankcorp, Inc.
Colony Bankcorp, Inc. is a financial holding company headquartered in Fitzgerald, Georgia, and the parent company of Colony Bank, a Georgia state-chartered bank and community-based financial institution. Colony operates a full-service commercial, consumer, and mortgage borrowing business through 38 locations throughout Georgia, Florida and Alabama. As of June 30, 2026, on a consolidated basis, Colony had total assets of $3.63 billion, total net loans of $2.46 billion, total deposits of $2.97 billion and shareholders’ equity of $390 million.
Colony’s common stock is listed on the New York Stock Exchange under the symbol “CBAN.”
Colony’s principal office is located at 115 South Grant Street, Fitzgerald, Georgia 31750, and its telephone number at that location is (229) 426-6000. Information relating to executive compensation, various benefit plans, the principal holders of voting securities, relationships and related transactions and other related matters as to Colony is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” on page 171.
First Reliance Bancshares, Inc.
First Reliance Bancshares, Inc., or FSRL, is a bank holding company headquartered in Florence, South Carolina, and the sole shareholder of First Reliance Bank. FSRL was incorporated under the laws of the State of South Carolina on April 12, 2001. It acquired all the shares of First Reliance Bank on April 1, 2002, in a statutory share exchange. FSRL has no material business operations at the holding company level other than owning and managing First Reliance Bank.
First Reliance Bank is an FDIC-insured bank regulated by the FDIC and the state of South Carolina that offers a full range of banking products and services from nine full-service branch locations located throughout South Carolina. As of June 30, 2026, FSRL had $1.1 billion in total consolidated assets, $811.4 million in total loans, net of the allowance for credit losses and deferred fees, $920.3 million in total deposits and $98.4 million in shareholders’ equity.
As a bank holding company, FSRL is subject to supervision and regulation by the Federal Reserve. FSRL’s common stock is quoted on the OTCQX Best Market under the symbol “FSRL.”
FSRL’s principal office is located at 2170 West Palmetto Street, Florence, South Carolina 29501, and its telephone number at that location is (843) 656-5000. FSRL’s website is www.firstreliance.com. The information on FSRL’s website is not part of this joint proxy statement/prospectus, and the reference to the FSRL website address does not constitute incorporation by reference of any information on that website into this joint proxy statement/prospectus.
Products and Services
FSRL’s business consists primarily of taking deposits from the general public and investing those deposits, together with funds generated from operations in (1) one-to-four family residential real estate loans, (2) commercial real estate and multi-family loans, (3) acquisition, development and land loans, (4) commercial and industrial loans, (5) home equity loans and lines of credit and (6) consumer loans.
First Reliance Bank offers a diversified portfolio of lending products. First Reliance Bank grants loans and extensions of credit to individuals and a variety of small businesses in its market areas. The loan portfolio generally consists of one-to-four family residential real estate loans, commercial and multi-family real estate loans, construction and land development loans, commercial and industrial loans and consumer loans.
First Reliance Bank’s deposits are generated primarily from its branch banking network. Its primary deposit products are personal checking accounts, business checking accounts, savings accounts, money market accounts and certificates of deposit. Deposit account terms vary, with the principal differences being the minimum balance required, the amount of time the funds must remain on deposit and the interest rate.

In addition, First Reliance Bank utilizes brokered deposits as an additional source of funding and as a balance sheet management tool.
Market Area and Competition
FSRL faces competition within its market areas both in making loans and attracting deposits. FSRL’s market area has a concentration of financial institutions that include large money center and regional banks, as well as community banks and credit unions. FSRL also faces competition from savings institutions, mortgage banking firms, consumer finance companies and, with respect to deposits from money market funds, brokerage firms, mutual funds and insurance companies.
The following table lists First Reliance Bank’s deposit market share as of June 30, 2025 (the most recent date for which date is available) for each county in which First Reliance Bank had a branch, as reported in the FDIC’s Summary of Deposits.
Market Area (County)	Market Rank	No. of Institutions in Market	Deposits in Markets (in 000s)	Market Share
Charleston	20	33	18,143,732	0.14%
Florence	4	14	3,472,947	0.30%
Greenville	22	36	18,214,406	0.07%
Horry	19	21	11,970,570	0.02%
Lexington	12	18	6,376,543	0.10%
Richland	11	23	19,002,714	0.10%
Legal Proceedings
From time to time, FSRL and First Reliance Bank may become a party to various litigation matters incidental to the conduct of its business. However, neither FSRL nor First Reliance Bank is presently party to any legal proceeding the resolution of which, in the opinion of FSRL’s management, would be expected to have a material adverse effect on FSRL’s business, operating results, financial condition or prospects.
Employees
As of June 30, 2026, FSRL had a total of 166 employees, 160 of which are full-time employees. No employee of FSRL is covered by a collective bargaining agreement. FSRL considers its relationship with its employees to be good.
Description of Property
The principal properties of FSRL consist of the properties of First Reliance Bank. FSRL’s headquarters is located at 2170 West Palmetto Street, Florence, South Carolina 29501. First Reliance Bank currently operates out of its main office in Florence, South Carolina, as well as additional branch banking locations in Florence, Simpsonville, Greenville, Columbia, West Columbia, Lexington, Myrtle Beach, and Mount Pleasant, all in South Carolina. First Reliance Bank owns its main office, the other branch location in Florence, the branch in Myrtle Beach, the branch in Simpsonville, and the branch and operations facility in Mount Pleasant. All other locations are leased. First Reliance Bank believes that its banking offices are in good condition and are suitable and adequate to its needs.

SECURITY OWNERSHIP OF CERTAIN FSRL BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth, as of the record date for the FSRL special meeting, the beneficial ownership of FSRL common stock by each of FSRL’s directors and executive officers, by FSRL’s directors and executive officers as a group, and by each person known to FSRL to beneficially own more than 5% ownership of the issued and outstanding shares of FSRL common stock. Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o First Reliance Bancshares, Inc., 2170 West Palmetto Street, Florence, South Carolina 29501.
The percentages of beneficial ownership in the following table are calculated in relation to the 7,895,460 shares of FSRL common stock that were issued and outstanding as of the record date for the FSRL special meeting. Beneficial ownership is determined in accordance with the rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities. Unless otherwise indicated, and subject to the voting agreements entered into with Colony in connection with entering into the merger agreement, to FSRL’s knowledge, the persons or entities identified on the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them.
Name	Shares Beneficially Owned(1)(2)	Percent of Class
Directors and executive officers:
F.R. Saunders, Jr.	490,105	6.13%
W. Jack McElveen	12,165	*
John Jebaily	84,413	1.070%
C. Dale Lusk	34,783	*
J. Mike Reichenbach	10,500	*
Paul C. Saunders	127,129	1.61%
Julius G. Parris	54,800	*
James R Lingle Jr.	14,887	*
Robert W. Haile, Jr.	86,070	1.09%
Robert L. Hill	9,650	*
F. Richard Redden	13,350	*
F. Justin Strickland	125,424	1.59%
R. Seabrook “Brook” Moore	35,418	*
Charles H. Stuart	37,532	*
All directors and executive officers as a group (14 persons)	1,136,226	14.21%
Other 5% shareholders:
First Reliance Bank Employee Stock Ownership Plan(4) c/o First Reliance Bancshares, Inc. 2170 West Palmetto Street Florence, South Carolina 29501	359,778	4.56%
Alliance Bernstein LLC 501 Commerce Street Nashville, TN	872,584	11.05%
Manulife Financial Corporation 200 Bloor Street East Toronto, Ontario M4W 1E5	426,454	5.40%
Fourthstone LLC 575 Maryville Centre Drive, Suite 110, St. Louis, MO	782,209	9.91%

*
Indicates less than 1.00%.

(1)
Includes shares for which the individual:

•
Has sole voting and investment power;

•
Has shared voting and investment power with a spouse or other person; or

•
Holds in an IRA or other retirement plan program, unless otherwise indicated in these footnotes.

Does not include shares that may be acquired by exercising stock options or shares issuable through the vesting of restricted stock units after 60 days from June 30, 2026.
(2)
Includes shares that may be acquired within the next 60 days by exercising stock options and shares issuable through the vesting of restricted stock units within the next 60 days, but does not include any other stock options or restricted stock units.

(3)
For each individual, this percentage is determined by assuming the person exercises options for all shares which he or she has the right to acquire within 60 days, but that no other person exercises any options. For the directors and executive officers as a group, this percentage is determined by assuming that each person exercises all options which he or she has the right to acquire within 60 days, but that no other persons exercise any options.

(4)
F.R. Saunders, Jr. serves as the trustee of the ESOP. As trustee, Mr. Saunders must vote all allocated shares held in the ESOP in accordance with the instructions of the participants. In the event that a participant fails to submit voting instructions on a matter submitted to shareholders, the shares will not be voted. As of June 30, 2026, all shares held by the ESOP were allocated to participants.

FIRST RELIANCE BANCSHARES, INC. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following is a discussion of the financial condition of FSRL as of June 30, 2026, December 31, 2025, and December 31, 2024, and its results of operations for each of the six months ended June 30, 2026, and 2025, as well as the two years ended December 31, 2025 and 2024. The following discussion and analysis should be read in conjunction with the sections of this joint proxy statement/prospectus entitled “Special Cautionary Note regarding Forward-Looking Statements,” “Risk Factors,” and FSRL’s consolidated financial statements and the accompanying notes included elsewhere in this joint proxy statement/prospectus. As used in this section, unless the context otherwise requires, references to “FSRL” refers to First Reliance Bancshares, Inc. and its consolidated subsidiary, unless the context indicates otherwise.
Overview
First Reliance Bancshares, Inc.
FSRL is a holding company incorporated under the laws of the State of South Carolina on April 12, 2001, to serve as the holding company for First Reliance Bank. FSRL owns 100% of the outstanding stock of First Reliance Bank. First Reliance Bank is a non-member state bank headquartered in Florence, South Carolina that opened in 1999.
FSRL was formed as part of the bank holding company reorganization of First Reliance Bank, which was completed on April 1, 2002. FSRL’s common stock currently trades on the OTC Markets Group, Inc. (OTCQX) under ticker symbol “FSRL.”
First Reliance Bank
First Reliance Bank was organized in 1999. First Reliance Bank’s business consists primarily of taking deposits from the general public and investing those deposits, together with funds generated from operations in one-to-four family residential real estate loans, commercial real estate and multi-family loans, acquisition, development and land loans, commercial and industrial loans, home equity loans and lines of credit and consumer loans. In recent years, First Reliance Bank increased its focus, consistent with what First Reliance Bank believes to be conservative underwriting standards, originating higher yielding commercial real estate and commercial and industrial loans.
First Reliance Bank conducts its business from nine offices located in South Carolina, with two locations in Florence, South Carolina, and one each in the following locations: Columbia, South Carolina, Greenville, South Carolina, Simpsonville, South Carolina, Lexington, South Carolina, West Columbia, South Carolina, Mount Pleasant, South Carolina and Myrtle Beach, South Carolina. The First Reliance Bank provides a variety of financial services to individual and commercial customers in the markets it serves.
First Reliance Bank’s results of operations are largely dependent on net interest income, which is the difference between the interest earned on loans and securities and interest paid on deposits and borrowings. First Reliance Bank generates non-interest income largely from its customer service fees and the sale of residential mortgages into the secondary market. First Reliance Bank results of operations are also impacted by the level of operating expenses, the provision for credit losses, the impact of federal and state income taxes, the relative levels of interest rates and local and national economic activity. As of June 30, 2026, FSRL had total consolidated assets of $1.1 billion, loans, net of the allowance for credit losses and deferred fees, of $811.4 million, total deposits of $920.3 million and shareholders’ equity of $98.4 million.
Results of Operations for the Six Months ended June 30, 2026, and 2025
Performance Summary
For the six months ended June 30, 2026, FSRL generated net income of $6.2 million, or $0.76 per diluted share which compared favorably to the net income of $5.3 million, or $0.63 per diluted share, produced during the six months ended June 30, 2025. These results were driven by a combination of a stronger yield on a larger earning asset base, coupled with a reduction in its overall cost of funds, lower provision for credit losses, and lower noninterest income.
Net Interest Income
Net interest income increased by $1.5 million, or 8.5%, to $19.4 million for the six months ended June 30, 2026, from $17.9 million for the six months ended June 30, 2025. During the first half of 2026, FSRL’s average earning asset base grew to $1.04 billion, an increase of $22.2 million, or 2.2%, when compared to the $1.02 billion of average earning assets outstanding during the first six months of 2025. In addition, the yield on average earning assets for the six-month period ended June 30, 2026, totaled 5.62%, a six basis point increase when compared to the 5.56% yield generated during the same six-month period of 2025. FSRL’s overall cost of funds for the first half of 2026 was 2.55%, a nine basis points improvement when compared to the 2.64% cost incurred during the first half of 2025. Interest paid on all cost of funds declined in all categories, except NOW accounts.
As a result of the above, FSRL’s net interest rate spread increased to 3.07% for the six months ended June 30, 2026, from 2.92% for the six months ended June 30, 2025. FSRL’s net interest margin gained 22 basis points to 3.76% for the six months ended June 30, 2026, from 3.54% for the same six-month period of 2025.
The following table presents, for the periods indicated, an analysis of net interest income by each major category of interest-earning assets and interest-bearing liabilities, the average amounts outstanding and the interest earned or paid on such amounts. The table also sets forth the average rate earned on interest-earning assets, the average rate paid on interest-bearing liabilities, and the net interest margin on average total interest-earning assets for the same periods. The balance of loans that are classified as nonaccrual are reflected in average outstanding balances for the period. For the six months ended June 30, 2026 and 2025, interest income not recognized on nonaccrual loans was immaterial. The average total loans reflected below are net of deferred loan fees and discounts.
	For the six months ended June 30,
	2026			2025
	Average Balance Outstanding	Interest Earned/ Paid	Average Yield/ Rate	Average Balance Outstanding	Interest Earned/ Paid	Average Yield/ Rate
	(Dollars in thousands)
Interest-earning assets:
Loans receivable	$800,211	$23,304	5.87%	$776,521	$22,233	5.77%
Loans held for sale	13,428	482	7.24%	17,937	717	8.06%
Securities available-for-sale	195,921	4,704	4.84%	183,408	4,311	4.74%
Nonmarketable equity securities	3,574	70	3.95%	1,676	54	6.45%
Interest-earning deposits	27,898	427	3.08%	39,262	769	3.95%
Total interest-earning assets	1,041,032	28,987	5.62%	1,018,804	28,084	5.56%
Non-interest-earning assets	71,297			72,172
Total assets	$1,112,329			$1,090,976
Interest-bearing liabilities:
Savings and money market accounts	$429,569	$5,291	2.48%	$427,502	$5,998	2.83%
Interest-bearing checking accounts	98,209	318	0.65%	152,565	473	0.62%
Time Deposits	153,071	2,386	3.14%	157,773	2,700	3.45%
Total interest-bearing deposits	680,849	7,995	2.37%	737,840	9,171	2.51%
FHLB advances	57,887	1,112	3.87%	18,732	404	4.35%
Subordinated debentures	19,795	486	4.95%	24,111	635	5.31%
Total interest-bearing liabilities	758,531	9,593	2.55%	780,683	10,210	2.64%

	For the six months ended June 30,
	2026			2025
	Average Balance Outstanding	Interest Earned/ Paid	Average Yield/ Rate	Average Balance Outstanding	Interest Earned/ Paid	Average Yield/ Rate
	(Dollars in thousands)
Non-interest-bearing deposits	245,120			217,556
Other liabilities	12,900			12,585
Total equity	95,778			80,152
Total liabilities and equity	$1,112,329			$1,090,976
Net interest income		$19,394			$17,874
Net interest rate spread(1)			3.07%			2.92%
Net interest margin(2)			3.76%			3.54%

(1)
Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate of interest-bearing liabilities.

(2)
Net interest margin represents net interest income divided by average total interest-earning assets.

The following table presents the effect of net income for changes in the average outstanding volumes of interest-earning assets and interest-bearing liabilities and the rates earned and paid on these assets and liabilities from June 30, 2026 to June 30, 2025:
	For the six months ended June 30,
	2026 vs. 2025
	Increase/(decrease) due to		Total increase/ (decrease)
	Volume	Rate
	(Dollars in thousands)
Interest-earning assets:
Loans receivable	$690	$381	$1,071
Loans held for sale	(162)	(73)	(235)
Securities available-for-sale	301	93	394
Nonmarketable equity securities	37	(21)	16
Interest-earning deposits	(174)	(169)	(343)
Total interest-earning assets	692	211	903
Interest-bearing liabilities:
Savings and money market accounts	26	(733)	(707)
Interest-bearing checking accounts	(176)	21	(155)
Certificate accounts	(73)	(241)	(314)
Total interest-bearing deposits	(223)	(953)	(1,176)
FHLB advances	752	(44)	708
Subordinated debentures	(106)	(43)	(149)
Total interest-bearing liabilities	423	(1,040)	(617)
Change in net interest income	$269	$1,251	$1,520
Provision for Credit Losses
FSRL’s provision for credit losses is an entry to income to bring its allowance for credit losses to a level deemed appropriate by management. For a description of the factors taken into account by management in determining the allowance for credit losses (“ACL”), see notes to the financial statements on page. The provision for credit losses was charged $491,000 of expense for the six-months ended June 30, 2026, and $298,466 of expense for the six-month period ended June 30, 2025.
The allowance for credit losses was $9.3 million, or 1.14% of total loans (excluding loans held for sale), at June 30, 2026, and $8.8 million, or 1.13% of total loans (excluding loans held for sale), at December 31, 2025, and $8.5 million, or 1.09% of total loans (excluding loans held for sale), at June 30, 2025.
Non-interest Income
The primary sources of FSRL’s non-interest income are mortgage banking income, service charges on deposit accounts and other services charges and fees. Income from the investment in bank-owned life insurance (“BOLI”) is another contributor to FSRL’s non-interest income. Service charges on accounts includes maintenance charges as well as fees for non-sufficient funds/overdrafts. Other service charges, commissions and fees includes ATM and debit card income. The following table presents, for the periods indicated, the categories of non-interest income:
	For the six months ended June 30,		Change
	2026	2025	Amount	Percent
	(Dollars in thousands)
Mortgage banking income	$3,867	$2,937	$930	31.7%
Service charges on deposit accounts	727	618	109	17.6%
Other services charges, commissions and fees	1,034	1,072	(38)	(3.5)
Loss on sale of investment securities	(6)	(182)	176	96.7
Gain on sale of mortgage servicing rights	266	—	266	100.0
Gain on sale of branches	—	2,313	(2,313)	(100.0)
Gain on early extinguishment of debt	—	140	(140)	(100.0)
Loss on disposal of fixed asset	—	(200)	200	100.0
Income on bank-owned life insurance	211	206	5	2.4
Other	335	300	35	11.7
Total non-interest income	$6,434	$7,204	$(770)	(10.7)
Non-interest income for the six months ended June 30, 2026, decreased $770,000, or 10.7%, to $6.4 million, compared to $7.2 million for the same period in 2025. The decline was due to the $2.3 million gain on the sale of branches and the $140,000 gain on early debt extinguishment recognized in 2025. These two items were partially offset by a $930,000 increase in mortgage banking income, a $266,000 gain on the sale of mortgage servicing rights, a $109,000 increase in deposit account service fees, no fixed-asset write-down in 2026, and a $176,000 reduction in losses on securities sold.
Non-interest Expense
FSRL’s non-interest expense category is composed of all employee expenses, costs associated with operating FSRL’s facilities, obtaining and retaining customer relationships and providing banking services. The largest component of non-interest expense is salaries and employee benefits. Non-interest expense also includes operational expenses, such as occupancy expenses, depreciation and amortization, professional and regulatory fees, including FDIC assessments, data processing expenses, and costs associated with advertising, marketing and promotions.

The following table presents, for the periods indicated, the major categories of non-interest expenses:
	For the six months ended June 30,		Change
	2026	2025	Amount	Percent
	(Dollars in thousands)
Salaries and employee benefits	$11,173	$10,855	$318	2.9%
Occupancy and equipment	1,520	1,561	(41)	(2.6)
Data processing, technology, and communications	2,533	2,299	234	10.2
Professional fees	221	401	(180)	(44.9)
Marketing	161	298	(137)	(46.0)
Other	1,984	2,006	(22)	(1.1)
Total non-interest expense	$17,592	$17,420	$172	1.0%
Non-interest expenses for the six months ended June 30, 2026, increased $172,000, or 1.0%, to $17.6 million compared to $17.4 million for the same six month period in 2025. The cost of salaries and other employee benefits remains the largest component of non-interest expenses for FSRL. These costs include salaries, incentive compensation, stock compensation, benefit plans, health insurance and payroll taxes. The increase was primarily driven by a $318,000 rise in compensation and benefits related to mortgage commissions, incentives, and stock compensation expense, partially offset by lower salaries, payroll taxes, and benefits. Data processing, technology, and communications expense increased $234,000. These increases were partially offset by a $137,000 decrease in marketing expense and $180,000 decrease in professional fees related to FDICIA compliance audit that was accrued for in 2025 and legal costs.
Income Tax Expense
FSRL had income tax expense of $1.7 million for the six months ended June 30, 2026, compared to $1.6 million of income tax expense for the six months ended June 30, 2025. This increase was the result of the $1.1 million increase in income before taxes for the comparable six-month periods. FSRL’s effective tax rates were 21.4% and 23.2% for the six months ended June 30, 2026, and 2025, respectively.
Results of Operations for the Years Ended December 31, 2025 and 2024
Performance Summary
For the year ended December 31, 2025, FSRL generated $10.9 million of net income, or $1.31 per diluted share, compared to $5.9 million, or $0.71 per diluted share, for the year ended December 31, 2024. This improvement was driven by higher yields on a growing earning asset base and lower yields on funding liabilities, resulting in a year-over-year increase of $5.6 million in FSRL’s net interest income.
Net Interest Income
For the year ended December 31, 2025, net interest income totaled $36.9 million versus $31.4 million for the twelve-month period ended December 31, 2024. Interest income benefited from improved yields on a larger average earning asset base and lower yields on total interest-bearing liabilities. Average earning assets totaled $1.023 billion and $965.6 million, respectively, for the twelve months ended December 31, 2025, and 2024, an increase of $57.1 million. Over this same period the yield on FSRL’s average earning asset gained 11 basis points to 5.55% for 2025, compared to the 5.44% realized during 2024. This earning asset growth was funded through a $29.2 million increase in FSRL’s average interest-bearing deposits outstanding and from noninterest bearing deposits of $27.7 million over this same period. The cost of FSRL’s average interest-bearing liabilities decreased 25 basis points, from 2.87% for the year ended December 31, 2024 to 2.62% for the year ended December 31, 2025. As a result, FSRL’s net interest margin expanded 36 basis points from 3.25% to 3.61% for the years ended December 31, 2024 and 2025, respectively.
The following table presents, for the periods indicated, an analysis of net interest income by each major category of interest-earning assets and interest-bearing liabilities, the average amounts outstanding and the interest earned or paid on such amounts. The table also sets forth the average rate earned on interest-earning assets, the average rate paid on interest-bearing liabilities, and the net interest margin on average total interest-earning assets for the same periods. The balance of loans that are classified as nonaccrual are reflected in average outstanding balances for the period. For the twelve months ended December 31, 2025 and 2024, interest income not recognized on nonaccrual loans was immaterial. The average total loans reflected below are net of deferred loan fees and discounts.
	For the years ended December 31,
	2025			2024
	Average Balance Outstanding	Interest Earned/ Paid	Average Yield/ Rate	Average Balance Outstanding	Interest Earned/ Paid	Average Yield/ Rate
	(Dollars in thousands)
Interest-earning assets:
Loans receivable	$777,863	$45,139	5.80%	$731,688	$41,445	5.66%
Loans held for sale	14,847	1,171	7.89%	20,827	1,369	6.57%
Securities available-for-sale	190,321	8,913	4.68%	172,932	7,831	4.53%
Nonmarketable equity securities	1,671	109	6.52%	1,803	127	7.01%
Interest-earning deposits	38,027	1,433	3.79%	38,357	1,718	4.48%
Total interest-earning assets	1,022,729	56,775	5.55%	965,607	52,490	5.44%
Non-interest-earning assets	72,020			70,560
Total assets	$1,094,749			$1,036,167
Interest-bearing liabilities:
Savings and money market accounts	$424,109	$11,650	2.75%	$373,626	$11,008	2.95%
Interest-bearing checking accounts	131,197	873	0.67%	140,923	1,018	0.72%
Certificate accounts	160,932	5,399	3.35%	172,522	6,404	3.71%
Total interest-bearing deposits	716,238	17,922	2.50%	687,071	18,430	2.68%
FHLB advances	18,364	766	4.17%	22,313	1,221	5.47%
Subordinated debentures	21,927	1,142	5.21%	25,739	1,458	5.67%
Total interest-bearing liabilities	756,529	19,830	2.62%	735,123	21,109	2.87%
Non-interest-bearing deposits	240,864			213,190
Other non-interest bearing liabilities	12,818			13,508
Total equity	84,538			74,346
Total liabilities and equity	$1,094,749			$1,036,167
Net interest income		$36,945			$31,381
Net interest rate spread(1)			2.93%			2.57%
Net interest margin(2)			3.61%			3.25%

(1)
Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate of interest-bearing liabilities.

(2)
Net interest margin represents net interest income divided by average total interest-earning assets.

The following table presents the effect of net income for changes in the average outstanding volumes of interest-earning assets and interest-bearing liabilities and the rates earned and paid on these assets and liabilities from December 31, 2024 to December 31, 2025:

	For the years ended December 31,
	2025 vs. 2024
	Increase/(decrease) due to		Total increase/ (decrease)
	Volume	Rate
	(Dollars in thousands)
Interest-earning assets:
Loans receivable	$2,680	$1,015	$3,695
Loans held for sale	(471)	273	(198)
Securities available-for-sale	814	267	1,081
Nonmarketable equity securities	(9)	(9)	(18)
Interest-earning deposits	(13)	(262)	275
Total interest-earning assets	3,001	1,284	4,285
Interest-bearing liabilities:
Savings and money market accounts	1,387	(744)	643
Interest-bearing checking accounts	(65)	(81)	(146)
Certificate accounts	(389)	(617)	(1,006)
Total interest-bearing deposits	933	(1,496)	509
FHLB advances	(165)	(290)	(455)
Subordinated debentures	(198)	(118)	(316)
Total interest-bearing liabilities	570	(1,850)	(1,280)
Change in net interest income	$2,431	$3,134	$5,565
Provision for Credit Losses
The provision for credit losses was charged $567,058 of expense for the twelve months ended December 31, 2025, and $299,334 of expense for the twelve-month period ended December 31, 2024.
The allowance for credit losses was $8.8 million, or 1.13% of total loans, at December 31, 2025, and $8.4 million, or 1.12% of total loans, at December 31, 2024.
Non-interest Income
The following table presents, for the periods indicated, the major categories of FSRL’s non-interest income:
	For the years ended December 31,		Change
	2025	2024	Amount	Percent
	(Dollars in thousands)
Mortgage banking income	$5,919	$4,803	$1,116	23.2%
Service charges on deposit accounts	1,435	1,297	138	10.6
Other services charges, commissions and fees	2,130	2,165	(35)	(1.6)
Loss on sale of investment securities	(476)	(308)	(168)	(54.6)
Gain on sale of branches	2,313	—	2,313	—
Gain on early extinguishment of debt	140	—	140	—
Gain (loss) on disposal of fixed asset	182	(818)	1,000	122.2%
Income on bank-owned life insurance	421	418	3	0.7
Other	660	642	18	2.8
Total non-interest income	$12,724	$8,199	$4,525	55.2%

Non-interest income for the twelve months ended December 31, 2025, increased $4.5 million, or 55.2%, to $12.7 million, when compared to $8.2 million realized for the same twelve-month period of 2024. This increase is primarily due to improved mortgage banking income, gain on sale of the two North Carolina branches in May 2025, gain on disposal of fixed assets, and gain on early extinguishment of debt in January 2025.
Non-interest Expense
The following table presents, for the periods indicated, the major categories of non-interest expense:
	For the years ended December 31,		Change
	2025	2024	Amount	Percent
	(Dollars in thousands)
Salaries and employee benefits	$21,785	$19,281	$2,504	13.0%
Occupancy and equipment	3,022	3,417	(395)	(11.6)
Data processing, technology, and communications	4,576	4,336	240	5.5
Professional fees	681	739	(58)	(7.8)
Marketing	524	431	93	21.6
Other	4,132	3,396	736	21.7
Total non-interest expense	$34,720	$31,600	$3,120	9.9%
Non-interest expenses for the year ended December 31, 2025, increased $3.1 million, or 9.9%, to $34.7 million compared to $31.6 million for the same twelve-month period in 2024.
Salaries and other employee benefit expenses increased $2.5 million for the years ended December 31, 2025, compared to 2024. Salaries, commissions, bonuses and payroll taxes all increased year-over-year, while employee benefits declined to partially offset the increases. Salary expense for 2025, totaled $13.9 million, an increase of $662,000, or 5.0%, over the $13.2 million of salary expense for the same twelve-month period of 2024. Over this same period of time the cost of some of FSRL’s benefits, primarily due to a reduction in employee stock ownership plan expense, experienced a $97,000 reduction. In addition, with the improvement in mortgage banking income in non-interest income, mortgage commissions and incentives increased by $692,000.
Equipment and occupancy expenses for the twelve months ended December 31, 2025, decreased by $395,000, or 11.6%, to $3.0 million compared to $3.4 million for the same period in 2024. This reduction was primarily the result of selling the two branches in North Carolina in May 2025, and the assumption of those leases by the acquiring financial institution.
Marketing expense for the twelve months ended December 31, 2025, increased by $93,000, or 21.6% compared to the same period in 2024, due primarily to a more active marketing campaign within our markets.
Other operating expenses for the year ended December 31, 2025, increased by $736,000, or 21.7%, to $4.1 million compared to $3.4 million for the same period in 2024. The increase for 2025 is primarily attributable to $258,000 of cost related to the sale of the North Carolina branches in May 2025, and $336,000 paid for a $400,000 South Carolina historical tax credit.
Financial Condition
As of June 30, 2026, total assets were $1.127 billion, an increase of $33.6 million, or 3.1%, from year end December 31, 2025. Total assets were $1.093 billion as of December 31, 2025, an increase of $26.3 million, or 2.5%, when compared to $1.067 billion of total assets as of December 31, 2024. Deposits declined during the first six months of 2026 by $27.8 million and coupled with loan growth during the first six months of 2026 of $40.8 million resulted in the bank increasing its borrowings from the Federal Home Loan Bank of Atlanta by $55.0 million to $75.0 million at June 30, 2026 from $20.0 million at December 31, 2025. FSRL’s level of cash and cash equivalents totaled $27.0 million as of June 30, 2026, a decrease of $5.1 million when compared to the $32.1 million of cash on-hand as of December 31, 2025. The cash balance for FSRL at year-end 2024, was $47.2 million.
Investment Securities
Total investments were $193.2 million as of June 30, 2026, versus $197.8 million as of December 31, 2025, and $176.7 million at December 31, 2024. Investment securities available-for-sale (AFS) as of June 30, 2026, December 31, 2025, and 2024, are as follows:
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Fair Value as % of Total
June 30, 2026:
US Agency securities	$27,878,921	$4,476	$488,869	$27,394,527	14%
Municipal securities	24,313,052	4,018	1,863,019	22,454,051	12%
Mortgage-backed securities	94,022,751	1,017,183	5,890,743	89,149,192	47%
Collateralized loan obligations	24,075,638	8,733	12,444	24,071,927	13%
Corporate bonds	25,867,722	296,677	572,325	25,592,074	14%
Corporate obligations	—	—	—	—	—
	$196,158,084	$1,331,087	$8,827,400	$188,661,771	100%
December 31, 2025:
US Agency securities	$22,594,251	$112,059	$213,794	$22,492,516	11%
Municipal securities	25,289,032	49,794	1,648,908	23,689,918	12%
Mortgage-backed securities	98,146,005	1,297,988	5,527,660	93,916,333	48%
Collateralized loan obligations	32,589,986	21,026	24,908	32,586,104	17%
Corporate bonds	23,150,853	586,855	527,562	23,210,146	12%
	$201,770,127	$2,067,722	$7,942,832	$195,895,017	100%
December 31, 2024:
US Agency securities	$18,716,485	$14,563	$598,283	$18,132,765	10%
Municipal securities	31,643,280	—	3,449,178	28,194,102	16%
Mortgage-backed securities	93,994,118	379,351	9,109,137	85,264,332	48%
Collateralized loan obligations	25,512,609	40,191	—	25,552,800	15%
Corporate bonds	18,898,035	698,700	895,176	18,701,559	11%
	$188,764,527	$1,132,805	$14,051,774	$175,845,558	100%
The following outlines the unrealized losses and estimated fair value by investment category and length of time that individual securities have been in a continuous unrealized loss position as of June 30, 2026, December 31, 2025, and 2024:

	June 30, 2026		December 31, 2025		December 31, 2024
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
Unrealized loss for less than 12 months:
US Agency securities	$13,349,050	$164,723	—	—	$12,872,226	$231,401
Municipal securities	—	—	$3,626,828	$145,943	1,658,156	115,228
Mortgage-backed securities	1,682,391	19,389	12,812,640	505,379	2,129,346	239,949
Collateralized loan obligations	—	—	13,652,364	24,908	—	—
Corporate bonds	7,791,495	155,705	5,012,059	88,177	1,573,188	36,222
Total less than 12 months	$22,822,936	$339,817	$35,103,891	$764,407	$18,232,916	$622,800
Unrealized loss for more than 12 months:
US Agency securities	$12,553,805	$324,146	$11,090,970	$213,794	$3,982,834	$366,882
Municipal securities	22,370,495	1,863,019	15,278,433	1,502,968	26,535,946	3,333,950
Mortgage-backed securities	55,212,351	5,871,354	47,320,780	5,022,282	59,994,333	8,869,188
Collateralized loan obligations	12,063,194	12,444	—	—	—	—
Corporate bonds	7,559,529	416,619	6,906,591	439,385	7,957,316	858,954
Total more than 12 months	109,759,374	8,487,582	80,596,774	7,178,426	98,470,429	13,428,974
Total	$132,582,310	$8,827,399	$115,700,665	$7,942,833	$116,703,345	$14,051,774
At June 30, 2026, December 31, 2025, and 2024, FSRL had unrealized losses in the investment portfolio related to debt securities. The unrealized losses on the debt securities arose due to changing interest rates and market conditions and are considered to be temporary because of acceptable investment grades or the repayment sources of principal and interest backed by government entities. As of June 30, 2026, FSRL had a total of 119 individual positions in its AFS bond portfolio, of which 76 obligations contained unrealized losses. At December 31, 2025, FSRL held a total of 113 individual positions in its AFS bond portfolio, of which 73 obligations contained unrealized losses. At December 31, 2024, 84 of the 109 individual securities contained unrealized losses. FSRL does not intend to sell the investments, and it is not likely that FSRL will be required to sell the investments before recovery of their amortized cost basis, which may be at maturity.
The following table presents the number and aggregate depreciation from FSRL’s amortized cost basis of debt securities available-for-sale in an unrealized loss position by security type at June 30, 2026:
	Number of Securities	Aggregate Depreciation
US Agency securities	17	-1.9%
Municipal securities	19	-7.7%
Mortgage-backed securities	35	-9.4%
Collateralized loan obligations	2	-0.1%
Corporate bonds	13	-3.6%
Total	86	-6.2%
As of June 30, 2026, no ACL has been recognized on AFS securities in an unrealized loss position as management does not believe any of the securities are impaired due to reasons of credit quality. This is based upon FSRL’s analysis of the underlying risk characteristics, including credit ratings, and other qualitative factors related to FSRL’s AFS securities and in consideration of FSRL’s historical credit loss experience and internal forecasts. The issuers of these securities continue to make timely principal and interest payments under the contractual terms of the securities. Furthermore, management does not have the intent to sell any of the securities classified as AFS in the table above and believes that it is more likely than not that FSRL will not have to sell any such securities before a recovery of cost. The unrealized losses are due to increases in market interest rates over the yields available at the time the underlying securities were purchased. The fair value is expected to recover as the securities approach their maturity date or repricing date or if market yields for such investments decline.
As of June 30, 2026, December 31, 2025, and 2024, accrued interest on investment securities was approximately $1.3 million, $1.4 million and $1.3 million, respectively.
The amortized cost, estimated fair value, and weighted average yield of investment securities available-for-sale at June 30, 2026, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities as some issuers have the right to call or prepay certain obligations with or without call or prepayment penalties.
	June 30, 2026 Investment securities with maturities
	Amortized Cost	Estimated Fair Value	Wt. Avg. Yield
US Agency securities
Maturing within one year	$—	$—	—
Maturing in one to five years	2,877,282	2,865,647	2.28%
Maturing in five to ten years	22,217,775	21,944,679	3.69%
Maturing after ten years	2,783,864	2,584,201	2.96%
Total US Agency securities	27,878,921	27,394,527	3.47%
Municipal securities
Maturing within one year	—	—	—
Maturing in one to five years	14,420,361	13,297,409	2.42%
Maturing in five to ten years	6,450,748	5,873,220	3.39%
Maturing after ten years	3,441,943	3,283,422	3.12%
Total Municipal securities	24,313,052	22,454,051	2.78%
Mortgage-backed securities
Maturing within one year	—	—	—
Maturing in one to five years	177,307	175,295	3.50%
Maturing in five to ten years	2,387,536	2,363,094	4.44%
Maturing after ten years	91,457,908	86,610,803	3.92%
Total mortgage-backed securities	94,022,751	89,149,192	3.93%
Collateralized loan obligations
Maturing within one year	—	—	—
Maturing in one to five years	—	—	—
Maturing in five to ten years	2,000,000	2,005,453	6.15%
Maturing after ten years	22,075,638	22,066,474	5.37%
Total collateralized loan obligations	24,075,638	24,071,927	5.43%
Corporate bonds
Maturing within one year	—	—	—
Maturing in one to five years	7,321,274	7,351,337	6.79%

	June 30, 2026 Investment securities with maturities
	Amortized Cost	Estimated Fair Value	Wt. Avg. Yield
Maturing in five to ten years	18,546,448	18,240,737	5.04%
Maturing after ten years	—	—	—
Total Corporate bonds	25,867,722	25,592,074	5.53%
Total investment securities	$196,158,084	$188,661,771	4.12%

The weighted average yield on investment securities is calculated using the current yield of each bond position, multiplied by its current book value to generate its individual annualized interest income. The sum of the annual interest income generated per investment security category is then compared to the total book value of that same category to derive its weighted average yield.
For the six-months ended June 30, 2026, FSRL sold one corporate security and realized a gain of $14,933. During 2025, FSRL sold six securities. All six were municipal securities and five were sold at a realized loss that totaled $503,828 and one at a realized gain of $27,889. The total proceeds received were $8,066,937. During 2024, FSRL sold three securities. One U.S. Agency security and two municipal securities with proceeds totaling $8,227,090. The U.S. Agency security had a realized gain of $92,540 and was more than offset by total realized losses on the two municipal securities of $400,638.
At June 30, 2026, investment securities with a par value of $64,991,673 and a fair value of $59,798,118, were pledged as collateral to secure public deposits. At December 31, 2025 and 2024, investment securities with a par value of $74,811,979 and $44,574,784 and a fair market value of $70,182,461 and $39,540,891, respectively, were pledged as collateral for securities under agreements to repurchase and to secure public deposits.
Loans and Allowance for Credit Losses
Major classifications of loans, by purpose code, at June 30, 2026, December 31, 2025, and 2024, are summarized as follows:
	June 30, 2026	Percent	December 31, 2025	Percent	December 31, 2024	Percent
Real estate loans:
Residential	$308,168,833	37.55%	$287,795,386	36.90%	$259,387,434	34.41%
Construction	49,802,420	6.07%	34,336,069	4.40%	23,957,165	3.18%
Non-residential	380,720,638	46.38%	378,026,605	48.47%	384,268,452	50.98%
Total real estate loans	738,691,891		700,158,060		667,613,051
Consumer loans	10,671,652	1.30%	13,306,298	1.71%	22,059,993	2.93%
Commercial & industrial loans	71,377,726	8.70%	66,470,571	8.52%	64,065,374	8.50%
Total loans	820,741,269	100.00%	779,934,929	100.00%	753,738,418	100.00%
Less: Allowance for credit losses	9,333,980		8,826,565		8,434,000
Loans, net	$811,407,289		$771,108,364		$745,304,418

The contractual maturity of loans as of the date indicated are summarized in the following tables:
	June 30, 2026
	1 Year or Less	1 to 5 Years	5 to 15 Years	After 15 Years	Total
Real estate loans:
Residential	$22,272,065	$52,911,237	$57,772,746	$175,212,785	$308,168,833
Construction	6,286,858	22,096,166	12,524,629	8,894,767	49,802,420
Non-residential	73,470,281	262,121,608	45,128,749	—	380,720,638
Total real estate loans	102,029,204	337,129,011	115,426,124	184,107,552	738,691,891
Consumer loans	4,093,913	5,972,269	600,876	4,594	10,671,652
Commercial & industrial loans	15,336,896	37,154,682	18,886,148	—	71,377,726
Total loans	$121,460,013	$380,255,962	$134,913,148	$184,112,146	$820,741,269
	December 31, 2025
	1 Year or Less	1 to 5 Years	5 to 15 Years	After 15 Years	Total
Real estate loans:
Residential	$18,383,711	$58,195,451	$49,894,360	$161,321,864	$287,795,386
Construction	4,687,321	15,371,615	7,697,446	6,579,687	34,336,069
Non-residential	63,984,529	265,423,011	48,619,065	—	378,026,605
Total real estate loans	87,055,561	338,990,077	106,210,871	167,901,551	700,158,060
Consumer loans	3,926,193	8,569,185	805,230	5,690	13,306,298
Commercial & industrial loans	10,509,888	37,043,612	18,917,071	—	66,470,571
Total loans	$101,491,642	$384,602,874	$125,933,172	$167,907,241	$779,934,929
	December 31, 2024
	1 Year or Less	1 to 5 Years	5 to 15 Years	After 15 Years	Total
Real estate loans:
Residential	$18,575,863	$55,073,203	$44,280,164	$141,458,204	$259,387,434
Construction	4,502,365	13,689,990	802,927	4,961,883	23,957,165
Non-residential	22,227,005	293,750,064	68,291,383	—	384,268,452
Total real estate loans	45,305,233	362,513,257	113,374,474	146,420,087	667,613,051
Consumer loans	4,812,824	16,261,941	979,610	5,617	22,059,992
Commercial & industrial loans	16,910,728	29,725,097	17,429,550	—	64,065,375
Total loans	$67,028,785	$408,500,295	$131,783,634	$146,425,704	$753,738,418

The following table presents FSRL’s loans that were maturing in greater than one year, that had adjustable and fixed rate as of the date indicated:
	June 30, 2026		December 31, 2025		December 31, 2024
	Adjustable Rate	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Fixed Rate
Real estate loans:
Residential	$148,224,996	$137,671,772	$141,241,562	$143,418,576	$91,436,178	$149,375,393
Construction	15,461,604	28,053,958	1,944,651	31,456,584	2,313,750	17,141,050
Non-residential	60,340,227	246,910,130	62,390,575	314,764,248	58,728,745	303,312,702
Total real estate loans	224,026,827	412,635,860	205,576,788	489,639,408	152,478,673	469,829,145
Consumer loans	92,222	6,718,913	89,634	12,761,468	103,472	17,407,619
Commercial & industrial loans	18,449,199	37,614,245	25,166,520	41,091,211	21,157,651	26,020,871
Total loans	$242,568,248	$456,969,018	$230,832,942	$543,492,087	$173,739,796	$513,257,635
FSRL grants loans and extensions of credit to individuals, as well as a variety of firms and corporations throughout its footprint. Although FSRL has a diversified loan portfolio, a substantial portion of the loan portfolio is collateralized by improved and unimproved real estate and is dependent on the real estate market.
FSRL has divided the loan portfolio into five portfolio segments, each with different risk characteristics and methodologies for assessing risk. The portfolio segments identified by FSRL are 1) Construction real estate; 2) Residential real estate; 3) Non-residential real estate; 4) Commercial and industrial; and 5) Consumer and other. The paragraphs below contain a description and loans included of each segment:
Construction real estate loans:   Includes commercial construction, land acquisition and development loans, single-family construction to small businesses and individuals. These loans are generally secured by the land or the real property being built and are made based on FSRL’s assessment of the value of the property on an as-completed basis and repayment depends upon project completion and sale, refinancing, or operation of the real estate.
Residential real estate loans:   Includes 1 – 4 family mortgage loans, residential line of credit loans, and residential construction loans. All of these loan types are primarily made with respect to and secured by single family homes, which are both owner-occupied and investor owned. Repayment depends primarily upon the cash flow of the borrower as well as the value of the real estate collateral.
Non-residential real estate loans:   Includes commercial real estate non-owner occupied and owner-occupied loans to finance commercial real estate investment properties for various purposes including use as offices, warehouses, production facilities, health care facilities, hotels, mixed-use residential/commercial, manufacturing housing communities, assisted living facilities, retail centers, restaurants, churches and agricultural based facilities. Commercial real estate owner-occupied loans are typically repaid through the ongoing business operations of the borrower. Commercial real estate nonowner-occupied loans are typically repaid with the funds received from the sale or refinancing of the property or rental income from such property.
Commercial and industrial loans:   Commercial and industrial loans are typically made to small-sized manufacturing, wholesale, retail and service businesses, and farmers for working capital and operating needs and business expansions. Commercial and industrial loans generally include lines of credit and loans with maturities of five years or less. Commercial and industrial loans are generally made with operating cash flows as the primary source of repayment, but may also include collateralization by inventory, accounts receivable, equipment and personal guarantees.
Consumer and other loans:   Includes loans to individuals for personal, family and household purposes, including car, boat and other recreational vehicle loans, manufactured homes (without real estate) and personal lines of credit. Consumer loans are generally secured by vehicles and other household goods, with repayment depending primarily on the cash flow of the borrower.

As of June 30, 2026, December 31, 2025, and 2024, accrued interest on loans was approximately $1.7 million, $1.6 million, and $1.4 million, respectively.
FSRL’s estimate of the ACL reflects losses expected over the remaining contractual life of the assets. The following tables present the activity in the ACL by class of loans for the six-month period ended June 30, 2026, and the years ended December 31, 2025, and 2024.
June 30, 2026
	Total	Real Estate Loans			Total Real Estate Loans	Commercial and Industrial	Consumer and Other
		Construction	Residential	Non- Residential
Beginning balance	$8,826,565	$430,110	$3,669,862	$3,514,341	$7,614,313	$1,059,144	$153,108
Provisions	491,000	211,626	227,479	19,887	458,992	67,105	(35,097)
Recoveries	34,025	2,500			2,500	16,564	14,961
Charge-offs	(17,610)			(1,865)	(1,865)	(1,975)	(13,770)
Ending balance	$9,333,980	$644,236	$3,897,341	$3,532,363	$8,073,940	$1,140,838	$119,202
December 31, 2025
	Total	Real Estate Loans			Total Real Estate Loans	Commercial and Industrial	Consumer and Other
		Construction	Residential	Non- Residential
Beginning balance	$8,434,000	$339,891	$3,165,512	$3,707,907	$7,213,310	$973,353	$247,337
Provisions	567,058	83,719	471,231	(193,566)	361,384	267,834	(62,160)
Recoveries	157,077	6,500	33,119	—	39,619	79,702	37,756
Charge-offs	(331,570)	—	—	—	—	(261,745)	(69,825)
Ending balance	$8,826,565	$430,110	$3,669,862	$3,514,341	$7,614,313	$1,059,144	$153,108
December 31, 2024
	Total	Real Estate Loans			Total Real Estate Loans	Commercial and Industrial	Consumer and Other
		Construction	Residential	Non- Residential
Beginning balance	$8,393,494	$428,232	$2,858,732	$3,913,916	$7,200,880	$786,734	$405,879
Provisions	299,334	(94,341)	238,549	(206,010)	(61,802)	418,477	(57,341)
Recoveries	128,478	6,000	73,232	—	79,232	20,906	28,340
Charge-offs	(387,305)	—	(5,000)	—	(5,000)	(252,764)	(129,541)
Ending balance	$8,434,000	$339,891	$3,165,513	$3,707,906	$7,213,310	$973,353	$247,337
As of June 30, 2026, FSRL’s ACL was $9.3 million and had nonaccrual loans of $0.6 million, which represented 1.14% and 0.08% of total loans outstanding, respectively. The ACL as of June 30, 2026, covered the level of nonaccrual loans 14.9 times. During the six-months ended June 30, 2026, FSRL had net loan recoveries of approximately $16,000 or 0.01% of average loans outstanding during the period. As of December 31, 2025, FSRL’s ACL was $8.8 million and had nonaccrual loans of $1.7 million, which represented 1.13% and 0.22% of total loans outstanding, respectively. The ACL as of December 31, 2025, covered the level of nonaccrual loans 5.16 times. During the twelve months ended December 31, 2025, FSRL had net loan charge-offs of approximately $174,000 or 0.02% of average loans outstanding during the period. As of December 31, 2024, FSRL’s ACL was $8.4 million and had nonaccrual loans of $1.2 million, which represented 1.12% and 0.16% of total loans outstanding, respectively. The ACL as of December 31, 2024, covered the level of nonaccrual loans 7.09 times. During the twelve months ended December 31, 2024, FSRL had net loan charge-offs of approximately $259,000 or 0.04% of average loans outstanding during the period.
FSRL calculates its expected credit loss using a non-discounted cash flow methodology that calculates the lifetime loss rate. Loss estimates within the collectively assessed population, used for loans that share common risk characteristics, are based on a combination of pooled assumptions and loan-level characteristics. Expected losses for FSRL’s collectively assessed loan segments are estimated using a loan-level probability of default (“PD”) / loss given default (“LGD”) cash flow method with an exposure at default (“EAD”) model. Our third-party provider, Abrigo, supports the model and the Valuant Index used by FSRL.
For each segment, FSRL generates cash flow projections at the instrument level wherein payment expectations are adjusted for estimated prepayment speeds, probability of default rates, and loss given default rates. Due to limited historical losses, the modeling of quantitative loss inputs such as PD and LGD utilize the Valuant Index. In order to estimate the life of a loan, the contractual term of the loan is adjusted for estimated prepayments based on market information and FSRL’s prepayment history.
FSRL also considers the need to adjust historical information to reflect the extent to which management expects losses through a reasonable and supportable forecast. FSRL has elected to utilize the regression model built off the Valuant Index to reasonably forecast expected PDs based on expected changes in the Fannie Mae National Unemployment Rate.
The ACL is measured on a collective segment basis when similar risk characteristics exist. FSRL’s loan portfolio is segmented first by the five portfolio segments described above, and second, by internally identified risk grades (see description below). Consistent forecasts of the loan drivers are used across the loan segments. For loans that do not share general risk characteristics with segments, FSRL estimates a specific reserve on an individual basis. A reserve is recorded when the carrying amount of the loan exceeds the discounted estimated cash flows using the loan’s initial effective interest rate or the fair value of collateral for collateral-dependent loans.
FSRL closely monitors economic conditions and loan performance trends to manage and evaluate the exposure to credit risk. Key factors tracked by FSRL and utilized in evaluating the credit quality of the loan portfolio include trends in delinquency ratios, the level of nonperforming assets, borrower’s repayment capacity and collateral coverage.
The following tables present information relative to individually and collectively evaluated loans by portfolio segment as of June 30, 2026, December 31, 2025, and 2024:
	Loans		Allowance for credit losses
	Individually evaluated for impairment	Collectively evaluated for impairment	Individually evaluated for impairment	Collectively evaluated for impairment
June 30, 2026:
Real estate loans:
Residential	$142,390	$308,026,443	—	$3,897,341
Construction	—	49,802,420	—	644,236
Non-residential	304,332	380,416,306	—	3,532,363
Total real estate loans	446,722	738,245,169	—	8,073,940
Consumer loans	—	10,671,652	—	119,202
Commercial & industrial loans	—	71,377,726	—	1,140,838
Total	$446,722	$820,294,547	$—	$9,333,980
December 31, 2025:
Real estate loans:
Residential	$—	$287,795,386	—	$3,669,862
Construction	—	34,336,069	—	430,110
Non-residential	1,538,978	376,487,627	—	3,514,341
Total real estate loans	1,538,978	698,619,082	—	7,614,313
Consumer loans	—	13,306,298	—	153,108
Commercial & industrial loans	—	66,470,571	—	1,059,144
Total	$1,538,978	$778,395,951	$—	$8,826,565

	Loans		Allowance for credit losses
	Individually evaluated for impairment	Collectively evaluated for impairment	Individually evaluated for impairment	Collectively evaluated for impairment
December 31, 2024:
Real estate loans:
Residential	$—	$259,387,434	—	$3,165,513
Construction	—	23,957,165	—	339,891
Non-residential	646,424	383,622,028	—	3,707,906
Total real estate loans	646,424	666,966,627	—	7,213,310
Consumer loans	—	22,059,993	—	247,337
Commercial & industrial loans	249,992	63,815,382	100,000	873,353
Total	$896,416	$752,842,002	$100,000	$8,334,000

Collateral-Dependent Loans:
A loan is considered collateral dependent when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. The following table presents collateral dependent loans by portfolio segment and collateral type, including those loans with and without a related allowance allocation as of June 30, 2026, December 31, 2025, and 2024.
	Collateral Type			Without an Allowance	With an Allowance	Allowance Allocation
	Real Estate	Other Business Assets	Total
June 30, 2026:
Real estate loans:
Residential	$142,390	—	$142,390	$142,390	—	—
Construction	—	—	—	—	—	—
Non-residential	304,332	—	304,332	304,332	—	—
Total real estate loans	446,722	—	446,722	446,722	—	—
Consumer loans	—	—	—	—	—	—
Commercial & industrial loans	—	—	—	—	—	—
Total	$446,722	$—	$446,722	$446,722	—	—
December 31, 2025:
Real estate loans:
Residential	$—	$—	$—	$—	—	—
Construction	—	—	—	—	—	—
Non-residential	1,538,978	—	1,538,978	1,538,978	—	—
Total real estate loans	1,538,978	—	1,538,978	1,538,978	—	—
Consumer loans	—	—	—	—	—	—
Commercial & industrial loans	—	—	—	—	—	—
Total	$1,538,978	$—	$1,538,978	$1,538,978	—	—
December 31, 2024:
Real estate loans:
Residential	$—	$—	$—	$—	$—	$—
Construction	—	—	—	—	—	—
Non-residential	646,424	—	646,424	—	—	—
Total real estate loans	646,424	—	646,424	—	—	—
Consumer loans	—	—	—	—	—	—
Commercial & industrial loans	—	249,992	249,992	—	100,000	—
Total	$646,424	$249,992	$896,416	$—	$100,000	$—

Past Due and Nonaccrual Loans:
The following tables present the aging of the recorded investment in past due loans and nonaccrual loans as of June 30, 2026, December 31, 2025, and 2024, by class of loans:
	30 – 59 Days Past Due	60 – 89 Days Past Due	90 Days or Greater Past Due	Total Past Due	Current	Total	Non-accrual
June 30, 2026:
Real estate loans:
Residential	$—	$142,390	$—	$142,390	$308,026,443	$308,168,833	$208,764
Construction	—	—	—	—	49,802,420	49,802,420	—
Non-residential	811,098	5,495,875	—	6,306,973	374,413,666	380,720,638	331,759
Total real estate loans	811,098	5,638,265	—	6,449,363	732,242,529	738,691,891	540,523
Consumer loans	18,662	—	16,857	35,519	10,636,133	10,671,652	61,617
Commercial & industrial loans	47,066	—	—	47,066	71,330,660	71,377,726	23,727
	$876,826	$5,638,265	$16,857	$6,531,948	$814,209,322	$820,741,269	$625,867
December 31, 2025:
Real estate loans:
Residential	$134,615	$—	$744,229	$878,844	$286,916,542	$287,795,386	$35,631
Construction	—	354,925	—	354,925	33,981,144	34,336,069	—
Non-residential	120,212	—	1,410,249	1,530,461	376,496,144	378,026,605	1,572,490
Total real estate loans	254,827	354,925	2,154,478	2,764,230	697,393,830	700,158,060	1,608,121
Consumer loans	13,518	14,045	109	27,672	13,278,626	13,306,298	71,192
Commercial & industrial loans	9,629	—	—	9,629	66,460,942	66,470,571	31,494
	$277,974	$368,970	$2,154,587	$2,801,531	$777,133,398	$779,934,929	$1,710,807
December 31, 2024:
Real estate loans:
Residential	$—	$—	$646,424	$646,424	$258,741,010	$259,387,434	$754,971
Construction	—	—	66,261	66,261	23,890,904	23,957,165	—
Non-residential	—	—	—	—	384,268,452	384,268,452	43,577
Total real estate loans	—	—	712,685	712,685	666,900,366	667,613,051	798,548
Consumer loans	19,088	10,520	—	29,608	22,030,385	22,059,993	63,953
Commercial & industrial loans	37,852	249,992	—	287,844	63,777,530	64,065,374	327,525
	$56,940	$260,512	$712,685	$1,030,137	$752,708,281	$753,738,418	$1,190,026
As of June 30, 2026, December 31, 2025, and 2024, there were $0, $744,229, and $0, respectively, in loans greater than 90 days past due and still accruing.
As of June 30, 2026, and December 31, 2025, none of FSRL’s nonaccrual loans had a specific allowance. As of December 31, 2024, there was one nonaccrual commercial and industrial loan with a balance of $249,992 that had a related specific allowance of $100,000.
Modifications Made to Borrowers Experiencing Financial Difficulty:
The allowance for credit losses incorporates an estimate of lifetime expected credit losses and is recorded on each asset upon asset origination or acquisition. The starting point for the estimate of the allowance for credit losses is historical loss information, which includes losses from modifications of receivables to borrowers experiencing financial difficulty. FSRL uses a probability of default/loss given default model to determine the allowance for credit losses. An assessment of whether a borrower is experiencing financial difficulty is made on the date of a modification.

Because the effect of most modifications made to borrowers experiencing financial difficulty is already included in the allowance for credit losses because of the measurement methodologies used to estimate the allowance, a change to the allowance for credit losses is generally not recorded upon modification. Occasionally, the FSRL modifies loans by providing principal forgiveness, extension of maturity date, or interest rate reduction. When principal forgiveness is provided, the amortized cost basis of the asset is written off against the allowance for credit losses, since it is deemed uncollectible.
In some cases, the FSRL will modify a certain loan by providing multiple types of concessions. Typically, one type of concession, such as a term extension, is granted initially. If the borrower continues to experience financial difficulty, another concession, such as principal forgiveness or rate reduction, may be granted.
During the six-month period ended June 30, 2026, FSRL granted eight modifications for borrowers experiencing financial difficulty. Four loans included maturity date extension, three loans included amortization change and one loan had an interest rate change. The outstanding balance of these loans totaled $2.3 million. These modifications were in the best interest of all parties involved, as FSRL believes this will allow the customers to fulfill their financial obligations. As of June 30, 2026, and December 31, 2025, all loans with modifications had a total outstanding balance of $3.0 million and $0.6 million, respectively, with no specific reserves. These modifications represented 0.36% of total loans outstanding at June 30, 2026, and 0.08% of loans outstanding at December 31, 2025. Three loans were on nonaccrual and totaled $43,000 at June 30, 2026.
FSRL had a total of three loans with modifications made to the borrower during the twelve months ended December 31, 2025. Two loans had term extensions and one loan with extended interest only period. The outstanding balance of these loan modifications totaled $372,744, or 0.05% of total loans outstanding. The composition includes: (1) one owner-occupied real estate loan with an outstanding balance of $342,496, or 0.04% of total loans outstanding; and (2) two commercial and industrial loans with an outstanding balance of $30,248, or 0.00% of total loans outstanding.
FSRL had a total of three loans with modifications made to the borrower during the twelve months ended December 31, 2024. Two loans had term extensions and one loan with principal forgiveness. The outstanding balance of these loan modifications totaled $162,379, or 0.02% of total loans outstanding. The composition includes: (1) one residential real estate loan with an outstanding balance of $51,711, or 0.01% of total loans outstanding; (2) one consumer loan with an outstanding balance of $18,945 or 0.00% of total loans outstanding, and (3) one commercial and industrial loan with an outstanding balance of $91,723, or 0.01% of total loans outstanding.
Credit Quality:
Loans are categorized into risk categories based on relevant information about the ability of borrowers to service their debt, including, among other factors: current financial information, historical payment experience, credit documentation, public information, and current economic trends. The following definitions are utilized for risk ratings, which are consistent with the definitions used in supervisory guidance:
Watch.   Loans classified as watch exhibit above average credit risk due to minor weaknesses and warrants closer scrutiny by management.
Special Mention.   Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.
Substandard.   Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.
Doubtful.   Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Risk ratings are updated on an ongoing basis and are subject to change by continuous loan monitoring processes. Loans not meeting the criteria above that are analyzed individually as part of the above-described process are considered to be pass rated loans.
The following table presents loan balances classified by credit quality indicators by year of origination and gross charge-off as of June 30, 2026:
	Term Loans by Year of Origination
	2026	2025	2024	2023	2022	Prior	Revolving	Total
Commercial & Industrial:
Pass	$10,041,922	$18,896,913	$19,942,101	$2,257,097	$4,665,250	$3,443,488	$9,903,010	$69,149,781
Watch	—	14,777	117,058	35,711	356,585	239,894	935,528	1,699,553
Special Mention	—	—	257,105	80,970	6,373	1,736	17,977	364,161
Substandard	—	19,717	—	21,939	61,982	—	60,593	164,231
Total	$10,041,922	$18,931,407	$20,316,263	$2,395,717	$5,090,190	$3,685,118	$10,917,108	$71,377,726
Current period gross charge-offs	$—	$—	$—	$—	$—	$270	$1,705	$1,975
Construction:
Pass	$9,994,671	$27,124,310	$4,827,900	$1,113,000	$1,793,499	$3,270,989	$1,099,586	$49,223,954
Watch	—	—	—	—	—	—	—	—
Special Mention	—	—	—	—	59,723	1,284	—	61,007
Substandard	—	—	—	—	—	517,458	—	517,458
Total	$9,994,671	$27,124,310	$4,827,900	$1,113,000	$1,853,222	$3,789,731	$1,099,586	$49,802,420
Current period gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—
Consumer and other:
Pass	$1,587,097	$1,518,750	$2,228,346	$1,123,672	$1,126,545	$2,569,122	$294,919	$10,448,452
Watch	—	—	—	—	18,001	131,145	6,609	155,756
Special Mention	—	—	—	—	—	5,802	2,110	7,912
Substandard	—	—	—	—	—	59,493	40	59,533
Total	$1,587,097	$1,518,750	$2,228,346	$1,123,672	$1,144,547	$2,765,562	$303,678	$10,671,652
Current period gross charge-offs	$—	$—	$8,022	$—	$—	$2,171	$3,578	$13,771
Non-residential real estate:
Pass	$27,153,506	$36,660,106	$38,253,034	$38,443,550	$82,036,962	$120,759,977	$8,012,415	$351,319,550
Watch	300,189	—	7,681,024	—	1,354,635	12,924,550	1,588,094	23,848,491
Special Mention	—	—	351,286	1,153,017	200,045	2,024,835	766,845	4,496,027
Substandard	—	—	—	213,482	—	843,087	—	1,056,570
Total	$27,453,695	$36,660,106	$46,285,344	$39,810,049	$83,591,642	$136,552,449	$10,367,354	$380,720,638
Current period gross charge-offs	$—	$—	$—	$—	$—	$1,865	$—	$1,865
Residential real estate:
Pass	$32,803,483	$52,184,761	$43,385,751	$37,555,197	$40,425,260	$46,178,274	$54,418,213	$306,950,939
Watch	—	82,988	89,561	115,167	—	165,088	380,757	833,562
Special Mention	—	—	—	135,410	—	12,633	—	148,043
Substandard	—	—	—	—	—	33,905	202,385	236,289
Total	$32,803,483	$52,267,749	$43,475,311	$37,805,774	$40,425,260	$46,389,901	$55,001,355	$308,168,833
Current period gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—

The following table presents loan balances classified by credit quality indicators by year of origination and gross charge-offs as of December 31, 2025:
	Term Loans by Year of Origination
	2025	2024	2023	2022	2021	Prior	Revolving	Total
Commercial and Industrial:
Pass	$20,687,620	$21,266,564	$3,119,854	$5,863,021	$2,051,031	$2,542,190	$8,649,464	$64,179,744
Watch	—	138,889	530,495	769,836	140,932	241,137	291,005	2,112,294
Special Mention	—	—	52,716	10,952	7,263	—	23,020	93,951
Substandard	—	—	—	31,474	—	—	53,108	84,582
Total	20,687,620	21,405,453	3,703,065	6,675,283	2,199,226	2,783,327	9,016,597	66,470,571
Current-period gross charge-offs	—	—	2,266	7,310	—	—	252,169	261,745
Construction:
Pass	19,358,590	5,578,443	1,279,557	3,090,331	2,062,364	1,740,040	193,742	33,303,067
Watch	—	—	—	—	—	127,963	—	127,963
Special Mention	—	—	—	—	354,699	550,340	—	905,039
Substandard	—	—	—	—	—	—	—	—
Total	19,358,590	5,578,443	1,279,557	3,090,331	2,417,063	2,418,343	193,742	34,336,069
Current-period gross charge-offs	—	—	—	—	—	—	—	—
Consumer and Other:
Pass	2,066,095	2,704,811	1,525,621	1,761,240	3,540,386	1,005,476	391,144	12,994,773
Watch	37,450	15,908	—	23,180	129,638	14,047	7,745	227,968
Special Mention	—	—	—	—	—	—	2,325	2,325
Substandard	—	—	—	—	80,261	885	86	81,232
Total	2,103,545	2,720,719	1,525,621	1,784,420	3,750,285	1,020,408	401,300	13,306,298
Current-period gross charge-offs	—	2,911	10,652	10,936	13,586	29,637	2,103	69,825
Nonresidential Real Estate:
Pass	37,423,031	46,179,521	43,667,823	82,752,045	80,973,100	54,281,549	9,926,834	355,203,903
Watch	—	723,223	—	1,713,163	5,163,575	10,128,074	1,966,385	19,694,420
Special Mention	—	355,451	—	—	552,589	641,176	—	1,549,216
Substandard	—	—	—	—	1,409,864	169,202	—	1,579,066
Total	37,423,031	47,258,195	43,667,823	84,465,208	88,099,128	65,220,001	11,893,219	378,026,605
Current-period gross charge-offs	—	—	—	—	—	—	—	—
Residential Real Estate:
Pass	54,112,340	46,599,233	41,290,509	44,193,027	23,498,571	26,786,377	50,294,523	286,774,580
Watch	84,664	48,857	117,920	—	72,415	81,476	398,572	803,904
Special Mention	—	—	138,057	—	—	15,380	—	153,437
Substandard	—	—	—	—	—	—	63,465	63,465
Total	54,197,004	46,648,090	41,546,486	44,193,027	23,570,986	26,883,233	50,756,560	287,795,386
Current-period gross charge-offs	—	—	—	—	—	—	—	—

The following table presents loan balances classified by credit quality indicators by year of origination and gross charge-offs as of December 31, 2024:
	Term Loans by Year of Origination
	2024	2023	2022	2021	2020	Prior	Revolving	Total
Commercial and Industrial:
Pass	$25,666,162	$5,151,066	$10,693,415	$3,600,538	$888,175	$3,968,578	$12,445,287	$62,413,221
Watch		60,695	173,677	51,981	37,098	337,527	292,489	953,467
Special Mention	—	4,847	—	—	—	—	197,623	202,470
Substandard	26,910	72,516	70,336	44,066	—	—	282,388	496,216
Total	25,693,072	5,289,124	10,937,428	3,696,585	925,273	4,306,105	13,217,787	64,065,374
Current-period gross charge-offs	—	69,605	182,368	—	791	—	—	252,764
Construction:
Pass	10,046,300	3,853,405	4,143,704	2,697,367	115,293	2,037,111	406,577	23,299,757
Watch	—	—	—	—	—	—	—	—
Special Mention	—	—	—	—	—	591,159	—	591,159
Substandard	—	—	—	—	—	66,249	—	66,249
Total	10,046,300	3,853,405	4,143,704	2,697,367	115,293	2,694,519	406,577	23,957,165
Current-period gross charge-offs	—	—	—	—	—	—	—	—
Consumer and Other:
Pass	3,453,647	2,635,873	3,926,898	7,642,947	2,252,888	976,064	699,089	21,587,406
Watch	20,802	64,358	792	247,905	38,923	—	10,895	383,675
Special Mention	5,617	—	—	—	—	4,641	—	10,258
Substandard	—	—	—	72,970	—	5,552	132	78,654
Total	3,480,066	2,700,231	3,927,690	7,963,822	2,291,811	986,257	710,116	22,059,993
Current-period gross charge-offs	—	8,652	21,697	70,544	5,382	14,837	8,429	129,541
Nonresidential Real Estate:
Pass	51,465,519	46,270,849	95,213,468	88,836,487	26,754,765	49,522,700	6,918,555	364,982,343
Watch	286,792	899,892	177,730	6,423,679	7,397,436	2,955,869	963,465	19,104,863
Special Mention	—	—	—	—	—	126,149	—	126,149
Substandard	—	—	—	—	—	55,097	—	55,097
Total	51,752,311	47,170,741	95,391,198	95,260,166	34,152,201	52,659,815	7,882,020	384,268,452
Current-period gross charge-offs	—	—	—	—	—	—	—	—
Residential Real Estate:
Pass	57,226,266	52,920,547	48,447,106	29,244,284	16,021,754	15,976,333	37,955,714	257,792,004
Watch	51,702	123,251	—	39,906	—	131,735	387,945	734,539
Special Mention	—	143,388	—	—	—	—	—	143,388
Substandard	—	—	—	—	—	646,424	71,079	717,503
Total	57,277,968	53,187,186	48,447,106	29,284,190	16,021,754	16,754,492	38,414,739	259,387,434
Current-period gross charge-offs	—	—	—	—	—	5,000	—	5,000
There were no loans classified in the “doubtful” or “loss” risk rating categories for any of the periods ended June 30, 2026, December 31, 2025, or 2024.

Deposits
Total deposits as of June 30, 2026, were $920.3 million, a decrease of $27.8 million, or 2.9%, compared to December 31, 2025. Total deposits as of December 31, 2025, were $948.1 million, a decrease of $3.3 million, or 0.4%, compared to $951.4 million as of December 31, 2024.
Noninterest-bearing deposits as of June 30, 2026, were $249.7 million, a decrease of $4.9 million, or 1.9%, compared to December 31, 2025. Noninterest-bearing deposits as of December 31, 2025, were $254.6 million, an increase of $27.1 million, or 11.9%, compared to $227.5 million as of December 31, 2024.
As of June 30, 2026, December 31, 2025, and 2024, the amount of uninsured deposits was approximately $371.1 million, $395.3 million, and $372.1 million, respectively. These levels of uninsured deposits represented 40.3%, 41.7%, and 39.1% of total deposits for these same period ends, respectively.
As of June 30, 2026, December 31, 2025, and 2024, the amount of brokered deposits was $61.7 million, $47.0 million, and $44.8 million, respectively. These levels of brokered deposits represented 6.7%, 5.0%, and 4.7% of total deposits for these same period ends, respectively.
Average deposits for the six months ended June 30, 2026, were $926.0 million, a decrease of $29.4 million, or 3.1% over the average for the six months ended June 30, 2025, of $955.4 million. The average rate paid on total interest-bearing deposits decreased over this period from 2.51% for the six months ended June 30, 2025, to 2.37% for the six months ended June 30, 2026.
Average deposits for the year ended December 31, 2025, were $957.1 million, an increase of $56.8 million, or 6.3%, over the average for the year ended December 31, 2024. The average rate paid on total interest-bearing deposits decreased over this period from 2.68% for the year ended December 31, 2024, to 2.50% for the year ended December 31, 2025.
The ratio of average noninterest-bearing deposits to average total deposits for the six months ended June 30, 2026, and 2025 was 26.5% and 22.8%, respectively. The ratio of average noninterest-bearing deposits to average total deposits for the years ended December 31, 2025, and 2024, was 25.2% and 23.7%, respectively.
The following table sets forth the amounts of certificates of deposit by time remaining until maturity:
	As of June 30, 2026	As of December 31, 2025	As of December 31, 2024
3 months or less	$47,054,749	$9,061,645	$23,298,993
Over 3 months through 6 months	31,777,585	25,489,709	9,927,917
Over 6 months through 12 months	71,833,966	73,016,630	52,973,515
More than 1 year	13,739,153	36,525,188	75,394,822
	$164,405,453	$144,093,172	$161,595,248
Borrowings
FSRL can borrow funds through various credit facilities including the Federal Home Loan Bank of Atlanta (FHLB), the Federal Reserve Bank of Richmond’s Discount Window (FRB), as well as unsecured Federal funds lines provided by its correspondent banks. As of June 30, 2026, FSRL had $272.9 million of remaining availability under its credit facilities.
The FHLB advances are collateralized by FHLB stock held by FSRL and a blanket lien on certain loans. Given its pledged collateral position, FSRL had approximately $245.0 million, $298.7 million and $310.8 million in borrowing capacity with the FHLB at June 30, 2026, December 31, 2025, and 2024, respectively. In addition, as of June 30, 2026, December 31, 2025, and December 31, 2024, FSRL had an $15.0 million, $30.0 million and $10.0 million letter of credit outstanding with the FHLB, respectively, which FSRL utilizes to secure public deposits.

FSRL also had approximately $17.9 million, $19.0 million and $23.4 million in available borrowing capacity through the Federal Reserve Bank of Richmond at June 30, 2026, December 31, 2025, and 2024, respectively. The available borrowing capacity with the Federal Reserve Bank of Richmond is collateralized by a blanket lien on certain loans with a carrying value of approximately $21.5 million, $21.5 million, and $30.5 million at June 30, 2026, December 31, 2025, and 2024, respectively. Unsecured federal funds lines of credit totaling $10.0 million were available to FSRL for overnight borrowing through correspondent banks at June 30, 2026, December 31, 2025, and 2024. There were no borrowings against any of these facilities at June 30, 2026, December 31, 2025, or 2024.
Liquidity and Capital Resources
Liquidity
Liquidity involves the ability to readily fund FSRL’s customers’ lending and deposit needs, while being able to meet FSRL’s payment and ongoing operating obligations. For all periods presented, FSRL’s primary source of liquidity is met by its deposit base, as well as cash flow from its investment and loan portfolios. FSRL has built additional access to liquidity through brokered deposits, unsecured Federal funds lines from correspondent banks, as well as the ability to access funding through secured lines of credit with the FHLB and FRB. Furthermore, the investment portfolio provides FSRL with an additional source of liquidity as bonds, if needed, could either be pledged or sold as an additional source of cash.
FSRL’s primary source of funding comes from the deposit base. Deposits totaled $920.3 million as of June 30, 2026, this was a decrease of $27.8 million, or 2.9%, compared to the $948.1 million of deposits as of December 31, 2025, and a $3.3 million, or 0.4%, decrease when compared to total deposits as of December 31, 2024. Over this same time period FSRL’s loan portfolio has grown from $753.7 million as of December 31, 2024, to $779.9 million as of December 31, 2025, and to $820.7 million at June 30, 2026. As a result of these changes in FSRL’s balance sheet, the ratio of loan-to-deposits has increased from 79.2% to 82.3%, and to 89.2% as of December 31, 2024, December 31, 2025, and June 30, 2026, respectively.
FSRL maintains a level of liquid assets to support the needs of FSRL’s customers while providing income to the institution. In FSRL’s branch network FSRL maintains cash on-hand to meet the immediate needs of its customers. Excess cash is invested in interest-bearing deposits with FSRL’s correspondent banks or with the FRB. These funds are available to support the larger deposit or credit needs of FSRL’s customers.
As of June 30, 2026, FSRL had cash and cash equivalents of $27.0 million, compared to $32.1 million as of December 31, 2025, and $47.2 million as of December 31, 2024. Additionally, FSRL invests funds into its AFS bond portfolio. As of June 30, 2026, this portfolio totaled $188.8 million and represented 16.8% of total assets. As of December 31, 2025, and 2024, this portfolio totaled $196.0 million and $175.8 million and represented 17.9% and 16.5% of total assets, respectively.
Capital Resources
Shareholders’ equity totaled $98.4 million as of June 30, 2026, an increase of $5.4 million, or 5.7% versus December 31, 2025. The higher level of equity at June 30, 2026, was primarily due to $6.2 million of net income for the six-months ended June 30, 2026, partially offset by an increase in the unrealized loss in AFS securities, net of tax, of $1.2 million during the first six months of 2026. Shareholders’ equity totaled $93.1 million as of December 31, 2025, compared to $77.8 million as of December 31, 2024, an increase of $15.3 million, or 19.7%. The year-over-year increase in equity was primarily due to $10.9 million in net income in 2025 and $5.3 million in lower unrealized losses on AFS securities, net of tax. These amounts were partially offset by $2.3 million in common stock repurchased in 2025.
The decision to repurchase shares is subject to the discretion of the Board and depend upon its results of operations, financial condition, capital levels, cash requirements, future prospects and other factors deemed relevant by the Board.
First Reliance Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on First Reliance Bank’s financial statements. Under certain adequacy guidelines and the regulatory framework for prompt corrective action, First Reliance Bank must meet specific capital guidelines that involve quantitative measures of First Reliance Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. First Reliance Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
Quantitative measures established by regulation to ensure capital adequacy require First Reliance Bank to maintain minimum amounts and ratios of total common equity Tier 1, total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of June 30, 2026, December 31, 2025, and 2024, that First Reliance Bank met all capital adequacy requirements to which it is subject.
As of June 30, 2026, December 31, 2025, and 2024, the most recent notification from the FDIC categorized First Reliance Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as well capitalized, First Reliance Bank must maintain minimum common equity Tier 1 risk-based, total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth below. There are no conditions or events since that notification that management believes have changed the institution’s category.
First Reliance Bank’s actual capital amounts and ratios, and minimum amounts under current regulatory standards, as of June 30, 2026, December 31, 2025, and 2024, are presented in the following table:
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
June 30, 2026:
Common Equity Tier 1 Capital to Risk-Weighted Assets	$118,272	13.16%	$40,455	4.50%	$58,435	6.50%
Total Capital to Risk-Weighted Assets	$128,235	14.26%	$71,920	8.00%	$89,900	10.00%
Tier 1 Capital to Risk-Weighted Assets	$118,272	13.16%	$53,940	6.00%	$71,920	8.00%
Tier I Capital to Average Assets	$118,272	10.53%	$44,948	4.00%	$56,184	5.00%
December 31, 2025:
Common Equity Tier 1 Capital to Risk-Weighted Assets	$111,674	12.72%	$39,504	4.50%	$57,062	6.50%
Total Capital to Risk-Weighted Assets	$121,324	13.82%	$70,230	8.00%	$87,787	10.00%
Tier 1 Capital to Risk-Weighted Assets	$111,674	12.72%	$52,672	6.00%	$70,230	8.00%
Tier I Capital to Average Assets	$111,674	10.16%	$43,971	4.00%	$54,964	5.00%
December 31, 2024:
Common Equity Tier 1 Capital to Risk-Weighted Assets	$105,158	12.42%	$38,089	4.50%	$55,017	6.50%
Total Capital to Risk-Weighted Assets	$114,021	13.47%	$67,714	8.00%	$84,642	10.00%
Tier 1 Capital to Risk-Weighted Assets	$105,158	12.42%	$50,785	6.00%	$67,714	8.00%
Tier I Capital to Average Assets	$105,158	9.96%	$42,222	4.00%	$52,777	5.00%
Off-Balance Sheet Items
In the normal course of business FSRL is party to off-balance sheet financial instruments to help meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contractual amounts of those instruments reflect the extent of involvement FSRL has in particular classes of financial instruments.
FSRL’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. FSRL uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. In most cases, FSRL requires collateral or other security to support financial instruments with credit risk.
	June 30, 2026	December 31, 2025	December 31, 2024
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$134,856,000	$143,784,000	$120,835,000
Stand-by letters of credit	$1,172,000	$580,000	$1,649,000
Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. FSRL evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by FSRL, upon extension of credit is based on management’s credit evaluation. The collateral held varies, but may include unimproved and improved real estate, certificates of deposit, or personal property.
Standby letters of credit are conditional commitments issued by FSRL to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to businesses within FSRL’s trade area.
The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. FSRL holds real estate and assignments of deposit accounts as collateral supporting those commitments for which collateral is deemed necessary. The extent of collateral held for these commitments at June 30, 2026, December 31, 2025, and 2024, varies.
FSRL maintains an ACL on unfunded lending commitments and letters of credit to provide for the risk of loss inherent in these arrangements. The allowance is computed using a methodology similar to that used to determine the ACL for loans, modified to take into account the probability of a drawdown on the commitment. The ACL on unfunded loan commitments is classified as a liability account on the balance sheet within other liabilities, while the corresponding provision for these credit losses is recorded as a component of the provision for credit losses in the income statement. The allowance for credit losses on unfunded commitments was $629,000, $822,000 and $428,000 at June 30, 2026, December 31, 2025, and 2024, respectively.
The following table presents the balance and activity in the allowance for credit losses for unfunded loan commitments for the six-month period ended June 30, 2026, and the years ended December 31, 2025, and 2024.
Allowance for Credit Losses – Unfunded Commitments
Balance, December 31, 2024	$428,000
Provision for unfunded commitments	394,000
Balance, December 31, 2025	$822,000
Provision (release) for unfunded commitments	(193,000)
Balance, June 30, 2026	$629,000

Interest Rate Sensitivity and Market Risk
Interest rate risk represents FSRL’s most significant market risk because a substantial portion of its assets and liabilities are sensitive to changes in market interest rates. Accordingly, managing interest rate risk is an important component of FSRL’s overall asset/liability management process and is intended to preserve net interest income while maintaining an appropriate risk profile consistent with FSRL’s strategic objectives.
FSRL’s Asset/Liability Committee (“ALCO”), which oversees the interest rate risk management activities of First Reliance Bank, is responsible for monitoring FSRL’s exposure to changes in interest rates and recommending appropriate strategies to senior management and the board of directors. ALCO regularly reviews FSRL’s interest rate risk position, liquidity, funding mix, capital considerations, and earnings outlook. Interest rate risk is managed within limits established by the board of directors through an Interest Rate Risk Policy.
FSRL measures its exposure to changes in interest rates using a third-party asset/liability management model that is updated on a quarterly basis. The model estimates the potential impact of instantaneous and sustained parallel shifts in the yield curve on projected net interest income over a twelve-month forecast period. Net interest income represents the difference between interest earned on interest-earning assets, including loans and investment securities, and interest paid on interest-bearing liabilities, including deposits and borrowings.
FSRL’s interest rate simulations assume immediate parallel changes in market interest rates of up to 300 basis points, in both rising and declining rate environments, subject to model assumptions regarding deposit behavior, loan and investment cash flows, prepayments, and other factors. The results of these simulations are intended to provide a relative measure of interest rate sensitivity and are not intended to predict future financial performance. Actual results may differ materially from modeled results due to changes in market conditions, customer behavior, competitive factors, and management actions.
The following table presents the estimated dollar and percentage changes in projected net interest income over the twelve-month forecast period resulting from the indicated immediate parallel shifts in market interest rates as of June 30, 2026.
Change in Interest Rates (basis points)	Estimated Change in Net Interest Income (Year 1 Forecast) (Dollars in thousands)	Percent Change from Base Case
+300	$(4,343)	(10.0)%
+200	$(2,697)	(6.2)%
+100	$(1,315)	(3.0)%
Base Case	—	—
-100	$134	0.3%
-200	$431	1.0%
-300	$980	2.3%
Critical Accounting Policies
First Reliance Bank currently conducts business out of its nine branch banking locations. First Reliance Bank’s primary lending products consist of single-family residential mortgage loans and commercial and multi-family real estate loans. Its deposit products are the primary source of funding. First Reliance Bank is regulated by the FDIC and the state of South Carolina Board of Financial Institutions, and its deposits are insured by the FDIC. First Reliance Bank undergoes periodic examinations by the FDIC and BOFI (usually every 18 to 24 months). FSRL is subject to the supervision, examination, and reporting requirements of the Bank Holding Company Act and the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve”).

Basis of Presentation:
The accounting and financial reporting policies of FSRL conform, in all material respects to accounting principles generally accepted in the United States of America (“GAAP”) and with general practices within the banking industry. The consolidated financial statements have been prepared in accordance with GAAP and include the accounts and transactions of FSRL and its wholly owned subsidiary, First Reliance Bank. All significant intercompany balances and transactions have been eliminated in the consolidation process. In preparing financial statements management is required to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ significantly from those estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for credit losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, the valuation of the post-retirement obligation, the valuation of investment securities and valuation allowance associated with the realization of deferred tax assets, which are based on future taxable income.
Cash and Cash Equivalents:
For purposes of reporting cash flows, cash and cash equivalents include cash and balances due from banks and federal funds sold, all of which mature within 90 days. Effective March 26, 2020, the Federal Reserve eliminated reserve requirements for depository institutions. These reserve requirements are subject to annual adjustment by the Federal Reserve.
Investment Securities:
FSRL classifies its securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities for which FSRL has the ability and intent to hold the security until maturity. All other securities, not included in trading or held-to-maturity, are classified as available-for-sale. As of June 30, 2026, December 31, 2025, and 2024, all of FSRL’s securities were classified as available-for-sale.
Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization of premiums and accretion of discounts. Unrealized holding gains and losses, net of the related tax effect, on securities available-for-sale are excluded from income and are reported as a separate component of accumulated other comprehensive income in shareholders’ equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer.
FSRL evaluates individual available-for-sale securities in an unrealized loss position by first determining whether the decline in fair value below the amortized cost basis of the security has resulted from a credit loss or other factors. A credit loss exists when the present value of cash flows expected to be collected from the security is less than the amortized cost basis of the security. In determining whether a credit loss exists, FSRL considers the extent to which the fair value is less than the amortized cost basis, adverse conditions related to the security, the industry, or geographic areas, the payment structure of the debt security, failure of the issuer to make scheduled payments, and any changes to the rating of the security. Impairment related to credit losses is recognized through an allowance for credit losses up to the amount that the fair value is less than the amortized cost basis. Changes to the allowance are recognized through earnings as a provision for (or a recovery of) credit losses. Impairment related to other factors is recognized in other comprehensive income. There is no ACL related to the AFS securities portfolio at June 30, 2026, December 31, 2025 or 2024.
Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield. Realized gains and losses for securities classified as available-for-sale are included in income and are derived using the specific identification method for determining the cost of securities sold.
Other Investments:
Other investments are carried at cost and consist of Federal Home Loan Bank of Atlanta stock, which are held in accordance with certain lender and/or member requirements and are stated at cost, which approximates fair value. First Reliance Bank is required to hold the FHLB stock as a member of the FHLB, and transfer of the stock is substantially restricted. The stock is pledged as collateral for outstanding FHLB advances.
Loans, Loan Fees and Interest Income on Loans:
Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their amortized cost basis, net of any charge-offs. Amortized cost is the principal balance outstanding, net of purchase premiums or discounts and deferred fees and costs. Accrued interest receivable related to loans was reported in accrued interest receivable on the consolidated balance sheets, and excluded from estimated credit losses. Interest income is recognized in the period earned and is computed based upon the unpaid principal balance.
When serious doubt exists as to the collectability of a loan or when a loan becomes contractually 90 days past due as to principal or interest, interest income is discontinued unless the estimated net realizable value of collateral exceeds the principal balance and accrued interest. When interest accruals are discontinued, income earned but not collected is reversed. Loans are removed from nonaccrual status when they become current as to both principal and interest, when concern no longer exists as to the collectability of the principal and interest, and after a sufficient history of satisfactory payment performance has been established. Past due status is based on contractual terms of the loan. A loan is considered to be past due when a scheduled payment has not been received 30 days after the contractual due date.
Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized as an adjustment of the related loan yields. Generally, these amounts are amortized over the contractual life of the related loans or commitments using a straight-line method.
Allowance for Credit Losses:
The allowance for credit losses (“ACL”) is evaluated on a regular basis and established through charges to earnings in the form of a provision for credit losses. When a loan or portion of a loan is determined to be uncollectible, the portion deemed uncollectible is charged against the allowance and subsequent recoveries, if any, are credited to the allowance. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.
Portfolio Segmentation (“Collectively Evaluated Loans”).   Portfolio segmentation is defined as the pooling of loans based upon similar risk characteristics such that quantitative methodologies and qualitative adjustment factors for estimating the ACL are constructed for each segment.
The ACL represents the portion of the loan’s amortized cost basis that FSRL does not expect to collect due to credit losses over the loan’s life, considering past events, current conditions, and reasonable and supportable forecasts of future economic conditions. Credit losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance for credit losses is based on the loan’s amortized cost basis, excluding accrued interest receivable, as FSRL promptly charges off uncollectible accrued interest receivable. Management’s determination of the appropriateness of the allowance is based on periodic evaluation of the loan portfolio, lending-related commitments and other relevant factors, including macroeconomic forecasts and historical loss rates. In the future, FSRL may update information and forecasts that may cause significant changes in the estimate in those future quarters.
FSRL calculates its expected credit loss using a non-discounted cash flow methodology that calculates the lifetime loss rate. Loss estimates within the collectively assessed population, used for loans that share common risk characteristics, are based on a combination of pooled assumptions and loan-level characteristics. Expected losses for FSRL’s collectively assessed loan segments are estimated using a loan-level probability of default (“PD”) / loss given default (“LGD”) cash flow method with an exposure at default (“EAD”) model. Our third-party provider, Abrigo, supports the model and the Valuant Index used by FSRL.
For each segment, FSRL generates cash flow projections at the instrument level wherein payment expectations are adjusted for estimated prepayment speeds, probability of default rates, and loss given default rates. Due to limited historical losses, the modeling of quantitative loss inputs such as PD and LGD utilize the Valuant Index. In order to estimate the life of a loan, the contractual term of the loan is adjusted for estimated prepayments based on market information and FSRL’s prepayment history.
FSRL also considers the need to adjust historical information to reflect the extent to which management expects losses through a reasonable and supportable forecast. FSRL has elected to utilize the regression model built off the Valuant Index to reasonably forecast expected PDs based on expected changes in the Fannie Mae National Unemployment Rate.
For loss estimation purposes, FSRL disaggregates the loan portfolio into five loan segments: 1) Construction real estate; 2) Residential real estate; 3) Non-residential real estate; 4) Commercial and industrial; and 5) Consumer and other.
FSRL’s loss rate models estimate the lifetime loss rate for the pools of loan segments by combining the calculated loss rate based on each variable within the model, including the macroeconomic variables. The lifetime loss rate for the pool is then multiplied by the loan balances to determine the expected credit losses on the pool.
The quantitative models require loan data and macroeconomic variables based on the inherent credit risks in each portfolio to more accurately measure the credit risks associated with each. The quantitative models pool loans with similar risk characteristics and collectively assesses the lifetime loss rate for each pool to estimate its expected credit loss.
Additionally, the allowance for credit losses calculation includes subjective adjustments for qualitative risk factors that are likely to cause estimated credit losses to differ from historical experience. These qualitative factor adjustments may increase or decrease FSRL’s estimate of expected credit losses, and includes those that are relevant to the institution as of the reporting date, which may include, but are not limited to: levels of and trends in delinquencies and performance of loans; levels of and trends in write-offs and recoveries collected; trends in volume and terms of loans; effects of any changes in reasonable and supportable economic forecasts; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and expertise; available relevant information sources that contradict FSRL’s own forecast; effects of changes in prepayment expectations or other factors affecting assessments of loan contractual terms; industry conditions; and effects of changes in credit concentrations.
Individually Evaluated Loans.   FSRL establishes a specific reserve for individually evaluated loans which do not share similar risk characteristics with the loans included in the collectively evaluated loan pools. These individually evaluated loans are removed from the pooling approach discussed above for the collectively evaluated loan pools, and may include nonaccrual loans, loan modifications to borrowers with financial difficulty, and other loans deemed appropriate by management.
Available-for-Sale (“AFS”) Debt Securities.   For AFS securities in an unrealized loss position, management first assesses whether (i) FSRL intends to sell, or (ii) it is more likely than not that FSRL will be required to sell the security before recovery of its amortized cost basis. If either case is affirmative, any previously recognized allowances are charged-off and the security’s amortized cost is written down to fair value through income. If neither case is affirmative, the security is evaluated to determine whether the decline in fair value has resulted from credit losses or other factors. In making this assessment management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency and any adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an ACL is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an ACL is recognized in other comprehensive income. If there were any adjustments to the allowance, they would be reported in FSRL’s income statement as a component of credit loss expense. AFS securities are charged-off against the allowance or, in the absence of any allowance, written down through income when deemed uncollectible by management or when either of the aforementioned criteria regarding intent or requirement to sell is met.
Accrued Interest Receivable.   Upon adoption of ASU 2016-13 and its related amendments on January 1, 2023, FSRL made the following elections regarding accrued interest receivable:

•
Presenting accrued interest receivable balances within another line item on the consolidated balance sheets labeled “accrued interest receivable and other assets.”

•
Excluding accrued interest receivable that is included in the amortized cost of financing receivables and debt securities from related disclosure requirements.

•
Continuing FSRL’s policy to write off accrued interest receivable by reversing interest income. The write-off of accrued interest on loans typically occurs upon becoming 90 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful. Historically, FSRL has not experienced uncollectible accrued interest receivable on its investment securities. However, FSRL would generally write off accrued interest receivables by reversing interest income if FSRL does not reasonably expect to receive payments. Due to the timely manner in which accrued interest receivables are written off, the amounts of such write-offs are immaterial.

Reserve for Unfunded Commitments.   The reserve for unfunded commitments (the “Unfunded Reserve”) represents the expected credit losses on off-balance sheet commitments such as unfunded commitments to extend credit and standby letters of credit. However, a liability is not recognized for commitments unconditionally cancellable by FSRL. The same segmentation is utilized for off-balance sheet commitments as is applied to the funded loan portfolio. The Unfunded Reserve is recognized as a liability (accrued interest payable and other liabilities in the consolidated balance sheets), with adjustments to the reserve recognized as a provision for credit losses in the consolidated statements of income. The Unfunded Reserve is determined by estimating expected future fundings, under each segment, and applying to the expected loss rates. Expected future fundings are based on historical averages of funding rates (i.e., the likelihood of draws taken) for each loan segment. FSRL then applies the loss rates that were derived on the funded loan portfolio, by loan segment, to calculate the Unfunded Reserve.
Mortgage Loans Held for Sale:
Loans held for sale represent loans originated or acquired by FSRL with the intent to sell. FSRL has elected the lower of cost or market in accounting for residential mortgage loans held for sale. These loans are initially recorded and carried at lower-of-cost or market value, with any subsequent decreases in fair value recognized in mortgage banking income. Loan origination fees are recorded when earned.
FSRL issues rate lock commitments to borrowers on prices quoted by secondary market investors. Derivatives related to these commitments are recorded as either assets or liabilities in the balance sheet and are measured at fair value. Changes in the fair value of the derivatives are recorded in mortgage banking income in the consolidated statements of operations.
For financial reporting purposes, First Reliance Bank classifies a portion of its loans as “Mortgage loans held for sale” as a separate line item on the balance sheet.
Mortgage servicing rights:
Mortgage servicing rights (“MSRs”) represent the present value of the future net servicing fees from servicing mortgage loans. Servicing assets and servicing liabilities must be initially measured at fair value, if practicable. FSRL’s servicing assets are initially measured at fair value and are subsequently measured using either the fair value method or the amortization method, depending on the asset class, which has been determined to be vintage (or loan origination) year.
The methodology used to determine the fair value of MSRs is subjective and requires the development of a number of assumptions, including anticipated prepayments of loan principal. Fair value is determined by estimating the present value of the asset’s future cash flows utilizing market-based prepayment rates, discount rates and other assumptions validated through comparison to trade information, industry surveys and with the use of independent third-party appraisals. Risks inherent in the MSRs’ valuation include higher than expected prepayment rates and/or delayed receipt of cash flows. The value of MSRs is significantly affected by mortgage interest rates available in the marketplace, which influence mortgage loan prepayment speeds. In general, during periods of declining interest rates, the value of mortgage servicing rights declines due to increasing prepayments attributable to increased mortgage refinance activity. Conversely, during periods of rising interest rates, the value of servicing rights generally increases due to reduced refinance activity.
MSRs accounted for using the fair value method are carried at fair value with changes in fair value, changes due to paydowns and payoffs of underlying loans, and servicing fees (cost) recorded in mortgage banking income in the consolidated statements of operations.
For MSRs accounted for using the amortization method, the amortization is determined in proportion to, and over the period of, the estimated net servicing income and recorded in mortgage banking income in the consolidated statements of operations. These MSRs are evaluated quarterly for possible impairment. If the impairment evaluation indicates that the carrying amount of the servicing assets exceeds their fair value, the carrying amount is reduced by recording a charge to income in the amount of such excess and establishing a valuation reserve allowance. When impairment is determined, a direct write-off of the carrying amount would be recorded.
Premises and Equipment:
Premises, furniture and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed by the straight-line method, based on the estimated useful lives for buildings of 40 years and for furniture and equipment of five to 10 years. Leasehold improvements are amortized over the term of the lease. The cost of assets sold or otherwise disposed of and the related accumulated depreciation is eliminated from the accounts and the resulting gains or losses are reflected in the consolidated statements of operations when incurred. Maintenance and repairs are charged to current expense. The costs of major renewals and improvements are capitalized based upon FSRL’s policy.
Leases:
ASC 842, “Leases” (“ASC 842”) requires a lessee to recognize a right-of-use asset and a lease liability for all leases with a term greater than twelve months on its consolidated balance sheet regardless of whether the lease is classified as financing or operating.
All of FSRL’s lessee arrangements are operating leases, being real estate leases for FSRL facilities. Under these arrangements, FSRL records right-of-use assets and corresponding lease liabilities, each of which is based on the present value of the remaining lease payments discounted using the risk-free rate practical expedient allowable under ASC 842. Right-of-use assets and the related lease liabilities are reported in other assets and other liabilities on the consolidated balance sheets. All leases are recorded on the consolidated balance sheet except for leases with an initial term less than twelve months, for which FSRL elected short-term lease recognition under ASC 842. Lease terms may contain renewal and extension options and early termination features. Many leases include one or more options to renew, with renewal terms that can extend the lease term from one to ten years or more. The exercise of lease renewal options is at FSRL’s sole discretion. Renewal options which are reasonably certain to be exercised in the future were included in the measurement of right-of-use assets and lease liabilities.
Lease expense is recognized on a straight-line basis over the lease term and is recorded in the “Occupancy and equipment” line item in the consolidated statements of operations. FSRL does not have any material sublease agreements currently in place.
Advertising Costs:
Advertising costs are expensed as incurred.
Other Real Estate Owned:
Other real estate owned (“OREO”) represents properties acquired through or by deed in lieu of loan foreclosure and is initially recorded at fair value less estimated costs to sell. Any write-down to fair value at the time of transfer to OREO is charged to the allowance for credit losses. Costs of improvements are capitalized, whereas costs relating to holding other real estate owned and subsequent adjustments to the value are expensed. As of June 30, 2026, December 31, 2025, and 2024, FSRL had no OREO on its books.

Bank owned life insurance:
First Reliance Bank has purchased life insurance policies on certain key executives and members of management. BOLI is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other changes or other amounts due that are probable of settlement.
Income Taxes:
Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are included in the consolidated financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled.
As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. In addition, deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Interest and penalties related to income tax matters are recognized in income tax expense.
FSRL recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement.
Retirement Benefit Obligations:
A retirement savings plan is sponsored by FSRL and provides retirement benefits to substantially all officers and employees who meet certain age and service requirements. The plan includes a “salary reduction” feature pursuant to Section 401(k) of the Internal Revenue Code. In 2004, FSRL converted the 401(k) plan to a 404(c) plan.
The 404(c) plan changes investment alternatives to include FSRL’s stock. Under the plan and present policies, participants are permitted to make contributions up to 15% of their annual compensation. At its discretion, FSRL can make matching contributions up to 6% of the participants’ compensation. During 2006, the Board of Directors approved a supplemental retirement plan for the directors and certain officers. These benefits are not qualified under the Internal Revenue Code and they are not funded. However, certain funding is provided informally and indirectly by bank owned life insurance policies.
Employee Stock Ownership Plan:
FSRL sponsors an employee stock ownership plan (“ESOP”) that covers all employees who meet certain service requirements. FSRL will make annual contributions to the ESOP in amounts as defined by the plan document.
Equity Incentive Plan:
In 2021, FSRL’s shareholders approved the 2021 Equity Incentive Plan (the “2021 Plan”) which provides for the grant of up to 600,000 shares in the form of equity awards to officers, directors, and employees. Typically, these awards have been in the form of stock options, restricted stock awards (“RSAs”) and other equity awards (such as restricted stock units, “RSUs”). In May 2026, an additional 600,000 shares were approved for the 2021 plan. The initial 600,000 shares approved in 2021, and there remained 36,248 shares. This amendment was passed and made available 636,248 shares of equity awards going forward.
At June 30, 2026, 110,329 RSAs were outstanding and unvested, 321,465 RSUs were outstanding and unvested, and 100,000 stock options were vested and outstanding. For the six-months ended June 30, 2026, 11,940 shares of RSAs were granted and 64,320 RSAs were vested; 115,864 RSUs were granted, 88,759 restricted stock units vested and 1,200 RSUs forfeited. During the year ended December 31, 2025, 49,046 RSAs vested and 4,000 RSAs forfeited; while 147,720 RSUs were granted, 43,557 RSUs vested, and 27,079 RSUs forfeited; and no stock options were granted, exercised or forfeited under the Equity Plan. During the year ended December 31, 2024, 15,473 RSAs were granted, 69,003 RSAs vested and 37,000 RSAs were forfeited; 123,272 RSUs were granted, 13,149 RSUs vested and 68,800 RSAs were forfeited. Also in 2024, 69,440 stock options were exercised.
Stock Based Compensation:
FSRL accounts for its stock-based compensation plan using a fair value-based method of accounting, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period.
Revenue from Contracts with Customers:
Accounting Standards Codification (“ASC”) Topic 606 focuses on revenues from contracts earned over time. Fee income is generally earned over a short period of time, such as monthly, or is earned concurrently with a specific transaction. FSRL records a gain or loss from the sale of other real estate owned (“OREO”) when control of the property transfers to the buyer, which generally occurs at the time of an executed deed. There are no ASC Topic 606 implications unless FSRL finances the sale of the OREO property. ASC Topic 606 could change the timing of revenue recognition in the case of seller financing. FSRL’s other revenue streams are outside the scope of ASC Topic 606.
Comprehensive Income:
FSRL has elected to present comprehensive income in a separate statement of comprehensive income. Accumulated other comprehensive income includes the net of tax effect of unrealized gains (losses) on securities available-for-sale.
Treasury Stock:
Treasury stock is accounted for by the cost method. It is the current practice of FSRL to retire shares as they are repurchased.
Earnings per Share:
Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed in a manner similar to that of basic earnings per share except that the weighted-average number of common shares outstanding is increased to include the number of incremental common shares (computed using the treasury method) that would have been outstanding if all potentially dilutive common stock equivalents were issued during the period.

DESCRIPTION OF CAPITAL STOCK OF COLONY
As a result of the merger, holders of FSRL stock who receive shares of Colony common stock in the merger will become shareholders of Colony. The rights of Colony shareholders are governed by Georgia law and the Articles of Incorporation, as amended, and Amended and Restated Bylaws of Colony. The following briefly summarizes the material terms of Colony common stock. This discussion does not purport to be a complete description of these rights and may not contain all of the information regarding Colony’s capital stock that is important to you. These rights can be determined in full only by reference to federal and state banking laws and regulations, the GBCC and the Colony Articles of Incorporation, as amended, and Amended and Restated Bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law, which Colony and FSRL urge you to read. Copies of Colony’s governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, as well as to obtain copies of FSRL’s governing documents, see “Where You Can Find More Information” beginning on page 171. As used in this section, unless the context otherwise requires, references to “Colony,” “we,” “us” and “our” refer to Colony Bankcorp, Inc. and its consolidated subsidiaries, unless the context indicates otherwise.
Overview
Colony is incorporated in the state of Georgia. Accordingly, the rights of its shareholders are generally covered by Georgia law, including the Georgia Business Corporation Code, or GBCC, and its Articles of Incorporation, as amended, and its Amended and Restated Bylaws, as the same may be amended from time to time.
Colony’s Articles of Incorporation authorize the issuance of up to 50,000,000 shares of common stock, par value $1.00 per share, and 10,000,000 shares of preferred stock, no par value per share. The authorized but unissued shares of Colony common stock are available for future issuance without shareholder approval, unless otherwise required by applicable law or the rules of any applicable securities exchange.
As of August 19, 2026, 21,220,965 shares of Colony common stock were issued and outstanding and held by approximately 1,191 shareholders of record, and no shares of preferred stock were issued and outstanding. Also, as of August 19, 2026, there were no outstanding stock options and warrants to purchase any shares of Colony common stock held by its employees, officers and directors. Colony has also reserved an additional 1,200,000 shares for issuance in connection with share-based payment awards that may be granted under the Colony Bankcorp, Inc. 2020 Incentive Plan.
Description of Common Stock
Voting Rights.   Each holder of Colony common stock is entitled to one vote for each share on all matters submitted to a vote of shareholders, except as otherwise required by law and subject to the rights and preferences of the holders of any shares of preferred stock that Colony may issue. Colony’s Articles of Incorporation, as amended, do not provide for cumulative voting in the election of directors. Directors are elected by the affirmative vote of a majority of the shares represented at the annual meeting of shareholders.
Dividend Rights.   Subject to certain regulatory restrictions discussed in or incorporated by reference into this joint proxy statement/prospectus and to the rights of holders of any preferred stock that Colony may issue, all shares of Colony common stock are entitled to share equally in dividends from legally available funds, when, as, and if declared by the board of directors.
No Preemptive Rights.   No holder of Colony common stock has a right under the GBCC, or Colony’s Articles of Incorporation or Amended and Restated Bylaws, to purchase shares of common stock upon any future issuance.
Liquidation Rights.   In the event of Colony’s liquidation, dissolution or winding up, whether voluntarily or involuntarily, the holders of its common stock are entitled to share in the distribution of assets remaining after payment of debts and expenses and after required payments to holders of Colony preferred stock, if any such shares are outstanding. There are no redemption or sinking fund provisions applicable to Colony common stock.
Other Rights.   Holders of Colony common stock have no conversion rights or other subscription rights.

Action by Written Consent.   Under the GBCC, no action required or permitted to be taken at an annual or special meeting of shareholders may be taken by written consent in lieu of a meeting of shareholders without the unanimous written consent of all shareholders entitled to vote on the action unless the articles of incorporation specifically allows action to be taken by the written consent of shareholders holding at least the minimum number of shares necessary to take the action that is subject to that consent at a meeting of shareholders, even though the consent is not signed by all of the corporation’s shareholders. Colony’s Articles of Incorporation do not provide for shareholder action by less than unanimous written consent.
Certain Articles of Incorporation and Bylaw Provisions Potentially Having an Anti-Takeover Effect
Certain provisions of Colony’s Articles of Incorporation, as amended, and Amended and Restated Bylaws, and the corporate and banking laws applicable to Colony, may be deemed to have anti-takeover effects and may delay, prevent or make more difficult unsolicited tender offers or takeover attempts that a shareholder may consider to be in his or her best interests, including those attempts that might result in a premium over the market price for the shares held by shareholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management.
Authorized but Unissued Shares.   The corporate laws and regulations applicable to Colony enable its board of directors to issue, from time to time and at its discretion, but subject to the rules of any applicable securities exchange, any authorized but unissued shares of Colony’s common or preferred stock. Any such issuance of shares could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The ability of the board of directors to issue authorized but unissued shares of Colony’s common or preferred stock at its sole discretion may enable Colony’s board to sell shares to individuals or groups who the board perceives as friendly with management, which may make more difficult unsolicited attempts to obtain control of Colony. In addition, the ability of the board of directors to issue authorized but unissued shares of Colony capital stock at its sole discretion could deprive the shareholders of opportunities to sell their shares of common stock or preferred stock for prices higher than prevailing market prices.
Preferred Stock.   Colony’s Articles of Incorporation, as amended, contain provisions that permit the board of directors to issue, without any further vote or action by the shareholders, shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting rights (if any) of the shares of the series, and the powers, preferences and relative, participation, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.
Board Size and Vacancies.   Colony’s Amended and Restated Bylaws provide that the size of the board of directors shall not be less than 3, nor more than 25 persons, with the exact number within such minimum and maximum lists to be fixed and determined from time to time by resolution of the board of directors, or by resolution of the shareholders at any annual or special meeting of shareholders. As a result, the board of directors is able to increase the size of the board between annual meetings. Colony’s Amended and Restated Bylaws provide that the board of directors, even if less than a quorum, may fill a vacancy on the board of directors, including a vacancy resulting from an increase in the number of directors. In addition, Section 14-2-810 of the GBCC provides that the shareholders may fill a vacancy on the board of directors. The GBCC also provides that if the vacant office was held by a director elected by a voting group of shareholders, only the holders of shares of that voting group or the remaining directors elected by that voting group are entitled to vote to fill the vacancy.
Removal of Directors.   Colony’s Amended and Restated Bylaws allow for the removal of the entire board of directors or any individual director from the board with or without cause by the affirmative vote of the holders of a majority of the shares entitled to vote at an election of directors.
No Cumulative Voting.   The GBCC does not permit cumulative voting in the election of directors, unless expressly provided in a corporation’s articles of incorporation, and Colony’s articles do not provide for such authority. In the absence of cumulative voting, the holders of a majority of the shares of Colony common stock may elect all of the directors standing for election, if they should so choose.
Special Meetings of Shareholders.   The Amended and Restated Bylaws of Colony require that special meetings of shareholders or a special meeting in lieu of the annual meeting of shareholders be called by Colony upon the written request of the holders of 45% or more of all the shares of capital stock entitled to vote in an election of directors. Special meetings of the shareholders may be called at any time by the Chief Executive Officer, Chairman of the Board, or the board of directors. Colony must give written or printed notice of the place, day and hour of each special shareholders’ meeting no fewer than 10 days nor more than 60 days before the meeting date to each shareholder of record entitled to vote at the meeting. The notice of a special meeting must state the general nature of the business to be transacted.
Advance Notice Procedures for Director Nominations and Shareholder Proposals.   The Amended and Restated Bylaws of Colony require shareholders to provide timely notice in proper form of their intent to bring a matter for shareholder action at an annual meeting of the shareholders. To be timely given, a shareholder’s notice must be delivered to, or mailed and received by, the Secretary of Colony not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the anniversary date of the immediately preceding year’s annual meeting; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the shareholder to be timely must be so delivered not later than the close of business on the 10th day following the date on which such notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever occurs first. To be in proper form, a shareholder’s notice to the Secretary shall be in writing and shall set forth: (a) the name and record address of the shareholder who intends to propose the business and the class or series and number of shares of capital stock of the corporation which are owned beneficially or of record by such shareholder; (b) a representation that the shareholder is a holder of record of stock of the corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to introduce the business specified in the notice; (c) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; (d) any material interest of the shareholder in such business; and (e) any other information that is required to be provided by the shareholder under Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Under Rule 14a-8 of the Securities Exchange Act, a shareholder proposal must be received by the subject company at least 120 days before the anniversary of the date on which the company first mailed the previous year’s proxy statement to shareholders. If, however, the annual meeting date has been changed by more than 30 days from the date of the prior year’s meeting, or for special meetings, the proposal must be submitted within a reasonable time before the subject company begins to print and mail its proxy materials.
Amendment of the Articles of Incorporation or Bylaws.   The Colony Articles of Incorporation may be amended in accordance with the GBCC, which generally requires the approval of the Colony board of directors and the holders of a majority of the votes entitled to be cast on the amendment. Colony’s Amended and Restated Bylaws may be altered or amended, and new bylaws may be adopted by the shareholders or by the board of directors; provided, however, that if such action is to be taken at a meeting of the shareholders, notice of the general nature of the proposed change in the bylaws shall be given in the notice of meeting. The shareholders may provide by resolution that any bylaw provision repealed, amended, adopted or altered by them may not be repealed, amended, adopted or altered by the board of directors. Except as otherwise provided in the Articles of Incorporation, action by the shareholders with respect to bylaws shall be taken by an affirmative vote of a majority of all shares entitled to elect directors, and action by the board of directors with respect to bylaws shall be taken by an affirmative vote of a majority of all directors then holding office.
Notice and Approval Requirements.   Federal banking laws also impose notice, approval and ongoing regulatory requirements on any shareholder or other party that seeks to acquire direct or “indirect” control of an FDIC-insured depository institution. These laws include the Bank Holding Company Act of 1956 and the Change in Bank Control Act.
The overall effect of these provisions may be to deter a future offer or other merger or acquisition proposals that a majority of Colony’s shareholders might view to be in their best interests as the offer might include a substantial premium over the market price of Colony common stock at that time. In addition, these provisions may have the effect of assisting the board of directors and management in retaining their respective positions and placing them in a better position to resist changes that the shareholders may want to make if dissatisfied with the conduct of Colony’s business.

COMPARISON OF SHAREHOLDERS’ RIGHTS
Colony is incorporated under Georgia law, and FSRL is incorporated under South Carolina law. Upon completion of the merger, the Colony articles of incorporation and bylaws in effect immediately prior to the effective time of the merger will be the articles of incorporation and bylaws of the combined company. Because Colony is organized under the laws of the State of Georgia and FSRL is organized under the laws of the State of South Carolina, differences in the rights of holders of Colony common stock and the rights of holders of FSRL stock arise both from differences between the GBCC and the SCBCA and from differing provisions of their respective articles of incorporation and bylaws. The material differences between the rights of holders of Colony common stock and the rights of holders of FSRL stock resulting from any of these differences are summarized below.
The following summary does not purport to be a complete statement of the rights of Colony shareholders and FSRL shareholders. The summary is necessarily general, and it is not intended to be a complete statement of all differences affecting the rights of shareholders of Colony or FSRL, respectively, or a complete description of the specific provisions referred to below. This summary contains a list of the material differences but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by reference to the GBCC, the SCBCA, and the governing documents of Colony and FSRL, to which the shareholders of FSRL are referred. Copies of the governing documents of Colony are available, without charge, to any person, including any beneficial owner of FSRL stock to whom this joint proxy statement/prospectus is delivered, by following the instructions listed under “Where You Can Find More Information” beginning on page 171.
	COLONY SHAREHOLDER RIGHTS	FSRL SHAREHOLDER RIGHTS
Corporate Governance
Colony is a Georgia corporation.
The rights of Colony shareholders are governed by the GBCC, the Articles of Incorporation, as amended (which we refer to as the “Colony articles,”) and the Amended and Restated Bylaws of Colony (which we refer to as the “Colony bylaws”).

FSRL is a South Carolina corporation.
The rights of FSRL shareholders are governed by the SCBCA, FSRL’s Amended and Restated Articles of Incorporation, as amended (which we refer to as the “FSRL articles”), and FSRL’s Bylaws, as amended on February 14, 2023 (which we refer to as the “FSRL bylaws”).

Authorized Capital Stock
The Colony articles authorize it to issue 50,000,000 shares of common stock, par value $1.00 per share, and 10,000,000 shares of preferred stock, no par value per share.
The Colony articles authorize Colony’s board of directors to issue shares of preferred stock in one or more series and to fix the designations, preferences, rights, qualifications, limitations or restrictions of the shares of Colony preferred stock in each series.
As of August 19, 2026, the record date for the Colony special meeting, there were 21,220,965 shares of Colony common stock issued and outstanding and no shares of its preferred stock were issued and outstanding.

The FSRL articles authorize FSRL to issue 30,000,000 shares of capital stock, consisting of 19,570,000 shares of Common Stock, par value $0.01 per share, 430,000 shares of Non-Voting Common Stock, and 10,000,000 shares of Preferred Stock, no par value per share.
The FSRL articles authorize FSRL’s board of directors to issue shares of Preferred Stock in one or more series and to fix the designations, preferences, rights, qualifications, limitations or restrictions of the shares of FSRL Preferred Stock in each series.
As of the record date for the FSRL special meeting, there were 7,895,460 shares of FSRL Common Stock issued and outstanding and 51,132 shares of FSRL Series D Preferred Stock issued and outstanding.

	COLONY SHAREHOLDER RIGHTS	FSRL SHAREHOLDER RIGHTS
Preemptive Rights	No holder of Colony common stock has a right under the GBCC, or the Colony articles or the Colony bylaws to purchase shares of common stock upon any future issuance.	No holder of FSRL common stock has a right under the SCBCA, or the FSRL articles or the FSRL bylaws, to purchase shares of common stock upon any future issuance. The FSRL articles expressly provide that FSRL elects not to have preemptive rights.
Voting Rights	Each holder of Colony common stock is entitled to one vote for each share on all matters submitted to a vote of shareholders, except as otherwise required by law and subject to the rights and preferences of the holders of any shares of preferred stock that Colony may issue.	Each holder of FSRL Common Stock is entitled to one vote for each share on all matters submitted to a vote of shareholders. Holders of FSRL Non-Voting Common Stock generally have no voting rights, except as otherwise required by law and except with respect to certain matters as to which holders of Non-Voting Common Stock are entitled to a separate class vote under the FSRL articles. A majority of outstanding Non-Voting Common Stock must approve before FSRL can alter their rights, change the authorized share count, or enter into a merger that would change any preference or right benefiting those holders.
Cumulative Voting	The Colony articles do not provide for cumulative voting in the election of directors. Accordingly, cumulative voting in the election of directors is not permitted.	The FSRL articles expressly provide that FSRL elects not to have cumulative voting; therefore, no shares of FSRL may be voted cumulatively in the election of directors or for any other decision.
Restrictions on Transfers	Colony shareholders are not subject to any agreements restricting transfer of shares.	FSRL shareholders are not subject to any agreements restricting transfer of shares. Shares of FSRL are transferable only on the books of FSRL by the holder of record or such holder’s duly authorized attorney-in-fact, upon surrender of the certificate representing such shares for cancellation.
Size of the board of directors	The Colony bylaws provide for a board of directors consisting of between three and 25 directors as fixed from time to time by Colony’s board or by resolution of the shareholders. Currently, there are 8 directors on Colony’s board of directors.	The FSRL bylaws provide for a board of directors consisting of between 7 and 17 directors, as fixed from time to time by FSRL’s board. Currently, there are 10 directors on FSRL’s board of directors.
Independent Directors	A majority of the Colony board of directors must be comprised of independent directors as defined in the listing rules of the New York Stock Exchange.	The FSRL bylaws do not contain a requirement that a majority of the FSRL board of directors be composed of independent directors.
Term of Directors and Classified Board	Colony’s directors serve a one-year term and are elected at the annual meeting of shareholders, and each director, including a director elected to fill a vacancy, will hold	FSRL’s board of directors is divided into three classes, as nearly equal in number as possible, so that each director serves for a term ending on the date of the third annual

	COLONY SHAREHOLDER RIGHTS	FSRL SHAREHOLDER RIGHTS

office until his successor is elected and qualified or until his earlier death, resignation or removal.
The Colony bylaws provide that a director who attains the age of 75 during his or her term of office may not be appointed or reappointed to serve as a director for any subsequent term during which such director has reached age 75.

meeting following the annual meeting at which such director was elected.
In the event of any increase in the number of directors, the newly created directorships are apportioned among the three classes so as to maintain such classes as nearly equal in number as possible. Approximately one-third of the FSRL board is elected at each annual meeting of shareholders.
The FSRL bylaws do not impose a mandatory retirement age on FSRL directors.

Election of Directors	Colony’s directors are elected by the affirmative vote of a majority of the votes cast with respect to that director’s election at the meeting of shareholders in which the director is elected; provided, however, that directors are to be elected by a plurality of votes cast in connection with the election of directors with respect to shareholder nominations of directors.	Section 33-7-280 of the SCBCA provides that directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.
Removal of Directors	The Colony bylaws allow for the removal of the entire board of directors or any individual director from the board with or without cause by the affirmative vote of the holders of a majority of the shares entitled to vote at an election of directors.
The FSRL bylaws provide that any director may be removed with or without cause by the shareholders. The FSRL bylaws do not specify a particular shareholder vote threshold for removal of directors generally. Under the SCBCA, the general default voting rule is that an action is approved if the votes cast in favor exceed the votes cast against (a majority of the votes actually cast), provided a quorum is present.
A director may also be removed (a) by a court of competent jurisdiction pursuant to Section 33-8-109 of the SCBCA, or any successor provision, for fraudulent or dishonest conduct or gross abuse of office.

Filling Vacancies of Directors
The Colony bylaws provide that the board of directors, even if less than a quorum, may fill a vacancy on the board of directors, including a vacancy resulting from an increase in the number of directors.
In addition, Section 14-2-810 of the GBCC provides the shareholders may fill a vacancy on the board of directors. The GBCC also provides that if the vacant office was held by a director elected by a voting group of shareholders, only the holders of shares of that voting group or the remaining directors elected by that

The FSRL bylaws provide that a vacancy occurring among the directors may be filled by the board or by the shareholders.
The term of office of a director appointed by the board to fill a vacancy expires at the next shareholders’ meeting at which directors are elected. The term of office of a director elected by the shareholders to fill a vacancy expires at the shareholders’ meeting at which the term of office of the director with respect to whom the vacancy occurred would have expired.

	COLONY SHAREHOLDER RIGHTS	FSRL SHAREHOLDER RIGHTS
voting group are entitled to vote to fill the vacancy.
Amendments to Articles	The Colony articles may be amended in accordance with the GBCC, which generally requires the approval of the Colony board of directors and the holders of a majority of the votes entitled to be cast on the amendment.	The FSRL articles may be amended in accordance with Section 33-10-103 of the SCBCA, which generally requires approval by (i) two-thirds of the votes entitled to be cast on the amendment, regardless of the class or voting group to which the shares belong, and (ii) two-thirds of the votes entitled to be cast on the amendment within each voting group entitled to vote separately on the amendment.
Bylaw Amendments	The Colony bylaws may be altered or amended, and new bylaws may be adopted by the shareholders or by the board of directors; provided, however, that if such action is to be taken at a meeting of the shareholders, notice of the general nature of the proposed change in the bylaws shall be given in the notice of meeting. The shareholders may provide by resolution that any bylaw provision repealed, amended, adopted or altered by them may not be repealed, amended, adopted or altered by the board of directors. Except as otherwise provided in the Colony articles, action by the shareholders with respect to bylaws shall be taken by an affirmative vote of a majority of all shares entitled to elect directors, and action by the board of directors with respect to bylaws shall be taken by an affirmative vote of a majority of all directors then holding office.	The FSRL bylaws may be amended or repealed, and new bylaws may be adopted, either (i) by majority vote of the directors at any regular or special meeting thereof, without further action of the shareholders being required, or (ii) by approval of the shareholders at a duly called meeting for the purpose of approving an amendment or repeal of the bylaws proposed by the board of directors.
Merger, Consolidations, or Sales of Substantially All Assets; Anti-Takeover Provisions	Under the GBCC, subject to certain exceptions, a merger, share exchange or sale, lease, exchange or transfer of all or substantially all of the corporation’s assets generally must be approved at a meeting of a corporation’s shareholders by the: (i) affirmative vote of a majority of all the votes entitled to be cast on the matter; and (ii) in addition, with respect to a merger or share exchange, affirmative vote of a majority of all the votes entitled to be cast by holders of the shares of each voting group entitled to vote separately on the transaction as a group by the articles of incorporation. Colony’s articles and bylaws do not contain any provisions regarding approval of fundamental business transactions by the holders of Colony common stock.	Under the SCBCA, a plan of merger, share exchange, or sale of substantially all of the corporation’s assets generally must be approved by (i) two-thirds of the votes entitled to be cast on the plan, regardless of the class or voting group to which the shares belong, and (ii) two-thirds of the votes entitled to be cast on the plan within each voting group entitled to vote separately on the plan.

	COLONY SHAREHOLDER RIGHTS	FSRL SHAREHOLDER RIGHTS
Annual Meetings of the Shareholders	The Colony bylaws provide that the annual meeting of the shareholders is to be held within six months after the end of each fiscal year of the corporation. The time and place of such meeting shall be determined by the board of directors of Colony.	The FSRL bylaws provide that the annual meeting of the shareholders is to be held within six months of the end of each fiscal year of FSRL, for the purpose of electing directors and the transaction of such other business as may come before the meeting. The time and place of the annual meeting is determined by the board of directors of FSRL.
Special Meetings of the Shareholders	Under the Colony bylaws, special meetings of the shareholders or a special meeting in lieu of the annual meeting of shareholders may be called by the Chairman of the Board, the Chief Executive Officer, or the board of directors, or upon written request of the holders of 45% or more of all the shares of capital stock entitled to vote in an election of directors.
Under the FSRL bylaws, special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Chief Executive Officer, the Chairman of the Board, or a majority of the board of directors.
Under Section 33-7-102 of the SCBCA, a special meeting shall be called if the holders of at least 10% of all votes entitled to be cast on any issue proposed at the meeting sign, date, and deliver a demand.

Advance Notice Provisions for Shareholder Nominations and Shareholder Business Proposals at Annual Meetings	The Colony bylaws require shareholders to provide timely notice in proper form of their intent to bring a matter for shareholder action at an annual meeting of the shareholders. To be timely given, a shareholder’s notice must be delivered to, or mailed and received by, the Secretary of Colony not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the anniversary date of the immediately preceding year’s annual meeting; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the shareholder to be timely must be so delivered not later than the close of business on the tenth (10th) day following the date on which such notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever occurs first. To be in proper form, a shareholder’s notice to the Secretary shall be in writing and shall set forth: (a) the name and record address of the shareholder who intends to propose the business and the class or series and number of shares of capital stock of the corporation which are owned beneficially or of record by such shareholder; (b) a	The FSRL bylaws require shareholders to provide timely notice in proper form of their intent to nominate a candidate for election as a director, or to bring any other matter for shareholder action, at an annual meeting of the shareholders. To be timely given, a shareholder’s notice must be delivered to, or received by, the Secretary of FSRL at FSRL’s principal office not less than 120 days prior to the first anniversary of the date of the notice sent to shareholders in connection with the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date of the preceding year’s annual meeting, notice by the shareholder to be timely must be delivered not later than the close of business on the later of (i) the 120th day prior to such annual meeting, or (ii) the 10th day following the day on which public announcement of the date of the meeting is first made. The shareholder’s notice must set forth, among other things: (a) as to each person the shareholder proposes to nominate for election as a director, all information relating to such person required to be disclosed in solicitations of proxies for election of directors, or otherwise required,

	COLONY SHAREHOLDER RIGHTS	FSRL SHAREHOLDER RIGHTS

representation that the shareholder is a holder of record of stock of the corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to introduce the business specified in the notice; (c) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; (d) any material interest of the shareholder in such business; and (e) any other information that is required to be provided by the shareholder under Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Rule 14a-8 promulgated by the SEC under the Exchange Act establishes the rules for shareholder proposals intended to be included in a public company’s proxy statement. Rule 14a-8 applies to Colony. Under the rule, a shareholder proposal must be received by the subject company at least 120 days before the anniversary of the date on which the company first mailed the previous year’s proxy statement to shareholders. If, however, the annual meeting date has been changed by more than 30 days from the date of the prior year’s meeting, or for special meetings, the proposal must be submitted within a reasonable time before the subject company begins to print and mail its proxy materials.

pursuant to Regulation 14A under the Exchange Act, including such person’s written consent to being named as a nominee and to serving as a director if elected; (b) as to any other business the shareholder proposes to bring before the meeting, a brief description of the business, the reasons for conducting it at the meeting, and any material interest of the shareholder or any beneficial owner in the business; and (c) as to the shareholder giving notice and any beneficial owner on whose behalf a nomination or proposal is made, the name and address of such persons and the class and number of shares of FSRL owned beneficially and of record by such persons.
Rule 14a-8 promulgated by the SEC under the Exchange Act, which establishes rules for shareholder proposals intended to be included in a public company’s proxy statement, applies to FSRL in the manner described at left with respect to Colony.

Notice of Shareholder Meetings	Colony must give written or printed notice of the place, day and hour of each annual and special shareholders’ meeting no fewer than 10 days nor more than 60 days before the meeting date to each shareholder of record entitled to vote at the meeting. The notice of an annual meeting need not state the purpose of the meeting unless otherwise required by the bylaws. The notice of a special meeting, however, must state the general nature of the business to be transacted.	FSRL must give notice of the date, time and place of each annual and special shareholders’ meeting no fewer than 10 days nor more than 60 days before the meeting date to each shareholder of record entitled to vote at the meeting. Notice may be communicated in person, by telephone, teletype, confirmed telefax, confirmed e-mail, or other form of wire or wireless communication, or by mail or private carrier. The notice of an annual meeting need not specifically state the business to be transacted, except as may be required by law. The notice of a special meeting, however, must state the purpose or purposes for which the meeting is called, and only business within the purpose described in the notice may be conducted at the special meeting.

	COLONY SHAREHOLDER RIGHTS	FSRL SHAREHOLDER RIGHTS
Indemnification of Directors and Officers
The Colony bylaws allow Colony to indemnify any person, his or her heirs, executors, or administrators for reasonable expenses actually incurred in connection with any action, suit or proceeding, civil or criminal, to which he or she will be made a party by reason of the fact that he or she is or was a director, trustee, officer, employee, or agent of the corporation, or that he or she was serving, at the request of the corporation, trust or other organization or enterprise. No person will be indemnified or reimbursed if he or she is finally adjudicated to have been guilty of or liable for gross negligence, willful misconduct or criminal acts in the performance of his or her duties. No person will be indemnified or reimbursed in any action, suit, or proceeding which has been in the subject of a compromise settlement, except with the approval of (i) a court of competent jurisdiction, (ii) the holders of record of a majority of the outstanding shares of capital stock of the corporation, or (iii) a majority of the members of the board of directors then holding office (excluding the votes of any directors who are parties to the same or substantially same action, suit or proceeding).
The Colony bylaws allow for expenses incurred in defending any action to be paid by the corporation in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director, trustee, officer, employee or agent to repay such amount unless it will ultimately be determined that he or she is entitled to be indemnified by the corporation as provided in the Colony bylaws.
The GBCC requires a corporation to indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party because he or she was a director of the corporation against reasonable expenses incurred by the director in connection with the proceeding.

The FSRL bylaws require (rather than allow) FSRL to indemnify, to the fullest extent permitted by applicable law, any director (and, on the same terms, any officer) made a party to a proceeding by reason of the fact that such person is or was a director or officer of FSRL, or was serving at FSRL’s request as a director, officer, partner, trustee, employee or agent of another entity, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the proceeding, provided that the director (i) conducted himself in good faith; (ii) reasonably believed that his conduct was in FSRL’s best interest, or, in all other cases, was at least not opposed to its best interest; and (iii) in the case of a criminal proceeding, had no reasonable cause to believe his conduct was unlawful. FSRL must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of a proceeding to which he was a party because he is or was a director, against reasonable expenses incurred in connection with the proceeding.
The FSRL bylaws also provide for advancement of expenses incurred in defending a proceeding, in advance of final disposition, upon delivery of a written affirmation of the director’s good faith belief that the applicable standard of conduct has been met and a written undertaking to repay the amounts advanced if it is ultimately determined that the standard was not met.

	COLONY SHAREHOLDER RIGHTS	FSRL SHAREHOLDER RIGHTS
Limitation of Director Liability
The GBCC provides that a corporation’s articles of incorporation may set forth a provision eliminating or limiting the liability of a director to the corporation or its shareholders for monetary damages for any action taken, or any failure to take any action, as a director, except liability: (i) for any appropriation, in violation of his or her duties, of any business opportunity of the corporation; (ii) for acts or omissions which involve intentional misconduct or a knowing violation of law; (iii) for unlawful distributions; or (iv) for any transaction from which the director received an improper personal benefit; provided, in each case, that no such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.
The Colony articles do not provide for limitation of director liability.

The SCBCA permits a South Carolina corporation’s articles of incorporation to eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except liability: (i) for any breach of the director’s duty of loyalty to the corporation or its shareholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for unlawful distributions under Section 33-8-330 of the SCBCA; or (iv) for any transaction from which the director derived an improper personal benefit.
The FSRL articles provide, to the maximum extent permitted by South Carolina law, that no director of FSRL is personally liable to FSRL or its shareholders for monetary damages for breach of fiduciary duty as a director, subject to the same four exceptions described above. This differs from the Colony articles, which do not provide for limitation of director liability.

Dividends
The GBCC prohibits a Georgia corporation from making any distributions to its shareholders if, after giving it effect, (1) the corporation would not be able to pay its debts as they become due in the usual course of business, or (2) the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving distribution.
The Colony articles allow the board of directors, with respect to each series of preferred stock to determine the dividend rate on the shares of the series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payments of dividends on shares of that series.

South Carolina banking law restricts the amount of dividends that First Reliance Bank, FSRL’s wholly owned banking subsidiary, may pay to FSRL; dividends to FSRL shareholders are ultimately dependent on the ability of First Reliance Bank to pay dividends to FSRL.
The FSRL bylaws provide that, to the extent permitted by law or regulation, the board of directors may authorize, and FSRL may make, distributions to its shareholders in the manner and upon the terms and conditions provided by law and the FSRL articles. FSRL’s outstanding Series D Preferred Stock is entitled, if and when dividends are declared on FSRL Common Stock, to a dividend rate 4% higher than that paid on FSRL Common Stock, and ranks senior to FSRL Common Stock with respect to dividends and rights upon liquidation.

	COLONY SHAREHOLDER RIGHTS	FSRL SHAREHOLDER RIGHTS
Dissenters’ Rights
Under the GBCC, a shareholder is entitled to dissent from and obtain the fair value in cash of his or her shares in connection with certain corporate actions, including some mergers, share exchanges, sales or exchanges of all or substantially all of the corporation’s property other than in the usual and regular course of business and certain amendments to the corporation’s articles of incorporation.
A shareholder of a corporation is not entitled to dissent in connection with a merger under the GBCC if:
•
the corporation is a parent corporation merging into its 90% owned subsidiary;

•
each shareholder of the corporation whose shares were outstanding immediately prior to the merger will receive a like number of shares of the surviving corporation, with designations, preferences, limitations, and relative rights identical to those previously held by each such shareholder; and

•
the number and kind of shares of the surviving corporation outstanding immediately following the merger, plus the number and kind of shares issuable as a result of the merger and by conversion of securities issued pursuant to the merger, will not exceed the total number and kind of shares of the corporation authorized by its articles of incorporation immediately prior to the merger.

Additionally, except in limited circumstances, dissenters’ rights are not available to holders of shares: (1) listed on a national securities exchange; or (2) held of record by more than 2,000 shareholders.

Under Chapter 13 of the SCBCA, a shareholder is entitled to dissent from, and obtain payment of the fair value of, his or her shares in connection with certain corporate actions, including the consummation of a plan of merger to which FSRL is a party, if shareholder approval is required for the merger and the shareholder is entitled to vote on the merger, certain share exchanges, sales of substantially all of FSRL’s assets other than in the ordinary course of business, and certain amendments to FSRL’s articles of incorporation that materially and adversely affect the shareholder’s rights.
Pursuant to the merger agreement, FSRL shareholders who properly exercise dissenters’ rights in accordance with Chapter 13 of the SCBCA will be entitled to receive the fair value of their shares of FSRL common stock, as determined under the SCBCA, in lieu of the merger consideration otherwise payable under the merger agreement.

ACCOUNTING TREATMENT
The accounting principles applicable to the merger as described in FASB ASC 805 provide transactions that represent business combinations are to be accounted for under the acquisition method. The acquisition method requires all of the following steps: (1) identifying the acquirer; (2) determining the acquisition date; (3) recognizing and measuring the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; and (4) recognizing and measuring goodwill or a gain from a bargain purchase.
The appropriate accounting treatment for the merger is as a business combination under the acquisition method. On the acquisition date, as defined by ASC 805, Colony (the acquirer) will record at fair value the identifiable assets acquired and liabilities assumed, any noncontrolling interest, and goodwill (or a gain from a bargain purchase). The results of operations for the combined company will be reported prospectively subsequent to the acquisition date.
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
The following is a general discussion of the anticipated material U.S. federal income tax consequences of the merger to “U.S. holders” (as defined below) of FSRL stock that exchange their shares for the merger consideration. The following discussion is based upon the Code, the U.S. Treasury regulations promulgated thereunder, judicial and administrative authorities, rulings, and decisions, all as in effect on the date of this joint proxy statement/prospectus. These authorities may change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax.
Further, this discussion is for general information only and does not purport to consider all aspects of U.S. federal income taxation that might be relevant to U.S. holders in light of their particular circumstances and does not apply to U.S. holders subject to special treatment under the U.S. federal income tax laws, including, without limitation, dealers or brokers in securities, commodities or currencies; traders in securities that elect to apply a mark-to-market method of accounting; banks and certain other financial institutions; insurance companies; mutual funds; tax-exempt organizations; pension plans, individual retirement accounts and employee stock ownership plans; holders subject to the alternative minimum tax provisions of the Code; partnerships, S corporations or other pass-through entities (or investors in such entities); regulated investment companies; real estate investment trusts; U.S. expatriates or former citizens or residents of the United States; holders whose functional currency is not the U.S. dollar; holders who hold shares of FSRL stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment; or holders who received FSRL stock through the exercise of an employee stock option, retirement plan or otherwise as compensation.
The discussion applies only to U.S. holders of shares of FSRL stock who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). For purposes of this discussion, the term “U.S. holder” means a beneficial owner of FSRL stock that is for U.S. federal income tax purposes (1) an individual citizen or resident of the United States; (2) a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (3) a trust if  (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (b) such trust has a valid election in place to be treated as a U.S. person; or (4) an estate, the income of which is subject to U.S. federal income tax regardless of its source.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds FSRL stock, the U.S. federal income tax purposes of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. Any entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds FSRL stock, and any partners in such partnership, should consult their tax advisors regarding the tax consequences of the merger to their specific circumstances.
Determining the actual tax consequences of the merger to you may be complex and will depend on your specific situation. You should consult with your own tax advisor as to the specific tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any U.S. federal, state, local, foreign and other tax laws and of possible changes in those laws after the date of this joint proxy statement/prospectus.
Tax Consequences of the Merger Generally
The parties expect the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In connection with the filing with the SEC of the registration statement of which this joint proxy statement/prospectus is a part, Alston & Bird LLP, counsel to Colony, has rendered its tax opinion to Colony and Ward and Smith, P.A., counsel to FSRL, has rendered its tax opinion to FSRL, in each case to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Copies of such tax opinions are attached as Exhibits 8.1 and 8.2 to the registration statement.
The obligations of the parties to complete the merger are conditioned on, among other things, the receipt by Colony and FSRL of tax opinions from Alston & Bird LLP and Ward and Smith, P.A., respectively, dated the closing date of the merger, to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. The conditions relating to receipt of such closing tax opinions may be waived by both Colony and FSRL. Neither Colony nor FSRL currently intends to waive this condition to its obligation to consummate the merger. If either Colony or FSRL waives this condition after this registration statement is declared effective by the SEC, and if the tax consequences of the merger to FSRL shareholders have materially changed, Colony and FSRL will recirculate appropriate materials to resolicit the votes of FSRL shareholders.
The opinions of Alston & Bird LLP and Ward and Smith, P.A. provided to Colony and FSRL, respectively, are and will be subject to customary qualifications and assumptions, including assumptions regarding the absence of changes in existing facts and completion of the merger strictly in accordance with the merger agreement and the registration statement of which this joint proxy statement/prospectus forms a part. In rendering their legal opinions, Alston & Bird LLP and Ward and Smith, P.A. will rely on representations and covenants of Colony and FSRL, including those representations contained in certificates of officers of Colony and FSRL, reasonably satisfactory in form and substance to each such counsel, and will assume that such representations are true, correct and complete without any regard to any knowledge limitation and that such covenants will be complied with. If any of these assumptions or representations are or become inaccurate in any way, or any of the covenants are not complied with, these opinions could be adversely affected. The opinions represent each counsel’s best legal judgment but have no binding effect or official status of any kind, and no assurance can be given that contrary positions will not be taken by the IRS or a court considering the issues. Colony and FSRL have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger, and there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below or described in the tax opinions.
The following discussion assumes that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.
U.S. Holders that Exchange FSRL Stock Solely for Colony Common Stock
A U.S. holder that exchanges FSRL stock solely for shares of Colony common stock generally:
•
would not recognize gain or loss on the exchange of shares of FSRL stock solely for shares of Colony common stock in the merger (except with respect to cash received in lieu of a fractional share of Colony common stock, as described below);

•
would have an aggregate tax basis in the Colony common stock received in the merger (including any fractional share deemed received and exchanged for cash, as described below) equal to its aggregate tax basis in the FSRL stock surrendered in exchange therefor; and

•
would have a holding period for the shares of Colony common stock received (including any fractional share of Colony common stock deemed received and exchanged for cash, as described below) in the merger that includes its holding period for its shares of FSRL stock surrendered in exchange therefor.

If you acquired different blocks of FSRL stock at different times or at different prices, the adjusted tax basis and holding period of each block of Colony common stock you receive would be determined on a block-for-block basis depending on the adjusted tax basis and holding period of the blocks of FSRL stock surrendered in exchange therefor. U.S. holders should consult their tax advisors regarding the manner in which shares of Colony common stock should be allocated among different blocks of their FSRL stock surrendered in the merger.
U.S. Holders that Exchange FSRL Stock Solely for Cash
A U.S. holder that exchanges FSRL stock solely for cash generally would recognize gain or loss equal to the difference between the amount of cash received and such U.S. holder’s adjusted tax basis in its FSRL stock. This gain or loss generally would be capital gain or loss and would be long-term capital gain or loss if the U.S. holder’s holding period for its shares of FSRL stock exceeds one year as of the effective time of the merger. Long-term capital gain of non-corporate taxpayers, including individuals, is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations. In addition, gains recognized on the exchange of shares of FSRL stock for cash may be subject to the net investment income tax. See “— Net Investment Income Tax” below.
U.S. Holders that Exchange FSRL Stock for a Combination of Colony Common Stock and Cash
A U.S. holder that exchanges shares of FSRL stock for a combination of Colony common stock and cash would generally recognize gain (but not loss) in an amount equal to the lesser of (1) the excess, if any, of the sum of the cash received and the fair market value of the shares of Colony common stock received as merger consideration over such U.S. holder’s adjusted tax basis in its FSRL stock surrendered in exchange therefor, or (2) the amount of cash received by such U.S. holder in the merger. This gain generally would be capital gain and would be long-term capital gain if the U.S. holder’s holding period for its shares of FSRL stock exceeds one year as of the effective time of the merger. Long-term capital gain of non-corporate taxpayers, including individuals, is generally taxed at preferential rates. If a U.S. holder acquired different blocks of FSRL stock at different times or at different prices, such holder’s gain, if any, must be calculated separately for each identifiable block of shares of FSRL stock surrendered in the merger. U.S. holders should consult their tax advisor regarding the manner in which cash and shares of Colony common stock should be allocated among different blocks of FSRL stock surrendered in the merger and the manner in which gain, if any, should be determined.
The aggregate tax basis of a U.S. holder’s shares of Colony common stock received (including any fractional share of Colony common stock deemed received and exchanged for cash, as described below) in exchange for shares of FSRL stock pursuant to the merger will be equal to the aggregate tax basis of its shares of FSRL stock surrendered, reduced by the amount of cash such U.S. holder received in exchange for shares of FSRL stock pursuant to the merger (other than cash received in lieu of a fractional share of Colony common stock) and increased by the amount of gain, if any, recognized by such U.S. holder on the exchange (other than any gain or dividend income recognized on the receipt of cash for a fractional share of Colony common stock, as described below). A U.S. holder’s holding period of the shares of Colony common stock received in the merger (including any fractional shares deemed received and exchanged for cash, as described below) will include such U.S. holder’s holding period of its shares of FSRL stock surrendered in the merger. If a U.S. holder acquired different blocks of FSRL stock at different times or at different prices, the basis and holding period of Colony common stock received in the merger will be determined on a block-for-block basis depending on the basis and holding period of the blocks of FSRL stock exchanged for such Colony common stock. Holders should consult their tax advisors regarding the manner in which shares of Colony common stock should be allocated among different blocks of their FSRL stock surrendered in the merger. In addition, gains recognized on the exchange of shares of FSRL stock pursuant to the merger may be subject to the net investment income tax. See “— Net Investment Income Tax” below.
Cash In Lieu of Fractional Shares
If a U.S. holder receives cash instead of a fractional share of Colony common stock, the U.S. holder would generally be treated as having received such fractional share of Colony common stock in the merger and then as having exchanged the fractional share of Colony common stock for cash. As a result, the U.S. holder generally would recognize gain or loss equal to the difference between the amount of cash received and the U.S. holder’s aggregate tax basis allocable to the fractional share of Colony common stock. Such gain or loss generally would be capital gain or loss and would be long-term capital gain or loss if the U.S. holder’s holding period for such fractional share (including the holding period of shares of FSRL stock surrendered therefor) exceeds one year as of the effective time of the merger. Long-term capital gain of non-corporate taxpayers, including individuals, is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations. In addition, gain recognized on the deemed exchange of a fractional share of Colony common stock may be subject to the net investment income tax. See “— Net Investment Income Tax” below.
Shareholders Exercising Dissenters’ Rights
Upon its exercise of dissenters’ rights, a U.S. holder of FSRL stock would exchange all of its FSRL stock for cash. A U.S. holder that receives only cash in exchange for its FSRL stock would generally recognize gain or loss equal to the difference between the amount of cash received and such U.S. holder’s adjusted tax basis in its FSRL stock. This gain or loss generally would be capital gain or loss and would be long-term capital gain or loss if the U.S. holder’s holding period for its shares of FSRL stock exceeds one year as of the effective time of the merger. Long-term capital gain of non-corporate taxpayers, including individuals, is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations. In addition, gains recognized on the exchange of shares of FSRL stock for cash may be subject to the net investment income tax. See “— Net Investment Income Tax” below.
Net Investment Income Tax
A non-corporate U.S. holder of FSRL stock is generally subject to an additional 3.8% tax on the lesser of (1) the holder’s “net investment income” for the relevant taxable year or (2) the excess of the holder’s modified adjusted gross income for the taxable year over a certain threshold (which threshold depends on the holder’s U.S. federal income tax filing status). Net investment income generally would include any capital gain recognized in connection with the merger or pursuant to exercise of dissenters’ rights (including any gain treated as a dividend, as described below). U.S. holders should consult their tax advisors as to the application of the net investment income tax to their circumstances.
Potential Dividend Treatment
In some cases, if a U.S. holder of FSRL stock also actually or constructively owns shares of Colony common stock (other than the Colony common stock received as consideration in connection with the merger), the U.S. holder’s recognized gain could be treated as having the effect of the distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such gain would be treated as dividend income to the extent of the U.S. holder’s ratable share of Colony’s accumulated earnings and profits (as calculated for U.S. federal income tax purposes). The determination of whether a U.S. holder will recognize capital gain or dividend income as a result of its exchange of FSRL stock in the merger is complex and must be determined on a shareholder-by-shareholder basis. Accordingly, each U.S. holder should consult his, her, or its own independent tax advisor as to the tax consequences of the merger, including such determination, in its particular circumstances.
Backup Withholding
Backup withholding at the applicable rate (currently 24%) may apply with respect to certain cash payments to a U.S. holder of FSRL stock unless the holder:
•
furnishes a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with all the applicable requirements of the backup withholding rules; or

•
provides proof that it is otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules are not an additional tax and would generally be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the holder timely furnishes the required information to the IRS.

Certain Reporting Requirements
If a U.S. holder that receives Colony common stock in the merger is considered a “significant holder,” such U.S. holder would be required to (1) file a statement with its U.S. federal income tax return in accordance with Treasury Regulations Section 1.368-3(b) providing certain facts pertinent to the merger, including such U.S. holder’s tax basis in, and the fair market value of, the FSRL stock surrendered by such U.S. holder in the merger and (2) retain permanent records of these facts relating to the merger. A “significant holder” is any FSRL shareholder that, immediately before the merger owned (a) at least 5% (by vote or value) of the outstanding shares of FSRL stock or (b) FSRL securities with a tax basis of  $1.0 million or more.
This discussion of certain material U.S. federal income tax consequences does not purport to be a complete analysis of all potential tax consequences of the merger. It is for general information purposes only and is not intended to be and does not constitute tax advice. Holders of FSRL stock are urged to consult their respective tax advisors as to the U.S. federal income tax consequences of the merger (or exercise of dissenters’ rights), in light of their particular situations, as well as any tax consequences arising under any other U.S. federal tax laws, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty. Holders of FSRL stock are also urged to consult their respective tax advisors with respect to the effect of possible changes in any of those laws after the date of this joint proxy statement/prospectus.
LEGAL MATTERS
The validity of the Colony common stock to be issued in the merger will be passed upon for Colony by Alston & Bird LLP, Atlanta, Georgia. Certain U.S. federal income tax consequences relating to the merger will also be passed upon for Colony by Alston & Bird LLP, Atlanta, Georgia, and for FSRL by Ward and Smith, P.A., Wilmington, North Carolina.
EXPERTS
The consolidated financial statements of Colony Bankcorp, Inc. as of December 31, 2025 and 2024 and for each of the two years in the period ended December 31, 2025 and the effectiveness of Colony Bankcorp, Inc.’s internal control over financial reporting as of December 31, 2025 have been audited by Mauldin & Jenkins, LLC, an independent registered public accounting firm, as set forth in their reports appearing in our Annual Report on Form 10-K for the year ended December 31, 2025 and incorporated by reference herein. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given their authority as experts in accounting and auditing.
The consolidated financial statements of FSRL as of December 31, 2024 and 2025 and for each of the two years in the period ended December 31, 2025 have been audited by Elliott Davis, LLC, an independent public accounting firm, as set forth in their report, which has been included in this joint proxy statement/prospectus. Such consolidated financial statements have been included in this joint proxy statement/prospectus in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
The consolidated financial statements of TCBC as of December 31, 2023 and 2024 and for each of the two years in the period ended December 31, 2024 have been audited by Wipfli LLP, an independent public accounting firm, as set forth in their report, which has been incorporated by reference in this joint proxy statement/prospectus. Such consolidated financial statements have been incorporated by reference in this joint proxy statement/prospectus in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
Colony has filed with the SEC a registration statement on Form S-4 under the Securities Act to register the shares of its common stock that FSRL shareholders will be entitled to receive in connection with the merger. This joint proxy statement/prospectus is a part of that registration statement. The registration statement, including the attached annexes, exhibits and schedules, contains additional information about Colony and Colony common stock. The rules and regulations of the SEC allow Colony to omit certain information included in the registration statement from this joint proxy statement/prospectus.
Colony also files annual, quarterly and current reports, and other information with the SEC. Colony’s SEC filings are available to the public at the SEC’s web site at www.sec.gov. You will also be able to obtain these documents, free of charge, from Colony by accessing Colony’s website at www.colonybank.com. Copies can also be obtained, free of charge, by directing a written request to:
Colony Bankcorp, Inc.
115 South Grant Street
Fitzgerald, Georgia 31750
Attention: Edward L. Bagwell
Telephone: (229) 426-6000
The SEC allows Colony to “incorporate by reference” into this joint proxy statement/prospectus certain information in documents filed by Colony with the SEC, which means that Colony can disclose important information to you by referring you to those documents without actually including the specific information in this joint proxy statement/prospectus. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. You should not assume that the information in this joint proxy statement/prospectus is current as of any date other than the date of this joint proxy statement/prospectus or that any information incorporated by reference herein is accurate as of any date other than the date of the document incorporated by reference (or, with respect to particular information contained in such document, as of any date other than the date set forth within such document as the date as of which such particular information is provided). Colony incorporates by reference into this joint proxy statement/prospectus the documents listed below (other than any portions thereof deemed furnished and not filed in accordance with SEC rules):
•
Colony’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 13, 2026;

•
Colony’s Definitive Proxy Statement on Schedule 14A for the 2026 Annual Meeting, filed on April 16, 2026;

•
Colony’s Current Reports on Form 8-K or Form 8-K/A, as applicable, filed on January 28, 2026, May 22, 2026 and June 24, 2026;

•
Colony’s Current Report on Form 8-K filed on December 1, 2025, including the audited consolidated financial statements of TC Bancshares, Inc. (“TCBC”) and its consolidated subsidiaries as of and for the years ended December 31, 2024 and 2023, the unaudited consolidated financial statements of TCBC as of and for the nine months ended September 30, 2025 and 2024 and the unaudited pro forma combined financial information of Colony giving effect to the TCBC merger, included as Exhibits 99.2, 99.3 and 99.4, respectively;

•
Colony’s Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2026 and June 30, 2026, filed with the SEC on May 8, 2026 and August 5, 2026, respectively; and

•
the description of Colony’s common stock included as Exhibit 4.1 on Form 10-K, filed with the SEC on March 13, 2026, and any other amendment or report filed for the purposes of updating such description.

All reports and other documents Colony subsequently files under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than any portions thereof deemed furnished and not filed in accordance with SEC rules), prior to the termination of this offering, will also be incorporated by reference into this joint proxy statement/prospectus and deemed to be part of this joint proxy statement/prospectus from the date of the filing of such reports and documents. The most recent information that Colony files with the SEC automatically updates and supersedes older information. The information contained in any such filing will be deemed to be a part of this joint proxy statement/prospectus commencing on the date on which the document is filed.
You may obtain from Colony a copy of any documents incorporated by reference into this joint proxy statement/prospectus without charge to you either from Colony or from the SEC as described above.
FSRL does not file reports or other information with the SEC. If you would like to request documents from FSRL, please send a request in writing or by telephone to FSRL at the following address:
First Reliance Bancshares, Inc.
2170 West Palmetto Street
Florence, South Carolina 29501
Attention: Robert Haile
Telephone: (843) 656-5000
If you would like to request documents, please do so by October 7, 2026 to receive them before the FSRL special meeting, and by October 7, 2026 to receive them before the Colony special meeting. If you request any incorporated documents from Colony, then Colony will mail them to you by first-class mail, or another equally prompt means, within one business day after Colony receives your request.
Colony has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to Colony, and FSRL has supplied all information contained in this joint proxy statement/prospectus relating to FSRL.
Neither Colony nor FSRL has authorized anyone to give any information or make any representation about the merger, the Colony common stock to be received by FSRL shareholders in the merger or their companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that have been incorporated by reference into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/ prospectus does not extend to you. The information contained herein speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

FSRL BANCSHARES, INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Independent Auditor’s Report	F-4
Consolidated Balance Sheets as of December 31, 2025 and 2024	F-6
Consolidated Statements of Operations for the years ended December 31, 2025 and 2024	F-8
Consolidated Statements of Comprehensive Income for the years ended December 31, 2025 and 2024	F-9
Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2025 and 2024	F-10
Consolidated Statements of Cash Flows for the years ended December 31, 2025 and 2024	F-11
Notes to Consolidated Financial Statements	F-13
Consolidated Balance Sheets at June 30, 2026 (unaudited) and December 31, 2025 and 2024	F-59
Consolidated Statements of Operations for the six months ended June 30, 2026 and June 30, 2025 and for the years ended December 31, 2025 and 2024 (unaudited)	F-60
Consolidated Statements of Comprehensive Income for the six months ended June 30, 2026 and June 30, 2025 and for the years ended December 31, 2025 and 2024 (unaudited)	F-61
Consolidated Statements of Changes in Shareholders’ Equity for the six months ended June 30, 2026 and June 30, 2025 and for the years ended December 31, 2025 and 2024 (unaudited)	F-62
Combined Statements of Cash Flows for the six months ended June 30, 2026 and June 30, 2025 and for the years ended December 31, 2025 and 2024 (unaudited)	F-63

First Reliance Bancshares, Inc. and Subsidiary
Report on Consolidated Financial Statements
As of and for the years ended December 31, 2025 and 2024

First Reliance Bancshares, Inc. and Subsidiary

Independent Auditor’s Report
The Board of Directors
First Reliance Bancshares, Inc.
Opinion
We have audited the consolidated financial statements of First Reliance Bancshares, Inc. and Subsidiary (the “Company”), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the “financial statements”).
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.
Basis for Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.
Auditor’s Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.
In performing an audit in accordance with GAAS, we:
•
Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.
Charleston, South Carolina
March 26, 2026

FIRST RELIANCE BANCSHARES, INC. AND SUBSIDIARY
Consolidated Balance Sheets
As of December 31, 2025 and 2024
	2025	2024
Assets
Cash and cash equivalents:
Cash and due from banks	$4,030,940	$4,603,658
Interest-bearing deposits with other banks	28,100,935	42,623,441
Total cash and cash equivalents	32,131,875	47,227,099
Marketable equity securities	148,427	137,172
Securities available-for-sale	195,895,017	175,845,558
Nonmarketable equity securities	1,764,000	748,500
Total investment securities	197,807,444	176,731,230
Mortgage loans held for sale	12,279,860	20,973,857
Loans receivable	779,934,929	753,738,418
Less allowance for credit losses	(8,826,565)	(8,434,000)
Loans, net	771,108,364	745,304,418
Premises, furniture and equipment, net	24,348,264	21,352,793
Accrued interest receivable	4,349,173	3,958,321
Cash surrender value life insurance	19,029,429	18,608,410
Net deferred tax assets	6,116,763	7,708,907
Mortgage servicing rights	14,655,573	13,410,262
Core deposit intangibles	2,563	26,139
Goodwill	690,917	690,917
Right of use asset	3,676,602	4,160,392
Other assets	7,161,943	6,951,745
Total assets	$1,093,358,770	$1,067,104,490
Liabilities and Shareholders’ Equity
Liabilities
Deposits
Noninterest-bearing transaction accounts	$254,618,102	$227,470,632
Interest-bearing transaction accounts	92,309,995	140,115,649
Savings	457,098,561	422,229,349
Time deposits $250,000 and over	41,036,295	44,217,653
Other time deposits	103,056,877	117,377,595
Total deposits	948,119,830	951,410,878
Advances from Federal Home Loan Bank	20,000,000	—
Subordinated debentures	9,476,631	15,444,267
Junior subordinated debentures	10,310,000	10,310,000
Accrued interest payable	701,892	1,079,127
Lease liability	4,324,991	4,968,426
Reserve for unfunded commitments	822,000	428,000
Other liabilities	6,537,864	5,707,476
Total liabilities	1,000,293,208	989,348,174
See Notes to Consolidated Financial Statements

FIRST RELIANCE BANCSHARES, INC. AND SUBSIDIARY
Consolidated Balance Sheets
As of December 31, 2025 and 2024
	2025	2024
Shareholders’ Equity
Series D non-cumulative preferred stock, $0.01 par value; 70,000 shares authorized; 51,332 and 52,332 shares issued and outstanding at December 31, 2025 and 2024, respectively	513	523
Common stock, $0.01 par value; 20,000,000 shares authorized; 8,804,275 and 8,763,718 shares issued; and 7,831,923 and 8,032,701 shares outstanding at December 31, 2025 and 2024, respectively	88,043	87,637
Capital surplus	56,869,147	55,789,669
Treasury stock, at cost, 972,352 and 731,017 shares at December 31, 2025 and 2024, respectively	(8,084,621)	(5,698,816)
Nonvested restricted stock	(1,949,299)	(2,339,968)
Retained earnings	50,577,487	39,671,092
Accumulated other comprehensive loss	(4,435,708)	(9,753,821)
Total shareholders’ equity	93,065,562	77,756,316
Total liabilities and shareholders’ equity	$1,093,358,770	$1,067,104,490

See Notes to Consolidated Financial Statements

First Reliance Bancshares, Inc. and Subsidiary
Consolidated Statements of Operations
For the years ended December 31, 2025 and 2024
	2025	2024
Interest income:
Loans, including fees	$46,309,838	$42,813,692
Investment securities:
Taxable	8,869,041	7,787,336
Tax exempt	43,662	43,620
Other interest income	1,551,973	1,844,892
Total	56,774,514	52,489,540
Interest expense:
Deposits	17,867,579	18,414,151
Federal Home Loan Bank advances	817,258	1,220,065
Subordinated debentures	1,141,800	1,458,098
Other interest expense	2,775	16,799
Total	19,829,412	21,109,113
Net interest income	36,945,102	31,380,427
Provision for credit losses on loans	567,058	299,334
Provision for credit losses on unfunded commitments	394,000	20,513
Net interest income after provision for credit losses	35,984,044	31,060,580
Noninterest income:
Mortgage banking income	5,919,303	4,803,131
Service charges on deposit accounts	1,434,648	1,296,841
Other service charges, commissions, and fees	2,129,818	2,165,491
Income from bank owned life insurance	421,019	417,519
Loss on sale of investment securities	(475,939)	(308,098)
Gain on sale of branches / deposit premium	2,312,619	—
Gain on early extinguishment of debt	140,000	—
Gain (loss) on disposal of fixed assets	181,757	(818,262)
Other	660,421	642,458
Total	12,723,646	8,199,080
Noninterest expenses:
Salaries and benefits	21,784,527	19,281,119
Occupancy and equipment	3,022,130	3,416,266
Data processing, technology, and communications	4,575,536	4,336,172
Professional fees	681,224	738,802
Marketing	523,700	431,159
Other	4,132,451	3,396,185
Total	34,719,568	31,599,703
Income before income taxes	13,988,122	7,659,957
Income tax expense	3,081,727	1,737,139
Net income	$10,906,395	$5,922,818
Average common shares outstanding, basic	7,851,400	7,846,631
Average common shares outstanding, diluted	8,328,132	8,294,109
Income per common share:
Basic income per common share	$1.39	$0.75
Diluted income per common share	1.31	0.71
See Notes to Consolidated Financial Statements

First Reliance Bancshares, Inc. and Subsidiary
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2025 and 2024
	2025	2024
Net income	$10,906,395	$5,922,818
Other comprehensive gain, net of tax:
Unrealized holding gains on securities available-for-sale	6,567,920	777,000
Reclassification adjustment for realized losses included in earnings	475,939	308,098
Income tax expense	(1,725,746)	(265,849)
Other comprehensive gain, net of tax	5,318,113	819,249
Comprehensive income	$16,224,508	$6,742,067
See Notes to Consolidated Financial Statements

First Reliance Bancshares, Inc. and Subsidiary
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2025 and 2024
	Preferred Stock		Common Stock		Capital Surplus	Treasury Stock	Nonvested Restricted Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount	Shares	Amount
Balance, December 31, 2023	52,332	523	8,772,329	87,723	55,471,379	(4,821,348)	(2,517,557)	33,748,274	(10,573,070)	71,395,924
Net income	—	—	—	—	—	—	—	5,922,818	—	5,922,818
Other comprehensive income, net of tax	—	—	—	—	—	—	—	—	819,249	819,249
Net issuance of Common Stock	—	—	28,389	284	102,525	—	—	—	—	102,809
Restricted stock forfeitures	—	—	(37,000)	(370)	(597,855)	—	—	—	—	(598,225)
Net change in restricted stock	—	—	—	—	—	—	177,589	—	—	177,589
Stock based compensation	—	—	—	—	813,620	—	—	—	—	813,620
Purchase of treasury stock	—	—	—	—	—	(877,468)	—	—	—	(877,468)
Balance, December 31, 2024	52,332	$523	8,763,718	$87,637	$55,789,669	$(5,698,816)	$(2,339,968)	$39,671,092	$(9,753,821)	$77,756,316
Net income	—	—	—	—	—	—	—	10,906,395	—	10,906,395
Other comprehensive income, net of tax	—	—	—	—	—	—	—	—	5,318,113	5,318,113
Conversion of Preferred stock – Series D to Common stock	(1,000)	(10)	1,000	10	—	—	—	—	—	—
Net issuance of Common Stock	—	—	43,557	436	122,061	—	—	—	—	122,497
Restricted stock forfeitures	—	—	(4,000)	(40)	(35,960)	—	—	—	—	(36,000)
Net change in restricted stock	—	—	—	—	—	—	390,669	—	—	390,669
Stock based compensation	—	—	—	—	993,377	—	—	—	—	993,377
Purchase of treasury stock	—	—	—	—	—	(2,385,805)	—	—	—	(2,385,805)
Balance, December 31, 2025	51,332	$513	8,804,275	$88,043	$56,869,147	$(8,084,621)	$(1,949,299)	$50,577,487	$(4,435,708)	$93,065,562
See Notes to Consolidated Financial Statements

First Reliance Bancshares, Inc. and Subsidiary
Consolidated Statements of Cash Flows
December 31, 2025 and 2024
	2025	2024
Cash flows from operating activities:
Net income	$10,906,395	$5,922,818
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Provision for credit losses on loans	567,058	299,334
Provision for credit losses on unfunded commitments	394,000	20,513
Depreciation expense	1,091,648	1,166,807
Gain on change in fair value of marketable equity securities	(11,255)	(8,655)
Net discount accretion on investment securities	(523,866)	(26,719)
Discount accretion on purchased loans	(83,151)	(163,932)
Net gain on disposal of fixed assets	(181,757)	279,988
Loss on sale of investment securities	475,939	308,098
Gain on sale of branches / deposit premium	(2,312,619)	—
Gain on early extinguishment of debt	(140,000)	—
Originations of mortgages held for sale	(338,491,937)	(280,554,791)
Proceeds from sales of mortgages held for sale	353,105,237	271,539,977
Mortgage banking income	(5,919,303)	(4,803,131)
Write down of right of use assets	—	538,274
Core deposit intangible amortization	23,576	48,177
Amortization of debt issuance costs	32,364	31,570
Deferred income taxes, net of valuation allowance	(133,602)	(199,461)
Increase in cash surrender value of life insurance	(421,019)	(417,518)
Stock based compensation expense	993,377	813,620
Decrease in ROU asset	483,790	643,699
Increase in mortgage servicing rights, net	(1,245,311)	(1,772,088)
Increase in accrued interest receivable	(390,852)	(504,863)
Increase in other assets	(210,197)	(1,115,068)
(Decrease) Increase in accrued interest payable	(377,235)	2,759
Decrease in lease liabilities	(643,435)	(624,508)
Increase (decrease) in other liabilities	970,388	(350,283)
Net cash provided (used) by operating activities	17,958,233	(8,925,383)
Cash flows from investing activities:
Purchases of securities available-for-sale	(51,079,189)	(47,608,326)
Maturities of securities available-for-sale	30,054,579	35,738,970
Proceeds on sales of securities available-for-sale	8,066,937	8,227,090
Net (increase) decrease in nonmarketable equity securities	(1,015,500)	201,300
Net increase in loans receivable	(26,287,853)	(48,160,923)
Purchases of premises, furniture and equipment	(4,770,138)	(564,385)
Proceeds from disposal of premises, furniture and equipment	864,776	63,145
Net cash used in investing activities	(44,166,388)	(52,103,129)
See Notes to Consolidated Financial Statements

First Reliance Bancshares, Inc. and Subsidiary
Consolidated Statements of Cash Flows
December 31, 2025 and 2024
	2025	2024
Cash flows from financing activities:
Net increase in demand deposits, interest-bearing transaction accounts and savings accounts	16,523,647	100,456,596
Net decrease in certificates of deposit and other time deposits	(17,502,076)	(7,642,225)
Net increase (decrease) in advances from Federal Home Loan Bank	20,000,000	(5,000,000)
Net decrease in securities sold under agreements to repurchase	—	(307,517)
Redemption of subordinated indebtedness	(6,000,000)	—
Issuance of common stock	122,497	102,809
Forfeitures of restricted stock	(36,000)	(598,225)
Decrease in nonvested restricted stock	390,669	177,589
Purchase of treasury stock	(2,385,806)	(877,468)
Net cash provided by financing activities	11,112,931	86,311,559
Net (decrease) increase cash and cash equivalents	(15,095,224)	25,283,047
Cash and cash equivalents, beginning of year	47,227,099	21,944,052
Cash and cash equivalents, end of year	$32,131,875	$47,227,099
Cash paid during the year for:
Income taxes	$3,209,000	$1,948,000
Interest	20,063,646	21,106,354
Supplemental noncash investing and financing activities:
Net change in unrealized gains on investment securities	$5,318,113	$819,249
See Notes to Consolidated Financial Statements

First Reliance Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 1.   Summary of Significant Accounting Policies
Organization:
First Reliance Bancshares, Inc. (the “Company”) was incorporated under the laws of the State of South Carolina on April 12, 2001 to serve as a bank holding company for its subsidiary, First Reliance Bank (the “Bank”), and acquired all of the shares of the Bank on April 1, 2002 in a statutory share exchange. First Reliance Bank was incorporated on August 9, 1999 and commenced business on August 16, 1999. The principal business activity of the Bank is to provide banking services to domestic markets throughout South Carolina. The Bank is a South Carolina chartered commercial bank, and its deposits are insured by the Federal Deposit Insurance Corporation (“FDIC”). The consolidated financial statements include the accounts of the parent company and its wholly-owned subsidiary after elimination of all significant intercompany balances and transactions. In 2005, the Company formed First Reliance Capital Trust I (the “Trust”) for the purpose of issuing trust preferred securities. In accordance with current accounting guidance, the Trust is not consolidated in these financial statements. In May of 2025, the Bank sold both of the branch locations in North Carolina to Carter Bank from Martinsville, Virginia.
Management’s estimates:
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for credit losses (“ACL”) on loans, including valuation allowances of specifically reviewed loans, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, and the valuation of investment securities. In connection with the determination of the ACL on loans and valuation of foreclosed real estate, management obtains independent appraisals in accordance with regulatory policy. Management must also make estimates in determining the estimated useful lives and methods for depreciating premises and equipment.
While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the ACL may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company’s ACL on loans and reserves on foreclosed real estate. Such agencies may require the Company to recognize additions to the ACL based on their judgments about information available to them at the time of their examinations. Because of these factors, it is reasonably possible that the ACL on loans, unfunded commitments, and evaluation of reserves on foreclosed real estate may change materially in the near term.
Concentrations of credit risk:
Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans receivable, investment securities, federal funds sold and amounts due from banks.
The Company makes loans to individuals and small businesses for various personal and commercial purposes primarily throughout South Carolina and North Carolina. At December 31, 2025 and 2024, the majority of the total loan portfolio was to borrowers from within these areas.
The Company’s loan portfolio is not concentrated in loans to any single borrower or a relatively small number of borrowers. Additionally, management is not aware of any concentrations of loans to groups of borrowers or industries that would also be affected by sector-specific economic conditions.

First Reliance Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 1.   Summary of Significant Accounting Policies (continued)
In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, management monitors exposure to credit risk from concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g., principal deferral periods, loans with initial interest-only periods, etc.), and loans with high loan-to-value ratios. Management has determined that there is minimal concentration of credit risk associated with its lending policies or practices.
There are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan’s life. For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan being fully paid (i.e., balloon payment loans). These loans are underwritten and monitored to manage the associated risks, and management believes that these particular practices do not subject the Company to unusual credit risk. The Company’s investment portfolio consists principally of obligations of the United States or its corporations, obligations of state and local governments, collateralized loan obligations, and corporate securities. In the opinion of management, there is minimal concentration of credit risk in its investment portfolio. The Company places its deposits and correspondent accounts with and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant.
Accounting Standards Adopted in 2025
In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures.” The amendments in this update enhance the transparency and decision usefulness of income tax disclosures. This ASU requires disclosures of specific categories and disaggregation of information in the rate reconciliation table. The ASU also requires disclosure of disaggregated information related to income taxes paid, income or loss from continuing operations before income tax expense or benefit, and income tax expense or benefit from continuing operations. The amendments are effective for annual periods beginning January 1, 2025, and did not have a material effect of its financial statements.
Recently issued accounting pronouncements, not yet effective or adopted:
In November 2024, the FASB issued ASU No. 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40), further clarified by ASU No. 2025-01. The update requires disclosure of specified information about certain expenses, including: employee compensation, depreciation and intangible asset amortization included in each relevant expense caption. The update also requires disclosure of certain other expenses, gains and losses that are already required to be disclosed in the same disclosure as other disaggregation requirements. This guidance is effective for annual periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. The Company does not expect the new guidance to have a material impact on its consolidated financial statements.
In November 2025, the FASB issued ASU 2025-08, “Financial Instruments — Credit Losses (Topic 326): Purchased Loans.” Under Topic 326, when loans are purchased the acquirer is required to make a determination as to which loans are PCD and which are non-PCD. PCD loans are then accounted for using the gross-up approach, which requires the recognition of an ACL for the estimate of credit losses at acquisition date by recording an offsetting gross-up adjustment to the purchase price of the acquired financial asset. Under this amendment, the gross-up approach is expanded and applied to non-PCD loans (except credit cards) that are deemed to be seasoned. A purchased seasoned loans is defined as a loan (excluding credit cards) that is acquired without credit deterioration and acquired either through a business combination transaction, or acquired at least 90 days after origination where the acquirer was not involved in the origination of the loan. This update is effective for annual reporting periods beginning after December 15, 2026.

First Reliance Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 1.   Summary of Significant Accounting Policies (continued)
Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.
Debt securities available-for-sale:
Debt securities available-for-sale (AFS) are carried at amortized cost and adjusted to fair value by recognizing the aggregate unrealized gains or losses in a valuation account. Aggregate market valuation adjustments are recorded as part of accumulated other comprehensive income in shareholders’ equity, net of deferred income taxes. Reductions in market value considered by management to be credit related are recorded in an ACL account and reported as provision for credit losses in the income statement. The adjusted cost basis of investments available-for-sale is determined by specific identification and is used in computing the gain or loss upon sale. The amortization of premiums is recognized to the first call date and accretion of discounts are recognized in interest income using a methodology that approximates a level yield of interest over the estimated remaining period to maturity.
Allowance for credit losses — AFS securities
For AFS securities, management evaluates all investments in an unrealized loss position on a quarterly basis, and more frequently when economic or market conditions warrant such evaluation. If the Company has the intent to sell the security, or it is more likely than not that the Company will be required to sell the security, the security is written down to fair value, and the entire loss is recorded in earnings.
If either of the above criteria is not met, the Company evaluates whether the decline in fair value is the result of credit losses or other factors. In making the assessment, the Company may consider various factors including the extent to which fair value is less than amortized cost, performance on any underlying collateral, downgrades in the ratings of the security by a rating agency, the failure of the issuer to make scheduled interest or principal payments and adverse conditions specifically related to the security. If the assessment indicates that a credit loss exists, the present value of cash flows expected to be collected is compared to the amortized cost basis of the security and any excess is recorded as an allowance for credit loss, limited to the amount that the fair value is less than the amortized cost basis. Any amount of unrealized loss that has not been recorded through an allowance for credit loss is recognized in other comprehensive income.
Changes in the allowance for credit loss are recorded as provision for (or reversal of) credit loss expense. Losses are charged against the allowance for credit loss when management believes an AFS security is confirmed to be uncollectible or when either of the criteria regarding intent or requirement to sell is met. At December 31, 2025 and 2024, there was no allowance for credit loss related to the AFS portfolio.
Accrued interest receivable on AFS securities totaled $1,357,115 and $1,323,911 at December 31, 2025 and 2024, respectively, and was excluded from the estimate of credit losses.
Marketable equity securities:
Marketable equity securities are carried at fair value, with changes in fair value recorded within other noninterest income in the consolidated statements of operations. Dividends received on marketable equity securities are included as a separate component of interest income.

First Reliance Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 1.   Summary of Significant Accounting Policies (continued)
Nonmarketable equity securities:
At December 31, 2025 and 2024, nonmarketable equity securities consist of the following:
	2025	2024
Federal Home Loan Bank stock	$1,705,900	$690,400
Community Bankers Bank stock	58,100	58,100
Total	$1,764,000	$748,500
Nonmarketable equity securities are carried at cost since there is no quoted market value and no ready market exists. Investment in the Federal Home Loan Bank of Atlanta (“FHLB”) is a condition to borrowing from that bank, and the stock is pledged to collateralize such borrowings. Dividends received on nonmarketable equity securities are included as a separate component of interest income.
Loans receivable:
Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their amortized cost basis, net of any charge-offs. Amortized cost is the principal balance outstanding, net of purchase premiums or discounts and deferred fees and costs. Accrued interest receivable related to loans totaled $2,981,367 and $2,634,410 at December 31, 2025 and 2024, respectively, was reported in accrued interest receivable on the consolidated balance sheets, and excluded from estimated credit losses. Interest income is recognized in the period earned and is computed based upon the unpaid principal balance.
When serious doubt exists as to the collectability of a loan or when a loan becomes contractually 90 days past due as to principal or interest, interest income is discontinued unless the estimated net realizable value of collateral exceeds the principal balance and accrued interest. When interest accruals are discontinued, income earned but not collected is reversed. Loans are removed from nonaccrual status when they become current as to both principal and interest, when concern no longer exists as to the collectability of the principal and interest, and after a sufficient history of satisfactory payment performance has been established. Past due status is based on contractual terms of the loan. A loan is considered to be past due when a scheduled payment has not been received 30 days after the contractual due date.
Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized as an adjustment of the related loan yields. Generally, these amounts are amortized over the contractual life of the related loans or commitments using a straight-line method.
Allowance for credit losses- Loans:
The allowance for credit losses represents the portion of the loan’s amortized cost basis that the Company does not expect to collect due to credit losses over the loan’s life, considering past events, current conditions, and reasonable and supportable forecasts of future economic conditions. Credit losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance for credit losses is based on the loan’s amortized cost basis, excluding accrued interest receivable, as the Company promptly charges off uncollectible accrued interest receivable. Management’s determination of the appropriateness of the allowance is based on periodic evaluation of the loan portfolio, lending-related commitments and other relevant factors, including macroeconomic forecasts and historical loss rates. In the future, the Company may update information and forecasts that may cause significant changes in the estimate in those future quarters.
The Company calculates its expected credit loss using a non-discounted cash flow methodology that calculates the lifetime loss rate. Loss estimates within the collectively assessed population, used for loans

First Reliance Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 1.   Summary of Significant Accounting Policies (continued)
that share common risk characteristics, are based on a combination of pooled assumptions and loan-level characteristics. Expected losses for the Company’s collectively assessed loan segments are estimated using a loan-level probability of default (“PD”) / loss given default (“LGD”) cash flow method with an exposure at default (“EAD”) model. Our third-party provider, Abrigo, supports the model and the Valuant Index used by the Company.
For each segment, the Company generates cash flow projections at the instrument level wherein payment expectations are adjusted for estimated prepayment speeds, probability of default rates, and loss given default rates. Due to limited historical losses, the modeling of quantitative loss inputs such as PD and LGD utilize the Valuant Index. In order to estimate the life of a loan, the contractual term of the loan is adjusted for estimated prepayments based on market information and the Company’s prepayment history.
The Company also considers the need to adjust historical information to reflect the extent to which management expects losses through a reasonable and supportable forecast. The Company has elected to utilize the regression model built off the Valuant Index to reasonably forecast expected PDs based on expected changes in the Fannie Mae National Unemployment Rate.
For loss estimation purposes, the Company disaggregates the loan portfolio into five loan segments: 1) Construction real estate; 2) Residential real estate; 3) Non-residential real estate; 4) Commercial and industrial; and 5) Consumer and other. Each of these loan segments receives the application of qualitative inputs for loss estimation purposes (see paragraph on page 14 for more detail on qualitative factors).
These loan segments include:
Construction real estate loans.   Includes commercial construction, land acquisition and development loans, single-family construction to small businesses and individuals. These loans are generally secured by the land or the real property being built and are made based on the Company’s assessment of the value of the property on an as-completed basis and repayment depends upon project completion and sale, refinancing, or operation of the real estate.
Residential real estate loans.   Includes 1 – 4 family mortgage loans, residential line of credit loans, and residential construction loans. All of these loan types are primarily made with respect to and secured by single family homes, which are both owner-occupied and investor owned. Repayment depends primarily upon the cash flow of the borrower as well as the value of the real estate collateral.
Non-residential real estate loans.   Includes commercial real estate non-owner occupied and owner-occupied loans to finance commercial real estate investment properties for various purposes including use as offices, warehouses, production facilities, health care facilities, hotels, mixed-use residential/commercial, manufacturing housing communities, assisted living facilities, retail centers, restaurants, churches and agricultural based facilities. Commercial real estate owner-occupied loans are typically repaid through the ongoing business operations of the borrower. Commercial real estate nonowner-occupied loans are typically repaid with the funds received from the sale or refinancing of the property or rental income from such property.
Commercial and industrial loans.   Commercial and industrial loans are typically made to small-sized manufacturing, wholesale, retail and service businesses, and farmers for working capital and operating needs and business expansions. Commercial and industrial loans generally include lines of credit and loans with maturities of five years or less. Commercial and industrial loans are generally made with operating cash flows as the primary source of repayment, but may also include collateralization by inventory, accounts receivable, equipment and personal guarantees.
Consumer and other loans.   Includes loans to individuals for personal, family and household purposes, including car, boat and other recreational vehicle loans, manufactured homes (without real estate) and

First Reliance Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 1.   Summary of Significant Accounting Policies (continued)
personal lines of credit. Consumer loans are generally secured by vehicles and other household goods, with repayment depending primarily on the cash flow of the borrower.
The Company’s loss rate models estimate the lifetime loss rate for the pools of loan segments by combining the calculated loss rate based on each variable within the model, including the macroeconomic variables. The lifetime loss rate for the pool is then multiplied by the loan balances to determine the expected credit losses on the pool.
The quantitative models require loan data and macroeconomic variables based on the inherent credit risks in each portfolio to more accurately measure the credit risks associated with each. The quantitative models pool loans with similar risk characteristics and collectively assesses the lifetime loss rate for each pool to estimate its expected credit loss.
Additionally, the allowance for credit losses calculation includes subjective adjustments for qualitative risk factors that are likely to cause estimated credit losses to differ from historical experience. These qualitative factor adjustments may increase or decrease the Company’s estimate of expected credit losses, and includes those that are relevant to the institution as of the reporting date, which may include, but are not limited to: levels of and trends in delinquencies and performance of loans; levels of and trends in write-offs and recoveries collected; trends in volume and terms of loans; effects of any changes in reasonable and supportable economic forecasts; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and expertise; available relevant information sources that contradict the Company’s own forecast; effects of changes in prepayment expectations or other factors affecting assessments of loan contractual terms; industry conditions; and effects of changes in credit concentrations.
When loans no longer share similar risk characteristics with other loans in any given pool, the loan is evaluated on an individual basis. When the borrower is experiencing financial difficulty and repayment is expected to be provided through operations or sale of collateral, the expected credit losses are based on the fair value of collateral at the reporting date, adjusted for selling costs as appropriate.
In situations where, for economic or legal reasons related to a borrower’s financial difficulties, a concession to the borrower is granted that the Company would not otherwise consider, the related loan is classified as a loan modification. Loan modifications or restructurings may include the transfer from the borrower to the Company of real estate, receivables from third parties, other assets, or an equity interest in the borrower in full or partial satisfaction of the loan, modification of the loan terms, or a combination of the above.
Premises, furniture and equipment:
Premises, furniture and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed by the straight-line method, based on the estimated useful lives for buildings of 40 years and for furniture and equipment of 5 to 10 years. Leasehold improvements are amortized over the term of the lease. The cost of assets sold or otherwise disposed of and the related accumulated depreciation is eliminated from the accounts and the resulting gains or losses are reflected in the consolidated statements of operations when incurred. Maintenance and repairs are charged to current expense. The costs of major renewals and improvements are capitalized based upon the Company’s policy.
Other real estate owned:
Other real estate owned includes real estate acquired through foreclosure. Other real estate owned is carried at the lower of cost or the fair market value minus estimated costs to sell. Any write-downs at the

First Reliance Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 1.   Summary of Significant Accounting Policies (continued)
date of foreclosure are charged to the allowance for credit losses. Expenses to maintain such assets and subsequent changes in the valuation allowance are included in other noninterest expense along with gains and losses on disposal.
Cash surrender value of life insurance:
Cash surrender value of life insurance represents the cash value of policies on certain current and former officers and directors of the Company.
Residential mortgage loans held for sale:
Loans held for sale represent loans originated or acquired by the Company with the intent to sell. The Company has elected the lower of cost or market in accounting for residential mortgage loans held for sale. These loans are initially recorded and carried at lower-of-cost or market value, with any subsequent decreases in fair value recognized in mortgage banking income. Loan origination fees are recorded when earned.
The Company issues rate lock commitments to borrowers on prices quoted by secondary market investors. Derivatives related to these commitments are recorded as either assets or liabilities in the balance sheet and are measured at fair value. Changes in the fair value of the derivatives are recorded in mortgage banking income in the consolidated statements of operations.
Mortgage servicing rights:
Mortgage servicing rights (“MSRs”) represent the present value of the future net servicing fees from servicing mortgage loans. Servicing assets and servicing liabilities must be initially measured at fair value, if practicable. The Company’s servicing assets are initially measured at fair value and are subsequently measured using either the fair value method or the amortization method, depending on the asset class, which has been determined to be vintage (or loan origination) year.
The methodology used to determine the fair value of MSRs is subjective and requires the development of a number of assumptions, including anticipated prepayments of loan principal. Fair value is determined by estimating the present value of the asset’s future cash flows utilizing market-based prepayment rates, discount rates and other assumptions validated through comparison to trade information, industry surveys and with the use of independent third-party appraisals. Risks inherent in the MSRs’ valuation include higher than expected prepayment rates and/or delayed receipt of cash flows. The value of MSRs is significantly affected by mortgage interest rates available in the marketplace, which influence mortgage loan prepayment speeds. In general, during periods of declining interest rates, the value of mortgage servicing rights declines due to increasing prepayments attributable to increased mortgage refinance activity. Conversely, during periods of rising interest rates, the value of servicing rights generally increases due to reduced refinance activity.
MSRs accounted for using the fair value method are carried at fair value with changes in fair value, changes due to paydowns and payoffs of underlying loans, and servicing fees (cost) recorded in mortgage banking income in the consolidated statements of operations.
For MSRs accounted for using the amortization method, the amortization is determined in proportion to, and over the period of, the estimated net servicing income and recorded in mortgage banking income in the consolidated statements of operations. These MSRs are evaluated quarterly for possible impairment. If the impairment evaluation indicates that the carrying amount of the servicing assets exceeds their fair value, the carrying amount is reduced by recording a charge to income in the amount of such excess and

First Reliance Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 1.   Summary of Significant Accounting Policies (continued)
establishing a valuation reserve allowance. When impairment is determined, a direct write-off of the carrying amount would be recorded.
Core deposit intangible:
As a result of a business combination, the Company may recognize an intangible asset representing the estimated value of core deposits assumed. The Company amortizes the intangible assets over their estimated useful lives. Core deposit intangibles are periodically reviewed for reasonableness and are evaluated for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable.
Goodwill:
Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination. Goodwill is not amortized but tested for impairment on an annual basis, or more often, if events or circumstances indicate there may be impairment. Goodwill impairment exists when a reporting unit’s carrying value of goodwill exceeds its implied fair value. Authoritative guidance governing the testing of indefinite lived intangible assets for impairment allows the option to first assess Goodwill by utilizing qualitative factors in determining if it is more likely than not that carrying value exceeds fair value. If, through this analysis, it is determined that it is more likely than not that carrying value exceeds fair value, then the next step requires estimation of the fair value of the reporting unit by quantitative assessment. If the fair value of the reporting unit exceeds it’s carrying value, no further testing is required. An impairment charge is recognized if the carrying value of the reporting unit’s goodwill exceeds its implied fair value. The Company has performed the annual impairment analysis as of December 31, 2025 and concluded no impairment exists.
Liabilities for representations and warranties:
The Company is exposed to certain liabilities under representations and warranties made to purchasers of mortgage loans and servicing rights that require indemnification or repurchase of loans. At the time it issues a guarantee, the Company assesses the need to recognize an initial liability for the fair value of obligations assumed under the guarantee.
If determined to be necessary based on the nature of the guarantee, the Company will establish a contingency reserve for its liabilities under representations and warranties provided to purchasers of its mortgage loans and servicing rights. This reserve is maintained at a level considered appropriate by management to provide for known and inherent losses. The reserve is based upon a continuing review of past loss experience, estimates and assumptions of risk elements and future economic conditions. Additions to the reserve are recorded in other expenses.
Management’s judgment about the adequacy of any reserve is based upon a number of assumptions about future events which it believes to be reasonable but which may or may not be accurate. There is no assurance that increases in the reserve will not be required in future periods. The Company may from time-to-time be required to repurchase mortgage loans previously sold to investors due to loan nonperformance. Based on management’s analysis of current representations and guarantees, the Company had a reserve of $15,000 and $0 at December 31, 2025 and December 31, 2024, respectively.
Derivatives and hedging:
At the inception of a derivative contract, the Company designates the derivative as one of the three types based on the Company’s intentions and belief as to likely effectiveness as a hedge. These three types

First Reliance Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 1.   Summary of Significant Accounting Policies (continued)
are (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value hedge”), (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow hedge”), or (3) an instrument with no hedging designation (“non-designated derivative”). For a fair value hedge, the gain or loss on the derivative, as well as the offsetting loss or gain on the hedged item attributable to he hedged risk, are recognized in current earnings as the fair values change. For a cash flow hedge, the gain or loss on the derivative is reported in other comprehensive income and is reclassified into earnings in the same periods during which the hedged transaction affects earnings. Changes in fair value of derivatives not designated are reported currently in earnings, as non-interest income.
Accrued settlements on derivatives that qualify for hedge accounting are recorded in interest income or interest expense, based on the item being hedged. Accrued settlements on derivatives not designated are reported in non-interest income. Cash flows on hedges are classified in the cash flow statement the same as the cash flows of the items being hedged.
The Company formally documents the relationship between derivatives and hedged items, as well as the risk-management objective and the strategy for undertaking hedge transactions at the inception of the hedging relationship. This documentation includes linking fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivative instruments that are designated are highly effective in offsetting changes in fair value or cash flows of the hedged items. The Company discontinues hedge accounting when it determines that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative is settled or terminates, a hedged forecasted transaction in no longer probable, a hedged firm commitment in no longer firm, or treatment of the derivative as a hedge is no longer appropriate or intended.
When hedge accounting is discontinued, subsequent changes in fair value of the derivative are recorded as non-interest income. When a fair value hedge is discontinued, the hedged asset or liability is no longer adjusted for changes in fair value and the existing basis adjustment is amortized or accreted over the remaining life of the asset or liability. When a cash flow hedge is discontinued but the hedged cash flows or forecasted transactions are still expected to occur, the gains or losses that were accumulated in other comprehensive income are amortized into earnings over the same periods which the hedged transactions will affect earnings.
The Company is exposed to losses if a counterparty fails to make its payments under a contract in which the Company is in the net receiving position. The Company anticipates that the counterparties will be able to fully satisfy their obligations under the agreements. All of the contracts to which the Company is a party settle monthly or quarterly. In addition, the Company obtains collateral above certain thresholds of the fair value of its derivatives for each dealer counterparty based upon their credit standing and the Company has netting agreements with the dealers with which it does business.
Revenue recognition:
In accordance with Topic 606, revenues are recognized when control of promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation.

First Reliance Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 1.   Summary of Significant Accounting Policies (continued)
The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of Topic 606, the Company assesses the goods or services that are promised within each contract, identifies those that contain performance obligations, and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.
Service Charges on Deposit Accounts:   The Bank earns fees from its deposit customers for account maintenance, transaction-based and overdraft services. Account maintenance fees consist primarily of account fees and analyzed account fees charged on deposit accounts on a monthly basis. The performance obligation is satisfied and the fees are recognized on a monthly basis as the service period is completed. Transaction-based fees on deposit accounts are charged to deposit customers for specific services provided to the customer, such as non-sufficient funds fees, overdraft fees, and wire fees. The performance obligation is completed as the transaction occurs and the fees are recognized at the time each specific service is provided to the customer.
Check Card Fee Income:   Included within other service charges, commissions and fees, check card fee income represents fees earned when a debit card issued by the Bank is used. The Bank earns interchange fees from debit cardholder transactions through the Mastercard payment network. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services provided to the cardholder. The performance obligation is satisfied and the fees are earned when the cost of the transaction is charged to the card. Certain expenses directly associated with the debit card are recorded on a net basis with the fee income.
Gains/Losses on OREO Sales:   Gains/losses on the sale of OREO are included in noninterest expense and are generally recognized when the performance obligation is complete. This is typically at delivery of control over the property to the buyer at the time of each real estate closing.
Income taxes:
Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are included in the consolidated financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled.
As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. In addition, deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Interest and penalties related to income tax matters are recognized in income tax expense.
The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement.
Advertising expense:
Advertising and public relations costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating

First Reliance Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 1.   Summary of Significant Accounting Policies (continued)
to direct mailing costs are expensed in the period in which the direct mailings are sent. Advertising and public relations costs were $516,318 and $403,828 for 2025 and 2024, respectively, and are recorded within marketing expense.
Retirement benefits:
A retirement savings plan is sponsored by the Company and provides retirement benefits to substantially all officers and employees who meet certain age and service requirements. The plan includes a “salary reduction” feature pursuant to Section 401(k) of the Internal Revenue Code. In 2004, the Company converted the 401(k) plan to a 404(c) plan.
The 404(c) plan changes investment alternatives to include the Company’s stock. Under the plan and present policies, participants are permitted to make contributions up to 15% of their annual compensation. At its discretion, the Company can make matching contributions up to 6% of the participants’ compensation.
The Company charged $388,542 and $360,023 to salaries and benefits expense for the retirement savings plan in 2025 and 2024, respectively. In addition, the Company made elective contributions to the employee stock ownership plan during 2025 and 2024 totaling $0 and $52,000, respectively, which is recorded within salaries and benefits expense.
During 2006, the Board of Directors approved a supplemental retirement plan for the directors and certain officers. These benefits are not qualified under the Internal Revenue Code and they are not funded. For 2025 and 2024, the supplemental retirement expense was $198,972 and $202,781. The current accrued but unfunded amount is $2,970,227 and $2,903,674 at December 31, 2025 and 2024, respectively. However, certain funding is provided informally and indirectly by bank owned life insurance policies. The cash surrender value of life insurance policies is recorded as a separate line item in the accompanying consolidated balance sheets at $19,029,429 and $18,608,410 at December 31, 2025 and 2024, respectively.
The Company has split-dollar life insurance arrangements with certain of its officers. At December 31, 2025 and 2024, the split-dollar liability relating to these arrangements totaled $523,598 and $494,509 respectively. For 2025 and 2024, the Company recognized net expenses of $29,089 and $29,089, respectively, related to these arrangements, which are recorded within salaries and benefits expense.
Stock-based compensation:
The Company can issue stock options, restricted stock, restricted stock units, and other stock-based awards to directors, officers and other key employees. The Company accounts for stock compensation in accordance with Accounting Standards Codification (“ASC”) Topics 718 and 505. Under those provisions, the Company has adopted a fair value-based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized on a straight-line basis over the service period, which is usually the vesting period, taking into account retirement eligibility. As a result, compensation expense relating to stock-based awards is reflected in net income as part of salaries and benefit expense in the consolidated statements of operations.
Significant Transaction — Branch Sale:
During the second quarter of 2025, the Company sold the two North Carolina locations to Carter Bank which is headquartered in Martinsville, Virginia. This sale resulted in a realized gain of $2,312,619, or 4.6%, on the non-time deposits assumed by Carter Bank, before expenses. Expenses directly related to the branches sold totaled $284 thousand in 2025. Total deposits, including time deposits, assumed by Carter Bank

First Reliance Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 1.   Summary of Significant Accounting Policies (continued)
were $55,958,509. No loans were acquired in this transaction by Carter Bank. Carter Bank acquired the fixed assets and cash on hand within the branch locations at net book value.
Common stock owned by the employee stock ownership plan (“ESOP”):
All shares held by the ESOP are treated as outstanding for purposes of computing earnings per share. Purchases and redemptions of the Company’s common stock by the ESOP are at estimated fair value as determined by market price of the shares. Dividends on shares held by the ESOP are charged to retained earnings. At December 31, 2025 and 2024, the ESOP owned 379,651 and 430,025 shares of the Company’s common stock with an estimated value of $4,654,517 and $4,123,936, respectively. All of these shares were allocated to participants.
Income per common share:
Basic income per common share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares that may be issued by the Company relate to outstanding stock options and similar share-based compensation instruments and are determined using the treasury stock method (see Note 20).
Statements of cash flows:
For purposes of reporting cash flows in the consolidated financial statements, the Company considers certain highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents include amounts due from banks and federal funds sold. Generally, federal funds are sold for one-day periods. Changes in the valuation account of securities available-for-sale, including the deferred tax effects, are considered noncash transactions for purposes of the statement of cash flows and are presented in detail in the notes to the consolidated financial statements.
Off-balance sheet financial instruments and unfunded commitments:
Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit issued to meet customer financing needs. The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for off-balance sheet loan commitments is represented by the contractual amount of those instruments. Such financial instruments are recorded when they are funded.
The Company records an allowance for credit losses on off-balance sheet credit exposures, unless the commitments to extend credit are unconditionally cancelable, through a charge to provision for credit losses in the Company’s income statements. The allowance for credit losses on off-balance sheet credit exposures is estimated by loan segment at each balance sheet date under the current expected credit loss model using the same methodologies as portfolio loans, taking into consideration the likelihood that funding will occur as well as any third-party guarantees. The allowance for credit losses on unfunded commitments is included as a separate line item on the Company’s consolidated balance sheets.
Comprehensive income:
The Company reports comprehensive income in accordance with ASC 220, “Comprehensive Income.” The standard requires that all items that are required to be reported under accounting standards as comprehensive income be reported in a consolidated financial statement that is displayed with the same

First Reliance Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 1.   Summary of Significant Accounting Policies (continued)
prominence as other consolidated financial statements. The disclosure requirements have been included in the Company’s consolidated statements of comprehensive income.
Segment Reporting:
The Company adopted Accounting Standards Update 2023-07 “Segment Reporting (Topic 280) — Improvement to Reportable Segment Disclosures” on January 1, 2024. The Company has determined that all of its banking divisions and subsidiaries meet the aggregation criteria of ASC 280, Segment Reporting, as its current operating model is structured whereby banking divisions and subsidiaries serve a similar base of primarily commercial clients utilizing a company-wide offering of similar products and services managed through similar processes and platforms that are collectively reviewed by the Company’s Chief Operating Decision Maker (“CODM”), the Senior Leadership Committee, which is comprised of the Chief Executive Officer, President, Chief Financial Officer, Chief Credit Officer, and other executive leadership and has been identified as the chief operating decision maker (“CODM”).
The CODM regularly assesses performance of the aggregated single operating and reporting segment and decides how to allocate resources based on net income calculated on the same basis as is net income reported in the Company’s consolidated statements of income and other comprehensive income. The CODM is also regularly provided with expense information at a level consistent with that disclosed in the Company’s consolidated statements of income and other comprehensive income.
Risks and uncertainties:
In the normal course of its business, the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different bases, than its interest-earning assets. Credit risk is the risk of default on the Company’s loan portfolio that results from borrower’s inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.
The Company is subject to the regulations of various governmental agencies (regulatory risk). These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators’ judgments based on information available to them at the time of their examination.
Note 2.   Investment Securities
The amortized cost and estimated fair values of securities available-for-sale were:
	Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses
December 31, 2025
U.S. Agency securities	$22,594,251	$112,059	$213,794	$22,492,516
Municipal securities	25,289,032	49,794	1,648,908	23,689,918
Mortgage-backed securities	98,146,005	1,297,988	5,527,660	93,916,333
Corporate bonds	23,150,853	586,855	527,562	23,210,146
Collateralized loan obligations	32,589,986	21,026	24,908	32,586,104
Total	$201,770,127	$2,067,722	$7,942,832	$195,895,017

First Reliance Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 2.   Investment Securities (continued)
	Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses
December 31, 2024
U.S. Agency securities	$18,716,485	$14,563	$598,283	$18,132,765
Municipal securities	31,643,280	—	3,449,178	28,194,102
Mortgage-backed securities	93,994,118	379,351	9,109,137	85,264,332
Corporate bonds	18,898,035	698,700	895,176	18,701,559
Collateralized loan obligations	25,512,609	40,191	—	25,552,800
Total	$188,764,527	$1,132,805	$14,051,774	$175,845,558
At December 31, 2025 and 2024, the Company had marketable equity securities totaling $148,427 and $137,172, respectively. The Company did not have any securities classified as held-to-maturity at December 31, 2025 and 2024.
The following is a summary of maturities of securities available-for-sale as of December 31, 2025. The amortized cost and fair values are based on the contractual maturity dates. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty. Mortgage- backed securities are presented as a separate line as paydowns are expected to occur before contractual maturity dates.
	Debt Securities Available-for-Sale
	Amortized Cost	Fair Value
Due after one year but within five years	$19,533,014	$18,775,130
Due after five years through ten years	50,088,089	49,500,299
Due after ten years	34,003,019	33,703,255
	103,624,122	101,978,684
Mortgage-backed securities	98,146,005	93,916,333
Total	$201,770,127	$195,895,017
The following tables show gross unrealized losses and fair value of securities available-for-sale, aggregated by investment category, and length of time that individual securities have been in a continuous realized loss position at December 31, 2025 and 2024.
	December 31, 2025		December 31, 2024
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Securities Available-for-Sale Less Than 12 Months
U.S. Agency securities	$—	$—	$12,872,226	$231,401
Municipal securities	3,626,828	145,943	1,658,156	115,228
Mortgage-backed securities	12,812,640	505,379	2,129,346	239,949
Corporate bonds	5,012,059	88,177	1,573,188	36,222
Collateralized loan obligations	13,652,364	24,908	—	—
Total	$35,103,891	$764,407	$18,232,916	$622,800

First Reliance Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 2.   Investment Securities (continued)
	December 31, 2025		December 31, 2024
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Securities Available-for-Sale Greater Than 12 Months
U.S. Agency securities	$11,090,970	$213,794	$3,982,834	$366,882
Municipal securities	15,278,433	1,502,965	26,535,946	3,333,950
Mortgage-backed securities	47,320,780	5,022,282	59,994,333	8,869,188
Corporate bonds	6,906,591	439,385	7,957,316	858,954
Collateralized loan obligations	—	—	—	—
Total	$80,596,774	$7,178,426	$98,470,429	$13,428,974
At December 31, 2025 and 2024, the Company had seventy-three and eighty-four, respectively, individual investments available-for-sale that were in an unrealized loss position. The Company does not intend to sell these securities in the near future and it is more likely than not that the Company will not be required to sell these securities before recovery of their amortized cost. The Company believes that, based on industry analyst reports and credit ratings, the unrealized losses were attributable to changes in market interest rates and were not attributable to deterioration in credit quality.
During 2025, the Company sold six securities. All six were municipal securities and five were sold at a realized loss that totaled $503,828 and one at a realized gain of $27,889. The total proceeds received were $8,066,937. During 2024, the Company sold three securities. One U.S. Agency security and two municipal securities with proceeds totaling $8,227,090. The U.S. Agency security had a realized gain of $92,540 and was more than offset by total realized losses on the two municipal securities of $400,638.
During 2025 and 2024, the Company recognized a gain of $11,255 and $8,655, respectively, within the consolidated statement of operations. This gain was related to the increase in the fair value of marketable equity securities.
At December 31, 2025 and 2024, investment securities with a par value of $74,811,979 and $44,574,784 and a fair market value of $70,182,461 and $39,540,891, respectively, were pledged as collateral for securities under agreements to repurchase and to secure public deposits.
Note 3.   Loans and Allowance for Credit Losses
Major classifications of loans receivable are summarized as follows at December 31:
	2025	2024
Real estate loans:
Construction	$34,336,069	$23,957,165
Residential	287,795,386	259,387,434
Nonresidential	378,026,605	384,268,452
Total real estate loans	700,158,060	667,613,051
Commercial and industrial	66,470,571	64,065,374
Consumer and other	13,306,298	22,059,993
Total loans	$779,934,929	$753,738,418

First Reliance Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 3.   Loans and Allowance for Credit Losses (continued)
Loans sold with limited recourse are 1-4 family residential mortgages originated by the Company and sold to various other financial institutions. These loans are sold with the agreement that a loan may be returned to the Company within 90 days of purchase, at any time in the event the Company fails to provide necessary documents related to the mortgages to the buyers, or if the Company makes false representations or warranties to the buyers. Loans sold under these agreements in 2025 and 2024 totaled $353,105,237 and $271,539,977, respectively. The Company uses the same credit policies in making loans held for sale as it does for “on-balance-sheet” instruments. Sales commitments are to sell loans at an agreed upon price and are generally funded within 60 days.
Credit Quality Indicators
Loans are categorized into risk categories based on relevant information about the ability of borrowers to service their debt, including, among other factors: current financial information, historical payment experience, credit documentation, public information, and current economic trends. The following definitions are utilized for risk ratings, which are consistent with the definitions used in supervisory guidance:
Watch — Loans classified as watch exhibit above average credit risk due to minor weaknesses and warrants closer scrutiny by management.
Special Mention — Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.
Substandard — Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.
Doubtful — Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.
Risk ratings are updated on an ongoing basis and are subject to change by continuous loan monitoring processes. Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans.

First Reliance Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 3.   Loans and Allowance for Credit Losses (continued)
The following table presents loan balances classified by credit quality indicators by year of origination and gross charge-offs as of December 31, 2025.
	Term Loans by Year of Origination
	2025	2024	2023	2022	2021	Prior	Revolving	Total
Commercial and Industrial:
Pass	$20,687,620	$21,266,564	$3,119,854	$5,863,021	$2,051,031	$2,542,190	$8,649,464	$64,179,744
Watch	—	138,889	530,495	769,836	140,932	241,137	291,005	2,112,294
Special Mention	—	—	52,716	10,952	7,263	—	23,020	93,951
Substandard	—	—	—	31,474	—	—	53,108	84,582
Total	20,687,620	21,405,453	3,703,065	6,675,283	2,199,226	2,783,327	9,016,597	66,470,571
Current-period gross charge-offs	—	—	2,266	7,310	—	—	252,169	261,745
Construction:
Pass	19,358,590	5,578,443	1,279,557	3,090,331	2,062,364	1,740,040	193,742	33,303,067
Watch	—	—	—	—	—	127,963	—	127,963
Special Mention	—	—	—	—	354,699	550,340	—	905,039
Substandard	—	—	—	—	—	—	—	—
Total	19,358,590	5,578,443	1,279,557	3,090,331	2,417,063	2,418,343	193,742	34,336,069
Current-period gross charge-offs	—	—	—	—	—	—	—	—
Consumer and Other:
Pass	2,066,095	2,704,811	1,525,621	1,761,240	3,540,386	1,005,476	391,144	12,994,773
Watch	37,450	15,908	—	23,180	129,638	14,047	7,745	227,968
Special Mention	—	—	—	—	—	—	2,325	2,325
Substandard	—	—	—	—	80,261	885	86	81,232
Total	2,103,545	2,720,719	1,525,621	1,784,420	3,750,285	1,020,408	401,300	13,306,298
Current-period gross charge-offs	—	2,911	10,652	10,936	13,586	29,637	2,103	69,825
Nonresidential
Real Estate:
Pass	37,423,031	46,179,521	43,667,823	82,752,045	80,973,100	54,281,549	9,926,834	355,203,903
Watch	—	723,223	—	1,713,163	5,163,575	10,128,074	1,966,385	19,694,420
Special Mention	—	355,451	—	—	552,589	641,176	—	1,549,216
Substandard	—	—	—	—	1,409,864	169,202	—	1,579,066
Total	37,423,031	47,258,195	43,667,823	84,465,208	88,099,128	65,220,001	11,893,219	378,026,605
Current-period gross charge-offs	—	—	—	—	—	—	—	—
Residential Real Estate:
Pass	54,112,340	46,599,233	41,290,509	44,193,027	23,498,571	26,786,377	50,294,523	286,774,580
Watch	84,664	48,857	117,920	—	72,415	81,476	398,572	803,904
Special Mention	—	—	138,057	—	—	15,380	—	153,437
Substandard	—	—	—	—	—	—	63,465	63,465
Total	54,197,004	46,648,090	41,546,486	44,193,027	23,570,986	26,883,233	50,756,560	287,795,386
Current-period gross charge-offs	—	—	—	—	—	—	—	—

First Reliance Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 3.   Loans and Allowance for Credit Losses (continued)
The following table presents loan balances classified by credit quality indicators by year of origination and gross charge-offs as of December 31, 2024.
	Term Loans by Year of Origination
	2024	2023	2022	2021	2020	Prior	Revolving	Total
Commercial and Industrial:
Pass	$25,666,162	$5,151,066	$10,693,415	$3,600,538	$888,175	$3,968,578	$12,445,287	$62,413,221
Watch		60,695	173,677	51,981	37,098	337,527	292,489	953,467
Special Mention	—	4,847	—	—	—	—	197,623	202,470
Substandard	26,910	72,516	70,336	44,066	—	—	282,388	496,216
Total	25,693,072	5,289,124	10,937,428	3,696,585	925,273	4,306,105	13,217,787	64,065,374
Current-period gross charge-offs	—	69,605	182,368	—	791	—	—	252,764
Construction:
Pass	10,046,300	3,853,405	4,143,704	2,697,367	115,293	2,037,111	406,577	23,299,757
Watch	—	—	—	—	—	—	—	—
Special Mention	—	—	—	—	—	591,159	—	591,159
Substandard	—	—	—	—	—	66,249	—	66,249
Total	10,046,300	3,853,405	4,143,704	2,697,367	115,293	2,694,519	406,577	23,957,165
Current-period gross charge-offs	—	—	—	—	—	—	—	—
Consumer and Other:
Pass	3,453,647	2,635,873	3,926,898	7,642,947	2,252,888	976,064	699,089	21,587,406
Watch	20,802	64,358	792	247,905	38,923	—	10,895	383,675
Special Mention	5,617	—	—	—	—	4,641	—	10,258
Substandard	—	—	—	72,970	—	5,552	132	78,654
Total	3,480,066	2,700,231	3,927,690	7,963,822	2,291,811	986,257	710,116	22,059,993
Current-period gross charge-offs	—	8,652	21,697	70,544	5,382	14,837	8,429	129,541
Nonresidential
Real Estate:
Pass	51,465,519	46,270,849	95,213,468	88,836,487	26,754,765	49,522,700	6,918,555	364,982,343
Watch	286,792	899,892	177,730	6,423,679	7,397,436	2,955,869	963,465	19,104,863
Special Mention	—	—	—	—	—	126,149	—	126,149
Substandard	—	—	—	—	—	55,097	—	55,097
Total	51,752,311	47,170,741	95,391,198	95,260,166	34,152,201	52,659,815	7,882,020	384,268,452
Current-period gross charge-offs	—	—	—	—	—	—	—	—
Residential Real Estate:
Pass	57,226,266	52,920,547	48,447,106	29,244,284	16,021,754	15,976,333	37,955,714	257,792,004
Watch	51,702	123,251	—	39,906	—	131,735	387,945	734,539
Special Mention	—	143,388	—	—	—	—	—	143,388
Substandard	—	—	—	—	—	646,424	71,079	717,503
Total	57,277,968	53,187,186	48,447,106	29,284,190	16,021,754	16,754,492	38,414,739	259,387,434
Current-period gross charge-offs	—	—	—	—	—	5,000	—	5,000

First Reliance Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 3.   Loans and Allowance for Credit Losses (continued)
The following is an analysis of the allowance for credit losses by class of loans for the years ended December 31, 2025 and 2024:
	December 31, 2025
		Real Estate Loans			Total Real Estate Loans	Commercial and Industrial	Consumer and Other
	Total	Construction	Residential	Non- Residential
Beginning balance	$8,434,000	$339,891	$3,165,512	$3,707,907	$7,213,310	$973,353	$247,337
Provisions	567,058	83,719	471,231	(193,566)	361,384	267,834	(62,160)
Recoveries	157,077	6,500	33,119	—	39,619	79,702	37,756
Charge-offs	(331,570)	—	—	—	—	(261,745)	(69,825)
Ending balance	$8,826,565	$430,110	$3,669,862	$3,514,341	$7,614,313	$1,059,144	$153,108
	December 31, 2024
	Total	Real Estate Loans			Total Real Estate Loans	Commercial and Industrial	Consumer and Other
		Construction	Residential	Non- Residential
Beginning balance	$8,393,494	$428,232	$2,858,732	$3,913,916	$7,200,880	$786,734	$405,879
Provisions	299,334	(94,341)	238,549	(206,010)	(61,802)	418,477	(57,341)
Recoveries	128,478	6,000	73,232	—	79,232	20,906	28,340
Charge-offs	(387,305)	—	(5,000)	—	(5,000)	(252,764)	(129,541)
Ending balance	$8,434,000	$339,891	$3,165,513	$3,707,906	$7,213,310	$973,353	$247,337
The following is an aging analysis (Days Past Due) of the Company’s loan portfolio at December 31, 2025:
	30 – 59 Days Past Due	60 – 89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans Receivable	Past Due >90 Days and Accruing
Real estate loans
Construction	$—	$354,925	$—	$354,925	$33,981,144	$34,336,069	$—
Residential	134,615	—	744,229	878,844	286,916,542	287,795,386	744,229
Nonresidential	120,212	—	1,410,249	1,530,461	376,496,144	378,026,605	—
Total real estate loans	254,827	354,925	2,154,478	2,764,230	697,393,830	700,158,060	744,229
Commercial and industrial	9,629	—	—	9,629	66,460,942	66,470,571	—
Consumer and other	13,518	14,045	109	27,672	13,278,626	13,306,298	—
Total	$277,974	$368,970	$2,154,587	$2,801,531	$777,133,398	$779,934,929	$744,229

First Reliance Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 3.   Loans and Allowance for Credit Losses (continued)
The following is an aging analysis (Days Past Due) of the Company’s loan portfolio at December 31, 2024:
	30 – 59 Days Past Due	60 – 89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans Receivable	Past Due >90 Days and Accruing
Real estate loans
Construction	$—	$—	$66,261	$66,261	$23,890,904	$23,957,165	$—
Residential	—	—	646,424	646,424	258,741,010	259,387,434	—
Nonresidential	—	—	—	—	384,268,452	384,268,452	—
Total real estate loans	—	—	712,685	712,685	666,900,366	667,613,051	—
Commercial and industrial	37,852	249,992	—	287,844	63,777,530	64,065,374	—
Consumer and other	19,088	10,520	—	29,608	22,030,385	22,059,993	—
Total	$56,940	$260,512	$712,685	$1,030,137	$752,708,281	$753,738,418	$—
The following is an analysis of the Company’s nonaccrual loan portfolio recorded at December 31, 2025 and 2024:
	December 31, 2025
	Nonaccrual Loans with No Allowance	Nonaccrual Loans with an Allowance	Total Nonaccrual Loans
Real estate loans
Residential	$35,631	$—	$35,631
Nonresidential	1,572,490	—	1,572,490
Total real estate loans	1,608,121	—	1,608,121
Commercial and industrial	31,494	—	31,494
Consumer and other	71,192	—	71,192
Total	$1,710,807	$—	$1,710,807
	December 31, 2024
	Nonaccrual Loans with No Allowance	Nonaccrual Loans with an Allowance	Total Nonaccrual Loans
Real estate loans
Residential	$754,971	$—	$754,971
Nonresidential	43,577	—	43,577
Total real estate loans	798,548	—	798,548
Commercial and industrial	77,533	249,992	327,525
Consumer and other	63,953	—	63,953
Total	$940,034	$249,992	$1,190,026
The Company recognized $34,920 and $44,399 of interest income on nonaccrual loans during the years ended December 31, 2025 and 2024, respectively.

First Reliance Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 3.   Loans and Allowance for Credit Losses (continued)
Modifications Made to Borrowers Experiencing Financial Difficulty
The allowance for credit losses incorporates an estimate of lifetime expected credit losses and is recorded on each asset upon asset origination or acquisition. The starting point for the estimate of the allowance for credit losses is historical loss information, which includes losses from modifications of receivables to borrowers experiencing financial difficulty. The Company uses a probability of default/loss given default model to determine the allowance for credit losses. An assessment of whether a borrower is experiencing financial difficulty is made on the date of a modification.
Because the effect of most modifications made to borrowers experiencing financial difficulty is already included in the allowance for credit losses because of the measurement methodologies used to estimate the allowance, a change to the allowance for credit losses is generally not recorded upon modification. Occasionally, the Company modifies loans by providing principal forgiveness, extension of maturity date, or interest rate reduction. When principal forgiveness is provided, the amortized cost basis of the asset is written off against the allowance for credit losses, since it is deemed uncollectible.
In some cases, the Company will modify a certain loan by providing multiple types of concessions. Typically, one type of concession, such as a term extension, is granted initially. If the borrower continues to experience financial difficulty, another concession, such as principal forgiveness or rate reduction, may be granted.
The Company had a total of 3 loans with modifications made to the borrower during the 12 months ended December 31, 2025. Two loans had term extensions and 1 loan with extended interest only period. The outstanding balance of these loan modifications totaled $372,744, or 0.05% of total loans outstanding. The composition includes: (1) 1 owner-occupied real estate loan with an outstanding balance of $342,496 or 0.04% of total loans outstanding; and (2) 2 commercial and industrial loans with an outstanding balance of $30,248 or 0.00% of total loans outstanding.
The Company had a total of 3 loans with modifications made to the borrower during the 12 months ended December 31, 2024. Two loans had term extensions and 1 loan with principal forgiveness. The outstanding balance of these loan modifications totaled $162,379, or 0.02% of total loans outstanding. The composition includes: (1) 1 residential real estate loan with an outstanding balance of $51,711 or 0.01% of total loans outstanding; (2) 1 consumer loans with an outstanding balance of $18,945 or 0.00% of total loans outstanding, and (3) 1 commercial and industrial loans with an outstanding balance of $91,723 or 0.01% of total loans outstanding.
Unfunded Commitments and related allowance for credit losses
The Company enters into financial instruments with “off balance-sheet” risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit and standby letters of credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. A commitment involves, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The Company’s exposure to credit loss in the event of nonperformance by the other parties to the instrument is represented by the contractual notional amount of the instrument. The Company uses the same credit policies in making commitments to extend credit as it does for “on balance-sheet” instruments (loans). Letters of credit are conditional commitments issued to guarantee a customer’s performance to a third party and have essentially the same credit risk as other lending facilities.
Collateral held for commitments to extend credit and standby letters of credit varies but may include accounts receivable, inventory, property plant and equipment, and income-producing commercial properties.

First Reliance Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 3.   Loans and Allowance for Credit Losses (continued)
The Company maintains an allowance for off-balance sheet credit exposures such as unfunded balances for existing lines of credit, commitments to extend future credit, as well as both standby and commercial letters of credit when there is a contractual obligation to extend credit and when this extension of credit is not unconditionally cancellable (i.e., the commitment cannot be canceled at any time). The allowance for off-balance sheet credit exposures is adjusted as a provision for credit loss expense or (release). The estimate includes consideration of the likelihood that funding will occur, which is based on a historical funding study derived from internal information, and an estimate of expected credit losses on commitments expected to be funded over its estimated life, which are the same loss rates that are used in computing the allowance for credit losses on loans and are discussed in Note 1. The allowance for credit losses for unfunded loan commitments of $822,000 and $428,000 at December 31, 2025 and 2024, is separately classified on the balance sheet within Other Liabilities.
The total unfunded commitments (loans) at December 31, 2025 and 2024 were $143,784,274 and $120,835,123, respectively. The following table presents the balance and activity in the allowance for credit losses for unfunded loan commitments for the year ended December 31, 2025 and 2024.
Total Allowance for Credit Losses – Unfunded Commitments
Balance, December 31, 2024	$428,000
Provision for credit losses – unfunded commitments for	394,000
Balance, December 31, 2025	$822,000
Balance, December 31, 2023	$407,487
Provision for credit losses – unfunded commitments for	20,513
Balance, December 31, 2024	$428,000
Note 4.   Premises, Furniture and Equipment
Premises, furniture and equipment consisted of the following for the years ended December 31:
	2025	2024
Land	$7,977,700	$8,332,700
Buildings	17,008,390	17,113,065
Leasehold improvements	2,083,133	2,249,098
Furniture and equipment	12,002,542	11,967,760
Construction in progress	5,015,127	833,991
Total	44,086,892	40,496,614
Less, accumulated depreciation	(19,738,628)	(19,143,821)
Premises and equipment, net	$24,348,264	$21,352,793
Depreciation expense for the years ended December 31, 2025 and 2024 amounted to $1,091,648 and $1,166,807, respectively. In December of 2025, the Company sold a building that was being rented to a tenant and the related land in Florence, which resulted in a gain of $381,757, and wrote down an unrelated parcel of land by $200,000 in the first quarter of 2025. In 2024, the Company wrote down a parcel of land by $300,000 to the appraised value less cost to sell.

First Reliance Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 4.   Premises, Furniture and Equipment (continued)
At December 31, 2025 and 2024, construction in progress consists primarily of architect fees and site work for potential new branches. As of December 31, 2024, the Company had committed to build a new branch location in Myrtle Beach, South Carolina. This new branch location was completed in December 2025. Depreciation began in January 2026.
Note 5.   Other Real Estate Owned
The Company did not sell any other real estate owned during 2025 or 2024 nor foreclose on any real property during either year.
Note 6.   Mortgage Servicing Rights
The Company retains the right to service the residential mortgage loans that it sells to the Federal National Mortgage Association (“FNMA”) and Freddie Mac (“FHLMC”) and recognizes those rights as an asset on the consolidated balance sheets.
The Company’s servicing assets are initially measured at fair value and are subsequently measured using either the fair value method or the amortization method, depending on the asset class, which has been determined to be vintage (or loan origination) year. Vintage year classes prior to 2020 are measured using the fair value method while subsequent vintage year classes are measured using the amortization method. MSRs accounted for under the amortization method are subsequently accounted for at lower of cost or fair value, net of accumulated amortization, which is recorded in proportion to, and over the period of, net servicing income. Any changes in fair value during the period for MSRs carried under the fair value method, as well as amortization and impairment of MSRs under the amortization method, are recorded in mortgage banking income in the consolidated statements of operations.
The following table presents the activity for MSRs accounted for using the amortization method for the years ended December 31, 2025 and 2024:
	2025	2024
Balances, beginning of year	$9,220,260	$7,272,550
Amount capitalized	3,200,319	3,035,909
Amount amortized	(1,307,574)	(1,088,199)
Balances, end of year	$11,113,005	$9,220,260
The following table presents the activity for MSRs accounted for using the fair value method for the years ended December 31, 2025 and 2024:
	2025	2024
Balances, beginning of year	$4,190,002	$4,365,624
Changes in fair value(1)	(188,124)	241,398
Changes in unpaid principal balance(2)	(459,310)	(417,020)
Balances, end of year	$3,542,568	$4,190,002

(1)
Represents changes in value primarily due to market driven changes in interest rates and prepayment speeds.

(2)
Represents changes in value of the MSRs due to i) passage of time, including the impact from both regularly scheduled loan principal payments and partial paydowns, and ii) loans that paid off fully during the period.

First Reliance Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 6.   Mortgage Servicing Rights (continued)
The fair value of MSRs is highly sensitive to changes in assumptions and fair value is determined by estimating the present value of the asset’s future cash flows utilizing market-based prepayment rates, discount rates and other assumptions validated through comparison to trade information, industry surveys, and with the use of independent third-party appraisals. Changes in prepayment speed assumptions have the most significant impact on the fair value of MSRs. Generally, as interest rates decline, mortgage loan prepayments accelerate due to increased refinance activity, which results in a decrease in the fair value of the MSRs. Conversely, as interest rates increase, generally, the MSRs fair value will increase. Measurement of fair value is limited to the conditions that exist and the assumptions utilized as of a particular point in time, and those assumptions may not be appropriate if they are applied at a different time.
At December 31, 2025 and 2024, the aggregate amount of loans serviced by the Company for the benefit of others totaled $1.2 billion and $1.1 billion respectively.
The characteristics and sensitivity analysis of the MSRs are included in the following table as of December 31, 2025 and 2024.
	2025	2024
Composition of residential loans serviced for others Fixed-rate mortgage loans	99%	98%
Weighted average expected life	7.3 years	7.9 years
Constant prepayment rate (“CPR”)	8.79%	7.83%
Weighted average discount rate	8.52%	8.52%
Note 7.   Derivative Financial Instruments
The non-designated derivative positions of the Company for the years ended December 31, 2025 and 2024 are reported as other assets or other liabilities, net, and are as follows:
	2025		2024
	Fair value	Notional value	Fair value	Notional value
Derivative assets (liabilities):
Mortgage loan interest rate lock commitments	$366,622	$25,805,207	$169,636	$21,456,768
Mortgage loan forward sales commitments	(32,305)	12,000,000	82,656	11,000,000
The Company uses derivatives primarily to minimize interest rate risk related to its pipeline of loan interest rate lock commitments issued on residential mortgage loans in the process of origination for sale or loans held for sale. The Company’s derivative positions are classified as trading assets or liabilities, net, and as such, the changes in the fair market value of the derivative positions are recognized in the consolidated statements of operations within mortgage banking income.

First Reliance Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 7.   Derivative Financial Instruments (continued)
The Company did not have any fair value hedges outstanding at December 31, 2024, and had one fair value hedge at December 31, 2025. The following table presents the gross notional amount and estimated fair value of the one fair value hedge and related derivative instruments as of December 31, 2025:
	Notional Amount	Fair Value
		Assets	Liabilities
December 31, 2025
Fair Value Hedge:
Interest rate contracts:
Pay fixed, receive variable – loans	$50,000,000	$139,806	$150,202
Total derivatives	$50,000,000	$139,806	$150,202
The above derivative is under a master netting arrangement, and has a two-term, maturing August 1, 2027. However, as of December 31, 2024, there were no other outstanding derivative contracts. The fair value of the hedged item is recorded in loans and the derivative item is recorded in other liabilities in the statement of financial condition.
The following represents the carrying value of the hedged item (loans) in fair value hedging relationship:
	Hedged Asset Basis	Hedge Basis Adjustment
		Designated	Discontinued
December 31, 2025
Fair Value Hedge:
Interest rate contracts:
Commercial real estate loans	$243,773,000	$139,806	$—
Total	$243,773,000	$139,806	$—
One fair value hedge originated in 2023 was terminated in April 2024, resulting in a $592,000 discount which is being amortized into loan interest income over three years (the estimated remaining term of the loans). The remaining discount at December 31, 2025 and 2024 was $149,480 and $370,000, respectively, and was recorded as an adjustment to the loan carrying value.
During the year ended December 31, 2025, there was $126,503 of income recorded on interest settlements. Changes in the fair value of the hedged item of $139,806 was offset by changes in the fair value of the swap derivative of $150,202. The residual was a result of the hedge ineffectiveness and recorded as an offset to interest income on the consolidated statements of operations.
No portion of the change in fair value of derivatives designated as hedges was excluded from the effectiveness testing. No hedges were terminated during the year ended December 31, 2025.
Note 8.   Core Deposit Intangible
The following table presents information about our intangible assets as of December 31:
	2025		2024
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Core deposit intangibles	$880,000	$877,437	$880,000	$853,861

First Reliance Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 8.   Core Deposit Intangible (continued)
Based on the core deposit intangibles as of December 31, 2025, the following table presents the aggregate amortization expense for each of the succeeding years ending December 31:
Amount
2026	$2,563
Total	$2,563
Amortization expense of $23,576 and $48,177 related to the core deposit intangibles was recognized in 2025 and 2024, respectively, and was recorded within other noninterest expense.
Note 9.   Deposits
At December 31, 2025, the scheduled maturities of time deposits were as follows:
Amount
Maturing In:
2026	$127,005,325
2027	15,477,440
2028	786,138
2029	566,712
2030	257,557
Total	$144,093,172
Included in total time deposits at December 31, 2025 and 2024, respectively, were brokered time deposits of $46,959,000 and $44,784,993. Total deposits that exceed the FDIC insurance limit of $250,000 totaled $442,588,545 and $420,306,944 for the years ended December 31, 2025 and 2024, respectively.
Note 10.   Securities Sold Under Agreements to Repurchase
Securities sold under agreements to repurchase generally mature on a one to thirty-day basis. Under the terms of the repurchase agreement, the Company sells an interest in securities issued by United States Government agencies and agrees to repurchase the same securities the following business day. During 2025, there no securities sold under agreements to repurchase. Information concerning securities sold under agreements to repurchase is summarized as follows at December 31:
	2025	2024
Balance at December 31	$—	$—
Maximum month-end balance during the year	—	285,992
Average balance during the year	—	31,270
Average interest rate at the end of the year	0.00%	0.00%
Average interest rate during the year	0.00%	0.10%

First Reliance Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 11.   Federal Home Loan Bank Advances
Federal Home Loan Bank advances consisted of the following at December 31:
	Interest Rate	2025	2024
Fixed rate
December 31	3.77%	$20,000,000	$—
		$20,000,000	$—
The maturity of these advances were 30 days or less. At December 31, 2025 and 2024, the Company has pledged certain loans totaling $243,175,058 and $210,949,990, respectively, as collateral to secure its borrowings from the FHLB. Additionally, the Company’s FHLB stock is pledged to secure the borrowings.
Note 12.   Junior Subordinated Debentures
On June 30, 2005, the Trust (a non-consolidated subsidiary) issued $10,000,000 in trust preferred securities (callable without penalty) with a maturity of November 23, 2035. Interest on these securities is payable quarterly at three-month Chicago Mercantile Exchange (CME) Term SOFR plus a spread adjustment plus 1.83%. In accordance with generally accepted accounting principles, the Trust has not been consolidated in these financial statements. The Company received from the trust the $10,000,000 proceeds from the issuance of the securities and the $310,000 initial proceeds from the capital investment in the Trust, and accordingly has shown the funds due to the trust as $10,310,000 junior subordinated debentures. Current regulations allow the entire amount of junior subordinated debentures to be included in the calculation of regulatory capital. As of December 31, 2025 and 2024, the Company had accrued and unpaid interest totaling $52,430 and $57,655, respectively.
Note 13.   Borrowings
On June 2, 2020, the Company entered into subordinated debt agreements with eight financial institutions totaling $5,500,000. The debt initially bears interest at a fixed rate of 5.875% per annum until June 1, 2025 and then variable at three-month SOFR (“Secured Overnight Financing Rate”) plus 5.51%, payable quarterly with principal and unpaid interest due at maturity, June 1, 2030. In January 2025, $0.5 million of this debt was retired early, and in June of 2025, the remaining debt of $5.0 million was called by the Company and retired.
On September 22, 2021, the Company entered into subordinated debt agreements with eleven financial institutions totaling $10,000,000. The debt initially bears interest at a fixed rate of 3.375% per annum until October 1, 2026 and then variable at three-month SOFR plus 2.45%, payable quarterly with principal and unpaid interest due at maturity, October 1, 2031. In January of 2025, $0.5 million of this debt was retired early resulting in $9.5 million remaining outstanding at December 31, 2025 with ten financial institutions. The Company recorded $158,732 in debt issuance costs associated with the subordinated debt, which is recorded net within subordinated debentures and will be amortized over five years. At December 31, 2025, remaining debt issuance costs to be amortized totaled $23,369.
Subordinated debt of $1.0 million ($0.5 million from each issuance described above) was retired in January 2025 which resulted in a gain from the early extinguishment of debt of $140,000 and was recorded as a separate line item in the income statement.
At December 31, 2025 and 2024, the Company had accrued and unpaid interest totaling $45,858 and $77,859, respectively, on its subordinated debt.

First Reliance Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 14.   Shareholders’ Equity
Common Stock — The following is a summary of the changes in common stock outstanding for the years ended December 31, 2025 and 2024.
	2025	2024
Common shares outstanding at beginning of the period	8,032,701	8,139,077
Conversion of Series D preferred stock to common stock	1,000	—
Purchase of treasury stock	(241,335)	(97,765)
Restricted stock issued	43,557	26,189
Additional shares granted	—	2,200
Forfeiture of restricted shares	(4,000)	(37,000)
Common shares outstanding at end of the period	7,831,923	8,032,701
Preferred Stock — The Company’s Articles of Incorporation authorizes the issuance of a class of 10,000,000 shares of preferred stock, having no par value. Subject to certain conditions, the Company’s Board of Directors is authorized to issue preferred stock without shareholder approval. Under the Articles of Incorporation, the Board of Directors is authorized to determine the terms of one or more series of preferred stock, including the preferences, rights, and limitations of each series.
The Company’s Series D Preferred Stock (“Series D Shares”) is a fixed rate non-cumulative perpetual preferred stock, created July 16, 2015, with the authorized issuance of 70,000 shares. The Series D shares were created for the purpose of converting Common Stockholders with 200 shares or less to Series D Shares. The Series D Shares have no voting rights, and in the event dividends are declared on Common Stock, will be entitled to 4% more than those paid on the Common Stock. Series D Shares will, with respect to ranking to include but not limited to dividends and rights upon liquidation, be senior to all Common Stock.
Restrictions on Shareholders’ Equity — South Carolina banking regulations restrict the amount of dividends that can be paid to shareholders. All of the Bank’s dividends to the Company are payable only from the undivided profits of the Bank. At December 31, 2025, the Bank had undivided profits of $56,048,969. The Bank is authorized to dividend 100% of net income in any calendar year without obtaining the prior approval of the South Carolina Commissioner of Banks provided that the Bank received a composite CAMELS rating of one or two at the last Federal or State regulatory examination. In addition, under Federal Reserve regulations, the amounts of loans or advances from the Bank to the parent company are restricted.
Note 15.   Income Taxes
As described in Note 1 — Summary of Significant Accounting Policies, the Company adopted ASU 2023-09, prospectively on January 1, 2025.
Income tax provision for the years ended December 31, 2025 and 2024 is summarized as follows:
	2025	2024
Provision
Current income tax expense (benefit)
Federal	$3,088,824	$1,611,705
State	126,505	324,895
Total current	3,215,329	1,936,600

First Reliance Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 15.   Income Taxes (continued)
	2025	2024
Deferred income tax expense (benefit)
Federal	(133,602)	(199,461)
State	15,119	(73,307)
Total deferred	(118,483)	(272,768)
Change in valuation allowance	(15,119)	73,307
Total income tax expense	$3,081,727	$1,737,139

The Company does not have income from foreign sources and therefore does not have any foreign income tax.
The components of deferred tax assets and deferred tax liabilities as of December 31, are as follows:
	2025	2024
Deferred tax assets:
Allowance for credit losses	$1,876,997	$1,711,819
Net operating losses	3,918,320	3,974,670
Non-accrual interest	11,293	11,277
Deferred compensation	1,074,850	955,554
Purchase accounting on acquisition	41,462	32,973
Leases	136,162	169,687
Unrealized losses on securities available-for-sale	1,439,402	3,165,148
Other	241,603	322,521
Gross deferred tax assets	8,740,089	10,343,649
Less, valuation allowance	(967,636)	(982,755)
Net deferred tax assets	7,772,453	9,360,894
Deferred tax liabilities:
Prepaid expenses	94,030	63,940
Accumulated depreciation	264,899	221,865
Mark to market adjustments	814,146	932,881
Deferred loan origination costs	482,615	433,301
Total gross deferred tax liabilities	1,655,690	1,651,987
Net deferred tax assets recognized	$6,116,763	$7,708,907
Deferred tax assets represent the future tax benefit of deductible differences and, if it is more likely than not that a tax asset will not be realized, a valuation allowance is required to reduce the net deferred tax assets to net realizable value. As of December 31, 2025, management has determined that it is “more likely than not” that the majority of the deferred tax asset from continuing operations will be realized. In 2025, the balance in the valuation allowance decreased by $15,119. The remaining valuation allowance relates to the parent company’s state operating loss carryforwards for which realizability is uncertain.
The Company has federal net operating loss carryforwards of $14,129,559 and $14,342,254 for the years ended December 31, 2025 and 2024, respectively. Net operating losses of $3,130,655 expire at various times from 2029-2037, with the remainder having no expiration date. The Company’s ability to benefit

First Reliance Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 15.   Income Taxes (continued)
from the use of net operating loss carryforwards of $14,129,559 is limited annually under Section 382 of the Internal Revenue Code. The Company has state net operating losses of $24,078,816 and $24,374,619 for the years ended December 31, 2025 and 2024, respectively. State net operating loss carryforwards of $8,989,738 expire at various times from 2026 – 2037, with the remainder having no expiration date.
A reconciliation between the income tax expense and the amount computed by applying the federal statutory rate of 21% to income before income taxes for the years ended December 31, 2025 and 2024 follows:
	2025	2024
Tax expense at U.S. statutory rate	$2,937,506	$1,608,591
State income tax expense, net of federal income tax benefit	111,883	198,755
Nontaxable or nondeductible items:
Tax-exempt interest income	(8,883)	(8,883)
Disallowed interest expense	268	2,562
Life insurance surrender value	(88,414)	(87,679)
Excess tax benefit of stock-based compensation	(25,309)	(7,228)
Change in valuation allowance	(15,119)	73,307
Other, net	169,795	(42,286)
Total	$3,081,727	$1,737,139
The Company operates in various states, however, the majority of state income tax expense is accrued for and paid to South Carolina. For the year ended December 31, 2025, the Company paid federal income taxes, net of refunds, totaling $3,000,000 and state income taxes, net of refunds totaling $209,000 ($170,000 to South Carolina and $39,000 to other states) that totals $3,209,000. The Company had analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions. Tax returns for 2022 and subsequent years are subject to review by taxing authorities.
Note 16.   Related Party Transactions
Certain parties (principally certain directors and executive officers of the Company, their immediate families and business interests) are loan customers of the Company. In compliance with relevant law and regulations, the Company’s related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to the lender and do not involve more than the normal risk of collectability. As of December 31, 2025 and 2024, the Company had related party loans totaling $79,785 and $251,868, respectively. Below is a table reflecting the loan activity during 2025 and 2024:
	2025	2024
Beginning balance	$251,868	$150,716
Paid off loans	(80,679)	(96,683)
New loans originated	32,584	200,679
Paid down loans	(123,988)	(2,844)
Ending balance	$79,785	$251,868
Deposits from directors and executive officers and their related interests totaled $4,821,897 and $5,824,574 at December 31, 2025 and 2024, respectively.

First Reliance Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 17.   Commitments and Contingencies
In the ordinary course of business, the Company may, from time to time, become a party to legal claims and disputes. At December 31, 2025, management and legal counsel are not aware of any pending or threatened litigation or unasserted claims or assessments that could result in losses, if any, that would be material to the consolidated financial statements.
Note 18.   Leases, right of use assets and lease liabilities
The Company has operating leases on eight of its facilities that are accounted for under ASC 842. The Company had operating right-of-use assets of $3,676,602 and $4,160,392 as of December 31, 2025 and 2024, respectively. The Company had lease liabilities of $4,324,991 and $4,968,426 as of December 31, 2025 and 2024, respectively.
Rental expense under the leases for the years ended December 31, 2025 and 2024 was $696,209 and $982,555, respectively, and was recorded within occupancy and equipment expense in the consolidated statements of operations. In addition, the Company wrote off the “right of use” asset associated with two leases in 2024 which totaled $538,274.
The weighted average remaining lease term as of December 31, 2025 was 8.64 years and the weighted average discount rate used was 2.85%. The following table shows future undiscounted lease payments for operating leases with initial terms of one year or more as of December 31, 2025:
2026	$674,042
2027	708,259
2028	612,902
2029	371,597
2030	374,930
Thereafter	1,853,357
Total undiscounted lease payments	4,595,087
Less effect of discounting	(270,096)
Present value of estimate lease payments (lease liability)	$4,324,991
Note 19.   Equity Incentive Plan
During 2021, shareholders of the Company approved the 2021 Equity Incentive Plan (the “2021 Plan”) under which an aggregate of 600,000 shares of common stock have been reserved for issuance as stock-based awards, including stock options, restricted stock, restricted stock units, and other stock-based awards. The maximum aggregate shares subject to options is restricted to 80,000 in any calendar year to any one participant. Options may be granted for a term of up to ten years from the effective date of the grant. The aggregate number of shares subject to awards of restricted stock and other stock-based awards is restricted to 50,000 in any calendar year to any one participant. At the time of adoption of the 2021 Plan, the Company sunset two equity incentive pools, the 2017 Equity Incentive Plan (the “2017 Plan”) and a Restricted Stock Reserve. The 2021 Plan, the 2017 Plan, and the Restricted Stock Reserve are referred to collectively as the “Plans.” At December 31, 2025 and 2024, there were 122,642 shares and 239,283 shares, respectively, available for grant under the 2021 Plan and no shares available for grant under the 2017 Plan or Restricted Stock Reserve.
The Company can issue restricted shares as of the grant date either by the issuance of share certificate(s) evidencing restricted shares or by documenting the issuance in uncertificated or book entry form on the Company’s stock records. Except as provided by the Plans, the employee does not have the right to make or

First Reliance Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 19.   Equity Incentive Plan (continued)
permit to exist any transfer or hypothecation of any restricted shares. When restricted shares vest, the employee must either pay the Company within two business days the amount of all tax withholding obligations imposed on the Company or make an election pursuant to Section 83(b) of the Internal Revenue Code to pay taxes at grant date.
Restricted shares may be subject to one or more employment, performance, or other conditions established at the time of grant. Under the terms of the Plans, the restricted shares will vest completely based on the individual grant’s vesting period, which is generally between two and ten years. The shares are forfeited entirely if the participant terminates employment for any reason other than changes in control or death or disability. Any shares of restricted stock that are forfeited will again become available for issuance under the Plans. An employee or director has the right to vote the shares of restricted stock after grant until they are forfeited. Compensation cost for restricted stock is equal to the market value of the shares at the date of the award and is amortized to compensation expense over the vesting period. Dividends, if any, will be paid on awarded but unvested stock.
Nonvested restricted stock for the years ended December 31, 2025 and 2024 is summarized in the following table.
	2025		2024
	Shares	Weighted- Average Grant-Date Fair Value	Shares	Weighted- Average Grant-Date Fair Value
Nonvested at January 1	215,755	$7.90	306,285	$7.86
Granted	—	—	15,473	8.79
Vested	(49,046)	8.68	(69,003)	6.93
Forfeited	(4,000)	9.74	(37,000)	8.00
Nonvested at December 31	162,709	$7.62	215,755	$7.90
The vesting schedule for these shares as of December 31, 2025 is as follows:
Shares
2026	76,009
2027	16,700
2028	12,500
2029	12,500
2030 and thereafter	45,000
Total	162,709
The Company recognized stock-based compensation costs related to restricted stock of $126,064 and $107,897 for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, there was $618,983 of total unrecognized compensation cost related to the nonvested restricted stock that will be recognized over the remainder of their vesting schedule which currently ends in 2031.
No stock options were granted during the years ended December 31, 2025 and 2024.
Activity related to stock options is summarized in the following tables for the years ended December 31, 2025 and 2024.

First Reliance Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 19.   Equity Incentive Plan (continued)
	Options	Weighted- Average Remaining Life (Years)	Weighted- Average Exercise Price
Outstanding at December 31, 2024	100,000	3.00	$7.27
Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—
Outstanding at December 31, 2025	100,000	2.00	7.27
Options exercisable as of December 31, 2025	100,000	2.00	7.27
Outstanding at December 31, 2023	169,440	0.80	$7.27
Granted	—	—	—
Exercised	69,440	—	—
Forfeited	—	—	—
Outstanding at December 31, 2024	100,000	0.80	7.27
Options exercisable as of December 31, 2024	100,000	0.80	7.27
The Company recognized stock-based compensation costs related to stock options of $0 and $579 for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, there was no more unrecognized compensation cost related to the outstanding stock options. These stock options expire in 2027 and 2028.
The company from time-to-time also grants performance and/or time restricted stock units (“RSUs”) to key employees. These awards help align the interests of these employees with the interests of the shareholders of the Company by providing economic value directly related to the performance of the Company. Dividends are not paid in respect to the awards and the holder does not have the right to vote the shares during the vesting period. The value of the RSUs awarded is established as the fair market value of the stock at the time of the grant.
The Company recognizes expenses on a straight-line basis typically over the vesting period the performance and/or time target is to be achieved.
Nonvested RSUs for the year December 31, 2025 and 2024 are summarized in the following table.
	2025		2024
	Shares	Weighted- Average Grant-Date Fair Value	Shares	Weighted Average Grant-Date Fair Value
Nonvested at January 1	218,476	$8.30	177,153	8.12
Granted	147,720	8.36	123,272	8.64
Vested	(43,557)	9.87	(13,149)	9.08
Forfeited	(27,079)	7.79	(68,800)	8.48
Nonvested at December 31	295,560	$8.90	218,476	$8.30

First Reliance Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 19.   Equity Incentive Plan (continued)
The vesting schedule for these shares as of December 31, 2025 is as follows:
Shares
2026	110,863
2027	105,021
2028	60,626
2029	11,150
2030 and thereafter	7,900
Total	295,560
The Company recognized stock-based compensation costs related to restricted stock units of $1,224,553 and $325,625 for the year ended December 31, 2025 and December 31, 2024, respectively. As of December 31, 2025, there was $1,307,163 of unrecognized compensation cost related to nonvested RSUs that will be recognized over a total weighted-average period of 6 years.
Note 20.   Income Per Common Share
Net income available to common shareholders represents net income adjusted for preferred dividends including dividends declared, accretions of discounts and amortization of premiums on preferred stock issuances and cumulative dividends related to the current dividend period that have not been declared as of period end.
The following is a summary of the income per common share calculations for the years ended December 31, 2025 and 2024.
	2025	2024
Income available to common shareholders
Net income	$10,906,395	$5,922,818
Net income available to common shareholders	$10,906,395	$5,922,818
Basic income per common share:
Net income available to common shareholders	$10,906,395	$5,922,818
Average common shares outstanding – basic	7,851,400	7,846,631
Basic income per common share	$1.39	$0.74
Diluted income per common share:
Net income available to common shareholders	$10,906,395	$5,922,818
Average common shares outstanding – basic	7,851,400	7,846,631
Dilutive potential common shares	476,732	447,478
Average common shares outstanding – diluted	8,328,132	8,294,109
Diluted income per common share	$1.31	$0.71
Note 21.   Regulatory Matters
The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct adverse material effect

First Reliance Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 21.   Regulatory Matters (continued)
on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum ratios (set forth in the table below) of Tier 1, Common Equity Tier 1 (“CET1”), and total capital as a percentage of assets and off-balance-sheet exposures, adjusted for risk-weights ranging from 0% to 150%. Tier 1 capital of the Bank consists of common shareholders’ equity, excluding the unrealized gain or loss on securities available-for-sale, minus certain intangible assets, while CET1 is comprised of Tier 1 capital, adjusted for certain regulatory deductions and limitations. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital.
The Bank is also required to maintain capital at a minimum level based on total assets, which is known as the leverage ratio. The Bank is required to maintain a required minimum leverage ratio of 4%.
The following table summarizes the capital amounts and ratios of the Bank and the regulatory minimum requirements at December 31, 2025 and 2024.
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
(Dollars in Thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2025
The Bank
Total capital (to risk-weighted assets)	$121,324	13.82%	$70,230	8.00%	$87,787	10.00%
Tier 1 capital (to risk-weighted assets)	111,674	12.72%	52,672	6.00%	70,230	8.00%
Tier 1 capital (to average assets)	111,674	10.16%	43,971	4.00%	54,964	5.00%
Common Equity Tier 1 Capital (to risk-weighted assets)	111,674	12.72%	39,504	4.50%	57,062	6.50%
December 31, 2024
The Bank
Total capital (to risk-weighted assets)	$114,021	13.47%	$67,714	8.00%	$84,642	10.00%
Tier 1 capital (to risk-weighted assets)	105,158	12.42%	50,785	6.00%	67,714	8.00%
Tier 1 capital (to average assets)	105,158	9.96%	42,222	4.00%	52,777	5.00%
Common Equity Tier 1 Capital (to risk-weighted assets)	105,158	12.42%	38,089	4.50%	55,017	6.50%
Note 22.   Unused Lines of Credit
The Company had available, at December 31, 2025, one unsecured line of credit, which was unused, to borrow from another financial institution up to $10,000,000 in Fed Funds. Also, as of December 31, 2025, the Company had the ability to borrow funds from the FHLB of up to $243,175,058.

First Reliance Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 23.   Fair Value Measurements
Generally accepted accounting principles (“GAAP”) provide a framework for measuring and disclosing fair value that requires disclosures about the fair value of assets and liabilities recognized in the balance sheet, whether the measurements are made on a recurring basis (for example, available-for-sale investment securities) or on a nonrecurring basis (for example, impaired loans).
Fair value is defined as the exchange in price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
The Company utilizes fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Securities available-for-sale are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as loans held for sale, loans held for investment and certain other assets. These nonrecurring fair value adjustments typically involve application of the lower of cost or market accounting or the writing down of individual assets.
The following methods and assumptions were used to estimate the fair value of significant financial instruments:
Fair Value Hierarchy
The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine the fair value. These levels are:
Level 1
Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2
Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3
Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value.
Securities Available-for-Sale and Marketable Equity Securities — Securities available-for-sale and marketable equity securities are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange such as the New York Stock Exchange, Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets.
Mortgage Loans Held for Sale — Mortgage loans held for sale are comprised of loans originated for sale in the ordinary course of business. The fair value of mortgage loans originated for sale in the secondary

First Reliance Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 23.   Fair Value Measurements (continued)
market is based on purchase commitments or quoted prices for the same or similar loans and are classified as recurring Level 2. There were no loans held for sale requiring fair value adjustments at December 31, 2025 and 2024.
Mortgage Servicing Rights — Fair Value Method — Mortgage servicing rights do not trade in an active market with readily observable market data. As a result, the Company estimates the fair value of mortgage servicing rights by using a discounted cash flow model to calculate the present value of estimated future net servicing income. The assumptions used in the discounted cash flow model are those that market participants would use in estimating future net servicing income. Assumptions in the valuation of mortgage servicing rights may include estimated loan repayment rates, the discount rate, servicing costs, and the timing of cash flows, among other factors. The Company measures mortgage servicing rights accounted for using the fair value method as recurring Level 3.
Derivative Financial Instruments, Non-designated — The fair value of interest rate lock commitments associated with the mortgage pipeline is based on fees currently charged to enter into similar agreements, and for mortgage loan forward sales commitments, the difference between current levels of interest rates and the committed rates is also considered. These financial instruments are classified as Level 2. Examples of derivatives classified as Level 2 include interest rate lock commitments written for the residential mortgage loans that the Company intends to sell.
Derivative Financial Instruments, Fair Value Hedge — Pay fixed swaps used to hedge interest rate risk related to the commercial real estate loan portfolio are reported at fair value utilizing Level 2 inputs. The fair values of the interest rate swap are based on derivative market data as of the valuation date.
The tables below present the balances of assets and liabilities measured at fair value on a recurring basis by level within the hierarchy at December 31, 2025 and 2024.
	December 31, 2025
	Total	Level 1	Level 2	Level 3
Available-for-sale securities:
U.S. Agency securities	$22,492,516	$—	$22,492,516	$—
Municipal securities	23,689,918	—	23,689,918	—
Mortgage-backed securities	93,916,333	—	93,916,333	—
Collateralized loan obligations	32,586,104	—	32,586,104	—
Corporate bonds	23,210,146	—	23,210,146	—
Total available-for-sale securities	195,895,017	—	195,895,017	—
Marketable equity securities	148,427	—	148,427	—
Mortgage servicing rights	3,542,568	—	—	3,542,568
Derivative assets (liabilities):
Mortgage loan interest rate lock commitments	366,622	—	366,622	—
Mortgage loan forward sales commitments	(32,305)	—	(32,305)	—
Derivative assets	139,806	—	139,806	—
Derivative liabilities	(150,202)	—	(150,202)	—
	$199,909,933	$—	$196,367,365	$3,542,568

First Reliance Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 23.   Fair Value Measurements (continued)
	December 31, 2024
	Total	Level 1	Level 2	Level 3
Available-for-sale securities:
U.S. Agency securities	$18,132,765	$—	$18,132,765	$—
Municipal securities	28,194,102	—	28,194,102	—
Mortgage-backed securities	85,264,332	—	85,264,332	—
Collateralized loan obligations	25,552,800	—	25,552,800	—
Corporate bonds	18,701,559	—	18,701,559	—
Total available-for-sale securities	175,845,558	—	175,845,558	—
Marketable equity securities	137,172	—	137,172	—
Mortgage servicing rights	4,190,002	—	—	4,190,002
Derivative assets (liabilities):
Mortgage loan interest rate lock commitments	169,636	—	169,636	—
Mortgage loan forward sales commitments	82,656	—	82,656	—
	$180,425,024	$—	$176,235,022	$4,190,002
The changes in Level 3 assets measured at fair value on a recurring basis are summarized as follows:
Mortgage Servicing Rights
Balance, December 31, 2023	$4,365,624
Changes in fair value recognized in earnings(1)	241,398
Changes in unpaid principal balance(2)	(417,020)
Balance, December 31, 2024	4,190,002
Changes in fair value recognized in earnings(1)	(188,124)
Changes in unpaid principal balance(2)	(459,310)
Balance, December 31, 2025	$3,542,568

(1)
Represents changes in value primarily due to market driven changes in interest rates and prepayment speeds.

(2)
Represents changes in value of the MSRs due to i) passage of time, including the impact from both regularly scheduled loan principal payments and partial paydowns, and ii) loans that paid off fully during the period.

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). The following table presents the assets and liabilities measured at fair value on a nonrecurring basis at December 31, 2025 and December 31, 2024, aggregated by level in the fair value hierarchy within which those measurements fall.

First Reliance Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 23.   Fair Value Measurements (continued)
	Total	Level 1	Level 2	Level 3
December 31, 2025
Collateral-dependent loans	$1,538,978	$—	$—	$1,538,978
Mortgage servicing rights	$11,113,005	$—	$—	$11,113,005
Total	$12,651,983	$—	$—	$12,651,983
	Total	Level 1	Level 2	Level 3
December 31, 2024
Collateral-dependent loans	$796,424	$—	$—	$796,424
Mortgage servicing rights	$9,220,260	$—	$—	$9,220,260
Total	$10,016,684	$—	$—	$10,016,684
Collateral-dependent loans held for investment — Collateral-dependent loans are loans for which, based on current information and events, the Company has determined foreclosure of the collateral is probable, or where the borrower is experiencing financial difficulty and the Company expects repayment of the loan to be provided substantially through the operation or sale of the collateral and it is probable that the creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Collateral-dependent loans are classified as Level 3. There were two collateral-dependent loans at December 31, 2025, which were individually assessed for an allowance for credit losses. Neither loan required a reserve. There were two collateral-dependent loans at December 31, 2024 which were individually assessed for an allowance for credit losses. One loan did not require a reserve and the other loan required a reserve of $100,000.
Other Real Estate Owned (OREO) — Foreclosed assets are adjusted to fair value upon transfer of the loans to OREO. Real estate acquired in settlement of loans is recorded initially at estimated fair value of the property less estimated selling costs at the date of foreclosure. The initial recorded value may be subsequently reduced by additional allowances, which are charges to earnings if the estimated fair value of the property less estimated selling costs declines below the initial recorded value. Fair value is based upon independent market prices, appraised values of the collateral or management’s estimation of the value of the collateral. When the fair value of the collateral is based on a current appraised value or when a current appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the foreclosed asset as nonrecurring Level 3. There was no OREO at December 31, 2025 or 2024.
Mortgage Servicing Rights — Amortization Method — Mortgage servicing rights do not trade in an active market with readily observable market data. As a result, the Company estimates the fair value of mortgage servicing rights by using a discounted cash flow model to calculate the present value of estimated future net servicing income. The assumptions used in the discounted cash flow model are those that market participants would use in estimating future net servicing income. Assumptions in the valuation of mortgage servicing rights may include estimated loan repayment rates, the discount rate, servicing costs, and the timing of cash flows, among other factors. The Company measures mortgage servicing rights accounted for using the amortization method as nonrecurring Level 3.
The Company had no liabilities measured at fair value on a non-recurring basis.

First Reliance Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 23.   Fair Value Measurements (continued)
For Level 3 assets and liabilities measured at fair value on a recurring or nonrecurring basis as of December 31, 2025 and December 31, 2024, the significant unobservable inputs used in the fair value measurements were as follows:
Asset	Fair Value as of December 31, 2025	Valuation Technique	Significant Observable Inputs	Significant Unobservable Inputs
Collateral-dependent loans	$1,538,978	Appraisal Value / Comparison sales	Appraisals and comparable sales	Management judgment
Mortgage servicing rights	$11,124,637	Discounted cash flows	Comparable sales	Weighted average discount rate – 8.5% Constant prepayment rate – 8.79%
	Fair Value as of December 31, 2024	Valuation Technique	Significant Observable Inputs	Significant Unobservable Inputs
Collateral-dependent loans	$796,424	Appraisal Value / Comparison sales	Appraisals and comparable sales	Management judgment
Mortgage servicing rights	$9,220,260	Discounted cash flows	Comparable sales	Weighted average discount rate – 8.5% Constant prepayment rate – 8.3%
The following table includes the estimated fair value of the Company’s financial assets and financial liabilities. The methodologies for estimating the fair value of financial assets and financial liabilities measured on a recurring and nonrecurring basis are discussed above. The methodologies for estimating the fair value for other financial assets and financial liabilities are discussed below. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data in order to develop the estimates of fair value. Accordingly, the estimates presented below are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation techniques may have a material effect on the estimated fair value amounts at December 31, 2025 and 2024.
December 31, 2025	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Financial Assets:
Cash and cash equivalents	$32,131,875	$32,131,875	$32,131,875	$—	$—
Mortgage loan held for sale	12,279,860	12,279,860	—	12,279,860	—
Loans held for investments, net	771,108,364	749,851,373	—	—	749,851,373
Nonmarketable equity securities	1,764,000	1,764,000	—	1,764,000	—
Financial Liabilities:
Deposits without stated maturities	804,026,658	804,026,658	—	804,026,658	—
Deposits with stated maturities	144,093,173	144,156,743	—	144,156,743	—
FHLB Advances	20,000,000	20,000,000	—	20,000,000	—
Subordinated debentures	19,786,631	18,032,669	—	—	18,032,669

First Reliance Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 23.   Fair Value Measurements (continued)
December 31, 2024	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Financial Assets:
Cash and cash equivalents	$47,227,099	$47,227,099	$47,227,099	$—	$—
Mortgage loan held for sale	20,973,857	20,973,857	—	20,973,857	—
Loans held for investments, net	745,304,418	713,093,921	—	—	713,093,921
Nonmarketable equity securities	748,500	748,500	—	748,500	—
Financial Liabilities:
Deposits without stated maturities	789,815,630	789,815,630	—	789,815,630	—
Deposits with stated maturities	161,595,248	161,199,502	—	161,199,502	—
Subordinated debentures	25,754,267	23,120,807	—	—	23,120,807
Cash and cash equivalents
The carrying amount approximates fair value for these instruments.
Mortgage loans held for sale
Loans held for sale are carried at the lower of cost or fair value. These loans currently consist of one-to-four family residential real estate loans originated for sale to qualified third parties. Fair value is based upon the contractual price to be received from these third parties, which may be different than cost.
Loans held for investment, net
Fair values are estimated for portfolios of loans with similar financial characteristics, if collateral-dependent. Loans are segregated by type. The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect observable market information incorporating the credit, liquidity, yield and other risks inherent in the loan. The estimate of maturity is based upon the Company’s historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of the current economic and lending conditions.
Fair value for significant non-performing loans is generally based upon recent external appraisals. If appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows and discounted rates are judgmentally determined using available market information and specific borrower information.
Nonmarketable equity securities
Nonmarketable equity securities are carried at original cost basis, as cost approximates fair value and there is no ready market for such investments.
Deposits
The fair value of deposits with no stated maturity date, such as noninterest-bearing demand deposits, savings and money market and checking accounts, is based on the carrying value. The fair value of time deposits is based upon the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

First Reliance Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 23.   Fair Value Measurements (continued)
Subordinated debentures
The fair value of subordinated debentures is estimated by using discounted cash flow analyses based on incremental borrowing rates for similar types of instruments.
Federal Home Loan Bank advances
Fair value is estimated based on discounted cash flows using current market rates for borrowing with similar terms.
Note 24.   First Reliance Bancshares, Inc. (Parent Company Only)
Condensed Balance Sheets
	December 31,
	2025	2024
Assets
Cash	$1,777,349	$4,779,126
Investment in banking subsidiary	108,681,577	96,852,999
Marketable equity securities	148,427	137,172
Nonmarketable equity securities	58,100	58,100
Investment in trust	310,000	310,000
Other assets	115,316	—
Deferred tax asset	1,949,323	1,576,701
Total assets	$113,040,092	$103,714,098
Liabilities
Junior subordinated debentures	$10,310,000	$10,310,000
Subordinated debentures	9,476,631	15,444,267
Accrued expenses	89,611	68,001
Accrued interest payable	98,288	135,514
Total liabilities	19,974,530	25,957,782
Shareholders’ equity	93,065,562	77,756,316
Total liabilities and shareholders’ equity	$113,040,092	$103,714,098

First Reliance Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 24.   First Reliance Bancshares, Inc. (Parent Company Only) (continued)
Condensed Statements of Operations
	For the years ended December 31,
	2025	2024
Income
Interest income	$20,553	$23,917
Dividend from wholly owned subsidiary	5,500,000	3,000,000
Gain on early extinguishment of debt	140,000	—
Gain on fair value of equity securities	11,255	8,655
Total income	5,671,808	3,032,572
Expenses
Interest expense	1,141,800	1,458,098
Salaries and employee benefits	329,426	373,765
Other expenses	63,577	51,773
Total expenses	1,534,803	1,883,636
Income before income taxes and equity in undistributed income of banking subsidiary	4,137,005	1,148,936
Equity in undistributed earnings of banking subsidiary	6,510,465	4,364,053
Net income before income taxes	10,647,470	5,512,989
Income tax benefit	258,925	409,829
Net income	$10,906,395	$5,922,818

First Reliance Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 24.   First Reliance Bancshares, Inc. (Parent Company Only) (continued)
Condensed Statements of Cash Flows
	For the years ended December 31,
	2025	2024
Cash flows from operating activities
Net income	$10,906,395	$5,922,818
Adjustments to reconcile net income to net cash provided in operating activities:
Deferred income taxes	(372,622)	347,268
Net equity in undistributed earnings of banking subsidiary	(6,510,465)	(4,364,053)
Amortization of debt issuance costs	32,364	31,570
Gain on change in fair value of marketable equity securities	(11,255)	(8,655)
Stock based compensation expense	993,377	813,620
Increase in other assets	(115,316)	—
Decrease in accrued interest payable	(37,226)	(9,029)
Increase in other liabilities	21,611	—
Net cash provided in operating activities	4,906,863	2,733,539
Cash flows from financing activities
Issuances of common stock	122,497	102,809
Restricted stock forfeitures	(36,000)	(598,225)
Redemption of subordinated debentures	(6,000,000)	—
Decrease in nonvested restricted stock	390,669	177,589
Purchase of treasury stock	(2,385,806)	(877,468)
Net cash used in by financing activities	(7,908,640)	(1,195,295)
Net (decrease) increase in cash	(3,001,777)	1,538,244
Cash and cash equivalents, beginning of year	4,779,126	3,240,882
Cash and cash equivalents, ending of year	$1,777,349	$4,779,126
Note 25.   Subsequent Events
Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date.
In early February 2026, the Company entered into a letter of intent with another mortgage servicing provider to transfer approximately 47%, or $589.2 million of unpaid mortgage balances that support its mortgage servicing right (MSR) asset to another servicer. This transaction is expected to result in a minimal gain. The initial transfer date is March 31, 2026, with true-up adjustments occurring over the next five months and completed by August 31, 2026. The Company executed this transaction to reduce its risk associated with holding MSR asset as it relates to bank regulatory capital.

First Reliance Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
Note 25.   Subsequent Events (continued)
Management performed an evaluation to determine whether there have been any other subsequent events since the balance sheet date and determined that no other subsequent events occurred requiring accrual or disclosure.

First Reliance Bancshares, Inc. and Subsidiary
Unaudited Interim Consolidated Financial Statements
As of and for the Six Months ended June 30, 2025 and 2026

First Reliance Bancshares, Inc. and Subsidiary
CONSOLIDATED BALANCE SHEETS
June 30, 2026, December 31, 2025, and 2024
	Unaudited June 30, 2026	Audited December 31, 2025	Audited December 31, 2024
ASSETS
Cash and due from banks	$27,027,292	$32,131,875	$47,227,099
Investment securities available-for-sale	188,661,772	195,895,017	175,845,558
Other investments	4,562,226	1,912,427	885,672
Loans held for sale	18,135,031	12,279,860	20,973,857
Loans, net of unearned income	820,741,269	779,934,929	753,738,418
Allowance for credit losses	(9,333,980)	(8,826,565)	(8,434,000)
Loans, net	811,407,289	771,108,364	745,304,418
Premises and equipment	24,321,300	24,348,264	21,352,793
Right-of-use Asset	3,507,053	3,676,602	4,160,392
Goodwill	690,917	690,917	690,917
Other intangible assets	9,480,553	14,658,136	13,436,401
Bank-owned life insurance	19,240,413	19,029,429	18,608,410
Accrued interest receivable and other assets	19,877,784	17,627,879	18,618,973
Total assets	$1,126,911,630	$1,093,358,770	$1,067,104,490
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Deposits
Demand	$249,673,905	$254,618,102	$227,470,632
Interest-bearing demand	102,680,522	92,309,995	140,115,649
Savings and money markets	403,569,363	457,098,561	422,229,349
Certificates of deposits	164,405,453	144,093,172	161,595,248
Total deposits	920,329,243	948,119,830	951,410,878
Federal Home Loan Bank advances	75,000,000	20,000,000	0
Lease Liability	4,066,629	4,324,991	4,968,426
Other borrowings	19,802,210	19,786,631	25,754,267
Accrued interest payable and other liabilities	9,297,630	8,061,756	7,214,603
Total liabilities	1,028,495,712	1,000,293,208	989,348,174
Shareholders’ equity:
Series D non-cumulative preferred stock, $0.01 par value; 70,000 shares authorized; 51,132, 51,332 and 52,332, shares issued and outstanding at June 30, 2026, December 31, 2025 and 2024, respectively	511	513	523
Common stock, $0.01 par value; 20,000,000 shares authorized; 8,905,576, 8,804,275 and 8,763,718 shares issued; and 7,895,355, 7,831,923 and 8,032,701 shares outstanding at June 30, 2026, December 31, 2025 and 2024, respectively	89,056	88,043	87,637
Treasury stock, at cost, 1,010,221, 972,352 and 731,017 shares at June 30, 2026, December 31, 2025 and 2024, respectively	(8,634,867)	(8,084,621)	(5,698,816)
Paid-in capital	55,800,101	54,919,848	53,449,701
Retained earnings	56,820,833	50,577,487	39,671,092
Accumulated other comprehensive loss, net of tax	(5,659,716)	(4,435,708)	(9,753,821)
Total shareholders’ equity	98,415,918	93,065,562	77,756,316
Total liabilities and shareholders’ equity	$1,126,911,630	$1,093,358,770	$1,067,104,490

First Reliance Bancshares, Inc. and Subsidiary
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2026, AND 2025
FOR THE YEARS ENDED DECEMBER 31, 2025, AND 2024
	Unaudited Six Months Ended June 30,		Audited Year Ending December 31,
	2026	2025	2025	2024
Interest and dividend income
Loans, including fees	$23,786,169	$22,949,995	$46,309,838	$42,813,692
Investment securities	4,704,387	4,311,069	8,912,703	7,830,956
Other interest income	496,605	823,232	1,551,973	1,844,892
Total interest income	28,987,161	28,084,296	56,774,514	52,489,540
Interest expense
Deposits	7,994,624	9,171,156	17,867,579	18,414,151
Federal Home Loan Bank advances	1,112,488	404,349	817,258	1,220,065
Other borrowings	485,892	634,838	1,144,575	1,474,897
Total interest expense	9,593,004	10,210,343	19,829,412	21,109,113
Net interest income	19,394,157	17,873,953	36,945,102	31,380,427
Provision for credit losses	298,000	795,466	961,058	319,847
Net interest income after provision for credit losses	19,096,157	17,078,487	35,984,044	31,060,580
Noninterest income
Service charges on deposits	726,775	617,719	1,434,648	1,296,841
Mortgage banking income	3,866,845	2,936,935	5,919,303	4,803,131
Other service charges, commissions and fee	1,034,473	1,072,290	2,129,818	2,165,491
Loss on sales of securities	(6,365)	(181,862)	(475,939)	(308,098)
Gain on sale of branches / deposit premium	—	2,312,619	2,312,619	0
Gain on sale of mortgage servicing right	266,403	0	0	0
Gain (loss) on disposal of fixed assets	—	(200,000)	181,757	(818,262)
BOLI income	210,985	206,391	421,019	417,519
Other	334,904	440,250	800,421	642,458
Total noninterest income	6,434,020	7,204,342	12,723,646	8,199,080
Noninterest expense
Salaries and employee benefits	11,173,448	10,854,614	21,784,527	19,281,119
Occupancy and equipment	1,520,439	1,561,057	3,022,130	3,416,266
Other	4,897,891	5,004,552	9,912,911	8,902,318
Total noninterest expense	17,591,779	17,420,223	34,719,568	31,599,703
Income before income taxes	7,938,399	6,862,606	13,988,122	7,659,957
Income taxes	1,695,053	1,596,531	3,081,727	1,737,139
Net income	$6,243,346	$5,266,075	$10,906,395	$5,922,818
Earnings per common share:
Basic	$0.80	$0.67	$1.39	$0.75
Diluted	$0.76	$0.63	$1.31	$0.71
Weighted average common shares outstanding:
Basic	7,825,196	7,879,963	7,851,400	7,846,631
Diluted	8,258,763	8,341,822	8,328,132	8,294,109

First Reliance Bancshares, Inc. and Subsidiary
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2026, AND 2025
FOR THE YEARS ENDED DECEMBER 31, 2025, AND 2024
	Unaudited Six Months Ended June 30,		Audited Year Ended
	2026	2025	2025	2024
Net income	$6,243,346	$5,266,075	$10,906,395	$5,922,818
Other comprehensive income:
Unrealized holding gains on securities, available for sale	(1,627,568)	3,938,008	6,567,920	777,000
Reclassification adjustment for realized losses including in earnings	6,365	181,862	475,939	308,098
Income tax expense	397,195	(1,009,368)	(1,725,746)	(265,849)
Total other comprehensive income	(1,224,008)	3,110,502	5,318,113	819,249
Comprehensive income	$5,019,337	$8,376,577	$16,224,508	$6,742,067

First Reliance Bancshares, Inc. and Subsidiary
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2026 (Unaudited)
FOR THE YEARS ENDED DECEMBER 31, 2025, AND 2024 (Audited)
	Preferred Stock		Common Stock		Paid-In Capital	Retained Earning	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount	Shares	Amount
Balance, January 1, 2024	52,332	$523	8,772,329	$87,723	$48,132,474	$33,748,274	$(10,573,070)	$71,395,924
Other comprehensive income							819,249	819,249
Net issurance of Common Stock			28,389	284	102,525			102,809
Restricted stock forfeitures			(37,000)	(370)	(597,855)			(598,225)
Net change restricted stock					177,589			177,589
Stock based compensation					813,620			813,620
Purchase of treasury stock					(877,468)			(877,468)
Net income						5,922,818		5,922,818
Balance, December 31, 2024	52,332	$523	8,763,718	$87,637	$47,750,885	$39,671,092	$(9,753,821)	$77,756,316
Other comprehensive income							5,318,113	5,318,113
Conversion of Preferred stock – Series D to Common Stock	(1,000)	(10)	1,000	10				0
Net issurance of Common Stock			43,557	436	122,061			122,497
Restricted stock forfeitures			(4,000)	(40)	(35,960)			(36,000)
Net change restricted stock					390,669			390,669
Stock based compensation					993,377			993,377
Purchase of treasury stock					(2,385,805)			(2,385,805)
Net income						10,906,395		10,906,395
Balance, December 31, 2025	51,332	$513	8,804,275	$88,043	$46,835,227	$50,577,487	$(4,435,708)	$93,065,562
Other comprehensive income							(1,224,008)	(1,224,008)
Conversion of Preferred stock – Series D to Common Stock	(200)	(2)	200	2				0
Net issurance of Common Stock			101,101	1,011	(877)			134
Restricted stock forfeitures					0			0
Net change restricted stock					702,795			702,795
Stock based compensation					178,335			178,335
Purchase of treasury stock					(550,245)			(550,245)
Net income						6,243,346		6,243,346
Balance, June 30, 2026	51,132	$511	8,905,686	$89,056	$47,165,235	$56,820,833	$(5,659,716)	$98,415,919

First Reliance Bancshares, Inc. and Subsidiary
COMBINED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2026, AND 2025
FOR THE YEARS ENDED DECEMBER 31, 2025, AND 2024
	Unaudited Six Months Ended June 30,		Audited Year Ended December 31,
	2026	2025	2025	2024
Operating Activities
Net income	$6,243,346	$5,266,075	$10,906,395	$5,922,818
Adjustments reconciling net income to net cash provided by operating activities:
Provision for credit losses	298,000	795,466	961,058	319,847
Depreciation, amortization, and accretion	607,669	564,570	1,091,648	1,166,807
Equity method investment income	(14,099)	(1,521)	(11,255)	(8,655)
Net discount accretion on investment activities	(521,794)	(232,915)	(523,866)	(26,719)
Dicount accretion on purchased loans	0	(41,598)	(83,151)	(163,932)
Net gain on disposal of fixed assets	0	200,000	(181,757)	279,988
Loss on sales of securities	(14,933)	181,862	475,939	308,098
Gain on sale of branches / deposit securities	0	(2,312,619)	(2,312,619)	0
Gain on early extinguishment of debt	0	(140,000)	(140,000)	0
Originations of mortgages held for sale	(197,946,603)	(165,598,030)	(338,491,937)	(280,554,791)
Proceeds from sales of mortgages held for sale	195,958,277	174,565,187	353,105,237	271,539,977
Mortgage banking income	(3,866,845)	(2,936,935)	(5,919,303)	(4,803,131)
Proceeds from sale of MSR	7,460,373	0	0	0
Gain on sale of MSR	(266,403)	0	0	0
Write down of right of use assets	0	0	0	538,274
Core deposit intangible amortization	2,563	14,863	23,576	48,177
Amortization of debt issuance costs	15,579	16,314	32,364	31,570
Deferred income taxes, net of valuation allowance	(429,622)	189,047	(133,602)	(199,461)
Change in bank-owned life insurance	(210,985)	(206,391)	(421,019)	(417,518)
Stock based compensation expense	(5,400)	835,040	993,377	813,620
Decrease in ROU asset	169,549	254,408	483,790	643,699
Increase in mortgage servicing rights, net	(2,018,950)	(682,707)	(1,245,311)	(1,772,088)
Change in other assets	(1,423,087)	(3,453,855)	(601,049)	(1,619,931)
Change in other liabilities	1,170,511	945,124	(50,282)	(972,032)
Net cash provided by operating activities	$5,207,146	$8,221,385	$17,958,233	$(8,925,383)

First Reliance Bancshares, Inc. and Subsidiary
COMBINED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2026, AND 2025
FOR THE YEARS ENDED DECEMBER 31, 2025, AND 2024
	Unaudited Six Months Ended June 30,		Audited Year Ended December 31,
	2026	2025	2025	2024
Investing Activities
Purchases of investment securities, available- for-sale	$(13,084,290)	$(34,792,194)	$(51,079,189)	$(47,608,326)
Proceeds from maturities, calls, and paydowns of investment securities, available-for-sale	17,521,659	18,057,961	30,054,579	35,738,970
Proceeds from sales of investment securities, available-for-sale	1,711,400	2,614,525	8,066,937	8,227,090
Net (increase) decrease in nonmarketable equity securities	(2,635,700)	(1,609,300)	(1,015,500)	201,300
Change in loans, net	(40,789,925)	(31,166,199)	(26,287,853)	(48,160,923)
Purchase of premises and equipment	(609,829)	(1,931,270)	(4,770,138)	(564,385)
Proceeds from disposals of premises and equipment	29,124	49,936	864,776	63,145
Net cash used in investing activities	(37,857,561)	(48,776,541)	(44,166,388)	(52,103,129)
Financing Activities
Change in demand deposits, interest-bearing transaction accounts and savings accounts	(48,102,868)	5,983,685	16,523,647	100,456,596
Net decrease in certificates of deposit and other time deposits	20,312,281	(4,742,785)	(17,502,076)	(7,642,225)
Net increase (decrease) in Federal Home Loan Bank advances	55,000,000	32,500,000	20,000,000	(5,000,000)
Net increase (decrease) in fed funds purchased	0	207,000	0	0
Net decrease in securities sold under agreements to repurchase	0	0	0	(307,517)
Redemption of subordinated indebtedness		(6,000,000)	(6,000,000)
Issuance of common stock	178,469	119,998	122,497	102,809
Forfeitures of restricted stock	—	(36,000)	(36,000)	(598,225)
Decrease in nonvested restricted stock	708,195	(195,665)	390,669	177,589
Purchase of treasury stock	(550,245)	(955,189)	(2,385,806)	(877,468)
Net cash used in financing activities	27,545,832	26,881,044	11,112,931	86,311,559
Net decrease in cash and cash equivalents	(5,104,583)	(13,674,112)	(15,095,224)	25,283,047
Cash and cash equivalents at beginning of period	32,131,875	47,227,099	47,227,099	21,944,052
Cash and cash equivalents at end of period	$27,027,292	$33,552,987	$32,131,875	$47,227,099

ANNEX A
AGREEMENT AND PLAN OF MERGER
by and between
COLONY BANKCORP, INC.
and
FIRST RELIANCE BANCSHARES, INC.
Dated as of June 24, 2026

A-i

A-ii

A-iii

A-iv

AGREEMENT AND PLAN OF MERGER
This Agreement and Plan of Merger (this “Agreement”) is dated as of June 24, 2026, by and between Colony Bankcorp, Inc., a Georgia corporation (“CBAN”), and First Reliance Bancshares, Inc., a South Carolina corporation (“FSRL” and, together with CBAN, the “Parties” and each a “Party”).
W I T N E S S E T H
WHEREAS, the boards of directors of the Parties have unanimously determined that it is in the best interests of their respective companies and their respective shareholders to consummate the business combination transaction provided for in this Agreement in which FSRL will, on the terms and subject to the conditions set forth in this Agreement, merge with and into CBAN (the “Merger”), with CBAN continuing as the surviving company in the Merger (sometimes referred to in such capacity as the “Surviving Entity”);
WHEREAS, as a material inducement to and condition of CBAN’s willingness to enter into this Agreement, each executive officer and director of FSRL has entered into a voting agreement (each a “FSRL Voting Agreement” and collectively, the “FSRL Voting Agreements”), substantially in the form attached hereto as Exhibit A, dated as of the date hereof, with CBAN, pursuant to which each such executive officer, director or shareholder has agreed, among other things, to vote all shares of FSRL Stock owned by such executive officer, director or shareholder in favor of the approval of this Agreement and the transactions contemplated hereby, subject to the terms of the FSRL Voting Agreements;
WHEREAS, each executive officer and director of CBAN has entered into a voting agreement (each a “CBAN Voting Agreement” and collectively, the “CBAN Voting Agreements”), substantially in the form attached hereto as Exhibit B, dated as of the date hereof, with FSRL, pursuant to which each such executive officer or director has agreed, among other things, to vote all shares of CBAN Common Stock owned by such executive officer or director in favor of the transactions contemplated hereby, subject to the terms of the CBAN Voting Agreements;
WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger; and
WHEREAS, for federal income tax purposes, it is intended that each of the Merger and the Bank Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder (the “Code”), and this Agreement is intended to be and is adopted as a “plan of reorganization” for each of the Merger and the Bank Merger for purposes of Sections 354 and 361 of the Code.
NOW, THEREFORE, in consideration of the mutual promises herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
ARTICLE I
THE MERGER
Section 1.01   The Merger.
Subject to the terms and conditions of this Agreement, in accordance with the Georgia Business Corporation Code (the “GBCC”), at the Effective Time, FSRL shall merge with and into CBAN pursuant to the terms of this Agreement. CBAN shall be the Surviving Entity in the Merger and shall continue its existence as a corporation under the laws of the State of Georgia. Upon the consummation of the Merger, the separate corporate existence of FSRL shall cease.
Section 1.02   Articles of Incorporation and Bylaws; Officers and Directors.
(a)   At the Effective Time, the articles of incorporation of CBAN in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Entity until thereafter amended in accordance with applicable Law. The bylaws of CBAN in effect immediately prior to the Effective

Time shall be the bylaws of the Surviving Entity until thereafter amended in accordance with applicable Law and the terms of such bylaws.
(b)   Subject to Section 5.22, (i) the directors and officers of CBAN in office immediately prior to the Effective Time shall serve as the directors and officers of the Surviving Entity in accordance with the bylaws of the Surviving Entity, and (ii) the directors and officers of Colony Bank in office immediately prior to the Effective Time shall serve as the directors and officers of the Surviving Bank from and after the Effective Time in accordance with the bylaws of the Surviving Bank. Such directors and executive officers shall serve until their resignation, removal or until their successors shall have been elected or appointed and shall have qualified in accordance with applicable Law and the governing documents applicable to the Surviving Entity.
Section 1.03   Bank Merger.
Immediately following the Effective Time, First Reliance Bank, a South Carolina state-chartered bank and a direct wholly-owned subsidiary of FSRL (“First Reliance Bank”), shall be merged (the “Bank Merger”) with and into Colony Bank, a Georgia state-chartered bank and a direct wholly-owned subsidiary of CBAN, in accordance with the provisions of applicable federal and state banking laws and regulations, and Colony Bank shall be the surviving bank (the “Surviving Bank”). The Bank Merger shall have the effects as set forth under applicable federal and state banking laws and regulations, and the board of directors of the Parties have, on the date hereof, caused the board of directors of Colony Bank and First Reliance Bank, respectively, to approve a separate merger agreement (the “Bank Plan of Merger”) in substantially the form attached hereto as Exhibit C, and have caused the Bank Plan of Merger to be executed and delivered on the date of this Agreement. Each of CBAN and FSRL shall also approve the Bank Plan of Merger in their capacities as sole shareholders of Colony Bank and First Reliance Bank, respectively. As provided in the Bank Plan of Merger, the Bank Merger may be abandoned at the election of Colony Bank at any time, whether before or after filings are made for regulatory approval of the Bank Merger, but if the Bank Merger is abandoned for any reason, First Reliance Bank shall continue to operate under its name; provided that prior to any such election, CBAN shall (a) reasonably consult with FSRL and its regulatory counsel and (b) reasonably determine in good faith that such election will not, and would not reasonably be expected to, prevent, delay or impair either Party’s ability to consummate the Merger or the other transactions contemplated by this Agreement.
Section 1.04   Effective Time; Closing.
(a)   Subject to the terms and conditions of this Agreement, the Parties will make all such filings as may be required to consummate the Merger and the Bank Merger by applicable Laws. The Merger shall become effective as set forth in the articles of merger (the “Articles of Merger”) related to the Merger, which will include the plan of merger (the “Plan of Merger”), that shall be filed with the Secretary of State of the State of Georgia, as provided in the GBCC and with the Secretary of State of the State of South Carolina as provided in the SCBCA, on the Closing Date. The “Effective Time” of the Merger shall be the later of (i) the date and time of filing of the Articles of Merger, or (ii) the date and time when the Merger becomes effective as set forth in the Articles of Merger. Unless otherwise mutually agreed by the Parties, the Effective Time will occur on the first day of the calendar month following the day all of the conditions to the Closing set forth in Article VI (other than conditions to be satisfied at the Closing, which shall be satisfied or waived at the Closing) have been satisfied or waived in accordance with the terms hereof.
(b)   The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place on the same day as the Effective Time (such date, the “Closing Date”) by electronic means or at such other place as the Parties may mutually agree. At the Closing, there shall be delivered to CBAN and FSRL the certificates and other documents required to be delivered under Article VI.
Section 1.05   Additional Actions.
If, at any time after the Effective Time, either Party shall consider or be advised that any further deeds, documents, assignments or assurances in Law or any other acts are necessary or desirable to carry out the purposes of this Agreement (such Party, the “Requesting Party”), the other Party and its Subsidiaries and their respective current and former officers and directors shall be deemed to have granted to the Requesting

Party and its Subsidiaries, and each or any of them, an irrevocable power of attorney to execute and deliver, in such official corporate capacities, all such deeds, assignments or assurances in Law or any other acts as are necessary or desirable to carry out the purposes of this Agreement, and the officers and directors of the Requesting Party and its Subsidiaries, as applicable, are authorized in the name of the other Party and its Subsidiaries or otherwise to take any and all such action.
Section 1.06   Reservation of Right to Revise Structure.
CBAN may at any time and without the approval of FSRL change the method of effecting the business combination contemplated by this Agreement if and to the extent that it reasonably deems such a change to be necessary; provided, however, that no such change shall (a) alter or change the amount of the consideration to be issued to (i) Holders as Merger Consideration or (ii) holders of FSRL Options or FSRL RSUs as currently contemplated in this Agreement, (b) reasonably be expected to materially impede or delay consummation of the Merger, (c) adversely affect the federal income tax treatment of Holders in connection with the Merger, or (d) require submission to or approval of FSRL’s shareholders after the plan of merger set forth in this Agreement has been approved by FSRL’s shareholders. In the event that CBAN elects to make such a change, the Parties agree to cooperate to execute appropriate documents to reflect the change.
Section 1.07   Effects of the Merger.
At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the GBCC.
ARTICLE II
MERGER CONSIDERATION; EXCHANGE PROCEDURES
Section 2.01   Merger Consideration.
Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of the Parties or any shareholder of FSRL:
(a)   Each share of CBAN Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain outstanding following the Effective Time and shall be unchanged by the Merger.
(b)   Each share of FSRL Stock (i) held in treasury stock or (ii) owned directly by CBAN, FSRL, or any of their respective Subsidiaries (excluding shares held in the ESOP, in trust accounts, managed accounts and the like for the benefit of customers or shares held as collateral for outstanding debt previously contracted) immediately prior to the Effective Time shall be cancelled and retired at the Effective Time without any conversion thereof, and no payment shall be made with respect thereto (the “FSRL Cancelled Shares”).
(c)   Notwithstanding anything in this Agreement to the contrary, all shares of FSRL Stock that are issued and outstanding immediately prior to the Effective Time and which are held by a shareholder who did not vote in favor of the Merger (or consent thereto in writing), who has delivered written notice to FSRL of such shareholder’s intent to demand payment for such shares prior to the vote on the Merger, who is entitled to demand and properly demands the fair value of such shares pursuant to, and who complies in all respects with, the provisions of Chapter 13 of the SCBCA, shall not be converted into or be exchangeable for the right to receive the Per Share Merger Consideration (the “Dissenting Shares”), but instead the Holder of such Dissenting Shares (hereinafter called a “Dissenting Shareholder”) shall be entitled to payment of the fair value of such shares in accordance with the applicable provisions of the SCBCA (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist and such holder shall cease to have any rights with respect thereto, except the rights provided for pursuant to the applicable provisions of the SCBCA and this Section 2.01(c)), unless and until such Dissenting Shareholder shall have failed to perfect such holder’s right to receive, or shall have effectively withdrawn or lost rights to demand or receive, the fair value of such shares of FSRL Stock under the applicable provisions of the SCBCA. If any Dissenting Shareholder shall fail to perfect or effectively withdraw or lose such Holder’s dissenter’s rights under the applicable provisions of the SCBCA, or if a court of competent jurisdiction shall determine that such Holder is not entitled to payment, each such Dissenting Share shall be deemed to have been converted into and to have become exchangeable for, the right to receive the Per Share Merger Consideration, without any interest thereon, in accordance with the applicable provisions of this Agreement. FSRL shall give CBAN (i) prompt notice of any written notices to exercise dissenters’ rights in respect of any shares of FSRL Stock, attempted withdrawals of such notices and any other instruments served pursuant to the SCBCA and received by FSRL relating to dissenters’ rights and (ii) the opportunity to participate in negotiations and proceedings with respect to demands for fair value under the SCBCA. FSRL shall not, except with the prior written consent of CBAN (such consent not to be unreasonably withheld, conditioned or delayed), voluntarily make any payment with respect to, or settle, or offer or agree to settle, any such demand for payment. Any portion of the Merger Consideration made available to the Exchange Agent pursuant to this Article II to pay for shares of FSRL Stock for which dissenters’ rights have been perfected shall be returned to CBAN upon demand. If the amount paid to a Dissenting Shareholder exceeds such Dissenting Shareholder’s pro rata portion of the Merger Consideration, such excess amount shall not reduce the Per Share Merger Consideration paid to other Holders.
(d)   Subject to the allocation provisions of this Article II, each share of FSRL Stock (excluding Dissenting Shares and FSRL Cancelled Shares) issued and outstanding at the Effective Time shall cease to be outstanding and shall be converted, in accordance with the terms of this Article II, into and exchanged for the right to receive either:
(i)   a cash payment, without interest, in an amount equal to $19.75 (the “Per Share Cash Consideration”); or
(ii)   0.94 (subject to adjustment as provided in Section 7.01(i)) (the “Exchange Ratio”) shares of CBAN Common Stock (the “Per Share Stock Consideration”).
(e)   Notwithstanding anything to the contrary and for the avoidance of doubt, the Merger shall not be consummated unless at least 50% of the Merger Consideration shall be in the form of CBAN Common Stock.
Section 2.02   Election Procedures.
(a)   Election.
(i)   Prior to the Effective Time, CBAN shall appoint an Exchange Agent, which is acceptable to FSRL in its reasonable discretion, for the payment and exchange of the Merger Consideration.
(ii)   Holders of record of FSRL Stock may elect to receive either shares of CBAN Common Stock or cash in exchange for their shares of FSRL Stock, provided that the aggregate number of shares of FSRL Stock to receive the Per Share Stock Consideration pursuant to this Section 2.02 shall not exceed eighty percent (80%) of the shares of FSRL Stock outstanding immediately prior to the Effective Time (the “Stock Conversion Maximum”); provided, however, the Stock Conversion Maximum is subject to adjustment as provided in Section 7.01(i).
(iii)   An election form (“Election Form”), together with a Letter of Transmittal (as defined in Section 2.07), shall be mailed no less than twenty (20) Business Days prior to the Election Deadline or on such earlier date as CBAN and FSRL shall mutually agree (the “Mailing Date”) to each Holder of record of FSRL Stock as of five (5) Business Days prior to the Mailing Date permitting such Holder, subject to the allocation and election procedures set forth in this Section 2.02, (1) to specify the number of shares of FSRL Stock owned by such Holder with respect to which such Holder desires to receive the Per Share Cash Consideration (a “Cash Election”, and such shares subject to a Cash Election, the “Cash Election Shares”), in accordance with the provisions of Section 2.01(d)(i), (2) to specify the number of shares of FSRL Stock owned by such Holder with respect to which such Holder desires to receive the Per Share Stock Consideration (a “Stock Election” and such shares subject to a Stock Election, the “Stock Election Shares”), in accordance with the provisions of Section 2.01(d)(ii), or (3) to indicate that such record Holder has no preference as to the receipt of cash or CBAN Common Stock for such shares. Holders of record of shares of FSRL Stock who hold such shares as nominees, trustees or in other representative capacities (a “Representative”) may submit multiple Election Forms, provided that each such Election Form covers all the shares of FSRL Stock held by each Representative for a particular beneficial owner. Any shares of FSRL Stock with respect to which the Holder thereof shall not, as of the Election Deadline, have made an election by submission to the Exchange Agent of an effective, properly completed Election Form shall be deemed “Non-Election Shares.” CBAN shall make available one or more Election Forms as may reasonably be requested in writing from time to time by all Persons who become holders (or beneficial owners) of FSRL Stock between the record date for the initial mailing of Election Forms and the close of business on the Business Day prior to the Election Deadline, and FSRL shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.
(iv)   The term “Election Deadline” shall mean 5:00 p.m., Eastern time, on the later of (1) the date of the FSRL Meeting and (2) the date that CBAN and FSRL shall agree is as near as practicable to five (5) Business Days prior to the expected Closing Date. An election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline accompanied by one (1) or more Certificates (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates) representing all the shares of FSRL Stock covered by such Election Form; provided, however, that an Election Form submitted by a Representative who holds shares of FSRL Stock in Book-Entry Form need not be accompanied by a Certificate representing the shares of FSRL Stock by such Election Form. Any Election Form may be revoked or changed by the Person submitting such Election Form to the Exchange Agent by written notice to the Exchange Agent only if such notice of revocation or change is actually received by the Exchange Agent at or prior to the Election Deadline. The Certificate or Certificates relating to any revoked Election Form shall be promptly returned without charge to the Person submitting the Election Form to the Exchange Agent. Shares of FSRL Stock held by holders who acquired such shares subsequent to the Election Deadline will be designated Non-Election Shares. In addition, if a Holder of FSRL Stock either (A) does not submit a properly completed Election Form in a timely fashion or (B) revokes its Election Form prior to the Election Deadline and fails to file a new properly completed Election Form before the deadline, such shares shall be designated Non-Election Shares. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. Neither CBAN nor the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form.
(b)   Allocation.   No later than five (5) Business Days after the Effective Time, CBAN shall cause the Exchange Agent to effect the allocation among Holders of FSRL Stock of rights to receive the Per Share Cash Consideration and/or the Per Share Stock Consideration, which shall be effected by the Exchange Agent as follows:
(i)   If the aggregate number of shares of FSRL Stock with respect to which Stock Elections shall have been made (the “Stock Election Number”) exceeds the Stock Conversion Maximum, then all Cash Election Shares and all Non-Election Shares of each Holder thereof shall be converted into the right to receive the Per Share Cash Consideration, and the Stock Election Shares of each Holder thereof will be converted into the right to receive (1) the Per Share Stock Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (A) the number of Stock Election Shares held by such Holder by (B) the fraction, the numerator of which is the Stock Conversion Maximum and the denominator of which is the Stock Election Number, and (2) the right to receive the Per Share Cash Consideration in respect of the remainder of such Holder’s Stock Election Shares that were not converted into the right to receive the Per Share Stock Consideration pursuant to clause (1) above.
(ii)   If the Stock Election Number is less than the Stock Conversion Maximum (the amount by which the Stock Conversion Maximum exceeds the Stock Election Number being referred to herein as the “Shortfall Number”), then all Stock Election Shares shall be converted into the right to receive the Per Share Stock Consideration and the Non-Election Shares and Cash Election Shares shall be treated in the following manner:
(1)   If the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration and the Non-Election Shares of each Holder thereof shall be converted into the right to receive (A) the Per Share Stock Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such Holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares, and (B) the right to receive the Per Share Cash Consideration in respect of the remainder of such Holder’s Non-Election Shares that were not converted into the right to receive the Per Share Stock Consideration pursuant to clause (A) above; and
(2)   If the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Per Share Stock Consideration and the Cash Election Shares of each Holder thereof shall be converted into the right to receive (A) the Per Share Stock Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such Holder by (y) a fraction, the numerator of which is the amount by which the Shortfall Number exceeds the total number of Non-Election Shares and the denominator of which is the total number of Cash Election Shares, and (B) the right to receive the Per Share Cash Consideration in respect of the remainder of such Holder’s Cash Election Shares that were not converted into the right to receive the Per Share Stock Consideration pursuant to clause (A) above.
Section 2.03   FSRL Stock-Based Awards.
(a)   Immediately prior to, but contingent upon, the Effective Time, each then-outstanding restricted stock unit award granted under any FSRL Stock Plan (a “FSRL RSU”), other than the FSRL RSUs set forth on FSRL Disclosure Schedule 2.03(a) (each, a “Rollover RSU”) shall become fully vested and shall be, as of immediately prior to the Effective Time (but contingent upon the Effective Time), cancelled and converted into the right to receive, at the at the election of the holder and subject to the allocation procedures set forth in Section 2.02(b), the Per Share Cash Consideration or the Per Share Stock Consideration, less the amount of any required withholding Tax, pursuant to Section 2.01(d).
(b)   Immediately prior to the Effective Time (but contingent upon the Effective Time), each Rollover RSU shall cease to represent a right with respect to shares of FSRL Stock and shall be assumed by CBAN and converted into a restricted stock unit (each, a “CBAN RSU”) with respect to shares of CBAN Common Stock under CBAN’s 2020 Incentive Plan. The number of CBAN RSUs issuable with respect to each Rollover RSU will equal the product of (i) the number of shares of FSRL Stock underlying such Rollover RSU and (ii) the Exchange Ratio, rounded down to the nearest whole share. The CBAN RSUs issued upon conversion of the Rollover RSUs shall be subject to substantially the same terms and conditions as the Rollover RSUs, including any vesting and acceleration of vesting provisions (the “Vesting Conditions”); provided that CBAN may implement changes that, in the reasonable and good faith determination of CBAN, are appropriate to conform the Rollover RSUs to the CBAN RSUs, so long as such changes do not modify the Vesting Conditions.
(c)   Each share of restricted FSRL Common Stock (a “FSRL RSA”) that is outstanding immediately prior to the Effective Time shall become fully vested and nonforfeitable and shall be converted automatically into and shall thereafter represent the right to receive, at the election of the Holder and subject to the allocation procedures set forth in Section 2.02(b), the Per Share Cash Consideration or the Per Share Stock Consideration, less the amount of any required withholding Tax, pursuant to Section 2.01(d).
(d)   Immediately prior to, but contingent upon, the Effective Time, each then-outstanding option to purchase FSRL Common Stock granted under any FSRL Stock Plan (each a “FSRL Option”),

whether vested or unvested, shall be cancelled and the holder thereof shall be entitled to receive from FSRL immediately prior to the Effective Time an amount in cash, without interest, equal to the product of (i) the total number of shares of FSRL Common Stock subject to such FSRL Option times (ii) the excess, if any, of the Per Share Cash Consideration over the exercise price per share of FSRL Common Stock under such FSRL Option, less applicable Taxes required to be withheld with respect to such payment. No holder of an FSRL Option that has an exercise price per share of FSRL Common Stock that is equal to or greater than the Per Share Cash Consideration shall be entitled to any payment with respect to such cancelled FSRL Option before, on, or after the Effective Time.
(e)   Prior to the Effective Time, the board of directors of FSRL (or, if appropriate, any committee thereof administering the FSRL Stock Plans) shall adopt such resolutions or take such other actions, including obtaining any necessary consents or amendments to the applicable award agreements and equity plans, as may be required to effectuate the provisions of this Section 2.03. No later than thirty (30) days subsequent to the Effective Time, CBAN shall prepare and have on file with the SEC an effective registration statement on Form S-8 under the Securities Act with respect to the shares of CBAN Common Stock subject to the CBAN RSUs issued upon conversion of the Rollover RSUs.
Section 2.04   Rights as Shareholders; Stock Transfers.
At the Effective Time, all shares of FSRL Stock, when converted in accordance with Section 2.01, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each Certificate or Book-Entry Share previously evidencing such shares shall thereafter represent only the right to receive for each such share of FSRL Stock, the Per Share Merger Consideration and any cash in lieu of fractional shares of CBAN Common Stock in accordance with this Article II. At the Effective Time, holders of FSRL Stock shall cease to be, and shall have no rights as, shareholders of FSRL, other than the right to receive the Per Share Merger Consideration and cash in lieu of fractional shares of CBAN Common Stock as provided under this Article II. At the Effective Time, the stock transfer books of FSRL shall be closed, and there shall be no registration of transfers on the stock transfer books of FSRL of shares of FSRL Stock.
Section 2.05   Fractional Shares.
Notwithstanding any other provision hereof, no fractional shares of CBAN Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger. In lieu thereof, CBAN shall pay or cause to be paid to each Holder who would otherwise receive a fractional share of CBAN Common Stock, rounded to the nearest one hundredth of a share, an amount of cash (without interest and rounded to the nearest whole cent) determined by multiplying the fractional share interest in CBAN Common Stock to which such Holder would otherwise be entitled by the Average Closing Price.
Section 2.06   Plan of Reorganization.
It is intended that the Merger and the Bank Merger shall each qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” as that term is used in Sections 354 and 361 of the Code for each of the Merger and the Bank Merger.
Section 2.07   Exchange Procedures.
CBAN shall cause as promptly as practicable after the Effective Time, but in no event later than five (5) Business Days after the Closing Date, the Exchange Agent to mail or otherwise caused to be delivered to each Holder who has not previously surrendered such Certificate or Certificates or Book-Entry Shares, appropriate and customary transmittal materials, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon delivery of the Certificates or Book-Entry Shares to the Exchange Agent, as well as instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration (including cash in lieu of fractional shares) as provided for in this Agreement (the “Letter of Transmittal”).
Section 2.08   Deposit and Delivery of Merger Consideration.
(a)   Prior to the Effective Time, CBAN shall (i) deposit, or shall cause to be deposited, with the Exchange Agent stock certificates representing the number of shares of CBAN Common Stock and cash sufficient to deliver the Merger Consideration (together with, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.05, and if applicable, cash in an aggregate amount sufficient to make the appropriate payment to the Holders of Dissenting Shares) (collectively, the “Exchange Fund”), and (ii) instruct the Exchange Agent to pay such Merger Consideration and cash in lieu of fractional shares in accordance with this Agreement as promptly as practicable after the Effective Time and conditioned upon receipt of a properly completed Letter of Transmittal. The Exchange Agent and CBAN, as the case may be, shall not be obligated to deliver the Merger Consideration to a Holder to which such Holder would otherwise be entitled as a result of the Merger until such Holder surrenders the Certificates or Book-Entry Shares representing the shares of FSRL Stock for exchange as provided in this Article II, or, an appropriate affidavit of loss and indemnity agreement and/or a bond in such amount as may be reasonably required in each case by CBAN or the Exchange Agent.
(b)   Any portion of the Exchange Fund that remains unclaimed by the shareholders of FSRL for one (1) year after the Effective Time (as well as any interest or proceeds from any investment thereof) shall be delivered by the Exchange Agent to CBAN. Any shareholders of FSRL who have not theretofore complied with this Section 2.08 shall thereafter look only to CBAN for the Merger Consideration, any cash in lieu of fractional shares of FSRL Stock to be issued or paid in consideration therefor, and any dividends or distributions to which such Holder is entitled in respect of each share of FSRL Stock such shareholder held immediately prior to the Effective Time, as determined pursuant to this Agreement, in each case without any interest thereon. If outstanding Certificates or Book-Entry Shares for shares of FSRL Stock are not surrendered or the payment for them is not claimed prior to the date on which such shares of CBAN Common Stock or cash would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by the law of abandoned property and any other applicable Law, become the property of CBAN (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any Person previously entitled to such property. Neither the Exchange Agent nor either Party shall be liable to any Holder represented by any Certificate or Book-Entry Share for any amounts delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. CBAN and the Exchange Agent shall be entitled to rely upon the stock transfer books of FSRL to establish the identity of those Persons entitled to receive the Merger Consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of any shares of FSRL Stock represented by any Certificate or Book-Entry Share, CBAN and the Exchange Agent shall be entitled to tender to the custody of any court of competent jurisdiction any Per Share Merger Consideration represented by such Certificate or Book-Entry Share and file legal proceedings interpleading all parties to such dispute, and will thereafter be relieved with respect to any claims thereto.
(c)   CBAN or the Exchange Agent, as applicable, shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any Holder such amounts as CBAN is required to deduct and withhold under applicable Law. Any amounts so deducted and withheld shall be remitted to the appropriate Governmental Authority and upon such remittance shall be treated for all purposes of this Agreement as having been paid to the Holder in respect of which such deduction and withholding was made by CBAN or the Exchange Agent, as applicable.
Section 2.09   Rights of Certificate Holders after the Effective Time.
(a)   All shares of CBAN Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and if ever a dividend or other distribution is declared by CBAN in respect of the CBAN Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares of CBAN Common Stock issuable pursuant to this Agreement. No dividends or other distributions in respect of the CBAN Common Stock shall be paid to any Holder of any unsurrendered Certificate or Book-Entry Share until such Certificate or Book-Entry Share is surrendered for exchange in accordance with this Article II. Subject to the effect of applicable Laws, following surrender of any such Certificate or Book-Entry Share, there shall be issued and/or paid to the Holder of the certificates representing whole shares of CBAN Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of CBAN Common Stock and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of CBAN Common Stock with a record date after the Effective Time but with a payment date subsequent to surrender. For the avoidance of doubt, Holders shall not have any right to participate in any dividends or other distributions declared by CBAN in respect of the CBAN Common Stock if the record date of such dividend or distribution is prior to the Effective Time.
(b)   In the event of a transfer of ownership of a Certificate representing FSRL Stock that is not registered in the stock transfer records of FSRL, the proper amount of cash and/or shares of CBAN Common Stock shall be paid or issued in exchange therefor to a person other than the person in whose name the Certificate so surrendered is registered if the Certificate formerly representing such FSRL Stock shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a person other than the registered Holder of the Certificate or establish to the satisfaction of CBAN that the Tax has been paid or is not applicable.
Section 2.10   Anti-Dilution Provisions.
If the number of shares of CBAN Common Stock or FSRL Stock issued and outstanding prior to the Effective Time shall be increased or decreased, or changed into or exchanged for a different number of kind of shares or securities, in any such case as a result of a stock split, reverse stock split, stock combination, stock dividend, reclassification or similar transaction, or there shall be any extraordinary dividend or distribution with respect to such stock, and the record date therefor shall be prior to the Effective Time, an appropriate and proportionate adjustment shall be made to the Merger Consideration to give holders of FSRL Stock the same economic effect as contemplated by this Agreement prior to such event. For the avoidance of doubt, no adjustment shall be made with regard to CBAN Common Stock if (i) CBAN issues additional shares of CBAN Common Stock and receives consideration for such shares (including, without limitation, upon the exercise of outstanding stock options or other equity awards) or (ii) CBAN issues employee or director stock grants or similar equity awards pursuant to a CBAN benefit plan.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF FSRL
Except as set forth in the disclosure schedule delivered by FSRL to CBAN prior to or concurrently with the execution of this Agreement with respect to each such Section below (the “FSRL Disclosure Schedule”); provided, that (a) the mere inclusion of an item in the FSRL Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by FSRL that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect on FSRL and (b) any disclosures made with respect to a section of Article III shall be deemed to qualify (i) any other section of Article III specifically referenced or cross-referenced and (ii) other sections of Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, FSRL hereby represents and warrants to CBAN as follows:
Section 3.01   Organization and Standing.
Each of FSRL and its Subsidiaries is (a) an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation and (b) is duly licensed or qualified to do business and in good standing in each jurisdiction where its ownership or leasing of property or the conduct of its business requires such qualification, except where the failure to be so licensed or qualified has not had, and is not reasonably likely to have, a Material Adverse Effect with respect to FSRL. A complete and accurate list of all such jurisdictions described in (a) and (b) is set forth in FSRL Disclosure Schedule 3.01.
Section 3.02   Capital Stock.
(a)   The authorized capital stock of FSRL consists of 20,000,000 shares of FSRL Common Stock and 10,000,000 shares of FSRL Preferred Stock. As of the date hereof, there are 7,896,292 shares of FSRL Common Stock issued and outstanding (including 110,329 shares of FSRL RSAs) and 51,132 shares of FSRL Preferred Stock issued and outstanding. As of the date hereof, there are

321,465 shares of FSRL Common Stock subject to outstanding FSRL RSUs and FSRL Options to acquire 100,000 shares of FSRL Common Stock are outstanding. There are no shares of FSRL Stock held by any of FSRL’s Subsidiaries. There are no bonds, debentures, notes or other indebtedness of FSRL having the right to vote on any matters on which shareholders of FSRL may vote. Except as set forth on FSRL Disclosure Schedule 3.02(a), no trust preferred securities or subordinated debt securities of FSRL are issued or outstanding.
(b)   FSRL Disclosure Schedule 3.02(b) sets forth, as of the date hereof, the name and address, as reflected on the books and records of FSRL, of each Holder, and the number and type of shares of FSRL Stock held by each such Holder. The issued and outstanding shares of FSRL Stock are duly authorized, validly issued, fully paid, non-assessable and have not been issued in violation of nor are they subject to preemptive rights of any FSRL shareholder. All shares of FSRL’s capital stock issued and outstanding have been issued in compliance with and not in violation of any applicable federal or state securities Laws.
(c)   FSRL Disclosure Schedule 3.02(c) sets forth, as of the date hereof, for each grant or award of FSRL RSAs, FSRL RSUs or FSRL Options, the (i) name of the grantee, (ii) date of the grant, (iii) vesting schedule and vesting status, (iv) number of shares of FSRL Common Stock, or any other security of FSRL, subject to such award, (v) for each FSRL Option, the exercise price per share underlying such FSRL Option and the expiration date, and (vi) the FSRL Stock Plan under which such award was granted. Each FSRL Option, FSRL RSU, and FSRL RSA is and has been at all times exempt from, or in compliance with, Section 409A of the Code and qualifies for the tax treatment afforded thereto in FSRL’s Tax Returns. Each grant of FSRL RSUs, FSRL RSAs or FSRL Options (A) was appropriately authorized or ratified by the board of directors of FSRL or the compensation committee thereof as of a date no later than the date on which the grant of such FSRL RSA, FSRL RSU or FSRL Option was by its terms to be effective by all necessary corporate action, (B) was made in accordance with the terms of the FSRL Stock Plans and any applicable Law (including valid exemptions from registration under applicable securities Laws) and regulatory rules or requirements; and (C) for FSRL Options, has been granted with an exercise price equal to or greater than the fair market value (within the meaning of Section 409A of the Code) of a share of FSRL Common Stock on the date of grant. There are no outstanding shares of capital stock of any class, or any options, warrants or other similar rights, convertible or exchangeable securities, “phantom stock” rights, stock appreciation rights, stock based performance units, agreements, arrangements, commitments or understandings to which FSRL or any of its Subsidiaries is a party, whether or not in writing, of any character relating to the issued or unissued capital stock or other securities of FSRL or any of FSRL’s Subsidiaries or obligating FSRL or any of FSRL’s Subsidiaries to issue (whether upon conversion, exchange or otherwise) or sell any share of capital stock of, or other equity interests in or other securities of, FSRL or any of FSRL’s Subsidiaries other than those listed in FSRL Disclosure Schedule 3.02(c). There are no obligations, contingent or otherwise, of FSRL or any of FSRL’s Subsidiaries to repurchase, redeem or otherwise acquire any shares of FSRL Stock or capital stock of any of FSRL’s Subsidiaries or any other securities of FSRL or any of FSRL’s Subsidiaries or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity. Except for the FSRL Voting Agreements, there are no agreements, arrangements or other understandings with respect to the voting of FSRL’s capital stock and there are no agreements or arrangements under which FSRL is obligated to register the sale of any of its securities under the Securities Act.
(d)   FSRL Disclosure Schedule 3.02(d) sets forth a list of all repurchases by FSRL of FSRL Stock since January 1, 2023, including the date of such repurchase, the number, class, and series of the shares repurchased, and the price at which FSRL executed such repurchase. FSRL conducted all such repurchases were conducted in material compliance with applicable Laws. To the Knowledge of FSRL, all Affiliates of FSRL have, since January 1, 2023, conducted purchases and sales of FSRL in material compliance with applicable Laws.
(e)   FSRL is not a party to any agreement that provides holders of FSRL Stock with rights as holders of FSRL Stock that are in addition to those provided by FSRL’s articles of incorporation, FSRL’s bylaws, or by applicable Law.

Section 3.03   Subsidiaries.
(a)   FSRL Disclosure Schedule 3.03(a) sets forth a complete and accurate list of all Subsidiaries of FSRL, including the jurisdiction of organization and all jurisdictions in which any such entity is qualified to do business and the number of shares or other equity interests in such Subsidiary held by FSRL. Except as set forth in FSRL Disclosure Schedule 3.03(a), (i) FSRL owns, directly or indirectly, all of the issued and outstanding equity securities of each FSRL Subsidiary, (ii) no equity securities of any of FSRL’s Subsidiaries are or may become required to be issued (other than to FSRL) by reason of any contractual right or otherwise, (iii) there are no contracts, commitments, understandings or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any of its equity securities (other than to FSRL or a wholly-owned Subsidiary of FSRL), (iv) there are no contracts, commitments, understandings or arrangements relating to FSRL’s rights to vote or to dispose of such securities, (v) all of the equity securities of each such Subsidiary held by FSRL, directly or indirectly, are validly issued, fully paid, non-assessable and are not subject to preemptive or similar rights, and (vi) all of the equity securities of each Subsidiary that is owned, directly or indirectly, by FSRL or any Subsidiary thereof, are free and clear of all Liens, other than restrictions on transfer under applicable securities or banking Laws. There are no material restrictions on the ability of any Subsidiary of FSRL to pay dividends or make distributions to FSRL, except for restrictions generally applicable to similarly regulated entities.
(b)   First Reliance Capital Trust I is a Subsidiary of FSRL, the common securities of which are wholly owned by FSRL, formed for the purpose of issuing “trust preferred securities.” The proceeds from the sale of the securities and the issuance of the capital securities by First Reliance Capital Trust I were invested in Fixed/Floating Junior Subordinated Deferrable Interest Debentures issued by FSRL (the “FSRL Junior Subordinated Debt”), which are the sole assets of such trust. FSRL has performed all the obligations required to be performed by it and is not in default under the terms of the FSRL Junior Subordinated Debt or the trust preferred securities and agreements related thereto. The FSRL Junior Subordinated Debt (i) is not convertible into FSRL Stock, (ii) does not carry voting rights with respect to any FSRL Stock and (iii) does not contain dividend limitation provisions upon FSRL Stock except in the event of default or in the event of deferral of the payments due thereon. Except as set forth in FSRL Disclosure Schedule 3.03(b), neither FSRL nor any of its Subsidiaries has any trust preferred securities or other similar securities outstanding.
(c)   Neither FSRL nor any of FSRL’s Subsidiaries owns any stock or equity interest in any depository institution (as defined in 12 U.S.C. Section 1813(c)(1)) other than First Reliance Bank. Except as set forth in FSRL Disclosure Schedule 3.03(c), neither FSRL nor any of FSRL’s Subsidiaries beneficially owns, directly or indirectly (other than in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted), any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind.
Section 3.04   Corporate Power; Minute Books.
(a)   FSRL and each of its Subsidiaries has the corporate or similar power and authority to carry on its business as it is now being conducted and to own all of its properties and assets; and FSRL has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject to receipt of all necessary approvals of Governmental Authorities, the Regulatory Approvals and the Requisite FSRL Shareholder Approval.
(b)   FSRL has made available to CBAN a complete and correct copy of its articles of incorporation and bylaws or equivalent organizational documents, each as amended to date, of FSRL and each of its Subsidiaries, the minute books of FSRL and each of its Subsidiaries, and the stock ledgers and stock transfer books of FSRL and each of its Subsidiaries. Neither FSRL nor any of its Subsidiaries is in violation of any of the terms of its articles of incorporation, bylaws or equivalent organizational documents. The minute books of FSRL and each of its Subsidiaries contain records of all meetings held by, and all other corporate or similar actions of, their respective shareholders and boards of directors (including committees of their respective boards of directors) or other governing bodies, which records are complete and accurate in all material respects. The stock ledgers and the stock transfer books of FSRL and each of its Subsidiaries contain complete and accurate records of the ownership of the equity securities of FSRL and each of its Subsidiaries.
Section 3.05   Corporate Authority.
Subject only to the receipt of the Requisite FSRL Shareholder Approval at the FSRL Meeting, this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of FSRL and the board of directors of FSRL on or prior to the date hereof. The board of directors of FSRL has determined that the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, FSRL and its shareholders and has resolved to recommend that FSRL’s shareholders approve and adopt this Agreement and direct that this Agreement be submitted to FSRL’s shareholders for approval at a meeting of the shareholders. Except for the receipt of the Requisite FSRL Shareholder Approval in accordance with the SCBCA and FSRL’s articles of incorporation and bylaws, no other vote or action of the shareholders of FSRL is required by Law, the articles of incorporation or bylaws of FSRL or otherwise to approve this Agreement and the transactions contemplated hereby. To the Knowledge of FSRL, there is no shareholder holding 5% or more of the outstanding shares of FSRL Common Stock who intends to vote against the approval of this Agreement. FSRL has duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by CBAN, this Agreement is a valid and legally binding obligation of FSRL, enforceable in accordance with its terms (except to the extent that validity and enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity or by principles of public policy (the “Enforceability Exception”)).
Section 3.06   Regulatory Approvals; No Defaults.
(a)   No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority are required to be made or obtained by FSRL or any of its Subsidiaries in connection with the execution, delivery or performance by FSRL of this Agreement or to consummate the transactions contemplated by this Agreement, except as may be required for (i) filings of applications and notices with, and receipt of consents, authorizations, approvals, exemptions or non-objections from the SEC, NYSE, state securities authorities, the Financial Industry Regulatory Authority, Inc., applicable securities, commodities and futures exchanges, and other industry self-regulatory organizations (each, an “SRO”), (ii) filings of applications or notices with, and consents, approvals or waivers by the FRB, the FDIC, the Georgia Department of Banking and Finance, the South Carolina Office of the Commissioner of Banking and other banking, regulatory, self-regulatory or enforcement authorities or any courts, administrative agencies or commissions or other Governmental Authorities and approval of or non-objection to such applications, filings and notices (taken together with the items listed in clause (i), the “Regulatory Approvals”), (iii) the filing by CBAN with the SEC of the Proxy Statement-Prospectus and the Registration Statement and declaration of effectiveness of the Registration Statement, (iv) the filing of the Articles of Merger contemplated by Section 1.04(a) and the filing of documents with the Secretary of State of the State of Georgia, the Secretary of State of the State of South Carolina or other applicable Governmental Authorities to cause the Bank Merger to become effective and (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of CBAN Common Stock pursuant to this Agreement (the “CBAN Common Stock Issuance”) and approval of listing of such CBAN Common Stock on the NYSE. Subject to the receipt of the approvals referred to in the preceding sentence, the Requisite FSRL Shareholder Approval and as set forth on FSRL Disclosure Schedule 3.06(a), the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by FSRL do not and will not (A) constitute a breach or violation of, or a default under, the articles of incorporation, bylaws or similar governing documents of FSRL or any of its respective Subsidiaries, (B) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to FSRL or any of its Subsidiaries, or any of their respective properties or assets, (C) conflict with, result in a breach or violation of any provision of, or the loss of any benefit under, or a default (or an event which, with or without notice or lapse of time, or both, would constitute a default) under, result in the creation of any Lien under, result in a right of termination or the acceleration of any right or obligation (which, in each case, would have a material impact on FSRL or could reasonably be expected to result in a financial obligation or penalty in excess of $50,000)

under any permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, contract, franchise, agreement or other instrument or obligation of FSRL or any of its Subsidiaries or to which FSRL or any of its Subsidiaries, or their respective properties or assets is subject or bound, or (D) require the consent or approval of any third party or Governmental Authority under any such Law, rule or regulation or any judgment, decree, order, permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, contract, franchise, agreement or other instrument or obligation that would have a material impact on FSRL or result in a material financial penalty to FSRL.
(b)   As of the date hereof, FSRL has no Knowledge of any reason (i) why the Regulatory Approvals referred to in Section 6.01(b) will not be received in customary time frames from the applicable Governmental Authorities having jurisdiction over the transactions contemplated by this Agreement or (ii) why any Burdensome Condition would be imposed.
Section 3.07   Financial Statements; Internal Controls.
(a)   FSRL has previously delivered or made available to CBAN copies of FSRL’s (i) audited consolidated financial statements (including the related notes and schedules thereto) as of and for the years ended December 31, 2025, 2024 and 2023, accompanied by the unqualified audit reports of Elliott Davis, LLC, independent registered accountants (collectively, the “Audited Financial Statements”) and (ii) unaudited interim consolidated financial statements (including any related notes and the schedules thereto) for the three (3) months ended March 31, 2026 (the “Unaudited Financial Statements” and collectively with the Audited Financial Statements, the “Financial Statements”). The Financial Statements (including any related notes and schedules thereto) are accurate and complete in all material respects and fairly present in all material respects the financial condition and the results of operations, changes in shareholders’ equity, and cash flows of FSRL and its consolidated Subsidiaries as of the respective dates of and for the periods referred to in such financial statements, all in accordance with GAAP, consistently applied, subject, in the case of the Unaudited Financial Statements, to (A) the absence of consolidated statements of changes in stockholders’ equity, consolidated statements of comprehensive income (loss), and consolidated statements of cash flow, (B) normal, recurring year-end adjustments (the effect of which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to FSRL), and (C) the absence of notes and schedules (that, if presented, would not differ materially from those included in the Audited Financial Statements). No financial statements of any entity or enterprise other than FSRL’s Subsidiaries are required by GAAP to be included in the consolidated financial statements of FSRL. The audits of FSRL have been conducted in accordance with GAAP. Since December 31, 2023, neither FSRL nor any of its Subsidiaries has any liabilities or obligations of a nature that would be required by GAAP to be set forth on its consolidated balance sheet or in the notes thereto except for liabilities reflected or reserved against in the Financial Statements and current liabilities incurred in the Ordinary Course of Business since December 31, 2023. True, correct and complete copies of the Financial Statements are set forth in FSRL Disclosure Schedule 3.07(a). The books and records of FSRL and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and applicable Law and accurately reflect in all material respects the transactions and dispositions of the assets of FSRL and its Subsidiaries.
(b)   The financial statements contained in the Consolidated Reports of Condition and Income (the “Call Reports”) of First Reliance Bank for the periods ended on or after December 31, 2023, (i) are true, accurate and complete in all material respects, (ii) have been prepared in accordance with GAAP and regulatory accounting principles consistently applied, except as may be otherwise indicated in the notes thereto and except for the omission of footnotes, (iii) have been filed on a timely basis, and (iv) fairly present in all material respects the financial condition of First Reliance Bank as of the respective dates set forth therein and the results of operations and stockholders’ equity for the respective periods set forth therein, subject to year-end adjustments, in compliance with the rules and regulations of applicable federal banking authorities. The financial statements contained in the Call Reports of First Reliance Bank to be prepared after the date of this Agreement and prior to the Closing (A) will be true, accurate and complete in all material respects, (B) will have been prepared in accordance with

GAAP and regulatory accounting principles consistently applied, except as may be otherwise indicated in the notes thereto and except for the omission of footnotes, and (C) will fairly present in all material respects the financial condition of First Reliance Bank as of the respective dates set forth therein and the results of operations and stockholders’ equity of First Reliance Bank for the respective periods set forth therein, subject to year-end adjustments, in compliance with the rules and regulations of applicable federal banking authorities.
(c)   The records, systems, controls, data and information of FSRL and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of FSRL or its Subsidiaries or accountants (including all means of access thereto and therefrom). FSRL and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, and those internal accounting controls are sufficient to provide reasonable assurance that (i) transactions are recorded with its management’s general or specific authorizations and (ii) transactions are recorded in conformity with GAAP and applicable Law. None of FSRL, its Subsidiaries or any director, officer, employee, agent or other Person acting behalf of FSRL or any of FSRL’s Subsidiaries, has made any fraudulent entry on the books or records of FSRL or any of FSRL’s Subsidiaries. Neither FSRL nor any of its Subsidiaries, nor any director, senior executive officer, or auditor independent accountant of FSRL or its Subsidiaries, has received written notice or otherwise obtained actual knowledge of any material weakness regarding the accounting or auditing practices, procedures or methods of FSRL or any of FSRL’s Subsidiaries or their respective internal accounting controls.
(d)   FSRL has disclosed based on its most recent evaluations, to its outside auditors and the audit committee of the board of directors of FSRL (i) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect FSRL’s ability to record, process, summarize and report financial data and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in FSRL’s internal control over financial reporting.
(e)   Except as set forth in FSRL Disclosure Schedule 3.07(e), since December 31, 2023, (x) neither FSRL nor any of its Subsidiaries nor, to FSRL’s Knowledge, any director, officer, employee, auditor, accountant or representative of FSRL or any of its Subsidiaries has received, or otherwise had or obtained Knowledge of, any material complaint, allegation, assertion or claim, whether written or oral, regarding the integrity of the Financial Statements, any financial statements of any Subsidiary of FSRL, including the Call Reports, the accounting or auditing practices, procedures, methodologies or methods of FSRL or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that FSRL or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (y) no attorney representing FSRL or any of its Subsidiaries, whether or not employed by FSRL or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duties or similar violation by FSRL or any of its officers, directors, employees, or agents to the board of directors of FSRL or any committee of the board of directors or, to FSRL’s Knowledge, to any director or officer of FSRL. To FSRL’s Knowledge, there have been no instances of fraud by FSRL or any of its Subsidiaries, whether or not material.
(f)   The most recent Financial Statements as of the date hereof reflect an adequate reserve, in accordance with GAAP, for all Taxes payable by FSRL and its Subsidiaries for all taxable periods through the date of such Financial Statements. Since December 31, 2023, neither FSRL nor any of its Subsidiaries has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the Ordinary Course of Business. Except for (i) those liabilities that are fully reflected or reserved for in the Financial Statements, (ii) liabilities or obligations incurred in the Ordinary Course of Business since December 31, 2023 in amounts consistent with past practice, (iii) liabilities that have been discharged or paid in full before the Closing Date; or (iv) liabilities or obligations incurred directly as a result of this Agreement, neither FSRL nor any of its Subsidiaries has incurred any material liability of any nature whatsoever (whether absolute, accrued or contingent or otherwise and whether due or to become due), and there is no existing condition, situation or set of circumstances that would reasonably be expected to result in such a liability, other than pursuant to or as contemplated by this Agreement or that, either alone or when combined with all other liabilities of a type not described in clause (i) – (iv), has had, or would be reasonably expected to have, a Material Adverse Effect with respect to FSRL.
(g)   The Financial Statements to be prepared by FSRL after the date of this Agreement and prior to the Closing (i) will be true, accurate and complete in all material respects, (ii) will be prepared from, and in accordance with, the books and records of FSRL and its Subsidiaries, (iii) will be prepared in accordance with GAAP, consistently applied and (iv) will fairly present in all material respects the consolidated financial condition, results of operations, changes in shareholders’ equity and cash flows of FSRL and its Subsidiaries as of the respective dates and for the respective periods covered thereby, subject to normal year-end adjustments and the absence of footnotes in the case of unaudited interim financial statements.
(h)   The independent registered public accounting firm that audited the Annual Financial Statements is, and has been throughout the periods covered by such financial statements, “independent” within the meaning of Rule 2-01 of Regulation S-X. As of the date hereof, such accounting firm has not resigned or been dismissed as a result of or in connection with any disagreement with FSRL on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
Section 3.08   Regulatory Reports.
Since January 1, 2023, FSRL and its Subsidiaries have timely filed with the FRB, the FDIC, any SRO and any other applicable Governmental Authority, in correct form, the material reports, registration statements and other documents required to be filed under applicable Laws and regulations and have paid all fees and assessments due and payable in connection therewith, and such reports were complete and accurate and in compliance in all material respects with the requirements of applicable Laws and regulations. Other than normal examinations conducted by a Governmental Authority in the Ordinary Course of Business, no Governmental Authority has notified FSRL or any of its Subsidiaries that it has initiated any proceeding or, to the Knowledge of FSRL, threatened an investigation into the business or operations of FSRL or any of its Subsidiaries since January 1, 2023. Subject to Section 9.11, (i) there is no material and unresolved violation, criticism or exception by any Governmental Authority with respect to any report or statement relating to any examinations or inspections of FSRL or any of its Subsidiaries, and (ii) there have been no formal or informal inquiries by, or disagreements or disputes with, any Governmental Authority with respect to the business, operations, policies or procedures of FSRL or any of its Subsidiaries since January 1, 2023.
Section 3.09   Absence of Undisclosed Liabilities.
Neither FSRL nor any of its Subsidiaries has any material liability or obligation (whether absolute, accrued, contingent or otherwise), except for (a) those liabilities that are reflected or reserved against on the Financial Statements (including any notes thereto), (b) those liabilities incurred in the Ordinary Course of Business consistent with past practice from March 31, 2026 through the date of this Agreement, (c) those liabilities incurred in connection with this Agreement and the transactions contemplated hereby, and (d) those liabilities and obligations, if any, set forth on FSRL Disclosure Schedule 3.09.
Section 3.10   Absence of Certain Changes or Events.
Except as set forth in FSRL Disclosure Schedule 3.10, the Financial Statements or as otherwise contemplated by this Agreement, since December 31, 2025, (a) FSRL and its Subsidiaries have carried on their respective businesses in all material respects in the Ordinary Course of Business, (b) there have been no events, changes or circumstances which have had, or are reasonable likely to have, individually or in the aggregate, a Material Adverse Effect with respect to FSRL, and (c) neither FSRL nor any of its Subsidiaries has taken any action or failed to take any action prior to the date of this Agreement which action or failure, if taken after the date of this Agreement, would constitute a material breach or violation of any of the covenants and agreements set forth in Section 5.01.

Section 3.11   Legal Proceedings.
(a)   Except as set forth in FSRL Disclosure Schedule 3.11(a), there is no material civil, criminal, administrative or regulatory action, suit, demand letter, demand for indemnification, claim, hearing, notice of violation, arbitration, investigation, order to show cause, market conduct examination, notice of non-compliance or other proceeding of any nature pending or, to the Knowledge of FSRL, threatened against FSRL or any of its Subsidiaries or any of their current or former directors or executive officers in their capacities as such, or to which FSRL or any of its Subsidiaries or any of their current or former director or executive officer, in their capacities as such, is a party, including without limitation, any such actions, suits, demand letters, demands for indemnification, claims, hearings, notices of violation, arbitrations, investigations, orders to show cause, market conduct examinations, notices of non-compliance or other proceedings of any nature that would challenge the validity or propriety of the transactions contemplated by this Agreement.
(b)   There is no material injunction, order, judgment or decree or regulatory restriction imposed upon FSRL or any of its Subsidiaries, or the assets of FSRL or any of its Subsidiaries (or that, upon consummation of the Merger or the Bank Merger would apply to the Surviving Entity or any of its Subsidiaries or affiliates), and neither FSRL nor any of its Subsidiaries has been advised of the threat of any such action, other than any such injunction, order, judgement or decree that is generally applicable to all Persons in businesses similar to that of FSRL or any of FSRL’s Subsidiaries.
(c)   To the Knowledge of FSRL, no event has occurred and no circumstance exists that would reasonably be expected to give rise to or serve as a basis for the commencement of any material civil, criminal, administrative or regulatory action, suit, claim, arbitration or investigation against FSRL or any of its Subsidiaries, including any proceeding or the type described in clauses (a) or (b) above.
Section 3.12   Compliance with Laws.
(a)   FSRL and each of its Subsidiaries is, and has been since January 1, 2023, in compliance in all material respects with all applicable federal, state, local and foreign Laws, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Home Mortgage Disclosure Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Dodd-Frank Act, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act or the regulations implementing such statutes, all other applicable anti-money laundering Laws, fair lending Laws and other Laws relating to discriminatory lending, financing, leasing or business practices and all agency requirements relating to the origination, sale and servicing of mortgage loans. Since January 1, 2023, neither FSRL nor any of its Subsidiaries has been advised of any supervisory concerns regarding their compliance with the Bank Secrecy Act or related state or federal anti-money laundering laws, regulations and guidelines, including without limitation those provisions of federal regulations requiring (i) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (ii) the maintenance of records and (iii) the exercise of due diligence in identifying customers. Neither FSRL nor any of its Subsidiaries has been advised by any Governmental Authority of any material deficiencies or concerns in respect of its compliance with applicable Laws.
(b)   FSRL and each of its Subsidiaries have all material permits, licenses, authorizations, orders and approvals of, and each has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted. All such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to FSRL’s Knowledge, no suspension or cancellation of any of them is threatened.
(c)   Neither FSRL nor any of its Subsidiaries has received, since January 1, 2023, written or, to FSRL’s Knowledge, oral notification from any Governmental Authority (i) asserting that it is materially in non-compliance with any of the Laws which such Governmental Authority enforces or (ii) threatening to revoke any license, franchise, permit or governmental authorization (nor, to FSRL’s Knowledge, do any grounds for any of the foregoing exist).

Section 3.13   FSRL Material Contracts; Defaults.
(a)   Other than the FSRL Benefit Plans, neither FSRL nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (i) which would entitle any present or former director, officer, employee, consultant or agent of FSRL or any of its Subsidiaries to indemnification from FSRL or any of its Subsidiaries; (ii) which grants any right of first refusal, right of first offer or similar right with respect to any assets or properties of FSRL or its respective Subsidiaries; (iii) related to the borrowing by FSRL or any of its Subsidiaries of money other than those entered into in the Ordinary Course of Business and any guaranty of any obligation for the borrowing of money, excluding endorsements made for collection, repurchase or resell agreements, letters of credit and guaranties made in the Ordinary Course of Business; (iv) which provides for payments to be made by FSRL or any of its Subsidiaries upon a change in control thereof; (v) relating to the lease of personal property having a value in excess of $25,000 individually or $50,000 in the aggregate; (vi) relating to any joint venture, partnership, limited liability company agreement or other similar agreement or arrangement; (vii) which relates to capital expenditures and involves future payments in excess of $50,000 individually or $125,000 in the aggregate; (viii) which relates to the disposition or acquisition of assets or any interest in any business enterprise outside the Ordinary Course of Business; (ix) which is not terminable on sixty (60) days or less notice and involving the payment of more than $30,000 per annum; (x) which contains a non-compete or client or customer non-solicit requirement or any other provision that restricts the conduct of any line of business by FSRL or any of its Affiliates or upon consummation of the Merger will restrict the ability of the Surviving Entity or any of its Affiliates to engage in any line of business (including, for the avoidance of doubt, any exclusivity provision granted in favor of any third party) or which grants any right of first refusal, right of first offer or similar right or that limits or purports to limit the ability of FSRL or any of its Subsidiaries (or, following consummation of the transactions contemplated hereby, CBAN or any of its Subsidiaries) to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business; (xi) pursuant to which FSRL or any of its Subsidiaries may become obligated to invest in or contribute capital to any entity; (xii) which provides that the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement; (xiii) any debt securities or any swaps, hedging or derivatives arrangements (or the guarantee of any of the foregoing by FSRL or any of its Subsidiaries); (xiv) any employment, severance, termination, consulting, retention or retirement agreement; (xv) any agreement with any Affiliate, officer, director, employee, or consultant of FSRL or any of its Subsidiaries (other than ordinary course loans or deposits); (xvi) any settlement agreement, consent agreement or similar agreement (including with any Governmental Authority) that imposes continuing material obligations on FSRL or any of its Subsidiaries; or (xvii) any agreement that provides rights to investors, including registration, preemptive, anti-dilution or board designation rights; (each such contract, arrangement, commitment or understanding of the type described in this Section 3.13(a) is listed in FSRL Disclosure Schedule 3.13(a), and is referred to herein as a “FSRL Material Contract”). FSRL has previously made available to CBAN true, complete and correct copies of each such FSRL Material Contract, including any and all amendments and modifications thereto. All indebtedness for borrowed money of FSRL or any of its Subsidiaries is prepayable without penalty or premium, except as set forth in FSRL Disclosure Schedule 3.13(a) and FSRL Disclosure Schedule 3.03(b).
(b)   (i) Each FSRL Material Contract is valid and binding on FSRL and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and is in full force and effect and enforceable in accordance with its terms (assuming the due execution by each other party thereto, provided that FSRL hereby represents and warrants that, to its Knowledge, each FSRL Material Contract is duly executed by all such parties), subject to the Enforceability Exception; (ii) FSRL and each of its Subsidiaries and, to the Knowledge of FSRL, each of the other parties thereto, has in all material respects performed all obligations required to be performed by such party to date under each FSRL Material Contract; and (iii) and neither FSRL nor any of its Subsidiaries is in default under any FSRL Material Contract or other “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), to which it is a party, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a material default. No power of attorney or similar authorization given directly or indirectly by FSRL or any of its Subsidiaries is currently outstanding. No counterparty to any FSRL Material Contract has exercised, or delivered written notice of intent to exercise, any force majeure or similar provision to excuse or delay performance thereunder.
(c)   FSRL Disclosure Schedule 3.13(c) sets forth a true and complete list of all FSRL Material Contracts pursuant to which consents, waivers or notices are or may be required to be given thereunder, in each case, prior to the performance by FSRL of this Agreement and the consummation of the Merger, the Bank Merger and the other transactions contemplated hereby and thereby.
(d)   FSRL Disclosure Schedule 3.13(d) contains a schedule showing the estimated, with reasonable precision, present value of the monetary amounts payable as of the date specified in such schedule, whether individually or in the aggregate (including good faith estimates of all amounts not subject to precise quantification as of the date of this Agreement), under any employment, change-in-control, severance, salary continuation, deferred compensation, supplemental retirement or similar contract, plan or arrangement with or which covers any present or former employee, director or consultant of FSRL or any of its Subsidiaries and identifying the types and estimated amounts of the in-kind benefits due under any FSRL Benefit Plan or FSRL Material Contract for each such person, specifying the assumptions in such schedule. The failure of FSRL to include immaterial amounts (both individually and/or in the aggregate) under this Section 3.13(d) shall not constitute a breach hereof.
Section 3.14   Agreements with Regulatory Agencies.
Neither FSRL nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is a recipient of any extraordinary supervisory letter from, or is subject to any order or directive by, or has adopted any board resolutions at the request of any Governmental Authority (each a “FSRL Regulatory Agreement”) that restricts, or by its terms will in the future restrict, the conduct of FSRL’s or any of its Subsidiaries’ business or that in any manner relates to their capital adequacy, credit or risk management policies, dividend policies, management, business or operations, nor has FSRL or any of its Subsidiaries been advised by any Governmental Authority that it is considering issuing, initiating, ordering, requesting, recommending, or otherwise proceeding with (or is considering the appropriateness of any of the aforementioned actions) any FSRL Regulatory Agreement. To FSRL’s Knowledge, there are no investigations relating to any regulatory matters pending before any Governmental Authority with respect to FSRL or any of its Subsidiaries.
Section 3.15   Brokers; Fairness Opinion.
Neither FSRL nor any of its officers, directors or any of its Subsidiaries has employed any broker or finder or incurred, nor will it incur, any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that FSRL has engaged, and will pay a fee or commission to Hovde Group, LLC (“FSRL Financial Advisor”), in accordance with the terms of a letter agreement between FSRL Financial Advisor and FSRL, a true, complete and correct copy of which has been previously delivered by FSRL to CBAN. FSRL has received the opinion of the FSRL Financial Advisor (and, when it is delivered in writing, a copy of such opinion will be promptly provided to CBAN) to the effect that, as of the date of this Agreement and based upon and subject to the qualifications and assumptions set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of shares of FSRL Stock (including holders of shares of FSRL Stock through the ESOP), and, as of the date of this Agreement, such opinion has not been withdrawn, revoked or modified.
Section 3.16   Employee Benefit Plans.
(a)   FSRL Disclosure Schedule 3.16(a) sets forth a true and complete list of each FSRL Benefit Plan. For purposes of this Agreement, “FSRL Benefit Plans” means all benefit and compensation plans, contracts, policies or arrangements (i) covering current or former employees of FSRL or any of its Subsidiaries (such current and former employees collectively, the “FSRL Employees”), (ii) covering current or former directors of FSRL or any of its Subsidiaries, or (iii) with respect to which FSRL, any of its Subsidiaries, Controlled Group Members, or ERISA Affiliates has or may have any liability or contingent liability including, but not limited to, “employee benefit plans” within the meaning of

Section 3(3) of ERISA, health/welfare, employment, severance, change-of-control, fringe benefit, deferred compensation, defined benefit plan, defined contribution plan, stock option, stock purchase, stock appreciation rights, stock based, incentive, bonus plans, retirement plans and other policies, plans or arrangements whether or not subject to ERISA.
(b)   With respect to each FSRL Benefit Plan, FSRL has provided or made available to CBAN true and complete copies of such FSRL Benefit Plan (or a written summary of such FSRL Benefit Plan where no plan document exists), any trust instruments and insurance contracts forming a part of any FSRL Benefit Plans and all amendments thereto, the most current summary plan descriptions and summaries of material modifications, IRS Form 5500, including applicable schedules and reports required to be filed therewith (for the three (3) most recently completed plan years), the most recent IRS determination, opinion, or advisory letters with respect thereto, and any correspondence from any Governmental Authority. In addition, with respect to the FSRL Benefit Plans for the three (3) most recently completed plan years, any plan financial statements and accompanying accounting reports, service contracts, fidelity bonds and material communications (e.g. award agreements, summary of benefits and coverage, employee and participant annual QDIA notice, safe harbor notice, or fee disclosures notices under 29 CFR 2550.404a-5), and coverage and nondiscrimination testing data and results (e.g. under Code Sections 105(h), 125, 129, 410, 401(k), and 401(m), as applicable), have been provided or made available to CBAN.
(c)   All FSRL Benefit Plans are in compliance in all material respects in form and operation with all applicable Laws, including ERISA and the Code. Each FSRL Benefit Plan which is intended to be qualified under Section 401(a) of the Code (“FSRL 401(a) Plan”) has received a favorable determination letter from the IRS or is entitled to rely on a favorable opinion or advisory letter from the IRS, and, to FSRL’s Knowledge, there is not any circumstance that could reasonably be expected to result in revocation of any such favorable determination, opinion or advisory letter, and nothing has occurred that would reasonably be expected to result in the FSRL 401(a) Plan ceasing to be qualified under Section 401(a) of the Code. All FSRL Benefit Plans have been administered in all material respects in accordance with their terms. There is no pending or, to FSRL’s Knowledge, threatened litigation or regulatory action relating to the FSRL Benefit Plans. To FSRL’s Knowledge, neither FSRL nor any of its Subsidiaries has engaged in a transaction with respect to any FSRL Benefit Plan that could reasonably be expected to subject FSRL or any of its Subsidiaries to a tax or penalty under Section 4975 of the Code or Section 502(i) of ERISA. No FSRL 401(a) Plan has been submitted under or been the subject of an IRS voluntary compliance program submission that is still outstanding or that has not been fully corrected in accordance with a compliance statement issued by the IRS with respect to any applicable failures. There are no audits, inquiries, investigations, or proceedings pending or, to FSRL’s Knowledge, threatened by any Governmental Authority, or participant claims (other than claims for benefits in the normal course of business), with respect to any FSRL Benefit Plan. To FSRL’s Knowledge, neither FSRL nor any administrator or fiduciary of any FSRL Benefit Plan (or any agent of any of the foregoing) that is an employee of FSRL has engaged in any transaction, or acted or failed to act in any manner with respect to any FSRL Benefit Plan that could subject it to any direct or indirect material liability (by indemnity or otherwise) for breach of any fiduciary, co-fiduciary, or other duty under ERISA. No oral or written representation or communication with respect to any aspect of the FSRL Benefit Plans has been made to FSRL Employees that is not in conformity with the written or otherwise preexisting terms and provisions of such plans.
(d)   Neither FSRL nor any ERISA Affiliate has ever maintained a plan subject to Title IV of ERISA or Section 412 of the Code. None of FSRL or any ERISA Affiliate has contributed to (or been obligated to contribute to) a “multiemployer plan” within the meaning of Section 3(37) of ERISA. FSRL has not contributed to (or been obligated to contribute to) a “multiple employer plan” within the meaning of ERISA Sections 4063 or 4064 or Code Section 413(c) at any time. Neither FSRL nor any of its Subsidiaries or ERISA Affiliates have incurred, and to FSRL’s Knowledge there are no circumstances under which they could reasonably be expected to incur, liability under Title IV of ERISA. Neither FSRL nor any of its Subsidiaries has ever sponsored, maintained or participated in a multiple employer welfare arrangement as defined in ERISA Section 3(40).
(e)   All contributions required to be made with respect to all FSRL Benefit Plans have been timely made or accrued on FSRL’s financial statements.

(f)   No FSRL Benefit Plan provides life insurance, medical, surgical, hospitalization or other employee welfare benefits to any FSRL Employee, upon or following his or her retirement or termination of employment for any reason, except as may be required by Law.
(g)   All FSRL Benefit Plans that are group health plans have been operated in all material respects in compliance with the group health plan continuation requirements of Section 4980B of the Code and all other applicable sections of ERISA and the Code, and, to FSRL’s Knowledge, no material liabilities arising under Code Section 4980H have occurred or no such liabilities are expected to be assessed. FSRL may amend or terminate any such FSRL Benefit Plan at any time, subject to applicable Law and the terms of the FSRL Benefit Plan.
(h)   Except as set forth on FSRL Disclosure Schedule 3.16(h), neither the execution of this Agreement, shareholder approval of this Agreement or consummation of any of the transactions contemplated by this Agreement (individually or in conjunction with any other event) will (i) entitle any FSRL Employee to retention or other bonuses, parachute payments, non-competition payments, or any other payment, (ii) entitle any FSRL Employee to severance pay or any increase in severance pay, (iii) accelerate the time of payment or vesting (except as required by Law) or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under or increase the amount payable under any of the FSRL Benefit Plans, (iv) result in any breach or violation of, or a default under, any of the FSRL Benefit Plans, (v) result in any payment of any amount that would, individually or in combination with any other such payment, be an excess “parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code, or (vi) limit or restrict the right of FSRL or, after the consummation of the transactions contemplated hereby, CBAN or any of its Subsidiaries, to merge, amend or terminate any of the FSRL Benefit Plans in accordance with applicable Law.
(i)   Each FSRL Benefit Plan that is a non-qualified deferred compensation plan or arrangement within the meaning of Section 409A of the Code, and any underlying award, is in compliance in all material respects with Section 409A of the Code. Neither FSRL nor any of its Subsidiaries (i) has any obligation to reimburse or indemnify any participant in a FSRL Benefit Plan for any of the interest or penalties specified in Section 409A(a)(1)(B) of the Code that may be currently due or triggered in the future, or (ii) has been required to report to any Governmental Authority any correction or taxes due as a result of a failure to comply with Section 409A of the Code.
(j)   No FSRL Benefit Plan provides for the gross-up or reimbursement of any Taxes imposed by Section 4999 of the Code or otherwise, and neither FSRL nor any of its Subsidiaries has any obligation to reimburse or indemnify any party for such Taxes.
(k)   FSRL has made available to CBAN copies of any Code Section 280G calculations (whether or not final) with respect to any disqualified individual, if applicable, in connection with the transactions contemplated by this Agreement.
(l)   FSRL Disclosure Schedule 3.16(l) contains a schedule showing the monetary amounts payable or potentially payable, whether individually or in the aggregate (including good faith estimates of all amounts not subject to precise quantification as of the date of this Agreement) under any employment, change-in-control, severance, or similar contract, plan, or arrangement with or which covers any present or former director, officer, employee, or consultant of FSRL or any of its Subsidiaries who may be entitled to any such amount and identifying the types and estimated amounts of the in-kind benefits due under any FSRL Benefit Plans (other than a plan qualified under Section 401(a) of the Code) for each such Person, specifying the assumptions in such schedule and providing estimates of other required contributions to any trusts for any related fees or expenses.
(m)   No FSRL Benefits Plan is subject to the Laws of any jurisdiction outside of the United States.
Section 3.17   Labor Matters.
(a)   Neither FSRL nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization,

nor is there any proceeding pending or, to FSRL’s Knowledge threatened, asserting that FSRL or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel FSRL or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute against FSRL pending or, to FSRL’s Knowledge, threatened, nor to FSRL’s Knowledge is there any activity involving FSRL Employees seeking to certify a collective bargaining unit or engaging in other organizational activity. To FSRL’s Knowledge, FSRL and its Subsidiaries have correctly classified all individuals who directly or indirectly perform services for FSRL or any of its Subsidiaries for purposes of federal and state unemployment compensation Laws, workers’ compensation Laws and the rules and regulations of the U.S. Department of Labor and as employees or independent contractors under applicable Laws. To FSRL’s Knowledge, no officer of FSRL or any of its Subsidiaries is in material violation of any employment contract, confidentiality, non-competition agreement or any other restrictive covenant, and neither FSRL nor any of its Subsidiaries has received any written notice from any Governmental Authority responsible for the enforcement of labor or employment Laws of an intent to conduct, nor to FSRL’s Knowledge is there pending or threatened, any investigation relating to the labor or employment practices of FSRL or any of its Subsidiaries.
(b)   FSRL and its Subsidiaries are in compliance in all material respects with, and since December 31, 2023, have complied in all material respects with, all Laws regarding employment and employment practices, terms and conditions of employment, wages and hours, plant closing notification, classification of employees and independent contractors, equitable pay practices, privacy rights, labor disputes, employment discrimination, sexual harassment or discrimination, workers’ compensation or long-term disability policies, retaliation, immigration, family and medical leave, occupational safety and health and other Laws in respect of any reduction in force (including notice, information and consultation requirements).
(c)   (i) To FSRL’s Knowledge, no written allegations of sexual harassment or sexual misconduct have been made in the past five (5) years against any person who is a current member of the board of directors of FSRL or a current officer of FSRL or its Subsidiaries categorized at or above Senior Vice President, (ii) in the past five (5) years neither FSRL nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual harassment or sexual misconduct by any current officer at or above Senior Vice President, and (iii) there are no proceedings currently pending or, to the Knowledge of FSRL, threatened related to any allegations of sexual harassment or sexual misconduct by any current member of the board of directors of FSRL, any current officer or any Senior Vice President.
(d)   Since March 31, 2026, neither FSRL nor any of its Subsidiaries has effectuated a “mass layoff” or “plant closings” as defined in the WARN Act affecting any site of employment or facility of FSRL or FSRL’s Subsidiaries.
(e)   Except as set forth on FSRL Disclosure Schedule 3.17(e), neither FSRL nor any of its Subsidiaries is a party to any FSRL Material Contract with respect to the employment of any officer, director, employee or consultant that is not terminable at will and without any penalty or other severance or obligation.
(f)   FSRL Disclosure Schedule 3.17(f) sets forth a complete list of all employees FSRL and its Subsidiaries and their basic employment data (including, without limitation, with respect to each such employee, current base salary or wage, total compensation for 2025, current target bonus opportunity, date of hire, status as full or part-time, status as active or on-leave (and type of leave) and exempt or non-exempt status and office location).
(g)   Except as set forth on FSRL Disclosure Schedule 3.17(g), there are no employment agreements, severance agreements or similar arrangements to which FSRL or any of its Subsidiary is a party.
(h)   Except as set forth on FSRL Disclosure Schedule 3.17(h), there are no non-solicitation, non-competition, non-disclosure, or non-interference agreements between FSRL or its Subsidiary and any current or former employee of FSRL or any of its Subsidiary.

(i)   Neither FSRL nor any of its Subsidiaries has incurred any workers’ compensation liability other than in the Ordinary Course of Business. FSRL and its Subsidiaries have paid or accrued all material assessments required under applicable workers’ compensation Laws, and neither FSRL nor any of its Subsidiaries has been subject to any unpaid material special or penalty assessment under such Laws.
Section 3.18   Environmental Matters.
(a)   To its Knowledge, (i) FSRL and its Subsidiaries have been and are in material compliance with all applicable Environmental Laws, including obtaining, maintaining and complying with all permits required under Environmental Laws for the operation of their respective businesses, (ii) there is no action or investigation by or before any Governmental Authority relating to or arising under any Environmental Laws that is pending or, to the Knowledge of FSRL, threatened against FSRL or any of its Subsidiaries or any real property or facility presently owned, operated or leased by FSRL or any of its Subsidiaries or any predecessor (including in a fiduciary or agency capacity), (iii) neither FSRL nor any of its Subsidiaries has received any notice of or is subject to any liability, order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved requirements relating to or arising under Environmental Laws, (iv) to the Knowledge of FSRL, there have been no releases of Hazardous Substances at, on, under or affecting any of the real properties or facilities presently owned, operated or leased by FSRL or any of its Subsidiaries or any predecessor (including in a fiduciary or agency capacity) in amount or condition that has resulted in or would reasonably be expected to result in liability to FSRL or any of its Subsidiaries relating to or arising under any Environmental Laws, (v) to the Knowledge of FSRL, there are no underground storage tanks on, in or under any property currently owned, operated or leased by FSRL or any of its Subsidiaries, and (vi) FSRL and its Subsidiaries have furnished to CBAN all environmental assessments, audits, reports, and other material documents and information in their possession or control relating to FSRL, any of its Subsidiaries, any predecessor, any facility or property currently or formerly owned, leased or operated by FSRL or any of its Subsidiaries.
(b)   FSRL and its Subsidiaries have developed, implemented and adhere to commercially reasonable environmental risk-management procedures in connection with the origination and servicing of loans and the exercise of rights and remedies with respect thereto, including upon borrower default, in order to minimize potential liability under Environmental Laws.
Section 3.19   Tax Matters.
(a)   Each of FSRL and its Subsidiaries has duly and timely filed (taking into account all applicable extensions) all income Tax Returns and all other material Tax Returns that it was required to file under applicable Laws. All such Tax Returns were correct and complete in all material respects and have been prepared in compliance with all applicable Laws. All material Taxes due and owing by FSRL or any of its Subsidiaries (whether or not shown on any Tax Return) have been fully and timely paid. Neither FSRL nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return. Neither FSRL nor any of its Subsidiaries has ever received written notice of any claim by any Governmental Authority in a jurisdiction where FSRL or such Subsidiary does not file Tax Returns that it is or may be subject to Taxes by that jurisdiction. There are no Liens for Taxes (other than Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP) upon any of the assets of FSRL or any of its Subsidiaries.
(b)   FSRL and each of its Subsidiaries have collected or withheld and paid over to the appropriate Governmental Authority all material amounts of Taxes required to have been collected or withheld and paid over by it, and have complied in all material respects with all information reporting and backup withholding requirements under any applicable federal, state, local and foreign Laws in connection with amounts paid or owing to any Person, including Taxes required to have been collected or withheld and paid in connection with amounts paid or owing to any employee or independent contractor, creditor, shareholder or other third party, and Taxes required to be collected or withheld and paid pursuant to Sections 1441, 1442, and 3406 of the Code or similar provisions under state, local, or foreign Law.

(c)   No foreign, federal, state or local Tax audits or administrative or judicial Tax proceedings are currently being conducted or pending or threatened in writing, in each case, with respect to Taxes of FSRL or any of its Subsidiaries. Neither FSRL nor any of its Subsidiaries has received from any foreign, federal, state or local taxing authority (including jurisdictions where FSRL or any of its Subsidiaries have not filed Tax Returns) any (i) written notice indicating an intent to open an audit, action, suit, proceeding, claim, investigation, examination, or other litigation regarding any Tax or other review with respect to Taxes or (ii) written notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted or assessed by any taxing authority against FSRL or any of its Subsidiaries which, in either case (i) or (ii), has not been fully paid or settled. There are no agreements, waivers or other arrangements providing for an extension of time with respect to the assessment of any Tax or deficiency against FSRL or any of its Subsidiaries, and neither FSRL nor any of its Subsidiaries has waived or extended the applicable statute of limitations for the assessment or collection of any Tax or agreed to a Tax assessment or deficiency.
(d)   FSRL has delivered or made available to CBAN true and complete copies of the foreign, federal, state or local Tax Returns filed with respect to FSRL or any of its Subsidiaries, and of all examination reports and statements of deficiencies assessed against or agreed to by FSRL, in each case with respect to income Taxes, for taxable periods ended on or after December 31, 2022.
(e)   Neither FSRL nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii). Except as set forth on FSRL Disclosure Schedule 3.19(e), neither FSRL nor any of its Subsidiaries is a party to or is otherwise bound by any Tax allocation, sharing agreement or similar agreement pursuant to which it has any material obligation to any Person with respect to Taxes (other than such an agreement with customers, vendors, lessors or similar third parties entered into in the Ordinary Course of Business and not primarily related to Taxes). Neither FSRL nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was FSRL), or (ii) has any liability for the Taxes of any Person (other than FSRL and its Subsidiaries) under Regulations Section 1.1502-6 (or any similar provision of foreign, state or local Law), as a transferee or successor, by contract, or otherwise.
(f)   The most recent Financial Statements as of the date hereof reflect an adequate reserve, in accordance with GAAP, for all Taxes payable by FSRL and its Subsidiaries for all taxable periods through the date of such Financial Statements. Since December 31, 2025, neither FSRL nor any of its Subsidiaries has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the Ordinary Course of Business.
(g)   Neither FSRL nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of any: (i) change in method of accounting pursuant to Section 481 of the Code or any comparable provision under foreign, state or local Law for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of foreign, state or local Law) executed on or prior to the Closing Date; (iii) intercompany transactions or any excess loss account described in Regulations under Code Section 1502 (or any corresponding or similar provision of foreign, state or local Law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.
(h)   Since January 1, 2023, neither FSRL nor any of its Subsidiaries has distributed stock of another Person nor had its stock distributed by another Person in a transaction that was intended to be nontaxable and governed in whole or in part by Section 355 or Section 361 of the Code.
(i)   Neither FSRL nor any of its Subsidiaries has been a party to any “listed transaction,” as defined in Section 6707A(c)(2) of the Code and Section 1.6011-4(b)(2) of the Regulations in any tax year.
(j)   Neither FSRL nor any of its Subsidiaries (i) is a “controlled foreign corporation” as defined in Section 957 of the Code, (ii) is a “passive foreign investment company” within the meaning of

Section 1297 of the Code, or (iii) has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.
(k)   Neither FSRL nor any of its Subsidiaries has taken or agreed to take any action, or is aware of any fact or circumstance, that would be reasonably likely to prevent the Merger or the Bank Merger from qualifying for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code.
(l)   FSRL and each of its Subsidiaries is in material compliance with all federal, state and foreign Laws applicable to abandoned or unclaimed property or escheat and has timely paid, remitted or delivered to each jurisdiction all material unclaimed or abandoned property required by any applicable Laws to be paid, remitted or delivered to that jurisdiction.
(m)   Set forth in FSRL Disclosure Schedule 3.19(m) are the net operating loss, net capital loss, credit, minimum Tax, charitable contribution, and other Tax carryforwards (by type of carryforward and expiration date, if any) of FSRL and each of its Subsidiaries. Except as set forth on FSRL Disclosure Schedule 3.19(m), none of those carryforwards are, as of the Closing Date and without giving effect to the Merger, presently subject to limitation under Sections 382, 383, or 384 of the Code, or the federal consolidated return regulations, or any analogous provision of foreign, state, or local Tax Law.
Section 3.20   Investment Securities.
(a)   FSRL Disclosure Schedule 3.20 sets forth as of March 31, 2026, the FSRL Investment Securities, as well as any purchases or sales of FSRL Investment Securities between December 31, 2025 to and including March 31, 2026, reflecting with respect to all such securities, whenever purchased or sold, descriptions thereof, CUSIP numbers, designations as securities “available for sale” or securities “held to maturity” (as those terms are used in ASC 320), book values, fair values and coupon rates, and any gain or loss with respect to any FSRL Investment Securities sold during such time period between December 31, 2025 and March 31, 2026. Each of FSRL and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements) which are material to FSRL’s business on a consolidated basis, free and clear of any Lien, except to the extent such securities or commodities are pledged in the Ordinary Course of Business to secure obligations of FSRL or its Subsidiaries. Such securities and commodities are valued on the books of FSRL in accordance with GAAP in all material respects. Except as set forth in FSRL Disclosure Schedule 3.20, neither FSRL nor any of its Subsidiaries owns any of the outstanding equity of any savings bank, savings and loan association, savings and loan holding company, credit union, bank or bank holding company, insurance company, mortgage or loan broker or any other financial institution other than First Reliance Bank. Except for investments in FHLB stock, FRB stock, trust preferred securities and pledges to secure FHLB or FRB borrowings and reverse repurchase agreements entered into in arm’s-length transactions pursuant to normal commercial terms and conditions and entered into in the Ordinary Course of Business and restrictions that exist for securities to be classified as “held to maturity,” none of the investment securities held by FSRL or any of its Subsidiaries is subject to any restriction (contractual or statutory) that would materially impair the ability of the entity holding such investment to freely dispose of such investment at any time.
(b)   FSRL has made available to CBAN a true and complete list, as of March 31, 2026, of the borrowed funds (excluding deposit accounts) of FSRL and its Subsidiaries.
(c)   FSRL has made available to CBAN a true and complete list, as of March 31, 2026, of the deposits of FSRL or any of its Subsidiaries that are “brokered” or “listing service” deposits.
(d)   FSRL and its Subsidiaries employ, to the extent applicable, investment, securities, risk management and other policies, practices and procedures that FSRL believes are prudent and reasonable in the context of their respective businesses, and FSRL and its Subsidiaries have, since January 1, 2024, been in compliance with such policies, practices and procedures in all material respects.

Section 3.21   Derivative Transactions.
(a)   All Derivative Transactions entered into by FSRL or any of its Subsidiaries or for the account of any of its customers were entered into in accordance in all material respects with applicable Laws and regulatory policies of any Governmental Authority, and in accordance in all material respects with the investment, securities, commodities, risk management and other policies, practices and procedures employed by FSRL or any of its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with its advisers) and to bear the risks of such Derivative Transactions. FSRL and each of its Subsidiaries have duly performed, in all material respects, all of their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.
(b)   Each Derivative Transaction is listed in FSRL Disclosure Schedule 3.21(b), and the financial position of FSRL or its Subsidiaries under or with respect to each has been reflected in the books and records of FSRL or its Subsidiaries in accordance with GAAP, and no material open exposure of FSRL or its Subsidiaries with respect to any such instrument (or with respect to multiple instruments with respect to any single counterparty) exists, except as set forth in FSRL Disclosure Schedule 3.21(b).
(c)   No Derivative Transaction, were it to be a Loan held by FSRL or any of its Subsidiaries, would be classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List,” as such terms are defined by the FDIC’s uniform loan classification standards, or words of similar import.
(d)   As of the date hereof, neither FSRL nor any of its Subsidiaries is a party to any Derivative Transaction that has not been resolved.
Section 3.22   Regulatory Capitalization.
FSRL and First Reliance Bank are “well-capitalized,” as such term is defined in the applicable state and federal rules and regulations. Neither FSRL nor First Reliance Bank has received any written notice from any Governmental Authority indicating that it would reasonably be expected to cease to be “well capitalized,” and FSRL has no Knowledge of any facts or circumstances that would reasonably be expected to result in such a change.
Section 3.23   Loans; Nonperforming and Classified Assets.
(a)   FSRL Disclosure Schedule 3.23(a) sets forth all (i) loans, loan agreements, notes or borrowing arrangements and other extensions of credit (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which FSRL or any of its Subsidiaries is a creditor which, as of March 31, 2026, was over thirty (30) days or more delinquent in payment of principal or interest or in default of any other material provision, and (ii) Loans with any director, executive officer or 5% or greater shareholder of FSRL or any of its Subsidiaries, or to the Knowledge of FSRL, any affiliate of any of the foregoing. Set forth in FSRL Disclosure Schedule 3.23(a) is a true, correct and complete list of (A) all of the Loans of FSRL and its Subsidiaries that, as of March 31, 2026, were classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import by First Reliance Bank, FSRL or any bank examiner, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of such Loans by category of Loan (e.g., commercial, consumer, etc.), and (B) each Loan classified by First Reliance Bank as a Troubled Debt Restructuring as defined by GAAP.
(b)   FSRL Disclosure Schedule 3.23(b) identifies each asset of FSRL or any of its Subsidiaries that as of March 31, 2026 was classified as other real estate owned (“OREO”) and the book value thereof as of March 31, 2026 as well as any assets classified as OREO between December 31, 2025 and March 31, 2026 and any sales of OREO between December 31, 2025 and March 31, 2026, reflecting any gain or loss with respect to any OREO sold.

(c)   Each Loan held in FSRL’s or any of its Subsidiaries’ loan portfolio (each a “FSRL Loan”) (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, is and has been secured by valid Liens which have been perfected and (iii) is a legal, valid and binding obligation of FSRL and the obligor named therein, and, assuming due authorization, execution and delivery thereof by such obligor or obligors, enforceable in accordance with its terms, subject to the Enforceability Exception.
(d)   All currently outstanding FSRL Loans were solicited, originated and currently exist in material compliance with all applicable requirements of Law and the notes or other credit or security documents with respect to each such outstanding FSRL Loan are complete and correct in all material respects. There are no oral modifications or amendments or additional agreements related to the FSRL Loans that are not reflected in the written records of FSRL or its Subsidiary, as applicable. All such FSRL Loans are owned by FSRL or its Subsidiary free and clear of any Liens other than a blanket lien on qualifying loans provided to the Federal Home Loan Bank of Atlanta. No claims of defense as to the enforcement of any FSRL Loan have been asserted in writing against FSRL or any of its Subsidiaries for which there is a reasonable possibility of a material adverse determination, and FSRL has no Knowledge of any acts or omissions which would give rise to any claim or right of rescission, set-off, counterclaim or defense for which there is a reasonable possibility of a material adverse determination to its Subsidiaries. Except as described on FSRL Disclosure Schedule 3.23(d), no FSRL Loans are presently serviced by third parties and there is no obligation which could result in any FSRL Loan becoming subject to any third-party servicing.
(e)   Neither FSRL nor any of its Subsidiaries is a party to any agreement or arrangement with (or otherwise obligated to) any Person which obligates FSRL or any of its Subsidiaries to repurchase from any such Person any Loan or other asset of FSRL or any of its Subsidiaries, unless there is a material breach of a representation or covenant by FSRL or any of its Subsidiaries, and none of the agreements pursuant to which FSRL or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.
(f)   Neither FSRL nor any of its Subsidiaries is now nor has it ever been since January 1, 2023, subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Authority relating to the origination, sale or servicing of mortgage or consumer Loans.
(g)   There are no outstanding Loans made by FSRL or First Reliance Bank to any directors, executive officers or principal shareholders (as such terms are defined in Regulation O of the Federal Reserve Board (12 C.F.R. Part 215)) of FSRL or First Reliance Bank, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.
Section 3.24   Allowance for Credit Losses.
FSRL’s allowance for credit losses as reflected in each of (a) the latest balance sheet included in the Financial Statements, (b) in the balance sheet as of December 31, 2025 included in the Financial Statements were, and, the allowance for credit losses shown on any financial statements delivered in accordance with Section 5.14 will be, as the case may be, in the opinion of management, as of each of the dates thereof, in compliance in all material respects with FSRL’s existing methodology for determining the adequacy of its allowance for credit losses as well as the standards established by applicable Governmental Authority, the Financial Accounting Standards Board and GAAP, and is, in the reasonable judgment of management, adequate under all such standards. As of December 31, 2025, any impairment on loans, investments, derivatives and any other financial instrument in the Financial Statements was accounted for under GAAP.
Section 3.25   Trust Business; Administration of Fiduciary Accounts.
Neither FSRL nor any of its Subsidiaries has offered or engaged in providing any individual or corporate trust services or administers any accounts for which it acts as a fiduciary, including, but not limited to, any accounts in which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor.

Section 3.26   Investment Management and Related Activities.
None of FSRL, any FSRL Subsidiary or any of their respective directors, officers or employees, in each of their respective capacities as a director, officer, or employee of FSRL or any FSRL Subsidiary, is required to be registered, licensed or authorized under the Laws of any Governmental Authority as an investment adviser, a broker or dealer, an insurance agency, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, a sales person or in any similar capacity with a Governmental Authority.
Section 3.27   Repurchase Agreements.
With respect to all agreements pursuant to which FSRL or any of its Subsidiaries has purchased securities subject to an agreement to resell, if any, FSRL or any of its Subsidiaries, as the case may be, has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.
Section 3.28   Deposit Insurance; FHLB.
First Reliance Bank is an “insured depositary institution” as defined in the FDIC, the deposits of First Reliance Bank are insured by the FDIC in accordance with the Federal Deposit Insurance Act (“FDIA”) to the fullest extent permitted by Law, and First Reliance Bank has paid all premiums and assessments and filed all reports required by the FDIA. No proceedings for the revocation or termination of such deposit insurance are pending or, to FSRL’s Knowledge, threatened. First Reliance Bank is a member in good standing of the Federal Home Loan Bank of Atlanta.
Section 3.29   Community Reinvestment Act, Anti-money Laundering and Customer Information Security.
Neither FSRL nor any of its Subsidiaries is a party to any agreement with any individual or group regarding Community Reinvestment Act matters and neither FSRL nor any of its Subsidiaries has Knowledge that any facts or circumstances exist which would cause FSRL or any of its Subsidiaries: (a) to be deemed not to be in satisfactory compliance with the Community Reinvestment Act, and the regulations promulgated thereunder, or to be assigned a rating for Community Reinvestment Act purposes by federal or state bank regulators of lower than “satisfactory”; (b) to be deemed to be operating in violation of the Bank Secrecy Act and its implementing regulations (31 C.F.R. Part 103), the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (c) to be deemed not to be in satisfactory compliance with the applicable privacy of customer information requirements contained in any federal and state privacy Laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder. Furthermore, the boards of directors of FSRL and its Subsidiaries has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act. First Reliance Bank has implemented a program with respect to the beneficial ownership requirements set forth in the final rule on Customer Due Diligence Requirements for Financial Institutions found in 81 Federal Register 29397 (July 11, 2016) and 31 C.F.R. § 1010 et seq.
Section 3.30   Transactions with Affiliates.
Except as set forth in FSRL Disclosure Schedule 3.30, there are no outstanding amounts payable to or receivable from, or advances by FSRL or any of its Subsidiaries to, and neither FSRL nor any of its Subsidiaries is otherwise a creditor or debtor to (a) any current or former director, executive officer, immediate family member of an such director or executive officer, 5% or greater shareholder of FSRL or any of its Subsidiaries or to any of their respective Affiliates or Associates, other than as part of the normal and customary terms of such person’s employment or service as a director with FSRL or any of its Subsidiaries and other than deposits held by First Reliance Bank in the Ordinary Course of Business, or (b) any other Affiliate of FSRL or any of its Subsidiaries. Except as set forth in FSRL Disclosure Schedule 3.30, there are no, and since December 31, 2023, there have been no, currently proposed transactions, arrangements or contracts between FSRL or any of its Subsidiaries, on the one hand, and any of the Persons described in clauses (a) or (b) above, on the other hand. All agreements between First Reliance Bank and any of its Affiliates (or any company treated as an affiliate for purposes of such Law) comply, and have complied, to the extent applicable, with Sections 23A and 23B of the Federal Reserve Act and Regulation W of the FRB.
Section 3.31   Tangible Properties and Assets.
(a)   FSRL Disclosure Schedule 3.31(a) sets forth a true, correct and complete list of all real property owned by FSRL and each of its Subsidiaries. Except as set forth in FSRL Disclosure Schedule 3.31(a), FSRL or its Subsidiaries has good and marketable title to, valid leasehold interests in or otherwise legally enforceable rights to use all of the real property, personal property and other assets (tangible or intangible), used, occupied and operated or held for use by it in connection with its business as presently conducted in each case, free and clear of any Lien, except for (a) statutory Liens for amounts not yet delinquent, and (b) easements, rights of way, and other similar Liens that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties. There is no pending or, to FSRL’s Knowledge, threatened legal, administrative, arbitral or other proceeding, claim, action or governmental or regulatory investigation of any nature with respect to the real property that FSRL or any of its Subsidiaries owns, uses or occupies or has the right to use or occupy, now or in the future, including without limitation a pending or threatened taking of any of such real property by eminent domain. True and complete copies of all deeds or other documentation evidencing ownership of the real properties set forth in FSRL Disclosure Schedule 3.31(a), and complete copies of the title insurance policies and surveys for each property, together with any mortgages, deeds of trust and security agreements to which such property is subject have been furnished or made available to CBAN. There are no material pending or, to the Knowledge of FSRL, threatened condemnation proceedings against any real property owned or leased by FSRL or its Subsidiaries.
(b)   FSRL Disclosure Schedule 3.31(b) sets forth a true, correct and complete schedule of all leases, subleases, licenses and other agreements under which FSRL or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, real property (the “Leases”). Each of the Leases is valid, binding and in full force and effect and neither FSRL nor any of its Subsidiaries has received a written notice of, and otherwise has no Knowledge of any, default or termination with respect to any Lease. There has not occurred any event and no condition exists that would constitute a termination event or a breach by FSRL or any of its Subsidiaries of, or default by FSRL or any of its Subsidiaries in, the performance of any covenant, agreement or condition contained in any Lease. To FSRL’s Knowledge, no lessor under a Lease is in material breach or default in the performance of any material covenant, agreement or condition contained in such Lease. FSRL and each of its Subsidiaries has paid all rents and other charges to the extent due under the Leases. True and complete copies of all Leases for, or other documentation evidencing ownership of or a leasehold interest in, the properties listed in FSRL Disclosure Schedule 3.31(b), have been furnished or made available to CBAN.
(c)   All buildings, structures, fixtures, building systems and equipment, and all components thereof, including the roof, foundation, load-bearing walls and other structural elements thereof, heating, ventilation, air conditioning, mechanical, electrical, plumbing and other building systems, environmental control, remediation and abatement systems, sewer, storm and waste water systems, irrigation and other water distribution systems, parking facilities, fire protection, security and surveillance systems, and telecommunications, computer, wiring and cable installations, included in the owned real property or the subject of the Leases are in good condition and repair (normal wear and tear excepted) and sufficient for the operation of the business of FSRL and its Subsidiaries.
Section 3.32   Intellectual Property.
FSRL Disclosure Schedule 3.32 sets forth a true, complete and correct list of all FSRL Intellectual Property. FSRL or its Subsidiaries owns or has a valid license to use all FSRL Intellectual Property, free and clear of all Liens, royalty or other payment obligations (except for royalties or payments with respect to off-the-shelf Software at standard commercial rates). The FSRL Intellectual Property constitutes all of the Intellectual Property necessary to carry on the business of FSRL and its Subsidiaries as currently conducted. The FSRL Intellectual Property is valid and enforceable and has not been cancelled, forfeited, expired or abandoned, and neither FSRL nor any of its Subsidiaries has received notice challenging the validity or enforceability of FSRL Intellectual Property. None of FSRL or any of its Subsidiaries is, nor will any of them be as a result of the execution and delivery of this Agreement or the performance by FSRL of its obligations hereunder, in violation of any licenses, sublicenses and other agreements as to which FSRL or any of its Subsidiaries is a party and pursuant to which FSRL or any of its Subsidiaries is authorized to use any third-party patents, trademarks, service marks, copyrights, trade secrets or computer software, and neither FSRL nor any of its Subsidiaries has received notice challenging FSRL’s or any of its Subsidiaries’ license or legally enforceable right to use any such third-party intellectual property rights. The consummation of the transactions contemplated hereby will not result in the material loss or impairment of the right of FSRL or any of its Subsidiaries to own or use any of FSRL Intellectual Property. Since January 1, 2023, neither FSRL nor any of its Subsidiaries has been a party to any litigation or received any written notice alleging infringement or misappropriation of any third-party Intellectual Property, nor has FSRL or any of its Subsidiaries initiated any litigation to enforce its Intellectual Property rights.
Section 3.33    Insurance.
(a)   FSRL Disclosure Schedule 3.33(a) identifies all of the insurance policies, binders or bonds currently maintained by FSRL and its Subsidiaries (the “Insurance Policies”), including the insurer, policy numbers, amount of coverage, effective and termination dates and any pending claims thereunder involving more than $10,000. FSRL and each of its Subsidiaries is insured with reputable insurers against such risks and in such amounts as the management of FSRL reasonably has determined to be prudent in accordance with industry practices. FSRL and its Subsidiaries maintain directors’ and officers’ liability insurance and fiduciary liability insurance with coverage limits and terms consistent with industry practice. All of the Insurance Policies are in full force and effect, neither FSRL nor any Subsidiary has received notice of cancellation of any of the Insurance Policies or is otherwise aware that any insurer under any of the Insurance Policies has expressed an intent to cancel any such Insurance Policies, and neither FSRL nor any of its Subsidiaries is in default thereunder, and all claims thereunder have been filed in due and timely fashion in all material respects. All premiums due and payable under the Insurance Policies have been timely paid, and there has been no lapse in coverage under any Insurance Policy.
(b)   FSRL Disclosure Schedule 3.33(b) sets forth a true, correct and complete description of all bank owned life insurance (“BOLI”) owned by FSRL or its Subsidiaries, including the value of its BOLI as of the end of the month prior to the date hereof. The value of such BOLI is and has been fairly and accurately reflected in the most recent balance sheet included in the Financial Statements in accordance with GAAP. All BOLI is owned solely by First Reliance Bank, no other Person has any ownership claims with respect to such BOLI or proceeds of insurance derived therefrom and there is no split dollar or similar benefit under FSRL’s BOLI. Neither FSRL nor any of FSRL’s Subsidiaries has any outstanding borrowings secured in whole or part by its BOLI.
Section 3.34   Antitakeover Provisions.
No Takeover Statutes are applicable to this Agreement, the Plan of Merger and the transactions contemplated hereby and thereby.
Section 3.35   FSRL Information.
The information relating to FSRL and its Subsidiaries that is provided by or on behalf of FSRL for inclusion in the Proxy Statement-Prospectus and the Registration Statement will not (with respect to the Proxy Statement-Prospectus, as of the date the Proxy Statement-Prospectus is first mailed to FSRL’s shareholders and as of the date of the FSRL Meeting, and with respect to the Registration Statement, as of the time the Registration Statement or any amendment or supplement thereto is declared effective under the Securities Act) contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading; provided, however, that any information contained in any subsequent filing of FSRL as of a later date shall be deemed to modify information as of an earlier date. The portions of the Proxy Statement-Prospectus relating to FSRL and FSRL’s Subsidiaries and other portions thereof within the reasonable control of FSRL and its Subsidiaries will comply as to form in all material respects with the provisions of the Exchange Act, and the rules and regulations thereunder.
Section 3.36   Transaction Costs.
FSRL Disclosure Schedule 3.36 sets forth attorneys’ fees, investment banking fees, accounting fees and other costs or fees of FSRL and its Subsidiaries that, based upon reasonable inquiry, are expected to be paid or accrued through the Closing Date in connection with the Merger and the other transactions contemplated by this Agreement.
Section 3.37   Bank Holding Company.
FSRL is regulated as a bank holding company under the Bank Holding Company Act of 1956, as amended.
Section 3.38   ESOP Trustees.
The Persons set forth in FSRL Disclosure Schedule 3.38 are the duly appointed ESOP Trustees, with the power and authority to act on behalf of the ESOP (a) as fiduciary of the ESOP in the manner described in Section 3(21)(A) of ERISA and (b) on behalf of the ESOP to the extent specified in the ESOP and any related trust or other documents.
Section 3.39   Information Security.
FSRL and its Subsidiaries use commercially reasonable and appropriate efforts and measures to protect (a) their trade secrets and confidential information and (b) the integrity, security and continuous operation of the Systems used in connection with their businesses (and all personal data that are processed thereby), and since December 31, 2023, (i) there have been no breaches, outages, violations, or unauthorized uses of or unauthorized access to same, other than incidents that were resolved without material cost, liability or the duty to notify any Person and (ii) such Systems have functioned in all material respects in accordance with their specifications and intended purpose and have been free of material defects, errors, viruses, malware or other corruptants.
Section 3.40   Questionable Payments.
(a)   None of FSRL, First Reliance Bank or any of their Subsidiaries, or to FSRL’s Knowledge, any director, officer, employee, agent or other person acting on behalf of FSRL, First Reliance Bank or any of its Subsidiaries, has, directly or indirectly: (a) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to foreign or domestic political activity; (b) made any unlawful payments to any foreign or domestic governmental officials, employees or agents of any foreign or domestic government or to any foreign or domestic political parties or campaigns from corporate funds; (c) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; (d) established or maintained any unlawful fund of monies or other assets of FSRL or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of FSRL or any of its Subsidiaries or (f) made any other unlawful bribe, rebate, payoff, influence payment, kickback, or other material unlawful payment, regardless of form, whether in money, property or services, to any foreign or domestic governmental official, employee, or agent of any foreign or domestic government. None of FSRL, First Reliance Bank or any of their Subsidiaries, or to FSRL’s Knowledge, any director, officer, employee, agent or other person acting on behalf of FSRL, First Reliance Bank or any of its Subsidiaries, is subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.
(b)   FSRL has implemented one or more policies addressing each of ethics, personal trading policies, conflicts of interest policies, customer privacy policies, anti-money laundering policies, fair lending policies, vendor risk management policies, policies related to compliance with the Foreign Corrupt Practices Act of 1977, as amended, and other material policies as may be required by any applicable Law for itself and its Subsidiaries, and a complete and correct copy of each such policy has been made available to CBAN. Such policies comply in all material respects with the requirements of any Laws applicable thereto.

Section 3.41   Mortgage Loan Matters.
Except as set forth on FSRL Disclosure Schedule 3.41, at all times while FSRL and its Subsidiaries have been originating and servicing qualified and non-qualified (i.e., not for sale to any public government-sponsored enterprise) residential mortgage loans (collectively, the “Mortgage Loans”), FSRL and its Subsidiaries:
(a)   has all licenses necessary to carry on its business as now being conducted and is licensed, qualified and in good standing in the states where each Mortgaged Property is located if the laws of such state require licensing or qualification in order to conduct business of the type conducted by it;
(b)   has developed policies and procedures governing the origination of Mortgage Loans, including, but not limited to, ability to repay, analysis of gift letters and evaluation of financial statements from borrowers, use of third-party brokers, and independent quality control, and is in compliance with such policies and procedures in all material respects;
(c)   utilized origination, collection and servicing practices with respect to the Mortgage Loans that have been in all material respects legal, in compliance with all applicable Laws, and customary in the mortgage origination and servicing industry, and the collection and servicing practices have been consistent with Customary Servicing Procedures;
(d)   to the Knowledge of FSRL, has not been the subject of allegations of material failure to comply with applicable loan origination, servicing or claims procedures, in its most recent audits (if any);
(e)   has in full force and effect an adequate errors and omissions policy or policies with respect to its origination and servicing operations and a standard mortgage banker’s blanket bond;
(f)   is an approved Fannie Mae Seller Servicer in good standing and is in material compliance with the provisions of the Fannie Mae Guide; and
(g)   is an approved Freddie Mac Seller Servicer in good standing and is in material compliance with the provisions of the Freddie Mac Guide.
Section 3.42   SBA Matters.
At all times while FSRL and its Subsidiaries have been originating and servicing SBA Loans, FSRL and its Subsidiaries (a) is and was approved and in good standing, as required, as an issuer and servicer of SBA Loans, (b) has not received any written notice of any cancellation or suspension of, or material limitation on, its status as a licensee or as an approved issuer, seller/servicer or lender, as applicable, from the SBA, (c) holds and at all relevant times held in good standing all required approvals, permits and licenses of the SBA that are necessary to the conduct of the SBA-related business of FSRL and each of its Subsidiaries, as applicable, and (d) were and are in material compliance with the SBA’s Standard Operating Procedures.
Section 3.43   No Other Representations or Warranties.
Except for the representations and warranties made by FSRL in this Article III and for the disclosures contained in the FSRL Disclosure Schedule, neither FSRL nor any other person makes any express or implied representation or warranty with respect to FSRL, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and FSRL hereby disclaims any such other representations or warranties. FSRL acknowledges and agrees that neither CBAN nor any other person has made or is making any express or implied representation or warranty other than those contained in Article IV and in the CBAN Disclosure Schedule.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF CBAN
Except as set forth in the disclosure schedule delivered by CBAN to FSRL prior to or concurrently with the execution of this Agreement with respect to each such Section below (the “CBAN Disclosure Schedule”); provided, that (a) the mere inclusion of an item in the CBAN Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by CBAN that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect on CBAN, and (b) any disclosures made with respect to a section of Article IV shall be deemed to qualify (i) any other section of Article IV specifically referenced or cross-referenced and (ii) other sections of Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, CBAN hereby represents and warrants to FSRL as follows:
Section 4.01   Organization and Standing.
Each of CBAN and its Subsidiaries is (a) an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation and (b) is duly licensed or qualified to do business and in good standing in each jurisdiction where its ownership or leasing of property or the conduct of its business requires such qualification, except where the failure to be so licensed or qualified has not had, and is not reasonably likely to have, a Material Adverse Effect with respect to CBAN.
Section 4.02   Capital Stock.
The authorized capital stock of CBAN consists of 50,000,000 shares of CBAN Common Stock, and 10,000,000 shares of preferred stock. As of the date hereof, 21,158,353 shares of CBAN Common Stock were issued and outstanding and no shares of preferred stock were issued and outstanding. The outstanding shares of CBAN Common Stock have been duly authorized and validly issued and are fully paid and non-assessable and have not been issued in violation of nor are they subject to preemptive rights of any CBAN shareholder. The shares of CBAN Common Stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to preemptive rights. All shares of CBAN’s capital stock issued and outstanding have been issued in compliance with and not in violation of any applicable federal or state securities Laws.
Section 4.03   Corporate Power.
(a)   CBAN and each of its Subsidiaries has the corporate or similar power and authority to carry on its business as it is now being conducted and to own all of its properties and assets; and CBAN has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject to receipt of all Regulatory Approvals and the Requisite CBAN Shareholder Approval.
(b)   CBAN has made available to FSRL a complete and correct copy of its articles of incorporation and bylaws or equivalent organizational documents, each as amended to date, of CBAN and each of its Subsidiaries. Neither CBAN nor any of its Subsidiaries is in violation of any of the terms of its articles of incorporation, bylaws or equivalent organizational documents.
Section 4.04   Corporate Authority.
Except for the approval of this Agreement and of the transactions contemplated hereby, including but not limited to the Requisite CBAN Shareholder Approval, and the adoption and approval of the Bank Merger Agreement by CBAN as Colony Bank’s sole shareholder, no other corporate proceedings on the part of CBAN are necessary to approve this Agreement or to consummate the transactions contemplated hereby. CBAN has duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by FSRL, this Agreement is a valid and legally binding obligation of CBAN, enforceable in accordance with its terms, subject to the Enforceability Exception.
Section 4.05   SEC Documents; Financial Statements.
(a)   CBAN has filed all required reports, forms, schedules, registration statements and other documents with the SEC that it has been required to file since January 1, 2023 (the “CBAN Reports”), and has paid all fees and assessments due and payable in connection therewith, except where the failure to file such required reports, forms, schedules, registration statements, and other documents or pay such fees and assessments has not had or would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CBAN. As of their respective dates of filing with the

SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), the CBAN Reports complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such CBAN Reports, and none of the CBAN Reports when filed with the SEC, or if amended prior to the date hereof, as of the date of such amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, no executive officer of CBAN has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the CBAN Reports.
(b)   The consolidated financial statements of CBAN (or incorporated by reference) included (or incorporated by reference) in the CBAN Reports (including the related notes, where applicable) complied as to form, as of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), in all material respects, with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by the rules of the SEC), have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be disclosed therein), and fairly present, in all material respects, the consolidated financial position of CBAN and its Subsidiaries and the consolidated results of operations, changes in shareholders’ equity and cash flows of such companies as of the dates and for the periods shown. The books and records of CBAN and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements, reflect only actual transactions and there are no material misstatements, omissions, inaccuracies or discrepancies contained or reflected therein.
(c)   CBAN (i) has established and maintained disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, and (ii) has disclosed, based on its most recent evaluation, to its outside auditors and the audit committee of CBAN’s board of directors (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect CBAN’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in CBAN’s internal control over financial reporting. These disclosures were made in writing by management to CBAN’s auditors and audit committee. To the Knowledge of CBAN, there is no reason to believe that CBAN’s outside auditors and its Chief Executive Officer and Chief Financial Officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due, if required.
(d)   Since January 1, 2026, neither CBAN nor any of its Subsidiaries nor, to CBAN’s Knowledge, any director, officer, employee, auditor, accountant or representative of CBAN or any of its Subsidiaries has received, or otherwise had or obtained Knowledge of, any material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of CBAN or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that CBAN or any of its Subsidiaries has engaged in questionable accounting or auditing practices.
Section 4.06   Regulatory Reports.
Since January 1, 2023, CBAN and each of its Subsidiaries has timely filed with the SEC, FRB, FDIC, any SRO and any other applicable Governmental Authority, in correct form, all reports, registration statements and other documents required to be filed under applicable Laws and regulations and have paid all fees and assessments due and payable in connection therewith, and such reports were complete and accurate and in compliance in all material respects with the requirements of applicable Laws and regulations, except where the failure to file such report or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect with respect to CBAN. Except for normal examinations conducted by a Governmental Authority in the regular course of the business of CBAN and its Subsidiaries, no Governmental Authority has notified CBAN that it has initiated or has pending any proceeding or, to the Knowledge of CBAN threatened an investigation into the business or operations of CBAN or any of its Subsidiaries since January 1, 2023, except where such proceedings or investigation would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to CBAN. Subject to Section 9.11, there is no unresolved violation, criticism or exception by any Governmental Authority with respect to any report filed by, or relating to any examinations or inspections by any such Governmental Authority of CBAN or any of its Subsidiaries which would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect with respect to CBAN.
Section 4.07   Regulatory Approvals; No Defaults.
No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority are required to be made or obtained by CBAN or any of its Subsidiaries in connection with the execution, delivery or performance by CBAN of this Agreement or to consummate the transactions contemplated by this Agreement, including the Bank Merger, except for (a) the Regulatory Approvals, (b) the filing with the SEC and the filing and declaration of effectiveness of the Registration Statement, (c) the Requisite CBAN Shareholder Approval, (d) the filing of the Articles of Merger contemplated by Section 1.04(a) and the filing of documents with the FDIC, the Secretary of State of the State of Georgia, the Secretary of State of the State of South Carolina, or other applicable state or federal banking agencies to cause the Bank Merger to become effective, (e) such other filings and reports as required pursuant to the Exchange Act and the rules and regulations promulgated thereunder, or applicable stock exchange requirements, (f) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules and regulations of any applicable SRO and the rules of the NYSE and (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the CBAN Common Stock Issuance and approval of listing of such CBAN Common Stock on the NYSE. Subject to the receipt of the approvals referred to in the preceding sentence, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by CBAN do not and will not, (i) constitute a breach or violation of, or a default under, the articles of incorporation and bylaws of CBAN, (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to CBAN or any of its Subsidiaries, or any of their respective properties or assets, or (iii) violate, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of CBAN or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which CBAN or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound. As of the date hereof, CBAN has no Knowledge of any reason (A) why the Regulatory Approvals and other necessary consents and approvals will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis and (B) why a Burdensome Condition would be imposed.
Section 4.08   CBAN Information.
The information relating to CBAN and its Subsidiaries that is supplied by or on behalf of CBAN for inclusion or incorporation by reference in the Proxy Statement-Prospectus and the Registration Statement will not (with respect to the Proxy Statement-Prospectus, as of the date the Proxy Statement-Prospectus is first mailed to FSRL shareholders and as of the date of the FSRL Meeting, and with respect to the Registration Statement, as of the time the Registration Statement or any amendment or supplement thereto is declared effective under the Securities Act) contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading; provided, however, that any information contained in any CBAN Report as of a later date shall be deemed to modify information as of an earlier date. The portions of the Proxy Statement-Prospectus relating to CBAN and CBAN’s Subsidiaries and other portions thereof within the reasonable control of CBAN and its Subsidiaries will comply as to form in all material respects with the provisions of the Exchange Act, and the rules and regulations thereunder.

Section 4.09   Absence of Certain Changes or Events.
Except as reflected or disclosed in CBAN’s Annual Report on Form 10-K for the year ended December 31, 2025 or in the CBAN Reports since December 31, 2025, as filed with the SEC, there has been no change or development with respect to CBAN and its assets and business or combination of such changes or developments which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect with respect to CBAN.
Section 4.10   Compliance with Laws.
(a)   CBAN and each of its Subsidiaries is, and has been since January 1, 2023, in compliance in all material respects with all applicable federal, state, local and foreign Laws, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Home Mortgage Disclosure Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Dodd-Frank Act, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act or the regulations implementing such statutes, all other applicable anti-money laundering Laws, fair lending Laws and other Laws relating to discriminatory lending, financing, leasing or business practices and all agency requirements relating to the origination, sale and servicing of mortgage loans. Since January 1, 2023, neither CBAN nor any of its Subsidiaries has been advised of any supervisory concerns regarding their compliance with the Bank Secrecy Act or related state or federal anti-money laundering laws, regulations and guidelines, including without limitation those provisions of federal regulations requiring (i) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (ii) the maintenance of records and (iii) the exercise of due diligence in identifying customers.
(b)   CBAN and each of its Subsidiaries have all material permits, licenses, authorizations, orders and approvals of, and each has made all filings and applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted. All such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to CBAN’s Knowledge, no suspension or cancellation of any of them is threatened.
(c)   Neither CBAN nor any of its Subsidiaries has received, since January 1, 2023, written or, to CBAN’s Knowledge, oral notification from any Governmental Authority (i) asserting that it is not in compliance with any of the Laws which such Governmental Authority enforces or (ii) threatening to revoke any license, franchise, permit or governmental authorization (nor, to CBAN’s Knowledge, do any grounds for any of the foregoing exist), except where such noncompliance of threatened revocation is not reasonably likely to have, a Material Adverse Effect with respect to CBAN.
Section 4.11   CBAN Regulatory Matters.
(a)   CBAN is regulated as a bank holding company under the Bank Holding Company Act of 1956, as amended.
(b)   Colony Bank is an “insured depositary institution” as defined in the FDIA, the deposits of Colony Bank are insured by the FDIC in accordance with FDIA to the fullest extent permitted by Law, and Colony Bank has paid all premiums and assessments and filed all reports required by the FDIA. No proceedings for the revocation or termination of such deposit insurance are pending or, to CBAN’s Knowledge, threatened. Colony Bank received a rating of “satisfactory” in its most recent examination under the Community Reinvestment Act.
(c)   Subject to Section 9.11, since January 1, 2023, neither CBAN nor any of its Subsidiaries is party to, or the subject of, any cease-and-desist order, consent order, written agreement, order for civil money penalty, refund, restitution, prompt corrective action directive, memorandum of understanding, supervisory letter, individual minimum capital requirement, operating agreement, or any other formal or informal enforcement action issued or required by, or entered into with, any Governmental Authority. Neither CBAN nor any of its Subsidiaries has made, adopted, or implemented any commitment, board resolution, policy, or procedure at the request or recommendation of any Governmental Authority that limits in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its payment of dividends or distribution of capital, its credit or risk management, its compliance program, its management, its growth, or its business. Neither CBAN nor any of its Subsidiaries has Knowledge that any Governmental Authority is considering issuing, initiating, ordering, requesting, recommending, or otherwise proceeding with any of the items referenced in this paragraph.
Section 4.12   Brokers.
Neither CBAN nor any of its officers, directors or any of its Subsidiaries has employed any broker or finder or incurred, nor will it incur, any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that CBAN has engaged, and will pay a fee or commission to Keefe, Bruyette & Woods.
Section 4.13   Legal Proceedings.
(a)   Neither CBAN nor any of its Subsidiaries is a party to any, and there are no pending or, to CBAN’s Knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against CBAN or any of its Subsidiaries or any of their current or former directors or executive officers in their capacities as such that is reasonably likely to have a Material Adverse Effect on CBAN, or challenging the validity or propriety of the transactions contemplated by this Agreement.
(b)   Subject to Section 9.11, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CBAN, there is no material injunction, order, judgment, decree or regulatory restriction (other than regulatory restrictions of general application to banks and bank holding companies) imposed upon CBAN, any of its Subsidiaries or the assets of CBAN or any of its Subsidiaries (or that, upon consummation of the Merger or the Bank Merger would apply to the Surviving Entity or any of its Subsidiaries or affiliates).
Section 4.14   Tax Matters.
Neither CBAN nor any of its Subsidiaries has taken or agreed to take any action, or is aware of any fact or circumstance, that would be reasonably likely to prevent the Merger or the Bank Merger from qualifying for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code.
Section 4.15   Agreements with Regulatory Agencies.
Neither CBAN nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is a recipient of any extraordinary supervisory letter from, or is subject to any order or directive by, or has adopted any board resolutions at the request of any Governmental Authority (each a “CBAN Regulatory Agreement”) that restricts, or by its terms will in the future restrict, the conduct of CBAN’s or any of its Subsidiaries’ business or that in any manner relates to their capital adequacy, credit or risk management policies, dividend policies, management, business or operations, nor has CBAN or any of its Subsidiaries been advised by any Governmental Authority that it is considering issuing, initiating, ordering, requesting, recommending, or otherwise proceeding with (or is considering the appropriateness of any of the aforementioned actions) any CBAN Regulatory Agreement. To CBAN’s Knowledge, there are no investigations relating to any regulatory matters pending before any Governmental Authority with respect to CBAN or any of its Subsidiaries.
Section 4.16   Regulatory Capitalization.
CBAN and its Subsidiaries are “well-capitalized,” as such term is defined in the applicable state and federal rules and regulations.
Section 4.17   Community Reinvestment Act, Anti-money Laundering and Customer Information Security.
Neither CBAN nor any of its Subsidiaries is a party to any agreement with any individual or group regarding Community Reinvestment Act matters and neither CBAN nor any of its Subsidiaries has

Knowledge that any facts or circumstances exist which would cause CBAN or any of its Subsidiaries: (i) to be deemed not to be in satisfactory compliance with the Community Reinvestment Act, and the regulations promulgated thereunder, or to be assigned a rating for Community Reinvestment Act purposes by federal or state bank regulators of lower than “satisfactory”; or (ii) to be deemed to be operating in violation of the Bank Secrecy Act and its implementing regulations (31 C.F.R. Part 103), the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance with the applicable privacy of customer information requirements contained in any federal and state privacy Laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder. Furthermore, the boards of directors of CBAN and its Subsidiaries has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act.
Section 4.18   Loans.
As of the date hereof, each Loan held in CBAN’s or any of its Subsidiaries’ loan portfolio, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect with respect to CBAN, (i) at the time and under the circumstances in which made, was made for good, valuable and adequate consideration in the ordinary course of business and are the legal and binding obligations of the obligors thereof (except as enforcement against the obligors may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws relating to or affecting the enforcement of creditors’ rights generally, and subject to general principals of equity which may limit the enforcement of certain remedies), (ii) is evidenced by genuine notes, agreements, or other evidences of indebtedness, (iii) was made in accordance with the lending policies and underwriting standards of Colony Bank, and (iv) to the extent secured, have been secured, to the Knowledge of CBAN, by valid Liens and security interests which have been perfected.
Section 4.19   No Financing
CBAN has and will have as of the Effective Time, without having to resort to external sources, sufficient capital to effect the transactions contemplated by this Agreement.
Section 4.20   Benefits.
(a)   For purposes of this Agreement, “CBAN Benefit Plans” means all benefit and compensation plans, contracts, policies or arrangements (i) covering current or former employees of CBAN or any of its Subsidiaries, (ii) covering current or former directors of CBAN or any of its Subsidiaries, or (iii) with respect to which CBAN, any of its Subsidiaries, Controlled Group Members, or ERISA Affiliates has or may have any liability or contingent liability including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA, health/welfare, employment, severance, change-of-control, fringe benefit, deferred compensation, defined benefit plan, defined contribution plan, stock option, stock purchase, stock appreciation rights, stock based, incentive, bonus plans, retirement plans and other policies, plans or arrangements whether or not subject to ERISA.
(b)   All CBAN Benefit Plans are in compliance in all material respects in form and operation with all applicable Laws, including ERISA and the Code. All CBAN Benefit Plans have been administered in all material respects in accordance with their terms. There is no pending or, to CBAN’s Knowledge, threatened litigation or regulatory action relating to the CBAN Benefit Plans. Neither CBAN nor any of its Subsidiaries has engaged in a transaction with respect to any CBAN Benefit Plan that could reasonably be expected to subject CBAN or any of its Subsidiaries to a tax or penalty under Section 4975 of the Code or Section 502(i) of ERISA. There are no audits, inquiries, investigations, or proceedings pending or, to CBAN’s Knowledge, threatened by any Governmental Authority, or participant claims (other than claims for benefits in the normal course of business), with respect to any CBAN Benefit Plan. Neither CBAN nor any administrator or fiduciary of any CBAN Benefit Plan (or any agent of any of the foregoing) that is an employee of CBAN has engaged in any transaction, or acted or failed to act in any manner with respect to any CBAN Benefit Plan that could subject it to any direct or indirect material liability (by indemnity or otherwise) for breach of any fiduciary, co-fiduciary, or other duty under ERISA.
Section 4.21   No Other Representations or Warranties.
Except for the representations and warranties made by CBAN in this Article IV and for the disclosures contained in the CBAN Disclosure Schedule, neither CBAN nor any other person makes any express or implied representation or warranty with respect to CBAN, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and CBAN hereby disclaims any such other representations or warranties. CBAN acknowledges and agrees that neither FSRL nor any other person has made or is making any express or implied representation or warranty other than those contained in Article III and in the FSRL Disclosure Schedule.
ARTICLE V
COVENANTS
Section 5.01   Covenants of FSRL.
During the period from the date of this Agreement and continuing until the Effective Time or the earlier termination of this Agreement in accordance with its terms, except as expressly contemplated or permitted by this Agreement (including as set forth in the FSRL Disclosure Schedule), required by Law or with the prior written consent of CBAN (which consent shall not be unreasonably withheld, conditioned or delayed), FSRL shall carry on its business, including the business of each of its Subsidiaries, in the Ordinary Course of Business in all material respects and consistent with prudent banking practice. Without limiting the generality of the foregoing, FSRL will use its commercially reasonable best efforts to (i) preserve its business organizations and assets intact, (ii) keep available to itself and CBAN the present services of the current officers and employees of FSRL and its Subsidiaries, (iii) preserve for itself and CBAN the goodwill of its customers, employees, lessors and others with whom business relationships exist, and (iv) continue diligent collection efforts with respect to any delinquent loans and, to the extent within its control, not allow any material increase in delinquent loans. Without limiting the generality of and in furtherance of the foregoing, from the date of this Agreement until the Effective Time, except (w) as set forth in FSRL Disclosure Schedule 5.01, (x) as required by applicable Law or Governmental Authority, (y) as otherwise expressly required by this Agreement, or (z) consented to in writing by CBAN (which consent shall not be unreasonably withheld, conditioned or delayed), FSRL shall not and shall not permit its Subsidiaries to:
(a)   Stock.   (i) Issue, sell, grant, pledge, dispose of, encumber or otherwise permit to become outstanding, or authorize the creation of, any additional shares of its stock, any Rights, any new award or grant under the FSRL Stock Plans or otherwise, or any other securities (including units of beneficial ownership interest in any partnership or limited liability company), or enter into any agreement with respect to the foregoing, (ii) except as expressly permitted by this Agreement, accelerate the vesting of any existing Rights, or (iii) except as expressly permitted by this Agreement, directly or indirectly change (or establish a record date for changing), adjust, split, combine, redeem, reclassify, exchange, purchase or otherwise acquire any shares of its capital stock, or any other securities (including units of beneficial ownership interest in any partnership or limited liability company) convertible into or exchangeable for any additional shares of stock, any Rights issued and outstanding prior to the Effective Time.
(b)   Dividends; Other Distributions.   Make, declare, pay or set aside for payment of dividends payable in cash, stock or property on or in respect of, or declare or make any distribution on, any shares of its capital stock, except for dividends from wholly-owned Subsidiaries to FSRL.
(c)   Compensation; Employment Agreements, Etc.   Enter into or amend or renew any employment, consulting, compensatory, severance, retention or similar agreements or arrangements with any director, officer or employee of FSRL or any of its Subsidiaries, or grant any salary, wage or fee increase or increase any employee benefit or pay any incentive or bonus payments, except, in each case, (i) normal increases in base salary to employees in the Ordinary Course of Business and pursuant to policies currently in effect, provided that, such increases shall not result in an annual adjustment in base compensation (which includes base salary and any other compensation other than bonus payments)

of more than 5% for any individual or 3% in the aggregate for all employees of FSRL or any of its Subsidiaries other than annual increases in base compensation and year-end bonuses disclosed in FSRL Disclosure Schedule 5.01(c), (ii) as specifically provided for by this Agreement (including, without limitation, as contemplated by Section 5.11 of this Agreement), (iii) as may be required by Law, (iv) to satisfy the contractual obligations existing as of the date hereof set forth on FSRL Disclosure Schedule 3.16(l), or (iv) as otherwise set forth in FSRL Disclosure Schedule 5.01(c).
(d)   Hiring.   (i) Hire any person as an employee or officer of FSRL or any of its Subsidiaries, except for at-will employment at an annual rate of base salary not to exceed $100,000 to fill vacancies that may arise from time to time in the Ordinary Course of Business, or (ii) promote any employee except to fill vacancies that may arise in the Ordinary Course of Business or to satisfy contractual obligations existing as of the date of this Agreement and set forth on FSRL Disclosure Schedule 5.01(d).
(e)   Benefit Plans.   Enter into, establish, adopt, amend, modify or terminate (except (i) as may be required by or to make consistent with applicable Law, (ii) to satisfy contractual obligations existing as of the date hereof (iii) as previously disclosed to CBAN and set forth in FSRL Disclosure Schedule 5.01(e), or (iv) as may be required pursuant to the terms of this Agreement (including, without limitation, as contemplated by Section 5.11 of this Agreement)) any FSRL Benefit Plan.
(f)   Transactions with Affiliates.   Except pursuant to agreements or arrangements in effect on the date hereof and set forth in FSRL Disclosure Schedule 5.01(f), pay, loan or advance any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of its officers or directors or any of their immediate family members or any Affiliates or Associates of any of its officers or directors other than compensation or business expense advancements or reimbursements in the Ordinary Course of Business.
(g)   Dispositions.   Except as set forth in FSRL Disclosure Schedule 3.13(a), sell, license, lease, transfer, mortgage, pledge, encumber or otherwise dispose of or discontinue any of its rights, assets, deposits, business or properties or cancel or release any indebtedness owed to FSRL or any of its Subsidiaries.
(h)   Acquisitions.   Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the Ordinary Course of Business) all or any portion of the assets, debt, business, deposits or properties of any other entity or Person, except for purchases specifically approved by CBAN pursuant to any other applicable paragraph of this Section 5.01.
(i)   Capital Expenditures.   Except as set forth in FSRL Disclosure Schedule 5.01(i), make any capital expenditures in amounts exceeding $50,000 individually, or $250,000 in the aggregate, provided that CBAN shall grant or deny its consent to emergency repairs or replacements necessary to prevent substantial deterioration of the condition of a property within two (2) Business Days of its receipt of a written request from FSRL.
(j)   Governing Documents.   Amend FSRL’s articles of incorporation or bylaws or any equivalent documents of FSRL’s Subsidiaries.
(k)   Accounting Methods.   Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by applicable Laws or GAAP or applicable accounting requirements of any Governmental Authority, in each case, including changes in the interpretation or enforcement thereof.
(l)   Contracts.   Enter into, amend, modify, terminate, renew, extend, or waive any material provision of, any FSRL Material Contract, Lease or Insurance Policy, or make any change in any instrument or agreement governing the terms of any of its securities, or material lease, license or contract, or enter into any contract that would constitute a FSRL Material Contract if it were in effect on the date of this Agreement, except for any amendments, modifications or terminations reasonably requested by CBAN.
(m)   Claims.   Other than settlement of foreclosure actions in the Ordinary Course of Business, (i) enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which FSRL or any of its Subsidiaries is or becomes a party after the date of this Agreement, which settlement or agreement involves payment by FSRL or any of its Subsidiaries of an amount which exceeds $50,000 individually or $150,000 in the aggregate and/or would impose any material restriction on the business of FSRL or any of its Subsidiaries or (ii) waive or release any material rights or claims, or agree or consent to the issuance of any injunction, decree, order or judgment restricting or otherwise affecting its business or operations.
(n)   Banking Operations.   (i) Enter into any material new line of business, introduce any material new products or services, any material marketing campaigns or any material new sales compensation or incentive programs or arrangements; (ii) change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by applicable Law, regulation or policies imposed by any Governmental Authority; (iii) make any material changes in its policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service Loans, its hedging practices and policies; and (iv) incur any material liability or obligation relating to retail banking and branch merchandising, marketing and advertising activities and initiatives except in the Ordinary Course of Business.
(o)   Derivative Transactions.   Enter into any Derivative Transaction other than in the Ordinary Course of Business consistent with past practice.
(p)   Indebtedness.   Incur any indebtedness for borrowed money other than in the Ordinary Course of Business consistent with past practice with a term not in excess of twelve (12) months (other than creation of deposit liabilities or sales of certificates of deposit in the Ordinary Course of Business), or incur, assume or become subject to, whether directly or by way of any guarantee or otherwise, any obligations or liabilities (absolute, accrued, contingent or otherwise) of any other Person, other than the issuance of letters of credit in the Ordinary Course of Business and in accordance with the restrictions set forth in Section 5.01(s).
(q)   Investment Securities.   Unless mutually agreed upon by the Parties, (i) other than in the Ordinary Course of Business consistent with past practice, acquire, sell or otherwise dispose of any debt security or equity investment (other than obligations of the government of the United States or agencies of the United States or state or local governments having maturities of not more than five (5) years and which municipal obligations have been assigned a rating of A2 or better by Moody’s Investors Service or A or better by Standard and Poor’s), or any certificates of deposits issued by other banks, nor (ii) change the classification method for any of the FSRL Investment Securities from “held to maturity” to “available for sale” or from “available for sale” to “held to maturity,” as those terms are used in ASC 320.
(r)   Deposits.   Other than in the Ordinary Course of Business, make any changes to deposit pricing or acquire any “brokered deposits” except for any extensions or renewals of existing brokered deposits.
(s)   Loans.   Except for loans or extensions of credit approved and/or committed as of the date hereof that are listed in FSRL Disclosure Schedule 5.01(s), (i) make, renew, renegotiate, increase, extend or modify any (A) unsecured loan, if the amount of such unsecured loan, together with any other outstanding unsecured loans made by FSRL or any of its Subsidiaries to such borrower or its Affiliates, would be in excess of $100,000, in the aggregate, (B) loan secured by other than a first lien in excess of $500,000, (C) loan in excess of FFIEC regulatory guidelines relating to loan to value ratios, (D) loan secured by a first lien residential mortgage and with no loan policy exceptions in excess of $750,000, (E) secured loan over $2,000,000, (F) any loan that is not made in conformity with FSRL’s ordinary course lending policies and guidelines in effect as of the date hereof, or (G) loan, whether secured or unsecured, if the amount of such loan, together with any other outstanding loans (without regard to whether such other loans have been advanced or remain to be advanced), would result in the aggregate outstanding loans to any borrower of FSRL or any of its Subsidiaries (without regard to whether such other loans have been advanced or remain to be advanced) to exceed $2,000,000, (ii) sell any loan or loan pools in excess of $1,000,000 in principal amount or sale price (other than residential mortgage loan pools sold in the Ordinary Course of Business), or (iii) acquire any servicing rights, or sell or otherwise transfer any loan where FSRL or any its Subsidiaries retains any servicing rights (except for servicing rights acquired or sold in the Ordinary Course of Business with Fannie Mae or Freddie Mac). Any loan in excess of the limits set forth in this Section 5.01(s) shall require the prior written approval of the President or Chief Credit Officer of Colony Bank, which approval or rejection shall be given in writing within one (1) Business Day after the loan package is delivered to such individual.
(t)   Investments or Developments in Real Estate.   Make any investment or commitment to invest in real estate or in any real estate development project other than by way of foreclosures or deed in lieu thereof or make any investment or commitment to develop, or otherwise take any actions to develop any real estate owned by FSRL or its Subsidiaries.
(u)   Taxes.   Make or change any material Tax election, file any material amended Tax Return, enter into any material closing agreement with respect to Taxes, settle or compromise any material liability with respect to Taxes, agree to any material adjustment of any Tax attribute, file any claim for a material refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment, provided that, for purposes of this Section 5.01(u), “material” means affecting or relating to $50,000 or more in Taxes or $150,000 or more of taxable income.
(v)   Tax Treatment of Each of the Merger and the Bank Merger.   Take any action that is intended or is reasonably likely to result in either the Merger or the Bank Merger failing to qualify as a “reorganization” under Section 368(a) of the Code.
(w)   Compliance with Agreements.   Commit any act or omission which constitutes a material breach or default by FSRL or any of its Subsidiaries under any agreement with any Governmental Authority or under any FSRL Material Contract, Lease, the Fannie Mae Seller Guide, the Freddie Mac Seller Guide or other material agreement or material license to which FSRL or any of its Subsidiaries is a party or by which any of them or their respective properties are bound or under which any of them or their respective assets, business, or operations receives benefits.
(x)   Environmental Assessments.   Foreclose on or take a deed or title to any real estate other than single-family residential properties without first conducting an ASTM International (“ASTM”) E1527-13 Phase I Environmental Site Assessment (or any applicable successor standard) of the property that satisfies the requirements of 40 C.F.R. Part 312 (“Phase I”), or foreclose on or take a deed or title to any real estate other than single-family residential properties if such environmental assessment indicates the presence or likely presence of any Hazardous Substances under conditions that indicate an existing release, a past release, or a material threat of a release of any Hazardous Substances into structures on the property or into the ground, ground water, or surface water of the property.
(y)   Adverse Actions.   Take any action or knowingly fail to take any action not contemplated by this Agreement that is intended or is reasonably likely to (i) prevent, delay or impair FSRL’s ability to consummate the Merger or the transactions contemplated by this Agreement or (ii) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.01.
(z)   Capital Stock Purchase.   Except as required by an FSRL Benefit Plan for purposes of satisfying tax withholding obligations related to the vesting of awards granted thereunder, or otherwise required by the ESOP, directly or indirectly repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock.
(aa)   Facilities.   Except as required by Law, file any application or make any contract or commitment for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production or servicing facility or automated banking facility, except for any change that may be requested by CBAN.
(bb)   Restructure.   Merge or consolidate itself or any of its Subsidiaries with any other Person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries.
(cc)   Loan Workouts.   Compromise, resolve, or otherwise “workout” any delinquent or troubled loan, other than any loan workout in the Ordinary Course of Business.

(dd)   Commitments.   (i) Enter into any contract with respect to, or otherwise agree or commit to do, or adopt any resolutions of its board of directors or similar governing body in support of, any of the foregoing or (ii) take any action that is intended or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger not being satisfied in any material respect or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable Law.
Section 5.02   Covenants of CBAN.
(a)   Affirmative Covenants.   From the date hereof until the Effective Time, CBAN will carry on its business consistent with prudent banking practices and in compliance in all material respects with all applicable Laws.
(b)   Negative Covenants.   From the date hereof until the Effective Time, except as expressly permitted or contemplated by this Agreement, or as required by applicable law or a Governmental Authority, or with the prior written consent of FSRL during the period from the date of this Agreement to the Effective Time, CBAN shall not, and shall not permit any of its Subsidiaries to:
(i)   Take any action or knowingly fail to take any action that is intended or is reasonably likely to result in either the Merger or the Bank Merger failing to qualify as a “reorganization” under Section 368(a) of the Code;
(ii)   Take any action or knowingly fail to take any action that is reasonably likely to prevent, delay or impair CBAN’s ability to consummate the Merger or the transactions contemplated by this Agreement or Colony Bank’s ability to consummate the Bank Merger or perform any of its obligations under the Bank Plan of Merger; or
(iii)   agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.02.
Section 5.03   Commercially Reasonable Efforts.
Subject to the terms and conditions of this Agreement, each of the Parties agrees to use commercially reasonable efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws, so as to permit consummation of the transactions contemplated hereby as promptly as practicable, including the satisfaction of the conditions set forth in Article VI, and shall reasonably cooperate with the other Party to that end.
Section 5.04   Shareholder Approvals.
(a)   Each of CBAN and FSRL shall call, give notice of, convene and hold a meeting of its shareholders (the “CBAN Meeting” and the “FSRL Meeting,” respectively) as soon as reasonably practicable (subject to applicable notice requirements) after the Registration Statement is declared effective for the purpose of obtaining the Requisite CBAN Shareholder Approval and the Requisite FSRL Shareholder Approval required in connection with this Agreement and the Merger and, if so desired and mutually agreed, upon other matters of the type customarily brought before an annual or special meeting of shareholders to approve a merger agreement or the issuance of shares contemplated thereby (as applicable). The board of directors of each of CBAN and FSRL shall use its commercially reasonable efforts to obtain from the shareholders of CBAN and FSRL, as the case may be, the Requisite CBAN Shareholder Approval, in the case of CBAN, and the Requisite FSRL Shareholder Approval, in the case of FSRL, including by communicating to its respective shareholders its recommendation (and including such recommendation in the Proxy Statement/Prospectus) that they approve this Agreement and the transactions contemplated hereby, including, with respect to CBAN, the CBAN Common Stock Issuance. CBAN or FSRL shall adjourn or postpone the CBAN Meeting or the FSRL Meeting, as the case may be, if, as of the time for which such meeting is originally scheduled there are insufficient shares of CBAN Common Stock or the FSRL Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting CBAN or FSRL, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the Requisite CBAN Shareholder Approval or the Requisite FSRL Shareholder Approval. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, each of the CBAN Meeting and FSRL Meeting shall be convened, the CBAN Common Stock Issuance shall be submitted to the shareholders of CBAN, and this Agreement shall be submitted to the shareholders of FSRL, at the CBAN Meeting and FSRL Meeting, respectively, for the purpose of voting on the approval of such proposals and the other matters contemplated hereby, and nothing contained herein shall be deemed to relieve either CBAN or FSRL of such obligation. CBAN and FSRL shall use their commercially reasonable efforts to cooperate to hold the CBAN Meeting and FSRL Meeting as soon as reasonably practicable (subject to applicable notice requirements) after the Registration Statement is declared effective, and to set the same record date for each such meeting.
(b)   Except to the extent provided otherwise in Section 5.09, the board of directors of FSRL shall at all times prior to and during the FSRL Meeting recommend approval of this Agreement by the shareholders of FSRL and the transactions contemplated hereby (including the Merger) and any other matters required to be approved by FSRL’s shareholders for consummation of the Merger and the transactions contemplated hereby (the “FSRL Recommendation”) and shall not withhold, withdraw, amend, modify, change or qualify such recommendation in a manner adverse in any respect to the interests of CBAN or take any other action or make any other public statement inconsistent with such recommendation and the Proxy Statement-Prospectus shall include the FSRL Recommendation. FSRL shall not take any action that would constitute a “FSRL Subsequent Determination,” including publicly proposing to change, qualify, withhold or withdraw the FSRL Recommendation, or adopting, approving or recommending any alternative transaction. In the event that there is present at such meeting, in person or by proxy, sufficient favorable voting power to secure the Requisite FSRL Shareholder Approval, FSRL will not adjourn or postpone the FSRL Meeting unless FSRL is advised by counsel that failure to do so would result in a breach of the fiduciary duties of the board of directors of FSRL. FSRL shall keep CBAN updated with respect to the proxy solicitation results in connection with the FSRL Meeting as reasonably requested by CBAN.
(c)   The board of directors of CBAN shall at all times prior to and during the CBAN Meeting recommend approval of the CBAN Common Stock Issuance by the shareholders of CBAN and any other matters required to be approved by CBAN’s shareholders for the CBAN Common Stock Issuance (the “CBAN Recommendation”) and shall not withhold, withdraw, amend, modify, change or qualify such recommendation in a manner adverse in any respect to the interests of FSRL or take any other action or make any other public statement inconsistent with such recommendation and the Proxy Statement-Prospectus shall include such recommendation. In the event that there is present at such meeting, in person or by proxy, sufficient favorable voting power to secure the Requisite CBAN Shareholder Approval, CBAN will not adjourn or postpone the CBAN Meeting unless CBAN is advised by counsel that failure to do so would result in a breach of the fiduciary duties of the board of directors of CBAN. CBAN shall keep FSRL updated with respect to the proxy solicitation results in connection with the CBAN Meeting as reasonably requested by FSRL.
Section 5.05   Registration Statement; Proxy Statement-Prospectus; NYSE Listing.
(a)   CBAN and FSRL agree to cooperate in the preparation of the Registration Statement. FSRL shall use its reasonable best efforts to deliver to CBAN such financial statements and related analysis of FSRL, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of FSRL, as may be required in order to file the Registration Statement, and any other report required to be filed by CBAN with the SEC, in each case, in compliance in all material respects with applicable Laws, and shall, as promptly as practicable following execution of this Agreement, prepare and deliver drafts of such information to CBAN to review. Subject to FSRL’s cooperation as provided in this Section 5.05(a), within sixty (60) days of the date of this Agreement, CBAN shall file with the SEC the Registration Statement. Each of CBAN and FSRL agree to use their respective commercially reasonable efforts to cause the Registration Statement to be declared effective by the SEC as promptly as reasonably practicable after the filing thereof and to maintain such effectiveness for as long as necessary to consummate the Merger and the other transactions contemplated by this Agreement. CBAN also agrees to use commercially reasonable efforts to obtain any necessary state securities Law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement. FSRL agrees to cooperate with CBAN and CBAN’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from FSRL’s independent auditors in connection with the Registration Statement and the Proxy Statement-Prospectus. After the Registration Statement is declared effective under the Securities Act, FSRL, at its sole expense, shall promptly mail or cause to be mailed the Proxy Statement-Prospectus to its shareholders.
(b)   CBAN will advise FSRL, promptly after CBAN receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of CBAN Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or upon the receipt of any comments (whether written or oral) from the SEC or its staff. CBAN will provide FSRL and its counsel with a reasonable opportunity to review and comment on the Registration Statement and the Proxy Statement-Prospectus, and all responses to requests for additional information by and replies to comments of the SEC prior to filing such with, or sending such to, the SEC, and CBAN will provide FSRL and its counsel with a copy of all such filings made with the SEC. If at any time prior to the Effective Time there shall occur any event that should be disclosed in an amendment or supplement to the Proxy Statement-Prospectus or the Registration Statement so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, CBAN shall use its commercially reasonable efforts to promptly prepare and file such amendment or supplement with the SEC (if required under applicable Law) and cooperate with FSRL to mail such amendment or supplement to FSRL shareholders (if required under applicable Law).
(c)   CBAN will use its commercially reasonable efforts to cause the shares of CBAN Common Stock to be issued in connection with the transactions contemplated by this Agreement to be approved for listing on NYSE, subject to official notice of issuance, prior to the Effective Time.
Section 5.06   Regulatory Filings; Consents.
(a)   Each of CBAN and FSRL and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts (i) to promptly prepare all documentation (including the Registration Statement and the Proxy Statement-Prospectus), and to effect all filings, to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement, the Regulatory Approvals and all other consents and approvals of a Governmental Authority required to consummate the Merger in the manner contemplated herein, (ii) to comply with the terms and conditions of such permits, consents, approvals and authorizations and (iii) to cause the transactions contemplated by this Agreement to be consummated as expeditiously as practicable, including obtaining all necessary, proper or advisable approvals, authorizations, actions or non-actions, waivers, permits, consents, qualifications and exemptions from Governmental Authorities and all non-governmental Persons, and executing and delivering any additional documents or instruments reasonably necessary, proper or advisable to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement; provided, however, notwithstanding the foregoing or anything to the contrary in this Agreement, nothing contained herein shall be deemed to require CBAN or any of its Subsidiaries or FSRL or any of its Subsidiaries to take any non-standard action, or commit to take any such action, or agree to any non-standard condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of any Governmental Authority that would reasonably be likely to have a material and adverse effect (measured on a scale relative to FSRL) on the condition (financial or otherwise), results of operations, liquidity, assets or deposit liabilities, properties or business of CBAN, FSRL, the Surviving Entity or the Surviving Bank, after giving effect to the Merger (“Burdensome Condition”). CBAN and FSRL will furnish each other and each other’s counsel with all information concerning themselves, their Subsidiaries, directors, trustees, officers and shareholders and such other matters as may be necessary or advisable in connection with any application, petition or any other statement or application made by or on behalf of CBAN or FSRL to any Governmental Authority in connection with the transactions contemplated by this Agreement. Each Party shall have the right to review and approve in advance all characterizations of the information relating to such party and any of its Subsidiaries that appear in any filing made in connection with the transactions contemplated by this Agreement with any Governmental Authority. In addition, CBAN and FSRL shall each furnish to the other for review a copy of each non-confidential portion of such filing made in connection with the transactions contemplated by this Agreement with any Governmental Authority prior to its filing. Without limiting the foregoing, FSRL and CBAN shall use their reasonable best efforts to obtain and shall cooperate with each other in obtaining the Fannie Mae’s, Freddie Mac’s and the SBA’s respective authorizations to transfer FSRL’s Fannie Mae Seller Servicer approval, Freddie Mac Seller Servicer approval and SBA lender approval to CBAN.
(b)   FSRL will use its reasonable best efforts, and CBAN shall reasonably cooperate with FSRL at FSRL’s request, to obtain all consents, approvals, authorizations, waivers or similar affirmations described on FSRL Disclosure Schedule 3.13(c) or that are otherwise required to be obtained under the terms of any FSRL Material Contract in order to prevent the consummation of the transactions contemplated by this Agreement from constituting a default under such FSRL Material Contract or creating any lien, claim, or charge upon any of the assets of FSRL or any of its Subsidiaries. Each Party will notify the other Party promptly and shall promptly furnish the other Party with copies of notices or other communications received by such Party or any of its Subsidiaries of any communication from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from such Party, its Subsidiaries or its representatives). FSRL will consult with CBAN and its representatives as often as practicable under the circumstances so as to permit FSRL and CBAN and their respective representatives to cooperate to take appropriate measures to obtain such consents and avoid or mitigate any adverse consequences that may result from the foregoing.
(c)   Each Party shall have the right to review in advance, and, to the extent reasonably practicable, consult with the other Party, subject to applicable Law, confidentiality obligations and regulatory requirements and without delaying any required filing, all information relating to such Party or any of its Subsidiaries that appears in any filing made with, or written materials submitted to, any Governmental Authority in connection with the transactions contemplated by this Agreement.
Section 5.07   Publicity.
CBAN and FSRL shall consult with each other before issuing any press release with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public statement without the prior consent of the other Party, which shall not be unreasonably delayed or withheld; provided, however, that a party may, without the prior consent of the other party (but after such consultation, to the extent practicable in the circumstances), issue such press release or make such public statements as may upon the advice of counsel be required by Law or the rules and regulations of any stock exchanges. It is understood that CBAN shall assume primary responsibility for the preparation of joint press releases relating to this Agreement, the Merger and the other transactions contemplated hereby.
Section 5.08   Access; Current Information.
(a)   For the purposes of verifying the representations and warranties of the other and preparing for the Merger and the other matters contemplated by this Agreement, upon reasonable notice and subject to applicable Laws, FSRL agrees to afford CBAN and its officers, employees, counsel, accountants and other authorized representatives such access during normal business hours at any time and from time to time throughout the period prior to the Effective Time to FSRL’s and its Subsidiaries’ books, records (including, without limitation, Tax Returns and work papers of independent auditors), information technology systems, business, properties and personnel and to such other information relating to them as CBAN may reasonably request and FSRL shall use its commercially reasonable efforts to provide any appropriate notices to employees and/or customers in accordance with applicable Law and FSRL’s privacy policy and, during such period, FSRL shall furnish to CBAN, upon CBAN’s reasonable request, all such other information concerning the business, properties and personnel of FSRL and its Subsidiaries that is substantially similar in scope to the information provided to CBAN in connection with its diligence review prior to the date of this Agreement. Within thirty (30) days of the date of this Agreement, FSRL will furnish to CBAN true and complete copies of all deeds and other documentation evidencing ownership of the real properties set forth in FSRL Disclosure Schedule Section 3.31(a), and complete copies of the title insurance policies and surveys for each property, together with any mortgages, deeds of trust, and security agreements to which such property is subject.
(b)   For the purposes of verifying the representations and warranties of the other and preparing for the Merger and the other matters contemplated by this Agreement, during the period of time from the date of this Agreement to the Effective Time, upon reasonable notice and subject to applicable Laws, CBAN agrees to furnish to FSRL such information as FSRL may reasonably request concerning the business of CBAN and its Subsidiaries that is substantially similar in scope to the information provided to FSRL in connection with its diligence review prior to the date of this Agreement.
(c)   As promptly as reasonably practicable after they become available, FSRL will furnish to CBAN copies of the board packages distributed to the board of directors of FSRL or any of its Subsidiaries, and minutes from the meetings thereof, copies of any internal management financial control reports showing actual financial performance against plan and previous period, and copies of any reports provided to the board of directors of FSRL or any committee thereof relating to the financial performance and risk management of FSRL.
(d)   During the period from the date of this Agreement to the Effective Time, at the reasonable request of either Party, the other Party will cause one or more of its designated representatives to confer with representatives of the Requesting Party and to report the general status of the ongoing operations of the other Party and its Subsidiaries. Without limiting the foregoing, FSRL agrees to provide to CBAN (i) to the extent permitted by applicable Law, a copy of each report filed by FSRL or any of its Subsidiaries with a Governmental Authority, (ii) a copy of FSRL’s monthly loan trial balance, and (iii) a copy of FSRL’s monthly statement of condition and profit and loss statement and, if requested by CBAN, a copy of FSRL’s daily statement of condition and daily profit and loss statement, in each case, which shall be provided as promptly as reasonably practicable after it is filed or prepared, as applicable. FSRL further agrees to provide CBAN, no later than ten (10) Business Days following the end of each calendar month following the date hereof, any supplements to FSRL Disclosure Schedule 3.20, FSRL Disclosure Schedule 3.23(a), and FSRL Disclosure Schedule 3.23(b) that would be required if the references to March 31, 2026 in each corresponding representation and warranty of FSRL were changed to the date of the most recently ended calendar month.
(e)   No investigation by a Party or its representatives shall be deemed to modify or waive any representation, warranty, covenant or agreement of the other Party set forth in this Agreement, or the conditions to the respective obligations of CBAN and FSRL to consummate the transactions contemplated hereby.
(f)   Notwithstanding anything to the contrary in this Section 5.08, no Party shall be required to provide the other Party with any documents where such access or disclosure would result in the waiver by it of the privilege protecting communications between it and any of its counsel, where such access or disclosure would contravene any applicable Law or binding agreement entered into prior to the date of this Agreement or involving information related to the negotiation, discussions or preparation of this Agreement. In the event any of the restrictions in this Section 5.08(f) shall apply, such Party shall use its commercially reasonable efforts to provide appropriate consents, waivers, decrees and approvals necessary to satisfy any confidentiality issues relating to documents prepared or held by third parties (including work papers), and the Parties will make appropriate alternate disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with applicable Laws.
Section 5.09   No Solicitation by FSRL; Superior Proposals.
(a)   Except as permitted by Section 5.09(b), FSRL shall not, and shall cause its Subsidiaries and each of their respective officers, directors and employees not to, and will not authorize any investment bankers, financial advisors, attorneys, accountants, consultants, affiliates or other agents of FSRL or any of FSRL’s Subsidiaries (collectively, the “FSRL Representatives”) to, directly or indirectly, (i) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (ii) participate in any discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than CBAN) any information or data with respect to FSRL or any of its Subsidiaries or otherwise relating to an Acquisition Proposal; (iii) release any Person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which FSRL is a party; or (iv) enter into any agreement, confidentiality agreement, agreement in principle or letter of intent with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal or any agreement, agreement in principle or letter of intent relating to an Acquisition Proposal. Any violation of the foregoing restrictions by any of the FSRL Representatives, whether or not such FSRL Representative is so authorized and whether or not such FSRL Representative is purporting to act on behalf of FSRL or otherwise, shall be deemed to be a breach of this Agreement by FSRL. FSRL and its Subsidiaries shall, and shall cause each of the FSRL Representatives to, immediately cease and cause to be terminated any and all existing discussions, negotiations, and communications with any Persons with respect to any existing or potential Acquisition Proposal. FSRL shall promptly (and in any event within one (1) Business Day after the date hereof) terminate access by any such Person to any data room (virtual or actual) or other information repositories containing information of or relating to FSRL or its Subsidiaries.
For purposes of this Agreement, “Acquisition Proposal” means any inquiry, offer or proposal (other than an inquiry, offer or proposal from CBAN), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, an Acquisition Transaction.
For purposes of this Agreement, “Acquisition Transaction” means (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving FSRL or any of its Subsidiaries; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, a significant portion of the assets of FSRL or any of its Subsidiaries; (C) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing 20% or more of the votes attached to the outstanding securities of FSRL or any of its Subsidiaries; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning 20% or more of any class of equity securities of FSRL or any of its Subsidiaries; or (E) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.
For purposes of this Agreement, “Superior Proposal” means a bona fide, unsolicited Acquisition Proposal (i) that if consummated would result in a third party (or in the case of a direct merger between such third party and FSRL or any of its Subsidiaries, the shareholders of such third party) acquiring, directly or indirectly, more than 50% of the outstanding FSRL Stock or more than 50% of the assets of FSRL and its Subsidiaries, taken as a whole, for consideration consisting of cash and/or securities and (ii) that the board of directors of FSRL reasonably determines in good faith, after consultation with its outside financial advisor and outside legal counsel, (A) is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein and the person making such Acquisition Proposal, and (B) taking into account any changes to this Agreement proposed by CBAN in response to such Acquisition Proposal, as contemplated by Section 5.09(c), and all financial, legal, regulatory and other aspects of such takeover proposal, including all conditions contained therein and the person making such proposal, is more favorable to the shareholders of FSRL from a financial point of view than the Merger.
(b)   Notwithstanding Section 5.09(a) or any other provision of this Agreement, prior to the date of the FSRL Meeting, FSRL may take any of the actions described in Section 5.09(a) if, but only if, (i) FSRL has received a bona fide unsolicited written Acquisition Proposal that did not result from a breach of Section 5.09(a); (ii) the board of directors of FSRL reasonably determines in good faith, after consultation with and having considered the advice of its outside financial advisor and outside legal counsel, that (A) such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (B) it is reasonably necessary to take such actions to comply with its fiduciary duties to

FSRL’s shareholders under applicable Law; (iii) FSRL has provided CBAN with at least three (3) Business Days’ prior notice of such determination; and (iv) prior to furnishing or affording access to any information or data with respect to FSRL or any of its Subsidiaries or otherwise relating to an Acquisition Proposal, FSRL receives from such Person a confidentiality agreement with terms no less favorable to FSRL than those contained in the confidentiality agreement with CBAN. FSRL shall provide CBAN with at least three (3) Business Days’ prior written notice before entering into any such confidentiality agreement. For the avoidance of doubt, FSRL shall not enter into any confidentiality agreement that provides any Person with exclusive rights to negotiate with FSRL or that otherwise prohibits FSRL from complying with its obligations under this Section 5.09. FSRL shall promptly provide to CBAN any non-public information regarding FSRL or its Subsidiaries provided to any other Person which was not previously provided to CBAN, such additional information to be provided no later than the date of provision of such information to such other party.
(c)   FSRL shall promptly (and in any event within twenty-four (24) hours) notify CBAN in writing if any proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, FSRL or the FSRL Representatives, in each case in connection with any Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such proposal, offer or information request and the material terms and conditions of any proposals or offers and shall include an unredacted copy of any such Acquisition Proposal and any draft agreements, proposals or other related written materials (including e-mails or other electronic communications). FSRL agrees that it shall keep CBAN informed, on a reasonably current basis, of the status and terms of any such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request).
(d)   Neither the board of directors of FSRL nor any committee thereof shall (i) withdraw, qualify, amend or modify, or propose to withdraw, qualify, amend or modify, in a manner adverse to CBAN in connection with the transactions contemplated by this Agreement (including the Merger), the FSRL Recommendation, fail to reaffirm the FSRL Recommendation within three (3) Business Days following a request by CBAN, or make any statement, filing or release, in connection with the FSRL Meeting or otherwise, inconsistent with the FSRL Recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification of the FSRL Recommendation); (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; or (iii) enter into (or cause FSRL or any of its Subsidiaries to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (A) related to any Acquisition Transaction (other than a confidentiality agreement entered into in accordance with the provisions of Section 5.09(b)) or (B) requiring FSRL to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement.
(e)   Notwithstanding Section 5.09(d), prior to the date of the FSRL Meeting, the board of directors of FSRL may withdraw, qualify, amend or modify the FSRL Recommendation (a “FSRL Subsequent Determination”) after the fifth (5th) Business Day following CBAN’s receipt of a notice (the “Notice of Superior Proposal”) from FSRL advising CBAN that the board of directors of FSRL has decided (in good faith after consultation with its outside legal counsel and financial advisor) that a bona fide unsolicited written Acquisition Proposal that it received (that did not result from a breach of Section 5.09(a)) constitutes a Superior Proposal if, but only if, (i) the board of directors of FSRL has determined in good faith, after consultation with and having considered the advice of outside legal counsel and its financial advisor, that it is reasonably necessary to take such actions to comply with its fiduciary duties to FSRL’s shareholders under applicable Law, (ii) during the five (5) Business Day period after receipt of the Notice of Superior Proposal by CBAN (the “Notice Period”), FSRL and the board of directors of FSRL shall have cooperated and negotiated in good faith with CBAN to make such adjustments, modifications or amendments to the terms and conditions of this Agreement as would enable FSRL to proceed with the FSRL Recommendation without a FSRL Subsequent Determination; provided, however, that CBAN shall not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement and (iii) at the end of the Notice Period, after taking into account any such adjusted, modified or amended terms as may have been proposed by CBAN since its receipt of such Notice of Superior Proposal, the board of directors of FSRL has again in good faith made the determination (A) in clause (i) of this Section 5.09(e) and (B) that such Acquisition Proposal constitutes a Superior Proposal. In the event of any material revisions to the Superior Proposal, FSRL shall be required to deliver a new Notice of Superior Proposal to CBAN and again comply with the requirements of this Section 5.09(e), except that the Notice Period shall be reduced to three (3) Business Days.
(f)   Notwithstanding any FSRL Subsequent Determination, this Agreement shall be submitted to FSRL’s shareholders at the FSRL Meeting for the purpose of voting on the approval of this Agreement and the transactions contemplated hereby (including the Merger) and nothing contained herein shall be deemed to relieve FSRL of such obligation; provided, however, that if the board of directors of FSRL shall have made a FSRL Subsequent Determination with respect to a Superior Proposal, then the board of directors of FSRL may recommend approval of such Superior Proposal by the shareholders of FSRL and may submit this Agreement to FSRL’s shareholders without recommendation, in which event the board of directors of FSRL shall communicate the basis for its recommendation of such Superior Proposal and the basis for its lack of a recommendation with respect to this Agreement and the transactions contemplated hereby to FSRL’s shareholders in the Proxy Statement-Prospectus or an appropriate amendment or supplement thereto.
(g)   Nothing contained in this Section 5.09 shall prohibit FSRL or the board of directors of FSRL from complying with FSRL’s obligations required under Rule 14e-2(a) promulgated under the Exchange Act; provided, however, that any such disclosure relating to an Acquisition Proposal (other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed a change in the FSRL Recommendation unless the board of directors of FSRL reaffirms the FSRL Recommendation in such disclosure.
Section 5.10   Indemnification.
(a)   For a period of six (6) years from and after the Effective Time, and in any event subject to the provisions of Section 5.10(c), CBAN shall indemnify and hold harmless the present and former directors and officers of FSRL and its Subsidiaries (each an “Indemnified Party”), against all costs, expenses (including reasonable attorney’s fees), judgments, fines, losses, claims, damages or liabilities or amounts that are paid in settlement (which settlement shall require the prior written consent of CBAN, which consent shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (each a “Claim”), arising out of actions or omissions of such persons in the course of performing their duties for FSRL or any of its Subsidiaries occurring at or before the Effective Time (including the Merger and the other transactions contemplated hereby), regardless of whether such Claim is asserted or claimed before, or after, the Effective Time, to the same extent permitted under the organizational documents of FSRL and its Subsidiaries in effect on the date of this Agreement to the extent permitted by applicable Law; provided, however, that that notwithstanding anything to the contrary contained in the organizational documents of the FSRL or its Subsidiaries, CBAN shall have no obligation to provide indemnification under this paragraph (a) to any Indemnified Party for any Excluded Claim.
(b)   In connection with the indemnification provided pursuant to this Section 5.10, CBAN and/or an CBAN Subsidiary will advance expenses, promptly after statements therefor are received, to each FSRL Indemnified Party, to the same extent permitted under the organizational documents of FSRL and its Subsidiaries in effect on the date of this Agreement to the extent permitted by applicable Law (provided the individual to whom expenses are advanced provides an undertaking to repay such advance if it is ultimately determined that such individual is not entitled to indemnification), including the payment of the fees and expenses of one counsel with respect to a matter, and one local counsel in each applicable jurisdiction, if necessary or appropriate, selected by such FSRL Indemnified Party or multiple Indemnified Parties, it being understood that they collectively shall only be entitled to one counsel and one local counsel in each applicable jurisdiction where necessary or appropriate (unless a conflict shall exist between them in which case they may retain separate counsel), all such counsel shall be reasonably satisfactory to CBAN. CBAN shall have no obligation to advance expenses related to any Excluded Claim.

(c)   Any Indemnified Party wishing to claim indemnification under this Section 5.10 shall promptly notify CBAN upon learning of any Claim, provided that, failure to so notify shall not affect the obligation of CBAN under this Section 5.10, unless, and only to the extent that, CBAN is materially prejudiced in the defense of such Claim as a consequence. In the event of any such Claim (whether asserted or claimed prior to, at or after the Effective Time), (i) CBAN shall have the right to assume the defense thereof and CBAN shall not be liable to such Indemnified Parties for any legal expenses or other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, (ii) the Indemnified Parties will cooperate in the defense of any such matter, (iii) CBAN shall not be liable for any settlement effected without its prior written consent, and (iv) CBAN shall have no obligation hereunder to any Indemnified Party if such indemnification would be in violation of any applicable federal or state banking Laws or regulations, or in the event that a federal or state banking agency or a court of competent jurisdiction shall determine that indemnification of an Indemnified Party in the manner contemplated hereby is prohibited by applicable Laws and regulations, whether or not related to banking Laws.
(d)   For a period of six (6) years following the Effective Time, CBAN will maintain director’s and officer’s liability insurance (herein, “D&O Insurance”) that serves to reimburse the present and former officers and directors of FSRL or its Subsidiaries (determined as of the Effective Time) with respect to claims against such directors and officers arising from facts or events occurring before the Effective Time (including the transactions contemplated hereby), which insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the Indemnified Party, as that coverage currently provided by FSRL; provided that, if CBAN is unable to maintain or obtain the insurance called for by this Section 5.10, CBAN will provide as much comparable insurance as is reasonably available (subject to the limitations described below in this Section 5.10(d)); and provided, further, that officers and directors of FSRL or its Subsidiaries may be required to make application and provide customary representations and warranties to the carrier of the D&O Insurance for the purpose of obtaining such insurance. In no event shall CBAN be required to expend for such tail insurance a premium amount in excess of an amount equal to 200% of the annual premiums paid by FSRL for D&O Insurance in effect as of the date of this Agreement (the “Maximum D&O Tail Premium”). If the cost of such tail insurance exceeds the Maximum D&O Tail Premium, CBAN shall obtain tail insurance coverage or a separate tail insurance policy with the greatest coverage available for a cost not exceeding the Maximum D&O Tail Premium.
(e)   Any indemnification payments made pursuant to this Section 5.10 are subject to and conditioned upon their compliance with Section 18(k) of the Federal Deposit Insurance Act (12 U.S.C. § 1828(k)) and the regulations promulgated by the FDIC (12 C.F.R. Part 359).
(f)   This Section 5.10 shall survive the Effective Time, is intended to benefit each FSRL Indemnified Party (each of whom shall be entitled to enforce this Section 5.10 against CBAN), and shall be binding on all successors and assigns of CBAN.
(g)   If CBAN or any of its successors and assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) shall transfer all or substantially all of its property and assets to any individual, corporation or other entity, then, in each such case, proper provision shall be made so that the successors and assigns of CBAN and its Subsidiaries shall assume the obligations set forth in this Section 5.10.
Section 5.11   Employees; Benefit Plans.
(a)   Following the Effective Time, for a period of six (6) months, CBAN shall maintain or cause to be maintained employee benefit plans for the benefit of employees who are full time employees of FSRL on the Closing Date and who become employees of CBAN in connection with the transaction contemplated hereunder (“Covered Employees”) that provide employee benefits which, in the aggregate, are substantially comparable to the employee benefits and cash-based compensation opportunities that are made available on a uniform and non-discriminatory basis to similarly situated employees of CBAN; provided, however, that in no event shall any Covered Employee be eligible to participate in any closed or frozen plan of CBAN. CBAN shall give the Covered Employees credit for their prior service with FSRL for purposes of eligibility (including initial participation and eligibility for current benefits) and vesting under any employee benefit plan maintained by CBAN and in which Covered Employees may be eligible to participate.
(b)   With respect to any employee benefit plan of CBAN that is a health, dental, vision or other welfare plan in which any Covered Employee is eligible to participate, for the plan year that includes the Closing, if Covered Employees are eligible to participate in such plans, CBAN shall use its commercially reasonable efforts to cause any pre-existing condition limitations, eligibility waiting periods or evidence of insurability requirements under such CBAN plan to be waived with respect to such Covered Employee and his or her covered dependents to the extent such condition was or would have been covered under the comparable FSRL Benefit Plan in which such Covered Employee participated immediately prior to the Effective Time.
(c)   Following the Effective Time, Colony Bank shall credit each Covered Employee with an amount of paid time off equal to such Covered Employee’s accrued but unused paid time off at First Reliance Bank (“Carryover PTO”); provided, however, that such Carryover PTO will be forfeited if not used in accordance with the terms of Colony Bank’s policies.
(d)   FSRL shall cause First Reliance Bank to take all necessary actions to terminate the First Reliance Bank 401(k) Plan (the “401(k) Plan”), effective as the date immediately preceding the date of the Effective Time of the Merger, subject to the occurrence of the Effective Time. FSRL shall provide CBAN with copies of the appropriate resolutions terminating the plan not later than three (3) days prior to the Effective Time. The accounts of all participants and beneficiaries in the 401(k) Plan shall become fully vested upon termination of such plan.
(e)   As soon as practicable after the date of this Agreement, FSRL will request that the ESOP Trustees take all necessary action required by the ESOP plan document, the ESOP Trust, and applicable law to conduct a pass-through vote of the ESOP participants to direct the ESOP Trustee to vote the shares of FSRL Stock owned by the ESOP and allocated to the plan accounts of ESOP participants either in favor of or against the Merger (the “ESOP Vote”). FSRL will provide CBAN for review and comment, reasonably in advance of the ESOP Vote, all materials proposed to be distributed to the ESOP participants in connection with the ESOP Vote. CBAN shall have five business days to review and provide comments with respect to the materials to be distributed to ESOP participants with respect to the ESOP Vote.
(f)   FSRL shall cause First Reliance Bank to take all necessary actions to terminate the ESOP, on the date immediately prior to the Effective Time, subject to the occurrence of the Effective Time. FSRL shall provide CBAN with copies of the appropriate resolutions terminating the plan not later than three (3) days prior to the Effective Time. The accounts of all participants and beneficiaries in the ESOP shall become fully vested upon termination of such plan.
(g)   CBAN shall take all commercially reasonable actions necessary to cause the trustee of the Colony Bankcorp, Inc. 401(k) Plan, if requested to do so by a Covered Employee, to accept a direct “rollover” in cash of all or a portion of such employee’s distribution from the ESOP and the FSRL 401(k) plan.
(h)   Prior to the Effective Time, FSRL shall take, and shall cause First Reliance Bank to take, all actions requested by CBAN that may be necessary or appropriate to, conditioned on the occurrence of the Effective Time, (i) cause one or more FSRL Benefits Plans not covered above to terminate as of the Effective Time, or as of the date immediately preceding the Effective Time, (ii) cause benefit accruals and entitlements under any FSRL Benefit Plan to cease as of the Effective Time, or as of the date immediately preceding the Effective Time, (iii) cause the continuation on and after the Effective Time of any contract, arrangement or insurance policy relating to any FSRL Benefit Plan for such period as may be requested by CBAN, or (iv) facilitate the merger of any FSRL Benefit Plan into any employee benefit plan maintained by CBAN. All resolutions, notices, or other documents issued, adopted or executed in connection with the implementation of this Section 5.11(h) shall be subject to CBAN’s reasonable prior review and approval, which shall not be unreasonably withheld, conditioned or delayed.

(i)   Except for employees whose terms of employment are governed by the CBAN Employment Agreements, any employee of FSRL or First Reliance Bank that becomes an employee of CBAN or Colony Bank at the Effective Time who is terminated within one year following the Effective Time (other than for cause, death, disability, normal retirement or voluntarily resignation) shall receive a severance payment calculated in accordance with the policy set forth on CBAN Disclosure Schedule 5.11(i).
(j)   Prior to the Effective Time, any agreement that is an employment, change-in-control, severance, salary continuation, deferred compensation, supplemental retirement or similar contract, plan or arrangement with or which covers any present or former employee, director or consultant of FSRL or any of its Subsidiaries, except for the agreements listed on CBAN Disclosure Schedule 5.11(j), shall be terminated and any amounts owed in connection with such termination paid by FSRL. Following the Effective Time, CBAN shall assume, honor and comply with all obligations set forth in the employment agreements listed on CBAN Disclosure Schedule 5.11(j).
(k)   Nothing in this Section 5.11 shall be construed to limit the right of CBAN (including, following the Closing Date, FSRL) to amend or terminate any FSRL Benefit Plan or other employee benefit plan, to the extent such amendment or termination is permitted by the terms of the applicable plan, nor shall anything in this Section 5.11 be construed to require CBAN to retain the employment of any particular Covered Employee for any fixed period of time following the Closing Date, and the continued retention (or termination) by CBAN of any Covered Employee subsequent to the Effective Time shall be subject in all events to CBAN’s normal and customary employment procedures and practices, including customary background screening and evaluation procedures, and satisfactory employment performance.
(l)   For purposes of this Section 5.11, (i) “employees of FSRL” shall include employees of FSRL or any of its Subsidiaries, (ii) “employees of CBAN” shall include employees of CBAN or any of its Subsidiaries, (iii) all references to FSRL shall include each of the Subsidiaries of FSRL (iv) all references to CBAN shall include each of the Subsidiaries of CBAN.
Section 5.12   Notification of Certain Changes.
CBAN and FSRL shall promptly advise the other Party of any change or event having, or which could reasonably be expected to have, a Material Adverse Effect or which it believes would, or which could reasonably be expected to, cause or constitute a material breach of any of its or its respective Subsidiaries’ representations, warranties or covenants contained herein and FSRL shall provide on a periodic basis written notice to CBAN of any matters that FSRL becomes aware of that should be disclosed on a supplement or amendment to the FSRL Disclosure Schedule.
Section 5.13   Transition; Informational Systems Conversion.
From and after the date hereof, at CBAN’s request, FSRL will use its commercially reasonable efforts to cooperate with CBAN to facilitate the integration of FSRL with the business of CBAN following consummation of the transactions contemplated hereby, and representative of FSRL shall be available to meet with representative of CBAN on a regular basis to discuss and plan for the conversion of the data processing and related electronic informational systems of FSRL and each of its Subsidiaries (the “Informational Systems Conversion”) to those used by CBAN, which planning shall include, but not be limited to, (a) discussion of third-party service provider arrangements of FSRL and each of its Subsidiaries; (b) non-renewal or changeover, after the Effective Time, of personal property leases and software licenses used by FSRL and each of its Subsidiaries in connection with the systems operations; (c) retention of outside consultants and additional employees to assist with the conversion; (d) outsourcing, as appropriate after the Effective Time, of proprietary or self-provided system services; and (e) any other actions necessary and appropriate to facilitate the conversion, as soon as practicable following the Effective Time. CBAN shall promptly reimburse FSRL on request for any reasonable and documented out-of-pocket fees, expenses or charges that FSRL may incur as a result of taking, at the request of CBAN, any action prior to the Effective Time to facilitate the Informational Systems Conversion.
Section 5.14   Financial Statements.
From the date of this Agreement until the Closing Date (or the termination of this Agreement in accordance with its terms), FSRL will provide to CBAN as promptly as practicable, but in no event later than the twentieth (20th) day following the end of the relevant calendar month, the monthly unaudited financial statements of FSRL as provided to FSRL’s management (including any related notes and schedules thereto), for each of the calendar months ended after the date of this Agreement. If the Closing Date is on or after January 1, 2027, FSRL will provide to CBAN as promptly as practicable, but in no event later than March 31, 2027, the consolidated audited financial statements, including the financial information of FSRL as of December 31, 2026, including the balance sheets, statements of income, statements of comprehensive income, statements of changes in stockholders’ equity and statements of cash flows for the year then ended.
Section 5.15   Termination and Amendment of Contracts.
In accordance with this Section 5.15, FSRL will take all actions necessary to accrue any and all costs, fees, expenses, contract payments, penalties or liquidated damages necessary to be paid in connection with the termination of each FSRL Material Contract listed on FSRL Disclosure Schedule 5.15 (unless CBAN otherwise directs FSRL not to terminate such contract), and any other contract or agreement requested by CBAN to be amended, modified or terminated (collectively, the “Terminated Contracts”). For the avoidance of doubt, CBAN will be responsible for the amendment, modification or termination of any contract or agreement subject to this Section 5.15 after the Closing Date and all costs, fees, expenses, contract payments, penalties or liquidated damages necessary to be paid in connection with the termination of each such contract or agreement shall be paid with the funds accrued for such purpose by FSRL. For the avoidance of doubt, Terminated Contracts shall not include FSRL Benefit Plans.
Section 5.16   No Control of Other Party’s Business.
Nothing contained in this Agreement shall give CBAN, directly or indirectly, the right to control or direct the operations of FSRL or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement shall give FSRL, directly or indirectly, the right to control or direct the operations of CBAN or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of FSRL and CBAN shall exercise, consistent with the terms and conditions of this Agreement, control and supervision over its and its Subsidiaries’ respective operations.
Section 5.17   Certain Litigation.
Each Party shall promptly, and in any event within two (2) Business Days, notify the other Party in writing of any proceeding, or of any claim, controversy or contingent liability of which the notifying Party has Knowledge that might reasonably be expected to become the subject of a proceeding against the notifying Party or any of its Subsidiaries, if such proceeding or potential proceeding is reasonably likely to result in a Material Adverse Effect. Each Party shall promptly advise the other Party orally and in writing of any actual or threatened shareholder litigation against such Party and/or the members of the board of directors of FSRL or the board of directors of CBAN related to this Agreement or the Merger and the other transactions contemplated by this Agreement. With respect to any such actual or threatened shareholder litigation and any matter disclosed on FSRL Disclosure Schedule 3.11(a), FSRL shall: (a) permit CBAN to review and discuss in advance, and consider in good faith the views of CBAN in connection with, any proposed written or oral response to such shareholder litigation or matter; (b) furnish CBAN’s outside legal counsel with all non-privileged information and documents which outside counsel may reasonably request in connection with such shareholder litigation or matter; (c) consult with CBAN regarding the defense or settlement of any such shareholder litigation or matter, shall give due consideration to CBAN’s advice with respect to such shareholder litigation or matter and shall not settle any such litigation or matter prior to such consultation and consideration, and no such settlement shall be agreed without CBAN’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed); and (d) use commercially reasonable best efforts to resolve and settle such shareholder litigation or matter prior to the Effective Time, subject to this Section 5.17.
Section 5.18   Director and Officer Resignations.
FSRL will cause to be delivered to CBAN resignations of all the directors and officers of FSRL and its Subsidiaries, such resignations to be effective as of the Effective Time.

Section 5.19   Non-Competition and Non-Disclosure Agreement.
Concurrently with the execution and delivery of this Agreement and effective upon Closing, FSRL has caused each director of FSRL and First Reliance Bank to execute and deliver the Non-Competition and Non-Disclosure Agreement in the form attached hereto as Exhibit D (collectively, the “Director Restrictive Covenant Agreements”).
Section 5.20   Claims Letters.
Concurrently with the execution and delivery of this Agreement and effective upon the Closing, FSRL has caused each executive officer and director of FSRL and First Reliance Bank to execute and deliver the Claims Letter in the form attached hereto as Exhibit E.
Section 5.21   Employment Agreements.
Concurrently with the execution and delivery of this Agreement, the individuals set forth in CBAN Disclosure Schedule 5.21 have executed and delivered to CBAN employment agreements that become effective as of (and subject to the occurrence of) the Effective Time (collectively, the “CBAN Employment Agreements”).
Section 5.22   Corporate Governance.
(a)   At or prior to the Effective Time, CBAN will cause the number of directors that comprise the full board of directors of the Surviving Entity to be increased by two (2). The board of directors of the Surviving Entity immediately after the Effective Time shall appoint F.R. Saunders, Jr. and one (1) additional former member of the FSRL board of directors selected my mutual agreement between FSRL and CBAN (collectively, the “Board Representatives”) to serve until such Board Representatives are succeeded in accordance with the Surviving Entity’s bylaws. No other directors or employees of FSRL shall be designated to serve on the board of directors of the Surviving Entity at the Effective Time. The appointment of the Board Representatives to the board of directors of the Surviving Entity shall be subject to the bylaws of the Surviving Entity and the Board Representatives must (i) be reasonably acceptable to the board of directors of CBAN and (ii) satisfy and meet CBAN’s standards for directors, comply with and be subject to CBAN’s corporate governance policies and, except with respect to Mr. Saunders, qualify as an “independent director,” as such term is defined in Section 303A.02 of the NYSE Listed Company Manual (or any successor rule). The Surviving Company shall use its reasonable best efforts to (i) ensure that the Board Representatives are nominated for re-election to the board of directors of the Surviving Company at the Surviving Company’s next annual meeting of shareholders following the Closing Date and (ii) solicit proxies for the Board Representatives in respect of such re-election to the same extent as it does for any of the Surviving Company’s other nominees to the board of directors; provided, however, that the Surviving Company shall not have any obligation to nominate for re-election or solicit proxies for such re-election with respect to any Board Representative who, at the time director nominations are made for the Surviving Company’s next annual meeting of the shareholders following the Closing Date, is not in compliance with or demonstrated an unwillingness to comply with any CBAN policy related to the duties, obligations, or conduct of members of the CBAN board of directors.
(b)   In addition, at the Effective Time, CBAN shall, if requested by FSRL, consider permitting one (1) additional member of the FSRL board of directors (the “Observer”) to attend all meetings of the board of directors of the Surviving Entity and all committees thereof in a non-voting observer capacity. Such Observer shall be entitled to receive all notices, minutes and other materials provided to the board of directors at the same time and in the same manner as the members of the board of directors; provided that such Observer shall be subject to customary confidentiality obligations and shall not be entitled to vote on any matters presented to the board or any committee thereof.
Section 5.23   Coordination.
(a)   Prior to the Effective Time, subject to applicable Laws, FSRL and its Subsidiaries shall take any actions CBAN may reasonably request from time to time to better prepare the parties for integration of the operations of FSRL and its Subsidiaries with CBAN and its Subsidiaries, respectively. Without limiting the foregoing, senior officers of FSRL and CBAN shall meet from time to time as CBAN may reasonably request, and in any event not less frequently than monthly, to review the financial and operational affairs of FSRL and its Subsidiaries, and FSRL shall give due consideration to CBAN’s input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, neither CBAN nor Colony Bank shall under any circumstance be permitted to exercise control of FSRL or any of its Subsidiaries prior to the Effective Time. FSRL shall permit representatives of Colony Bank to be onsite at FSRL to facilitate integration of operations and assist with any other coordination efforts as necessary, provided such efforts shall be done without undue disruption to First Reliance Bank’s business, during normal business hours and at the expense of CBAN or Colony Bank (not to include First Reliance Bank’s regular employee payroll).
(b)   Prior to the Effective Time, subject to applicable Laws, FSRL and its Subsidiaries shall take any actions CBAN may reasonably request in connection with negotiating any amendments, modifications or terminations of any Leases or FSRL Material Contracts that CBAN may request, including, but not limited to, actions necessary to cause any such amendments, modifications or terminations to become effective prior to (to the extent that the conditions set forth in Article VI of this Agreement have already been satisfied), or immediately upon, the Closing, and shall cooperate with CBAN and will use its commercially reasonable efforts to negotiate specific provisions that may be requested by CBAN in connection with any such amendment, modification or termination.
(c)   From and after the date hereof, subject to applicable Laws, the parties shall reasonably cooperate (provided that the parties shall cooperate to reasonably minimize disruption to FSRL’s or First Reliance Bank’s business) with the other in preparing for the prompt conversion or consolidation of systems and business operations promptly after the Effective Time (including by entering into customary confidentiality, non-disclosure and similar agreements with the other party and appropriate service providers) and FSRL shall, upon CBAN’s reasonable request, introduce CBAN and its representatives to suppliers of FSRL and its Subsidiaries for the purpose of facilitating the integration of FSRL and its business into that of CBAN. In addition, after satisfaction of the conditions set forth in Section 6.01(a) and Section 6.01(b), subject to applicable Laws, FSRL shall, upon CBAN’s reasonable request, introduce CBAN and its representatives to customers of FSRL and its Subsidiaries for the purpose of facilitating the integration of FSRL and its business into that of CBAN. Any interaction between CBAN and FSRL’s and any of its Subsidiaries’ customers and suppliers shall be coordinated by FSRL. FSRL shall have the right to participate in any discussions between CBAN and FSRL’s customers and suppliers.
(d)   CBAN and FSRL agree to take all action necessary and appropriate to cause First Reliance Bank to merge with Colony Bank in accordance with applicable Laws and the terms of the Bank Plan of Merger and Merger Agreement immediately following the Effective Time or as promptly as practicable thereafter.
(e)   Without limiting the foregoing, upon CBAN’s reasonable request, FSRL and First Reliance Bank shall, prior to the Closing Date, dispose of any assets held by FSRL or First Reliance Bank that CBAN determines would be impermissible investments for CBAN or Colony Bank.
Section 5.24   Transactional Expenses.
FSRL has provided in FSRL Disclosure Schedule 3.36 a reasonable good faith estimate of costs and fees that FSRL and its Subsidiaries expect to pay to retained representatives in connection with the transactions contemplated by this Agreement, exclusive of any costs that may be incurred by FSRL as a result of any litigation which may arise in connection with this Agreement (collectively, “FSRL Expenses”). FSRL shall use its commercially reasonable efforts to cause the aggregate amount of all FSRL Expenses to not exceed the total expenses disclosed in FSRL Disclosure Schedule 3.36. FSRL shall promptly notify CBAN if or when it determines that it expects to exceed its total budget for FSRL Expenses. Notwithstanding anything to the contrary in this Section 5.24, FSRL shall not incur any investment banking, brokerage, finders or other similar financial advisory fees in connection with the transactions contemplated by this Agreement other than those expressly set forth in FSRL Disclosure Schedule 3.36.

Section 5.25   Confidentiality.
Prior to the execution of this Agreement and prior to the consummation of the Merger, subject to applicable Laws, each of CBAN and FSRL, and their respective Subsidiaries, affiliates, officers, directors, agents, employees, consultants and advisors have provided, and will continue to provide one another with information which may be deemed by the party providing the information to be non-public, proprietary and/or confidential, including, but not limited to, trade secrets of the disclosing party. Each Party agrees that it will, and will cause its representatives to, hold any information obtained pursuant to this Article V in accordance with the terms of the Mutual Nondisclosure Agreement, dated as of April 1, 2026 between CBAN and FSRL.
Section 5.26   FINRA Compliance.
FSRL shall take all actions and submit all filings necessary to ensure compliance by FSRL with Securities Exchange Act Rule 10b-17 and FINRA Rule 6490.
Section 5.27   Tax Matters.
(a)   The Parties intend that each of the Merger and the Bank Merger shall each qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that this Agreement constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the Regulations for each of the Merger and the Bank Merger. Except as expressly contemplated or permitted by this Agreement, from and after the date of this Agreement, each of CBAN and FSRL shall use their respective reasonable best efforts to cause each of the Merger and the Bank Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and will not take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act is intended or is reasonably likely to prevent either the Merger or the Bank Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
(b)   CBAN shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for FSRL and its Subsidiaries for all periods ending on or prior to the Closing Date that are filed after the Closing Date.
Section 5.28   Stock Exchange Listing.
Prior to the Effective Time, FSRL shall cooperate with CBAN and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and the rules and policies of the OTCQX Market to enable the cessation of quotation of FSRL Common Stock on the OTCQX Market as promptly as practicable after the Effective Time.
Section 5.29   Takeover Statutes.
None of CBAN, FSRL or their respective boards of directors shall take any action that would cause any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “shareholder protection,” “anti-greenmail,” “business combination” or other antitakeover Laws of the State of Georgia, the State of South Carolina, or of any other state that are applicable to the transactions contemplated by this Agreement (any of the foregoing, “Takeover Statutes”) to become applicable to this Agreement, the Merger or any of the other transactions contemplated hereby, and each shall take all reasonably necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statutes now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each Party and the members of its board of directors will grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated hereby, including, if necessary, challenging the validity or applicability of any such Takeover Statute.
Section 5.30   Dividends.
After the date of this Agreement, FSRL shall coordinate with CBAN regarding the declaration of any dividend in respect of FSRL Common Stock and the record date and payment date relating thereto, it being the intention of the parties hereto that Holders of FSRL Stock shall not receive two (2) dividends in any quarter with respect to their shares of FSRL Stock and any shares of CBAN Common Stock any such Holder receives in exchange therefor in the Merger.
Section 5.31   Trust Preferred Securities.
Prior to the Effective Time, CBAN and FSRL shall take all actions necessary for CBAN to enter into, and CBAN shall enter into, supplemental indentures with the trustee of the indentures for FSRL’s outstanding floating rate capital securities issued in connection with the issuance of the trust securities of First Reliance Capital Trust I in order to evidence the assumption by CBAN of such capital securities as of the Effective Time. The form of the supplemental indenture shall be reasonably acceptable to CBAN.
ARTICLE VI
CONDITIONS TO CONSUMMATION OF THE MERGER
Section 6.01   Conditions to Obligations of the Parties to Effect the Merger.
The respective obligations of the Parties to consummate the Merger are subject to the fulfillment or, to the extent permitted by applicable Law, written waiver by the Parties prior to the Closing Date of each of the following conditions:
(a)   Shareholder Votes.   This Agreement and the transactions contemplated hereby, as applicable, shall have received the Requisite FSRL Shareholder Approval at the FSRL Meeting and the Requisite CBAN Shareholder Approval at the CBAN Meeting.
(b)   Regulatory Approvals; No Burdensome Condition.   All Regulatory Approvals required to consummate the Merger and the Bank Merger in the manner contemplated herein shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof, if any, shall have expired or been terminated, and no such Regulatory Approval includes or contains, or shall have resulted in the imposition of, any Burdensome Condition.
(c)   No Injunctions or Restraints; Illegality.   No judgment, order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of any of the transactions contemplated hereby shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Authority that prohibits or makes illegal the consummation of any of the transactions contemplated hereby.
(d)   Effective Registration Statement.   The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Governmental Authority.
(e)   Tax Opinions Relating to the Merger.   CBAN and FSRL, respectively, shall have received opinions from Alston & Bird LLP and Ward and Smith, P.A., respectively, each dated as of the Closing Date, in substance and form reasonably satisfactory to CBAN and FSRL, respectively, to the effect that, on the basis of the facts, representations and assumptions set forth in such opinions, the Merger will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering their opinions, Alston & Bird LLP and Ward and Smith, P.A. may require and rely upon representations as to certain factual matters contained in certificates of officers of each of CBAN and FSRL, in form and substance reasonably acceptable to such counsel.
Section 6.02   Conditions to Obligations of FSRL.
The obligations of FSRL to consummate the Merger also are subject to the fulfillment or written waiver by FSRL prior to the Closing Date of each of the following conditions:
(a)   Representations and Warranties.   The representations and warranties of CBAN (i) set forth in Section 4.09 shall be true and correct in all respects as of the date of this Agreement and as of the

Closing Date with the same effect as though made as of the Closing Date, (ii) Section 4.01, Section 4.02 (except for inaccuracies which are de minimis in amount), Section 4.03(a), Section 4.04, Section 4.08 and Section 4.12, shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date) and (iii) set forth in this Agreement, other than those sections specifically identified in clauses (i) or (ii) of this Section 6.02(a), shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iii), where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to CBAN. FSRL shall have received a certificate signed on behalf of CBAN by the Chief Executive Officer or the Chief Financial Officer of CBAN to the foregoing effect.
(b)   Performance of Obligations of CBAN.   CBAN shall have performed and complied with all of its obligations under this Agreement in all material respects at or prior to the Closing Date except where the failure of the performance of, or compliance with, such obligation has not had and does not have a Material Adverse Effect on CBAN, and FSRL shall have received a certificate, dated the Closing Date, signed on behalf of CBAN by its Chief Executive Officer and the Chief Financial Officer to such effect.
(c)   No Material Adverse Effect.   Since the date of this Agreement (i) no change or event has occurred which has resulted in CBAN or Colony Bank being subject to a Material Adverse Effect and (ii) no condition, event, fact, circumstance or other occurrence has occurred that may reasonably be expected to have or result in such parties being subject to a Material Adverse Effect.
Section 6.03   Conditions to Obligations of CBAN.
The obligations of CBAN to consummate the Merger also are subject to the fulfillment or written waiver by CBAN prior to the Closing Date of each of the following conditions:
(a)   Representations and Warranties.   The representations and warranties of FSRL (i) set forth in Section 3.02(a) and Section 3.09 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date, (ii) the first sentence of Section 3.01, Section 3.04(a), Section 3.05, Section 3.15 and Section 3.35, shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date) and (iii) set forth in this Agreement, other than those sections specifically identified in clauses (i) or (ii) of this Section 6.03(a), shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iii), where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to FSRL. CBAN shall have received a certificate signed on behalf of FSRL by the Chief Executive Officer or the Chief Financial Officer of FSRL to the foregoing effect.
(b)   Performance of Obligations of FSRL.   FSRL shall have performed and complied with all of its obligations under this Agreement in all material respects at or prior to the Closing Date, and CBAN shall have received a certificate, dated the Closing Date, signed on behalf of FSRL by FSRL’s Chief Executive Officer and Chief Financial Officer, to such effect.
(c)   No Material Adverse Effect.   Since the date of this Agreement (i) no change or event has occurred which has resulted in FSRL or any of its Subsidiaries being subject to a Material Adverse Effect and (ii) no condition, event, fact, circumstance or other occurrence has occurred that may reasonably be expected to have or result in such parties being subject to a Material Adverse Effect.

(d)   Plan of Bank Merger.   The Bank Plan of Merger and Merger Agreement shall have been executed and delivered.
(e)   Dissenting Shares.   Dissenting Shares shall be less than seven and one-half percent (7.5)% of the issued and outstanding shares of FSRL Stock.
(f)   Employee Benefit Plans.   Notwithstanding the requirement of Section 6.03(b), FSRL and its Subsidiaries shall have performed and complied with all of its obligations set forth in Section 5.11 in all material respects prior to the Closing Date.
(g)   Consents and Approvals.   FSRL has received, in form and substance satisfactory to FSRL and CBAN, all consents, approvals, waivers and other assurances from all non-governmental third parties which are required to be obtained under the terms of any contract, agreement or instrument to which FSRL or any of its Subsidiaries is a party or by which any of their respective properties is bound in order to prevent the consummation of the transactions contemplated by this Agreement from constituting a default under such contract, agreement or instrument or creating any lien, claim or charge upon any of the assets of FSRL or any of its Subsidiaries.
(h)   Consents from Governmental Authorities.   Any applicable approval of any Governmental Authority, including those disclosed on FSRL Disclosure Schedule 3.06(a), shall have been obtained and any mandatory waiting period related thereto shall have expired, including, but not limited to: Fannie Mae’s, Freddie Mac’s and the SBA’s respective authorizations to transfer FSRL’s Fannie Mae Seller Servicer approval, Freddie Mac Seller Servicer approval and SBA lender approval to CBAN.
(i)   Certification of Non-USRPHC Status.   CBAN shall have received from FSRL (i) a certificate stating that FSRL is not and has not been a United States real property holding corporation, pursuant to Regulations Section 1.1445-2(c)(3), and (ii) a notice to the IRS described in Regulations Section 1.897-2(h), in each case dated as of the Closing Date, executed by an officer of FSRL, executed under penalties of perjury, and as reasonably acceptable to CBAN.
Section 6.04   Frustration of Closing Conditions.
Neither CBAN nor FSRL may rely on the failure of any condition set forth in Section 6.01, Section 6.02 or Section 6.03, as the case may be, to be satisfied if such failure was caused by such Party’s failure to use its reasonable best efforts to consummate any of the transactions contemplated hereby, as required by and subject to Section 5.03.
ARTICLE VII
TERMINATION
Section 7.01   Termination.
This Agreement may be terminated, and the transactions contemplated hereby may be abandoned:
(a)   Mutual Consent.   At any time prior to the Effective Time, by the mutual consent, in writing, of CBAN and FSRL if the board of directors of CBAN and the board of directors of FSRL each so determines by vote of a majority of the members of its entire board.
(b)   No Regulatory Approval.   By CBAN or FSRL, if either of their respective boards of directors so determines by a vote of a majority of the members of its entire board, in the event any Regulatory Approval required for consummation of the transactions contemplated by this Agreement shall have been denied by final, non-appealable action by such Governmental Authority or an application therefor shall have been permanently withdrawn at the request of a Governmental Authority unless the failure to obtain the Regulatory Approval is due to the failure of the Party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such Party set forth herein.
(c)   No Shareholder Approval.   By either CBAN or FSRL (provided that such terminating party shall not be in breach of any of its obligations under Section 5.04), if the Requisite CBAN

Shareholder Approval or the Requisite FSRL Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such shareholders or at any adjournment or postponement thereof.
(d)   Breach of Representations and Warranties.   By either CBAN or FSRL (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein in a manner that would entitle the other party to not consummate this Agreement) if there shall have been (i) with respect to representations and warranties set forth in this Agreement that are not qualified by the term “material” or do not contain terms such as “Material Adverse Effect,” a material breach of any of such representations or warranties by the other party and (ii) with respect to representations and warranties set forth in this Agreement that are qualified by the term “material” or contain terms such as “Material Adverse Effect,” any breach of any of such representations or warranties by the other Party; which breach is not cured prior to the earlier of (y) thirty (30) days following written notice to the Party committing such breach from the other Party or (z) two (2) Business Days prior to the Expiration Date, or which breach, by its nature, cannot be cured prior to the Closing.
(e)   Breach of Covenants.   By either CBAN or FSRL (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein in a manner that would entitle the other Party not to consummate the agreement) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other Party, which breach shall not have been cured prior to the earlier of (i) thirty (30) days following written notice to the Party committing such breach from the other Party or (ii) two (2) Business Days prior to the Expiration Date, or which breach, by its nature, cannot be cured prior to the Closing.
(f)   Delay.   By either CBAN or FSRL if the Merger shall not have been consummated on or before March 24, 2027, provided, however, that such date will be automatically extended to April 23, 2027, if the only outstanding condition to Closing under Article VI is the receipt of all Regulatory Approvals (the “Expiration Date”), unless the failure of the Closing to occur by such date shall be due to a material breach of this Agreement by the Party seeking to terminate this Agreement.
(g)   Failure to Recommend; Etc.
(i)   In addition to and not in limitation of CBAN’s termination rights under Section 7.01(e), by CBAN if (i) there shall have been a material breach of Section 5.09, or (ii) the board of directors of FSRL (A) withdraws, qualifies, amends, modifies or withholds the FSRL Recommendation, or makes any statement, filing or release, in connection with the FSRL Meeting or otherwise, inconsistent with the FSRL Recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification of the FSRL Recommendation), (B) materially breaches its obligation to call, give notice of and commence the FSRL Meeting under Section 5.04(a), (C) approves or recommends an Acquisition Proposal, (D) fails to publicly recommend against a publicly announced Acquisition Proposal within three (3) Business Days of being requested to do so by CBAN, (E) fails to publicly reconfirm the FSRL Recommendation within three (3) Business Days of being requested to do so by CBAN, or (F) resolves or otherwise determines to take, or announces an intention to take, any of the foregoing actions.
(ii)   In addition to and not in limitation of FSRL’s termination rights under Section 7.01(e), by FSRL if the board of directors of CBAN (i) withdraws, qualifies, amends, modifies or withholds the CBAN Recommendation, or makes any statement, filing or release, in connection with the CBAN Meeting or otherwise, inconsistent with the CBAN Recommendation, (ii) materially breaches its obligation to call, give notice of and commence the CBAN Meeting under Section 5.04(a), (iii) fails to publicly reconfirm the CBAN Recommendation within three (3) Business Days of being requested to do so by FSRL, or (iv) resolves or otherwise determines to take, or announces an intention to take, any of the foregoing actions.
(h)   Acceptance of Superior Proposal.   By FSRL in connection with entering into a definitive agreement to effect a Superior Proposal after making an FSRL Subsequent Determination in accordance with Section 5.09(e).

(i)   Stock Price Decline; Exchange Ratio Adjustment.   By FSRL giving prompt written notice of termination to CBAN at any time on or after the fifth (5th) Business Day immediately prior to the date on which the Effective Time is to occur (the “Determination Date”) and prior to the Effective Time, if both of the following conditions are satisfied: (i) the quotient obtained by dividing the Average Closing Price by the Starting CBAN Stock Price (the “CBAN Ratio”) shall be less than 0.80; and (ii) the CBAN Ratio shall be less than the number obtained by dividing the Final Index Price by the Starting Index Price (the “Index Ratio”) and subtracting 0.20 from such quotient. Following delivery of such written notice of termination by FSRL, this Agreement shall terminate upon the fifth (5th) Business Day following the Determination Date (the “Termination Date”); provided, however, that FSRL’s notice of election to terminate may be withdrawn at any time prior to the Termination Date; and provided further that during the five (5) Business Day period commencing with the receipt of such notice, CBAN shall have the option (but not the obligation) to offer to increase the stock consideration to be received by the holders of FSRL Common Stock through an adjustment to the Exchange Ratio such that the stock consideration portion of the Merger Consideration equals or exceeds the Minimum Stock Consideration Amount. If CBAN makes this election to increase the Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 7.01(i) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio, and derivatively the Per Share Stock Consideration, shall have been so modified, and the Stock Conversion Maximum shall be adjusted proportionately), and any references in this Agreement to “Exchange Ratio” and “Per Share Stock Consideration” shall thereafter be deemed to refer to the Exchange Ratio and Per Share Stock Consideration after giving effect to any adjustment made pursuant to this Section 7.01(i).
Section 7.02   Termination Fee.
(a)   In recognition of the efforts, expenses and other opportunities foregone by CBAN while structuring and pursuing the Merger, FSRL shall pay to CBAN a termination fee equal to $6,600,000 (“Termination Fee”), by wire transfer of immediately available funds to an account specified by CBAN in the event of any of the following: (i) in the event CBAN terminates this Agreement pursuant to Section 7.01(g), FSRL shall pay CBAN the Termination Fee within one (1) Business Day after receipt of CBAN’s notification of such termination; and (ii) in the event that after the date of this Agreement and prior to the termination of this Agreement, an Acquisition Proposal shall have been made known to senior management of FSRL or has been made directly to its shareholders generally or any Person shall have publicly announced (and not withdrawn) an Acquisition Proposal with respect to FSRL and (A) thereafter this Agreement is terminated (x) by either CBAN or FSRL pursuant to Section 7.01(c) because the Requisite FSRL Shareholder Approval shall not have been obtained or (y) by CBAN pursuant to Section 7.01(d) or Section 7.01(e) and (B) prior to the date that is twelve (12) months after the date of such termination, FSRL enters into any agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then FSRL shall, on the earlier of the date it enters into such agreement and the date of consummation of such transaction, pay CBAN the Termination Fee, provided, that for purposes of this Section 7.02(a)(ii), all references in the definition of Acquisition Proposal to “20%” shall instead refer to “50%,” and (iii) in the event FSRL terminates this Agreement pursuant to Section 7.01(h), FSRL shall pay CBAN the Termination Fee within one (1) Business Day after FSRL’s notification of such termination.
(b)   FSRL and CBAN each agree that the agreements contained in this Section 7.02 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, CBAN would not enter into this Agreement; accordingly, if FSRL fails promptly to pay any amounts due under this Section 7.02, FSRL shall pay interest on such amounts from the date payment of such amounts were due to the date of actual payment at the rate of interest equal to the sum of (i) the rate of interest published from time to time in The Wall Street Journal, Eastern Edition (or any successor publication thereto), designated therein as the prime rate on the date such payment was due, plus (ii) 200 basis points, together with the costs and expenses of CBAN (including reasonable legal fees and expenses) in connection with such suit.
(c)   Notwithstanding anything to the contrary set forth in this Agreement, the Parties agree that if FSRL pays or causes to be paid to CBAN the Termination Fee in accordance with Section 7.02(a),

FSRL (or any successor in interest of FSRL) will not have any further obligations or liabilities to CBAN with respect to this Agreement or the transactions contemplated by this Agreement; provided that such termination shall not relieve FSRL for any and all liabilities and damages incurred or suffered by CBAN as a result of the fraud or a willful and material breach of this Agreement by FSRL.
Section 7.03   Effect of Termination.
Except as set forth in Section 7.02(c), termination of this Agreement will not relieve a breaching party from liability for any breach of any covenant, agreement, representation or warranty of this Agreement (a) giving rise to such termination and (b) resulting from fraud or any willful and material breach. In the event of such termination, this Agreement shall otherwise become void and have no further force or effect; provided; however, that this Section 7.03 and such other provisions of this Agreement as by their terms are intended to survive termination shall survive any termination of this Agreement.
ARTICLE VIII
DEFINITIONS
Section 8.01   Definitions.
The following terms are used in this Agreement with the meanings set forth below:
“Acquisition Proposal” has the meaning set forth in Section 5.09(a).
“Acquisition Transaction” has the meaning set forth in Section 5.09(a).
“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.
“Agreement” has the meaning set forth in the preamble to this Agreement.
“Articles of Merger” has the meaning set forth in Section 1.04(a).
“ASC 320” means GAAP Accounting Standards Codification Topic 320.
“Associate” when used to indicate a relationship with any Person means (a) any corporation or organization (other than FSRL or any of its Subsidiaries) of which such Person is an officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities, (b) any trust or other estate in which such Person has a substantial beneficial interest or serves as trustee or in a similar fiduciary capacity, or (c) any relative or family member of such Person.
“ASTM” has the meaning set forth in Section 5.01(x).
“Audited Financial Statements” has the meaning set forth in Section 3.07(a).
“Average Closing Price” means the average of the daily closing prices for shares of CBAN Common Stock for the twenty (20) consecutive full Trading Days ending on the Trading Day immediately preceding the Determination Date on which such shares are actually traded on the NYSE.
“Bank Merger” has the meaning set forth in Section 1.03.
“Bank Plan of Merger” has the meaning set forth in Section 1.03.
“Bank Secrecy Act” means the Bank Secrecy Act of 1970, as amended.
“Board Representatives” has the meaning set forth in Section 5.22(a).
“BOLI” has the meaning set forth in Section 3.33(b).
“Book-Entry Shares” means any non-certificated share held by book entry in FSRL’s stock transfer book, which immediately prior to the Effective Time represents an outstanding share of FSRL Stock.

“Burdensome Condition” has the meaning set forth in Section 5.06(a).
“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. government or any day on which banking institutions in the State of Georgia are authorized or obligated to close.
“Call Reports” has the meaning set forth in Section 3.07(b).
“Carryover PTO” has the meaning set forth in Section 5.11(c).
“Cash Election” has the meaning set forth in Section 2.02(a)(iii).
“Cash Election Shares” has the meaning set forth in Section 2.02(a)(iii).
“CBAN” has the meaning set forth in the preamble to this Agreement.
“CBAN Common Stock” means the common stock, $1.00 par value per share, of CBAN.
“CBAN Common Stock Issuance” has the meaning set forth in Section 3.06(a).
“CBAN Disclosure Schedule” has the meaning set forth in Article IV.
“CBAN Employment Agreements” has the meaning set forth in Section 5.21.
“CBAN Meeting” has the meaning set forth in Section 5.04(a).
“CBAN Ratio” has the meaning set forth in Section 7.01(i).
“CBAN Recommendation” shall have the meanings set forth in Section 5.04(c).
“CBAN Reports” has the meaning set forth in Section 4.05(a).
“CBAN RSU” has the meaning set forth in Section 2.03(b).
“Certificate” means any outstanding certificate, which immediately prior to the Effective Time, represents an outstanding share of FSRL Stock.
“Claim” has the meaning set forth in Section 5.10(a).
“Closing” and “Closing Date” have the meanings set forth in Section 1.04(b).
“Code” has the meaning set forth in the Recitals.
“Community Reinvestment Act” means the Community Reinvestment Act of 1977, as amended.
“Controlled Group Members” means, with respect to the applicable entity, any related organizations described in Code Sections 414(b), (c), or (m).
“Covered Employees” has the meaning set forth in Section 5.11(a).
“Customary Servicing Procedure” means, with respect to each Mortgage Loan, those mortgage servicing practices and procedures (including collection procedures) that are in all material respects legal, proper and customary in the mortgage servicing business of prudent mortgage servicers that service mortgage loans of the same type as such Mortgage Loan in the jurisdiction where the related Mortgaged Property is located, and which are in accordance with (a) the terms of the related Mortgage Note and Mortgage, and (b) applicable Law.
“D&O Insurance” has the meaning set forth in Section 5.10(d).
“Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to any such transaction or transactions.
“Determination Date” has the meaning set forth in Section 7.01(i).
“Director Restrictive Covenant Agreements” has the meaning set forth in Section 5.19.
“Dissenting Shareholder” has the meaning set forth in Section 2.01(c).
“Dissenting Shares” has the meaning set forth in Section 2.01(c).
“Dodd-Frank Act” means the Dodd-Frank Wall Street Reform and Consumer Protection Act.
“Effective Time” has the meaning set forth in Section 1.04(a).
“Election Deadline” has the meaning set forth in Section 2.02(a)(iv).
“Election Form” has the meaning set forth in Section 2.02(a)(iii).
“Enforceability Exception” has the meaning set forth in Section 3.05.
“Environmental Law” means any federal, state or local Law, regulation, order, decree, permit, authorization, opinion or agency requirement relating to: (a) pollution, the protection or restoration of the indoor or outdoor environment, human health and safety, or natural resources, (b) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance, or (c) any injury or threat of injury to persons or property in connection with any Hazardous Substance. The term Environmental Law includes, but is not limited to, the following statutes, as amended, any successor thereto, and any regulations promulgated pursuant thereto, and any state or local statutes, ordinances, rules, regulations and the like addressing similar issues: (i) Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act of 1986, as amended, 42 U.S.C. § 9601 et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. § 6901, et seq.; the Clean Air Act, as amended, 42 U.S.C. § 7401, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1251, et seq.; the Toxic Substances Control Act, as amended, 15 U.S.C. § 2601, et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. § 1101, et seq.; the Safe Drinking Water Act; 42 U.S.C. § 300f, et seq.; the Occupational Safety and Health Act, 29 U.S.C. § 651, et seq.; (ii) common Law that may impose liability (including without limitation strict liability) or obligations for injuries or damages due to the presence of or exposure to any Hazardous Substance.
“Equal Credit Opportunity Act” means the Equal Credit Opportunity Act, as amended.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means, with respect to the applicable entity, an organization that is related under Section 4001(b) of ERISA.
“ESOP” means the First Reliance Bank Employee Stock Ownership Plan, as amended through the date hereof.
“ESOP Trust” means the trust established and maintained in connection with the ESOP.
“ESOP Trustees” means the person(s) currently serving as trustee(s) of the ESOP Trust.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“Exchange Agent” means such exchange agent as may be designated by CBAN (which shall be CBAN’s transfer agent), and reasonably acceptable to FSRL, to act as agent for purposes of conducting the exchange procedures described in Article II.
“Exchange Fund” has the meaning set forth in Section 2.08(a).
“Exchange Ratio” has the meaning set forth in Section 2.01(d)(ii).

“Excluded Claim” means (a) any Claim brought by any Indemnified Party against any other Indemnified Party or CBAN or its Subsidiaries (or their respective successors) or (b) any Claim brought by CBAN or its Subsidiaries (or their respective successors) against any Indemnified Party.
“Expiration Date” has the meaning set forth in Section 7.01(f).
“Fair Credit Reporting Act” means the Fair Credit Reporting Act, as amended.
“Fair Housing Act” means the Fair Housing Act, as amended.
“Fannie Mae” means the Federal National Mortgage Association.
“Fannie Mae Guide” means the Fannie Mae Single Family Seller/Servicing Guide.
“Freddie Mac” means the Federal Home Loan Mortgage Corporation, or any successor thereto.
“Freddie Mac Guide” means the Freddie Mac Single Family Seller/Servicing Guide.
“FDIA” has the meaning set forth in Section 3.28.
“FDIC” means the Federal Deposit Insurance Corporation.
“FFIEC” means the Federal Financial Institutions Examination Council.
“Final Index Price” shall mean the average of the Index Prices for the twenty (20) consecutive full Trading Days ending on the Determination Date or, if the Determination Date is not a full Trading Day, the Trading Day immediately prior to the Determination Date.
“Financial Statements” has the meaning set forth in Section 3.07(a).
“First Reliance Bank” has the meaning set forth in Section 1.03.
“FRB” means the Board of Governors of the Federal Reserve System.
“FSRL” has the meaning set forth in the preamble to this Agreement.
“FSRL 401(a) Plan” has the meaning set forth in Section 3.16(c).
“FSRL Benefit Plans” has the meaning set forth in Section 3.16(a).
“FSRL Cancelled Shares” has the meaning set forth in Section 2.01(b).
“FSRL Common Stock” means the common stock, $0.01 par value per share, of FSRL.
“FSRL Disclosure Schedule” has the meaning set forth in Article III.
“FSRL Employees” has the meaning set forth in Section 3.16(a).
“FSRL Expenses” has the meaning set forth in Section 5.24.
“FSRL Financial Advisor” has the meaning set forth in Section 3.15.
“FSRL Intellectual Property” means the Intellectual Property used in or held for use in the conduct of the business of FSRL and its Subsidiaries.
“FSRL Investment Securities” means the investment securities of FSRL and its Subsidiaries.
“FSRL Junior Subordinated Debt” has the meaning set forth in Section 3.03(b).
“FSRL Loan” has the meaning set forth in Section 3.23(c).
“FSRL Material Contracts” has the meaning set forth in Section 3.13(a).
“FSRL Meeting” has the meaning set forth in Section 5.04(a).
“FSRL Option” shall have the meaning set forth in Section 2.03(d).

“FSRL Preferred Stock” means the series D preferred stock, no par value, of FSRL.
“FSRL Recommendation” has the meaning set forth in Section 5.04(b).
“FSRL Regulatory Agreement” has the meaning set forth in Section 3.14.
“FSRL Representatives” has the meaning set forth in Section 5.09(a).
“FSRL RSA” has the meaning set forth in Section 2.03(c).
“FSRL RSU” has the meaning set forth in Section 2.03(a).
“FSRL Stock” means the capital stock of FSRL, including FSRL Common Stock and FSRL Preferred Stock.
“FSRL Stock Plan” means the First Reliance Bancshares, Inc. 2021 Equity Incentive Plan, as amended and restated on February 26, 2026.
“FSRL Subsequent Determination” has the meaning set forth in Section 5.09(e).
“FSRL Voting Agreement” or “FSRL Voting Agreements” shall have the meaning set forth in the recitals to this Agreement.
“GAAP” means generally accepted accounting principles in the United States of America, applied consistently with past practice, including with respect to quantity and frequency.
“GBCC” has the meaning set forth in Section 1.01.
“Governmental Authority” means any U.S. or foreign federal, state or local governmental commission, board, body, bureau or other regulatory authority or agency, including, without limitation, courts and other judicial bodies, bank regulators, insurance regulators, applicable state securities authorities, the SEC, the IRS, state banking departments, Fannie Mae, Freddie Mac, the Federal Housing Administration, the Small Business Association, the Veteran’s Administration and the United States Department of Agriculture or any self-regulatory body or authority, including any instrumentality or entity designed to act for or on behalf of the foregoing.
“Hazardous Substance” means any and all substances (whether solid, liquid or gas) defined, listed, or otherwise regulated as pollutants, hazardous wastes, hazardous substances, hazardous materials, extremely hazardous wastes, flammable or explosive materials, radioactive materials or words of similar meaning or regulatory effect under any present or future Environmental Law or that may have a negative impact on human health or the environment, including, but not limited to, petroleum and petroleum products, asbestos and asbestos-containing materials, polychlorinated biphenyls, lead, radon, radioactive materials, flammables and explosives, mold, mycotoxins, microbial matter and airborne pathogens (naturally occurring or otherwise). Hazardous Substance does not include substances of kinds and in amounts ordinarily and customarily used or stored for the purposes of cleaning or other maintenance or operations.
“Holder” means the holder of record of shares of FSRL Stock.
“Home Mortgage Disclosure Act” means Home Mortgage Disclosure Act of 1975, as amended.
“Indemnified Party” has the meaning set forth in Section 5.10(a).
“Index Price” shall mean the closing price on such date of the NASDAQ Bank Index.
“Index Ratio” has the meaning set forth in Section 7.01(i).
“Informational Systems Conversion” has the meaning set forth in Section 5.13.
“Insurance Policies” has the meaning set forth in Section 3.33(a).
“Intellectual Property” means (a) trademarks, service marks, trade names, Internet domain names, designs, logos, slogans, and general intangibles of like nature, together with all goodwill, registrations and applications related to the foregoing; (b) patents and industrial designs (including any continuations, divisionals, continuations-in-part, renewals, reissues, and applications for any of the foregoing); (c) copyrights (including any registrations and applications for any of the foregoing); (d) Software (excluding off-the-shelf Software); and (e) technology, trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models, and methodologies.
“IRS” means the United States Internal Revenue Service.
“Knowledge” means, with respect to FSRL, the actual knowledge, of the Persons set forth in FSRL Disclosure Schedule 8.01, after due inquiry of their direct subordinates who would be likely to have knowledge of such matter, and with respect to CBAN, the actual knowledge of the Persons set forth in CBAN Disclosure Schedule 8.01, after due inquiry of their direct subordinates who would be likely to have knowledge of such matter.
“Law” means any federal, state, local or foreign Law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Authority that is applicable to the referenced Person.
“Leases” has the meaning set forth in Section 3.31(b).
“Letter of Transmittal” has the meaning set forth in Section 2.07.
“Liens” means any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance, conditional and installment sale agreement, charge, claim, option, rights of first refusal, encumbrances, or security interest of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership).
“Loans” has the meaning set forth in Section 3.23(a).
“Mailing Date” has the meaning set forth in Section 2.02(a)(iii).
“Material Adverse Effect” with respect to any party means (a) any change, development or effect that individually or in the aggregate is, or is reasonably likely to be, material and adverse to the condition (financial or otherwise), results of operations, liquidity, assets or deposit liabilities, properties, or business of such party and its Subsidiaries, taken as a whole, or (b) any change, development or effect that individually or in the aggregate would, or would be reasonably likely to, materially impair the ability of such party to perform its obligations under this Agreement or otherwise materially impairs, or is reasonably likely to materially impair, the ability of such party to consummate the Merger and the transactions contemplated hereby; provided, however, that, in the case of clause (a) only, a Material Adverse Effect shall not be deemed to include the impact of (i) changes after the date of this Agreement in banking and similar Laws of general applicability or interpretations thereof by Governmental Authorities (except to the extent that such change disproportionately adversely affects FSRL and its Subsidiaries or CBAN and its Subsidiaries, as the case may be, compared to other companies of similar size operating in the same industry in which FSRL and CBAN operate, in which case only the disproportionate effect will be taken into account), (ii) changes after the date of this Agreement in GAAP or regulatory accounting requirements applicable to banks or bank holding companies generally (except to the extent that such change disproportionately adversely affects FSRL and its Subsidiaries or CBAN and its Subsidiaries, as the case may be, compared to other companies of similar size operating in the same industry in which FSRL and CBAN operate, in which case only the disproportionate effect will be taken into account), (iii) changes after the date of this Agreement in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions in the United States or the State of Georgia affecting the financial services industry generally (except to the extent that such change disproportionately adversely affects FSRL and its Subsidiaries or CBAN and its Subsidiaries, as the case may be, compared to other companies of similar size operating in the same industry in which FSRL and CBAN operate, in which case only the disproportionate effect will be taken into account), (iv) public disclosure of the transactions contemplated hereby or actions expressly required by this Agreement or actions or omissions that are taken with the prior written consent of the other party, or as otherwise expressly permitted or contemplated by this Agreement; (v) any failure by FSRL or CBAN to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period (it being understood and agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there has been a Material Adverse Effect), (vi) changes in the trading price or trading volume of CBAN Common Stock, and (vii) the impact of the public disclosure of this Agreement and the transactions contemplated hereby on relationships with customers or employees (including the loss of personnel subsequent to the date of this Agreement).
“Maximum D&O Tail Premium” has the meaning set forth in Section 5.10(d).
“Merger” has the meaning set forth in the recitals.
“Merger Consideration” means the aggregate Per Share Merger Consideration payable to Holders of FSRL Stock hereunder.
“Minimum Stock Consideration Amount” means an amount that is great than or equal to the lesser of the following:
(a)   an amount equal to the product of the Starting CBAN Stock Price, the maximum number of shares of CBAN Common Stock to be issued as Merger Consideration, and 0.80; or
(b)   an amount equal to (i) the product of the Index Ratio, 0.80, the maximum number of shares of CBAN Common Stock to be issued as Merger Consideration, and the Average Closing Price, divided by the CBAN Ratio.
“Mortgage” means with respect to a Mortgage Loan, the mortgage, deed of trust or other instrument securing the related Mortgage Note.
“Mortgage Loans” has the meaning set forth in Section 3.41.
“Mortgage Note” means the note or other evidence of the indebtedness of a Mortgagor secured by a Mortgage and any riders thereto.
“Mortgaged Property” means the real property and fixtures encumbered by a Mortgage.
“Mortgagor” means with respect to each Mortgage Loan, the obligor on a Mortgage Note, including any co-borrower, co-maker, co-signor or guarantor, who is obligated under the terms of such Mortgage Note.
“National Labor Relations Act” means the National Labor Relations Act, as amended.
“Non-Election Shares” has the meaning set forth in Section 2.02(a)(iii).
“Notice of Superior Proposal” has the meaning set forth in Section 5.09(e).
“Notice Period” has the meaning set forth in Section 5.09(e).
“NYSE” means the New York Stock Exchange.
“Observer” has the meaning set forth in Section 5.22(b).
“OCC” means the Office of the Comptroller of the Currency.
“Ordinary Course of Business” means the ordinary, usual and customary course of business of FSRL and FSRL’s Subsidiaries consistent with past practice, including with respect to frequency and amount.
“OREO” has the meaning set forth in Section 3.23(b).
“OTCQX Market” means Over-the-Counter Quotation Exchange.
“Party” or “Parties” have the meaning set forth in the preamble.
“Per Share Cash Consideration” has the meaning set forth in Section 2.01(d)(i).
“Per Share Merger Consideration” means the Per Share Cash Consideration or the Per Share Stock Consideration, as applicable.

“Per Share Stock Consideration” has the meaning set forth in Section 2.01(d)(ii).
“Person” means any individual, bank, corporation, partnership, association, joint-stock company, business trust, limited liability company, unincorporated organization or other organization or firm of any kind or nature.
“Phase I” has the meaning set forth in Section 5.01(x).
“Plan of Merger” has the meaning set forth in Section 1.04(a).
“Proxy Statement-Prospectus” means the joint proxy statement and prospectus and other proxy solicitation materials of CBAN and FSRL relating to the CBAN Meeting and the FSRL Meeting.
“Registration Statement” means the Registration Statement on Form S-4 to be filed with the SEC by CBAN in connection with the CBAN Common Stock Issuance (including the Proxy Statement-Prospectus constituting a part thereof).
“Regulations” means the final and temporary regulations promulgated under the Code by the United States Department of the Treasury.
“Regulatory Approvals” has the meaning set forth in Section 3.06(a).
“Representative” has the meaning set forth in Section 2.02(a)(iii).
“Requesting Party” has the meaning set forth in Section 1.05.
“Requisite CBAN Shareholder Approval” means approval of the issuance of CBAN Common Stock as contemplated by this Agreement, by a vote (in person or by proxy) of the majority of the votes cast by holders of CBAN Common Stock entitled to vote thereon at the CBAN Meeting.
“Requisite FSRL Shareholder Approval” means approval of this Agreement and the transactions contemplated hereby by a vote (in person or by proxy) of two thirds of the votes entitled to be cast by the holders of FSRL Common Stock and FSRL Preferred Stock (voting together with the holders of FSRL Common Stock as a single voting group) entitled to vote thereon at the FSRL Meeting. Such approval must also include the ESOP Vote as required by law.
“Rights” means, with respect to any Person, warrants, options, rights, convertible securities and other arrangements or commitments which obligate the Person to issue or dispose of any of its capital stock or other ownership interests.
“Rollover RSU” has the meaning set forth in Section 2.03(a).
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.
“SBA” means the Small Business Administration.
“SCBCA” means the South Carolina Business Corporation Act.
“SEC” means the Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Shortfall Number” has the meaning set forth in Section 2.02(b)(ii).
“Software” means computer programs, whether in source code or object code form (including any and all software implementation of algorithms, models and methodologies), databases and compilations (including any and all data and collections of data), and all documentation (including user manuals and training materials) related to the foregoing.
“SRO” has the meaning set forth in Section 3.06(a).
“Starting CBAN Stock Price” shall mean $21.08.

“Starting Index Price” shall mean $5,193.85.
“Stock Conversion Maximum” has the meaning set forth in Section 2.02(a)(ii).
“Stock Election” has the meaning set forth in Section 2.02(a)(iii).
“Stock Election Number” has the meaning set forth in Section 2.02(b)(i).
“Stock Election Shares” has the meaning set forth in Section 2.02(a)(iii).
“Subsidiary” means, with respect to any party, any corporation or other entity of which a majority of the capital stock or other ownership interest having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such party. Any reference in this Agreement to a Subsidiary of FSRL means, unless the context otherwise requires, any current or former Subsidiary of FSRL.
“Superior Proposal” has the meaning set forth in Section 5.09(a).
“Surviving Bank” has the meaning set forth in Section 1.03.
“Surviving Entity” has the meaning set forth in the Recitals.
“Systems” means all hardware, computers, software, websites, applications, databases, systems, networks and other information technology assets and equipment.
“Takeover Statutes” has the meaning set for in Section 5.29.
“Tax” and “Taxes” shall mean all federal, state, local, and foreign taxes, charges, fees, levies, imposts, duties, or other like assessments, including assessments for unclaimed property, as well as income, gross receipts, excise, employment, sales, use, transfer, intangible, recording, license, payroll, franchise, severance, documentary, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, or any amount in respect of unclaimed property or escheat, imposed by or required to be paid or withheld by the United States or any state, local, or foreign government or subdivision or agency thereof, whether disputed or not, including any related interest, penalties, and additions imposed thereon or with respect thereto, and including any liability for Taxes of another Person pursuant to a contract, as a transferee or successor, under Treasury Regulation Section 1.1502-6 or analogous provision of state, local or foreign Law or otherwise.
“Tax Returns” shall mean any report, return, declaration, claim for refund, information return or statement relating to Taxes, including any associated schedules, forms, attachments or amendments and any related or supporting information, estimates, elections, or statements provided or required to be provided to the appropriate Governmental Authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries and including without limitation any estimated Tax return.
“Terminated Contracts” has the meaning set forth in Section 5.15.
“Termination Date” has the meaning set forth in Section 7.01(i).
“Termination Fee” has the meaning set forth in Section 7.02(a).
“The date hereof” or “the date of this Agreement” means the date first set forth above in the preamble to this Agreement.
“Trading Day” means any day on which NYSE is open for trading; provided that a “Trading Day” only includes those days that have a scheduled closing time of 4:00 p.m. (Eastern Time).
“Truth in Lending Act” means the Truth in Lending Act of 1968, as amended.

“Unaudited Financial Statements” has the meaning set forth in Section 3.07(a).
“USA PATRIOT Act” means the USA PATRIOT Act of 2001, Public Law 107-56, and the regulations promulgated thereunder.
“Vesting Conditions” has the meaning set forth in Section 2.03(b).
ARTICLE IX
MISCELLANEOUS
Section 9.01   Survival.
No representations, warranties, agreements or covenants contained in this Agreement shall survive the Effective Time other than this Section 9.01 and any other agreements or covenants contained herein that by their express terms are to be performed after the Effective Time, including, without limitation, Section 5.10.
Section 9.02   Waiver; Amendment.
Prior to the Effective Time and to the extent permitted by applicable Law, any provision of this Agreement may be (a) waived by the Party benefited by the provision, provided such waiver is in writing and signed by such Party, or (b) amended or modified at any time, by an agreement in writing among the Parties executed in the same manner as this Agreement, except that after the CBAN Meeting or the FSRL Meeting no amendment shall be made which by Law requires further approval by the shareholders of CBAN or FSRL, as applicable, without obtaining such approval. The waiver by either Party of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach.
Section 9.03   Governing Law; Jurisdiction; Waiver of Right to Trial by Jury.
(a)   This Agreement shall be governed by, and interpreted and enforced in accordance with, the internal, substantive laws of the State of Georgia, without regard for conflict of law provisions.
(b)   Each Party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court of competent jurisdiction located in the State of Georgia (the “Georgia Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Georgia Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Georgia Courts, (iii) waives any objection that the Georgia Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.05.
(c)   Each Party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such Party hereby irrevocably and unconditionally waives any right such Party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement, or the transactions contemplated by this Agreement. Each Party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each Party understands and has considered the implications of this waiver, (iii) each Party makes this waiver voluntarily, and (iv) each Party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.03.
Section 9.04   Expenses.
Except as otherwise provided in Section 7.02, each Party will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of its own financial consultants, accountants and counsel. Nothing contained in this Agreement shall limit either Party’s rights to recover any liabilities or damages arising out of the other Party’s willful breach of any provision of this Agreement.

Section 9.05   Notices.
All notices, requests and other communications hereunder to a Party, shall be in writing and shall be deemed properly given if delivered (a) personally, (b) by registered or certified mail (return receipt requested), with adequate postage prepaid thereon, (c) by properly addressed electronic mail delivery (with confirmation of delivery receipt), or (d) by reputable courier service to such Party at its address set forth below, or at such other address or addresses as such Party may specify from time to time by notice in like manner to the Parties. All notices shall be deemed effective upon delivery.
(a)   if to CBAN, to:
Colony Bankcorp, Inc.
115 South Grant Street
Fitzgerald, Georgia 31750
Attn:
T. Heath Fountain, Chief Executive Officer

E-mail:
heath.fountain@colonybank.com

with a copy (which shall not constitute notice to CBAN) to:
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309
Attn:
Mark C. Kanaly

David S. Park
E-mail:   mark.kanaly@alston.com
david.park@alston.com
(b)   if to FSRL, to:
First Reliance Bancshares, Inc.
2170 West Palmetto Street
Florence, South Carolina 29501
Attn:
F.R. Saunders, Jr.

E-mail:   rsaunders@firstreliance.com
with a copy (which shall not constitute notice to FSRL) to:
Ward and Smith, P.A.
127 Racine Drive
Post Office Box 7068
Wilmington, North Carolina
Attn:
B.T. Atkinson

E-mail:   btatkinson@wardandsmith.com
Section 9.06   Entire Understanding; No Third-Party Beneficiaries.
This Agreement represents the entire understanding of the Parties and thereto with reference to the transactions contemplated hereby, and this Agreement supersedes any and all other oral or written agreements heretofore made. Except for the Indemnified Parties’ rights under Section 5.10, CBAN and FSRL hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other Party, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person (including any person or employees who might be affected by Section 5.11), other than the Parties, any rights or remedies hereunder, including, the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations between the Parties and are for the sole benefit of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.07   Severability.
In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the Parties will use their commercially reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.
Section 9.08   Enforcement of the Agreement.
The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction without having to show or prove economic damages and without the requirement of posting a bond, this being in addition to any other remedy to which they are entitled at law or in equity.
Section 9.09   Interpretation.
(a)   When a reference is made in this Agreement to sections, exhibits or schedules, such reference shall be to a section of, or exhibit or schedule to, this Agreement unless otherwise indicated. The table of contents and captions and headings contained in this Agreement are included solely for convenience of reference; if there is any conflict between a caption or heading and the text of this Agreement, the text shall control. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”
(b)   The Parties have participated jointly in the negotiation and drafting of this Agreement and the other agreements and documents contemplated herein. In the event an ambiguity or question of intent or interpretation arises under any provision of this Agreement or any other agreement or document contemplated herein, this Agreement and such other agreements or documents shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorizing any of the provisions of this Agreement or any other agreements or documents contemplated herein.
(c)   The FSRL Disclosure Schedule and the CBAN Disclosure Schedule, as well as all other schedules and all exhibits to this Agreement, shall be deemed part of this Agreement and included in any reference to this Agreement. Any matter disclosed pursuant to any section of either the FSRL Disclosure Schedule or the CBAN Disclosure Schedule shall be deemed disclosed for purposes of any other section of Article III or Article IV, respectively, to the extent that applicability of the disclosure to such other section is reasonably apparent on the face, notwithstanding the absence of a specific cross-reference, of such disclosure. No item is required to be set forth in either the FSRL Disclosure Schedule or the CBAN Disclosure Schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect. The mere inclusion of an item in either Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by either party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect, or that any breach or violation of applicable Laws or any contract exists or has actually occurred. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable Law.
(d)   Any reference contained in this Agreement to specific statutory or regulatory provisions or to any specific Governmental Authority shall include any successor statute or regulation, or successor Governmental Authority, as the case may be. Unless the context clearly indicates otherwise, the masculine, feminine, and neuter genders will be deemed to be interchangeable, and the singular includes the plural and vice versa. As used herein, (i) the term “made available” means any document or other information that was (a) provided by one party or its representatives to the other party or its representatives prior to the date hereof or (b) included in the virtual data room of a party prior to the date hereof, and (ii) the word “or” is not exclusive.

(e)   Unless otherwise specified, the references to “Section” and “Article” in this Agreement are to the Sections and Article of this Agreement. When used in this Agreement, words such as “herein”, “hereinafter”, “hereof”, “hereto”, and “hereunder” refer to this Agreement as a whole, unless the context clearly requires otherwise.
Section 9.10   Assignment.
No Party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Party, and any purported assignment in violation of this Section 9.10 shall be void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.
Section 9.11   Confidential Supervisory Information.
Information and documents commonly known as “confidential supervisory information” that is prohibited from disclosure under 12 C.F.R. § 261.2(b), 12 C.F.R. § 309.6, or 12 C.F.R. § 4.32(b) shall not be disclosed by either Party and nothing in this Agreement shall require such disclosure or be understood as constituting such disclosure.
Section 9.12   Counterparts.
This Agreement may be executed and delivered by facsimile or by electronic data file and in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that all Parties need not sign the same counterpart. Signatures delivered by facsimile or by electronic data file shall have the same effect as originals.
[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.
COLONY BANKCORP, INC.
/s/ T. Heath Fountain T. Heath Fountain Chief Executive Officer
FIRST RELIANCE BANCSHARES, INC.
/s/ F.R. Saunders, Jr. F.R. Saunders, Jr. Chief Executive Officer
[Signature Page to Agreement and Plan of Merger]

EXHIBIT A
FSRL VOTING AGREEMENT
THIS VOTING AGREEMENT (this “Agreement”) is dated as of June 24, 2026, by and between the undersigned holder (“Shareholder”) of capital stock of First Reliance Bancshares, Inc. a South Carolina corporation (“FSRL”), and Colony Bankcorp, Inc., a Georgia corporation (“CBAN”). All capitalized terms used but not defined herein shall have the meanings assigned to them in the Merger Agreement (defined below).
RECITALS:
WHEREAS, concurrently with the execution of this Agreement, CBAN and FSRL are entering into an Agreement and Plan of Merger (as such agreement may be subsequently amended or modified, the “Merger Agreement”), pursuant to which (i) FSRL will merge with and into CBAN, with CBAN as the surviving entity, and (ii) First Reliance Bank, a South Carolina state-chartered bank and a direct wholly-owned subsidiary of FSRL, will merge with and into Colony Bank, a Georgia state-chartered bank and a direct wholly owned subsidiary of CBAN, with Colony Bank as the surviving bank (collectively, the “Merger”), and in connection with the Merger, each issued and outstanding share of FSRL Stock immediately prior to the Effective Time (apart from the Dissenting Shares and the FSRL Cancelled Shares) will be converted into and exchanged for the right to receive the Merger Consideration and cash in lieu of fractional shares.
WHEREAS, Shareholder “beneficially owns” (as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) and is entitled to dispose of (or direct the disposition of) and to vote (or direct the voting of) directly or indirectly the number of shares of FSRL Stock indicated on the signature page of this Agreement under the heading “Total Number of Shares of FSRL Stock Subject to this Agreement;” provided, that such shares do not include shares beneficially owned by Shareholder but subject to the voting direction of a third party with regard to voting on the Merger (such shares, together with any additional shares of FSRL Stock subsequently acquired by Shareholder during the term of this Agreement, including through the exercise of any stock option or other equity award, warrant or similar instrument, being referred to collectively as the “Shares”); and
WHEREAS, it is a material inducement to and condition of CBAN’s willingness to enter into the Merger Agreement that Shareholder execute and deliver this Agreement.
AGREEMENT:
NOW, THEREFORE, in consideration of CBAN entering into the Merger Agreement and proceeding with the transactions contemplated thereby, and in consideration of the expenses incurred and to be incurred by CBAN in connection therewith, Shareholder and CBAN agree as follows:
Section 1.   Agreement to Vote Shares.   Shareholder irrevocably and unconditionally agrees that, while this Agreement is in effect, at any meeting of shareholders of FSRL, however called, or at any adjournment thereof, or in any action proposed to be taken by written consent of the shareholders of FSRL, or in any other circumstances in which Shareholder is entitled to vote, consent or give any other approval, except as otherwise agreed to in writing in advance by CBAN, Shareholder shall:
(a)   appear at each such meeting in person or by proxy or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum; and
(b)   vote (or cause to be voted), in person or by proxy, all the Shares as to which the Shareholder has, directly or indirectly, the right to vote or direct the voting, (i) in favor of adoption and approval of the Merger Agreement and the consummation of the transactions contemplated thereby (including any amendments or modifications of the terms thereof approved by the board of directors of FSRL and adopted in accordance with the terms thereof); (ii) in favor of any proposal to adjourn or postpone such meeting, if necessary, to solicit additional proxies to approve the Merger Agreement; (iii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of FSRL contained in the Merger Agreement or of Shareholder

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contained in this Agreement; and (iv) against any Acquisition Proposal or any other action, agreement or transaction that is intended, or could reasonably be expected, to impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the transactions contemplated by the Merger Agreement or this Agreement.
Shareholder further agrees not to vote or execute any written consent to rescind or amend in any manner any prior vote or written consent, as a shareholder of FSRL, to approve or adopt the Merger Agreement unless this Agreement shall have been terminated in accordance with its terms.
Section 2.   No Inconsistent Agreements.   Shareholder hereby covenants and agrees that, except for this Agreement, Shareholder (i) shall not enter into, at any time while this Agreement remains in effect, any voting agreement or voting trust or any other contract with respect to the Shares, (ii) shall not grant at any time while this Agreement remains in effect, a proxy (other than as required to effect Shareholder’s voting obligations in Section 1), consent or power of attorney in contravention of the obligations of Shareholder under this Agreement with respect to the Shares, (iii) shall not commit any act, except for transfers permitted under Section 3, that could restrict or affect his or her legal power, authority and right to vote any of the Shares then held of record or beneficially owned by Shareholder or otherwise reasonably expected to prevent or disable Shareholder from performing any of his or her obligations under this Agreement, and (iv) shall not take any action that would reasonably be expected to make any representation or warranty of Shareholder contained herein untrue or incorrect or have the effect of impeding, preventing, delaying, interfering with, disabling or adversely affecting the performance by, Shareholder of his or her obligations under this Agreement.
Section 3.   No Transfers.   Until the earlier of (i) the termination of this Agreement pursuant to Section 7 and (ii) receipt of the Requisite FSRL Shareholder Approval, Shareholder agrees not to, directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, or enter into any contract option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of the Shares, except the following transfers shall be permitted: (a) transfers by will or operation of Law, in which case this Agreement shall bind the transferee, (b) transfers pursuant to any pledge agreement, subject to the pledgee agreeing in writing, prior to such transfer, to be bound by the terms of this Agreement, (c) transfers in connection with estate and tax planning purposes, including transfers to relatives, trusts and charitable organizations, subject to each transferee agreeing in writing, prior to such transfer, to be bound by the terms of this Agreement, and (d) such transfers as CBAN may otherwise permit in its sole discretion. Any transfer or other disposition in violation of the terms of this Section 3 shall be null and void. As promptly as practicable following the date hereof, Shareholder shall notify FSRL’s transfer agent that there is a stop transfer order with respect to all of the Shares and that this Agreement places limits on the voting of the Shares; provided, that any such stop transfer order and notice will immediately be withdrawn and terminated by the Shareholder following the termination of this Agreement in accordance with Section 7.
Section 4.   Representations and Warranties of Shareholder.   Shareholder represents and warrants to and agrees with CBAN as follows:
(a)   Shareholder has all requisite capacity and authority to enter into and perform his, her or its obligations under this Agreement.
(b)   This Agreement has been duly executed and delivered by Shareholder, and assuming the due authorization, execution and delivery by CBAN, constitutes a valid and legally binding obligation of Shareholder enforceable against Shareholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.
(c)   The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his, her or its obligations hereunder and the consummation by Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which Shareholder is a party or by which Shareholder is bound, or any statute, rule or regulation to

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which Shareholder is subject or, in the event that Shareholder is a corporation, partnership, trust or other entity, any charter, bylaw or other organizational document of Shareholder.
(d)   Shareholder is the record and beneficial owner of, or is the trustee that is the record holder of, and whose beneficiaries are the beneficial owners of, and has good title to all of the Shares, and the Shares are owned free and clear of any liens, security interests, charges or other encumbrances. The Shares do not include shares over which Shareholder exercises control in a fiduciary capacity for any other person or entity that is not an Affiliate of Shareholder, and no representation by Shareholder is made with respect thereto. Shareholder has the right to vote the Shares, and none of the Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares, except as contemplated by this Agreement. Shareholder does not own, of record or beneficially, any shares of capital stock of FSRL other than the Shares or any other securities convertible into or exercisable or exchangeable for such capital stock.
(e)   There is no legal action, suit, claim, investigation or proceeding pending against, or, to the knowledge of Shareholder, threatened against or affecting Shareholder, that would reasonably be expected to impair the ability of Shareholder to perform his, her or its obligations under this Agreement or to consummate the transactions contemplated hereby on a timely basis, or that questions the validity of this Agreement or any action taken or to be taken by Shareholder in connection with this Agreement.
Section 5.   No Solicitation and Non-Disparagement.   From and after the date hereof until the termination of this Agreement pursuant to Section 7, Shareholder, in his, her or its capacity as a shareholder of FSRL, shall not, nor shall such Shareholder authorize any partner, officer, director, advisor or representative of, such Shareholder or any of his, her or its Affiliates to, directly or indirectly (and, to the extent applicable to Shareholder, such Shareholder shall use commercially reasonable efforts to prohibit any of his, her or its representatives or Affiliates to), (i) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) except in his capacity as a director or officer of FSRL and under circumstances for which such actions are permitted for FSRL under the Merger Agreement, participate in any discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access, to any person (other than CBAN) any information or data with respect to FSRL or otherwise relating to an Acquisition Proposal, (iii) enter into any agreement, agreement in principle or letter of intent with respect to an Acquisition Proposal or approve or resolve to approve any Acquisition Proposal or any agreement, agreement in principle or letter of intent relating to an Acquisition Proposal, (iv) solicit proxies with respect to an Acquisition Proposal (other than the Merger Agreement) or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, (v) initiate a shareholders’ vote or action by consent of FSRL’s shareholders with respect to an Acquisition Proposal or (vi) make, publish or communicate any negative, defamatory or disparaging statements, remarks or comments concerning or alluding to FSRL, CBAN, First Reliance Bank, Colony Bank or their products, customers, suppliers, licensees, licensors, franchisees or employees.
Section 6.   Specific Performance; Remedies; Attorneys’ Fees.   Shareholder acknowledges that it is a condition to the willingness of CBAN to enter into the Merger Agreement that Shareholder execute and deliver this Agreement and that it will be impossible to measure in money the damage to CBAN if Shareholder fails to comply with the obligations imposed by this Agreement and that, in the event of any such failure, CBAN will not have an adequate remedy at Law or in equity. Accordingly, Shareholder agrees that injunctive relief or other equitable remedy is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that CBAN has an adequate remedy at Law. Shareholder further agrees that Shareholder will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with CBAN’s seeking or obtaining such equitable relief. In addition, after discussing the matter with Shareholder, CBAN shall have the right to inform any third party that CBAN reasonably believes to be, or to be contemplating, participating with Shareholder or receiving from Shareholder assistance in violation of this Agreement, of the terms of this Agreement and of the rights of CBAN hereunder, and that participation by any such persons with Shareholder in activities in violation of Shareholder’s agreement with CBAN set forth in this Agreement may give rise to claims by CBAN against such third party.

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Section 7.   Term of Agreement; Termination.   The term of this Agreement shall commence on the date hereof. This Agreement may be terminated at any time prior to consummation of the transactions contemplated by the Merger Agreement by the mutual written agreement of the parties hereto, and shall be automatically terminated upon the earlier to occur of (i) the Effective Time, (ii) the amendment of the Merger Agreement in any manner that materially and adversely affects any of Shareholder’s rights set forth therein (including, for the avoidance of doubt, any reduction to the Merger Consideration), (iii) termination of the Merger Agreement or (iv) three (3) years from the date hereof. Upon such termination, no party shall have any further obligations or liabilities hereunder; provided, however, that such termination shall not relieve any party from liability for any breach of this Agreement prior to such termination.
Section 8.   Entire Agreement.   This Agreement represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby, and this Agreement supersedes any and all other oral or written agreements heretofore made.
Section 9.   Modification and Waiver.   No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by each party. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of dissimilar provisions or conditions at the same or any prior subsequent time.
Section 10.   Severability.   In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their commercially reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.
Section 11.   Capacity as Shareholder.   This Agreement shall apply to Shareholder solely in his, her or its capacity as a shareholder of FSRL and it shall not apply in any manner to Shareholder in his, her or its capacity as a director of FSRL, if applicable. Nothing contained in this Agreement shall be deemed to apply to, or limit in any manner, the obligations of Shareholder to comply with his, her or its fiduciary duties as a director of FSRL, if applicable.
Section 12.   Governing Law.   This Agreement shall be governed by, and interpreted and enforced in accordance with, the internal, substantive laws of the State of Georgia, without regard for conflict of law provisions.
Section 13.   Jurisdiction.   Any civil action, counterclaim, proceeding or litigation arising out of or relating to this Agreement shall be brought in the courts of record of the State of Georgia in Ben Hill County or the United States District Court, Middle District of Georgia. Each party consents to the jurisdiction of such Georgia court in any such civil action, counterclaim, proceeding or litigation and waives any objection to the laying of venue of any such civil action, counterclaim, proceeding or litigation in such Georgia court. Service of any court paper may be effected on such party by mail, as provided in this letter, or in such other manner as may be provided under applicable Laws.
Section 14.   WAIVER OF JURY TRIAL.   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 14.

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Section 15.   Waiver of Appraisal Rights; Further Assurances.   To the extent permitted by applicable Law, Shareholder hereby waives any rights of appraisal or rights to dissent from the Merger or demand fair value for his, her or its Shares in connection with the Merger, in each case, that Shareholder may have under applicable Law. From time to time prior to the termination of this Agreement, at CBAN’s request and without further consideration, Shareholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to effect the actions and consummate the transactions contemplated by this Agreement. Shareholder further agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against CBAN, Colony Bank, FSRL, First Reliance Bank or any of their respective successors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the Merger.
Section 16.   Disclosure.   Shareholder hereby authorizes FSRL and CBAN to publish and disclose in any announcement or disclosure required by the Securities and Exchange Commission and in the Proxy Statement-Prospectus such Shareholder’s identity and ownership of the Shares and the nature of Shareholder’s obligations under this Agreement; provided, however, that CBAN shall provide Shareholder written drafts of any such disclosure and consider in good faith Shareholder’s comments thereto.
Section 17.   Ownership.   Nothing in this Agreement shall be construed to give CBAN any rights to exercise or direct the exercise of voting power as owner of the Shares or to vest in CBAN any direct or indirect ownership or incidents of ownership of or with respect to any of the Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Shareholder, notwithstanding the provisions of this Agreement, and CBAN shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of FSRL or to exercise any power or authority to direct the Shareholder in voting any of the Shares, except as otherwise expressly provided herein.
Section 18.   Assignment.   Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto (whether by operation of Law, including by merger or consolidation, or otherwise) without the prior written consent of the other party. Subject to the foregoing sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. Any purported assignment in violation of this Section 18 shall be null and void ab initio.
Section 19.   Third-Party Beneficiaries.   Nothing in this Agreement, express or implied, is intended to confer upon any Person other than the parties hereto or their respective successors any rights, remedies, obligations or liabilities under or by reason of this Agreement.
Section 20.   Integration.   Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation,” unless the context otherwise requires. Unless the context otherwise requires, any reference herein to any Law shall refer to such Law as amended, modified or reenacted from time to time and any rules or regulations promulgated thereunder.
Section 21.   Counterparts.   This Agreement may be executed and delivered by facsimile or by electronic data file and in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Signatures delivered by facsimile or by electronic data file shall have the same effect as originals.
[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.
COLONY BANKCORP, INC.
By: T. Heath Fountain Chief Executive Officer
SHAREHOLDER

Printed Name:
Number of Shares of FSRL Stock Subject to this Agreement:
[Signature Page — FSRL Voting Agreement]

EXHIBIT B
CBAN VOTING AGREEMENT
THIS VOTING AGREEMENT (this “Agreement”) is dated as of June 24, 2026, by and between the undersigned holder (“Shareholder”) of common stock of Colony Bankcorp, Inc., a Georgia corporation (“CBAN”), and First Reliance Bancshares, Inc., a South Carolina corporation (“FSRL”). All capitalized terms used but not defined herein shall have the meanings assigned to them in the Merger Agreement (defined below).
RECITALS:
WHEREAS, concurrently with the execution of this Agreement, CBAN and FSRL are entering into an Agreement and Plan of Merger (as such agreement may be subsequently amended or modified, the “Merger Agreement”), pursuant to which (i) FSRL will merge with and into CBAN, with CBAN as the surviving entity, and (ii) First Reliance Bank, a South Carolina state-chartered bank and a direct wholly-owned subsidiary of FSRL, will merge with and into Colony Bank, a Georgia state-chartered bank and a direct wholly owned subsidiary of CBAN, with Colony Bank as the surviving bank (collectively, the “Merger”), and in connection with the Merger, each issued and outstanding share of FSRL Stock immediately prior to the Effective Time (apart from the Dissenting Shares and the FSRL Cancelled Shares) will be converted into and exchanged for the right to receive the Merger Consideration and cash in lieu of fractional shares.
WHEREAS, Shareholder “beneficially owns” (as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) and is entitled to dispose of (or direct the disposition of) and to vote (or direct the voting of) directly or indirectly the number of shares of CBAN Common Stock indicated on the signature page of this Agreement under the heading “Number of Shares of CBAN Common Stock Subject to this Agreement;” provided, that such shares do not include shares beneficially owned by Shareholder but subject to the voting direction of a third party with regard to voting on the Merger (such shares, together with any additional shares of CBAN Common Stock subsequently acquired by Shareholder during the term of this Agreement, including through the exercise of any stock option or other equity award, warrant or similar instrument, being referred to collectively as the “Shares”); and
WHEREAS, it is a material inducement to and a condition of FSRL’s willingness to enter into the Merger Agreement that Shareholder execute and deliver this Agreement.
AGREEMENT:
NOW, THEREFORE, in consideration of FSRL entering into the Merger Agreement and proceeding with the transactions contemplated thereby, and in consideration of the expenses incurred and to be incurred by FSRL in connection therewith, Shareholder and FSRL agree as follows:
Section 1.   Agreement to Vote Shares.   Shareholder agrees that, while this Agreement is in effect, at any meeting of shareholders of CBAN, however called, for the purpose of voting on the transactions contemplated by the Merger Agreement, or at any adjournment thereof, or in any other circumstances in which Shareholder is entitled to vote, consent or give any other approval, except as otherwise agreed to in writing in advance by FSRL, Shareholder shall:
(a)   appear at each such meeting in person or by proxy or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum; and
(b)   vote (or cause to be voted), in person or by proxy, all the Shares as to which the Shareholder has, directly or indirectly, the right to vote or direct the voting, (i) in favor of the transactions contemplated by the Merger Agreement (including any amendments or modifications of the terms thereof approved by the board of directors of CBAN and adopted in accordance with the terms thereof); (ii) in favor of any proposal to adjourn or postpone such meeting, if necessary, to solicit additional proxies to approve the Merger Agreement; and (iii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of CBAN contained in the Merger Agreement or of Shareholder contained in this Agreement.

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Shareholder further agrees not to vote or execute any written consent to rescind or amend in any manner any prior vote or written consent, as a shareholder of CBAN, to approve the transactions contemplated by the Merger Agreement unless this Agreement shall have been terminated in accordance with its terms.
Section 2.   No Transfers.   Until the earlier of (i) the termination of this Agreement pursuant to Section 5 and (ii) receipt of the approval of shareholders of CBAN of the transactions contemplated by the Merger Agreement, Shareholder agrees not to, directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of the Shares, except the following transfers shall be permitted: (a) transfers by will or operation of Law, in which case this Agreement shall bind the transferee, (b) transfers pursuant to any pledge agreement, subject to the pledgee agreeing in writing, prior to such transfer, to be bound by the terms of this Agreement, (c) transfers in connection with estate and tax planning purposes, including transfers to relatives, trusts and charitable organizations, subject to each transferee agreeing in writing, prior to such transfer, to be bound by the terms of this Agreement, and (d) such transfers as FSRL may otherwise permit in its sole discretion. Any transfer or other disposition in violation of the terms of this Section 2 shall be null and void.
Section 3.   Representations and Warranties of Shareholder.   Shareholder represents and warrants to and agrees with CBAN as follows:
(a)   Shareholder has all requisite capacity and authority to enter into and perform his, her or its obligations under this Agreement.
(b)   This Agreement has been duly executed and delivered by Shareholder, and assuming the due authorization, execution and delivery by FSRL, constitutes a valid and legally binding obligation of Shareholder enforceable against Shareholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.
(c)   The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his, her or its obligations hereunder and the consummation by Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which Shareholder is a party or by which Shareholder is bound, or any statute, rule or regulation to which Shareholder is subject or, in the event that Shareholder is a corporation, partnership, trust or other entity, any charter, bylaw or other organizational document of Shareholder.
(d)   Shareholder is the record and beneficial owner of, or is the trustee that is the record holder of, and whose beneficiaries are the beneficial owners of, and has good title to all of the Shares, and the Shares are owned free and clear of any liens, security interests, charges or other encumbrances. The Shares do not include shares over which Shareholder exercises control in a fiduciary capacity for any other person or entity that is not an Affiliate of Shareholder, and no representation by Shareholder is made with respect thereto. Shareholder has the right to vote the Shares, and none of the Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares, except as contemplated by this Agreement. Shareholder does not own, of record or beneficially, any shares of capital stock of CBAN Common Stock other than the Shares or any other securities convertible into or exercisable or exchangeable for such capital stock, other than any restricted stock issued by CBAN.
Section 4.   Specific Performance; Remedies; Attorneys’ Fees.   Shareholder acknowledges that it is a condition to the willingness of FSRL to enter into the Merger Agreement that Shareholder execute and deliver this Agreement and that it will be impossible to measure in money the damage to FSRL if Shareholder fails to comply with the obligations imposed by this Agreement and that, in the event of any such failure, FSRL will not have an adequate remedy at Law or in equity. Accordingly, Shareholder agrees that injunctive relief or other equitable remedy is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that FSRL has an adequate remedy at Law. Shareholder further agrees that Shareholder will not seek, and agrees to waive any requirement for, the securing or posting of a bond in

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connection with FSRL’s seeking or obtaining such equitable relief. In addition, after discussing the matter with Shareholder, FSRL shall have the right to inform any third party that FSRL reasonably believes to be, or to be contemplating, participating with Shareholder or receiving from Shareholder assistance in violation of this Agreement, of the terms of this Agreement and of the rights of FSRL hereunder, and that participation by any such persons with Shareholder in activities in violation of Shareholder’s agreement with FSRL set forth in this Agreement may give rise to claims by FSRL against such third party.
Section 5.   Term of Agreement; Termination.   The term of this Agreement shall commence on the date hereof. This Agreement may be terminated at any time prior to consummation of the transactions contemplated by the Merger Agreement by the mutual written agreement of the parties hereto, and shall be automatically terminated upon the earlier to occur of (i) the Effective Time, (ii) the amendment of the Merger Agreement in any manner that materially and adversely affects any of Shareholder’s rights set forth therein (including, for the avoidance of doubt, any change to the Merger Consideration), (iii) termination of the Merger Agreement or (iv) three (3) years from the date hereof. Upon such termination, no party shall have any further obligations or liabilities hereunder; provided, however, that such termination shall not relieve any party from liability for any breach of this Agreement prior to such termination.
Section 6.   Entire Agreement.   This Agreement represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby, and this Agreement supersedes any and all other oral or written agreements heretofore made.
Section 7.   Modification and Waiver.   No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by each party. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of dissimilar provisions or conditions at the same or any prior subsequent time.
Section 8.   Severability.   In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their commercially reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.
Section 9.   Capacity as Shareholder.   This Agreement shall apply to Shareholder solely in his, her or its capacity as a shareholder of CBAN and it shall not apply in any manner to Shareholder in his, her or its capacity as a director of CBAN, if applicable. Nothing contained in this Agreement shall be deemed to apply to, or limit in any manner, the obligations of Shareholder to comply with his, her or its fiduciary duties as a director of CBAN, if applicable.
Section 10.   Governing Law.   This Agreement shall be governed by, and interpreted and enforced in accordance with, the internal, substantive laws of the State of Georgia, without regard for conflict of law provisions.
Section 11.   Jurisdiction.   Any civil action, counterclaim, proceeding or litigation arising out of or relating to this Agreement shall be brought in the courts of record of the State of Georgia in Ben Hill County or the United States District Court, Middle District of Georgia. Each party consents to the jurisdiction of such Georgia court in any such civil action, counterclaim, proceeding or litigation and waives any objection to the laying of venue of any such civil action, counterclaim, proceeding or litigation in such Georgia court. Service of any court paper may be effected on such party by mail, as provided in this letter, or in such other manner as may be provided under applicable Laws.
Section 12.   WAIVER OF JURY TRIAL.   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS

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REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.
Section 13.   Ownership.   Nothing in this Agreement shall be construed to give FSRL any rights to exercise or direct the exercise of voting power as owner of the Shares or to vest in CBAN any direct or indirect ownership or incidents of ownership of or with respect to any of the Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Shareholder, notwithstanding the provisions of this Agreement, and CBAN shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of CBAN or to exercise any power or authority to direct the Shareholder in voting any of the Shares, except as otherwise expressly provided herein.
Section 14.   Assignment.   Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto (whether by operation of Law, including by merger or consolidation, or otherwise) without the prior written consent of the other party. Subject to the foregoing sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. Any purported assignment in violation of this Section 14 shall be null and void ab initio.
Section 15.   Third-Party Beneficiaries.   Nothing in this Agreement, express or implied, is intended to confer upon any Person other than the parties hereto or their respective successors any rights, remedies, obligations or liabilities under or by reason of this Agreement.
Section 16.   Integration.   Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation,” unless the context otherwise requires. Unless the context otherwise requires, any reference herein to any Law shall refer to such Law as amended, modified or reenacted from time to time and any rules or regulations promulgated thereunder.
Section 17.   Counterparts.   This Agreement may be executed and delivered by facsimile or by electronic data file and in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Signatures delivered by facsimile or by electronic data file shall have the same effect as originals.
[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.
FIRST RELIANCE BANCSHARES, INC.
By: Rick Saunders Chief Executive officer
SHAREHOLDER

Printed Name:
Number of Shares of CBAN Common Stock Subject to this Agreement:
[Signature Page — CBAN Voting Agreement]

EXHIBIT C
BANK PLAN OF MERGER AND MERGER AGREEMENT
This PLAN OF MERGER AND MERGER AGREEMENT (this “Agreement”) is made and entered into as of June 24, 2026, by and between First Reliance Bank, a South Carolina state-chartered bank with its main office located at 1901 Main Street, Suite 195, Columbia, SC 29201, and Colony Bank, a Georgia state-chartered banking institution with its main office located at 302 South Main Street, Fitzgerald, Georgia 31750, to provide for the merger of First Reliance Bank with and into Colony Bank (the “Bank Merger”). First Reliance Bank and Colony Bank are referred to herein as the “Merging Banks”.
WHEREAS, Colony Bankcorp, Inc. (“CBAN”), which owns all of the outstanding shares of Colony Bank, and First Reliance Bancshares, Inc. (“FSRL”), which owns all of the outstanding shares of First Reliance Bank, have entered into an Agreement and Plan of Merger (the “Merger Agreement”) which, among other things, contemplates the merger of FSRL with and into CBAN, all subject to the terms and conditions of such Merger Agreement (the “Merger”);
WHEREAS, the Merger Agreement contemplates the merger First Reliance Bank with and into Colony Bank, with Colony Bank as the surviving bank (the “Surviving Bank”), conditioned upon and immediately following consummation of the Merger;
WHEREAS, the respective boards of directors of FSRL, First Reliance Bank, CBAN and Colony Bank have approved the Bank Merger, upon the terms and subject to the conditions set forth in this Agreement, and have determined that the Bank Merger and the other transactions contemplated by this Agreement are in the best interests of their respective shareholders; and
WHEREAS, the Bank Merger has been approved by a majority of the board of directors of Colony Bank, by CBAN, as the sole shareholder of Colony Bank, by a majority of the board of directors of First Reliance Bank, and by FSRL, as the sole shareholder of First Reliance Bank, in each case in accordance with the provisions of 12 U.S.C. § 215, O.C.G.A. § 7-1-531 and Chapter 25 of the South Carolina Banking and Branching Efficiency Act.
NOW, THEREFORE, in consideration of the premises and of the covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Merging Banks, intending to be legally bound, hereby make, adopt and approve this Agreement, and hereby prescribe the terms and conditions of the Bank Merger and the mode of effecting the Bank Merger as follows:
TERMS OF BANK MERGER
Section 1.1.   The Bank Merger.
(a)   As a result of the Bank Merger, (i) each share of common stock of First Reliance Bank, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time (as defined below) shall cease to be outstanding and shall be cancelled and (ii) each share of capital stock of Colony Bank, par value $10.00 per share, issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall constitute the only shares of capital stock of the Surviving Bank issued and outstanding immediately after the Effective Time. For purposes of this Agreement, the Bank Merger shall become effective on the date and time the Articles of Merger (“Articles of Merger”) reflecting the Bank Merger shall become effective with the Secretary of State of the State of Georgia (the “Effective Time”). Any shareholder of First Reliance Bank voting against the Bank Merger shall have dissenters’ rights of appraisal in accordance with applicable law.
(b)   At the Effective Time, the Surviving Bank shall be considered the same business and corporate entity as each of the Merging Banks and thereupon and thereafter all the property, rights, privileges, powers and franchises of each of the Merging Banks shall vest in the Surviving Bank and the Surviving Bank shall be subject to and be deemed to have assumed all of the debts, liabilities, obligations and duties of each of the Merging Banks and shall have succeeded to all of each of their relationships, fiduciary or otherwise, as fully and to the same extent as if such property, rights, privileges, powers, franchises, debts, liabilities,

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obligations, duties and relationships had been originally acquired, incurred or entered into by the Surviving Bank. In addition, any reference to either of the Merging Banks in any contract, will or document, whether executed or taking effect before or after the Effective Time, shall be considered a reference to the Surviving Bank if not inconsistent with the other provisions of the contract, will or document; and any pending action or other judicial proceeding to which either of the Merging Banks is a party shall not be deemed to have abated or to have been discontinued by reason of the Bank Merger, but may be prosecuted to final judgment, order or decree in the same manner as if the Bank Merger had not been made or the Surviving Bank may be substituted as a party to such action or proceeding, and any judgment, order or decree may be rendered for or against it that might have been rendered for or against either of the Merging Banks if the Bank Merger had not occurred.
(c)   Subject to the terms and conditions of this Agreement and the Merger Agreement, each of the Merging Banks agrees to use commercially reasonable efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable law to permit consummation of the Bank Merger and the other transactions contemplated by this Agreement, and to reasonably cooperate with the other Merging Bank to that end.
Section 1.2.   Name of Surviving Bank and Principal Office.   The name of the Surviving Bank shall be “Colony Bank.” The principal office of Colony Bank shall continue to be 302 South Main Street, Fitzgerald, Georgia 31750 after the Effective Time. The branch offices of Colony Bank and First Reliance Bank will be operated as branch offices of the Surviving Bank immediately following the Effective Time.
Section 1.3.   Articles of Incorporation.   On and after the Effective Time, the Articles of Incorporation of Colony Bank shall be the Articles of Incorporation of the Surviving Bank until amended in accordance with applicable law.
Section 1.4.   Bylaws.   On and after the Effective Time, the Bylaws of Colony Bank shall be the Bylaws of the Surviving Bank until amended in accordance with applicable law.
Section 1.5.   Directors and Officers.   On and after the Effective Time, until changed in accordance with the Articles of Incorporation and Bylaws of the Surviving Bank, (i) the directors of the Surviving Bank shall be the directors of Colony Bank immediately prior to the Effective Time, together with such individuals as may be appointed to the Board of Directors of the Surviving Bank in accordance with the Merger Agreement and named in the Articles of Merger related to the Bank Merger, and (ii) the officers of the Surviving Bank shall be the officers of Colony Bank immediately prior to the Effective Time, together with such individuals as shall be named by the Board of Directors of the Surviving Bank following the Effective Time. The directors and officers of the Surviving Bank shall hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Bank.
Section 1.6.   Capital of Surviving Bank.   The amount of capital stock of the Surviving Bank authorized immediately following the Effective Time shall continue to be 150,000 shares of common stock, par value $10.000 per share, of which 90,000 shares of common stock are issued and outstanding as of the date hereof.
Section 1.7.   Income Tax Treatment.   Each party to this Agreement agrees to treat the Bank Merger for all income tax purposes as a reorganization qualifying under Section 368(a) of the Internal Revenue Code of 1986, as amended and hereby adopt this Agreement as a result of execution thereof as a plan of reorganization within the meaning of Treasury Regulations Section 1.368-2(g). None of the parties shall file a tax return or take any position with any taxing authority that is inconsistent with the tax treatment described in the preceding sentence.
MISCELLANEOUS
Section 2.1.   Conditions Precedent.   The respective obligations of each party pursuant to this Agreement shall be subject to (i) the closing of the transactions contemplated by the Merger Agreement; (ii) the approval of the Federal Deposit Insurance Corporation (the “FDIC”), (iii) the approval of the Georgia Department of Banking and Finance (the “GDBF”); and (iv) the approval by the shareholders of each of the Merging Banks. Additionally, no order, injunction or decree issued by any court or governmental authority of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Bank

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Merger shall be in effect, and no law, statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced that prohibits or makes illegal the consummation of the Bank Merger.
Section 2.2.   Governing Law.   This Agreement shall be governed by and construed in accordance with the laws of the United States and the laws of the State of Georgia, without regard to any applicable principles of conflicts of laws that would result in the application of the law of another jurisdiction.
Section 2.3.   Counterparts.   This Agreement may be executed (by facsimile or otherwise) by any one or more of the parties in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.
Section 2.4.   Amendments.   To the extent permitted by the FDIC, the GDBF and the Office of the Comptroller of the Currency, this Agreement may be amended by a subsequent writing signed by the parties hereto upon the approval of the board of directors of each of the parties hereto.
Section 2.5.   Successors.   This Agreement shall be binding on the successors of First Reliance Bank and Colony Bank.
Section 2.6.   Further Assignments.   If at any time CBAN or the Colony Bank shall consider or be advised that any further assignments, conveyances or assurances are necessary or desirable to vest, perfect or confirm in Colony Bank full title to any property or rights of First Reliance Bank or otherwise carry out the provisions hereof, the proper officers and directors of First Reliance Bank, as of immediately prior to the Effective Time, and thereafter the officers of Colony Bank acting on behalf of First Reliance Bank, shall execute and deliver, or shall cause to be executed and delivered, any and all proper assignments, conveyances and assurances and do all things necessary or desirable to carry out the provisions hereof.
[Signature page follows]

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IN WITNESS WHEREOF, First Reliance Bank and Colony Bank have caused this Plan of Bank Merger and Merger Agreement to be executed by their duly authorized officers as of the date first set forth above.
COLONY BANK
ATTEST:
Name: Title:	By:	Name: Title:
FIRST RELIANCE BANK
ATTEST:
Name: Title:	By:	Name: Title:
[Signature Page — Bank Plan of Merger and Merger Agreement]

EXHIBIT D
DIRECTOR NON-COMPETITION AND NON-DISCLOSURE AGREEMENT
This Director Non-Competition and Non-Disclosure Agreement (the “Agreement”), is dated as of June 24, 2026, by and between the undersigned director of First Reliance Bancshares, Inc. (“Director”), and Colony Bankcorp, Inc., a Georgia corporation (“CBAN”). All capitalized terms used but not defined herein shall have the meanings assigned to them in the Merger Agreement (defined below).
RECITALS:
WHEREAS, concurrently with the execution of this Agreement, CBAN and First Reliance Bancshares, Inc., a South Carolina corporation (“FSRL”), are entering into an Agreement and Plan of Merger (as such agreement may be subsequently amended or modified, the “Merger Agreement”), pursuant to which (i) FSRL will merge with and into CBAN, with CBAN as the surviving entity, and (ii) First Reliance Bank, a South Carolina state-chartered bank and a direct wholly-owned subsidiary of FSRL, will merge with and into Colony Bank, a Georgia state-chartered bank and a direct wholly-owned subsidiary of CBAN, with Colony Bank as the surviving bank (collectively, the “Merger”);
WHEREAS, Director is a shareholder of FSRL and, as a result of the Merger and pursuant to the transactions contemplated by the Merger Agreement, Director is expected to receive significant consideration in exchange for the shares of FSRL Stock held by Director;
WHEREAS, as of and prior to the date hereof, Director serves and has served as a member of the Board of Directors of FSRL or First Reliance Bank, and, therefore, Director has knowledge of the Confidential Information and Trade Secrets (each as hereinafter defined);
WHEREAS, as a result of the Merger, CBAN will succeed to all of the Confidential Information and Trade Secrets, for which CBAN as of the Effective Time will have paid valuable consideration and desires reasonable protection; and
WHEREAS, it is a material prerequisite to the consummation of the Merger that each director of FSRL and First Reliance Bank, including Director, enter into this Agreement.
AGREEMENT:
NOW, THEREFORE, in consideration of these premises and the mutual covenants and undertakings herein contained, CBAN and Director, each intending to be legally bound, covenant and agree as follows:
Section 1.   Restrictive Covenants.
(a)   Director acknowledges that (i) CBAN has separately bargained for the restrictive covenants in this Agreement; and (ii) the types and periods of restrictions imposed by the covenants in this Agreement are fair and reasonable to Director and such restrictions will not prevent Director from earning a livelihood.
(b)   Having acknowledged the foregoing, solely in the event that the Merger is consummated, Director covenants and agrees with CBAN as follows:
(i)   From and after the date hereof, Director shall maintain in strict confidence and shall not, directly or indirectly, disclose, use or permit the use of any Confidential Information or Trade Secrets for so long as such information remains Confidential Information or a Trade Secret, as applicable, for any purpose, except for any disclosure that is required by applicable Law. In the event that Director is required by Law to disclose any Confidential Information, Director will: (A) if and to the extent permitted by such Law, provide CBAN with prompt notice of such requirement prior to the disclosure so that CBAN may waive the requirements of this Agreement or seek an appropriate protective order at CBAN’s sole expense; however, Director will cooperate fully with CBAN in seeking such protective measures and (B) use commercially reasonable efforts to obtain assurances that any Confidential Information disclosed will be accorded confidential treatment. If, in the absence of a waiver or protective order, Director is nonetheless, in the opinion of his or her counsel, required to disclose Confidential Information, disclosure may be made only as to that portion of the Confidential Information that

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counsel advises Director is required to be disclosed, and Director shall use his or her reasonable best efforts to ensure that such disclosed Confidential Information is accorded confidential treatment.
(ii)   Except as expressly provided on Schedule I to this Agreement, for a period beginning on the date hereof and ending two (2) years after the Effective Time (the “Restricted Period”), Director will not (except on behalf of or with the prior written consent of CBAN), on Director’s own behalf or in the service or on behalf of others, solicit or attempt to solicit any customer of CBAN, Colony Bank, FSRL or First Reliance Bank (each a “Protected Party”), including actively sought prospective customers of First Reliance Bank as of the Effective Time, for the purpose of providing products or services that are Competitive (as hereinafter defined) with those offered or provided by any Protected Party. This restriction shall apply regardless of whether the customer relationship was established prior to or after the Effective Time.
(iii)   Except as expressly provided on Schedule I to this Agreement, during the Restricted Period, Director will not (except on behalf of or with the prior written consent of CBAN), either directly or indirectly, on Director’s own behalf or in the service or on behalf of others, act as a director, manager, officer or employee of any business which offers products or services that are Competitive and which has an office located within the Restricted Territory (as hereinafter defined).
(iv)   During the Restricted Period, Director will not, on Director’s own behalf or in the service or on behalf of others, solicit or recruit or attempt to solicit or recruit, directly or by assisting others, any employee of any Protected Party, whether or not such employee is a full-time employee or a temporary employee of such Protected Party, whether or not such employment is pursuant to a written agreement and whether or not such employment is for a determined period or is at will, to cease working for such Protected Party; provided that the foregoing will not prevent the placement of any general solicitation for employment not specifically directed towards employees of any Protected Party or hiring any such person as a result thereof.
(c)   For purposes of this Section 1, the following terms shall be defined as set forth below:
(i)   “Competitive,” with respect to particular products or services, means products or services that are the same as or similar to the products or services of any Protected Party.
(ii)   “Confidential Information” means data and information:
(A)   relating to the business of FSRL and its Subsidiaries, including First Reliance Bank, regardless of whether the data or information constitutes a Trade Secret;
(B)   disclosed to Director or of which Director became aware as a consequence of Director’s relationship with FSRL and/or First Reliance Bank;
(C)   having value to FSRL and/or First Reliance Bank and, as a result of the consummation of the transactions contemplated by the Merger Agreement, CBAN and/or Colony Bank; and
(D)   not generally known to competitors of FSRL or CBAN (including competitors to First Reliance Bank or Colony Bank).
Confidential Information shall include Trade Secrets, methods of operation, names of customers, price lists, financial information and projections, personnel data and similar information; provided, however, that the terms “Confidential Information” and “Trade Secrets” shall not mean data or information that (x) has been disclosed to the public, except where such public disclosure has been made by Director without authorization from FSRL or CBAN, (y) has been independently developed and disclosed by others, or (z) has otherwise entered the public domain through lawful means.
(iii)   “Restricted Territory” means each county in South Carolina where First Reliance Bank operates a banking office at the Effective Time and each county contiguous to each of such counties.
(iv)   “Trade Secret” means information, without regard to form, including technical or nontechnical data, a formula, a pattern, a compilation, a program, a device, a method, a technique, a

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drawing, a process, financial data, financial plans, product plans or a list of actual or potential customers or suppliers, that is not commonly known by or available to the public and which information:
(A)   derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use; and
(B)   is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.
(d)   Director acknowledges that irreparable loss and injury would result to CBAN upon the breach of any of the covenants contained in this Section 1 and that damages arising out of such breach would be difficult to ascertain. Director hereby agrees that, in addition to all other remedies provided at law or in equity, CBAN may petition and obtain from a court of law or equity, without the necessity of proving actual damages and without posting any bond or other security, both temporary and permanent injunctive relief to prevent a breach by Director of any covenant contained in this Section 1, and shall be entitled to an equitable accounting of all earnings, profits and other benefits arising out of any such breach. In the event that the provisions of this Section 1 should ever be determined to exceed the time, geographic or other limitations permitted by applicable Law, then such provisions shall be modified so as to be enforceable to the maximum extent permitted by Law. If such provision(s) cannot be modified to be enforceable, the provision(s) shall be severed from this Agreement to the extent unenforceable. The remaining provisions and any partially enforceable provisions shall remain in full force and effect.
Section 2.   Term and Termination.   This Agreement may be terminated at any time by the written consent of the parties hereto, and this Agreement shall be automatically terminated upon the earlier of (a) termination of the Merger Agreement prior to the consummation of the Merger or; (ii) two (2) years following the Effective Time. For the avoidance of doubt, the provisions of Section 1 shall only become operative upon the consummation of the Merger but, in such event, shall survive the consummation of the Merger until the earlier of (a) two (2) years after the Effective Time or (b) upon a Change in Control of CBAN. Upon termination of this Agreement, no party shall have any further obligations or liabilities hereunder, except that termination of this Agreement will not relieve a breaching party from liability for any breach of any provision of this Agreement occurring prior to the termination of this Agreement.
Section 3.   Notices.   All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed properly given if delivered (a) personally, (b) by registered or certified mail (return receipt requested), with adequate postage prepaid thereon, (c) by properly addressed electronic mail delivery (with confirmation of delivery receipt) or (d) by reputable courier service to such party at its address set forth below, or at such other address or addresses as such party may specify from time to time by notice in like manner to the parties hereto. All notices shall be deemed effective upon delivery.
If to CBAN:	Colony Bankcorp, Inc. 115 South Grant Street Fitzgerald, GA 31750 Attn: T. Heath Fountain, Chief Executive Officer E-mail: heath.fountain@colonybank.com
If to Director:	The address of Director’s principal residence as it appears in FSRL’s records as of the date hereof, as subsequently modified by Director’s provision of notice regarding the same to CBAN.
Section 4.   Governing Law; Jurisdiction.   This Agreement shall be governed by, and interpreted and enforced in accordance with, the internal, substantive laws of the State of Georgia, without regard for conflict of law provisions. Any civil action, counterclaim, proceeding or litigation arising out of or relating to this Agreement shall be brought in the courts of record of the State of Georgia in Ben Hill County or the United States District Court, Middle District of Georgia. Each party consents to the jurisdiction of such Georgia court in any such civil action, counterclaim, proceeding or litigation and waives any objection to the laying of venue of any such civil action, counterclaim, proceeding or litigation in such Georgia court. Service of any

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court paper may be effected on such party by mail, as provided in this letter, or in such other manner as may be provided under applicable Laws.
Section 5.   Modification and Waiver.   No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by Director and CBAN. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of dissimilar provisions or conditions at the same or any prior subsequent time.
Section 6.   Severability.   In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their commercially reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.
Section 7.   Counterparts.   This Agreement may be executed and delivered by facsimile or by electronic data file and in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Signatures delivered by facsimile or by electronic data file shall have the same effect as originals.
Section 8.   Entire Agreement.   This Agreement represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby, and this Agreement supersedes any and all other oral or written agreements heretofore made.
Section 9.   Construction; Interpretation.   Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The headings in this Agreement are for convenience only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any of its provisions.
[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.
COLONY BANKCORP, INC.
By: T. Heath Fountain Chief Executive Officer
DIRECTOR

Printed Name:
Signature Page — Director Non-Competition and Non-Disclosure Agreement

Schedule I
For avoidance of doubt, the parties acknowledge and agree that the restrictions set forth in Sections 1(b)(ii) and (iii) shall not apply to any of the following activities of Director:
1.   The provision of legal services by Director to any Person.
2.   The provision of private equity/venture capital financing by Director to any Person.
3.   The provision of accounting services by Director to any Person.
4.   The ownership of 5% or less of any class of securities of any Person.
5.   Obtaining banking-related services or products for entities owned or controlled by the Director.

EXHIBIT E
CLAIMS LETTER
June 24, 2026
Colony Bankcorp, Inc.
115 South Grant Street
Fitzgerald, GA 31750
Ladies and Gentlemen:
This letter is delivered pursuant to the Agreement and Plan of Merger, dated as of June 24, 2026 (the “Merger Agreement”), by and between Colony Bankcorp, Inc., a Georgia corporation (“CBAN”), and First Reliance Bancshares, Inc., a South Carolina corporation (“FSRL”).
Concerning any claims which the undersigned may have against FSRL or any of its subsidiaries, including First Reliance Bank (each, a “FSRL Entity”), in his or her capacity as an officer, director or employee of any FSRL Entity, and in consideration of the promises and the mutual covenants contained herein and in the Merger Agreement and the mutual benefits to be derived hereunder and thereunder, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the undersigned, intending to be legally bound, hereby agrees as follows:
Section 1.   Definitions.   Unless otherwise defined in this letter, capitalized terms used in this letter have the meanings given to them in the Merger Agreement.
Section 2.   Release of Certain Claims.
(a)   The undersigned hereby releases and forever discharges, effective upon the consummation of the Merger pursuant to the Merger Agreement, each FSRL Entity, and each of their respective directors and officers (in their capacities as such), and their respective successors and assigns, and each of them (hereinafter, individually and collectively, the “Released Parties”) of and from any and all liabilities, claims, demands, debts, accounts, covenants, agreements, obligations, costs, expenses, actions or causes of action of every nature, character or description (collectively, “Claims”), which the undersigned, solely in his or her capacity as an officer, director or employee of any FSRL Entity has or claims to have, or previously had or claimed to have, in each case as of the Effective Time, against any of the Released Parties, whether or not in law, equity or otherwise, based in whole or in part on any facts, conduct, activities, transactions, events or occurrences known or unknown, matured or unmatured, contingent or otherwise (individually a “Released Claim,” and collectively, the “Released Claims”), except for (i) compensation for services that have accrued but have not yet been paid in the ordinary course of business consistent with past practice, including without limitation any accrued but unpaid salary, wages, bonuses (whether annual, signing, retention, or transaction-related), deferred compensation, retirement benefits, 401(k) or other retirement plan contributions or matching, pension benefits, health or welfare benefits, paid time off, or expense reimbursements which have been disclosed in writing to CBAN on or prior to the date of the Merger Agreement, or other contract rights relating to severance, employment, stock options and restricted stock grants which have been disclosed in writing to CBAN on or prior to the date of the Merger Agreement, and (ii) the items listed in Section 2(b) below.
(b)   For avoidance of doubt, the parties acknowledge and agree that the Released Claims do not include any of the following:
(i)   any Claims that the undersigned may have in any capacity other than as an officer, director or employee of any FSRL Entity, including, but not limited to, (A) Claims as a borrower under written loan commitments and agreements between the undersigned and First Reliance Bank, (B) Claims as a depositor under any deposit account with First Reliance Bank, (C) Claims as the holder of any Certificate of Deposit issued by First Reliance Bank, (D) Claims on account of any services rendered by the undersigned in a capacity other than as an officer, director or employee of any FSRL Entity, (E) Claims in his or her capacity as a shareholder of FSRL and (F) Claims as a holder of any check issued by any other depositor of First Reliance Bank;

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(ii)   the Claims excluded in Section 2(a)(i) above;
(iii)   any Claims that the undersigned may have under the Merger Agreement; or
(iv)   any right to indemnification that the undersigned may have under the articles of incorporation or bylaws of any FSRL Entity, under Georgia or South Carolina law or the Merger Agreement.
Section 3.   Forbearance.   The undersigned shall forever refrain and forebear from commencing, instituting or prosecuting any lawsuit, action, claim or proceeding before or in any court, regulatory, governmental, arbitral or other authority to collect or enforce any Released Claims which are released and discharged hereby.
Section 4.   Miscellaneous.
(a)   This letter shall be governed by, and interpreted and enforced in accordance with, the internal, substantive laws of the State of Georgia, without regard for conflict of law provisions.
(b)   This letter contains the entire agreement between the parties with respect to the Released Claims released hereby, and the release of Claims contained in this letter supersedes all prior agreements, arrangements or understandings (written or otherwise) with respect to such Released Claims, and no representation or warranty, oral or written, express or implied, has been made by or relied upon by any party hereto, except as expressly contained herein or in the Merger Agreement.
(c)   This letter shall be binding upon and inure to the benefit of the undersigned and the Released Parties and their respective heirs, legal representatives, successors and assigns.
(d)   This letter may not be modified, amended or rescinded except by the written agreement of the undersigned and the Released Parties, it being the express understanding of the undersigned and the Released Parties that no term hereof may be waived by the action, inaction or course of delaying by or between the undersigned or the Released Parties, except in strict accordance with this paragraph, and further that the waiver of any breach of the terms of this letter shall not constitute or be construed as the waiver of any other breach of the terms hereof.
(e)   The undersigned represents, warrants and covenants that the undersigned is fully aware of the undersigned’s rights to discuss any and all aspects of this matter with any attorney chosen by him or her, and that the undersigned has carefully read and fully understands all the provisions of this letter, and that the undersigned is voluntarily entering into this letter.
(f)   This letter shall become effective upon the consummation of the Merger, and its operation to extinguish all of the Released Claims released hereby is not dependent on or affected by the performance or non-performance of any future act by the undersigned or the Released Parties. If the Merger Agreement is terminated for any reason, this letter shall be of no force or effect.
(g)   If any civil action, arbitration or other legal proceeding is brought for the enforcement of this letter, or because of an alleged dispute, breach, default or misrepresentation in connection with any provision of this letter, the successful or prevailing party or parties shall be entitled to recover reasonable attorneys’ fees, court costs, sales and use taxes and all reasonable expenses even if not taxable as court costs (including, without limitation, all such fees, taxes, costs and expenses incident to arbitration, appellate, bankruptcy and post-judgment proceedings), incurred in that proceeding, in addition to any other relief to which such party or parties may be entitled. Attorneys’ fees shall include, without limitation, paralegal fees, investigative fees, administrative costs, sales and use taxes and all other reasonable charges billed by the attorney to the prevailing party (including any fees and costs associated with collecting such amounts).
(h)   Each party acknowledges and agrees that any controversy which may arise under this letter is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this letter, or the transactions contemplated by this letter. Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each party understands and has considered the implications of this waiver, (iii) each party

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makes this waiver voluntarily and (iv) each party has been induced to enter into this letter by, among other things, the mutual waivers and certifications in this Section.
(i)   Any civil action, counterclaim, proceeding or litigation arising out of or relating to this letter shall be brought in the courts of record of the State of Georgia in Ben Hill County or the United States District Court, Middle District of Georgia. Each party consents to the jurisdiction of such Georgia court in any such civil action, counterclaim, proceeding or litigation and waives any objection to the laying of venue of any such civil action, counterclaim, proceeding or litigation in such Georgia court. Service of any court paper may be effected on such party by mail, as provided in this letter, or in such other manner as may be provided under applicable laws, rules of procedure or local rules.
[SIGNATURE PAGES FOLLOW]

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Sincerely,

Signature of Director

Printed Name of Director
[Signature Page — Claims Letter]

On behalf of Colony Bankcorp, Inc., I hereby acknowledge receipt of this letter as of this 24th day of June 2026.
COLONY BANKCORP, INC.
By: T. Heath Fountain Chief Executive Officer
[Signature Page — Claims Letter]

ANNEX B
June 23, 2026
Board of Directors
First Reliance Bancshares, Inc.
2170 West Palmetto Street
Florence, South Carolina 29501
Dear Board of Directors:
Hovde Group, LLC (“we” or “Hovde”) understands that Colony Bankcorp, Inc., a Georgia corporation (“CBAN”), and First Reliance Bancshares, Inc., a South Carolina corporation (“ FSRL” and, together with CBAN, the “Parties” and each a “Party”) are about to enter into an Agreement and Plan of Merger (the “Agreement”) dated as of June 24, 2026. Subject to the terms and conditions of the Agreement, at the Effective Time, FSRL shall merge with and into CBAN (the “Merger”), with CBAN continuing as the surviving company in the Merger, and upon the consummation of the Merger, the separate corporate existence of FSRL shall cease. Immediately following the Effective Time, First Reliance Bank, a South Carolina state-chartered bank and a direct wholly-owned subsidiary of FSRL (“First Reliance Bank”), shall be merged (the “Bank Merger”) with and into Colony Bank, a Georgia state-chartered bank and a direct wholly-owned subsidiary of CBAN, in accordance with the provisions of applicable federal and state banking laws and regulations, and Colony Bank shall be the surviving bank. The parties intend that the Merger and the Bank Merger shall each qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that the Agreement shall constitute a “plan of reorganization” as that term is used in Sections 354 and 361 of the Code for each of the Merger and the Bank Merger.
Capitalized terms used herein that are not otherwise defined shall have the same meanings attributed to them in the Agreement, and all Article and Section references shall refer to Articles or Sections in the Agreement. For purposes of our analysis and opinion, the Agreement as used herein shall refer to the draft of the Agreement and Plan of Merger labeled “A&B Draft 06/17/2026” provided to Hovde by FSRL’s legal counsel on June 19, 2026.
Subject to the allocation provisions of Article II, each share of FSRL Stock (excluding Dissenting Shares and FSRL Cancelled Shares but including FSRL Preferred Stock) issued and outstanding at the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive either: (i) a cash payment, without interest, in an amount equal to $19.75 (the “Per Share Cash Consideration”); or (ii) 0.94 (subject to adjustment as provided in Section 7.01(i)) (the “Exchange Ratio”) shares of CBAN Common Stock (the “Per Share Stock Consideration”). As defined in the Agreement, “Merger Consideration” means the aggregate Per Share Merger Consideration payable to Holders of FSRL Stock, and the Per Share Merger Consideration means the Per Share Cash Consideration or the Per Share Stock Consideration, as applicable. Holders of FSRL Stock may elect to receive either shares of CBAN Common Stock or cash in exchange for their shares of FSRL Stock, provided that the aggregate number of shares of FSRL Stock to receive the Per Share Stock Consideration shall not exceed eighty percent (80%) of the shares of FSRL Stock outstanding immediately prior to the Effective Time (the “Stock Conversion Maximum”); provided, however, the Stock Conversion Maximum is subject to adjustment as set forth in Section 7.01((i) described herein below. Notwithstanding the foregoing, the Merger shall not be consummated unless at least fifty percent (50%) of the Merger Consideration shall be in the form of CBAN Common Stock. Additionally, allocation among Holders of FSRL Stock of rights to receive the Per Share Cash Consideration and/or the Per Share Stock Consideration may be effected by the Exchange Agent as set forth in Section 2.02(b) of the Agreement. No fractional shares of CBAN Common will be issued in the Merger, and CBAN will pay each Holder entitled to receive a fractional share of CBAN Common Stock (rounded to the nearest one hundredth of a share) an amount of cash (without interest and rounded to the nearest whole cent) determined by multiplying the fractional share interest in CBAN Common Stock by the Average Closing Price.
Immediately prior to, but contingent upon, the Effective Time, each then-outstanding restricted stock unit award granted under any FSRL Stock Plan (a “FSRL RSU”), other than the Rollover RSUs, shall become fully vested and shall be, as of immediately prior to the Effective Time, cancelled and converted into the right to receive, at the election of the holder and subject to the allocation procedures set forth in Section 2.02(b), the Per Share Cash Consideration or the Per Share Stock Consideration, less the amount of any required withholding Tax. Immediately prior to the Effective Time, each share of restricted FSRL Common Stock (a “FSRL RSA”) that is outstanding immediately prior to the Effective Time shall become fully vested and shall be converted automatically into and represent the right to receive, at the election of the Holder (subject to the allocation procedures set forth in Section 2.02(b)), the Per Share Cash Consideration or the Per Share Stock Consideration, less the amount of any required withholding Tax. Additionally, at the Effective Time, each option to purchase FSRL Common Stock (a “FSRL Option”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall be cancelled and the holder shall be entitled to receive from FSRL immediately prior to the Effective Time an amount in cash, without interest, equal to the product of (i) the total number of shares of FSRL Common Stock subject to such FSRL Option times (ii) the excess, if any, of the Per Share Cash Consideration over the exercise price per share of FSRL Common Stock under such FSRL Option, less applicable Taxes.
As set forth in Section 7.01(i), at any time on or after the fifth (5th) Business Day immediately prior to the date on which the Effective Time is to occur (the “Determination Date”) and prior to the Effective Time, FSRL may give written notice of termination to CBAN if both of the following conditions are satisfied: (i) the quotient obtained by dividing the Average Closing Price by the Starting CBAN Stock Price (the “CBAN Ratio”) shall be less than 0.80; and (ii) the CBAN Ratio shall be less than the number obtained by dividing the Final Index Price by the Starting Index Price (the “Index Ratio”) and subtracting 0.20 from such quotient. Following delivery of FSRL’s written notice of termination, the Agreement shall terminate upon the fifth (5th) Business Day following the Determination Date (the “Termination Date”); provided, however, that during the five (5) Business Day period commencing with the receipt of such termination notice, CBAN shall have the option (but not the obligation) to offer to increase the stock consideration to be received by the holders of FSRL Common Stock through an adjustment to the Exchange Ratio such that the stock consideration portion of the Merger Consideration equals or exceeds the Minimum Stock Consideration Amount. If CBAN makes this election to increase the Exchange Ratio, n o termination shall have occurred, and the Agreement shall remain in effect in accordance with its terms except the Exchange Ratio, and the Per Share Stock Consideration, shall have been so modified, and the Stock Conversion Maximum shall be adjusted proportionately.
With your knowledge and consent and for purposes of our analysis and opinion, we have assumed that pursuant to the terms of the Agreement based on (i) the CBAN 20-Day Average Closing Price of $20.26 as of June 22, 2026, the Exchange Ratio of 0.94, and 80% of FSRL eligible outstanding shares (i.e., 6,615,111 shares) electing the Per Share Stock Consideration, the aggregate value of the Per Share Stock Consideration is $125,980,824; and (ii) 20% of FSRL shares (i.e., 1,653,778 shares) electing the Per Share Cash Consideration, the aggregate value of the Per Share Cash Consideration is $32,662,112; and therefore (iii) the total merger value for the FSRL shares is $158,642,935 (the sum of the aggregate value of the Per Share Stock Consideration and the Per Share Cash Consideration). Additionally, we have assumed that based on there being 100,000 FSRL Options outstanding with a weighted average exercise price of $7.27, the excess of the Per Share Cash Consideration over the exercise price of the FSRL Options is $12.48 which results in the total value of the FSRL Option payment being $1,248,000. Therefore, for purposes of our analysis and opinion, we have assumed that the total merger value is the sum of the total Merger Consideration of $158,642,935 and the total value of the FSRL Option payment of $1,248,000 or $159,890,935.
With your knowledge consent and for purposes of our analysis and opinion, we have assumed that (i) there is no termination of the Agreement pursuant to the provisions of Article VII including there being no adjustment to the Exchange Ratio, (ii) all of the closing conditions set forth in Article VI of the Agreement are satisfied, and (iii) the Merger will proceed and be consummated in accordance with the terms of the Agreement.

You have requested our opinion, subject to the foregoing review and to the terms, conditions, and qualifications set forth herein and to the assumptions, qualifications, and limitations contained in the Agreement, that as of the date of such opinion the total merger value is fair, from a financial point of view, to the holders of shares of FSRL Stock. Hovde’s opinion does not address the fairness of the amount or nature of any compensation or other consideration to any of FSRL’s officers, directors or employees or any class of such persons, if any, to be received in the Merger.
During the course of our engagement and for the purposes of the opinion set forth herein, we have:
(i)
reviewed the draft of the Agreement labeled “A&B Draft 06/17/2026” provided to Hovde by FSRL’s legal counsel on June 19, 2026;

(ii)
reviewed audited financial statements for FSRL for the twelve month periods ended December 31, 2023, December 31, 2024 and December 31, 2025, the unaudited financial statements of FSRL for the three months ended March 31, 2026, and certain unaudited financial statements of FSRL for the year-to-date period ended April 30, 2026;

(iii)
reviewed audited financial statements for CBAN for the twelve month periods ended December 31, 2023, December 31, 2024 and December 31, 2025, the unaudited financial statements of CBAN for the three months ended March 31, 2026, and certain unaudited financial statements of CBAN for the year-to-date period ended April 30, 2026;

(iv)
reviewed certain historical publicly available business and financial information concerning FSRL;

(v)
reviewed certain internal financial statements and other financial and operating data concerning FSRL;

(vi)
reviewed financial projections prepared in consultation with and approved by certain members of the senior management of FSRL;

(vii)
discussed with certain members of senior management of FSRL and CBAN the business, financial condition, results of operations and future prospects of FSRL and CBAN, the history and past and current operations of FSRL and CBAN, and FSRL’s assessment of the rationale for the Merger;

(viii)
assessed current general economic, market and financial conditions;

(ix)
reviewed the terms of recent merger, acquisition and control investment transactions, to the extent publicly available, involving financial institutions and financial institution holding companies that we considered relevant;

(x)
considered our experience in other similar transactions and securities valuations as well as our knowledge of the banking and financial services industry; and

(xi)
performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed, without investigation, that there have been, and from the date hereof through the Closing there will be, no material changes in the financial condition and results of operations of CBAN or FSRL since the date of the latest financial information described above. We have further assumed, without independent verification, that the representations and financial and other information included in the Agreement and all other related documents and instruments that are referred to therein or otherwise provided to us by FSRL and CBAN are true and complete. We have relied upon the management of FSRL as to the reasonableness and achievability of the financial forecasts, projections and other forward-looking information provided to Hovde by FSRL, and we assumed such forecasts, projections and other forward-looking information have been reasonably prepared by FSRL on a basis reflecting the best currently available information and FSRL’s judgments and estimates. We have assumed that such forecasts, projections and other forward-looking information would be realized in the amounts and at the times contemplated thereby, and we do not assume any responsibility for the accuracy or reasonableness thereof. We have been authorized by FSRL to rely upon such forecasts, projections and other information and data, and we express no view as to any such forecasts, projections or other forward-looking information or data, or the bases or assumptions on which they were prepared.
In performing our review, we have assumed and relied upon the accuracy and completeness of all the financial and other information that was available to us from public sources that was provided to us by FSRL or their respective representatives or that was otherwise reviewed by us for purposes of rendering this opinion. We have further relied on the assurance of the management of FSRL that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to undertake, and have not undertaken, an independent verification of any of such information, and we do not assume any responsibility or liability for the accuracy or completeness thereof. We have assumed that each party to the Agreement would advise us promptly if any information previously provided to us became inaccurate or was required to be updated during the period of our review.
We are not experts in the evaluation of loan and lease portfolios for the purpose of assessing the adequacy of the allowances for losses with respect thereto. We have assumed that such allowances for FSRL are, in the aggregate, adequate to cover such losses. We were not requested to make, and have not made, an independent evaluation, physical inspection or appraisal of the assets, properties, facilities, or liabilities (contingent or otherwise) of FSRL, the collateral securing any such assets or liabilities, or the collectability of any such assets or liabilities, and we were not furnished with any such evaluations or appraisals, nor did we review any loan or credit files of FSRL.
We have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which CBAN or FSRL is a party or may be subject, and our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed, with your consent, that neither CBAN nor FSRL is committed to any material transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Merger contemplated by the Agreement.
We have relied upon and assumed, with your consent and without independent verification, that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement, without any waiver of material terms or conditions by CBAN or FSRL or any other party to the Agreement and that the final Agreement will not differ materially from the draft of the Agreement we reviewed. We have assumed that the Merger will be consummated in compliance with all applicable laws and regulations. FSRL has advised us that they are not aware of any factors that would impede any necessary regulatory or governmental approval of the Merger. We have assumed that the necessary regulatory and governmental approvals as granted will not be subject to any conditions that would be unduly burdensome on CBAN or FSRL or would have a material adverse effect on the contemplated benefits of the Merger.
Our opinion does not consider, include or address: (i) the legal, tax, accounting, or regulatory consequences of the Merger on FSRL or its shareholders; or (ii) any advice or opinions provided by any other advisor to the Board of Directors of FSRL; or (iii) any other strategic alternatives that might be available to FSRL.
Our opinion does not constitute a recommendation to FSRL as to whether or not FSRL should enter into the Agreement or to any shareholders of FSRL Common Stock as to how such shareholders should vote at any meetings of shareholders called to consider and vote upon the Merger. Our opinion does not address the underlying business decision by either FSRL or CBAN to proceed with the Merger or the fairness of the amount or nature of the compensation, if any, to be received by any of the officers, directors or employees of FSRL relative to the total merger value to be paid with respect to the Merger. Our opinion should not be construed as implying that the total merger value is necessarily the highest or best form of financial compensation that could be obtained in a merger or combination transaction of FSRL with CBAN or any other financial institution. Other than as specifically set forth herein, we are not expressing any opinion with respect to the terms and provisions of the Agreement or the enforceability of any such terms or provisions. Our opinion is not a solvency opinion and does not in any way address the solvency or financial condition of CBAN or FSRL.
This opinion was approved by Hovde’s fairness opinion committee. This letter is directed solely to the Board of Directors of FSRL and is not to be used for any other purpose or quoted or referred to, in whole or in part, in any registration statement, information statement, prospectus, proxy statement, or any other document, except in each case in accordance with our prior written consent; provided, however, we hereby consent to the inclusion and reference to this letter in any registration statement, proxy statement or information statement to be delivered to the holders of shares of FSRL Common Shares in connection with the Merger if, and only if, (i) this letter is quoted in full or attached as an exhibit to such document, (ii) this letter has not been withdrawn prior to the date of such document, and (iii) any description of or reference to Hovde or the analyses performed by Hovde or any summary of this opinion in such document is in a form acceptable to Hovde and its counsel in the exercise of their reasonable judgment.
Our opinion is based solely upon the information available to us and described above, and the economic, market and other circumstances as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or to otherwise comment upon events occurring or information that becomes available after the date hereof.
In arriving at this opinion, Hovde did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Hovde believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.
Hovde, as part of its investment banking business, regularly performs valuations of businesses and their securities in connection with mergers and acquisitions and other corporate transactions. Pursuant to our engagement agreement with FSRL, we will receive from FSRL an opinion fee that is contingent upon the issuance of this opinion letter and a completion fee less the opinion fee that is contingent upon the consummation of the Merger. The Company has also agreed to indemnify us and our affiliates for certain liabilities that may arise out of our engagement.
In the past two years preceding the date of this opinion, Hovde has provided investment banking and/or financial advisory services for which it received a fee from CBAN in the acquisition by CBAN of TC Bancshares, Inc. in December 2025 and from FSRL in FSRL’s sale of its North Carolina branches in May 2025. We or our affiliates may presently or in the future seek or receive compensation from CBAN in connection with future transactions, or in connection with potential advisory services and corporate transactions. In the ordinary course of our business as a broker/dealer, we may from time to time purchase securities from, and sell securities to, CBAN or FSRL or their affiliates, and as a market maker in securities, Hovde may from time to time have a long or short position in, and buy or sell, debt or equity securities of CBAN for Hovde’s own accounts and for the accounts of Hovde’s customers. Except for the foregoing, during the past two years there have not been and there currently are no mutual agreements regarding any future material transactions between Hovde and either CBAN or FSRL.
We are of the opinion, subject to the foregoing review and to the terms, conditions, and qualifications set forth herein and to the assumptions, qualifications, and limitations contained in the Agreement, that as that as of the date of this opinion the total merger value is fair, from a financial point of view, to the holders of shares of FSRL Stock.
Sincerely,
HOVDE GROUP, LLC

ANNEX C
June 23, 2026
The Board of Directors
Colony Bankcorp, Inc.
115 South Grant Street
Fitzgerald, Georgia 31750
Members of the Board:
You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to Colony Bankcorp, Inc. (“Colony”) of the Aggregate Merger Consideration (as defined below) in the proposed merger of First Reliance Bancshares, Inc. (“First Reliance”) with and into Colony (the “Merger”) pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and between Colony and First Reliance. Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, at the Effective Time (as defined in the Agreement), automatically by virtue of the Merger and without any action on the part of Colony, First Reliance or any shareholder of First Reliance, each share of the capital stock of First Reliance (collectively, including the common stock, $0.01 par value per share, and the series D preferred stock, no par value, of First Reliance, “First Reliance Stock”) (excluding Dissenting Shares and FSRL Cancelled Shares (each as defined in the Agreement)) issued and outstanding immediately at the Effective Time shall be converted into the right to receive, at the election of the holder thereof (subject to proration and allocation as set forth in the Agreement, as to which we express no opinion), either (i) a cash payment in an amount equal to $19.75 (the “Cash Consideration”) or (ii) 0.94 of a share of the common stock, $1.00 par value per share, of Colony (“Colony Common Stock,” and such fraction of a share of Colony Common Stock, the “Stock Consideration”); provided that the aggregate number of shares of First Reliance Stock to receive the Stock Consideration shall not exceed 80% of the shares of First Reliance Stock outstanding immediately prior to the Effective Time. The aggregate Stock Consideration and the aggregate Cash Consideration, taken together, are referred to herein as the “Aggregate Merger Consideration.” The terms and conditions of the Merger are more fully set forth in the Agreement.
The Agreement further provides that, immediately following the Effective Time, First Reliance Bank, a wholly-owned subsidiary of First Reliance, will be merged with and into Colony Bank, a wholly-owned subsidiary of Colony, pursuant to a separate merger agreement (such transaction, the “Bank Merger”).
KBW has acted as financial advisor to Colony and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. We and our affiliates, in the ordinary course of our and their broker-dealer businesses, may from time to time purchase securities from, and sell securities to, Colony and First Reliance. In addition, as market makers in securities, we and our affiliates may from time to time have a long or short position in, and buy or sell debt or equity securities of, Colony or First Reliance for our and their own accounts and for the accounts of our and their respective customers and clients. We have acted exclusively for the board of directors of Colony (the “Board”) in rendering this opinion and will receive a fee from Colony for our services. A portion of our fee is payable upon the rendering of this opinion, and a significant portion is contingent upon the successful completion of the Merger. In addition, Colony has agreed to indemnify us for certain liabilities arising out of our engagement.
Keefe, Bruyette & Woods, Inc., A Stifel Company • 787 Seventh Avenue • New York, New York 10019
212-887-7777 • www.kbw.com

Other than in connection with the present engagement, in the past two years KBW has not provided investment banking or financial advisory services to Colony. In the past two years, KBW has not provided investment banking or financial advisory services to First Reliance. We may in the future provide investment banking and financial advisory services to Colony or First Reliance and receive compensation for such services.
In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Colony and First Reliance and bearing upon the Merger, including among other things, the following: (i) a draft of the Agreement dated June 19, 2026 (the most recent draft made available to us); (ii) the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2025 of Colony; (iii) the unaudited quarterly financial statements and Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 of Colony; (iv) the audited financial statements for the three fiscal years ended December 31, 2025 of First Reliance; (v) the unaudited quarterly financial statements for the quarter ended March 31, 2026 of First Reliance; (vi) certain regulatory filings of Colony and First Reliance and their respective subsidiaries, including, as applicable, the quarterly reports on Form FR Y-9C in the case of Colony, or semi-annual reports on Form FR Y-9SP in the case of First Reliance, and the quarterly call reports required to be filed (as the case may be) with respect to each quarter during the three-year period ended December 31, 2025 as well as the quarter ended March 31, 2026 for both Colony and First Reliance; (vii) certain other interim reports and other communications of Colony and First Reliance to their respective shareholders; and (viii) other financial information concerning the respective businesses and operations of Colony and First Reliance that were furnished to us by Colony and First Reliance or that we were otherwise directed to use for purposes of our analysis. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of Colony and First Reliance; (ii) the assets and liabilities of Colony and First Reliance; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial and stock market information of Colony and First Reliance with similar information for certain other companies, the securities of which are publicly traded; (v) publicly available consensus “street estimates” of Colony and First Reliance, as well as assumed Colony and First Reliance long-term growth rates provided to us by Colony management, all of which information was discussed with us by Colony management and used and relied upon by us at the direction of such management and with the consent of the Board; and (vi) estimates regarding certain pro forma financial effects of the Merger on Colony (including without limitation the cost savings expected to result or be derived from the Merger) that were prepared by Colony management, provided to and discussed with us by such management, and used and relied upon by us at the direction of such management and with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also participated in discussions held with the respective managements of Colony and First Reliance regarding the past and current business operations, regulatory relations, financial condition and future prospects of Colony and First Reliance and such other matters as we have deemed relevant to our inquiry.
In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or discussed with us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon Colony management as to the reasonableness and achievability of the publicly available consensus “street estimates” of Colony and First Reliance, the assumed Colony and First Reliance long-term growth rates, and the estimates regarding certain pro forma financial effects of the Merger on Colony (including, without limitation, the cost savings expected to result or be derived from the Merger), all as referred to above (and the assumptions and bases for all such information), and we have assumed that all such information has been reasonably prepared and represents, or in the case of the publicly available Colony and First Reliance “street estimates” referred to above that such estimates are consistent with, the best currently available estimates and judgments of Colony management and that the forecasts, projections and estimates reflected in such information will be realized in the amounts and in the time periods currently estimated.

It is understood that the portion of the foregoing financial information of Colony and First Reliance that was provided to us was not prepared with the expectation of public disclosure and that all of the foregoing financial information, including the publicly available consensus “street estimates” of Colony and First Reliance referred to above, is based on numerous variables and assumptions that are inherently uncertain and, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the management of Colony and with the consent of the Board, that all such information provides a reasonable basis upon which we can form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.
We also have assumed that there have been no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Colony or First Reliance since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for credit losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for credit losses for each of Colony and First Reliance are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Colony or First Reliance, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of Colony or First Reliance under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. We have made note of the classification by each of Colony and First Reliance of its loans and owned securities as either held to maturity or held for investment, on the one hand, or held for sale or available for sale, on the other hand, and have also reviewed reported fair value marks-to-market and other reported valuation information, if any, relating to such loans or owned securities contained in the respective financial statements of Colony and First Reliance, but we express no view as to any such matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as our view of the actual value of any companies or assets.
We have assumed, in all respects material to our analyses, the following: (i) that the Merger and any related transactions (including, without limitation, the Bank Merger) will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the draft reviewed by us and referred to above), with no adjustments to the Aggregate Merger Consideration (including the stock or cash components thereof) and with no other consideration or payments in respect of First Reliance Stock; (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement or any of the related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Merger or any related transactions and that all conditions to the completion of the Merger and any related transactions will be satisfied without any waivers or modifications to the Agreement or any of the related documents; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of Colony, First Reliance or the pro forma entity, or the contemplated benefits of the Merger, including without limitation the cost savings expected to result or be derived from the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by representatives of Colony that Colony has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Colony, First Reliance, the Merger and any related transaction, and the Agreement. KBW has not provided advice with respect to any such matters.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Aggregate Merger Consideration in the Merger to Colony. We express no view or opinion as to any other terms or aspects of the Merger or any term or aspect of any related transaction (including the Bank Merger), including without limitation, the form or structure of the Merger (including the form of Aggregate Merger Consideration or the allocation thereof between stock and cash) or any such related transaction, any consequences of the Merger or any such related transaction to Colony, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, non-compete, consulting, voting, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger, any such related transaction, or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. There is currently significant volatility in the stock and other financial markets arising from global tensions and political division, economic uncertainty, recently announced actual or threatened imposition of tariff increases, inflation, and prolonged higher interest rates. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of Colony to engage in the Merger or enter into the Agreement, (ii) the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Colony or the Board, (iii) any business, operational or other plans with respect to First Reliance or the pro forma entity that may be currently contemplated by Colony or the Board or that may be implemented by Colony or the Board subsequent to the closing of the Merger, (iv) the fairness of the amount or nature of any compensation to any of Colony’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of Colony Common Stock or relative to the Aggregate Merger Consideration, (v) the effect of the Merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Colony, First Reliance or any other party to any transaction contemplated by the Agreement, (vi) any adjustment (as provided in the Agreement) to the Stock Consideration assumed to be paid in the Merger for purposes of our opinion, (vii) whether Colony has sufficient cash, available lines of credit or other sources of funds to enable it to pay the aggregate Cash Consideration at the closing of the Merger, (viii) any election by holders of First Reliance Stock to receive the Cash Consideration or the Stock Consideration, or the actual allocation of the Cash Consideration and the Stock Consideration among such holders (including, without limitation, any reallocation thereof as a result of proration pursuant to the Agreement), or the relative fairness of the Cash Consideration and the Stock Consideration, (ix) the actual value of Colony Common Stock to be issued in connection with the Merger, (x) the prices, trading range or volume at which Colony Common Stock or First Reliance Stock will trade following the public announcement of the Merger or the prices, trading range or volume at which Colony Common Stock will trade following the consummation of the Merger, (xi) any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Agreement, or (xii) any legal, regulatory, accounting, tax or similar matters relating to Colony, First Reliance, any of their respective shareholders, or relating to or arising out of or as a consequence of the Merger or any related transaction (including the Bank Merger), including whether First Reliance is not and has not been a United States real property holding corporation or whether or not the Merger and the Bank Merger will each qualify as a tax-free reorganization for United States federal income tax purposes.
This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. This opinion does not constitute a recommendation to the Board as to how it should vote on the Merger or to any holder of Colony Common Stock or any shareholder of any other entity as to how to vote or act in connection with the Merger or any other matter (including, with respect to holders of First Reliance Stock, what election any such shareholder should make with respect to the Cash Consideration or the Stock Consideration), nor does it constitute a recommendation as to whether or not any such shareholder should enter into a voting, shareholders’, affiliates’ or other agreement with respect to the Merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.
This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Aggregate Merger Consideration in the Merger is fair, from a financial point of view, to Colony.
Very truly yours,
Keefe, Bruyette & Woods, Inc.

Annex D
CHAPTER 13 OF THE SOUTH CAROLINA BUSINESS CORPORATION CODE
(SOUTH CAROLINA DISSENTERS’ RIGHTS STATUTE)
Title 33 — CORPORATIONS, PARTNERSHIPS AND ASSOCIATIONS
CHAPTER 13
Dissenters’ Rights
ARTICLE 1
Right to Dissent and Obtain Payment for Shares
33-13-101.
Definitions.

In this chapter:
1.
“Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

2.
“Dissenter” means a shareholder who is entitled to dissent from corporate action under Section 33-13-102 and who exercises that right when and in the manner required by Sections 33-13-200 through 33-13-280.

3.
“Fair value”, with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. The value of the shares is to be determined by techniques that are accepted generally in the financial community.

4.
“Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

5.
“Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

6.
“Beneficial shareholder” means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

7.
“Shareholder” means the record shareholder or the beneficial shareholder.

33-13-102.
Right to dissent.

(a)   A shareholder is entitled to dissent from, and obtain payment of the fair value of, his shares in the event of any of the following corporate actions:
(1)   consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by Section 33-11-103 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under Section 33-11-104 or 33-11-108 or if the corporation is a parent that is merged with its subsidiary under Section 33-11-108;
(2)   consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares are to be acquired, if the shareholder is entitled to vote on the plan;
(3)   consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale must be distributed to the shareholders within one year after the date of sale;
(4)   an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter’s shares because it:
(i)   alters or abolishes a preferential right of the shares;
(ii)   creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;
(iii)   alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;
(iv)   excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or
(v)   reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Section 33-6-104; or
(5)   any corporate action to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares;
(6)   the conversion of a corporation into a limited liability company pursuant to Section 33-11-111 or conversion of a corporation into either a general partnership or limited partnership pursuant to Section 33-11-113;
(7)   the consummation of a plan of conversion to a limited liability company pursuant to Section 33-11-111 or to a partnership or limited partnership pursuant to Section 33-11-113.
(b)   Notwithstanding subsection (A), no dissenters’ rights under this section are available for shares of any class or series of shares which, at the record date fixed to determine shareholders entitled to receive notice of a vote at the meeting of shareholders to act upon the agreement of merger or exchange, were either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.
33-13-103.
Dissent by nominees and beneficial owners.

(a)   A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares to which he dissents and his other shares were registered in the names of different shareholders.
(b)   A beneficial shareholder may assert dissenters’ rights as to shares held on his behalf only if he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote. A beneficial shareholder asserting dissenters’ rights to shares held on his behalf shall notify the corporation in writing of the name and address of the record shareholder of the shares, if known to him.
ARTICLE 2
Procedure for Exercise of Dissenters’ Rights
33-13-200.
Notice of dissenters’ rights.

(a)   If proposed corporate action creating dissenters’ rights under Section 33-13-102 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

(b)   If corporate action creating dissenters’ rights under Section 33-13-102 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in Section 33-13-220.
33-13-210.
Notice of intent to demand payment.

(a)   If proposed corporate action creating dissenters’ rights under Section 33-13-102 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights (1) must give to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (2) must not vote his shares in favor of the proposed action. A vote in favor of the proposed action cast by the holder of a proxy solicited by the corporation shall not disqualify a shareholder from demanding payment for his shares under this chapter.
(b)   A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this chapter.
33-13-220.
Dissenters’ notice.

(a)   If proposed corporate action creating dissenters’ rights under Section 33-13-102 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of Section 33-13-210(a).
(b)   The dissenters’ notice must be delivered no later than ten days after the corporate action was taken and must:
(1)   state where the payment demand must be sent and where certificates for certificated shares must be deposited;
(2)   inform holders of uncertificated shares to what extent transfer of the shares is to be restricted after the payment demand is received;
(3)   supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not he or, if he is a nominee asserting dissenters’ rights on behalf of a beneficial shareholder, the beneficial shareholder acquired beneficial ownership of the shares before that date;
(4)   set a date by which the corporation must receive the payment demand, which may not be fewer than thirty nor more than sixty days after the date the subsection (a) notice is delivered and set a date by which certificates for certificated shares must be deposited, which may not be earlier than twenty days after the demand date; and
(5)   be accompanied by a copy of this chapter.
33-13-230.
Shareholders’ payment demand.

(a)   A shareholder sent a dissenters’ notice described in Section 33-13-220 must demand payment, certify whether he (or the beneficial shareholder on whose behalf he is asserting dissenters’ rights) acquired beneficial ownership of the shares before the date set forth in the dissenters’ notice pursuant to Section 33-13-220(b)(3), and deposit his certificates in accordance with the terms of the notice.
(b)   The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.
(c)   A shareholder who does not comply substantially with the requirements that he demand payment and deposit his share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for his shares under this chapter.

33-13-240.
Share restrictions.

(a)   The corporation may restrict the transfer of uncertificated shares from the date the demand for payment for them is received until the proposed corporate action is taken or the restrictions are released under Section 33-13-260.
(b)   The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.
33-13-250.
Payment.

(a)   Except as provided in Section 33-13-270, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who substantially complied with Section 33-13-230 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.
(b)   The payment must be accompanied by:
(1)   the corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;
(2)   a statement of the corporation’s estimate of the fair value of the shares and an explanation of how the fair value was calculated;
(3)   an explanation of how the interest was calculated;
(4)   a statement of the dissenter’s right to demand additional payment under Section 33-13-280; and
(5)   a copy of this chapter.
33-13-260.
Failure to take action.

(a)   If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation, within the same sixty-day period, shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.
(b)   If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters’ notice under Section 33-13-220 and repeat the payment demand procedure.
33-13-270.
After-acquired shares.

(a)   A corporation may elect to withhold payment required by section 33-13-250 from a dissenter as to any shares of which he (or the beneficial owner on whose behalf he is asserting dissenters’ rights) was not the beneficial owner on the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action, unless the beneficial ownership of the shares devolved upon him by operation of law from a person who was the beneficial owner on the date of the first announcement.
(b)   To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the fair value and interest were calculated, and a statement of the dissenter’s right to demand additional payment under Section 33-13-280.
33-13-280.
Procedure if shareholder dissatisfied with payment or offer.

(a)   A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due and demand payment of his estimate (less any payment under

Section 33-13-250) or reject the corporation’s offer under Section 33-13-270 and demand payment of the fair value of his shares and interest due, if the:
(1)   dissenter believes that the amount paid under Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly;
(2)   corporation fails to make payment under Section 33-13-250 or to offer payment under Section 33-13-270 within sixty days after the date set for demanding payment; or
(3)   corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.
(b)   A dissenter waives his right to demand additional payment under this section unless he notifies the corporation of his demand in writing under subsection (a) within thirty days after the corporation made or offered payment for his shares.
ARTICLE 3
Judicial Appraisal of Shares
33-13-300.
Court action.

(a)   If a demand for additional payment under Section 33-13-280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the demand for additional payment and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.
(b)   The corporation shall commence the proceeding in the circuit court of the county where the corporation’s principal office (or, if none in this State, its registered office) is located. If the corporation is a foreign corporation without a registered office in this State, it shall commence the proceeding in the county in this State where the principal office (or, if none in this State, the registered office) of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.
(c)   The corporation shall make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication, as provided by law.
(d)   The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint persons as appraisers to receive evidence and recommend decisions on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.
(e)   Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.
33-13-310.
Court costs and counsel fees.

(a)   The court in an appraisal proceeding commenced under Section 33-13-300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 33-13-280.
(b)   The court also may assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:
(1)   against the corporation and in favor of any or all dissenters if the court finds the corporation did not comply substantially with the requirements of Sections 33-13-200 through 33-13-280; or

(2)   against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.
(c)   If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.
(d)   In a proceeding commenced by dissenters to enforce the liability under Section 33-13-300(a) of a corporation that has failed to commence an appraisal proceeding within the sixty-day period, the court shall assess the costs of the proceeding and the fees and expenses of dissenters’ counsel against the corporation and in favor of the dissenters.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.   Indemnification of Directors and Officers
Subsection (a) of Section 14-2-851 of the GBCC provides that a corporation may indemnify an individual made a party to a proceeding because he or she is or was a director against liability incurred in the proceeding if such individual conducted himself or herself in good faith and such individual reasonably believed, in the case of conduct in an official capacity, that such conduct was in the best interests of the corporation and, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and, in the case of any criminal proceeding, such individual had no reasonable cause to believe such conduct was unlawful. Subsection (d) of Section 14-2-851 of the GBCC provides that a corporation may not indemnify a director in connection with a proceeding by or in the right of the corporation except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct under Section 14-2-851 of the GBCC or in connection with any proceeding with respect to conduct for which he or she was adjudged liable on the basis that personal benefit was improperly received by him or her.
Notwithstanding the foregoing, pursuant to Section 14-2-854 of the GBCC a court may order a corporation to indemnify a director or advance expenses if such court determines that the director is entitled to indemnification under the GBCC or that it is fair and reasonable to indemnify such director in view of all the relevant circumstances, even if such director has not met the standard of conduct set forth in Section 14-2-851 of the GBCC, failed to comply with Section 14-2-853 of the GBCC or was adjudged liable according to Section 14-2-851 of the GBCC. However, if such director was adjudged liable, the indemnification shall be limited to reasonable expenses incurred in connection with the proceeding. If the court orders indemnification and/or advance of expenses pursuant to Section 14-2-854 of the GBCC, the court may also order the corporation to pay the director’s reasonable expenses in obtaining the court-ordered indemnification or advance of expenses.
Section 14-2-852 of the GBCC provides that if a director has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party, because he or she is or was a director of the corporation, the corporation shall indemnify the director against reasonable expenses incurred by the director in connection therewith.
Section 14-2-857 of the GBCC provides that a corporation may indemnify and advance expenses to an officer of the corporation who is a party to a proceeding because he or she is an officer of the corporation to the same extent as a director and if he or she is not a director to such further extent as may be provided in its articles of incorporation, bylaws, a resolution of its board of directors or a contract except for liability arising out of conduct that constitutes: (i) appropriation of any business opportunity of the corporation in violation of his duties; (ii) acts or omissions which involve intentional misconduct or a knowing violation of law; (iii) receipt of an improper personal benefit; or (iv) making distributions in violation of Section 14-2-640 of the GBCC. Section 14-2-857 of the GBCC also provides that an officer of the corporation who is not a director is entitled to mandatory indemnification under Section 14-2-852 and is entitled to apply for court-ordered indemnification or advances for expenses under Section 14-2-854, in each case to the same extent as a director. In addition, Section 14-2-857 provides that a corporation may also indemnify and advance expenses to an employee or agent who is not a director to the extent consistent with public policy that may be provided by its articles of incorporation, bylaws, action of its board of directors or by contract.
Section 14-2-858 of the GBCC provides that a corporation may purchase and maintain on behalf of a director, officer, employee or agent of a corporation insurance against liability asserted against or incurred by that person serving in such capacity for the corporation or arising from his status.
The Colony bylaws provide that any person, his heirs, executors, or administrators, may be indemnified or reimbursed by Colony for reasonable expense actually incurred in connection with any action, suit or proceeding, civil or criminal, to which he or she shall be made a party by reason of the fact that he or she is or was a director, trustee, officer, employee, or agent of Colony, or that he or she is or was serving, at the request of Colony, trust or other organization or enterprise; provided; however, that no person shall be so indemnified or reimbursed in relation to any matter in such action, suit or proceeding as to which he or she shall finally be adjudged to have been guilty of or liable for gross negligence, willful misconduct or criminal acts in the performance of his duties to Colony, or to such other firm, corporation, trust, organization, or enterprise; and provided further, that no person shall be so indemnified or reimbursed in relation to any matter in such action, suit, or proceeding which has been in the subject of a compromise settlement, except with the approval of (i) a court of competent jurisdiction, (ii) the holders of record of a majority of the outstanding shares of capital stock of Colony, or (iii) a majority of the members of the Board of Directors then holding office, excluding the votes of any directors who are parties to the same or substantially the same action, suit or proceeding.
The Colony bylaws also provide that expenses incurred in defending any action, suit or proceeding referred to above may be paid by Colony in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the director, trustee, officer, employee or agent to repay such amount unless it shall ultimately be determined that he or she is entitled to be indemnified by the corporation as provided above.
The Colony bylaws further provide that Colony may purchase and maintain on behalf of a director, officer, employee or agent of Colony insurance against liability asserted against or incurred by that person serving in such capacity for Colony or arising from his status with Colony whether or not Colony would have the power to indemnify that person under the Colony Bylaws.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 21.   Exhibits and Financial Statement Schedules.
(a)
List of Exhibits

Exhibit 2.1	—	Agreement and Plan of Merger, dated June 24, 2026, by and between Colony Bankcorp, Inc. and First Reliance Bancshares, Inc. (attached as Annex A to the proxy statement/prospectus)
Exhibit 3.1	—	Articles of Incorporation, as amended, (incorporated herein by reference from Exhibit 99.1 to Colony’s Quarterly Report on Form 10-Q for the period ended June 30, 2014, filed on August 4, 2014)
Exhibit 3.1	—	Articles of Amendment (incorporated herein by reference from Exhibit 3.2 to Colony’s Quarterly Report on Form 10-Q for the period ended June 30, 2022, filed on August 12, 2022).
Exhibit 3.2	—	Amended and Restated Bylaws of Colony Bankcorp, Inc. (incorporated herein by reference from Exhibit 3.1 to Colony’s Current Report on Form 8-K, filed on September 18, 2020).
Exhibit 4.1	—	Description of Securities (incorporated herein by reference from Exhibit 4.1 to Colony’s Annual Report on Form 10-K, filed on March 13, 2026)
Exhibit 5.1	—	Legal Opinion of Alston & Bird LLP
Exhibit 8.1	—	Tax Opinion of Alston & Bird LLP
Exhibit 8.2	—	Tax Opinion of Ward and Smith, P.A.
Exhibit 21.1	—	Subsidiaries of the Registrant (incorporated herein by reference from Exhibit 21 to Colony’s Form 10-K, filed on March 13, 2026)
Exhibit 23.1	—	Consent of Mauldin & Jenkins, LLC (with respect to Colony Bankcorp, Inc.)
Exhibit 23.2	—	Consent of Elliott Davis, LLC (with respect to First Reliance Bancshares, Inc.)
Exhibit 23.3	—	Consent of Wipfli LLP (with respect to TC Bancshares, Inc.)
Exhibit 23.4	—	Consent of Alston & Bird LLP (continued in Exhibits 5.1 and 8.1)

Exhibit 23.5	—	Consent of Ward and Smith, P.A. (continued in Exhibit 8.2)
Exhibit 24	—	Power of Attorney (included on signature page)*
Exhibit 99.1	—	Form of Proxy to be used by Holders of Shares of Colony Common Stock at the Colony Bankcorp, Inc. Special Meeting
Exhibit 99.2	—	Form of Proxy to be used by Holders of Shares of FSRL stock at the FSRL Special Meeting
Exhibit 99.3	—	Consent of Keefe, Bruyette & Woods, Inc.
Exhibit 99.4	—	Consent of Hovde Group LLC
Exhibit 107		Filing Fee Table*

*
Previously filed

(b)
Financial Statement Schedules

None. All other schedules for which provision is made in Regulation S-X of the Securities and Exchange Commission are not required under the related restrictions or are inapplicable, and, therefore, have been omitted.
Item 22.   Undertakings.
The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
(i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and
(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
The registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant has duly caused this amendment no. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fitzgerald and State of Georgia, on August 25, 2026.
COLONY BANKCORP, INC.
By:
/s/ T. Heath Fountain

Name:
T. Heath Fountain

Title:
Chief Executive Officer

POWER OF ATTORNEY
Pursuant to the requirements of the Securities Act of 1933, this amendment no. 1 to registration statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
/s/ T. Heath Fountain T. Heath Fountain	Chief Executive Officer and Director (principal executive officer)	August 25, 2026
/s/ Derek Shelnutt Derek Shelnutt	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)	August 25, 2026
* Mark H. Massee	Chairman of the Board	August 25, 2026
* Scott Lowell Downing	Director	August 25, 2026
* Brian D. Schmitt	Director	August 25, 2026
* Meagan M. Mowry	Director	August 25, 2026
* Matthew D. Reed	Director	August 25, 2026
* Audrey D. Hollingsworth	Director	August 25, 2026
* Paul Joiner	Director	August 25, 2026
By: /s/ T. Heath Fountain Name: T. Heath Fountain Title: Attorney-in-Fact